ORLEN

GK/AK/341/2004

RECEIVED
SEC MAIL PROCESSING SECTION
AUG 17 2004
WASH. D.C. 205

SEC file: 82-5036

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

04036325

Płock, 7 July 2004

To whom it may concern,

With reference to Information Reporting Requirements of PKN ORLEN S.A. for the U.S. Securities and Exchange Commission please find enclosed PKN ORLEN's current reports from No 16/2004 to 53/2004 plus 1Q2004 figures under PAS (unconsolidated and consolidated) and IFRS and FY2003 under PAS and IFRS (consolidated).

Should you have any questions do not hesitate to contact the undersigned on: +48 24 365 56 33 or mobile: +48 605 739 304.

Yours sincerely,

Aneta Kielbasa
Investor Relations Department

PROCESSED
AUG 18 2004
THOMSON FINANCIAL

Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	List of shareholders afterAGM
Released	15:41 06-Jul-04
Number	5575A

PKN ORLEN SA
SEC File
82-5036

Current Report 53/2004 dated 6 July 2004

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby discloses the list of shareholders who had a right to exercise at least 5% of total votes at the Ordinary General Meeting of Shareholders of PKN ORLEN which was originally called on June 24, 2004.

No	Shareholder	Number of shares owned	Type of shares	Number of votes	Votes (%)
1.	**COMMERCIAL UNION OFE BPH CU WBK** Al. Jana Pawla II 23 00-854 Warszawa	23,862,173	bearer	23,862,173	8.44%
2	**ING NATIONALE-NEDERLANDEN POLSKA OFE** Ul. Ludna 2 00-406 Warszawa	18,000,000	bearer	18,000,000	6.37%
3	**NAFTA POLSKA Spolka Akcyjna** UL. Jasna 12 00-013 WARSZAWA	74,076,299	bearer	74,076,299	26.20%
4	**SKARB PANSTWA Reprezentowany przez Ministra Skarbu Panstwa** UL. Krucza 36 / Wspolna 6 00-522 WARSZAWA	43,633,897	bearer	43,633,897	15.43%
5	**THE BANK OF NEW YORK** 101 Barclay Street New York, N.Y. 10286, USA	44,723,602	bearer	44,723,602	15.82%

- *Polski Koncern Naftowy ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sectors in Poland.*

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	EGMs on 5 August 2004
Released	15:39 06-Jul-04
Number	5573A

PKN ORLEN SA
SEC File
82-5036

Current report 52/2004 dated 6 July 2004

Agenda for the Extraordinary General Meeting of Shareholders of PKN ORLEN

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN"), Central Europe's largest downstream oil company, pursuant to art. 399 § 1 and with respect to art. 398 of the Code of Commercial Companies and under § 7 item 2 of the Company's Articles of Association as a fulfillment of the Resolution no. 40 dated 24 June 2004 of the Ordinary General Meeting of Shareholders of PKN ORLEN, hereby publishes the Agenda of the Extraordinary General Meeting of Shareholders of PKN ORLEN to be held on 5 August 2004. The Meeting shall commence at 10.00 CET in Plock (Poland) at the following address:

Centrum Edukacji Grupa ORLEN
25 Kobylinskiego Street

Agenda of the Extraordinary General Meeting of Shareholders of PKN ORLEN:

1. Opening;
2. Election of the Chairman of the Meeting;
3. Affirmation of the legality of the Meeting;
4. Approval of the Agenda;
5. Election of the Vote Counting Commission;
6. Passing of a resolution concerning approval for sale or lease of a self-operating part of the Company;
7. Passing of a resolution concerning changes in the Supervisory Board of PKN ORLEN;
8. Passing of resolutions concerning changes to the Regulations of the General Meeting of Shareholders of PKN ORLEN;
9. Passing of a resolution concerning insurance conditions of the members of the Supervisory Board of PKN ORLEN and changes to the principles of remuneration of the Supervisory Board of PKN ORLEN according to the approved corporate governance rules;
10. Closure of the General Meeting of Shareholders.

Participation in the Extraordinary General Meeting of Shareholders is permitted for those holding certificates, issued by a brokerage house or a bank managing a securities account, stating the number of shares owned and confirming that the shares will have been deposited in the account by the end of the Meeting.

Participation in the Meeting is permitted on condition that the certificates mentioned above will be submitted by 28 July 2004 inclusive at the Legal Office - room 203, Company Headquarters in Plock, Chemikow St. 7, between 7.30 a.m.

and 4 p.m.

A week before the Meeting, copies of the materials concerning cases and matters listed in the agenda and materials concerning the Meeting, to the extent required by Law, will be made available to Shareholders between 8 a.m. and 3 p.m in the reception of the Company's Headquarters at 7 Chemikow St. Plock.

The list of shareholders entitled to participate in the Meeting will be made available in the Company's Headquarters for three days before the Meeting.

Registration of shareholders and distribution of voting cards will begin at 9.00 a.m. in front of the meeting hall.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Sale of Lubeoil Division
Released	15:42 05-Jul-04
Number	5078A

PKN ORLEN SA
SEC File
82-5036

Current report no 51/2004 dated 5 July 2004

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby informs that on 1st July PKN ORLEN signed a sale contract regarding the sale of a self-operating part of PKN ORLEN – Lubeoil Division, for a total net price of PLN 47,391,125.96, to ORLEN Oil Sp. z o.o. with its headquarters in Cracow.

The aforementioned deal represents a further step in the restructuring process of PKN ORLEN. The sale is to consolidate the production and sale of lubricating and motor oils in the PKN ORLEN Capital Group. It is also a further stage in the process of integrating the production of base oils and the production and sale of finished products such as motor and lubricating oils.

As of 1st July, PKN ORLEN was in possession of a 9% shareholding in the initial capital of ORLEN Oil.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	ORLEN Morena
Released	16:18 01-Jul-04
Number	3942A

PKN ORLEN SA
SEC File
82-5036

Current report dated 1st July 2004

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") Central Europe's largest downstream oil company, announces that on 1 July 2004, on the basis of share transfer agreements, the Company purchased 5,200 shares in ORLEN Morena Sp. z o.o., based in Gdansk ("ORLEN Morena"), with a par value of PLN 1,000 each, representing 49,52% of the initial capital of ORLEN Morena and the same number of votes at its shareholders' meeting, for a total price of PLN 5,954,000.00 as a result of the agreement between PKN ORLEN and FOX-OIL Company Sp. z o.o. based in Gdansk.

Following the aforementioned transaction, PKN ORLEN owns 100 per cent of ORLEN Morena

Purchase of the shares of the ORLEN Morena is in a line with PKN ORLEN strategy, which envisages the consolidation of ownership Regional Market Operators.

ORLEN Morena activitities include retail and wholesale trade of fuels produced by PKN ORLEN. ORLEN Morena is a Regional Market Operator in Northern Poland

Except for the share transfer agreements referred to above, no other relations exist between the issuer and the issuer's managing or supervising persons and the sellers of the shares.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	CEO statement
Released	07:00 30-Jun-04
Number	2844A

PKN ORLEN SA
SEC File
82-5036

Current Report no 49/2004 dated 29 June 2004

Polski Koncern Naftowy ORLEN SA ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby informs that on June 29th 2004, the Supervisory Board of PKN ORLEN has released an announcement:

"The Supervisory Board has been handed in a letter, addressed to the Supervisory Board of PKN ORLEN, from Mr Zbigniew Wrobel, CEO and President of PKN ORLEN. The letter has informed that due to the recent media speculation and political controversy surrounding PKN ORLEN and its Management Board, which adversely affects both the creation of the shareholder value of PKN ORLEN and the interest of PKN ORLEN, he has expressed his intention to step down.

As a result, the Supervisory Board has initiated moves to appoint a new CEO in accordance with best international practice; to this extent, the Supervisory Board will appoint an executive search consultancy.

Mr Zbigniew Wrobel's resignation will be approved subject to confirmation of the appointment of a new CEO of PKN ORLEN.

All decisions of the Supervisory Board were taken unanimously."

In the light of the above, PKN ORLEN explains, that the dismissal of Mr Zbigniew Wrobel from the position of CEO and President of PKN ORLEN has not taken place. Mr Zbigniew Wrobel has remained in office as CEO and President of PKN ORLEN. The members of the Supervisory Board have acknowledged the statement of Mr Zbigniew Wrobel of his intention to resign from his position and at the same time they have undertaken activities which are to appoint a new President of the Management Board of PKN ORLEN.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Resolutions after AGM
Released	07:00 29-Jun-04
Number	2358A

Current report no 48/2004 dated 28th June 2004

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby announces full text of resolutions passed by the Ordinary General Meeting of Shareholders of PKN ORLEN called on 24th June 2004 and continued on 28 June 2004.

RESOLUTION No 1

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2004

regarding amendments to the Articles of Association of PKN ORLEN in the version including a proposed by a shareholder – State Treasury amendment, which is in accordance with the motion made by a shareholder - Nafta Polska S.A.

§ 1

Pursuant to the art. 430 § 1 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby makes the following amendments to the Articles of Association of PKN ORLEN:

1. **§ 7 item 11 as below:**

"The voting rights of the Company's shareholders is restricted in the way that at the General Meeting of Shareholders none of them can exercise more than 10% of the total votes existing in the Company as of the day when the General Meeting of Shareholders takes place, with the restriction that for the purpose of establishing principles for persons buying significant stakes of shares stated in Law on Public Trading of Securities such restrictions concerning voting rights do not exist. The above mentioned voting right restriction does not concern Nafta Polska S.A., the State Treasury and depository bank, which on the basis of the agreement between the bank and the Company issued depository receipts in connection with the Company's shares (in case this entity exercises its voting right from the Company's shares). For the purposes of this item the voting right exercised by the dependent entity is understood as exercise of voting rights by the dominant entity as stated in Law on Public Trading of Securities and for the counting of votes to which a shareholder is entitled the number of votes per share is added to the number of votes per share a shareholder would have if his GDR were exchanged for shares."

To be replaced with the following:

"The voting rights of the Company's shareholders are as follows:

1. *The voting rights of those of the Company's present and new shareholders, who bought or came into possession of the Company's shares after the introduction of the changes to the Company's Article of Association at the General Meeting of Shareholders dated 28 June 2004, are restricted in that the shareholder, who, after buying or coming into possession of the Company's shares, has more than 20% of the total number of votes of the Company, cannot exercise more than 20% of the total votes of the Company as of the day when the General Meeting of Shareholders takes place, with the restriction that for the purpose of establishing the duties for those people who buy significant shareholdings as stated in Law on Public Trading of Securities such restrictions concerning voting rights do not mean an exemption from duty.*
2. *If those shareholders, who on the day of the introduction of the changes to the Articles of Association as mentioned in point no 1, are in possession of more than 20% of the total number of the votes of the Company, and are thus entitled to exercise more than 20% of the total number of votes of the Company, buy or take over new shares after the above mentioned day, than they are entitled to exercise the voting rights only equivalent to the number of shares which does not extend the number of votes to which they are entitled on 28 June 2004.*
3. *As of the day of coming into operation of the normative regulation which ensures a proper protection of the interests of the State Treasury as far as the companies which are of significance for the Polish market are concerned, but no later than on 30 June 2005, the voting right of the shareholders of the Company is limited so as a shareholder, irrespective of the day of coming into possession of the shares, cannot exercise during the General Meeting of Shareholders more than 20 % of the total number of votes of the Company as of the day when the General Meeting of Shareholders takes place.*
4. *For the purposes of above mentioned points no 1-3, the voting right exercised by the dependent entity is understood as execution of voting rights by the dominant entity as stated in Law on Public Trading of Securities and for the counting of votes to which a shareholder is entitled the number of votes per share is added to the number of votes would have been obtained by a shareholder if his GDR were exchanged for shares.*
5. *The change of this item requires the passage of a resolution by the General Meeting of Shareholders with the majority of 80% of the given votes."*

The shareholders Bengodi Finance S.A., Kulczyk Holding S.A. and Euro Agro Centrum S.A. raised an objection to the resolution.

RESOLUTION No 2

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2004

regarding amendments to the Articles of Association of PKN ORLEN

§ 1

Pursuant to the art. 430 § 1 of the Code of Commercial Companies, the General Meeting of Shareholders of PKN ORLEN hereby makes the following amendments to the Articles of

Association of PKN ORLEN:

1. **§ 8 item 3 to add point 3 as below:**

"Terms of office of individual Supervisory Board members with a mandate on the day of the registration of the changes to the Articles of Association, passed in a form of a resolution of the Extraordinary General Meeting of Shareholders on 8 April 2004, turn, starting from that day, into a common term of office and the beginning of such common term starts on 21 February 2004."

2. **§ 8 item 11 point 13 as below:**

"Giving assent, following Management Board motions, to sell property / real estate or shares in such property / real estate, whose net book value does not exceed one twentieth of the initial capital."

To be replaced with the following:

"Giving assent, following Management Board motions, to sell property, perpetual usufructs or a share of such property, whose net book value exceeds one twentieth of the initial capital, but does not exceed one twentieth of the initial capital"

3. **§ 8 item 11 point 14 as below:**

"Giving assent, following the Management Board's motions, to purchase property or a share of a property, on condition that, if the value according to the net purchase price of such property or share of a property exceed one fortieth of the initial capital"

To be replaced with the following:

"Giving assent, following the Management Board's motions, to purchase property, perpetual usufruct or a share of a property, on condition that, if the value according to the net purchase price of such property, perpetual usufruct or share of a property exceeds one fortieth of the initial capital."

4. **§ 9 item 7 point 2 as below:**

"Sale of property / real estate or share of such property / real estate, whose net book value does not exceed one twentieth of the initial capital. The sale will only take place after prior approval of the Supervisory Board".

To be replaced with the following:

"Sale of property / real estate, perpetual usufruct or share in such property / real estate, whose net book value does not exceed one twentieth of the initial capital. The sale will only take place after prior approval of the Supervisory Board".

5. **§ 9 item 7 point 3 as below:**

"The purchase of property / real estate or share of a property / real estate, whose value according to the net purchase price does not exceed one fortieth of the initial capital."

To be replaced with the following:

-

The purchase of property / real estate, perpetual usufruct or share of a property / real estate, on condition that, if the value according to the net purchase price of such property / real estate, perpetual usufruct or share of a property / real estate exceeds one fortieth of the Company's initial capital, the purchase requires approval of the Supervisory Board."

-

6. **§ 9 item 7 point 4 as below to be deleted:**

-

"The purchase of property / real estate or share in a property / real estate, whose net book value according to the net purchase price exceeds one fortieth of the initial capital. The purchase can be executed subject to approval of the Supervisory Board."

§ 2

Under art. 430 § 5 of the Code of Commercial Companies the Ordinary General Meeting of Shareholders of PKN ORLEN S.A. herby gives the authority to the Supervisory Board of PKN ORLEN S.A. to agree the unified text of the Company's Articles of Association incorporating changes to the Articles of Association approved by the Ordinary General Meeting of Shareholders of PKN ORLEN S.A.

About PKN ORLEN

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

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Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Statement re Corp. Governance
Released	16:16 25-Jun-04
Number	1714A

PKN ORLEN SA
SEC File
82-5036

STATEMENT of PKN ORLEN dated 25 June 2004

STATEMENT

The Management Board of Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") discloses the current statement regarding implementation of corporate governance rules. The statement was approved by the Management Board and accepted by the Supervisory Board and the General Meeting of Shareholders of PKN ORLEN.

§ 27 of the Regulations of the Warsaw Stock Exchange and with respect to the resolution of the Supervisory Board of the Warsaw Stock Exchange regarding an approval of Corporate Governance for the issuers of shares, convertible and pre-emptive convertible bonds admitted to public trading.

	PRINCIPLE	YES/ NO/ PARTIALLY	PKN ORLEN's commentary
GENERAL PRINCIPLES			
I	Objective of the Company The basic objective of operations of a company's bodies is to further the interest of the company, i.e. to increase the value of the assets entrusted by its shareholders, with consideration to the rights and interests of entities other than shareholders, involved in the functioning of the company, including, in particular, the company's creditors and employees.	YES	*In accordance with the mission and vision of PKN ORLEN, the Management Board makes every effort to ensure that the Company conducts effective business activity, with consideration to the interests of all shareholder and stakeholder groups.* ***Mission: Who We Are*** *PKN ORLEN is one of the largest capital groups in Poland, generating approximately 10% of the state's budget revenue and providing employment to tens of thousands of people. PKN ORLEN also operates the largest network of service stations in Poland and owns one of the most technologically advanced refineries in Europe. By providing top quality fuels and services on the CEE market, WE are SETTING THE PACE OF LIFE, but at the same time we remember to observe the best economic, environmental and social standards.* ***Vision: Where We Are Going*** *Our objective is to establish a concern which will gain a significant position in Europe. We would like it to be respected, trusted and known for the high quality of its operations. As a material employer and national concern – with tradition and history – we feel responsible for community and natural environment. To us, social responsibility is an inherent component of modern management. Through a partnership dialogue with stakeholders, in making decisions concerning our operations, we strive to take into consideration to an increasing*

			extent the interests of all persons, organisations, and communities affected by our operations. We would like to guarantee success to all who have put their trust in us. *Focused on growth in the value of assets invested by shareholders, the Company's Management Board is implementing the Economic Value Added (EVA) programme in the company's operations. The criteria developed in the course of the programme will be a determinant of our investment decisions and an element of the incentive remuneration scheme.*
II	Majority rule and protection of minority A joint-stock company is a capital venture, and therefore, it must respect the principle of capital majority rule, and the primacy of majority over minority. A shareholder who contributes more capital also bears a higher economic risk. It is, therefore, justified that his interest be taken into consideration in proportion to the contributed capital. The minority must have a guarantee of proper protection of their rights, within limits set by law and commercial integrity. While exercising its rights, the majority shareholder should take into account the interests of the minority.	**YES**	*PKN ORLEN fully abides by the principle of a majority rule, while respecting the rights of minority within the limits set by law and the Company's Articles of Association. The Company's activities are subordinated to the joint interests of all shareholders, and not the interest of one person or organisation.*
III	Honest intentions and non-abuse of rights The exercise of rights and the reliance on legal institutions should be based on honest intentions (good faith) and cannot reach beyond the purpose and economic reasons for which these institutions have been established. No activities should be taken which exceed the limits so set, and which thus constitute an abuse of the law. The minority should be protected against abuse of ownership rights by the majority and the interests of the majority should be protected against abuse by the minority of its rights, thus ensuring the best protection of equitable interests of the shareholders and other market participants.	**YES**	*Members of the Company's bodies exercise their rights and perform their obligations in good faith and with utmost care. All actions undertaken by members of the Company's bodies and employees, to whom the relevant scope of responsibilities and competence was entrusted, are preformed within the limits set by law, their objective being to achieve the economic goals for which the company was established.*
IV	Court control		*Neither the Company's bodies, nor persons chairing*

	Neither the company's bodies, nor persons chairing a General Meeting, may decide on issues which should be resolved by court judgements. This does not apply to activities which are within the powers of the company's bodies and of persons chairing General Meetings, or which they are obliged to undertake by force of law.	**YES**	*General Meetings decide on issues which should be submitted for resolution to courts, unless such actions rest within their powers or they are obliged to undertake them by force of law.*
V	**Independent opinions ordered by the company** When choosing an entity which is to provide expert services, including in particular the services of an expert auditor, financial and tax advisory services, as well as legal services, the company should consider whether there exist circumstances limiting the independence of this entity when performing the entrusted tasks.	**YES**	*In choosing an entity which is to provide expert services, including the appointment of a chartered auditor, the Company abides by the relevant procedures to ensure the independence of the entity and the observance of the principle of fair competition.*
	BEST PRACTICES OF GENERAL MEETINGS		
1	A General Meeting should take place in a location and at a time to allow the participation of as many shareholders as possible.	**YES**	*General Meetings of PKN ORLEN are held in the Company's registered offices in Plock, but in accordance with the Company's Articles of Association they may also be held in Warsaw.*
2	A request for convening a General Meeting and placing certain issues on its agenda, made by parties so entitled, should be justified. Draft resolutions proposed to be adopted by the General Meeting and other key documents should be presented to the shareholders along with a justification and an opinion of the Supervisory Board prior to the General Meeting, in advance so as to allow them to review and evaluate the same.	**PARTIALLY**	*Neither the statutory regulations nor the Company's Articles of Association require any justification to be made in connection with the exercise of the right to demand that a General Meeting be convened. If the Company adopted the principle that justification must be provided, it would impose on the Company shareholders an obligation for which there are no grounds in the Polish Companies Act, and in the opinion of the Management Board that would be neither in the interest of the Company nor the shareholders. In the opinion of the Company's Management and Supervisory Boards, a detailed agenda of a General Meeting to a large extent operates as a justification, as it shows for what purpose the General Meeting is convened and what issues are to be discussed.*

			The Company fully respects this part of the principle which applies to presentation to the shareholders of materials and draft resolutions in the scope and in the timeframes provided for in the law. Furthermore, the Company's Articles of Association stipulate that the Supervisory Board should issue its opinion on any matters presented by the Management Board to the General Meeting.
3	A General Meeting convened at the request of shareholders should be held on the date given in the request, and if this date cannot be kept, on the closest date which will allow the General Meeting to settle the issues placed on its agenda.	**YES**	*Respecting the shareholders' rights under the law or the Company's Articles of Association, the Management Board of PKN ORLEN takes into account the shareholders' proposals as to the date on which a General Meeting should be held, unless there are obstacles of a formal (legal) nature or objective reasons for which a General Meeting cannot be held on the date requested by a shareholder.*
4	A General Meeting whose agenda includes certain issues at the request of authorised entities or which has been convened at such request may be cancelled only upon consent of the requesting parties. In all other instances, a General Meeting may be cancelled if its holding is hindered (force majeure) or is obviously groundless. The meeting is called off in the same manner as it has been convened, ensuring as little negative consequences for the company and its shareholders as possible, and in any case no later than three weeks prior to the original date of the meeting. A change in the date of the General Meeting is made in the same manner as the cancellation, even if the proposed agenda does not change.	**YES**	*To date the Company has never had to cancel a General Meeting, but should such a necessity occur in the future, the Management Board will take steps to minimize the negative consequences of the cancellation for the shareholders.*
5	In order for a representative of a shareholder to participate in a General Meeting, his right to act on behalf of the shareholder should be duly documented. It should be presumed that a written document confirming the right to represent a shareholder at a General Meeting is in conformity with the law and does not require any additional confirmations and acknowledgements unless its authenticity or validity prima facie raises doubts by the company's management board (upon drawing up the attendance list) or the	**YES**	*The right to act on behalf of a shareholder is deemed by the Company to be duly documented if the Company is presented with a written power of proxy prepared and executed in accordance with the provisions of the law and granted by persons who – in accordance with a valid excerpt from a relevant register presented to the Company – are authorised to do so.*

	chairman of the General Meeting.		
6	The General Meeting should have regular by-laws setting forth the detailed principles of conducting the meetings and adopting resolutions. The by-laws should contain, in particular, provisions concerning elections to the supervisory board by voting in separate groups. The by-laws should not be subject to frequent changes; it is advisable that the changes enter into force as of the subsequent General Meeting.	**YES**	*General Meetings of PKN ORLEN are held in compliance with the binding laws, provisions of the Company's Articles of Association and Rules of the General Meeting. The consolidated text of the Rules of the General Meeting was approved by virtue of Resolution No. 51 of the General Meeting of PKN ORLEN of June 28th 2002. The Rules of the General Meeting contain provisions concerning election of members of the Supervisory Board, but do not provide for voting in separate groups. The Management Board will present to the shareholders the proposal to incorporate provisions on voting in separate groups into the Rules.*
7	A person opening the General Meeting should procure an immediate election of the chairman of the meeting, and should refrain from any substantial or formal decisions.	**YES**	*In accordance with the Rules of the General Meeting a person opening the General Meeting initiates the meeting and procures the election of the chairman. Once elected, the Chairman starts presiding over the meeting. Neither the Articles of Association nor the Rules of the General Meeting provide for any other role by or grant any other powers to a person opening the General Meeting.*
8	The chairman of the General Meeting ensures an efficient conduct of the meeting and observance of the rights and interest of all shareholders. The chairman should counteract, in particular, the abuse of rights by the participants of the meeting and should guarantee that the rights of minority shareholders are respected. The chairman should not, without sound reason, resign from his function, or put off the signing of the minutes of the meeting.	**YES**	*The Rules of the General Meeting specify the powers and duties of the Chairman of the General Meeting to the extent necessary for efficient and correct conduct of the meeting and observance of the rights of all the shareholders in line with the established practice, binding laws, the Company Articles of Association and the Rules of the General Meeting.*
9	A General Meeting should be attended by members of the Supervisory Board and the Management Board. An expert auditor should be present at an annual General Meeting and at an extraordinary General Meeting if financial matters of the company are to be discussed.		*Trying to ensure the best possible conditions for a dialogue between the Management and Supervisory Boards and the shareholders, perceiving the General Meeting as a platform for communication and at the same time bearing in mind that the Company governing bodies have a number of members, that there is a certain division of powers between the members of the Management Board and that any General Meeting has a clearly specified*

		PARTIALLY	*agenda, the Management Board declares that members of the Management and the Supervisory Boards provide the shareholders during a General Meeting, within the limits of their powers, with explanations and information with respect to the issues under consideration.* *The Company will ensure that General Meetings whose agendas include financial matters, in particular approval of financial statements of the Company or its Group, are attended by an auditor prepared to provide explanations or information concerning its audit and opinion.*
10	Members of the Supervisory Board and the Management Board and the expert auditor of the company should, within their powers and to the extent necessary for the settlement of issues discussed by the General Meeting, provide the participants of the meeting with explanations and information concerning the company.	**YES**	*Members of the Company's Management and Supervisory Boards present at a General Meeting will make every effort to provide the shareholders, within their powers, with information and explanations connected with the issues under consideration.*
11	All answers provided by the Management Board to the questions posed by the General Meeting should take into account the fact that the reporting obligations are performed by a public company in a manner which follows from the Law on Public Trading in Securities, and certain information cannot be provided otherwise.	**YES**	*Members of the Company's Management and Supervisory Boards and the auditor present at the General Meeting provide explanations and give information to the extent complying with the limitations under the existing legal framework concerning reporting obligations binding on a public company.*
12	Short breaks in the session which do not defer the session, ordered by the chairman in justified cases, cannot be aimed at hindering the exercise of the rights by the shareholders.	**YES**	*In accordance with the Polish Companies Act, ordering a break in a meeting is subject to a resolution by the General Meeting. Though in accordance with the Rules of the General Meeting the Chairman may order a break, such a break may in no way violate any provisions of the effective statutes or defer the session or hinder the exercise of the rights by the shareholders, as any such break is technical in nature. To date, the Chairman has never abused his competences under the Rules of the General Meeting in that respect; he has used this power on special occasions only and always in the shareholders' interest.*

13	Voting on procedural matters may be carried out only on issues related to the conduct of the meeting. This voting procedure cannot apply to resolutions which may have impact on the exercise by the shareholders of their rights.	**YES**	*In accordance with the Rules of the General Meeting, motions relating to the conduct of the meeting are considered motions on procedural matters. This does not include resolutions which may have an adverse effect on the exercise by the shareholders of their rights.*
14	A resolution not to consider an issue placed on the agenda may be adopted only if it is supported by sound reasons. A motion in this respect should be accompanied by a detailed justification. The General Meeting cannot adopt resolutions to remove an item from the agenda or not to consider an issue placed on the agenda at the request of the shareholders.	**PARTIALLY**	*With a view to ensuring the stability of the Company' s General Meeting and accepting the idea and the assumptions behind this principle, the Company declares that it will apply this principle, though it deems it necessary to introduce some changes thereto concerning items put on the agenda at the request of the shareholders. In the Company's opinion, the fact that it is impossible to remove or not to consider an issue on the agenda may be too excessive a limitation on the shareholders' freedom and may be against their interests. Making the removal of an issue from the agenda contingent on the approval or motion by the shareholder who requested a given issue to be placed on the agenda is a sufficient guarantee that an issue requested by a shareholder to be placed on the agenda will be considered.*
15	A party objecting to a resolution must have an opportunity to concisely present the reasons for its objection.	**YES**	*The Rules of the General Meeting as currently in force guarantee to the shareholders freedom to make statements regarding the issues under consideration which are related to the agenda. Participants of a General Meeting may both present arguments for and objections against a resolution. They also have a possibility to present the reasons for their objection with respect to an adopted resolution.*
16	Due to the fact that the Commercial Partnerships and Companies Code does not provide for court control in the event where a resolution is not adopted by the General Meeting, the Management Board or the Chairman of the Meeting should form the resolutions in such a way that each person who does not agree with a decision being the subject of the resolution, has the	**PARTIALLY**	*In the Company's opinion the wording of this principle raises doubts of a formal (legal) nature and its application in the proposed form could lead to problems which in practice would be difficult to solve.* *At the same time it must be noted, that the Chairman, the Notary Public, the legal expert, as well as the Company's legal service ensure that the wording of*

	possibility of challenging the same; provided that he is entitled to do so.		*the adopted resolutions does not raise any doubts and in no way limits the possibility of court control in accordance with the law.*
17	At the request of a participant in the General Meeting, his written statement is recorded in the minutes.	**YES**	*During General Meetings the shareholders are absolutely free to make written statements in connection with the discussed issues, and to have those statements included in the minutes at their request.*
	BEST PRACTICES OF SUPERVISORY BOARDS		
18	The Supervisory Board submits to the General Meeting an annual concise evaluation of the company's standing. The evaluation should be part of the annual report of the company, made available to all shareholders early enough to allow them to become acquainted with the same before the annual General Meeting.	**YES**	*Intending to ensure the possibility of accurate evaluation of the Company by the shareholders, and accepting the general idea and the assumptions behind this principle, the Company declares that it will apply this principle and incorporate a provision similar to the wording of this principle to the Rules of the Supervisory Board.*
19	A member of the Supervisory Board should have relevant education, professional and practical experience, be of high moral character and be able to devote all the time required to properly perform the function on the Supervisory Board. Candidates for members of the Supervisory Board should be presented and supported by reasons in sufficient detail to allow an educated choice.	**YES**	*Members of the Supervisory Board are evaluated by those considered by the Company to be the most competent to do so, namely the investors, who entrust the Company with their capital and place their trust in the members of the Supervisory Board, which is manifest in the very election and appointment of these persons to perform this responsible function by the General Meeting.*
20	1. a) At least one-half of the members of the Supervisory Board should be independent members. Independent members of the Supervisory Board should not have any relations with the company and its shareholders or employees, which relations could have a significant impact on the ability of the independent member to make impartial decisions; b) Detailed criteria of independence should be laid down in the statutes of the company;		*§ 8 item 5 of Articles of Association gives detailed independence criteria of members of the Supervisory Board:* *At least two members of the Supervisory Board have to comply with the following provisions:* *1. he is not an employee of the Company or the Affiliated Entity;* *2. he is not a member of the supervisory or management authorities of the Affiliated Entity;*

	c) Without the consent of at least one independent member of the Supervisory Board, no resolutions should be adopted on the following issues: - actions of any kind by the company and any entities associated with the company in favor of members of the Management Board; - consent to the execution by the company or a subsidiary of any key agreement with an entity associated with the company, member of the Supervisory Board or the Management Board, and with their associated entities; and - appointment of an expert auditor to audit the financial statements of the company. *The above rule may be implemented by the company on a date different than that for the remaining rules herein, but no later than by the end of 2004.*	**PARTIALLY**	3. *he is not a shareholder having 5% or more votes on the Company's General Meeting of Shareholders or the Affiliated Entity's general meeting;* 4. *he is not a member of supervisory or management authorities or employee of the entity having 5% or more votes on the Company's General Meeting of Shareholders or the Affiliated Entity's general meeting;* 5. *he is not an ascendant, descendant, spouse, sibling, spouse's parent or any other person remaining in an adoption relationship with any of the persons mentioned above.* *Above mentioned provisions must be fulfilled during whole period of the mandate.* *Any member who did not comply or stopped complying with the above provisions should be immediately recalled.* *In the respect to these Articles of Association „the Affiliated Entity" means that it is Dominant towards the Company, Dependent Entity towards the Company or Dependent Entity towards the Company's Dominant Entity."*
21	A supervisory board member should, above all, bear in mind the interests of the Company.	**YES**	*When performing their duties, members of the Supervisory Board bear in mind the Company's interest. By acting with a view to increasing the Company's value, they secure the interests of all the shareholders in a due manner.*
22	Members of the Supervisory Board should take relevant actions in order to receive from the Management Board regular and complete information on any and all significant issues concerning the company's operations and on risks related to the business being conducted and the ways of managing such risk.	**PARTIALLY**	*Acting as part the collegiate body which, in the case of a joint-stock company, is the Supervisory Board, and exercising all their rights under relevant statutes and the Company's Articles of Association, members of the Supervisory Board are regularly informed on how individual transactions are carried out and on any other significant issues. The Supervisory Board also has a right to present its opinion on any matter relating to the Company's operations.*
23	A Supervisory Board member should inform the remaining members of the board of any conflict of		

	interest that arises, and should refrain from participating in discussions and from voting on passing a resolution on the issue in which the conflict of interest has arisen.	**YES**	*It follows from to-date experience that members of the Supervisory Board refrained from participating in discussions and from voting on resolutions which could potentially result in a conflict of interests. Notwithstanding that, the Company declares that it will apply this principle and incorporate it in the Rules of the Supervisory Board.*
24	Information on the personal, actual and organisational connections of a Supervisory Board member with a given shareholder, and in particular with the majority shareholder should be made available to the public. The company should have a procedure in place for obtaining information from members of the Supervisory Board and for making it available to the public.	**YES**	*Accepting the general idea and the assumptions behind this principle, the Company declares that it will put in place relevant procedures for obtaining information and for making it available to the public.*
25	Supervisory Board meetings, save for issues which directly concern the Management Board or its members, and in particular their removal, liability and the setting of their remuneration, should be accessible and open to members of the Management Board.	**PARTIALLY**	*In the Company's opinion, clear separation of the Supervisory Board from other bodies of a joint-stock company and specific rights and obligations assigned to it under regulations currently in force confirm that the Supervisory Board of PKN ORLEN enjoys optimum conditions to proceed, allowing it to conduct discussions at meetings in a free and unrestrained manner with all the required information and explanations provided by the Management Board. In the Company's opinion, the requirement concerning the accessibility and openness of meetings of the Supervisory Board to members of the Management Board interferes too excessively with the manner and freedom of the Supervisory Board's work. Members of the PKN ORLEN's Management Board may participate in meetings of the Supervisory Board convened at a request of the Management Board save for issues which directly concern the Management Board or its members. In any other cases, members of the Management Board may participate in meetings of the Supervisory Board at their discretion. Furthermore, the Supervisory Board may – on its own initiative or at a request of the Management Board – invite other persons to its meetings, in particular the Company's employees responsible for issues discussed at such meetings, consultants and advisers.*

26	A Supervisory Board member should enable the Management Board to present publically and in an appropriate manner information on the disposal or acquisition of shares of the company or of its dominant entity or subsidiaries, and of transactions with such companies, provided that such information is relevant for his financial standing.	**YES**	*In accordance with the regulations currently in force and the Company's internal procedures, members of the Supervisory Board provide the Management Board with any relevant information to be announced to the public.*
27	Remuneration of members of the Supervisory Board should be fair, but should not constitute a significant cost item in the company's business or have material impact on its financial results. The remuneration should be in reasonable relation to the remuneration of members of the Management Board. The aggregate remuneration of all members of the Supervisory Board should be disclosed in the annual report.	**YES**	*Remuneration of members of the Supervisory Board does not constitute a significant cost item in the Company's business. The aggregate remuneration is disclosed in the annual report.*
28	The Supervisory Board should operate in accordance with its by-laws which should be available to the public.	**YES**	*The Company is currently amending the Rules of the Supervisory Board in order to introduce the provisions reflecting general ideas and assumptions behind the* Best Practices of Supervisory Boards. *Following the amendment, the Rules of the Supervisory Board will be made available to the public.*
29	The agenda of a Supervisory Board meeting should not be amended or supplemented during the meeting which it concerns. This requirement does not apply if all members of the Supervisory Board are present and agree to the amendment or supplementation of the agenda, and in instances where the adoption of certain activities by the Supervisory Board is necessary in order to protect the company against damage and in the case of a resolution which concerns the determination whether there exists a conflict of interest between a Supervisory Board member and the company.	**YES**	*The Rules of the Supervisory Board guarantee the stability of meetings' agenda. Any changes to the agenda require the presence and consent of all members of the Supervisory Board. Any other reasons for changes to the agenda following from this principle will be incorporated in the Rules of the Supervisory Board.*
30	A Supervisory Board member delegated by a group of shareholders to permanently exercise supervision should submit to the Supervisory Board detailed reports on the performance of his task.	**YES**	*Accepting the general idea and the assumptions behind this principle, the Company declares that it will apply this principle and incorporate a provision similar to the wording of this principle to the Rules*

			of the Supervisory Board.
31	A Supervisory Board member should not resign from his function during a term of office if this could render the functioning of the board impossible, and in particular, if it could hinder the timely adoption of an important resolution.	**YES**	*In accordance with the Company's Articles of Association, the Supervisory Board is composed of six to nine members. Members of the Supervisory Board make every effort in their decisions not to hinder the timely adoption of resolutions.*
BEST PRACTICES OF MANAGEMENT BOARDS			
32	Bearing in mind the interest of the company, the Management Board sets forth the strategy and the main objectives of the company's operations, and submits them to the Supervisory Board. The Management Board is liable for the implementation and performance of the same. The Management Board cares for transparency and effectiveness of the company management system and the conduct of its business in accordance with legal regulations and best practice.	**YES**	*The Management Board of PKN ORLEN sets forth the strategy for the Company and the objectives of its operations, ensuring the transparency and effectiveness of the Company's managements system. In accordance with the provisions of the Company's Articles of Association, strategic long-term plans are submitted for approval by the Supervisory Board.*
33	When making decisions on corporate issues, members of the Management Board should act within the limits of justified economic risk, i.e. after consideration of all information, analyses and opinions, which, in the reasonable opinion of the Management Board, should be taken into account in a given case in view of the company's interest. When determining what is in the interest of the company, the justified long term interests of shareholders, creditors, employees and other entities and persons co-operating with the company, as well as the interests of the local community, should be taken into account.	**YES**	*When making decisions, Members of the Management Board of PKN ORLEN act in accordance with interests of the Company, its shareholders and other stakeholders using their knowledge and experience.*
34	In transactions with shareholders and other persons whose interests have impact on the interest of the company, the Management Board should act with utmost care to ensure that the transactions are at arms' length.	**YES**	*In transactions with shareholders and other persons whose interests have impact on the interest of the Company, the Management Board acts with utmost care to ensure that the transactions are at arms' length.*
35	A Management Board member should display full loyalty towards the company and avoid any actions which could result exclusively in enhancing said member's own material interest. If a Management Board		*Members of the Management Board have become acquainted with this principle and have undertaken to abide by it to the extent corresponding with this*

	member receives information on the possibility of making an investment or other advantageous transaction concerning the business of the company, he should present such information immediately to the Management Board for the purpose of considering the possibility of the company taking advantage of it. Such information may be used by a management board member or be passed over to a third party only upon consent of the Management Board and only when this does not infringe upon the company's interest.	**YES**	*representation.*
36	A Management Board member should treat his shares in the company and in its dominant companies and subsidiaries as a long term investment.	**YES**	*Members of the Management Board who hold PKN ORLEN's shares identify themselves with the shareholders and by treating the investment in their Company shares as a long-term investment contribute to the growth of the shares value.*
37	Management Board members should inform the Supervisory Board of each conflict of interest in connection with the performed functions or of the risk of such conflict.	**YES**	*To date there has never been a conflict of interest of a Management Board member due to his/her function in the Management Board. If such a conflict of interest does occur, the Management Board will immediately inform the Supervisory Board of this fact.*
38	The remuneration of Management Board members should be set based on transparent procedures and principles, taking into account its incentive nature and ensuring effective and smooth management of the company. The remuneration should correspond to the size of the company's business enterprise, should be reasonable in relation to the economic results, and be related to the scope of liability resulting from a given function, taking into account the level of remuneration of members of management boards in similar companies in a similar market.	**YES**	*The remuneration of Management Board members includes basic remuneration, bonuses, annual award and monetary compensation for unused holiday leaves, all of which are determined by the Supervisory Board in the managerial contracts of the Management Board members.*
39	The aggregate remuneration of all members of the Management Board should be disclosed and itemised in the annual report. If the amount of remuneration of individual members of the Management Board significantly differs, it is recommended that a relevant explanation be published.	**YES**	*The aggregate remuneration of all members of the Management Board is disclosed in the Company's annual report.*
40	The Management Board should lay down the principles and procedure of operations and allocation of powers in the by-laws which should be open and generally available.		*Members of the Management Board are bound by Rules of the Management Board, which specify the principles and procedures governing the work of the Management Board, address procedural issues and issues connected with day-to-day management of the*

		PARTIALLY	*Company and conducting its affairs. Bearing in mind the role that the Rules of the Management Board play in the management of the Company and their relation to the Company's business activities, PKN ORLEN – believing that there are no material reasons for which the Rules should be made public – leaves the contents of the Rules of the Management Board known only to the competent bodies of the Company, which is in the Company's interest.*
	BEST PRACTICES IN RELATIONS WITH THIRD PARTIES AND THIRD PARTY INSTITUTIONS		
41	The selection of an expert auditor for a company should guarantee impartiality of performance of the entrusted tasks.	**YES**	*The Supervisory Board selects an auditor having regard for the impartiality and objectivity of the choice itself as well as of the performance of the tasks by the auditor.*
42	In order to ensure proper impartiality of opinion, the company should change the expert auditor at least once every five years.	**YES**	*The Company has adopted and applies the rule that auditors are changed at least once every five years.*
43	The expert auditor should be selected by the Supervisory Board or General Meeting of the company, upon receiving recommendations from the Supervisory Board.	**YES**	*Pursuant to the Company's Articles of Association auditors are selected by the Supervisory Board.*
44	An auditor auditing annual reports of a company or its subsidiaries cannot act as a special purpose auditor for the same company.	**YES**	*The Company declares that it will apply this principle and not appoint its auditors or auditors of its subsidiaries as special purpose auditors.*
45	A company should acquire its own shares in such a way that no group of shareholders be privileged.	**YES**	*The Company has never acquired its own shares. Having regard to the equal rights of all the shareholders, the Management Board shall exercise utmost care to ensure that no group of shareholders is privileged should such a transaction ever take place.*
46	The statutes of the company, its basic internal regulations, information and documents related to General Meetings, and the financial statements should be made available in the registered head office of the company and on its website.	**PARTIALLY**	*Except as regards the Company's position and reservations regarding Principle No. 40, the Company guarantees full disclosure and availability of all the information which is material for the shareholders, unless the disclosure of such information would be contrary to the Company's interest. The information published at the Company's website includes the Company's Articles of Association, information and documents related to the General Meetings and the*

			financial statements.
47	The company should have proper media relations procedures and regulations, and an information policy ensuring coherent and reliable information about the company. The company should, in compliance with the legal regulations and taking into account its interests, make available to mass media representatives information on its current operations and business standing, and allow their presence at General Meetings.	**YES**	*PKN ORLEN has implemented information policy procedures which ensure that that the public obtains reliable information about the Company. The Company discloses to the mass media the data concerning its current activities and business standing in compliance with the provisions of the Polish Securities Act.*
48	In its annual report, a company should make public its declaration on the application of corporate governance standards. If the standards are not applied to any extent, the company should also publically explain this fact.	**YES**	*From the time of publication of this representation on the compliance with the corporate governance principles, the Management Board of PKN ORLEN will exercise utmost care to inform all participants of the capital market of any deviation from the adopted principles, in such manner and at such times as specified by the Management Board and Supervisory Board of the Warsaw Stock Exchange.*

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Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Resolutions after AGM
Released	16:15 25-Jun-04
Number	1711A

Current report no 47/2004 dated 25th June 2004

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby announces the full text of resolutions passed by the Ordinary General Meeting of Shareholders of PKN ORLEN on 24th June 2004.

RESOLUTION No 1
OF
GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

regarding appointment of the Chairman of the Ordinary General Meeting of Shareholders

§ 1

Acting under Article 409, § 1 sentence 1 of the Code of Commercial Companies and with respect to § 5 of the regulations of the General Meeting of Shareholders of PKN ORLEN S.A., the General Meeting of Shareholders of PKN ORLEN S.A. hereby elects Mr Jozef Palinka to the position of the Chairman of the General Meeting of Shareholders.

§ 2

The resolution takes immediate effect.

The resolution was passed in a secret ballot.

RESOLUTION No 2
OF
GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

regarding changes in the agenda of the Ordinary General Meeting of Shareholders of PKN ORLEN

§ 1

The Ordinary General Meeting of Shareholders of PKN ORLEN SA decided to add one point to the agenda of the Ordinary General Meeting of Shareholders of PKN ORLEN regarding the passing of the resolution concerning calling the Extraordinary General Meeting of Shareholders of PKN ORLEN not later than 5 August 2004 concerning completion of the composition of the Supervisory Board of PKN ORLEN in respect to Mr Marian Czakanski's resignation.

RESOLUTION No 3

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding approval of the Agenda of the General Meeting of Shareholders

§ 1

Under art. 404 § 2 Commercial Companies Code the Ordinary General Meeting of Shareholders hereby approves the following agenda:

1. Opening;
2. Election of the Chairman of the Meeting;
3. Affirmation of the legality of the Meeting;
4. Approval of the Agenda;
5. Election of the Vote Counting Commission;
6. Revision of the Management Board's Report on PKN ORLEN's performance and financial results of PKN ORLEN for the period ending December 31, 2003 with a motion concerning profit distribution for the year ending December 31, 2003.
7. Revision of the Supervisory Board's Report on the Management Board's Report on PKN ORLEN's performance and financial results of PKN ORLEN for the periods ending December 31, 2003 with the Management Board's motion concerning profit distribution for the year ending December 31, 2003.
8. Passing of a resolution concerning approval of the Management Board's Report on PKN ORLEN's performance and financial results for the year ending December 31, 2003.
9. Passing of a resolution concerning distribution of profits made by PKN ORLEN in 2003.
10. Passing of resolutions concerning approval of PKN ORLEN Management Board Members' performance in 2003;
11. Passing of resolutions concerning approval of PKN ORLEN Supervisory Board Members' performance in 2003;
12. Revision and passing of a resolution concerning the Management Board's Report on

operating parts of the Company;

14. Passing of resolutions concerning approval for disposal (sale and purchase of perpetual usufruct purchase) of self-operating parts of the Company;
15. Passing of a resolution concerning approval of the Corporate Governance principles for the issuers of shares, convertible bonds and the pre-emptive conversion bonds admitted to public trading,
16. Passing of a resolution concerning amendments to the Articles of Association of PKN ORLEN;
17. Passing of a resolution concerning the implementation of the New Incentive Programme (NIP) for PKN ORLEN Management Board Members, managers of PKN ORLEN as well as PKN ORLEN's key subsidiaries.
18. Passing of a resolution concerning the issuance of bearer bonds with a pre-emptive conversion right into PKN ORLEN's shares, conditional increase of PKN ORLEN's initial capital with exclusion of the acquisition rights and amendments to the Articles of Association of PKN ORLEN;
19. Passing of a resolution concerning completion of the composition of the Supervisory Board of PKN ORLEN in respect of Mr Krzuszytof Kluzek's resignation;
20. Passing of a resolution concerning changes to the principles of remuneration of the Supervisory Board of PKN ORLEN;
21. Passing of a resolution concerning calling the Extraordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN SA not later than 5 August 2004 concerning completion of the composition of the Supervisory Board of PKN ORLEN in respect of Mr Marian Czakanski's resignation;
22. Closure of the General Meeting of Shareholders.

§ 2

The resolution takes immediate effect.

RESOLUTION No 4

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

regarding election of the Vote Counting Commission

§ 1

Acting under § 8 of the Constitution of the General Meeting of Shareholders of PKN ORLEN, the General Meeting of Shareholders of PKN ORLEN hereby appoints the following members of the Vote Counting Commission:

- Aneta Berdys
- Marcin Kaminski
- Natasza Wochowska

The resolution takes immediate effect.

The resolution was passed in a secret ballot.

RESOLUTION No 5

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

regarding combining the discussion about point 6 with the discussion about point 7 of the agenda

§ 1

The Ordinary General Meeting of Shareholders of PKN ORLEN SA decides to discuss points no 6 and 7 of the agenda together.

§ 2

The resolution takes immediate effect.

RESOLUTION No 6

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

regarding approval of the Management Board's report on the Company's performance and the Company's financial report for 2003

§ 1

Under art. 395 § 2 item 1 of the Code of Commercial Companies and art. 45 and 53 item 1 of the Accounting Law with respect to § 7 item 7 point 1 of the Company's Articles of Association, the General Meeting of Shareholders having been made aware of the Supervisory Board's opinion, hereby approves:

1. the Management Board report on the Company's performance in 2003,

2. the Company's financial statement for the period from January 1 to December 31, 2003 containing

- profit and loss account for the period from January 1, 2003 to December 31, 2003 showing net profit of PLN 933,780,782.19
- additional information including introductory notes to the financial statements and definitions
- changes in the shareholders' equity showing PLN 1,110,860,923.70 increase as at 31 December 2003
- cash flow statement showing PLN 1,199,718.50 increase.

§ 2

The resolution takes an immediate effect.

RESOLUTION No 7
OF
GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

regarding distribution of the profit made by the Company in year 2003 including an amendment proposed by a shareholder – Commercial Union OFE

§ 1

Under art. 395 § 2 item 2 of the Code of Commercial Companies and § 7 item 7 point 3 of the Company's Articles of Association the General Meeting of Shareholders of PKN ORLEN, having been made aware of the Management and Supervisory Boards' opinions, divides

profit of PLN 933,780,782.19 made by the Company in the financial year 2003 in the following way:

- for the supplementary capital - PLN 651,769,892.54
- for the dividend payment - PLN 278,010,889.65
- for the Corporate Social Fund - PLN 4,000,000.00

§ 2

Under art. 348 § 3 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. sets the dividend day on August 2, 2004 and the date for payment of the dividend on September 1, 2004.

The resolution takes immediate effect.

RESOLUTION No 8

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Zbigniew Wrobel, President & CEO in the period from January 1, 2003 to December 31, 2003.

§ 2

The resolution takes immediate effect.

The resolution was passed in a secret ballot.

RESOLUTION No 9

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Slawomir Golonka, Vice President in the period from January 1, 2003 to December 31, 2003.

§ 2

The resolution was passed in a secret ballot.

RESOLUTION No 10

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Andrzej Macenowicz, Vice President in the period from January 1, 2003 to December 31, 2003.

§ 2

The resolution takes immediate effect.

The resolution was passed in a secret ballot.

RESOLUTION No 11

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Jacek Strzelecki, Vice President in the period from January 1, 2003 to December 31, 2003.

§ 2

The resolution was passed in a secret ballot.

RESOLUTION No 12
OF
GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Janusz Wisniewski, Vice President in the period from January 1, 2003 to December 31, 2003.

§ 2

The resolution takes immediate effect.

The resolution was passed in a secret ballot.

RESOLUTION No 13
OF
GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Maciej Gierej in the year 2002; the Chairman of the Supervisory Board in the period from January 1, 2003 to December 31,

§ 2

The resolution takes immediate effect.

The resolution was passed in a secret ballot.

RESOLUTION No 14

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Jan Waga in the year 2003; the Vice Chairman of the Supervisory Board in the period from January 1, 2003 to December 31, 2003.

§ 2

The resolution takes immediate effect.

The resolution was passed in a secret ballot.

RESOLUTION No 15

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

regarding approval of the performance

§ 1

the Secretary of the Supervisory Board in the period from January 1, 2003 to March 25, 2003.

§ 2

The resolution takes immediate effect.

The resolution was passed in a secret ballot.

RESOLUTION No 16
OF
GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Orest Nazaruk in the year 2003; the Supervisory Board Member in the period from April 17, 2003 to December 31, 2003 and the Secretary of the Supervisory Board in the period from May 14, 2003 to December 31, 2003.

§ 2

The resolution takes immediate effect.

The resolution was passed in a secret ballot.

RESOLUTION No 17
OF
GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Jacek Bartkiewicz in the year 2003; Supervisory Board Member in the period from March 25, 2003 to December 31, 2003.

§ 2

The resolution takes immediate effect.

The resolution was passed in a secret ballot.

RESOLUTION No 18

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Edward Grzywa in the year 2003; Supervisory Board Member in the period from January 1, 2003 to December 31, 2003.

§ 2

The resolution takes immediate effect.

The resolution was passed in a secret ballot.

RESOLUTION No 19

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Krzysztof Kluzek in the year 2003; Supervisory Board Member in the period from January 1, 2003 to December 31, 2003.

§ 2

The resolution takes immediate effect.

The resolution was passed in a secret ballot.

RESOLUTION No 20

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Andrzej Kratiuk in the year 2003; Supervisory Board Member in the period from January 1, 2003 to December 31, 2003.

§ 2

The resolution takes immediate effect.

The resolution was passed in a secret ballot.

RESOLUTION No 21

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Ryszard Lawniczak in the year 2003; Supervisory Board Member in the period from January 1, 2003 to December 31, 2003.

§ 2

The resolution takes immediate effect.

The resolution was passed in a secret ballot.

RESOLUTION No 22

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Krzysztof Szlubowski in the year 2003; Supervisory Board Member in the period from January 1, 2003 to December 31, 2003.

§ 2

The resolution takes immediate effect.

The resolution was passed in a secret ballot.

RESOLUTION No 23

OF

GENERAL MEETING OF SHAREHOLDERS

OF

dated 24 June 2004

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Jozef Wozniakowski in the year 2003; Supervisory Board Member in the period from January 1, 2003 to February 14, 2003.

§ 2

The resolution takes immediate effect.

The resolution was passed in a secret ballot.

RESOLUTION No 24
OF
GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

regarding approval of the Management Board's report on the performance of the Company's Capital Group and the Capital Group's consolidated financial report for 2003

§ 1

Under art. 395 § 5 of the Code of Commercial Companies and art. 55 and 63c item 4 of the Accounting Law in respect of § 7 item 7 point 1 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders hereby approves:

1. the Management Board report on the performance of the Company's Capital Group for the year 2003,
2. the Capital Group's consolidated financial statement for the period from January 1 to December 31, 2003, including:
   - the balance sheet verified by the auditor as of December 31, 2003 containing assets and liabilities amounting to PLN 16,982,694,592.48

financial statements and definitions

- changes in the shareholders' equity showing PLN 1,202,875,023.59 increase as at 31 December 2003
- consolidated cash flow statement showing PLN 383,546,871.60 increase.

§ 2

The resolution takes an immediate effect.

RESOLUTION No 25

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

regarding giving by the Management Board of PKN ORLEN its asset to the sale of a self-operating part of the Company (including the real estate)

§ 1

Under art. 393, point 3 of the Code of Commercial Companies and with respect to § 7, item 7, point 7 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby gives its assent to the sale to Przedsiebiorstwo Produkcyjno-Handlowe GASIOR Sp. Z o.o. with its seat in Bydgoszcz a self-operating part of the Company. This self-operating part of the Company manufactures BOPP follies and comprises functionally connected items of property, at present rented to Flexpol Sp. z o.o. with its seat in Plock. These items of property are as follows:

- Set of devices (technological lines) which are used to produce BOPP follies, and
- Real estate composing a part of a plot no 20/34 located in Plock at Chemikow St. 7, with all its buildings (the above mentioned sale to Przedsiebiorstwo Produkcyjno-Handlowe GASIOR Sp. z o.o. refers to the whole plot no 20/34).

§ 2

The sale of the above mentioned self-operating part of the Company, will take place as a result of the course of negotiations conducted by the Management Board of PKN ORLEN for a total net price of PLN 32,000,000 (thirty two thousand zlotys). The price includes, apart from the self-operating part of the Company as described above in § 1, also the part of plot no 20/34 which does not comprise this self-operating part of the company.

§ 3

The resolution takes immediate effect.

RESOLUTION No 26

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

regarding the change of the draft resolution regarding the sale or lease of the Oil Products Storage Facility No 1 Warszawa – Rakow in the version proposed by a shareholder – State Treasury

§ 1

The Ordinary General Meeting of Shareholders of PKN ORLEN hereby decides in the draft resolution regarding the sale of the property comprising part of self-operating properties of the Company - Oil Products Storage Facility No 1 Warszawa – Rakow following changes:

1. § 2 as below:

"The sale can be executed through a tender at a price not lower than the market value set in a valuation made by a property expert. In case of a lack of bids, the sale can be executed through the next tender at a price not lower than 75 per cent of the starting price."

-

To be replaced with the following:

-

"The sale of the property comprising part of self-operating properties of the Company - Oil Products Storage Facility No 1 Warszawa – Rakow, as a one part or in defined properties, can be executed through an unlimited tender at a price not lower than the market value set in a valuation made by a property / real estate expert. In case of a lack of bids, the sale can be executed through the next tender at a price not lower than 75 per cent of the starting price."

2. § 4 as below

In case of the voiding of a purchaser selected in accordance with the procedures as in § 2 and 3, the sale can be executed through reference to the invitation to tender after prior settlement of price and procedures or rent by the Management Board.

-

To be replaced with the following:

-

"In case of the voiding of a purchaser selected in accordance with the procedures as in § 2 and 3, the sale can be executed through reference to the invitation to tender after prior settlement of price and procedures or rent by the Management Board, accepted by the Supervisory Board."

§ 2

The resolution takes immediate effect.

RESOLUTION No 27

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

regarding the sale or lease of the Oil Products Storage Facility No 1 Warszawa – Rakow including an amendment proposed by a shareholder – State Treasury

§ 1

Under art. 393, point 3 of the Code of Commercial Companies and with respect to § 7, item 7, point 7 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby gives its assent to the sale of the property comprising part of self-operating properties of the Company - Oil Products Storage Facility No 1 Warszawa – Rakow.

§ 2

The sale of the property comprising part of self-operating properties of the Company - Oil Products Storage Facility No 1 Warszawa – Rakow, as a one part or in defined properties, can be executed through an unlimited tender at a price not lower than the market value set in a valuation made by a property expert. In case of a lack of bids, the sale can be executed through the next tender at a price not lower than 75 per cent of the starting price.

§ 3

In the case of a lease, the rental rate is calculated on the level of regional market rates, but no less than 130% of property depreciation/amortization (in the case of companies in which the shares are in possession of PKN ORLEN previous or present employees the rental rate is – 102% of property amortization). The rental rate must also cover other costs borne by PKN ORLEN, real estate taxes, fee for perpetual usufruct, etc.

§ 4

In case of the voiding of a purchaser selected in accordance with the procedures as in § 2 and 3, the sale can be executed through reference to the invitation to tender after prior settlement of price and procedures or rent by the Management Board, accepted by the Supervisory Board.

§ 5

The resolution takes immediate effect.

RESOLUTION No 28

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

regarding the sale of Oil Products Storage Facilities including an amendment proposed by the Management Board

§ 1

Under art. 393, point 3 of the Code of Commercial Companies and with respect to § 7, item 7, point 7 of the Company's Articles of Association, the Ordinary General Meeting of

Shareholders of PKN ORLEN hereby gives its assent to the sale of the following property comprising part of self-operating properties of the Company:

1. Oil Products Storage Facility No 34 Gdansk Kielpinek, Sztutowska street,
2. Oil Products Storage Facility No 34 Gdansk Kielpinek, Szczesliwa street,
3. Oil Products Storage Facility No 44 Nysa,
4. Oil Products Storage Facility No 45 Bielsko Biala,
5. Oil Products Storage Facility No 46 Chrzanow,
6. Oil Products Storage Facility No 84 Nowy Targ,
7. Oil Products Storage Facility No 62 Bydgoszcz,
8. Oil Products Storage Facility No 113 Walbrzych,
9. Oil Products Storage Facility No 114 Legnica.

§ 2

The sale can be executed through an unlimited tender at a price not lower than the market value set in a valuation made by a property expert. In case of a lack of bids, the sale can be executed through the next tender at a price not lower than 75 per cent of the starting price.

§ 3

In case of the voiding of a purchaser selected in accordance with the procedures as in § 2, the sale can be executed through reference to the invitation to tender after prior settlement of price and procedures by the Management Board, accepted by the Supervisory Board.

§ 4

The resolution takes immediate effect.

The shareholder Zdzislaw Kedzierski raised an objection to the resolution.

RESOLUTION No 29

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

regarding the sale of the perpetual usufruct right to enjoyment of the land in Gdansk – Wrzeszcz including an amendment proposed by the Management Board

§ 1

The Ordinary General Meeting of Shareholders of PKN ORLEN hereby gives its assent to the sale of the perpetual usufruct right to enjoyment of the property – the plot no 407 with the area of 416 m2 located in Gdansk – Wrzeszcz registered in the land and mortgage book under no 64071.

§ 2

The sale can be executed through an unlimited tender at a price not lower than the market value set in a valuation. In case of a lack of bids, the sale can be executed through the next tender at a price not lower than 75 per cent of the starting price.

§ 3

In case of the voiding of a purchaser selected in accordance with the procedures as in § 2, the sale can be executed after prior settlement of price and procedures by the Management Board, accepted by the Supervisory Board.

§ 4

The resolution takes immediate effect.

RESOLUTION No 30

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

regarding the sale of the perpetual usufruct right to enjoyment of the land in Pruszcz Gdanski including an amendment proposed by the Management Board

§ 1

The Ordinary General Meeting of Shareholders of PKN ORLEN hereby gives its assent to the sale of the perpetual usufruct right to enjoyment of the property – the plot no 39 with the area of 413 m2 located in Pruszcz Gdanski registered in the land and mortgage book under no 53568.

§ 2

The sale can be executed through an unlimited tender at a price not lower than the market value set in a valuation. In case of a lack of bids, the sale can be executed through the next tender at a price not lower than 75 per cent of the starting price.

§ 3

In case of the voiding of a purchaser selected in accordance with the procedures as in § 2, the sale can be executed after prior settlement of price and procedures by the Management Board, accepted by the Supervisory Board.

§ 4

The resolution takes immediate effect.

RESOLUTION No 31

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

regarding the voluntary conveyance of the share in perpetual usufruct right of the plot no 57/10 located in Plock, Polna street

§ 1

The Ordinary General Meeting of Shareholders of PKN ORLEN hereby gives its assent to the conveyance of the share of 143821/383079 in perpetual usufruct right of the plot no 57/10, with the area of 0.4369 ha, located in Plock, Polna 18 street, registered in the land and mortgage book under KW no 73807 by District Court in Plock to Commune Plock.

§ 2

The resolution takes immediate effect.

RESOLUTION No 32

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

regarding the sale of the perpetual usufruct right to enjoyment of the land in Wolka Milanowska

§ 1

The Ordinary General Meeting of Shareholders of PKN ORLEN hereby gives its assent to the sale to the sale to Wojewodztwo Swietokrzystkie (Swietokrzyskie Province), representing by Swietokrzyski Zarzad Drog Wojewodzkich (Roads Management of Swietokrzyski Province) in Kielce the perpetual usufruct right to enjoyment of a plot no 13/6 with the area of 0.0141 ha, owned by the State Treasury, located in Wolka Malinowska, registered in the land and mortgage book under no 47233 and run by the District Court in Ostrowiec Swietokrzyski at a total price of PLN 1,990.92. The above described plot is a part of the land of petrol station no 1407. The sale is made in order to allow for the modernisation of a provincial road, no 756.

§ 2

The resolution takes immediate effect.

RESOLUTION No 33

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

regarding the sale of the perpetual usufruct right to enjoyment of the land in Gdansk

§ 1

The Ordinary General Meeting of Shareholders of PKN ORLEN hereby gives its assent to the sale to Gdansk Commune, the perpetual usufruct right to enjoyment of a plot no 192/1

with the area of 0.0050 ha, owned by the State Treasury, located in Gdansk, registered in the land and mortgage book under no 56629 and run by the District Court in Gdansk at a total price of PLN 6,850.00. The above described plot is a part of the land of petrol station no 361. The sale is made in order to allow for the modernisation of a provincial road Pomorska in Gdansk.

§ 2

The resolution takes immediate effect.

RESOLUTION No 34

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

regarding Corporate Governance

§ 1

Under § 27 of the Regulations of the Warsaw Stock Exchange and with respect to the resolution of the Supervisory Board of the Warsaw Stock Exchange regarding approval of Corporate Governance rules for the issuers of shares, convertible and pre-emptive convertible bonds admitted to public trading, the Ordinary General Meeting of Shareholders of PKN ORLEN shares, introduced with the Supervisory Board Opinion, agrees with the opinion of the Management Board of PKN ORLEN as in its resolution No 1822/04 dated May 31, 2004 and approves Company's statement regarding the Corporate Governance rules for the issuers of shares, convertible and pre-emptive convertible bonds admitted to public trading.

The relevant statement of the Company on the issue in question is attached to this resolution.

§ 2

The resolution takes immediate effect.

Attachment to the resolution

STATEMENT of PKN ORLEN

STATEMENT

	PRINCIPLE	YES/ NO/ PARTIALLY	PKN ORLEN's commentary
GENERAL PRINCIPLES			
I	Objective of the Company The basic objective of operations of a company's bodies is to further the interest of the company, i.e. to increase the value of the assets entrusted by its shareholders, with consideration to the rights and interests of entities other than shareholders, involved in the functioning of the company, including, in particular, the company's creditors and employees.	**YES**	*In accordance with the mission and vision of PKN ORLEN, the Management Board makes every effort to ensure that the Company conducts effective business activity, with consideration to the interests of all shareholder and stakeholder groups.* ***Mission: Who We Are*** *PKN ORLEN is one of the largest capital groups in Poland, generating approximately 10% of the state's budget revenue and providing employment to tens of thousands of people. PKN ORLEN also operates the largest network of service stations in Poland and owns one of the most technologically advanced refineries in Europe. By providing top quality fuels and services on the CEE market, WE are SETTING THE PACE OF LIFE, but at the same time we remember to observe the best economic, environmental and social standards.* ***Vision: Where We Are Going*** *Our objective is to establish a concern which will gain a significant position in Europe. We would like it to be respected, trusted and known for the high quality of its operations. As a material employer and national concern – with tradition and history – we feel responsible for community and natural environment. To us, social*

			responsibility is an inherent component of modern management. Through a partnership dialogue with stakeholders, in making decisions concerning our operations, we strive to take into consideration to an increasing extent the interests of all persons, organisations, and communities affected by our operations. We would like to guarantee success to all who have put their trust in us. *Focused on growth in the value of assets invested by shareholders, the Company's Management Board is implementing the Economic Value Added (EVA) programme in the company's operations. The criteria developed in the course of the programme will be a determinant of our investment decisions and an element of the incentive remuneration scheme.*
II	**Majority rule and protection of minority** A joint-stock company is a capital venture, and therefore, it must respect the principle of capital majority rule, and the primacy of majority over minority. A shareholder who contributes more capital also bears a higher economic risk. It is, therefore, justified that his interest be taken into consideration in proportion to the contributed capital. The minority must have a guarantee of proper protection of their rights, within limits set by law and commercial integrity. While exercising its rights, the majority shareholder should take into account the interests of the minority.	**YES**	*PKN ORLEN fully abides by the principle of a majority rule, while respecting the rights of minority within the limits set by law and the Company's Articles of Association. The Company's activities are subordinated to the joint interests of all shareholders, and not the interest of one person or organisation.*
III	**Honest intentions and non-abuse of rights** The exercise of rights and the reliance on legal institutions		*Members of the Company's bodies exercise their rights and perform their obligations in good faith and with utmost care. All actions undertaken by*

	should be based on honest intentions (good faith) and cannot reach beyond the purpose and economic reasons for which these institutions have been established. No activities should be taken which exceed the limits so set, and which thus constitute an abuse of the law. The minority should be protected against abuse of ownership rights by the majority and the interests of the majority should be protected against abuse by the minority of its rights, thus ensuring the best protection of equitable interests of the shareholders and other market participants.	**YES**	*members of the Company's bodies and employees, to whom the relevant scope of responsibilities and competence was entrusted, are preformed within the limits set by law, their objective being to achieve the economic goals for which the company was established.*
IV	**Court control** Neither the company's bodies, nor persons chairing a General Meeting, may decide on issues which should be resolved by court judgements. This does not apply to activities which are within the powers of the company's bodies and of persons chairing General Meetings, or which they are obliged to undertake by force of law.	**YES**	*Neither the Company's bodies, nor persons chairing General Meetings decide on issues which should be submitted for resolution to courts, unless such actions rest within their powers or they are obliged to undertake them by force of law.*
V	**Independent opinions ordered by the company** When choosing an entity which is to provide expert services, including in particular the services of an expert auditor, financial and tax advisory services, as well as legal services, the company should consider whether there exist circumstances limiting the independence of this entity when performing the entrusted tasks.	**YES**	*In choosing an entity which is to provide expert services, including the appointment of a chartered auditor, the Company abides by the relevant procedures to ensure the independence of the entity and the observance of the principle of fair competition.*
	BEST PRACTICES OF GENERAL MEETINGS		
1	A General Meeting should take place in a location and at a time to allow the participation of as many shareholders as possible.	**YES**	*General Meetings of PKN ORLEN are held in the Company's registered offices in Plock, but in accordance with the Company's Articles of Association they may also be held in Warsaw.*
2	A request for convening a General Meeting and placing certain issues		

	on its agenda, made by parties so entitled, should be justified. Draft resolutions proposed to be adopted by the General Meeting and other key documents should be presented to the shareholders along with a justification and an opinion of the Supervisory Board prior to the General Meeting, in advance so as to allow them to review and evaluate the same.	**PARTIALLY**	*Neither the statutory regulations nor the Company's Articles of Association require any justification to be made in connection with the exercise of the right to demand that a General Meeting be convened. If the Company adopted the principle that justification must be provided, it would impose on the Company shareholders an obligation for which there are no grounds in the Polish Companies Act, and in the opinion of the Management Board that would be neither in the interest of the Company nor the shareholders. In the opinion of the Company's Management and Supervisory Boards, a detailed agenda of a General Meeting to a large extent operates as a justification, as it shows for what purpose the General Meeting is convened and what issues are to be discussed.* *The Company fully respects this part of the principle which applies to presentation to the shareholders of materials and draft resolutions in the scope and in the timeframes provided for in the law. Furthermore, the Company's Articles of Association stipulate that the Supervisory Board should issue its opinion on any matters presented by the Management Board to the General Meeting.*
3	A General Meeting convened at the request of shareholders should be held on the date given in the request, and if this date cannot be kept, on the closest date which will allow the General Meeting to settle the issues placed on its agenda.	**YES**	*Respecting the shareholders' rights under the law or the Company's Articles of Association, the Management Board of PKN ORLEN takes into account the shareholders' proposals as to the date on which a General Meeting should be held, unless there are obstacles of a formal (legal) nature or objective reasons for which a General Meeting cannot be held on the date requested by a shareholder.*
4	A General Meeting whose agenda includes certain issues at the request of authorised entities or which has been convened at such request may be cancelled only upon consent of the requesting		*To date the Company has never had to cancel a General Meeting, but should such a necessity occur in the future, the Management Board will take steps to minimize the negative consequences of the*

	parties. In all other instances, a General Meeting may be cancelled if its holding is hindered (force majeure) or is obviously groundless. The meeting is called off in the same manner as it has been convened, ensuring as little negative consequences for the company and its shareholders as possible, and in any case no later than three weeks prior to the original date of the meeting. A change in the date of the General Meeting is made in the same manner as the cancellation, even if the proposed agenda does not change.	**YES**	*cancellation for the shareholders.*
5	In order for a representative of a shareholder to participate in a General Meeting, his right to act on behalf of the shareholder should be duly documented. It should be presumed that a written document confirming the right to represent a shareholder at a General Meeting is in conformity with the law and does not require any additional confirmations and acknowledgements unless its authenticity or validity prima facie raises doubts by the company's management board (upon drawing up the attendance list) or the chairman of the General Meeting.	**YES**	*The right to act on behalf of a shareholder is deemed by the Company to be duly documented if the Company is presented with a written power of proxy prepared and executed in accordance with the provisions of the law and granted by persons who – in accordance with a valid excerpt from a relevant register presented to the Company – are authorised to do so.*
6	The General Meeting should have regular by-laws setting forth the detailed principles of conducting the meetings and adopting resolutions. The by-laws should contain, in particular, provisions concerning elections to the supervisory board by voting in separate groups. The by-laws should not be subject to frequent changes; it is advisable that the changes enter into force as of the subsequent General Meeting.	**YES**	*General Meetings of PKN ORLEN are held in compliance with the binding laws, provisions of the Company's Articles of Association and Rules of the General Meeting. The consolidated text of the Rules of the General Meeting was approved by virtue of Resolution No. 51 of the General Meeting of PKN ORLEN of June 28th 2002. The Rules of the General Meeting contain provisions concerning election of members of the Supervisory Board, but do not provide for voting in separate groups. The Management Board will present to the shareholders the proposal to incorporate provisions on voting in separate groups into the Rules.*

7	A person opening the General Meeting should procure an immediate election of the chairman of the meeting, and should refrain from any substantial or formal decisions.	**YES**	*In accordance with the Rules of the General Meeting a person opening the General Meeting initiates the meeting and procures the election of the chairman. Once elected, the Chairman starts presiding over the meeting. Neither the Articles of Association nor the Rules of the General Meeting provide for any other role by or grant any other powers to a person opening the General Meeting.*
8	The chairman of the General Meeting ensures an efficient conduct of the meeting and observance of the rights and interest of all shareholders. The chairman should counteract, in particular, the abuse of rights by the participants of the meeting and should guarantee that the rights of minority shareholders are respected. The chairman should not, without sound reason, resign from his function, or put off the signing of the minutes of the meeting.	**YES**	*The Rules of the General Meeting specify the powers and duties of the Chairman of the General Meeting to the extent necessary for efficient and correct conduct of the meeting and observance of the rights of all the shareholders in line with the established practice, binding laws, the Company Articles of Association and the Rules of the General Meeting.*
9	A General Meeting should be attended by members of the Supervisory Board and the Management Board. An expert auditor should be present at an annual General Meeting and at an extraordinary General Meeting if financial matters of the company are to be discussed.	**PARTIALLY**	*Trying to ensure the best possible conditions for a dialogue between the Management and Supervisory Boards and the shareholders, perceiving the General Meeting as a platform for communication and at the same time bearing in mind that the Company governing bodies have a number of members, that there is a certain division of powers between the members of the Management Board and that any General Meeting has a clearly specified agenda, the Management Board declares that members of the Management and the Supervisory Boards provide the shareholders during a General Meeting, within the limits of their powers, with explanations and information with respect to the issues under consideration.* *The Company will ensure that General Meetings whose agendas include financial*

			matters, in particular approval of financial statements of the Company or its Group, are attended by an auditor prepared to provide explanations or information concerning its audit and opinion.
10	Members of the Supervisory Board and the Management Board and the expert auditor of the company should, within their powers and to the extent necessary for the settlement of issues discussed by the General Meeting, provide the participants of the meeting with explanations and information concerning the company.	**YES**	*Members of the Company's Management and Supervisory Boards present at a General Meeting will make every effort to provide the shareholders, within their powers, with information and explanations connected with the issues under consideration.*
11	All answers provided by the Management Board to the questions posed by the General Meeting should take into account the fact that the reporting obligations are performed by a public company in a manner which follows from the Law on Public Trading in Securities, and certain information cannot be provided otherwise.	**YES**	*Members of the Company's Management and Supervisory Boards and the auditor present at the General Meeting provide explanations and give information to the extent complying with the limitations under the existing legal framework concerning reporting obligations binding on a public company.*
12	Short breaks in the session which do not defer the session, ordered by the chairman in justified cases, cannot be aimed at hindering the exercise of the rights by the shareholders.	**YES**	*In accordance with the Polish Companies Act, ordering a break in a meeting is subject to a resolution by the General Meeting. Though in accordance with the Rules of the General Meeting the Chairman may order a break, such a break may in no way violate any provisions of the effective statutes or defer the session or hinder the exercise of the rights by the shareholders, as any such break is technical in nature. To date, the Chairman has never abused his competences under the Rules of the General Meeting in that respect; he has used this power on special occasions only and always in the shareholders' interest.*
13	Voting on procedural matters may be carried out only on issues		*In accordance with the Rules of the General Meeting,*

	related to the conduct of the meeting. This voting procedure cannot apply to resolutions which may have impact on the exercise by the shareholders of their rights.	**YES**	*motions relating to the conduct of the meeting are considered motions on procedural matters. This does not include resolutions which may have an adverse effect on the exercise by the shareholders of their rights.*
14	A resolution not to consider an issue placed on the agenda may be adopted only if it is supported by sound reasons. A motion in this respect should be accompanied by a detailed justification. The General Meeting cannot adopt resolutions to remove an item from the agenda or not to consider an issue placed on the agenda at the request of the shareholders.	**PARTIALLY**	*With a view to ensuring the stability of the Company' s General Meeting and accepting the idea and the assumptions behind this principle, the Company declares that it will apply this principle, though it deems it necessary to introduce some changes thereto concerning items put on the agenda at the request of the shareholders. In the Company's opinion, the fact that it is impossible to remove or not to consider an issue on the agenda may be too excessive a limitation on the shareholders' freedom and may be against their interests. Making the removal of an issue from the agenda contingent on the approval or motion by the shareholder who requested a given issue to be placed on the agenda is a sufficient guarantee that an issue requested by a shareholder to be placed on the agenda will be considered.*
15	A party objecting to a resolution must have an opportunity to concisely present the reasons for its objection.	**YES**	*The Rules of the General Meeting as currently in force guarantee to the shareholders freedom to make statements regarding the issues under consideration which are related to the agenda. Participants of a General Meeting may both present arguments for and objections against a resolution. They also have a possibility to present the reasons for their objection with respect to an adopted resolution.*
16	Due to the fact that the Commercial Partnerships and Companies Code does not provide for court control in the event where a resolution is not adopted by the General Meeting, the Management Board or the Chairman of the Meeting should form the resolutions in such a way	**PARTIALLY**	*In the Company's opinion the wording of this principle raises doubts of a formal (legal) nature and its application in the proposed form could lead to problems which in practice would be difficult to solve.* *At the same time it must be noted, that the Chairman, the Notary Public, the legal expert,*

	that each person who does not agree with a decision being the subject of the resolution, has the possibility of challenging the same; provided that he is entitled to do so.		*as well as the Company's legal service ensure that the wording of the adopted resolutions does not raise any doubts and in no way limits the possibility of court control in accordance with the law.*
17	At the request of a participant in the General Meeting, his written statement is recorded in the minutes.	**YES**	*During General Meetings the shareholders are absolutely free to make written statements in connection with the discussed issues, and to have those statements included in the minutes at their request.*
BEST PRACTICES OF SUPERVISORY BOARDS			
18	The Supervisory Board submits to the General Meeting an annual concise evaluation of the company's standing. The evaluation should be part of the annual report of the company, made available to all shareholders early enough to allow them to become acquainted with the same before the annual General Meeting.	**YES**	*Intending to ensure the possibility of accurate evaluation of the Company by the shareholders, and accepting the general idea and the assumptions behind this principle, the Company declares that it will apply this principle and incorporate a provision similar to the wording of this principle to the Rules of the Supervisory Board.*
19	A member of the Supervisory Board should have relevant education, professional and practical experience, be of high moral character and be able to devote all the time required to properly perform the function on the Supervisory Board. Candidates for members of the Supervisory Board should be presented and supported by reasons in sufficient detail to allow an educated choice.	**YES**	*Members of the Supervisory Board are evaluated by those considered by the Company to be the most competent to do so, namely the investors, who entrust the Company with their capital and place their trust in the members of the Supervisory Board, which is manifest in the very election and appointment of these persons to perform this responsible function by the General Meeting.*
20	1. a) At least one-half of the members of the Supervisory Board should be independent members. Independent members of the Supervisory Board should not have any relations with the company and its shareholders or employees, which relations could have a significant impact on the ability of the independent member to make impartial decisions;		*§ 8 item 5 of Articles of Association gives detailed independence criteria of members of the Supervisory Board:* *At least two members of the Supervisory Board have to comply with the following provisions:* *1. he is not an employee of the Company or the Affiliated Entity;*

	b) Detailed criteria of independence should be laid down in the statutes of the company; c) Without the consent of at least one independent member of the Supervisory Board, no resolutions should be adopted on the following issues: - actions of any kind by the company and any entities associated with the company in favor of members of the Management Board; - consent to the execution by the company or a subsidiary of any key agreement with an entity associated with the company, member of the Supervisory Board or the Management Board, and with their associated entities; and - appointment of an expert auditor to audit the financial statements of the company. *The above rule may be implemented by the company on a date different than that for the remaining rules herein, but no later than by the end of 2004.*	**PARTIALLY**	*2. he is not a member of the supervisory or management authorities of the Affiliated Entity;* *3. he is not a shareholder having 5% or more votes on the Company's General Meeting of Shareholders or the Affiliated Entity's general meeting;* *4. he is not a member of supervisory or management authorities or employee of the entity having 5% or more votes on the Company's General Meeting of Shareholders or the Affiliated Entity's general meeting;* *5. he is not an ascendant, descendant, spouse, sibling, spouse's parent or any other person remaining in an adoption relationship with any of the persons mentioned above.* *Above mentioned provisions must be fulfilled during whole period of the mandate.* *Any member who did not comply or stopped complying with the above provisions should be immediately recalled.* *In the respect to these Articles of Association „the Affiliated Entity" means that it is Dominant towards the Company, Dependent Entity towards the Company or Dependent Entity towards the Company's Dominant Entity."*
21	A supervisory board member should, above all, bear in mind the interests of the Company.	**YES**	*When performing their duties, members of the Supervisory Board bear in mind the Company's interest. By acting with a view to increasing the Company's value, they secure*

			the interests of all the shareholders in a due manner.
22	Members of the Supervisory Board should take relevant actions in order to receive from the Management Board regular and complete information on any and all significant issues concerning the company's operations and on risks related to the business being conducted and the ways of managing such risk.	**PARTIALLY**	*Acting as part the collegiate body which, in the case of a joint-stock company, is the Supervisory Board, and exercising all their rights under relevant statutes and the Company's Articles of Association, members of the Supervisory Board are regularly informed on how individual transactions are carried out and on any other significant issues. The Supervisory Board also has a right to present its opinion on any matter relating to the Company's operations.*
23	A Supervisory Board member should inform the remaining members of the board of any conflict of interest that arises, and should refrain from participating in discussions and from voting on passing a resolution on the issue in which the conflict of interest has arisen.	**YES**	*It follows from to-date experience that members of the Supervisory Board refrained from participating in discussions and from voting on resolutions which could potentially result in a conflict of interests. Notwithstanding that, the Company declares that it will apply this principle and incorporate it in the Rules of the Supervisory Board.*
24	Information on the personal, actual and organisational connections of a Supervisory Board member with a given shareholder, and in particular with the majority shareholder should be made available to the public. The company should have a procedure in place for obtaining information from members of the Supervisory Board and for making it available to the public.	**YES**	*Accepting the general idea and the assumptions behind this principle, the Company declares that it will put in place relevant procedures for obtaining information and for making it available to the public.*
25	Supervisory Board meetings, save for issues which directly concern the Management Board or its members, and in particular their removal, liability and the setting of their remuneration, should be accessible and open to members of the Management Board.		*In the Company's opinion, clear separation of the Supervisory Board from other bodies of a joint-stock company and specific rights and obligations assigned to it under regulations currently in force confirm that the Supervisory Board of PKN ORLEN enjoys optimum conditions to proceed, allowing it to conduct discussions at meetings in a free and unrestrained manner with all the required information and explanations provided by*

		PARTIALLY	*the Management Board. In the Company's opinion, the requirement concerning the accessibility and openness of meetings of the Supervisory Board to members of the Management Board interferes too excessively with the manner and freedom of the Supervisory Board's work. Members of the PKN ORLEN's Management Board may participate in meetings of the Supervisory Board convened at a request of the Management Board save for issues which directly concern the Management Board or its members. In any other cases, members of the Management Board may participate in meetings of the Supervisory Board at their discretion. Furthermore, the Supervisory Board may – on its own initiative or at a request of the Management Board – invite other persons to its meetings, in particular the Company's employees responsible for issues discussed at such meetings, consultants and advisers.*
26	A Supervisory Board member should enable the Management Board to present publically and in an appropriate manner information on the disposal or acquisition of shares of the company or of its dominant entity or subsidiaries, and of transactions with such companies, provided that such information is relevant for his financial standing.	**YES**	*In accordance with the regulations currently in force and the Company's internal procedures, members of the Supervisory Board provide the Management Board with any relevant information to be announced to the public.*
27	Remuneration of members of the Supervisory Board should be fair, but should not constitute a significant cost item in the company's business or have material impact on its financial results. The remuneration should be in reasonable relation to the remuneration of members of the Management Board. The aggregate remuneration of all members of the Supervisory Board should be disclosed in the annual report.	**YES**	*Remuneration of members of the Supervisory Board does not constitute a significant cost item in the Company's business. The aggregate remuneration is disclosed in the annual report.*
28	The Supervisory Board should		*The Company is currently*

	operate in accordance with its by-laws which should be available to the public.	**YES**	*amending the Rules of the Supervisory Board in order to introduce the provisions reflecting general ideas and assumptions behind the* Best Practices of Supervisory Boards. *Following the amendment, the Rules of the Supervisory Board will be made available to the public.*
29	The agenda of a Supervisory Board meeting should not be amended or supplemented during the meeting which it concerns. This requirement does not apply if all members of the Supervisory Board are present and agree to the amendment or supplementation of the agenda, and in instances where the adoption of certain activities by the Supervisory Board is necessary in order to protect the company against damage and in the case of a resolution which concerns the determination whether there exists a conflict of interest between a Supervisory Board member and the company.	**YES**	*The Rules of the Supervisory Board guarantee the stability of meetings' agenda. Any changes to the agenda require the presence and consent of all members of the Supervisory Board. Any other reasons for changes to the agenda following from this principle will be incorporated in the Rules of the Supervisory Board.*
30	A Supervisory Board member delegated by a group of shareholders to permanently exercise supervision should submit to the Supervisory Board detailed reports on the performance of his task.	**YES**	*Accepting the general idea and the assumptions behind this principle, the Company declares that it will apply this principle and incorporate a provision similar to the wording of this principle to the Rules of the Supervisory Board.*
31	A Supervisory Board member should not resign from his function during a term of office if this could render the functioning of the board impossible, and in particular, if it could hinder the timely adoption of an important resolution.	**YES**	*In accordance with the Company's Articles of Association, the Supervisory Board is composed of six to nine members. Members of the Supervisory Board make every effort in their decisions not to hinder the timely adoption of resolutions.*
BEST PRACTICES OF MANAGEMENT BOARDS			
32	Bearing in mind the interest of the company, the Management Board sets forth the strategy and the main objectives of the company's operations, and submits them to the Supervisory Board. The Management Board is liable for the implementation and	**YES**	*The Management Board of PKN ORLEN sets forth the strategy for the Company and the objectives of its operations, ensuring the transparency and effectiveness of the Company's managements system. In accordance with the provisions of the Company's Articles of*

	performance of the same. The Management Board cares for transparency and effectiveness of the company management system and the conduct of its business in accordance with legal regulations and best practice.		*Association, strategic long-term plans are submitted for approval by the Supervisory Board.*
33	When making decisions on corporate issues, members of the Management Board should act within the limits of justified economic risk, i.e. after consideration of all information, analyses and opinions, which, in the reasonable opinion of the Management Board, should be taken into account in a given case in view of the company's interest. When determining what is in the interest of the company, the justified long term interests of shareholders, creditors, employees and other entities and persons co-operating with the company, as well as the interests of the local community, should be taken into account.	**YES**	*When making decisions, Members of the Management Board of PKN ORLEN act in accordance with interests of the Company, its shareholders and other stakeholders using their knowledge and experience.*
34	In transactions with shareholders and other persons whose interests have impact on the interest of the company, the Management Board should act with utmost care to ensure that the transactions are at arms' length.	**YES**	*In transactions with shareholders and other persons whose interests have impact on the interest of the Company, the Management Board acts with utmost care to ensure that the transactions are at arms' length.*
35	A Management Board member should display full loyalty towards the company and avoid any actions which could result exclusively in enhancing said member's own material interest. If a Management Board member receives information on the possibility of making an investment or other advantageous transaction concerning the business of the company, he should present such information immediately to the Management Board for the purpose of considering the possibility of the company taking advantage of it. Such information may be used by a management board member or be passed over to a third party only upon consent of the Management Board and only when this does not infringe upon the company's interest.	**YES**	*Members of the Management Board have become acquainted with this principle and have undertaken to abide by it to the extent corresponding with this representation.*
36	A Management Board member		*Members of the Management*

	long term investment.	YES	*shareholders and by treating the investment in their Company shares as a long-term investment contribute to the growth of the shares value.*
37	Management Board members should inform the Supervisory Board of each conflict of interest in connection with the performed functions or of the risk of such conflict.	YES	*To date there has never been a conflict of interest of a Management Board member due to his/her function in the Management Board. If such a conflict of interest does occur, the Management Board will immediately inform the Supervisory Board of this fact.*
38	The remuneration of Management Board members should be set based on transparent procedures and principles, taking into account its incentive nature and ensuring effective and smooth management of the company. The remuneration should correspond to the size of the company's business enterprise, should be reasonable in relation to the economic results, and be related to the scope of liability resulting from a given function, taking into account the level of remuneration of members of management boards in similar companies in a similar market.	YES	*The remuneration of Management Board members includes basic remuneration, bonuses, annual award and monetary compensation for unused holiday leaves, all of which are determined by the Supervisory Board in the managerial contracts of the Management Board members.*
39	The aggregate remuneration of all members of the Management Board should be disclosed and itemised in the annual report. If the amount of remuneration of individual members of the Management Board significantly differs, it is recommended that a relevant explanation be published.	YES	*The aggregate remuneration of all members of the Management Board is disclosed in the Company's annual report.*
40	The Management Board should lay down the principles and procedure of operations and allocation of powers in the by-laws which should be open and generally available.	PARTIALLY	*Members of the Management Board are bound by Rules of the Management Board, which specify the principles and procedures governing the work of the Management Board, address procedural issues and issues connected with day-to-day management of the Company and conducting its affairs. Bearing in mind the role that the Rules of the Management Board play in the management of the Company and their relation to the Company's business activities, PKN ORLEN – believing that there are no material reasons for which the Rules should be made public – leaves the*

			contents of the Rules of the Management Board known only to the competent bodies of the Company, which is in the Company's interest.
BEST PRACTICES IN RELATIONS WITH THIRD PARTIES AND THIRD PARTY INSTITUTIONS			
41	The selection of an expert auditor for a company should guarantee impartiality of performance of the entrusted tasks.	**YES**	*The Supervisory Board selects an auditor having regard for the impartiality and objectivity of the choice itself as well as of the performance of the tasks by the auditor.*
42	In order to ensure proper impartiality of opinion, the company should change the expert auditor at least once every five years.	**YES**	*The Company has adopted and applies the rule that auditors are changed at least once every five years.*
43	The expert auditor should be selected by the Supervisory Board or General Meeting of the company, upon receiving recommendations from the Supervisory Board.	**YES**	*Pursuant to the Company's Articles of Association auditors are selected by the Supervisory Board.*
44	An auditor auditing annual reports of a company or its subsidiaries cannot act as a special purpose auditor for the same company.	**YES**	*The Company declares that it will apply this principle and not appoint its auditors or auditors of its subsidiaries as special purpose auditors.*
45	A company should acquire its own shares in such a way that no group of shareholders be privileged.	**YES**	*The Company has never acquired its own shares. Having regard to the equal rights of all the shareholders, the Management Board shall exercise utmost care to ensure that no group of shareholders is privileged should such a transaction ever take place.*
46	The statutes of the company, its basic internal regulations, information and documents related to General Meetings, and the financial statements should be made available in the registered head office of the company and on its website.	**PARTIALLY**	*Except as regards the Company's position and reservations regarding Principle No. 40, the Company guarantees full disclosure and availability of all the information which is material for the shareholders, unless the disclosure of such information would be contrary to the Company's interest. The information published at the Company's website includes the Company's Articles of Association, information and documents related to the General Meetings and the financial statements.*
47	The company should have proper		*PKN ORLEN has implemented information policy procedures*

	media relations procedures and regulations, and an information policy ensuring coherent and reliable information about the company. The company should, in compliance with the legal regulations and taking into account its interests, make available to mass media representatives information on its current operations and business standing, and allow their presence at General Meetings.	**YES**	*which ensure that that the public obtains reliable information about the Company. The Company discloses to the mass media the data concerning its current activities and business standing in compliance with the provisions of the Polish Securities Act.*
48	In its annual report, a company should make public its declaration on the application of corporate governance standards. If the standards are not applied to any extent, the company should also publically explain this fact.	**YES**	*From the time of publication of this representation on the compliance with the corporate governance principles, the Management Board of PKN ORLEN will exercise utmost care to inform all participants of the capital market of any deviation from the adopted principles, in such manner and at such times as specified by*

RESOLUTION No 35

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

regarding approval of the motion with respect to the way of voting on the changes to the Company's Articles of Association

§ 1

The Ordinary General Meeting of Shareholders of PKN ORLEN hereby decides to exclude passing of the resolution regarding the change to § 7 item 11 of the Company's Articles of Association from passing of the resolution regarding other changes to the Company's Articles of Association stated in the agenda.

§2

The resolution takes an immediate effect.

RESOLUTION No 36

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

regarding changes to the agenda of the Ordinary General Meeting of Shareholders of PKN ORLEN

§ 1

The Ordinary General Meeting of Shareholders of PKN ORLEN hereby decides to change the sequence of the agenda of the Ordinary General Meeting of Shareholders of PKN ORLEN by moving the point no 16 regarding changes to the Company's Articles of Association and vote on it after point 21 concerning calling the Extraordinary General Meeting of Shareholders of PKN ORLEN.

§2

The resolution takes an immediate effect.

RESOLUTION No 37

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

§ 1

The Ordinary General Meeting of Shareholders of PKN ORLEN hereby decides to withdraw from voting on the point 18 of the agenda regarding passing of the resolution concerning the issuance of bearer bonds with a pre-emptive conversion right into PKN ORLEN's shares, conditional increase of PKN ORLEN's initial capital with exclusion of the acquisition rights and amendments to the Articles of Association of PKN ORLEN.

§2

The resolution takes an immediate effect.

RESOLUTION No 38

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

regarding the withdrawal from voting on the resolution regarding the establishment of the number of members of the Supervisory Board of PKN ORLEN

§ 1

The Ordinary General Meeting of Shareholders of PKN ORLEN hereby decides to withdraw from voting on the resolution regarding the establishment of the number of members of the Supervisory Board of PKN ORLEN.

RESOLUTION No 39

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

regarding appointment to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Under § 8 item 2 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. decides to appoint Mr Janusz Zielinski the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

The resolution takes an immediate effect.

RESOLUTION No 40
OF
GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

regarding calling the General Meeting of Polski Koncern Naftowy ORLEN SA

§ 1

The Ordinary General Meeting of Shareholders hereby decides to oblige the Management Board to call the Extraordinary General Meeting of PKN ORLEN no later than 6 August 2004 concerning the introduction of changes to the Supervisory Board of PKN ORLEN.

§2

The resolution takes an immediate effect.

RESOLUTION No 41
OF
GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

regarding calling an adjournment in the General Meeting

§ 1

The Ordinary General Meeting of Shareholders hereby decides to call an adjournment. The meeting will be continued on 28 June 2004 at 14:00 CET in the same place as on 24 June 2004.

§2

The resolution takes an immediate effect.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	AGM adjournment
Released	17:52 24-Jun-04
Number	1357A

PKN ORLEN SA
SEC File
82-5036

Current report 46/2004 dated 24 June 2004

Polski Koncern Naftowy ORLEN S.A. („PKN ORLEN"), Central Europe's largest downstream oil company ("ORLEN") announces that the Ordinary General Shareholder Meeting passed the resolution regarding calling an adjournment. The meeting will be continued on 28 June 2004 at 14:00 CET.

About PKN ORLEN

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	ORLEN's Supervisory Board
Released	17:49 24-Jun-04
Number	1353A

PKN ORLEN SA
SEC File
82-5036

Current report No 45/2004 dated 24th June 2004

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that on 24th June 2004 the Ordinary General Shareholders Meeting of PKN ORLEN has appointed Mr Janusz Zielinski as a member of the Supervisory Board of PKN ORLEN.

Mr. Janusz Zielinski, aged 51, is a graduate of Warsaw University of Technology – Plock branch, Faculty of Chemistry. In 2002 he completed his post-graduate study at Warsaw Institute of Technology, Faculty of Financial Management and Marketing.

- 1999 – present: Deputy Rector of Warsaw University of Technology (Plock branch) of Scientific and Educational Centre (from 2002 Technical and Social Sciences School); and Dean of Petrochemical, Mechanical and Construction faculty.
- 1994 – present: Associate Professor, Warsaw University of Technology – Plock branch, Chemistry Institute
- 1996 – 1999 Vice Dean for General Matters at the Petrochemical, Mechanical and Construction faculty
- 1993 – 1996 Vice Director of the Chemistry Institute
- 1987 – 1990 extra-mural training at Moscow Crude Oil and Gas Institute of I. M. Gubin
- 1976 – 1994 – consequently Specialist and Assistant, Senior Assistant and Tutor; Institute of Chemistry, Warsaw University of Technology – Plock branch

Mr Janusz Zielinski is a member of various international and domestic Learned Societies and Councils (i.e. AAAS ACS-USA, DECHEMA-Germany, from 2003 Vice-President of Polish Inventors and Rationalizers Association).

He was honoured with a Silver Mark of Distinction and Merit to the Environment and Water Administration Preservation for:

- his activities for environment preservation,
- benefit to the Engineers and Technicians Association of Chemical Industry,
- his inventory activities, and his contribution to the development of PKN ORLEN,

He also received:

- Gold Mark of Distinction (SITPChem)
- Silver Mark of Distinction for Merits to the Chemical Industry,
- Ignacy Lukasiewicz Medal,
- Silver Cross of Merit (1997)
- National Education Committee Medal (1999)

- Gold Cross of Merit (2002)
- Medal of Plock Person of Merit (2004).

Mr Janusz Zielinski is not involved in any activity competing with PKN ORLEN and is not a partner in any competing company. He is not a member of any board of a competing capital company and is not on the list of insolvent debtors kept on the record on the National Court Register Act.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	ORLEN's Supervisory Board
Released	15:48 24-Jun-04
Number	1230A

PKN ORLEN SA
SEC File
82-5036

Current report No 44/2004 dated 24th June 2004

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that on 24th June 2004 the Polish State Treasury has appointed Mr Michal Stepniewski as a member of PKN ORLEN's Supervisory Board, replacing Mr Janusz Zielinski.

The decision was taken under the provisions of PKN ORLEN's Articles of Association (§ 8, item 2 point 1).

Mr. Michal Stepniewski, aged 30, graduated from the Law and Administration Faculty of Warsaw University and has been a qualified Legal Advisor since June 2002. He completed his post-graduate studies of English Law at Cambridge University.

Experience:

- May 2004 – present – Advisor to the Polish State Treasury Ministry
- 2000 – present – Lecturer at the Finance and Management High School, Warsaw
- 1997 – 2004 - Security and Exchange Commission, including the position of SEC Spokesman

Mr Michal Stepniewski is not involved in any activity competing with PKN ORLEN and is not a partner in any competing company. He is not a member of any board of a competing capital company and is not on the list of insolvent debtors kept on the record on the National Court Register Act.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	ORLEN Powiernik
Released	15:43 24-Jun-04
Number	1220A

PKN ORLEN SA
SEC File
82-5036

Current report No 43/2004 dated 24 June, 2004

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, informs that on 7th June 2004 a Register Court in Warsaw registered a change in both the amount and structure of the initial capital of ORLEN Powiernik, based in Plock, Poland.

The initial capital of ORLEN Powiernik was increased from PLN 4,000 to PLN 25,000 and divided into 50 shares with a par value of PLN 500 each. The capital was increased through a cash contribution from PKN ORLEN. The total number of votes in hand of PKN ORLEN, after the registration of the initial capital increase, is 50.

PKN ORLEN owns 100 per cent of the total shares in ORLEN Powiernik.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re. ORLEN's Supervisory Board
Released	08:59 15-Jun-04
Number	7615Z

PKN ORLEN SA
SEC File
82-5036

Current report dated 15th June 2004

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that it has on 14th June received a note informing it that on 11th June 2004 Mr Marian Czakanski resigned from his position as a member of the Supervisory Board of PKN ORLEN.

Mr Marian Czakanski has been appointed to the position of the Ministry of Health.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	An agreement_Unipetrol
Released	15:17 04-Jun-04
Number	4402Z

Current Report no 41/2004 dated 4th June 2004

PKN ORLEN's entrance into an agreement with the National Property Fund of Czech Republic to acquire bearer shares of Unipetrol a.s.

Polski Koncern Naftowy ORLEN S.A. („PKN ORLEN"), Central Europe's largest downstream oil company, announces that PKN ORLEN on June 4, 2004 entered into an agreement with the National Property Fund of Czech Republic ("NPF"), to acquire, subject to appropriate regulatory approvals, 114,224,038 bearer shares of Unipetrol a.s., each having the nominal value of CZK 100 ("Unipetrol Shares") representing approximately 62.99% of all issued and outstanding shares of Unipetrol, a.s ("Unipetrol") (the "Unipetrol Agreement"). PKN ORLEN has also reached agreements with Ceska Konsolidacni Agentura ("CKA") to acquire (i) 745,000 bearer shares of Spolana a.s., each having a nominal value of CZK 655 ("Spolana Shares"), which represent 9.76% of the share capital of Spolana a.s., a Unipetrol's producing subsidiary, (the "Spolana Agreement"), and (ii) receivables towards some of the companies of the Unipetrol Group (the "Framework Agreement"). Pursuant to the resolution of the Government of the Czech Republic No. 415, dated April 28, 2004, the Czech Government authorized the sale of the Unipertol Shares, Spolana Shares and the above mentioned receivables.

In 2003, Unipetrol posted audited consolidated profit of CZK 87.7 million, consolidated revenues reached CZK 67.9 billion.

PKN ORLEN has agreed to pay approximately CZK 11.3 bn for the 62.99% stake in Unipetrol, CZK 1.0 million for the 9.76% stake in Spolana and approx. CZK 1.7 billion for receivables towards companies of the Unipetrol group with a nominal value of approx. CZK 3.1 billion, EUR 9.5 million and USD 4.9 million as of April 1, 2004.

The Unipetrol Agreement is a material agreement as the value of the agreement amounts to at least 10% of PKN ORLEN's equity.

The agreement foresees a price adjustment mechanism for the shares in Unipetrol to address any unexpected change of value in Unipetrol until closing of this transaction. Price adjustment formula is based on difference in adjusted net book value of Unipetrol as of the end of 2003 and at the end of the month in which PKN ORLEN acquires 62.99% stake in Unipetrol. The price adjustment for Unipetrol shares is limited to 5% and 15% upward adjustment and 5% and 25% downward adjustment. The purchase price will be settled through the Escrow Account. 10% of the purchase price will be deposited on the Escrow Account after execution of the Unipetrol Agreement and remaining 90% of the purchase price shall be deposited on the Escrow Account after all conditions precedent provided in all three Unipetrol, Spolana and Framework Agreements are fulfilled.

Pursuant to the Unipetrol Agreement, PKN ORLEN may be obliged to contractual penalties amounting to CZK 5 million or to 10% of the purchase price for a breach of its certain obligations as provided in the agreement. The obligation of PKN ORLEN to pay the contractual penalties does not exclude the right of NPF for damages.

- the Czech Securities Commission shall have been informed by PKN ORLEN about the execution of the agreement,
- the preemptive rights relating to the change of control of Unipetrol, by any and all of the IOC members (Eni International B.V., ConocoPhillips Central and Eastern Europe Holdings B.V. and Shell Overseas Investments B.V., as shareholders in Ceska rafinerska, a.s.) shall have been exercised or the time limit for the exercise of the preemptive rights shall have lapsed,
- any and all conditions precedent set out in the Spolana Agreement and/or in the Framework Agreement shall have been satisfied or waived, and
- the decision of the European Commission that the transaction does not constitute any public aid or that it is compatible with the common market have been obtained.

A large portion of the funds for the financing of this transaction is already provided in the form of the currently available credit limits. The reminder will be arranged for within the time periods indicated in the payment schedules relating to the transaction. The completion of the transaction will not result in any violation of any covenants under the syndicated credit facility agreement. The banks have already offered PKN ORLEN their assistance in financing the transaction in question.

PKN ORLEN's discussions with Unipetrol's current lenders to gather their support with regard to this transaction have been carried through favorably. PKN ORLEN is confident that the financing needs of Unipetrol can and will be sustained by the Czech banking market.

PKN ORLEN wants to maintain and improve its existing investment grade credit rating and will carefully monitor its capital structure as appropriate to comply with this goal.

The transaction is expected to close by the end of the third quarter of 2004, once necessary regulatory approvals have been granted.

This transaction strengthens PKN ORLEN's position as the leading Central and East European downstream oil and petrochemicals player, and further demonstrates that PKN ORLEN is spearheading consolidation in the region.

Following the acquisition of the NPF's stake in Unipetrol and in accordance with Czech law, PKN ORLEN will launch a mandatory tender offer to acquire the interests of minority shareholders in Unipetrol a.s. and its listed subsidiaries (Spolana a.s and Paramo a.s.).

PKN ORLEN entering into the Unipetrol, Spolana and Framework Agreements, already had a general concept for Unipetrol Group restructuring. PKN ORLEN has agreed on the basis of the agreements with ConocoPhillips Central and Eastern Europe Holdings B.V. ("ConocoPhillips"), one of the major oil and gas worldwide companies and Agrofert Holding, a.s., the second largest chemical group in the Czech Republic ("Agrofert"), following the successful acquistion of 62.99% stake in Unipetrol from NPF, to procure as a majority shareholder in Unipetrol the sale by Unipetrol, some of Unipetrol's assets to ConocoPhillips and to Agrofert.

The agreements with Agrofert contemplate divestiture of the Unipetrol assets that are not viewed as being core to PKN ORLEN's business, and related to agricultural commodities, pesticides and chemicals. Pursuant to the agreements Agrofert will acquire the shares in, and the receivables towards, some of the Unipetrol subsidiaries. This should further reduce the indebtedness of the combined PKN ORLEN-Unipetrol group. Cooperation with Agrofert enables PKN ORLEN to keep only the assets of Unipetrol it deems to be core. Following completion of these transactions, PKN ORLEN and Agrofert have agreed to discuss how to best split the assets of the companies in which they will end up being joint shareholders.

Pursuant to an agreement with ConocoPhillips, PKN ORLEN has agreed to sell to ConocoPhillips one third of petrol stations, belonging to some of Unipetrol's subsidiaries. In exchange for that, ConocoPhillips has agreed to provide operational advice and

Unipetrol subsidiary in the immediate period following the privatization of Unipetrol.

The disposal of certain assets to ConocoPhillips and Agrofert will reduce the amount of funding required for this transaction.

The transactions contemplated with ConocoPhillips and Agrofert are expected to close by the end of 2005.

About PKN ORLEN

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re.: Completing doc-Unipetrol
Released	08:31 04-Jun-04
Number	4144Z

PKN ORLEN SA
SEC File
82-5036

Current Report no 40/2004 dated 4th June 2004

Completing the preparation of the legal documentation of the transaction concerning the privatization, by the way of sale of the shares, of UNIPETROL a.s.

Polski Koncern Naftowy ORLEN S.A. („PKN ORLEN"), Central Europe's largest downstream oil company, announces that early morning on June 04, 2004, PKN ORLEN and the National Property Fund of the Czech Republic completed successfully the preparation of the legal documentation of the transaction concerning the privatization, by the way of sale of the shares, of UNIPETROL a.s. as well as the sale of certain related assets held by the Czech Consolidation Agency. The parties are planning to sign the relevant agreements today, that is on Friday, June 4th at 12:00. Following the signing of the agreements, PKN ORLEN will publish relevant release in a form of the current report, covering the information about the above mentioned agreements.

About PKN ORLEN

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

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Regulatory Announcement

PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	AGMs_draft resolutions Part 1
Released	17:50 03-Jun-04
Number	4031Z

Current report no 39/2004 dated 3th June 2004

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby announces draft resolutions to be passed by the Ordinary General Meeting of Shareholders of PKN ORLEN as of 24th June 2004.

RESOLUTION No
OF
GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

regarding appointment of the Chairman of the Ordinary General Meeting of Shareholders

§ 1

Acting under Article 409, § 1 sentence 1 of the Code of Commercial Companies and with respect to § 5 of the regulations of the General Meeting of Shareholders of PKN ORLEN S.A., the General Meeting of Shareholders of PKN ORLEN S.A. hereby elects Mr / Mrs....... to the position of the Chairman of the General Meeting of Shareholders.

§ 2

The resolution takes immediate effect.

The resolution was passed in a secret voting.

RESOLUTION No
OF
GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding the Agenda of the General Meeting of Shareholders

§ 1

The Ordinary General Meeting of Shareholders of PKN ORLEN hereby approves the following Agenda of the Meeting:

1. Opening;
2. Election of the Chairman of the Meeting;
3. Affirmation of the legality of the Meeting;
4. Approval of the Agenda;
5. Election of the Vote Counting Commission;
6. Revision of the Management Board's Report on PKN ORLEN's performance and financial results of PKN ORLEN for the periods ending December 31, 2003 with a motion concerning profit distribution for the year ending December 31, 2003.
7. Presentation of the Supervisory Board's Report on the Management Board's Report on PKN ORLEN's performance and financial results of PKN ORLEN for the periods ending December 31, 2003 with the Management Board's motion concerning profit distribution for the year ending December 31, 2003.
8. Passing of a resolution concerning approval of the Management Board's Report on PKN ORLEN's performance and financial results for the year ending December 31, 2003.
9. Passing of a resolution concerning distribution of profit made by PKN ORLEN in 2003.
10. Passing of resolutions concerning approval of PKN ORLEN Management Board Members' performance in 2003;

11. Passing of resolutions concerning approval of PKN ORLEN Supervisory Board Members' performance in 2003;
12. Revision and passing of a resolution concerning the Management Board's Report on performance of PKN ORLEN's Capital Group and the consolidated financial results of PKN ORLEN's Capital Group for the year ending December 31, 2003.
13. Passing of resolutions concerning approval for disposal (sale or lease) of self-operating parts of the Company;
14. Passing of resolutions concerning approval for disposal (sale and purchase of perpetual usufruct purchase) of self-operating parts of the Company;
15. Passing of a resolution concerning approval of the Corporate Governance principles for the issuers of shares, convertible bonds and the pre-emptive conversion bonds admitted to public trading,
16. Passing of a resolution concerning amendments to the Articles of Association of PKN ORLEN;
17. Passing of a resolution concerning the implementation of the New Incentive Programme (NIP) for PKN ORLEN Management Board Members, managers of PKN ORLEN as well as PKN ORLEN's key subsidiaries.
18. Passing of a resolution concerning the issuance of bearer bonds with a pre-emptive conversion right into PKN ORLEN's shares, conditional increase of PKN ORLEN's initial capital with exclusion of the acquisition rights and amendments to the Articles of Association of PKN ORLEN;
19. Passing of a resolution concerning completion of the composition of the Supervisory Board of PKN ORLEN in respect of Mr Krzuszytof Kluzek's resignation;
20. Passing of a resolution concerning changes to the principles of remuneration of the Supervisory Board of PKN ORLEN;
21. Closure of the General Meeting of Shareholders.

§ 2

The resolution takes immediate effect.

RESOLUTION No

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

regarding election of the Vote Counting Commission

§ 1

Acting under § 8 of the Constitution of the General Meeting of Shareholders of PKN ORLEN, the General Meeting of Shareholders of PKN ORLEN hereby appoints the following members of the Vote Counting Commission:

- ....
- ....
- ....

§ 2

The resolution takes immediate effect.

The resolution was passed in a secret voting.

RESOLUTION No
OF
GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

regarding approval of the Management Board's report on the Company's performance and the Company's financial report for 2003

§ 1

Under art. 395 § 2 item 1 of the Code of Commercial Companies and art. 45 and 53 item 1 of the Accounting Law with respect to § 7 item 7 point 1 of the Company's Articles of Association, the General Meeting of Shareholders having been made aware of the Supervisory Board's opinion, hereby approves:

1. the Management Board report on the Company's performance in 2003,

2. the Company's financial statement for the period from January 1 to December 31, 2003 containing

- the balance sheet verified by the auditor as of December 31, 2003 containing assets and liabilities amounting to PLN 13,697,812,928.90 with
- profit and loss account for the period from January 1, 2003 to December 31, 2003 showing net profit of PLN 933,780,782.19
- additional information including introductory notes to the financial statements and definitions
- changes in the shareholders' equity showing PLN 1,110,860,923.70 increase as at 31 December 2003
- cash flow statement showing PLN 1,199,718.50 increase.

§ 2

The resolution takes immediate effect.

RESOLUTION No
OF
GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

regarding distribution of the profit made by the Company in year 2003

§ 1

Under art. 395 § 2 item 2 of the Code of Commercial Companies and § 7 item 7 point 3 of the Company's Articles of Association the General Meeting of Shareholders of PKN ORLEN, having been made aware of the Management and Supervisory Boards' opinions, divides

profit of PLN 933,780,782.19 made by the Company in the financial year 2003 in the following way:

- for the supplementary capital - PLN 698,817,889.25
- for the dividend payment - PLN 230,962,892.94
- for the Corporate Social Fund - PLN 4,000,000.00

§ 2

Under art. 348 § 3 of the Code of Commercial Companies, the General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. sets the dividend day on August 2, 2004 and the date for payment of the dividend on September 1, 2004.

§ 3

The resolution takes immediate effect.

RESOLUTION No
OF
GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Zbigniew Wrobel, President & CEO in the period from January 1, 2003 to December 31, 2003.

§ 2

The resolution takes immediate effect.

The resolution was passed in a secret voting.

RESOLUTION No
OF
GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Slawomir Golonka, Vice President in the period from January 1, 2003 to December 31, 2003.

§ 2

The resolution takes immediate effect.

The resolution was passed in a secret voting.

RESOLUTION No
OF
GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Andrzej Macenowicz, Vice President in the period from January 1, 2003 to December 31, 2003.

§ 2

The resolution takes immediate effect.

The resolution was passed in a secret voting.

RESOLUTION No
OF
GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the

General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Jacek Strzelecki, Vice President in the period from January 1, 2003 to December 31, 2003.

§ 2

The resolution takes immediate effect.

The resolution was passed in a secret voting.

RESOLUTION No

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Janusz Wisniewski, Vice President in the period from January 1, 2003 to December 31, 2003.

§ 2

The resolution takes immediate effect.

The resolution was passed in a secret voting.

RESOLUTION No
OF
GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Maciej Gierej in the year 2002; the Chairman of the Supervisory Board in the period from January 1, 2003 to December 31, 2003.

§ 2

The resolution takes immediate effect.

The resolution was passed in a secret voting.

RESOLUTION No
OF
GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Jan Waga in the year 2003; the Vice Chairman of the Supervisory Board in the period from January 1, 2003 to December 31, 2003.

§ 2

The resolution takes immediate effect.

The resolution was passed in a secret voting.

RESOLUTION No

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Grzegorz Mroczkowski in the year 2003; the Secretary of the Supervisory Board in the period from January 1, 2003 to March 25, 2003.

§ 2

The resolution takes immediate effect.

The resolution was passed in a secret voting.

RESOLUTION No

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Orest Nazaruk in the year 2003; the Supervisory Board Member in the period from April 17, 2003 to December 31, 2003 and the Secretary of the Supervisory Board in the period from May 14, 2003 to December 31, 2003.

§ 2

The resolution takes immediate effect.

The resolution was passed in a secret voting.

RESOLUTION No

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Jacek Bartkiewicz in the year 2003; Supervisory Board Member in the period from March 25, 2003 to December 31, 2003.

§ 2

The resolution takes immediate effect.

The resolution was passed in a secret voting.

RESOLUTION No

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Edward Grzywa in the year 2003; Supervisory Board Member in the period from January 1, 2003 to December 31, 2003.

§ 2

The resolution takes immediate effect.

The resolution was passed in a secret voting.

RESOLUTION No
OF
GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Krzysztof Kluzek in the year 2003; Supervisory Board Member in the period from January 1, 2003 to December 31, 2003.

§ 2

The resolution takes immediate effect.

The resolution was passed in a secret voting.

RESOLUTION No

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Andrzej Kratiuk in the year 2003; Supervisory Board Member in the period from January 1, 2003 to December 31, 2003.

§ 2

The resolution takes immediate effect.

The resolution was passed in a secret voting.

RESOLUTION No

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Ryszard Lawniczak in the year 2003; Supervisory Board Member in the period from January 1, 2003 to December 31, 2003.

§ 2

The resolution takes immediate effect.

The resolution was passed in a secret voting.

RESOLUTION No

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Krzysztof Szlubowski in the year 2003; Supervisory Board Member in the period from January 1, 2003 to December 31, 2003.

§ 2

The resolution takes immediate effect.

The resolution was passed in a secret voting.

RESOLUTION No

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Jozef Wozniakowski in the year 2003; Supervisory Board Member in the period from January 1, 2003 to February 14, 2003.

§ 2

The resolution takes immediate effect.

The resolution was passed in a secret voting.

RESOLUTION No
OF
GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

regarding approval of the Management Board's report on performance of the Company's Capital Group and the Capital Group's consolidated financial report for 2003

§ 1

Under art. 395 § 5 of the Code of Commercial Companies and art. 55 and 63c item 4 of the Accounting Law in respect of § 7 item 7 point 1 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders hereby approves:

1. the Management Board report on the performance of the Company's Capital Group for the year 2003,
2. the Capital Group's consolidated financial statement for the period from January 1 to December 31, 2003, including:
    - the balance sheet verified by the auditor as of December 31, 2003 containing assets and liabilities amounting to PLN 16,982,694,592.48
    - consolidated profit and loss account for the period from January 1, 2003 to December 31, 2003 showing net profit of PLN 1,013,649,101.04
    - additional information including introductory notes to the consolidated financial statements and definitions
    - changes in the shareholders' equity showing PLN 1,202,875,023.59 increase as at 31 December 2003
    - consolidated cash flow statement showing PLN 383,546,871.60 increase.

§ 2

The resolution takes immediate effect.

RESOLUTION No

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

regarding giving by the Management Board of PKN ORLEN its asset to the sale of a self-operating part of the Company (including the real estate)

§ 1

Under art. 393, point 3 of the Code of Commercial Companies and with respect to § 7, item 7, point 7 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby gives its assent to the sale to Przedsiebiorstwo Produkcyjno-Handlowe GASIOR Sp. Z o.o. with its seat in Bydgoszcz a self-operating part of the Company. This self-operating part of the Company manufactures BOPP follies and comprises functionally connected items of property, at present rented to Flexpol Sp. z o.o. with its seat in Plock. These items of property are as follows:

- Set of devices (technological lines) which are used to produce BOPP follies, and
- Real estate composing a part of a plot no 20/34 located in Plock at Chemikow St. 7, with all its buildings (the above mentioned sale to Przedsiebiorstwo Produkcyjno-Handlowe GASIOR Sp. z o.o. refers to the whole plot no 20/34).

§ 2

The sale of the above mentioned self-operating part of the Company, will take place as a result of the course of negotiations conducted by the Management Board of PKN ORLEN for a total net price of PLN 32,000,000 (thirty two thousand zlotys). The price includes, apart from the self-operating part of the Company as described above in § 1, also the part of plot no 20/34 which does not comprise this self-operating part of the company.

§ 3

The resolution takes an immediate effect.

RESOLUTION No

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

regarding the sale or lease of the property comprising of the Wydzial Sciekow i Utylizacji (Sewage and Recycling Division)

§ 1

Under art. 393, point 3 of the Code of Commercial Companies and with respect to § 7, item 7, point 7 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby gives its assent to the sale or lease of the property as Wydzial Sciekow i Utylizacji (Sewage and Recycling Division), being an area of sedimentary administration of Wydzial Sciekow i Utylizacji (Sewage and Recycling Division).

§ 2

1. The sale of self-operating part of the Company shall be executed at a market price set in a valuation made by a property / real estate expert, not lower than the net book value of fixed assets of Wydzial Sciekow i Utylizacji (Sewage and Recycling Division).
2. The lease of the property shall be executed based on a rental equal to 102 per cent of monthly depreciation in case of property currently undergoing depreciation and 10 per cent of monthly depreciation for already depreciated property calculated from the initial value additionally charged with the property tax, a charge for the perpetual usufruct, and cost of utilities. The payment term of a lease rental equates to 30 days.

§ 3

The resolution takes an immediate effect.

RESOLUTION No

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

regarding the sale or lease of the Oil Products Storage Facility No 1 Warszawa – Rakow

§ 1

Under art. 393, point 3 of the Code of Commercial Companies and with respect to § 7, item 7, point 7 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby gives its assent to the sale of the property comprising part of self-operating properties of the Company - Oil Products Storage Facility No 1 Warszawa – Rakow.

§ 2

The sale can be executed through a tender at a price not lower than the market value set in a valuation made by a property / real estate expert. In case of a lack of bids, the sale can be executed through the next tender at a price not lower than 75 per cent of the starting price.

§ 3

In the case of a lease, the rental rate is calculated on the level of regional market rates, but no lower than 130% of property depreciation/amortization (in the case of companies in which the shares are in possession of PKN ORLEN previous or present employees the rental rate is – 102% of property amortization). The rental rate must also cover other costs borne by PKN ORLEN, real estate taxes, fee for perpetual usufruct, etc.

§ 4

In case of the voiding of a purchaser selected in accordance with the procedures as in § 2 and 3, the sale can be executed through reference to the invitation to tender after prior settlement of price and procedures or rent by the Management Board.

§ 5

The resolution takes an immediate effect.

RESOLUTION No

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

regarding the sale of Oil Products Storage Facilities

§ 1

Under art. 393, point 3 of the Code of Commercial Companies and with respect to § 7, item 7, point 7 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby gives its assent to the sale of the following property comprising part of self-operating properties of the Company:

1. Oil Products Storage Facility No 34 Gdansk Kielpinek, Sztutowska street,
2. Oil Products Storage Facility No 34 Gdansk Kielpinek, Szczesliwa street,
3. Oil Products Storage Facility No 44 Nysa,
4. Oil Products Storage Facility No 45 Bielsko Biala,
5. Oil Products Storage Facility No 46 Chrzanow,
6. Oil Products Storage Facility No 84 Nowy Targ,
7. Oil Products Storage Facility No 62 Bydgoszcz,
8. Oil Products Storage Facility No 113 Walbrzych,
9. Oil Products Storage Facility No 114 Legnica.

§ 2

The sale can be executed through a tender at a price not lower than the market value set in a valuation made by a property / real estate expert. In case of a lack of bids, the sale can be executed through the next tender at a price not lower than 75 per cent of the starting price.

§ 3

In case of the voiding of a purchaser selected in accordance with the procedures as in § 2, the sale can be executed through reference to the invitation to tender after prior settlement of price and procedures by the Management Board.

§ 5

The resolution takes an immediate effect.

RESOLUTION No

OF

GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

regarding the sale of the perpetual usufruct right to enjoyment of the land in Gdansk – Wrzeszcz

§ 1

The Ordinary General Meeting of Shareholders of PKN ORLEN hereby gives its assent to the sale of the perpetual usufruct right to enjoyment of the property – the plot no 407 with the area of 416 m2 located in Gdansk – Wrzeszcz registered in the land and mortgage book under KW no 64071.

§ 2

The sale can be executed through a tender at a price not lower than the market value set in a valuation. In case of a lack of bids, the sale can be executed through the next tender at a price not lower than 75 per cent of the starting price.

§ 3

In case of the voiding of a purchaser selected in accordance with the procedures as in § 2, the sale can be executed after prior settlement of price and procedures by the Management Board.

§ 5

The resolution takes an immediate effect.

RESOLUTION No
OF
GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

regarding the sale of the perpetual usufruct right to enjoyment of the land in Pruszcz Gdanski

§ 1

The Ordinary General Meeting of Shareholders of PKN ORLEN hereby gives its assent to the sale of the perpetual usufruct right to enjoyment of the property – the plot no 39 with the area of 413 m2 located in Pruszcz Gdanski registered in the land and mortgage book under KW no 53568.

§ 2

The sale can be executed through a tender at a price not lower than the market value set in a valuation. In case of a lack of bids, the sale can be executed through the next tender at a price not lower than 75 per cent of the starting price.

§ 3

In case of the voiding of a purchaser selected in accordance with the procedures as in § 2, the sale can be executed after prior settlement of price and procedures by the Management Board.

§ 5

The resolution takes an immediate effect.

RESOLUTION No

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

regarding the voluntary conveyance of the share in perpetual usufruct right of the plot no in 57/10 located in Plock, Polna street

§ 1

The Ordinary General Meeting of Shareholders of PKN ORLEN hereby gives its assent to the conveyance of the share of 143821/383079 in perpetual usufruct right of the plot no in 57/10, with the area of 0.4369 ha, located in Plock, Polna 18 street, registered in the land and mortgage book under KW no 73807 by District Court in Plock to Commune Plock.

§ 2

The resolution takes an immediate effect.

RESOLUTION No

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

regarding the sale of the perpetual usufruct right to enjoyment of the land in Wolka Milanowska

§ 1

The Ordinary General Meeting of Shareholders of PKN ORLEN hereby gives its assent to the sale to to the sale to Wojewodztwo Swietokrzystkie (Swietokrzyskie Province), representing by Swietokrzyski Zarzd Drog Wojewodzkich (Roads Management of Swietokrzyski Province) in Kielce the perpetual usufruct right to enjoyment of a plot no 13/6 with the area of 0.0141 ha, owned by the State Treasury, located in Wolka Malinowska, registered in the land and mortgage book under no 47233 and run by the District Court in Ostrowiec Swietokrzyski at a total price of PLN 1,990.92. The above described plot is a part of the land of petrol station no 1407. The sale is made in order to allow for the modernisation of a provincial road, no 756.

§ 2

The resolution takes an immediate effect.

RESOLUTION No

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

regarding the sale of the perpetual usufruct right to enjoyment of the land in Gdansk

§ 1

The Ordinary General Meeting of Shareholders of PKN ORLEN hereby gives its assent to the sale to Gdansk Commune, the perpetual usufruct right to enjoyment of a plot no 192/1 with the area of 0.0050 ha, owned by the State Treasury, located in Gdansk, registered in the land and mortgage book under no 56629 and run by the District Court in Gdansk at a total price of PLN 6,850.00. The above described plot is a part of the land of petrol station no 361. The sale is made in order to allow for the modernisation of a provincial road Pomorska in Gdansk.

§ 2

The resolution takes an immediate effect.

RESOLUTION No
OF
GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

regarding Corporate Governance

§ 1

Under § 27 of the Regulations of the Warsaw Stock Exchange and with respect to the resolution of the Supervisory Board of the Warsaw Stock Exchange regarding an approval of Corporate Governance rules for the issuers of shares, convertible and pre-emptive convertible bonds admitted to public trading, the Ordinary General Meeting of Shareholders of PKN ORLEN shares, introduced with the Supervisory Board Opinion, agrees with the opinion of the Management Board of PKN ORLEN as in its resolution No 1822/04 dated May 31, 2004 and approves Company's statement regarding the Corporate Governance rules for the issuers of shares, convertible and pre-emptive convertible bonds admitted to public trading.

The relevant statement on the issue in question is attached to this resolution.

§ 2

The resolution takes immediate effect.

Attachment to the resolution

STATEMENT of PKN ORLEN

STATEMENT

	PRINCIPLE	YES/ NO/ PARTIALLY	PKN ORLEN's commentary
GENERAL PRINCIPLES			
I	Objective of the Company The basic objective of operations of a company's bodies is to further the interest of the company, i.e. to increase the value of the assets entrusted by its shareholders, with consideration to the rights and interests of entities other than shareholders, involved in the functioning of the company, including, in particular, the company's creditors and employees.	**YES**	*In accordance with the mission and vision of PKN ORLEN, the Management Board makes every effort to ensure that the Company conducts effective business activity, with consideration to the interests of all shareholder and stakeholder groups.* ***Mission: Who We Are*** *PKN ORLEN is one of the largest capital groups in Poland, generating approximately 10% of the state's budget revenue and providing employment to tens of thousands of people. PKN ORLEN also operates the largest network of service stations in Poland and owns one of the most technologically advanced refineries in Europe. By providing top quality fuels and services on the CEE market, WE are SETTING THE PACE OF LIFE, but at the same time we remember to observe the best economic, environmental and social standards.* ***Vision: Where We Are Going*** *Our objective is to establish a concern which will gain a significant position in Europe. We would like it to be respected, trusted and known for the high quality of its operations. As a material employer and*

			national concern – with tradition and history – we feel responsible for community and natural environment. To us, social responsibility is an inherent component of modern management. Through a partnership dialogue with stakeholders, in making decisions concerning our operations, we strive to take into consideration to an increasing extent the interests of all persons, organisations, and communities affected by our operations. We would like to guarantee success to all who have put their trust in us. *Focused on growth in the value of assets invested by shareholders, the Company's Management Board is implementing the Economic Value Added (EVA) programme in the company's operations. The criteria developed in the course of the programme will be a determinant of our investment decisions and an element of the incentive remuneration scheme.*
II	**Majority rule and protection of minority** A joint-stock company is a capital venture, and therefore, it must respect the principle of capital majority rule, and the primacy of majority over minority. A shareholder who contributes more capital also bears a higher economic risk. It is, therefore, justified that his interest be taken into consideration in proportion to the contributed capital. The minority must have a guarantee of proper protection of their rights, within limits set by law and commercial integrity. While exercising its rights, the majority shareholder should take into account the interests of the minority.	**YES**	*PKN ORLEN fully abides by the principle of a majority rule, while respecting the rights of minority within the limits set by law and the Company's Articles of Association. The Company's activities are subordinated to the joint interests of all shareholders, and not the interest of one person or organisation.*
III	**Honest intentions and non-abuse of rights** The exercise of rights and the reliance on legal		*Members of the Company's bodies exercise their rights and perform their obligations in good faith and with utmost care. All actions undertaken by*

	institutions should be based on honest intentions (good faith) and cannot reach beyond the purpose and economic reasons for which these institutions have been established. No activities should be taken which exceed the limits so set, and which thus constitute an abuse of the law. The minority should be protected against abuse of ownership rights by the majority and the interests of the majority should be protected against abuse by the minority of its rights, thus ensuring the best protection of equitable interests of the shareholders and other market participants.	**YES**	*members of the Company's bodies and employees, to whom the relevant scope of responsibilities and competence was entrusted, are preformed within the limits set by law, their objective being to achieve the economic goals for which the company was established.*
IV	**Court control** Neither the company's bodies, nor persons chairing a General Meeting, may decide on issues which should be resolved by court judgements. This does not apply to activities which are within the powers of the company's bodies and of persons chairing General Meetings, or which they are obliged to undertake by force of law.	**YES**	*Neither the Company's bodies, nor persons chairing General Meetings decide on issues which should be submitted for resolution to courts, unless such actions rest within their powers or they are obliged to undertake them by force of law.*
V	**Independent opinions ordered by the company** When choosing an entity which is to provide expert services, including in particular the services of an expert auditor, financial and tax advisory services, as well as legal services, the company should consider whether there exist circumstances limiting the independence of this entity when performing the entrusted tasks.	**YES**	*In choosing an entity which is to provide expert services, including the appointment of a chartered auditor, the Company abides by the relevant procedures to ensure the independence of the entity and the observance of the principle of fair competition.*
BEST PRACTICES OF GENERAL MEETINGS			
1	A General Meeting should take place in a location and at a time to allow the participation of as many shareholders as possible.	**YES**	*General Meetings of PKN ORLEN are held in the Company's registered offices in Plock, but in accordance with the Company's Articles of Association they may also be held in Warsaw.*

2	A request for convening a General Meeting and placing certain issues on its agenda, made by parties so entitled, should be justified. Draft resolutions proposed to be adopted by the General Meeting and other key documents should be presented to the shareholders along with a justification and an opinion of the Supervisory Board prior to the General Meeting, in advance so as to allow them to review and evaluate the same.	**PARTIALLY**	*Neither the statutory regulations nor the Company's Articles of Association require any justification to be made in connection with the exercise of the right to demand that a General Meeting be convened. If the Company adopted the principle that justification must be provided, it would impose on the Company shareholders an obligation for which there are no grounds in the Polish Companies Act, and in the opinion of the Management Board that would be neither in the interest of the Company nor the shareholders. In the opinion of the Company's Management and Supervisory Boards, a detailed agenda of a General Meeting to a large extent operates as a justification, as it shows for what purpose the General Meeting is convened and what issues are to be discussed.* *The Company fully respects this part of the principle which applies to presentation to the shareholders of materials and draft resolutions in the scope and in the timeframes provided for in the law. Furthermore, the Company's Articles of Association stipulate that the Supervisory Board should issue its opinion on any matters presented by the Management Board to the General Meeting.*
3	A General Meeting convened at the request of shareholders should be held on the date given in the request, and if this date cannot be kept, on the closest date which will allow the General Meeting to settle the issues placed on its agenda.	**YES**	*Respecting the shareholders' rights under the law or the Company's Articles of Association, the Management Board of PKN ORLEN takes into account the shareholders' proposals as to the date on which a General Meeting should be held, unless there are obstacles of a formal (legal) nature or objective reasons for which a General Meeting cannot be held on the date requested by a shareholder.*
4	A General Meeting whose agenda includes certain issues at the request of authorised entities or which has been convened at such request may be cancelled only upon consent of the requesting parties. In all other instances, a General Meeting may be cancelled if its holding is hindered (force majeure) or is obviously groundless. The meeting is called off in the same		*To date the Company has never had to cancel a General Meeting, but should such a necessity occur in the future, the Management Board will take steps to minimize the negative consequences of the cancellation for the shareholders.*

	manner as it has been convened, ensuring as little negative consequences for the company and its shareholders as possible, and in any case no later than three weeks prior to the original date of the meeting. A change in the date of the General Meeting is made in the same manner as the cancellation, even if the proposed agenda does not change.	**YES**	
5	In order for a representative of a shareholder to participate in a General Meeting, his right to act on behalf of the shareholder should be duly documented. It should be presumed that a written document confirming the right to represent a shareholder at a General Meeting is in conformity with the law and does not require any additional confirmations and acknowledgements unless its authenticity or validity prima facie raises doubts by the company's management board (upon drawing up the attendance list) or the chairman of the General Meeting.	**YES**	*The right to act on behalf of a shareholder is deemed by the Company to be duly documented if the Company is presented with a written power of proxy prepared and executed in accordance with the provisions of the law and granted by persons who – in accordance with a valid excerpt from a relevant register presented to the Company – are authorised to do so.*
6	The General Meeting should have regular by-laws setting forth the detailed principles of conducting the meetings and adopting resolutions. The by-laws should contain, in particular, provisions concerning elections to the supervisory board by voting in separate groups. The by-laws should not be subject to frequent changes; it is advisable that the changes enter into force as of the subsequent General Meeting.	**YES**	*General Meetings of PKN ORLEN are held in compliance with the binding laws, provisions of the Company's Articles of Association and Rules of the General Meeting. The consolidated text of the Rules of the General Meeting was approved by virtue of Resolution No. 51 of the General Meeting of PKN ORLEN of June 28th 2002. The Rules of the General Meeting contain provisions concerning election of members of the Supervisory Board, but do not provide for voting in separate groups. The Management Board will present to the shareholders the proposal to incorporate provisions on voting in separate groups into the Rules.*
7	A person opening the General Meeting should procure an immediate election of the chairman of the meeting, and should refrain from any substantial or formal decisions.	**YES**	*In accordance with the Rules of the General Meeting a person opening the General Meeting initiates the meeting and procures the election of the chairman. Once elected, the Chairman starts presiding over the meeting. Neither the Articles of Association nor the Rules of the General Meeting provide for any other role by or grant any other powers to a person opening the General Meeting.*

8	The chairman of the General Meeting ensures an efficient conduct of the meeting and observance of the rights and interest of all shareholders. The chairman should counteract, in particular, the abuse of rights by the participants of the meeting and should guarantee that the rights of minority shareholders are respected. The chairman should not, without sound reason, resign from his function, or put off the signing of the minutes of the meeting.	**YES**	*The Rules of the General Meeting specify the powers and duties of the Chairman of the General Meeting to the extent necessary for efficient and correct conduct of the meeting and observance of the rights of all the shareholders in line with the established practice, binding laws, the Company Articles of Association and the Rules of the General Meeting.*
9	A General Meeting should be attended by members of the Supervisory Board and the Management Board. An expert auditor should be present at an annual General Meeting and at an extraordinary General Meeting if financial matters of the company are to be discussed.	**PARTIALLY**	*Trying to ensure the best possible conditions for a dialogue between the Management and Supervisory Boards and the shareholders, perceiving the General Meeting as a platform for communication and at the same time bearing in mind that the Company governing bodies have a number of members, that there is a certain division of powers between the members of the Management Board and that any General Meeting has a clearly specified agenda, the Management Board declares that members of the Management and the Supervisory Boards provide the shareholders during a General Meeting, within the limits of their powers, with explanations and information with respect to the issues under consideration.* *The Company will ensure that General Meetings whose agendas include financial matters, in particular approval of financial statements of the Company or its Group, are attended by an auditor prepared to provide explanations or information concerning its audit and opinion.*
10	Members of the Supervisory Board and the Management Board and the expert auditor of the company should, within their powers and to the extent necessary for the settlement of issues discussed by the General Meeting, provide the participants of the meeting with explanations and information concerning	**YES**	*Members of the Company's Management and Supervisory Boards present at a General Meeting will make every effort to provide the shareholders, within their powers, with information and explanations connected with the issues under consideration.*

	the company.		
11	All answers provided by the Management Board to the questions posed by the General Meeting should take into account the fact that the reporting obligations are performed by a public company in a manner which follows from the Law on Public Trading in Securities, and certain information cannot be provided otherwise.	**YES**	*Members of the Company's Management and Supervisory Boards and the auditor present at the General Meeting provide explanations and give information to the extent complying with the limitations under the existing legal framework concerning reporting obligations binding on a public company.*
12	Short breaks in the session which do not defer the session, ordered by the chairman in justified cases, cannot be aimed at hindering the exercise of the rights by the shareholders.	**YES**	*In accordance with the Polish Companies Act, ordering a break in a meeting is subject to a resolution by the General Meeting. Though in accordance with the Rules of the General Meeting the Chairman may order a break, such a break may in no way violate any provisions of the effective statutes or defer the session or hinder the exercise of the rights by the shareholders, as any such break is technical in nature. To date, the Chairman has never abused his competences under the Rules of the General Meeting in that respect; he has used this power on special occasions only and always in the shareholders' interest.*
13	Voting on procedural matters may be carried out only on issues related to the conduct of the meeting. This voting procedure cannot apply to resolutions which may have impact on the exercise by the shareholders of their rights.	**YES**	*In accordance with the Rules of the General Meeting, motions relating to the conduct of the meeting are considered motions on procedural matters. This does not include resolutions which may have an adverse effect on the exercise by the shareholders of their rights.*
14	A resolution not to consider an issue placed on the agenda may be adopted only if it is supported by sound reasons. A motion in this respect should be accompanied by a detailed justification. The General Meeting cannot adopt resolutions to remove an item		*With a view to ensuring the stability of the Company's General Meeting and accepting the idea and the assumptions behind this principle, the Company declares that it will apply this principle, though it deems it necessary to introduce some changes thereto concerning items put on the agenda at the request of the shareholders. In the Company's*

	from the agenda or not to consider an issue placed on the agenda at the request of the shareholders.	**PARTIALLY**	*opinion, the fact that it is impossible to remove or not to consider an issue on the agenda may be too excessive a limitation on the shareholders' freedom and may be against their interests. Making the removal of an issue from the agenda contingent on the approval or motion by the shareholder who requested a given issue to be placed on the agenda is a sufficient guarantee that an issue requested by a shareholder to be placed on the agenda will be considered.*
15	A party objecting to a resolution must have an opportunity to concisely present the reasons for its objection.	**YES**	*The Rules of the General Meeting as currently in force guarantee to the shareholders freedom to make statements regarding the issues under consideration which are related to the agenda. Participants of a General Meeting may both present arguments for and objections against a resolution. They also have a possibility to present the reasons for their objection with respect to an adopted resolution.*
16	Due to the fact that the Commercial Partnerships and Companies Code does not provide for court control in the event where a resolution is not adopted by the General Meeting, the Management Board or the Chairman of the Meeting should form the resolutions in such a way that each person who does not agree with a decision being the subject of the resolution, has the possibility of challenging the same; provided that he is entitled to do so.	**PARTIALLY**	*In the Company's opinion the wording of this principle raises doubts of a formal (legal) nature and its application in the proposed form could lead to problems which in practice would be difficult to solve.* *At the same time it must be noted, that the Chairman, the Notary Public, the legal expert, as well as the Company's legal service ensure that the wording of the adopted resolutions does not raise any doubts and in no way limits the possibility of court control in accordance with the law.*
17	At the request of a participant in the General Meeting, his written statement is recorded in the minutes.	**YES**	*During General Meetings the shareholders are absolutely free to make written statements in connection with the discussed issues, and to have those statements included in the minutes at their request.*
BEST PRACTICES OF SUPERVISORY BOARDS			
18	The Supervisory Board submits to the General Meeting an annual concise evaluation of the company's		*Intending to ensure the possibility of accurate evaluation of the Company by the shareholders, and accepting the general idea and the assumptions*

	standing. The evaluation should be part of the annual report of the company, made available to all shareholders early enough to allow them to become acquainted with the same before the annual General Meeting.	**YES**	*behind this principle, the Company declares that it will apply this principle and incorporate a provision similar to the wording of this principle to the Rules of the Supervisory Board.*
19	A member of the Supervisory Board should have relevant education, professional and practical experience, be of high moral character and be able to devote all the time required to properly perform the function on the Supervisory Board. Candidates for members of the Supervisory Board should be presented and supported by reasons in sufficient detail to allow an educated choice.	**YES**	*Members of the Supervisory Board are evaluated by those considered by the Company to be the most competent to do so, namely the investors, who entrust the Company with their capital and place their trust in the members of the Supervisory Board, which is manifest in the very election and appointment of these persons to perform this responsible function by the General Meeting.*
20	1. a) At least one-half of the members of the Supervisory Board should be independent members. Independent members of the Supervisory Board should not have any relations with the company and its shareholders or employees, which relations could have a significant impact on the ability of the independent member to make impartial decisions; b) Detailed criteria of independence should be laid down in the statutes of the company; c) Without the consent of at least one independent member of the Supervisory Board, no resolutions should be adopted on the following issues: - actions of any kind by the company and any entities associated with the company in favor of members of the Management Board; - consent to the execution by the company or a subsidiary of any key agreement with an entity associated with the company, member of the Supervisory Board or the Management Board, and with their associated entities; and - appointment of an expert auditor to audit	**PARTIALLY**	*§ 8 item 5 of Articles of Association gives detailed independence criteria of members of the Supervisory Board:* *At least two members of the Supervisory Board have to comply with the following provisions:* *1. he is not an employee of the Company or the Affiliated Entity;* *2. he is not a member of the supervisory or management authorities of the Affiliated Entity;* *3. he is not a shareholder having 5% or more votes on the Company's General Meeting of Shareholders or the Affiliated Entity's general meeting;* *4. he is not a member of supervisory or management authorities or employee of the entity having 5% or more votes on the Company's General Meeting of Shareholders or the Affiliated Entity's general meeting;* *5. he is not an ascendant, descendant, spouse, sibling, spouse's parent or any other person remaining in an adoption relationship with any of the persons mentioned above.*

	the financial statements of the company. *The above rule may be implemented by the company on a date different than that for the remaining rules herein, but no later than by the end of 2004.*		*Above mentioned provisions must be fulfilled during whole period of the mandate.* *Any member who did not comply or stopped complying with the above provisions should be immediately recalled.* *In the respect to these Articles of Association „the Affiliated Entity" means that it is Dominant towards the Company, Dependent Entity towards the Company or Dependent Entity towards the Company's Dominant Entity."*
21	A supervisory board member should, above all, bear in mind the interests of the Company.	**YES**	*When performing their duties, members of the Supervisory Board bear in mind the Company's interest. By acting with a view to increasing the Company's value, they secure the interests of all the shareholders in a due manner.*
22	Members of the Supervisory Board should take relevant actions in order to receive from the Management Board regular and complete information on any and all significant issues concerning the company's operations and on risks related to the business being conducted and the ways of managing such risk.	**PARTIALLY**	*Acting as part the collegiate body which, in the case of a joint-stock company, is the Supervisory Board, and exercising all their rights under relevant statutes and the Company's Articles of Association, members of the Supervisory Board are regularly informed on how individual transactions are carried out and on any other significant issues. The Supervisory Board also has a right to present its opinion on any matter relating to the Company's operations.*
23	A Supervisory Board member should inform the remaining members of the board of any conflict of interest that arises, and should refrain from participating in discussions and from voting on passing a resolution on the issue in which the conflict of interest has arisen.	**YES**	*It follows from to-date experience that members of the Supervisory Board refrained from participating in discussions and from voting on resolutions which could potentially result in a conflict of interests. Notwithstanding that, the Company declares that it will apply this principle and incorporate it in the Rules of the Supervisory Board.*
24	Information on the personal, actual and organisational connections of a Supervisory Board member with a		*Accepting the general idea and the assumptions behind this principle, the Company declares that it*

	given shareholder, and in particular with the majority shareholder should be made available to the public. The company should have a procedure in place for obtaining information from members of the Supervisory Board and for making it available to the public.	**YES**	*will put in place relevant procedures for obtaining information and for making it available to the public.*
25	Supervisory Board meetings, save for issues which directly concern the Management Board or its members, and in particular their removal, liability and the setting of their remuneration, should be accessible and open to members of the Management Board.	**PARTIALLY**	*In the Company's opinion, clear separation of the Supervisory Board from other bodies of a joint-stock company and specific rights and obligations assigned to it under regulations currently in force confirm that the Supervisory Board of PKN ORLEN enjoys optimum conditions to proceed, allowing it to conduct discussions at meetings in a free and unrestrained manner with all the required information and explanations provided by the Management Board. In the Company's opinion, the requirement concerning the accessibility and openness of meetings of the Supervisory Board to members of the Management Board interferes too excessively with the manner and freedom of the Supervisory Board's work. Members of the PKN ORLEN's Management Board may participate in meetings of the Supervisory Board convened at a request of the Management Board save for issues which directly concern the Management Board or its members. In any other cases, members of the Management Board may participate in meetings of the Supervisory Board at their discretion. Furthermore, the Supervisory Board may – on its own initiative or at a request of the Management Board – invite other persons to its meetings, in particular the Company's employees responsible for issues discussed at such meetings, consultants and advisers.*
26	A Supervisory Board member should enable the Management Board to present publically and in an appropriate manner information on the disposal or acquisition of shares of the company or of its dominant entity or subsidiaries, and of transactions with such companies, provided that such information is relevant for his financial standing.	**YES**	*In accordance with the regulations currently in force and the Company's internal procedures, members of the Supervisory Board provide the Management Board with any relevant information to be announced to the public.*
27	Remuneration of members of the Supervisory Board		*Remuneration of members of the Supervisory Board does not constitute a significant cost item in the*

	should be fair, but should not constitute a significant cost item in the company's business or have material impact on its financial results. The remuneration should be in reasonable relation to the remuneration of members of the Management Board. The aggregate remuneration of all members of the Supervisory Board should be disclosed in the annual report.	**YES**	*Company's business. The aggregate remuneration is disclosed in the annual report.*
28	The Supervisory Board should operate in accordance with its by-laws which should be available to the public.	**YES**	*The Company is currently amending the Rules of the Supervisory Board in order to introduce the provisions reflecting general ideas and assumptions behind the* Best Practices of Supervisory Boards. *Following the amendment, the Rules of the Supervisory Board will be made available to the public.*
29	The agenda of a Supervisory Board meeting should not be amended or supplemented during the meeting which it concerns. This requirement does not apply if all members of the Supervisory Board are present and agree to the amendment or supplementation of the agenda, and in instances where the adoption of certain activities by the Supervisory Board is necessary in order to protect the company against damage and in the case of a resolution which concerns the determination whether there exists a conflict of interest between a Supervisory Board member and the company.	**YES**	*The Rules of the Supervisory Board guarantee the stability of meetings' agenda. Any changes to the agenda require the presence and consent of all members of the Supervisory Board. Any other reasons for changes to the agenda following from this principle will be incorporated in the Rules of the Supervisory Board.*
30	A Supervisory Board member delegated by a group of shareholders to permanently exercise supervision should submit to the Supervisory Board detailed reports on the performance of his task.	**YES**	*Accepting the general idea and the assumptions behind this principle, the Company declares that it will apply this principle and incorporate a provision similar to the wording of this principle to the Rules of the Supervisory Board.*
31	A Supervisory Board member should not resign from his function during a term of office if this could render the functioning of the board impossible, and in particular, if it could hinder the timely adoption of an important resolution.	**YES**	*In accordance with the Company's Articles of Association, the Supervisory Board is composed of six to nine members. Members of the Supervisory Board make every effort in their decisions not to hinder the timely adoption of resolutions.*

BEST PRACTICES OF MANAGEMENT BOARDS

32	Bearing in mind the interest of the company, the Management Board sets forth the strategy and the main objectives of the company's operations, and submits them to the Supervisory Board. The Management Board is liable for the implementation and performance of the same. The Management Board cares for transparency and effectiveness of the company management system and the conduct of its business in accordance with legal regulations and best practice.	**YES**	*The Management Board of PKN ORLEN sets forth the strategy for the Company and the objectives of its operations, ensuring the transparency and effectiveness of the Company's managements system. In accordance with the provisions of the Company's Articles of Association, strategic long-term plans are submitted for approval by the Supervisory Board.*
33	When making decisions on corporate issues, members of the Management Board should act within the limits of justified economic risk, i.e. after consideration of all information, analyses and opinions, which, in the reasonable opinion of the Management Board, should be taken into account in a given case in view of the company's interest. When determining what is in the interest of the company, the justified long term interests of shareholders, creditors, employees and other entities and persons co-operating with the company, as well as the interests of the local community, should be taken into account.	**YES**	*When making decisions, Members of the Management Board of PKN ORLEN act in accordance with interests of the Company, its shareholders and other stakeholders using their knowledge and experience.*
34	In transactions with shareholders and other persons whose interests have impact on the interest of the company, the Management Board should act with utmost care to ensure that the transactions are at arms' length.	**YES**	*In transactions with shareholders and other persons whose interests have impact on the interest of the Company, the Management Board acts with utmost care to ensure that the transactions are at arms' length.*
35	A Management Board member should display full loyalty towards the company and avoid any actions which could result exclusively in enhancing said member's own material interest. If a Management Board member receives information on the possibility of making an investment or other advantageous transaction concerning the business of the company, he should present such information immediately to the Management Board for the purpose of considering the possibility of the company taking advantage of it. Such information may be used by a management board member or be passed over to a third party only upon consent of the Management Board and only when this does not infringe upon the company's interest.	**YES**	*Members of the Management Board have become acquainted with this principle and have undertaken to abide by it to the extent corresponding with this representation.*

36	A Management Board member should treat his shares in the company and in its dominant companies and subsidiaries as a long term investment.	**YES**	*Members of the Management Board who hold PKN ORLEN's shares identify themselves with the shareholders and by treating the investment in their Company shares as a long-term investment contribute to the growth of the shares value.*
37	Management Board members should inform the Supervisory Board of each conflict of interest in connection with the performed functions or of the risk of such conflict.	**YES**	*To date there has never been a conflict of interest of a Management Board member due to his/her function in the Management Board. If such a conflict of interest does occur, the Management Board will immediately inform the Supervisory Board of this fact.*
38	The remuneration of Management Board members should be set based on transparent procedures and principles, taking into account its incentive nature and ensuring effective and smooth management of the company. The remuneration should correspond to the size of the company's business enterprise, should be reasonable in relation to the economic results, and be related to the scope of liability resulting from a given function, taking into account the level of remuneration of members of management boards in similar companies in a similar market.	**YES**	*The remuneration of Management Board members includes basic remuneration, bonuses, annual award and monetary compensation for unused holiday leaves, all of which are determined by the Supervisory Board in the managerial contracts of the Management Board members.*
39	The aggregate remuneration of all members of the Management Board should be disclosed and itemised in the annual report. If the amount of remuneration of individual members of the Management Board significantly differs, it is recommended that a relevant explanation be published.	**YES**	*The aggregate remuneration of all members of the Management Board is disclosed in the Company's annual report.*
40	The Management Board should lay down the principles and procedure of operations and allocation of powers in the by-laws which should be open and generally available.	**PARTIALLY**	*Members of the Management Board are bound by Rules of the Management Board, which specify the principles and procedures governing the work of the Management Board, address procedural issues and issues connected with day-to-day management of the Company and conducting its affairs. Bearing in mind the role that the Rules of the Management Board play in the management of the Company and their relation to the Company's business activities, PKN ORLEN – believing that there are no material reasons for which the Rules should be made public – leaves the contents of the Rules of the Management*

			Board known only to the competent bodies of the Company, which is in the Company's interest.
	BEST PRACTICES IN RELATIONS WITH THIRD PARTIES AND THIRD PARTY INSTITUTIONS		
41	The selection of an expert auditor for a company should guarantee impartiality of performance of the entrusted tasks.	**YES**	*The Supervisory Board selects an auditor having regard for the impartiality and objectivity of the choice itself as well as of the performance of the tasks by the auditor.*
42	In order to ensure proper impartiality of opinion, the company should change the expert auditor at least once every five years.	**YES**	*The Company has adopted and applies the rule that auditors are changed at least once every five years.*
43	The expert auditor should be selected by the Supervisory Board or General Meeting of the company, upon receiving recommendations from the Supervisory Board.	**YES**	*Pursuant to the Company's Articles of Association auditors are selected by the Supervisory Board.*
44	An auditor auditing annual reports of a company or its subsidiaries cannot act as a special purpose auditor for the same company.	**YES**	*The Company declares that it will apply this principle and not appoint its auditors or auditors of its subsidiaries as special purpose auditors.*
45	A company should acquire its own shares in such a way that no group of shareholders be privileged.	**YES**	*The Company has never acquired its own shares. Having regard to the equal rights of all the shareholders, the Management Board shall exercise utmost care to ensure that no group of shareholders is privileged should such a transaction ever take place.*
46	The statutes of the company, its basic internal regulations, information and documents related to General Meetings, and the financial statements should be made available in the registered head office of the company and on its website.	**PARTIALLY**	*Except as regards the Company's position and reservations regarding Principle No. 40, the Company guarantees full disclosure and availability of all the information which is material for the shareholders, unless the disclosure of such information would be contrary to the Company's interest. The information published at the Company's website includes the Company's Articles of Association, information and documents related to the General Meetings and the financial statements.*
47	The company should have proper media relations procedures and regulations, and an information policy ensuring coherent and reliable information about the company. The company should, in compliance with the legal regulations and taking into account its interests,	**YES**	*PKN ORLEN has implemented information policy procedures which ensure that that the public obtains reliable information about the Company. The Company discloses to the mass media the data concerning its current activities and business standing in compliance with the provisions of the Polish*

	make available to mass media representatives information on its current operations and business standing, and allow their presence at General Meetings.		*Securities Act.*
48	In its annual report, a company should make public its declaration on the application of corporate governance standards. If the standards are not applied to any extent, the company should also publically explain this fact.	**YES**	*From the time of publication of this representation on the compliance with the corporate governance principles, the Management Board of PKN ORLEN will exercise utmost care to inform all participants of the capital market of any deviation from the adopted principles, in such manner and at such times as specified by the Management Board and Supervisory Board of the Warsaw Stock Exchange.*

RESOLUTION No

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

regarding amendments to the Articles of Association of PKN ORLEN

§ 1

Pursuant to the art. 430 § 1 of the Code of Commercial Companies, the General Meeting of Shareholders of PKN ORLEN hereby makes the following amendments to the Articles of Association of PKN ORLEN:

1. **§ 7 item 11 as below:**

"The voting rights of the Company's shareholders is restricted in the way that at the General Meeting of Shareholders none of them can exercise more than 10% of the total votes existing in the Company as of the day when the General Meeting of Shareholders takes place, with the restriction that for the purpose of establishing principles for persons buying significant stakes of shares stated in Law on Public Trading of Securities such restrictions concerning voting rights do not exist. The above mentioned voting right restriction does not concern Nafta Polska S.A., the State Treasury and depository bank, which on the basis of the agreement between the bank and the Company issued depository receipts in connection with the Company's shares (in case this entity exercises its voting right from the Company's shares). For the purposes of this item the voting right exercised by the dependent entity is understood as exercise of voting rights by the dominant entity as stated in Law on Public Trading of Securities and for the counting of votes to which a shareholder is entitled the number of votes per share is added to the number of votes per share a shareholder would have if his GDR were exchanged for shares."

<u>To be replaced with the following:</u>

-

"The voting rights of the Company's present and future shareholders, those who buy or come into possession of the Company's shares after the changes to the Company's Article of Association at the General Meeting of Shareholders dated 24 June 2004, are restricted in that the shareholder, who, after buying or coming into possession of the Company's shares, has more than 20% of the total votes of the Company, cannot exercise more than 20% of the total votes of the Company as of the day when the General Meeting of Shareholders takes place, with the restriction that for the purpose of establishing the principles for persons buying significant shareholdings stated in Law on Public Trading

of Securities such restrictions concerning voting rights do not mean an exemption from duty. For the purposes of this item, the voting right exercised by the dependent entity is understood as exercise of voting rights by the dominant entity as stated in Law on Public Trading of Securities and for the counting of votes to which a shareholder is entitled the number of votes per share is added to the number of votes per share a shareholder would have if his GDR were exchanged for shares. The change of this item requires the passage of a resolution by the General Meeting of Shareholders with the majority of 80% of the given voices."

2. **§ 8 item 3 to add point 3 as below:**

"Terms of office of individual Supervisory Board members with a mandate on the day of the registration of the changes to the Articles of Association, passed in a form of a resolution of the Extraordinary General Meeting of Shareholders on 8 April 2004, turn, starting from that day, into a common term of office and the beginning of such common term starts on 21 February 2004."

3. **§ 8 item 11 point 13 as below:**

"Giving assent, following Management Board motions, to sell property / real estate or shares in such property / real estate, whose net book value does not exceed one twentieth of the initial capital."

To be replaced with the following:

"Giving assent, following Management Board motions, to sell property, perpetual usufructs or a share of such property, whose net book value exceeds one twentieth of the initial capital, but does not exceed one twentieth of the initial capital"

4. **§ 8 item 11 point 14 as below:**

"Giving assent, following the Management Board's motions, to purchase property or a share of a property, on condition that, if the value according to the net purchase price of such property or share of a property exceed one fortieth of the initial capital"

To be replaced with the following:

"Giving assent, following the Management Board's motions, to purchase property, perpetual usufruct or a share of a property, on condition that, if the value according to the net purchase price of such property, perpetual usufruct or share of a property exceeds one fortieth of the initial capital."

5. **§ 9 item 7 point 2 as below:**

"Sale of property / real estate or share of such property / real estate, whose net book value does not exceed one twentieth of the initial capital. The sale will only take place after prior approval of the Supervisory Board".

To be replaced with the following:

"Sale of property / real estate, perpetual usufruct or share in such property / real estate, whose net book value does not exceed one twentieth of the initial capital. The sale will only take place after prior approval of the Supervisory Board".

6. **§ 9 item 7 point 3 as below:**

"The purchase of property / real estate or share of a property / real estate, whose value according to the net purchase price does not exceed one fortieth of the initial capital."

To be replaced with the following:

-

The purchase of property / real estate, perpetual usufruct or share of a property / real estate, on condition that, if the value according to the net purchase price of such property / real estate, perpetual usufruct or share of a property / real estate exceeds one fortieth of the Company's initial capital, the purchase requires approval of the Supervisory Board."

-

7. **§ 9 item 7 point 4 as below to be deleted:**

-

"The purchase of property / real estate or share in a property / real estate, whose net book value according to the net purchase price exceeds one fortieth of the initial capital. The purchase can be executed subject to approval of the Supervisory Board."

§ 2

Under art. 430 § 5 of the Code of Commercial Companies the Ordinary General Meeting of Shareholders of PKN ORLEN S.A. herby gives the authority to the Supervisory Board of PKN ORLEN S.A. to agree the unified text of the Company's Articles of Association incorporating changes to the Articles of Association approved by the Ordinary General Meeting of Shareholders of PKN ORLEN S.A.

RESOLUTION No
OF
GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

regarding on the implementation of a new incentive program for the members of the Management Board and executive staff of the Company and key subsidiaries of the Company

The Ordinary General Shareholders' Meeting of Polski Koncern Naftowy ORLEN Spolka Akcyjna resolves as follows:

§ 1

The General Shareholders' Meeting of Polski Koncern Naftowy ORLEN Spolka Akcyjna (hereinafter the "Company"),

a) appreciating the role of the Management Board and the executive staff in the development of the Company and wishing to contribute to retaining key management personnel by introducing new and efficient incentive mechanisms for persons responsible for the management and development of the Company and, consequently, striving to ensure the growth of shareholder value,

and

b) taking into account the fact that the year 2003 was the last year of the implementation of the incentive program for Management Board members and executive staff of the Company, introduced pursuant to Resolution No. 8 of the Ordinary Shareholders' Meeting of 15 May 2000, and that consequently the Series A convertible bonds issued by the Company pursuant to Resolution No. 8 of the Ordinary Shareholders' Meeting of 15 May 2000 were offered for the last time to participants in the incentive scheme,

hereby resolves to introduce a new incentive program for the members of the Management Board and executive staff of the Company and key subsidiaries of the Company (referred to hereinafter as the „Option Program").

§ 2

1. The Option Program implemented pursuant to this Resolution shall be effected through the issue of bonds carrying the preemptive right to acquire shares in the Company. Within the Option Program the persons indicated in Section 2 and Section 3 below, shall be offered the purchase of the bonds carrying the preemptive right to acquire shares in the Company for a price equal to the nominal value of such bonds, i.e, PLN 0.01 per bond, where as a result of the execution of the preemptive right the bondholders shall be authorized to acquire the shares of the Company at an issue price equal to the average closing price of the Company's shares on the stock exchange operated by Gielda Papierow Wartosciowych w Warszawie Spolka Akcyjna (the "Stock Exchange") over the period commencing on 2 January and ending on 31 December of 2003, 2004 and 2005, respectively. The Option Program shall consist of two modules, that is, the incentive module ("Incentive Module") and the merit module ("Merit Module").

2. The bond purchase offer under the Incentive Module shall be addressed by the Trustee, as defined in § 3 Section 3 hereof, to (i) all Management Board members, (ii) members of management boards of key subsidiaries of the Company, and (iii) persons holding key management positions in the Company and playing a substantial role in managing the Company and being crucial to the prospects of its development (referred to hereinafter as "Eligible Participants in the Incentive Module"). A list of Eligible Participants in the Incentive Module, together with any subsequent amendments thereto made on an annual basis, shall be determined by the Supervisory Board at the motion of the Management Board.

3. The bond purchase offer under the Merit Module shall be addressed by the Trustee, as defined in § 3 Section 3 hereof, exclusively to persons designated in a separate Management Board resolution, who contributed in a special way to the development of the Company and its capital group by providing work or services to the Company or its capital group under the employment agreements or any other agreements (referred to hereinafter as "Eligible Participants of the Merit Module", and together with Eligible Participants in the Incentive Module, referred to as "Eligible Participants"). The number of bonds offered in the given year under the Merit Module may not exceed 5% of the total number of bonds offered in this particular year under the whole Option Program. During each year of the Option Program, the Management Board resolution referred to in this § 2 Section 3 should be passed and forwarded to the Supervisory Board prior to the passing of the resolution of the Supervisory Board referred to in § 2 Section 2 hereof.

4. During each year of the implementation of the Option Program, the offers referred to in Sections 2 and 3 above shall be addressed to not fewer than 50 and not more than 300 persons.

§ 3

1. For the purpose of the Option Program, the Company shall issue Series B Bonds, Series C Bonds and Series D Bonds, carrying the preemptive right to acquire series E, series F and series G shares, respectively (hereinafter referred to as "Series B Bonds", "Series C Bonds" and "Series D Bonds", respectively).

2. The issue of the Bonds shall be effected pursuant to a separate resolution of the General Shareholders' Meeting.

3. The Bonds shall be taken up by a limited liability company - Orlen Powiernik Sp z o.o. or, in the event that the Supervisory Board resolves to introduce the Bonds to public trading in securities, by an independent underwriter (the entity to whom the offer of purchase of the Bonds is addressed shall be hereinafter referred to as „Trustee") The Trustee shall subsequently offer the Bonds to Eligible Participants.

4. For the purpose of implementation of the Option Program, the Management Board is hereby authorized to enter into an agreement with the Trustee, which shall determine the terms of the acquisition of the Bonds by the Trustee and the subsequent offering of such Bonds to Eligible Participants. The provisions of the agreement with the Trustee should be in compliance with the provisions of this Resolution, the provisions of the resolution of the General Shareholders' Meeting on the issue of bonds carrying the preemptive right to acquire shares in the Company, the conditional increase in the share capital, excluding the preemptive right, and the amendment to the Charter of the Company (the "Issue Resolution"), and also with the provisions of the Regulations of Option Program approved by the Supervisory Board in compliance with § 5 below ("Option Program Regulations"). The terms and conditions of the agreement with the Trustee shall require the approval of the Supervisory Board.

§ 4

1. Subject to Sections 3 and Section 5 below, the Option Program shall be implemented in the following manner:

(i) after 1 January 2005, on a date designated in the Option Program Regulations and pursuant to the provisions thereof, but in no event earlier than after the holding of the Ordinary General Shareholders' Meeting for the financial year 2004, the Trustee shall offer Series B Bonds under the Option Program to persons meeting the criteria for regarding them as Eligible Participants, provided that the offer addressed to Eligible Participants under the Incentive Module who met such criteria in the period between 1 January 2004 and 31 December 2004 (during the whole period of a part thereof, as the case may be) will be made on the following terms:

(a) if the average closing price of the Company's shares on the Stock Exchange for the period from 2 January 2004 to 31 December 2004 is higher than the issue price of series E shares determined pursuant to the Issue Resolution based on the average closing price of the Company's shares on the Stock Exchange for the period from 2 January 2003 to 31 December 2003 by at least 10%, the Trustee shall offer to individual Eligible Participants under the Incentive Module the acquisition of the whole pool of Series B Bonds set aside to be offered to such individual Eligible Participants under the Incentive Module. The Series B Bonds set aside for the implementation of the Incentive Module that are not used in the manner described above, if any, shall be set aside for the implementation of the Incentive Module on the terms set out in Section 5 below;

(b) if the average closing price of the Company's shares on the Stock Exchange for the period from 2 January 2004 to 31

December 2004 is not higher than the issue price of series E shares determined pursuant to the Issue Resolution based on the average closing price of the Company's shares on the Stock Exchange for the period from 2 January 2003 to 31 December 2003 by at least 10%, all the Series B Bonds set aside for the implementation of the Incentive Module shall be set aside for the implementation of the Incentive Module on the terms specified in Section 5 below.

(ii) after 1 January 2006, on a date designated in the Option Program Regulations and pursuant to the provisions thereof, but in no event earlier than after the holding of the Ordinary General Shareholders' Meeting for the financial year 2005, the Trustee shall offer Series C Bonds under the Option Program to persons meeting the criteria for regarding them as Eligible Participants, provided that the offer addressed to Eligible Participants under the Incentive Module who met such criteria in the period between 1 January 2005 and 31 December 2005 (during the whole period of a part thereof, as the case may be) will be made on the following terms:

(a) if the average closing price of the Company's shares on the Stock Exchange for the period from 2 January 2005 to 31 December 2005 is higher than the issue price of series F shares determined pursuant to the Issue Resolution based on the average closing price of the Company's shares on the Stock Exchange for the period from 2 January 2004 to 31 December 2004 by at least 10%, the Trustee shall offer to individual Eligible Participants under the Incentive Module the acquisition of the whole pool of Series C Bonds set aside to be offered to such individual Eligible Participants under the Incentive Module. The Series C Bonds set aside for the implementation of the Incentive Module that are not used in the manner described above, if any, shall be set aside for the implementation of the Incentive Module on the terms set out in Section 5 below;

(b) if the average closing price of the Company's shares on the Stock Exchange for the period from 2 January 2005 to 31 December 2005 is not higher than the issue price of series F shares determined pursuant to the Issue Resolution based on the average closing price of the Company's shares on the Stock Exchange for the period from 2 January 2004 to 31 December 2004 by at least 10%, all the Series C Bonds set aside for the implementation of the Incentive Module shall be set aside for the implementation of the Incentive Module on the terms specified in Section 5 below.

(iii) after 1 January 2007, on a date designated in the Option Program Regulations and pursuant to the provisions thereof, but in no event earlier than after the holding of the Ordinary General Shareholders' Meeting for the financial year 2006, the Trustee shall offer Series D Bonds under the Option Program to persons meeting the criteria for regarding them as Eligible Participants, provided that the offer addressed to Eligible Participants under the Incentive Module who met such criteria in the period between 1 January 2006 and 31 December 2006 (during the whole period of a part thereof, as the case may be) will be made on the following terms:

(a) if the average closing price of the Company's shares on the Stock Exchange for the period from 2 January 2006 to 31 December 2006 is higher than the issue price of series G shares determined pursuant to the Issue Resolution based on the average closing price of the Company's shares on the Stock Exchange for the period from 2 January 2005 to 31 December 2005 by at least 10%, the Trustee shall offer to individual Eligible Participants under the Incentive Module the acquisition

of the whole pool of Series D Bonds set aside to be offered to such individual Eligible Participants under the Incentive Module;

(b) if the average closing price of the Company's shares on the Stock Exchange for the period from 2 January 2006 to 31 December 2006 is not higher than the issue price of series G shares determined pursuant to the Issue Resolution based on the average closing price of the Company's shares on the Stock Exchange for the period from 2 January 2005 to 31 December 2005 by at least 10%, the Trustee shall not offer to Eligible Participants under the Incentive Module the acquisition of the Series D Bonds set aside for the implementation of the Incentive Module.

2. Each offer to purchase Series B Bonds, Series C Bonds or Series D Bonds under the Option Program shall be valid until and inclusive of 30 November 2009, provided that in respect of the persons who ceased to meet the criteria for regarding them as Eligible Participants in accordance with the Option Program Regulations the offer to purchase Series B Bonds, Series C Bonds or Series D Bonds shall be valid for six months running from the later of:

(i) the day when the offer to purchase Series B Bonds, Series C Bonds or Series D Bonds was made to such persons, or

(ii) the day when such persons ceased to meet such requirements.

3. Pursuant to Section 1 above and subject to Section 5 below, during each of the years the Series B Bonds, Series C Bonds or Series D Bonds designated to be offered under the Incentive Module shall be offered to individual Eligible Participants under the Incentive Module with the following proportions being observed:

(i) not more than 40% of, respectively, Series B Bonds, Series C Bonds or Series D Bonds offered in a given year under the Incentive Module shall be offered during such year to all the members of the Company Management Board, and not less than 60% shall be offered to the remaining Eligible Participants under the Incentive Module; and

(ii) not more than 9% of, respectively, Series B Bonds, Series C Bonds or Series D Bonds offered during a given year under the Incentive Module shall be offered during such year to any one Management Board member and not more than 3% of such bonds shall be offered to any one of the remaining Eligible Participants under the Incentive Module.

4. The acquisition of Series B Bonds, Series C Bonds or Series D Bonds under the Option Program by an Eligible Participants can take place starting on the day following the day on which such person received an offer to purchase Series B Bonds, Series C Bonds or Series D Bonds, respectively, from the Trustee.

5. Series B Bonds and Series C Bonds that are not offered by the Trustee on the terms set out in Sections 1 and 3 above, in particular in the event when the requirements set out in Section 1 item (i) (a) and item (ii) (a) above are not fulfilled in the calendar years 2004 and

2005 respectively, shall be moved to a reserve pool set aside for the implementation of the Incentive Module in subsequent years of the implementation of the Option Program on the terms determined in the Option Program Regulations, subject to the fulfillment of the conditions referred to in Section 1 item (ii)(a) and item (iii)(a) above in such subsequent years.

6. Pursuant to the terms of the offer submitted by the Trustee to Eligible Participants, the taking up of series E shares, series F shares or series G shares by Eligible Participants both under Incentive Module and Merit Module, in exercising the preemptive right attaching to Series B Bonds, Series C Bonds or Series D Bonds, may not take place before the lapse of 12 months from the date of the respective offer having been made by the Trustee to Eligible Participants.

§ 5

Detailed terms of the implementation of the Option Program, including the terms upon which Series B Bonds, Series C Bonds and Series D Bonds shall be offered to Eligible Participants, as well as the overall number of Series B Bonds, Series C Bonds and Series D Bonds to be offered to Eligible Participants in particular years shall be set out in the Option Program Regulations to be adopted by the Supervisory Board.

§ 6

This Resolution is conditional on the adoption of the Resolution on Issue by the General Shareholders' Meeting.

RESOLUTION No

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

regarding the issue of bonds carrying the preemptive right to acquire shares in the Company, the conditional increase in the share capital, excluding the preemptive right, and the amendment to the Charter of the Company

Pursuant to art. 393 point 5, art. 430 and art. 448-453 of the Commercial Companies Code, art. 22 and 23 of the Act on Bonds of 29 June 1995 and pursuant to § 7 Section 7 items 5, 9 and 12 of the Charter of the Company, in connection with the resolution passed by this Ordinary General Shareholders' Meeting on the implementation of a new incentive program for the members of the Management Board and executive staff of the Company and key subsidiaries of the Company ("Option Program"), the Ordinary General Shareholders' Meeting resolves as follows:

1. In order to implement the Option Program, the Company shall issue:
   (i) 3,866,667 (three million eight hundred sixty six thousand six hundred sixty seven) bearer series B bonds of a nominal value of PLN 0.01 (one grosz) each ("Series B Bonds") carrying the preemptive right to acquire ordinary bearer series E shares in the Company ("Series E Shares"),
   (ii) 3,866,667 (three million eight hundred sixty six thousand six hundred sixty seven) bearer series C bonds of a nominal value of PLN 0.01 (one grosz) each ("Series C Bonds") carrying the preemptive right to acquire ordinary bearer series F shares in the Company ("Series F Shares"), and
   (iii) 3,866,666 (three million eight hundred sixty six thousand six hundred sixty six) bearer series D bonds of a nominal value of PLN 0.01 (one grosz) each ("Series D Bonds", where Series D Bonds together with Series B Bonds and Series C Bonds are hereinafter jointly referred to as "Bonds" and their holders as "Bondholders"), carrying the preemptive right to acquire ordinary bearer series G shares of the Company ("Series G Shares"; where Series G Shares together with Series E Shares and Series F Shares are hereinafter jointly referred to as "Shares").
2. The Bonds shall be issued in book-entry form (certificates shall not be issued). The rights and obligations of the Company as the issuer and of the Bondholders shall be determined in the terms of issue as defined in Art. 5b of the Act on Bonds of 29 June 1995 (consolidated text in Dz.U. 120/2001, item 1300, as amended - "the Act on Bonds"), issued in the manner set forth in §4 hereof ("Terms of Issue").
3. The Bonds will not be secured within the meaning of the Act on Bonds.
4. The Bonds will not bear interest.

§ 2

1. The issue of the Bonds shall be implemented by way of a purchase offer addressed to a limited liability company - Orlen Powiernik Spolka z o.o. with its registered seat in Plock, or, in the event the Supervisory Board resolves to introduce the Bonds to public trading in securities, to an independent underwriter (the entity to which the offer of purchase of the Bonds is addressed shall be hereinafter referred to as „Trustee"). The terms and conditions of the agreement with the Trustee shall require the approval of the Supervisory Board.
2. Under an agreement entered into between the Company and the Trustee, the Trustee shall undertake not to exercise the preemptive right to acquire shares in the Company, to which it shall be entitled as a Bondholder, and to offer such Bonds to persons eligible to participate in the Option Program on the terms set forth in a resolution of this Ordinary General Shareholders Meeting on the implementation of a new incentive program for the members of the Management Board and executive staff of the Company and key

subsidiaries of the Company and in the Regulations on the Option Program adopted by the Supervisory Board.

3. The date of a purchase offer regarding the Bonds and the deadline for accepting the offer to purchase Bonds by the Trustee shall be determined in the Terms of Issue. The Bonds shall be allocated to the Trustee by the Management Board.
4. The issue price of one Bond will be equal to the nominal value of one Bond, i.e. PLN 0.01.

§ 3

1. The deadline for the redemption of the Bonds shall be set for 31 December 2008.
2. Subject to § 4 Section 2 hereof, the Bonds shall be redeemed for a price equal to their nominal value.
3. Bonds, in respect of which the preemptive right to acquire the Shares has been executed, shall be redeemed by the Company within a maximum of 30 days from the date of the Bondholder declaring the acquisition of the Shares. In the event when such date of the redemption of the Bonds occurs following the deadline for the redemption referred to in § 3 Section 1 of this Resolution, Bonds shall be redeemed within a term specified in § 3 Section 1 of this Resolution.
4. In the event of a permanent cessation of trading in the Company's shares on the stock exchange operated by the Warsaw Stock Exchange (Gielda Papierow Wartosciowych w Warszawie S.A. - the "Stock Exchange"), in particular in connection with the potential delisting of the Company's shares from public trading in securities, the Bondholders' preemptive right to acquire shares in the Company shall expire on the last day of the listing of the Company's shares. In that case, unless until the last day of listing of the Company's shares at least equivalent rights are awarded to Bondholders in place of the preemptive right to acquire the Shares, the Company shall effect a premature redemption of all the Bonds at their nominal value within one month of the delisting, and shall pay each Bondholder an additional amount as specified in Section 5 below within that term.
5. The additional redemption amount referred to in Section 4 above, attributable to each Bond in respect of which the preemptive right has not been exercised, shall be determined in the Terms of Issue, such amount being not lower than the difference between the average closing share price on the Stock Exchange over the 60 trading days preceding the delisting of the Company's shares and the issue price of the Shares to which a given Bond entitled its holder. In the event of the above difference being equal to or lower than zero, the Bondholder shall not be entitled to receive either the additional redemption amount or the right to compensation.

§ 4

1. Additional detailed terms and conditions of issue, including specific terms and conditions of the exercising of the preemptive right to acquire the Shares by Bondholders, detailed principles, terms and conditions of the payment for the Shares and the dates of commencement and closure of receiving the Bondholders' declarations on the execution of the preemptive right and acquisition of the Shares, shall be determined by the Management Board in the Terms of Issue and shall become binding following the approval of the Supervisory Board.
2. In the Terms of Issue, the Management Board may identify events other than those set forth in §3 Section 4 hereof in which the Company shall be authorized and entitled to effect a premature redemption of the Bonds and to specify the cash performance related to such premature redemption of the Bonds or the manner of calculating such performance, if any.
3. Following the Management Board's motion, the Supervisory Board shall be authorized to make a decision on introducing the Bonds to public trading in securities. Such decision can be made by the day the Trustee is offered the Bonds. In the event such a decision is made, the Management Board shall be authorized to undertake all actions in this respect, including entering into an underwriting agreement regarding the Bonds.

§ 5

1. Holders of Series B Bonds are entitled to the preemptive right to acquire the Series E Shares prevailing the preemptive rights of the Company shareholders.
2. Holders of Series C Bonds are entitled to the preemptive right to acquire the Series F Shares prevailing the preemptive rights of the Company shareholders.
3. Holders of Series D Bonds are entitled to the preemptive right to acquire the Series G Shares prevailing the preemptive rights of the Company shareholders.
4. The acquisition of the Series E Shares, Series F Shares and Series G Shares will follow under the rules listed below:
   (i) One Series B Bond gives the preemptive right to acquire one Series E Share,
   (ii) One Series C Bond gives the preemptive right to acquire one Series F Share,
   (iii) One Series D Bond gives the preemptive right to acquire one Series G Share,
   (iv) The acquisition of the Series E Shares, Series F Shares and Series G Shares in execution of the preemptive rights shall be implemented in the manner set forth in Art. 451 of the Commercial Companies Code, by way of written declarations submitted by holders of Series B Bonds, Series C Bonds and Series D Bonds respectively, on forms supplied by the Company. The Management Board shall be obliged to notify the registry court about the acquired Shares in order to update the amount of the share capital entered into the register according to Art. 452 of the Commercial Companies Code,
   (v) The declaration on the acquisition of the Shares may only be made by the Bondholders in the periods set out in the Terms of Issue,
   (vi) The preemptive right to acquire Series E Shares by the Bondholders of Series B Bonds expires on 31 December 2008,
   (vii) The preemptive right to acquire Series F Shares by the Bondholders of Series C Bonds expires on 31 December 2008,
   (viii) The preemptive right to acquire Series G Shares by the Bondholders of Series D Bonds expires on 31 December 2008.

§ 6

1. In order to award the rights to acquire Series E Shares, Series F Shares and Series G Shares, to Bondholders holding Series B Bonds, Series C Bonds and Series D Bonds respectively, the Company's share capital is conditionally increased by PLN 14,500,000 (fourteen million five hundred thousand).
2. The conditional increase in the share capital referred to in Section 1 above shall be effected by way of:
   - the issue of not more than 3,866,667 (three million eight hundred and sixty six thousand six hundred and sixty seven) ordinary bearer series E shares,
   - the issue of not more than 3,866,667 (three million eight hundred and sixty six thousand six hundred and sixty seven) ordinary bearer series F shares,
   - the issue of not more than 3,866,666 (three million eight hundred and sixty six thousand six hundred and sixty six) ordinary bearer series G shares,

with a nominal value of PLN 1.25 (one zloty 25/100) per share. The total nominal value of the conditionally increased share capital will not be higher than PLN 14,500,000 (fourteen million five hundred thousand).

3. Persons entitled to acquire Series E Shares shall be exclusively the Bondholders of Series B Bonds executing the preemptive right to acquire Series E Shares.
4. Persons entitled to acquire Series F Shares shall be exclusively the Bondholders of Series C Bonds executing the preemptive right to acquire Series F Shares.
5. Persons entitled to acquire Series G Shares shall be exclusively the Bondholders of Series D Bonds executing the preemptive right to acquire Series G Shares.
6. The Bondholders may exercise the preemptive right to acquire the Shares within the terms determined pursuant to the provisions of §5 Section 5 items (v) through (viii) of this Resolution.
7. The issue price of the Shares:
   (i) in respect of Series E Shares shall be equal to the average closing price of the Company's shares on the Stock Exchange from the period commencing on 2 January 2003 and ending on 31 December 2003, which shall be determined by the Management Board;
   (ii) in respect of Series F Shares shall be equal to the average closing price of the Company's shares on the Stock Exchange from the period commencing on 2 January 2004 and ending on 31 December 2004, which shall be determined by the Management Board;
   (iii) in respect of Series G Shares shall be equal to the average closing price of the Company's shares on the Stock Exchange from the period commencing on 2 January 2005 and ending on 31 December 2005, which shall be determined by the Management Board.
8. The Management Board of the Company is entitled and authorized to undertake all actions with respect to introducing of Series E Shares, Series F Shares and Series G Shares to public trading in securities and, afterwards, trading on the Stock Exchange.
9. Shares registered for the first time on the account, not later than one day before the day of the opening of the General Meeting of Shareholders, whose agenda includes the profit distribution or loss coverage for the financial year preceding the year in which Shares were registered on the account, are entitled to the dividend for this preceding year starting from January 1st of the preceding year.

   Shares registered for the first time on the account not sooner than on the day of the opening of the General Shareholders' Meeting whose agenda includes the profit distribution or loss coverage for the financial year preceding the year in which Shares were registered on the account, are entitled to the dividend for this year in which they were for the first time registered on the account, starting from January 1st of this year.

§ 7

The preemptive rights of the current shareholders to acquire Bonds and Shares shall be entirely excluded for the reasons set out in the Management Board's opinion issued in accordance with art. 433 § 2 of the Commercial Companies Code and attached to this Resolution.

§ 8

The Management Board is entitled and authorized to undertake, to the extent which is not within the competence of other bodies, all necessary actions to implement this Resolution.

§ 9

The Company's Charter shall be amended in such way that the following sentence shall be added at the end of § 3 Section 1: "Pursuant to the resolution of the Ordinary General Shareholders' Meeting of [ ] 2004 on the issue of bonds carrying the preemptive right to acquire shares in the Company, the conditional increase in the share capital, excluding the preemptive right, and the amendment to the Charter of the Company, the Company's share capital was conditionally increased by PLN 14,500,000 (fourteen million five hundred thousand zloty) by way of:

- the issue of not more than 3,866,667 (three million eight hundred and sixty six thousand six hundred and sixty seven) bearer series E shares,
- the issue of not more than 3,866,667 (three million eight hundred and sixty six thousand six hundred and sixty seven) bearer series F shares,
- the issue of not more than 3,866,666 (three million eight hundred and sixty six thousand six hundred and sixty six) bearer series G shares,

of a nominal value of PLN 1.25 (one zloty 25/100) each share."

§ 10

The Supervisory Board shall be authorized to determine a consolidated text of the Company's Charter, reflecting amendments ensuing from this Resolution, including amendments resulting from the continuous increase in the Company's share capital effected by way of the execution by the Bondholders of their preemptive rights to acquire the Shares in the conditionally increased share capital pursuant to this Resolution.

§ 11

This Resolution is conditional on the adoption by the General Shareholders' Meeting of the resolution on the implementation of a new incentive program for the members of the Management Board and executive staff of the Company and key subsidiaries of the Company.

SUBSTANTIATION:

The conditional increase in the Company's share capital shall be effected with a view to awarding the preemptive right to acquire Series E Shares, Series F Shares, and Series G Shares to holders of Series B Bonds, Series C Bonds and Series D Bonds respectively. Pursuant to Art. 448 § 4 of the Commercial Companies Code, the increase in share capital effected for the purpose of awarding of the preemptive rights to acquire shares to bondholders of bonds carrying the preemptive right may only take place as a conditional increase in share capital.

Taking into account that the Bonds will be issued for the purpose of the implementation of the Option Program, on the terms set forth in the resolution of this Ordinary Shareholders' Meeting on the implementation of a new incentive program for the members of the Management Board and executive staff of the Company and key subsidiaries of the Company, the purpose of which is to retain key management personnel of the Company and to establish new efficient incentive mechanisms for persons responsible for the management and development of the Company and its capital group, and consequently to ensure the growth of the Company's shareholder value, the General Shareholders'

Meeting is of the opinion that the conditional increase in the share capital shall be in the interest of the Company.

Attachment to the resolution

RATIONALE FOR THE EXLUSION OF PRE-EMPTIVE RIGHTS AND THE FORMULA FOR ESTABLISHING THE ISSUE PRICE OF SHARES AND PRE-EMPTIVE CONVERTIBLE BONDS

OPINION AND RECOMMENDATION OF THE MANAGEMENT BOARD OF PKN ORLEN S.A.

The Management Board of PKN ORLEN S.A. (hereinafter also referred as to the Company) has called an Ordinary General Meeting of Shareholders to be held on 24 June 2004 (hereinafter also referred as to the Meeting). The Agenda of the Meeting includes: the passing of a resolution concerning the issuance of bonds which have a pre-emptive option to convert into PKN ORLEN shares, and the conditional increase in PKN ORLEN's initial capital with exclusion of pre-emptive rights. The issuance of the pre-emptive convertible bonds shall be exercised to implement the New Incentive Programme for PKN ORLEN Management Board Members, managers of PKN ORLEN as well as PKN ORLEN's key subsidiaries (NIP).

Pursuant to art. 393, point 5 of the Code of Commercial Companies (the Code) the issuance of the bonds, which carry a pre-emptive option to convert into shares, requires the approval of the Supervisory Board. Under provisions of art. 433 § 1 of the Code, in the event of the increase in the initial capital of the Company, shareholders shall have the priority right to subscribe for the newly issued shares (pre-emptive rights). According to art. 23 of the Act on Bonds, the shareholders' resolution regarding the issuance of pre-emptive convertible bonds should take into account the exclusion of the pre-emptive rights of the current shareholders. Also, pursuant to art. 433 § 2 of the Code, in the interests of the Company, the General Meeting can exclude shareholders' pre-emptive rights. Under art. 433 § 6, provisions of art. 433 § 1 and art. 433 § 2 are applicable with respect to the issuance of the securities which include the right to subscribe for shares, i.e. the pre-emptive convertible bonds.

In light of the above, under art. 433 § 2 of the Code, the Management Board of PKN ORLEN hereby presents its opinion to the Meeting in respect of exclusion of the pre-emptive right for the current shareholders and the issue price of:

(i) series B bearer bonds which carry a pre-emptive option to convert into series E bearer shares

(ii) series C bearer bonds which carry a pre-emptive option to convert into series F bearer shares

(iii)series D bearer bonds which carry a pre-emptive option to convert into series G bearer shares (hereinafter referred collectively as to Bonds)

and also in respect of exclusion of the pre-emptive right and formula for establishing the issue price of shares of series E, F and G (hereinafter referred collectively as to Shares) issued by the Company through conditional increase in the initial capital of the Company.

The issuance of pre-emptive convertible Bonds and the issuance of Shares, shall allow the implementation of NIP for PKN ORLEN Management Board Members, managers of PKN ORLEN as well as PKN ORLEN's key subsidiaries, which is felt to retain the Company's managerial staff, introduce new, efficient incentive tools for those personnel who are responsible for the management and development of PKN ORLEN and the Capital Group and who have direct influence on the performance, development and profitability of the Company. The implementation of NIP should also stabilize those included within the programme and this should contribute to the growth of shareholder value.

Taking the above into account, the Management Board gives a positive opinion on the exclusion of the pre-emptive rights of Bonds and Shares for the current shareholders of the Company in order to implement NIP. Exclusion of the pre-emptive rights is in the economic interest of the Company and its current shareholders (a result of NIP's implementation share price should continuously go up).

The issue price of the Bond shall be PLN 0.01 as it is the lowest possible price at which the pre-emptive convertible bonds can be offered. The minimum price level of Bonds should, in the Management Board's opinion, facilitate the NIP's participants to purchase the Bonds which carry a pre-emptive option to convert into Shares for the issue price of such Shares.

The formula for establishing the issue price of series E, F and G shares offered within the NIP assumes that the price of these shares shall be equal to the average closing price of the Company's shares on WSE from the period of 12 months (i.e. from January 2 to December 31 2003, 2004 and 2005 respectively) directly year before, in which the Management Board and executive staff of the Company and key subsidiaries of the Company will be entitled to acquire to participate in NIP (i.e. directly in the year before 2004, 2005 and 2006 respectively). According to the NIP principles, Bonds will be offered to NIP's participants in the case, if the average closing price of the Company's shares on WSE in the period of one year, in which NIP's participants were entitled to participate in NIP, will be at least 10% higher than the issuance price calculated in the above formula, that NIP's participants will be entitled to carry out their rights from the offered bonds of series B, C, D after ending of these periods. This formula for calculating the issue price of series E, F and G shares should ensure that the NIP's participants can only benefit out of the NIP in the event of real growth of the Company's shares following their purchase of series B, C and D Bonds. Real share price growth is in the interest of all shareholders.

In light of the above, the Management Board recommends that the Company's shareholders vote for the resolution regarding exclusion of the pre-emptive right and the establishing of a formula to set the issue price as outlined by the Management Board of PKN ORLEN.

The Management Board of PKN ORLEN.

RESOLUTION No

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

regarding the establishment of the number of members of the Supervisory Board of PKN ORLEN

§ 1

Under § 14, item 1 of the regulations of the General Meeting of Shareholders of PKN ORLEN, the Ordinary General Meeting of Shareholders of PKN ORLEN establishes … - member composition of the Supervisory Board of PKN ORLEN within two members fulfilling requirements defined in § 8 item 5 of the Company's Articles of Association.

RESOLUTION No

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

regarding appointment to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Under § 8 item 2 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. decides to appoint .... to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§2

The resolution takes immediate effect.

RESOLUTION No

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

regarding changes of the principles of remuneration for Supervisory Board members

§1

Acting under Article 392, § 1 of the Commercial Companies Code and with respect to § 7, pt. 7, item 4 of the Articles of association, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. decides upon the following principles of remuneration by evading of the resolution no 16 of the Extraordinary General Meeting of Shareholders of the Company as of January 10, 2001 and adopting the following principles of remuneration for Supervisory Board members of Polski Koncern Naftowy ORLEN S.A.:

1. Monthly remuneration for the members of the Supervisory Board at a level of

   - 4.2 times for the Chairman and
   - 3.3 times for the other members

   equal to the average monthly salary in PKN ORLEN calculated as for the quarter before the time of payment from Personal Remuneration Fund excluding payments due to annual award, compensations, equivalents, severance pay and statutory compensation and compensations as a result of internal Company's obligations.
2. The member of the Supervisory Board is entitled to such payment, as described in item 1 above, regardless of the number of meetings called.
3. The member of the Supervisory Board is not entitled to such payment for the month in which the member was absent without justification from all the meetings. The member's absence can be justified or not through the resolution of the Supervisory Board.
4. Payment described in item 1 above is calculated proportionally to the number of days of holding the position in cases where an appointment or recall is made in the middle of the month.

5. Payment described in item 1 above will be paid in arrears, by the 20th day of the month following that for which it is due.
6. Payment charges the Company account.
7. According to the private person income tax bill dated July 26, 1991 (Journal of Bills No 14 of the year 2000 item 176 with the latter amendments), the Company calculates and deducts in advance money for the income tax from the payments due to the Supervisory Board members.
8. The members of the Supervisory Board are entitled to receive payment described in items 1-7 above starting from the first day of the month after approval of the above principles by the Ordinary General Meeting of Shareholders of PKN ORLEN.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

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ıpany	Polski Koncern Naftowy Orlen S.A.
ʌ	POKD
dline	AGMs_draft resolutions Part 2
ased	17:50 03-Jun-04
ıber	4062Z

PKN ORLEN SA
SEC File
82-5036

Number:4062Z
ski Koncern Naftowy Orlen S.A.
une 2004

BEST PRACTICES OF SUPERVISORY BOARDS

8	The Supervisory Board submits to the General Meeting an annual concise evaluation of the company's standing. The evaluation should be part of the annual report of the company, made available to all shareholders early enough to allow them to become acquainted with the same before the annual General Meeting.	YES	Intending to ensure the possibility of accurate evaluation of the Company by the shareholders, and accepting the general idea and the assumptions behind this principle, the Company declares that it will apply this principle and incorporate a provision similar to the wording of this principle to the Rules of the Supervisory Board.
9	A member of the Supervisory Board should have relevant education, professional and practical experience, be of high moral character and be able to devote all the time required to	YES	Members of the Supervisory Board are evaluated by those considered by the Company to be the most competent to do so, namely the investors, who entrust the Company with their

	properly perform the function on the Supervisory Board. Candidates for members of the Supervisory Board should be presented and supported by reasons in sufficient detail to allow an educated choice.		capital and place their trust in the members of the Supervisory Board, which is manifest in the very election and appointment of these persons to perform this responsible function by the General Meeting.
20	a) At least one-half of the members of the Supervisory Board should be independent members. Independent members of the Supervisory Board should not have any relations with the company and its shareholders or employees, which relations could have a significant impact on the ability of the independent member to make impartial decisions; b) Detailed criteria of independence should be laid down in the statutes of the company; c) Without the consent of at least one independent member of the Supervisory Board, no resolutions should be adopted on the following issues: - actions of any kind by the company and any entities associated	PARTIALLY	(S) 8 item 5 of Articles of Association gives detailed independence criteria of members of the Supervisory Board: At least two members of the Supervisory Board have to comply with the following provisions: 1. he is not an employee of the Company or the Affiliated Entity; 2. he is not a member of the supervisory or management authorities of the Affiliated Entity; 3. he is not a shareholder having 5% or more votes on the Company's General Meeting of Shareholders or the Affiliated Entity's general meeting;

	with the company in favor of members of the Management Board; - consent to the execution by the company or a subsidiary of any key agreement with an entity associated with the company, member of the Supervisory Board or the Management Board, and with their associated entities; and - appointment of an expert auditor to audit the financial statements of the company. The above rule may be implemented by the company on a date different than that for the remaining rules herein, but no later than by the end of 2004.		4. he is not a member of supervisory or management authorities or employee of the entity having 5% or more votes on the Company's General Meeting of Shareholders or the Affiliated Entity's general meeting; 5. he is not an ascendant, descendant, spouse, sibling, spouse's parent or any other person remaining in an adoption relationship with any of the persons mentioned above. Above mentioned provisions must be fulfilled during whole period of the mandate. Any member who did not comply or stopped complying with the above provisions should be immediately recalled. In the respect to these Articles of Association "the Affiliated Entity" means that it is Dominant towards the Company, Dependent Entity towards the Company or Dependent Entity towards the Company's Dominant Entity."
21	A supervisory board	YES	

	member should, above all, bear in mind the interests of the Company.		When performing their duties, members of the Supervisory Board bear in mind the Company's interest. By acting with a view to increasing the Company's value, they secure the interests of all the shareholders in a due manner.
22	Members of the Supervisory Board should take relevant actions in order to receive from the Management Board regular and complete information on any and all significant issues concerning the company's operations and on risks related to the business being conducted and the ways of managing such risk.	PARTIALLY	Acting as part the collegiate body which, in the case of a joint-stock company, is the Supervisory Board, and exercising all their rights under relevant statutes and the Company's Articles of Association, members of the Supervisory Board are regularly informed on how individual transactions are carried out and on any other significant issues. The Supervisory Board also has a right to present its opinion on any matter relating to the Company's operations.
23	A Supervisory Board member should inform the remaining members of the board of any conflict of interest that arises, and should refrain from participating in	YES	It follows from to-date experience that members of the Supervisory Board refrained from participating in discussions and from

	discussions and from voting on passing a resolution on the issue in which the conflict of interest has arisen.		voting on resolutions which could potentially result in a conflict of interests. Notwithstanding that, the Company declares that it will apply this principle and incorporate it in the Rules of the Supervisory Board.
24	Information on the personal, actual and organisational connections of a Supervisory Board member with a given shareholder, and in particular with the majority shareholder should be made available to the public. The company should have a procedure in place for obtaining information from members of the Supervisory Board and for making it available to the public.	YES	Accepting the general idea and the assumptions behind this principle, the Company declares that it will put in place relevant procedures for obtaining information and for making it available to the public.
25	Supervisory Board meetings, save for issues which directly concern the Management Board or its members, and in particular their removal, liability and the setting of their remuneration, should be accessible and open to members of the Management Board.	PARTIALLY	In the Company's opinion, clear separation of the Supervisory Board from other bodies of a joint-stock company and specific rights and obligations assigned to it under regulations currently in force confirm that the Supervisory Board

of PKN ORLEN enjoys optimum conditions to proceed, allowing it to conduct discussions at meetings in a free and unrestrained manner with all the required information and explanations provided by the Management Board. In the Company's opinion, the requirement concerning the accessibility and openness of meetings of the Supervisory Board to members of the Management Board interferes too excessively with the manner and freedom of the Supervisory Board's work. Members of the PKN ORLEN's Management Board may participate in meetings of the Supervisory Board convened at a request of the Management Board save for issues which directly concern the Management Board or its members. In any other cases, members of the Management Board may participate in meetings of the Supervisory Board at their discretion. Furthermore, the Supervisory Board may - on its own initiative or at a request of the Management Board - invite other persons

			to its meetings, in particular the Company's employees responsible for issues discussed at such meetings, consultants and advisers.
6	A Supervisory Board member should enable the Management Board to present publically and in an appropriate manner information on the disposal or acquisition of shares of the company or of its dominant entity or subsidiaries, and of transactions with such companies, provided that such information is relevant for his financial standing.	YES	In accordance with the regulations currently in force and the Company's internal procedures, members of the Supervisory Board provide the Management Board with any relevant information to be announced to the public.
7	Remuneration of members of the Supervisory Board should be fair, but should not constitute a significant cost item in the company's business or have material impact on its financial results. The remuneration should be in reasonable relation to the remuneration of members of the Management Board. The aggregate remuneration of all members of the Supervisory Board should be disclosed in the annual report.	YES	Remuneration of members of the Supervisory Board does not constitute a significant cost item in the Company's business. The aggregate remuneration is disclosed in the annual report.

8	The Supervisory Board should operate in accordance with its by-laws which should be available to the public.	YES	The Company is currently amending the Rules of the Supervisory Board in order to introduce the provisions reflecting general ideas and assumptions behind the Best Practices of Supervisory Boards. Following the amendment, the Rules of the Supervisory Board will be made available to the public.
29	The agenda of a Supervisory Board meeting should not be amended or supplemented during the meeting which it concerns. This requirement does not apply if all members of the Supervisory Board are present and agree to the amendment or supplementation of the agenda, and in instances where the adoption of certain activities by the Supervisory Board is necessary in order to protect the company against damage and in the case of a resolution which concerns the determination whether there exists a conflict of interest between a Supervisory Board member and the company.	YES	The Rules of the Supervisory Board guarantee the stability of meetings' agenda. Any changes to the agenda require the presence and consent of all members of the Supervisory Board. Any other reasons for changes to the agenda following from this principle will be incorporated in the Rules of the Supervisory Board.

30	A Supervisory Board member delegated by a group of shareholders to permanently exercise supervision should submit to the Supervisory Board detailed reports on the performance of his task.	YES	Accepting the general idea and the assumptions behind this principle, the Company declares that it will apply this principle and incorporate a provision similar to the wording of this principle to the Rules of the Supervisory Board.
31	A Supervisory Board member should not resign from his function during a term of office if this could render the functioning of the board impossible, and in particular, if it could hinder the timely adoption of an important resolution.	YES	In accordance with the Company's Articles of Association, the Supervisory Board is composed of six to nine members. Members of the Supervisory Board make every effort in their decisions not to hinder the timely adoption of resolutions.
	BEST PRACTICES OF MANAGEMENT BOARDS		
32	Bearing in mind the interest of the company, the Management Board sets forth the strategy and the main objectives of the company's operations, and submits them to the Supervisory Board. The Management Board is liable for the implementation and	YES	The Management Board of PKN ORLEN sets forth the strategy for the Company and the objectives of its operations, ensuring the transparency and effectiveness of the Company's managements system. In accordance with the provisions of the Company's Articles

	performance of the same. The Management Board cares for transparency and effectiveness of the company management system and the conduct of its business in accordance with legal regulations and best practice.		of Association, strategic long-term plans are submitted for approval by the Supervisory Board.
33	When making decisions on corporate issues, members of the Management Board should act within the limits of justified economic risk, i.e. after consideration of all information, analyses and opinions, which, in the reasonable opinion of the Management Board, should be taken into account in a given case in view of the company's interest. When determining what is in the interest of the company, the justified long term interests of shareholders, creditors, employees and other entities and persons co-operating with the company, as well as the interests of the local community, should be taken into account.	YES	When making decisions, Members of the Management Board of PKN ORLEN act in accordance with interests of the Company, its shareholders and other stakeholders using their knowledge and experience.
34	In transactions with shareholders and other persons whose interests	YES	In transactions with shareholders and other persons whose

	have impact on the interest of the company, the Management Board should act with utmost care to ensure that the transactions are at arms' length.		interests have impact on the interest of the Company, the Management Board acts with utmost care to ensure that the transactions are at arms' length.
5	A Management Board member should display full loyalty towards the company and avoid any actions which could result exclusively in enhancing said member's own material interest. If a Management Board member receives information on the possibility of making an investment or other advantageous transaction concerning the business of the company, he should present such information immediately to the Management Board for the purpose of considering the possibility of the company taking advantage of it. Such information may be used by a management board member or be passed over to a third party only upon consent of the Management Board and only when this does not infringe upon the company's interest.	YES	Members of the Management Board have become acquainted with this principle and have undertaken to abide by it to the extent corresponding with this representation.
6	A Management Board member should treat his	YES	Members of the Management Board who

	shares in the company and in its dominant companies and subsidiaries as a long term investment.		hold PKN ORLEN's shares identify themselves with the shareholders and by treating the investment in their Company shares as a long-term investment contribute to the growth of the shares value.
37	Management Board members should inform the Supervisory Board of each conflict of interest in connection with the performed functions or of the risk of such conflict.	YES	To date there has never been a conflict of interest of a Management Board member due to his/her function in the Management Board. If such a conflict of interest does occur, the Management Board will immediately inform the Supervisory Board of this fact.
38	The remuneration of Management Board members should be set based on transparent procedures and principles, taking into account its incentive nature and ensuring effective and smooth management of the company. The remuneration should correspond to the size of the company's business enterprise, should be reasonable in relation to the economic results, and	YES	The remuneration of Management Board members includes basic remuneration, bonuses, annual award and monetary compensation for unused holiday leaves, all of which are determined by the Supervisory Board in the managerial contracts of the Management Board members.

	be related to the scope of liability resulting from a given function, taking into account the level of remuneration of members of management boards in similar companies in a similar market.		
39	The aggregate remuneration of all members of the Management Board should be disclosed and itemised in the annual report. If the amount of remuneration of individual members of the Management Board significantly differs, it is recommended that a relevant explanation be published.	YES	The aggregate remuneration of all members of the Management Board is disclosed in the Company's annual report.
[illegible]0	The Management Board should lay down the principles and procedure of operations and allocation of powers in the by-laws which should be open and generally available.	PARTIALLY	Members of the Management Board are bound by Rules of the Management Board, which specify the principles and procedures governing the work of the Management Board, address procedural issues and issues connected with day-to-day management of the Company and conducting its affairs. Bearing in mind the role that the Rules of the Management Board play in the management of the Company and their

			relation to the Company's business activities, PKN ORLEN - believing that there are no material reasons for which the Rules should be made public - leaves the contents of the Rules of the Management Board known only to the competent bodies of the Company, which is in the Company's interest.

BEST PRACTICES IN RELATIONS WITH THIRD PARTIES AND THIRD PARTY INSTITUTIONS

41	The selection of an expert auditor for a company should guarantee impartiality of performance of the entrusted tasks.	YES	The Supervisory Board selects an auditor having regard for the impartiality and objectivity of the choice itself as well as of the performance of the tasks by the auditor.
42	In order to ensure proper impartiality of opinion, the company should change the expert auditor at least once every five years.	YES	The Company has adopted and applies the rule that auditors are changed at least once every five years.
43	The expert auditor should be selected by the Supervisory Board or General Meeting of the company, upon receiving recommendations from the Supervisory Board.	YES	Pursuant to the Company's Articles of Association auditors are selected by the Supervisory Board.
44	An auditor auditing	YES	The Company declares that it will apply this

	annual reports of a company or its subsidiaries cannot act as a special purpose auditor for the same company.		principle and not appoint its auditors or auditors of its subsidiaries as special purpose auditors.
45	A company should acquire its own shares in such a way that no group of shareholders be privileged.	YES	The Company has never acquired its own shares. Having regard to the equal rights of all the shareholders, the Management Board shall exercise utmost care to ensure that no group of shareholders is privileged should such a transaction ever take place.
46	The statutes of the company, its basic internal regulations, information and documents related to General Meetings, and the financial statements should be made available in the registered head office of the company and on its website.	PARTIALLY	Except as regards the Company's position and reservations regarding Principle No. 40, the Company guarantees full disclosure and availability of all the information which is material for the shareholders, unless the disclosure of such information would be contrary to the Company's interest. The information published at the Company's website includes the Company's Articles of Association, information and documents related to the General Meetings and the financial statements.
47	The company should have proper media relations procedures and regulations, and an information policy ensuring coherent and reliable information about the company. The company should, in compliance with the legal regulations and taking into account its interests, make available to mass media representatives information on its current operations and business standing, and allow their presence at	YES	PKN ORLEN has implemented information policy procedures which ensure that that the public obtains reliable information about the Company. The Company discloses to the mass media the data concerning its current activities and business standing in compliance with the provisions of the Polish Securities Act.

	General Meetings.		
8	In its annual report, a company should make public its declaration on the application of corporate governance standards. If the standards are not applied to any extent, the company should also publically explain this fact.	YES	From the time of publication of this representation on the compliance with the corporate governance principles, the Management Board of PKN ORLEN will exercise utmost care to inform all participants of the capital market of any deviation from the adopted principles, in such manner and at such times as specified by the Management Board and Supervisory Board of the Warsaw Stock Exchange.

RESOLUTION No

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

arding amendments to the Articles of Association of PKN ORLEN

(S) 1

suant to the art. 430 (S) 1 of the Code of Commercial Companies, the General ting of Shareholders of PKN ORLEN hereby makes the following amendments to Articles of Association of PKN ORLEN:

(S) 7 item 11 as below:

.e voting rights of the Company's shareholders is restricted in the way that the General Meeting of Shareholders none of them can exercise more than 10% the total votes existing in the Company as of the day when the General :ting of Shareholders takes place, with the restriction that for the purpose establishing principles for persons buying significant stakes of shares .ted in Law on Public Trading of Securities such restrictions concerning .ing rights do not exist. The above mentioned voting right restriction does concern Nafta Polska S.A., the State Treasury and depository bank, which on basis of the agreement between the bank and the Company issued depository :eipts in connection with the Company's shares (in case this entity exercises voting right from the Company's shares). For the purposes of this item the .ing right exercised by the dependent entity is understood as exercise of .ing rights by the dominant entity as stated in Law on Public Trading of :urities and for the counting of votes to which a shareholder is entitled the iber of votes per share is added to the number of votes per share a reholder would have if his GDR were exchanged for shares."

be replaced with the following:

.e voting rights of the Company's present and future shareholders, those who or come into possession of the Company's shares after the changes to the pany's Article of Association at the General Meeting of Shareholders dated June 2004, are restricted in that the shareholder, who, after buying or ing into possession of the Company's shares, has more than 20% of the total es of the Company, cannot exercise more than 20% of the total votes of the pany as of the day when the General Meeting of Shareholders takes place, h the restriction that for the purpose of establishing the principles for sons buying significant shareholdings stated in Law on Public Trading of urities such restrictions concerning voting rights do not mean an exemption m duty. For the purposes of this item, the voting right exercised by the endent entity is understood as exercise of voting rights by the dominant ity as stated in Law on Public Trading of Securities and for the counting of es to which a shareholder is entitled the number of votes per share is added the number of votes per share a shareholder would have if his GDR were hanged for shares. The change of this item requires the passage of a olution by the General Meeting of Shareholders with the majority of 80% of given voices."

(S) 8 item 3 to add point 3 as below:

:rms of office of individual Supervisory Board members with a mandate on the
/ of the registration of the changes to the Articles of Association, passed in
:orm of a resolution of the Extraordinary General Meeting of Shareholders on 8
:il 2004, turn, starting from that day, into a common term of office and the
jinning of such common term starts on 21 February 2004."

(S) 8 item 11 point 13 as below:

.ving assent, following Management Board motions, to sell property / real
:ate or shares in such property / real estate, whose net book value does not
:eed one twentieth of the initial capital."

) be replaced with the following:

.ving assent, following Management Board motions, to sell property, perpetual
ıfructs or a share of such property, whose net book value exceeds one
entieth of the initial capital, but does not exceed one twentieth of the
.tial capital"

. (S) 8 item 11 point 14 as below:

.ving assent, following the Management Board's motions, to purchase property
a share of a property, on condition that, if the value according to the net
:chase price of such property or share of a property exceed one fortieth of
: initial capital"

be replaced with the following:

iving assent, following the Management Board's motions, to purchase property, rpetual usufruct or a share of a property, on condition that, if the value cording to the net purchase price of such property, perpetual usufruct or are of a property exceeds one fortieth of the initial capital."

. (S) 9 item 7 point 2 as below:

ale of property / real estate or share of such property / real estate, whose t book value does not exceed one twentieth of the initial capital. The sale ll only take place after prior approval of the Supervisory Board".

o be replaced with the following:

ale of property / real estate, perpetual usufruct or share in such property / al estate, whose net book value does not exceed one twentieth of the initial pital. The sale will only take place after prior approval of the Supervisory ard".

. (S) 9 item 7 point 3 as below:

he purchase of property / real estate or share of a property / real estate, ose value according to the net purchase price does not exceed one fortieth of e initial capital."

be replaced with the following:

e purchase of property / real estate, perpetual usufruct or share of a operty / real estate, on condition that, if the value according to the net rchase price of such property / real estate, perpetual usufruct or share of a

operty / real estate exceeds one fortieth of the Company's initial capital, e purchase requires approval of the Supervisory Board."

. (S) 9 item 7 point 4 as below to be deleted:

he purchase of property / real estate or share in a property / real estate, ose net book value according to the net purchase price exceeds one fortieth of e initial capital. The purchase can be executed subject to approval of the pervisory Board."

(S) 2

der art. 430 (S) 5 of the Code of Commercial Companies the Ordinary General eting of Shareholders of PKN ORLEN S.A. herby gives the authority to the pervisory Board of PKN ORLEN S.A. to agree the unified text of the Company's ticles of Association incorporating changes to the Articles of Association proved by the Ordinary General Meeting of Shareholders of PKN ORLEN S.A.

RESOLUTION No

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

garding on the implementation of a new incentive program for the members of e Management Board and executive staff of the Company and key subsidiaries of e Company

e Ordinary General Shareholders' Meeting of Polski Koncern Naftowy ORLEN
olka Akcyjna resolves as follows:

(S) 1

e General Shareholders' Meeting of Polski Koncern Naftowy ORLEN Spolka Akcyjna
ereinafter the "Company"),

appreciating the role of the Management Board and the executive staff the development of the Company and wishing to contribute to retaining key nagement personnel by introducing new and efficient incentive mechanisms for rsons responsible for the management and development of the Company and, nsequently, striving to ensure the growth of shareholder value,

and

taking into account the fact that the year 2003 was the last year of e implementation of the incentive program for Management Board members and ecutive staff of the Company, introduced pursuant to Resolution No. 8 of the dinary Shareholders' Meeting of 15 May 2000, and that consequently the Series convertible bonds issued by the Company pursuant to Resolution No. 8 of the dinary Shareholders' Meeting of 15 May 2000 were offered for the last time to rticipants in the incentive scheme,

reby resolves to introduce a new incentive program for the members of the nagement Board and executive staff of the Company and key subsidiaries of the mpany (referred to hereinafter as the "Option Program").

(S) 2

The Option Program implemented pursuant to this Resolution shall be ected through the issue of bonds carrying the preemptive right to acquire res in the Company. Within the Option Program the persons indicated in tion 2 and Section 3 below, shall be offered the purchase of the bonds rying the preemptive right to acquire shares in the Company for a price equal the nominal value of such bonds, i.e, PLN 0.01 per bond, where as a result of execution of the preemptive right the bondholders shall be authorized to uire the shares of the Company at an issue price equal to the average closing ce of the Company's shares on the stock exchange operated by Gielda Papierow tosciowych w Warszawie Spolka Akcyjna (the "Stock Exchange") over the period mencing on 2 January and ending on 31 December of 2003, 2004 and 2005, pectively. The Option Program shall consist of two modules, that is, the entive module ("Incentive Module") and the merit module ("Merit Module").

The bond purchase offer under the Incentive Module shall be addressed the Trustee, as defined in (S) 3 Section 3 hereof, to (i) all Management rd members, (ii) members of management boards of key subsidiaries of the pany, and (iii) persons holding key management positions in the Company and ying a substantial role in managing the Company and being crucial to the spects of its development (referred to hereinafter as "Eligible Participants the Incentive Module"). A list of Eligible Participants in the Incentive ule, together with any subsequent amendments thereto made on an annual basis, ll be determined by the Supervisory Board at the motion of the Management rd.

The bond purchase offer under the Merit Module shall be addressed by Trustee, as defined in (S) 3 Section 3 hereof, exclusively to persons ignated in a separate Management Board resolution, who contributed in a cial way to the development of the Company and its capital group by providing k or services to the Company or its capital group under the employment eements or any other agreements (referred to hereinafter as "Eligible ticipants of the Merit Module", and together with Eligible Participants in Incentive Module, referred to as "Eligible Participants"). The number of ds offered in the given year under the Merit Module may not exceed 5% of the al number of bonds offered in this particular year under the whole Option gram. During each year of the Option Program, the Management Board olution referred to in this (S) 2 Section 3 should be passed and forwarded to Supervisory Board prior to the passing of the resolution of the Supervisory rd referred to in (S) 2 Section 2 hereof.

During each year of the implementation of the Option Program, the ers referred to in Sections 2 and 3 above shall be addressed to not fewer

an 50 and not more than 300 persons.

(S) 3

For the purpose of the Option Program, the Company shall issue Series Bonds, Series C Bonds and Series D Bonds, carrying the preemptive right to quire series E, series F and series G shares, respectively (hereinafter ferred to as "Series B Bonds", "Series C Bonds" and "Series D Bonds", spectively).

The issue of the Bonds shall be effected pursuant to a separate solution of the General Shareholders' Meeting.

The Bonds shall be taken up by a limited liability company - Orlen wiernik Sp z o.o. or, in the event that the Supervisory Board resolves to troduce the Bonds to public trading in securities, by an independent derwriter (the entity to whom the offer of purchase of the Bonds is addressed all be *hereinafter referred to as* "Trustee") The Trustee shall subsequently fer the Bonds to Eligible Participants.

For the purpose of implementation of the Option Program, the nagement Board is hereby authorized to enter into an agreement with the ustee, which shall determine the terms of the acquisition of the Bonds by the ustee and the subsequent offering of such Bonds to Eligible Participants. The ovisions of the agreement with the Trustee should be in compliance with the ovisions of this Resolution, the provisions of the resolution of the General areholders' Meeting on the issue of bonds carrying the preemptive right to quire shares in the Company, the conditional increase in the share capital, cluding the preemptive right, and the amendment to the Charter of the Company he "Issue Resolution"), and also with the provisions of the Regulations of tion Program approved by the Supervisory Board in compliance with (S) 5 below Option Program Regulations"). The terms and conditions of the agreement with e Trustee shall require the approval of the Supervisory Board.

(S) 4

Subject to Sections 3 and Section 5 below, the Option Program shall implemented in the following manner:

after 1 January 2005, on a date designated in the Option Program ulations and pursuant to the provisions thereof, but in no event earlier than er the holding of the Ordinary General Shareholders' Meeting for the ancial year 2004, the Trustee shall offer Series B Bonds under the Option gram to persons meeting the criteria for regarding them as Eligible ticipants, provided that the offer addressed to Eligible Participants under Incentive Module who met such criteria in the period between 1 January 2004 . 31 December 2004 (during the whole period of a part thereof, as the case may will be made on the following terms:

if the average closing price of the Company's shares on the Stock change for the period from 2 January 2004 to 31 December 2004 is higher than issue price of series E shares determined pursuant to the Issue Resolution sed on the average closing price of the Company's shares on the Stock Exchange the period from 2 January 2003 to 31 December 2003 by at least 10%, the stee shall offer to individual Eligible Participants under the Incentive lule the acquisition of the whole pool of Series B Bonds set aside to be ered to such individual Eligible Participants under the Incentive Module. The ies B Bonds set aside for the implementation of the Incentive Module that are used in the manner described above, if any, shall be set aside for the lementation of the Incentive Module on the terms set out in Section 5 below;

if the average closing price of the Company's shares on the Stock Exchange the period from 2 January 2004 to 31 December 2004 is not higher than the ue price of series E shares determined pursuant to the Issue Resolution based the average closing price of the Company's shares on the Stock Exchange for period from 2 January 2003 to 31 December 2003 by at least 10%, all the ies B Bonds set aside for the implementation of the Incentive Module shall be aside for the implementation of the Incentive Module on the terms specified Section 5 below.

) after 1 January 2006, on a date designated in the Option Program ulations and pursuant to the provisions thereof, but in no event earlier than er the holding of the Ordinary General Shareholders' Meeting for the ancial year 2005, the Trustee shall offer Series C Bonds under the Option gram to persons meeting the criteria for regarding them as Eligible ticipants, provided that the offer addressed to Eligible Participants under

Incentive Module who met such criteria in the period between 1 January 2005 31 December 2005 (during the whole period of a part thereof, as the case may will be made on the following terms:

if the average closing price of the Company's shares on the Stock hange for the period from 2 January 2005 to 31 December 2005 is higher than issue price of series F shares determined pursuant to the Issue Resolution ed on the average closing price of the Company's shares on the Stock Exchange the period from 2 January 2004 to 31 December 2004 by at least 10%, the stee shall offer to individual Eligible Participants under the Incentive ule the acquisition of the whole pool of Series C Bonds set aside to be ered to such individual Eligible Participants under the Incentive Module. The ies C Bonds set aside for the implementation of the Incentive Module that are used in the manner described above, if any, shall be set aside for the lementation of the Incentive Module on the terms set out in Section 5 below;

if the average closing price of the Company's shares on the Stock Exchange the period from 2 January 2005 to 31 December 2005 is not higher than the ue price of series F shares determined pursuant to the Issue Resolution based the average closing price of the Company's shares on the Stock Exchange for period from 2 January 2004 to 31 December 2004 by at least 10%, all the ies C Bonds set aside for the implementation of the Incentive Module shall be aside for the implementation of the Incentive Module on the terms specified Section 5 below.

i) after 1 January 2007, on a date designated in the Option Program ulations and pursuant to the provisions thereof, but in no event earlier than er the holding of the Ordinary General Shareholders' Meeting for the ancial year 2006, the Trustee shall offer Series D Bonds under the Option gram to persons meeting the criteria for regarding them as Eligible ticipants, provided that the offer addressed to Eligible Participants under Incentive Module who met such criteria in the period between 1 January 2006 31 December 2006 (during the whole period of a part thereof, as the case may will be made on the following terms:

if the average closing price of the Company's shares on the Stock hange for the period from 2 January 2006 to 31 December 2006 is higher than issue price of series G shares determined pursuant to the Issue Resolution ed on the average closing price of the Company's shares on the Stock Exchange the period from 2 January 2005 to 31 December 2005 by at least 10%, the stee shall offer to individual Eligible Participants under the Incentive ule the acquisition of the whole pool of Series D Bonds set aside to be ered to such individual Eligible Participants under the Incentive Module;

if the average closing price of the Company's shares on the Stock Exchange · the period from 2 January 2006 to 31 December 2006 is not higher than the ue price of series G shares determined pursuant to the Issue Resolution based the average closing price of the Company's shares on the Stock Exchange for : period from 2 January 2005 to 31 December 2005 by at least 10%, the Trustee ll not offer to Eligible Participants under the Incentive Module the uisition of the Series D Bonds set aside for the implementation of the entive Module.

Each offer to purchase Series B Bonds, Series C Bonds or Series D ds under the Option Program shall be valid until and inclusive of 30 November 9, provided that in respect of the persons who ceased to meet the criteria regarding them as Eligible Participants in accordance with the Option gram Regulations the offer to purchase Series B Bonds, Series C Bonds or ies D Bonds shall be valid for six months running from the later of:

the day when the offer to purchase Series B Bonds, Series C Bonds or ies D Bonds was made to such persons, or

) the day when such persons ceased to meet such requirements.

Pursuant to Section 1 above and subject to Section 5 below, during h of the years the Series B Bonds, Series C Bonds or Series D Bonds signated to be offered under the Incentive Module shall be offered to ividual Eligible Participants under the Incentive Module with the following portions being observed:

not more than 40% of, respectively, Series B Bonds, Series onds or Series D Bonds offered in a given year under the Incentive Module ll be offered during such year to all the members of the Company Management rd, and not less than 60% shall be offered to the remaining Eligible ticipants under the Incentive Module; and

) not more than 9% of, respectively, Series B Bonds, Series C ds or Series D Bonds offered during a given year under the Incentive Module ll be offered during such year to any one Management Board member and not e than 3% of such bonds shall be offered to any one of the remaining Eligible ticipants under the Incentive Module.

The acquisition of Series B Bonds, Series C Bonds or Series D Bonds er the Option Program by an Eligible Participants can take place starting on day following the day on which such person received an offer to purchase ies B Bonds, Series C Bonds or Series D Bonds, respectively, from the stee.

Series B Bonds and Series C Bonds that are not offered by the Trustee the terms set out in Sections 1 and 3 above, in particular in the event when requirements set out in Section 1 item (i) (a) and item (ii) (a) above are fulfilled in the calendar years 2004 and 2005 respectively, shall be moved a reserve pool set aside for the implementation of the Incentive Module in sequent years of the implementation of the Option Program on the terms ermined in the Option Program Regulations, subject to the fulfillment of the ditions referred to in Section 1 item (ii)(a) and item (iii)(a) above in such sequent years.

Pursuant to the terms of the offer submitted by the Trustee to gible Participants, the taking up of series E shares, series F shares or ies G shares by Eligible Participants both under Incentive Module and Merit ule, in exercising the preemptive right attaching to Series B Bonds, Series C ds or Series D Bonds, may not take place before the lapse of 12 months from date of the respective offer having been made by the Trustee to Eligible ticipants.

ailed terms of the implementation of the Option Program, including the terms n which Series B Bonds, Series C Bonds and Series D Bonds shall be offered to gible Participants, as well as the overall number of Series B Bonds, Series C ds and Series D Bonds to be offered to Eligible Participants in particular rs shall be set out in the Option Program Regulations to be adopted by the ervisory Board.

(S) 6

is Resolution is conditional on the adoption of the Resolution on Issue by the neral Shareholders' Meeting.

RESOLUTION No

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

garding the issue of bonds carrying the preemptive right to acquire shares in e Company, the conditional increase in the share capital, excluding the eemptive right, and the amendment to the Charter of the Company

rsuant to art. 393 point 5, art. 430 and art. 448-453 of the Commercial mpanies Code, art. 22 and 23 of the Act on Bonds of 29 June 1995 and pursuant (S) 7 Section 7 items 5, 9 and 12 of the Charter of the Company, in nnection with the resolution passed by this Ordinary General Shareholders' eting on the implementation of a new incentive program for the members of the nagement Board and executive staff of the Company and key subsidiaries of the mpany ("Option Program"), the Ordinary General Shareholders' Meeting resolves follows:

In order to implement the Option Program, the Company shall issue:

3,866,667 (three million eight hundred sixty six thousand hundred sixty seven) bearer series B bonds of a nominal value of PLN 0.01 e grosz) each ("Series B Bonds") carrying the preemptive right to acquire inary bearer series E shares in the Company ("Series E Shares"),

) 3,866,667 (three million eight hundred sixty six thousand hundred sixty seven) bearer series C bonds of a nominal value of PLN 0.01 e grosz) each ("Series C Bonds") carrying the preemptive right to acquire inary bearer series F shares in the Company ("Series F Shares"), and

i) 3,866,666 (three million eight hundred sixty six thousand hundred sixty six) bearer series D bonds of a nominal value of PLN 0.01 (one sz) each ("Series D Bonds", where Series D Bonds together with Series B Bonds Series C Bonds are hereinafter jointly referred to as "Bonds" and their ders as "Bondholders"), carrying the preemptive right to acquire ordinary rer series G shares of the Company ("Series G Shares"; where Series G Shares ether with Series E Shares and Series F Shares are hereinafter jointly erred to as "Shares").

The Bonds shall be issued in book-entry form (certificates shall not be ued). The rights and obligations of the Company as the issuer and of the dholders shall be determined in the terms of issue as defined in Art. 5b of Act on Bonds of 29 June 1995 (consolidated text in Dz.U. 120/2001, item 0, as amended - "the Act on Bonds"), issued in the manner set forth in (S)4 eof ("Terms of Issue").

The Bonds will not be secured within the meaning of the Act on Bonds.

The Bonds will not bear interest.

(S) 2

The issue of the Bonds shall be implemented by way of a purchase offer ressed to a limited liability company - Orlen Powiernik Spolka z o.o. with registered seat in Plock, or, in the event the Supervisory Board resolves to roduce the Bonds to public trading in securities, to an independent erwriter (the entity to which the offer of purchase of the Bonds is addressed ll be hereinafter referred to as "Trustee"). The terms and conditions of the eement with the Trustee shall require the approval of the Supervisory Board.

Under an agreement entered into between the Company and the Trustee, the stee shall undertake not to exercise the preemptive right to acquire shares the Company, to which it shall be entitled as a Bondholder, and to offer such ds to persons eligible to participate in the Option Program on the terms set

th in a resolution of this *Ordinary General Shareholders Meeting* on the lementation of a new incentive program for the members of the Management rd and executive staff of the Company and key subsidiaries of the Company and the Regulations on the Option Program adopted by the Supervisory Board.

The date of a purchase offer regarding the Bonds and the deadline for epting the offer to purchase Bonds by the Trustee shall be determined in the ms of Issue. The Bonds shall be allocated to the Trustee by the Management rd.

The issue price of one Bond will be equal to the nominal value of one d, i.e. PLN 0.01.

(S) 3

The deadline for the redemption of the Bonds shall be set for 31 ember 2008.

Subject to (S) 4 Section 2 hereof, the Bonds shall be redeemed for a ce equal to their nominal value.

Bonds, in respect of which the preemptive right to acquire the Shares been executed, shall be redeemed by the Company within a maximum of 30 days m *the date of the Bondholder declaring* the acquisition of the Shares. In the nt when such date of the redemption of the Bonds occurs following the dline for the redemption referred to in (S) 3 Section 1 of this Resolution, ds shall be redeemed within a term specified in (S) 3 Section 1 of this olution.

In the event of a permanent cessation of trading in the Company's shares the stock exchange operated by the Warsaw Stock Exchange (Gielda Papierow tosciowych w Warszawie S.A. - the "Stock Exchange"), in particular in nection with the potential delisting of the Company's shares from public ding in securities, the Bondholders' preemptive right to acquire shares in Company shall expire on the last day of the listing of the Company's shares. that case, unless until the last day of listing of the Company's shares at st equivalent rights are awarded to Bondholders in place of the preemptive ht to acquire the Shares, the Company shall effect a premature redemption of the Bonds at their nominal value within one month of the delisting, and ll pay each Bondholder an additional amount as specified in Section 5 below hin that term.

The additional redemption amount referred to in Section 4 above, ributable to each Bond in respect of which the preemptive right has not been rcised, shall be determined in the Terms of Issue, such amount being not er than the difference between the *average closing share price* on the Stock

change over the 60 trading days preceding the delisting of the Company's ares and the issue price of the Shares to which a given Bond entitled its lder. In the event of the above difference being equal to or lower than zero, e Bondholder shall not be entitled to receive either the additional redemption ount or the right to compensation.

(S) 4

Additional detailed terms and conditions of issue, including specific rms and conditions of the exercising of the preemptive right to acquire the ares by Bondholders, detailed principles, terms and conditions of the payment r the Shares and the dates of commencement and closure of receiving the ndholders' declarations on the execution of the preemptive right and quisition of the Shares, shall be determined by the Management Board in the rms of Issue and shall become binding following the approval of the pervisory Board.

In the Terms of Issue, the Management Board may identify events other an those set forth in (S)3 Section 4 hereof in which the Company shall be thorized and entitled to effect a premature redemption of the Bonds and to ecify the cash performance related to such premature redemption of the Bonds the manner of calculating such performance, if any.

Following the Management Board's motion, the Supervisory Board shall be thorized to make a decision on introducing the Bonds to public trading in curities. Such decision can be made by the day the Trustee is offered the nds. In the event such a decision is made, the Management Board shall be thorized to undertake all actions in this respect, including entering into an derwriting agreement regarding the Bonds.

(S) 5

Holders of Series B Bonds are entitled to the preemptive right to quire the Series E Shares prevailing the preemptive rights of the Company areholders.

Holders of Series C Bonds are entitled to the preemptive right to quire the Series F Shares prevailing the preemptive rights of the Company areholders.

Holders of Series D Bonds are entitled to the preemptive right to quire the Series G Shares prevailing the preemptive rights of the Company areholders.

The acquisition of the Series E Shares, Series F Shares and Series G ares will follow under the rules listed below:

) One Series B Bond gives the preemptive right to acquire one ries E Share,

i) One Series C Bond gives the preemptive right to acquire one ries F Share,

ii) One Series D Bond gives the preemptive right to acquire one ries G Share,

v) The acquisition of the Series E Shares, Series F Shares and ries G Shares in execution of the preemptive rights shall be implemented in e manner set forth in Art. 451 of the Commercial Companies Code, by way of itten declarations submitted by holders of Series B Bonds, Series C Bonds and ries D Bonds respectively, on forms supplied by the Company. The Management ard shall be obliged to notify the registry court about the acquired Shares in der to update the amount of the share capital entered into the register cording to Art. 452 of the Commercial Companies Code,

) The declaration on the acquisition of the Shares may only be de by the Bondholders in the periods set out in the Terms of Issue,

i) The preemptive right to acquire Series E Shares by the ndholders of Series B Bonds expires on 31 December 2008,

ii) The preemptive right to acquire Series F Shares by the ndholders of Series C Bonds expires on 31 December 2008,

iii) The preemptive right to acquire Series G Shares by the ndholders of Series D Bonds expires on 31 December 2008.

(S) 6

In order to award the rights to acquire Series E Shares, Series F Shares d Series G Shares, to Bondholders holding Series B Bonds, Series C Bonds and ries D Bonds respectively, the Company's share capital is conditionally creased by PLN 14,500,000 (fourteen million five hundred thousand).

The conditional increase in the share capital referred to in Section 1 ove shall be effected by way of:

the issue of not more than 3,866,667 (three million eight

ıdred and sixty six thousand six hundred and sixty seven) ordinary bearer ries E shares,

the issue of not more than 3,866,667 (three million eight ıdred and sixty six thousand six hundred and sixty seven) ordinary bearer ries F shares,

the issue of not more than 3,866,666 (three million eight ıdred and sixty six thousand six hundred and sixty six) ordinary bearer series shares,

:h a nominal value of PLN 1.25 (one zloty 25/100) per share. The total nominal lue of the conditionally increased share capital will not be higher than PLN .500,000 (fourteen million five hundred thousand).

Persons entitled to acquire Series E Shares shall be exclusively the ndholders of Series B Bonds executing the preemptive right to acquire Series E ares.

Persons entitled to acquire Series F Shares shall be exclusively the ndholders of Series C Bonds executing the preemptive right to acquire Series F ares.

Persons entitled to acquire Series G Shares shall be exclusively the ndholders of Series D Bonds executing the preemptive right to acquire Series G ares.

The Bondholders may exercise the preemptive right to acquire the Shares thin the terms determined pursuant to the provisions of (S)5 Section 5 items) through (viii) of this Resolution.

The issue price of the Shares:

) in respect of Series E Shares shall be equal to the average osing price of the Company's shares on the Stock Exchange from the period mmencing on 2 January 2003 and ending on 31 December 2003, which shall be termined by the Management Board;

i) in respect of Series F Shares shall be equal to the average osing price of the Company's shares on the Stock Exchange from the period mmencing on 2 January 2004 and ending on 31 December 2004, which shall be termined by the Management Board;

ii) in respect of Series G Shares shall be equal to the average osing price of the Company's shares on the Stock Exchange from the period mmencing on 2 January 2005 and ending on 31 December 2005, which shall be termined by the Management Board.

The Management Board of the Company is entitled and authorized to dertake all actions with respect to introducing of Series E Shares, Series F ares and Series G Shares to public trading in securities and, afterwards, ading on the Stock Exchange.

Shares registered for the first time on the account, not later than one y before the day of the opening of the General Meeting of Shareholders, whose enda includes the profit distribution or loss coverage for the financial year eceding the year in which Shares were registered on the account, are entitled the dividend for this preceding year starting from January 1st of the eceding year.

ares registered for the first time on the account not sooner than on the day the opening of the General Shareholders' Meeting whose agenda includes the ofit distribution or loss coverage for the financial year preceding the year which Shares were registered on the account, are entitled to the dividend for is year in which they were for the first time registered on the account, arting from January 1st of this year.

(S) 7

e preemptive rights of the current shareholders to acquire Bonds and Shares all be entirely excluded for the reasons set out in the Management Board's inion issued in accordance with art. 433 (S) 2 of the Commercial Companies de and attached to this Resolution.

(S) 8

e Management Board is entitled and authorized to undertake, to the extent ich is not within the competence of other bodies, all necessary actions to plement this Resolution.

(S) 9

e Company's Charter shall be amended in such way that the following sentence all be added at the end of (S) 3 Section 1: "Pursuant to the resolution of the dinary General Shareholders' Meeting of ( ) 2004 on the issue of bonds rrying the preemptive right to acquire shares in the Company, the conditional crease in the share capital, excluding the preemptive right, and the amendment the Charter of the Company, the Company's share capital was conditionally

creased by PLN 14,500,000 (fourteen million five hundred thousand zloty) by y of:

the issue of not more than 3,866,667 (three million eight ndred and sixty six thousand six hundred and sixty seven) bearer series E ares,

the issue of not more than 3,866,667 (three million eight ndred and sixty six thousand six hundred and sixty seven) bearer series F ares,

the issue of not more than 3,866,666 (three million eight ndred and sixty six thousand six hundred and sixty six) bearer series G ares,

a nominal value of PLN 1.25 (one zloty 25/100) each share."

(S) 10

e Supervisory Board shall be authorized to determine a consolidated text of e Company's Charter, reflecting amendments ensuing from this Resolution, cluding amendments resulting from the continuous increase in the Company's are capital effected by way of the execution by the Bondholders of their eemptive rights to acquire the Shares in the conditionally increased share pital pursuant to this Resolution.

(S) 11

is Resolution is conditional on the adoption by the General Shareholders' eting of the resolution on the implementation of a new incentive program for e members of the Management Board and executive staff of the Company and key bsidiaries of the Company.

BSTANTIATION:

e conditional increase in the Company's share capital shall be effected with a ew to awarding the preemptive right to acquire Series E Shares, Series F ares, and Series G Shares to holders of Series B Bonds, Series C Bonds and ries D Bonds respectively. Pursuant to Art. 448 (S) 4 of the Commercial mpanies Code, the increase in share capital effected for the purpose of arding of the preemptive rights to acquire shares to bondholders of bonds rrying the preemptive right may only take place as a conditional increase in are capital.

king into account that the Bonds will be issued for the purpose of the plementation of the Option Program, on the terms set forth in the resolution

this Ordinary Shareholders' Meeting on the implementation of a new incentive ogram for the members of the Management Board and executive staff of the mpany and key subsidiaries of the Company, the purpose of which is to retain y management personnel of the Company and to establish new efficient incentive chanisms for persons responsible for the management and development of the mpany and its capital group, and consequently to ensure the growth of the mpany's shareholder value, the General Shareholders' Meeting is of the opinion at the conditional increase in the share capital shall be in the interest of e Company.

Attachment to the resolution

RATIONALE FOR THE EXLUSION OF PRE-EMPTIVE RIGHTS AND THE FORMULA FOR ESTABLISHING THE ISSUE PRICE OF SHARES AND PRE-EMPTIVE CONVERTIBLE BONDS

OPINION AND RECOMMENDATION OF THE MANAGEMENT BOARD OF

PKN ORLEN S.A.

e Management Board of PKN ORLEN S.A. (hereinafter also referred as to the mpany) has called an Ordinary General Meeting of Shareholders to be held on 24 ne 2004 (hereinafter also referred as to the Meeting). The Agenda of the eting includes: the passing of a resolution concerning the issuance of bonds ich have a pre-emptive option to convert into PKN ORLEN shares, and the nditional increase in PKN ORLEN's initial capital with exclusion of e-emptive rights. The issuance of the pre-emptive convertible bonds shall be ercised to implement the New Incentive Programme for PKN ORLEN Management ard Members, managers of PKN ORLEN as well as PKN ORLEN's key subsidiaries IP).

rsuant to art. 393, point 5 of the Code of Commercial Companies (the Code) the suance of the bonds, which carry a pre-emptive option to convert into shares, quires the approval of the Supervisory Board. Under provisions of art. 433 (S) of the Code, in the event of the increase in the initial capital of the mpany, shareholders shall have the priority right to subscribe for the newly sued shares (pre-emptive rights). According to art. 23 of the Act on Bonds,

e shareholders' resolution regarding the issuance of pre-emptive convertible nds should take into account the exclusion of the pre-emptive rights of the rrent shareholders. Also, pursuant to art. 433 (S) 2 of the Code, in the terests of the Company, the General Meeting can exclude shareholders' e-emptive rights. Under art. 433 (S) 6, provisions of art. 433 (S) 1 and art. 3 (S) 2 are applicable with respect to the issuance of the securities which clude the right to subscribe for shares, i.e. the pre-emptive convertible nds.

light of the above, under art. 433 (S) 2 of the Code, the Management Board of N ORLEN hereby presents its opinion to the Meeting in respect of exclusion of e pre-emptive right for the current shareholders and the issue price of:

) series B bearer bonds which carry a pre-emptive option to convert into ries E bearer shares

i) series C bearer bonds which carry a pre-emptive option to convert into ries F bearer shares

ii)series D bearer bonds which carry a pre-emptive option to convert into ries G bearer shares (hereinafter referred collectively as to Bonds)

d also in respect of exclusion of the pre-emptive right and formula for tablishing the issue price of shares of series E, F and G (hereinafter ferred collectively as to Shares) issued by the Company through conditional crease in the initial capital of the Company.

e issuance of pre-emptive convertible Bonds and the issuance of Shares, shall low the implementation of NIP for PKN ORLEN Management Board Members, managers PKN ORLEN as well as PKN ORLEN's key subsidiaries, which is felt to retain e Company's managerial staff, introduce new, efficient incentive tools for ose personnel who are responsible for the management and development of PKN LEN and the Capital Group and who have direct influence on the performance, velopment and profitability of the Company. The implementation of NIP should so stabilize those included within the programme and this should contribute to e growth of shareholder value.

king the above into account, the Management Board gives a positive opinion on

e exclusion of the pre-emptive rights of Bonds and Shares for the current areholders of the Company in order to implement NIP. Exclusion of the e-emptive rights is in the economic interest of the Company and its current areholders (a result of NIP's implementation share price should continuously up).

e issue price of the Bond shall be PLN 0.01 as it is the lowest possible price which the pre-emptive convertible bonds can be offered. The minimum price vel of Bonds should, in the Management Board's opinion, facilitate the NIP's rticipants to purchase the Bonds which carry a pre-emptive option to convert to Shares for the issue price of such Shares.

e formula for establishing the issue price of series E, F and G shares offered thin the NIP assumes that the price of these shares shall be equal to the erage closing price of the Company's shares on WSE from the period of 12 nths (i.e. from January 2 to December 31 2003, 2004 and 2005 respectively) rectly year before, in which the Management Board and executive staff of the mpany and key subsidiaries of the Company will be entitled to acquire to rticipate in NIP (i.e. directly in the year before 2004, 2005 and 2006 spectively). According to the NIP principles, Bonds will be offered to NIP's rticipants in the case, if the average closing price of the Company's shares WSE in the period of one year, in which NIP's participants were entitled to rticipate in NIP, will be at least 10% higher than the issuance price lculated in the above formula, that NIP's participants will be entitled to rry out their rights from the offered bonds of series B, C, D after ending of ese periods. This formula for calculating the issue price of series E, F and G ares should ensure that the NIP's participants can only benefit out of the NIP the event of real growth of the Company's shares following their purchase of ries B, C and D Bonds. Real share price growth is in the interest of all areholders.

light of the above, the Management Board recommends that the Company's areholders vote for the resolution regarding exclusion of the pre-emptive ght and the establishing of a formula to set the issue price as outlined by e Management Board of PKN ORLEN.

e Management Board of PKN ORLEN.

RESOLUTION No

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

jarding the establishment of the number of members of the Supervisory Board of
I ORLEN

(S) 1

ler (S) 14, item 1 of the regulations of the General Meeting of Shareholders
PKN ORLEN, the Ordinary General Meeting of Shareholders of PKN ORLEN
:ablishes ... - member composition of the Supervisory Board of PKN ORLEN
:hin two members fulfilling requirements defined in (S) 8 item 5 of the
npany's Articles of Association.

RESOLUTION No

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

jarding appointment to the Supervisory Board of Polski Koncern Naftowy ORLEN
A.

(S) 1

nder (S) 8 item 2 point 2 of the Company's Articles of Association, the rdinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. ecides to appoint .... to the Supervisory Board of olski Koncern Naftowy ORLEN S.A.

(S)2

he resolution takes immediate effect.

RESOLUTION No

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2004

egarding changes of the principles of remuneration for Supervisory Board embers

(S)1

ing under Article 392, (S) 1 of the Commercial Companies Code and with spect to (S) 7, pt. 7, item 4 of the Articles of association, the Ordinary neral Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. decides on the following principles of remuneration by evading of the resolution no 16 the Extraordinary General Meeting of Shareholders of the Company as of nuary 10, 2001 and adopting the following principles of remuneration for pervisory Board members of Polski Koncern Naftowy ORLEN S.A.:

Monthly remuneration for the members of the Supervisory Board at a level of

4.2 times for the Chairman and

3.3 times for the other members

ual to the average monthly salary in PKN ORLEN calculated as for the quarter fore the time of payment from Personal Remuneration Fund excluding payments e to annual award, compensations, equivalents, severance pay and statutory mpensation and compensations as a result of internal Company's obligations.

The member of the Supervisory Board is entitled to such payment, as scribed in item 1 above, regardless of the number of meetings called.

The member of the Supervisory Board is not entitled to such payment for the nth in which the member was absent without justification from all the etings. The member's absence can be justified or not through the resolution of e Supervisory Board.

Payment described in item 1 above is calculated proportionally to the mber of days of holding the position in cases where an appointment or recall made in the middle of the month.

Payment described in item 1 above will be paid in arrears, by the 20th day the month following that for which it is due.

Payment charges the Company account.

According to the private person income tax bill dated July 26, 1991 ournal of Bills No 14 of the year 2000 item 176 with the latter amendments), e Company calculates and deducts in advance money for the income tax from the yments due to the Supervisory Board members.

The members of the Supervisory Board are entitled to receive payment scribed in items 1-7 above starting from the first day of the month after proval of the above principles by the Ordinary General Meeting of Shareholders

PKN ORLEN.

ɔut PKN ORLEN SA

N ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with stings on the Warsaw and London Stock Exchanges, and trading on the OTC market the U.S.A. It is Poland's largest refiner of crude oil and marketer of rld-class petroleum and related products. It has a substantial wholesale and tail distribution system that includes the largest network of service stations Poland. It also has significant financial investments in the lecommunications sector in Poland.

D

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Option Programme
Released	16:26 21-May-04
Number	9740Y

PKN ORLEN SA
SEC File
82-5036

Current Report 38/2004 dated 21 May 2004

The Management Board of PKN ORLEN S.A. (hereinafter the „**Company**") hereby gives notice of initiation of the procedure aimed at the issuance of bearer bonds carrying the preemptive right to acquire shares in the Company.

The Management Board of the Company has taken steps to convene an Ordinary General Shareholders Meeting of the Company, including on its agenda issues relating to the implementation of a new incentive programme for the members of the Management Board and executive staff of the Company and key subsidiaries of the Company, to be based upon the issuance of bonds carrying the preemptive right (hereinafter the "**Option Programme**"). The intended implementation of the Option Programme within the Company is related to the completion in 2003 of the incentive programme based upon the issuance of Series A bonds convertible into Series D shares.

As proposed by the Management Board the resolution on the issue of Bonds carrying the preemptive right to acquire shares in the Company, on the conditional increase in the share capital, excluding the preemptive right, and on amendment to the Charter of the Company shall be adopted by the Ordinary General Shareholders Meeting of the Company, provided that the Ordinary General Shareholders Meeting has adopted the resolution on the implementation of the Option Programme.

It is anticipated that the bonds carrying the preemptive right, with a nominal value and issue price of 1 grosz (PLN 0.01), issued under the Option Programme (the „**Bonds**"), will be originally acquired by a trustee who will subsequently offer them to the persons eligible for participation in the Option Programme.

The Management Board proposes that, for the purposes of the Option Programme, the Company issue: (i) 3,866,667 Series B Bonds, (ii) 3,866,667 Series C Bonds; and (iii) 3,866,666 Series D Bonds.

As proposed by the Management Board, one Bond of Series B, C or D, respectively, is to give the right to acquire one Share of Series E, F or G, respectively.

31 December 2008, shall be the date of final redemption of the Bonds and expiration of the preemptive rights.

It is anticipated that Bonds will not bear interest.

The Management Board proposes that, in order to grant holders of the Bonds the right to acquire shares in the Company, the General Shareholders Meeting adopt a resolution on the conditional increase in the share capital of the Company by the amount of PLN 14,500,000 to be effected by way of issuance of no more than (i) 3,866,667 ordinary bearer Series E shares, (ii) 3,866,667 ordinary bearer Series F Shares; and (iii) 3,866,666 ordinary bearer Series G Shares.

The value of the Company's equity as of 31 March 2004 amounted to PLN 9,525,405 thousand (consolidated financial statement for Q1 2004). Hence, the aggregate nominal value of the Bonds, amounting to PLN 116,000, represents 0.001218% of the Company's equity and the aggregate nominal value of the Company's shares to be acquired on the basis

of Bonds, amounting to PLN 14,500,000, represents 0.1522% of the Company's equity. On the other hand, the sum of the aggregate nominal value of Bonds and the aggregate nominal value of all issued and unredeemed bonds of the Company (i.e. the sum of the nominal value of Bonds amounting to PLN 116,000 and the aggregate nominal value of all issued and unredeemed bonds of the Company amounting to PLN 100,000,000) represents 1.05% of the Company's equity, as of 31 March 2004.

The Management Board recommends that the General Shareholders Meeting authorize the Supervisory Board to adopt, upon the motion of the Management Board, a decision about a possible introduction of the Bonds to public trading in securities, provided that the Supervisory Board would have the right to make such decision if it considers introduction of the Bonds to public trading as appropriate, no later than by the time the Bonds are offered to the trustee.

About PKN ORLEN S.A.

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Agenda of the OGMs
Released	16:25 21-May-04
Number	9738Y

Current report 37/2004 dated 21 May 2004

Agenda for the Ordinary General Meeting of Shareholders of PKN ORLEN SA.

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby publishes the Agenda of the Ordinary General Meeting of Shareholders of PKN ORLEN to be held on 24 June 2004. The Meeting shall commence at 10.00 CET in Plock (Poland) at the following address:

Centrum Edukacji Grupa ORLEN

ul. Kobylinskiego 25

Hall B

Agenda of the Ordinary General Meeting of Shareholders of PKN ORLEN:

1. Opening;
2. Election of the Chairman of the Meeting;
3. Affirmation of the legality of the Meeting;
4. Approval of the Agenda;
5. Election of the Vote Counting Commission;
6. Revision of the Management Board's Report on PKN ORLEN's performance and financial results of PKN ORLEN for the periods ending December 31, 2003 with a motion concerning profit distribution for the year ending December 31, 2003.
7. Presentation of the Supervisory Board's Report on the Management Board's Report on PKN ORLEN's performance and financial results of PKN ORLEN for the periods ending December 31, 2003 with the Management Board's motion concerning profit distribution for the year ending December 31, 2003.
8. Passing of a resolution concerning approval of the Management Board's Report on PKN ORLEN's performance and financial results for the year ending December 31, 2003.
9. Passing of a resolution concerning distribution of profit made by PKN ORLEN in 2003.
10. Passing of resolutions concerning approval of PKN ORLEN Management Board Members' performance in 2003;
11. Passing of resolutions concerning approval of PKN ORLEN Supervisory Board Members' performance in 2003;
12. Revision and passing of a resolution concerning the Management Board's Report on performance of PKN ORLEN's Capital Group and the consolidated financial results of PKN ORLEN's Capital Group for the year ending December 31, 2003.
13. Resolution concerning approval for disposal (sale or lease) of self-operating parts of the Company;
14. Passing of a resolution concerning approval for disposal (sale or perpetual usufruct purchase) of self-operating parts of the Company;
15. Passing of a resolution concerning approval of the Corporate Governance principles for the issuers of shares, convertible bonds and the pre-emptive conversion bonds admitted to public trading

16. Passing of a resolution concerning amendments to the Articles of Association of PKN ORLEN;
17. Passing of a resolution concerning the implementation of the New Incentive Programme (NIP) for PKN ORLEN Management Board Members, managers of PKN ORLEN as well as PKN ORLEN's key subsidiaries.
18. Passing of a resolution concerning the issuance of bearer bonds with a pre-emptive conversion right into PKN ORLEN's shares, conditional increase of PKN ORLEN's initial capital with exclusion of the acquisition rights and amendments to the Articles of Association of PKN ORLEN;
19. Passing of a resolution concerning completion of the composition of the Supervisory Board of PKN ORLEN in respect of Mr Krzuszytof Kluzek's resignation;
20. Passing of a resolution concerning changes to the principles of remuneration of the Supervisory Board of PKN ORLEN;
21. Closure of the General Meeting of Shareholders.

Pursuant to the art. 402 § 2 of the Code of Commercial Companies, PKN ORLEN hereby publishes proposed amendments to the Articles of Association of PKN ORLEN:

1. **§ 7 item 11 as below:**

"The voting rights of the Company's shareholders is restricted in the way that at the General Meeting of Shareholders none of them can exercise more than 10% of the total votes existing in the Company as of the day when the General Meeting of Shareholders takes place, with the restriction that for the purpose of establishing principles for persons buying significant stakes of shares stated in Law on Public Trading of Securities such restrictions concerning voting rights do not exist. The above mentioned voting right restriction does not concern Nafta Polska S.A., the State Treasury and depository bank, which on the basis of the agreement between the bank and the Company issued depository receipts in connection with the Company's shares (in case this entity exercises its voting right from the Company's shares). For the purposes of this item the voting right exercised by the dependent entity is understood as exercise of voting rights by the dominant entity as stated in Law on Public Trading of Securities and for the counting of votes to which a shareholder is entitled the number of votes per share is added to the number of votes per share a shareholder would have if his GDR were exchanged for shares."

<u>To be replaced with the following:</u>

\-

"The voting rights of the Company's present and future shareholders, those who buy or come into possession of the Company's shares after the changes to the Company's Article of Association at the General Meeting of Shareholders dated 24 June 2004, are restricted in that the shareholder, who, after buying or coming into possession of the Company's shares, has more than 20% of the total votes of the Company, cannot exercise more than 20% of the total votes of the Company as of the day when the General Meeting of Shareholders takes place, with the restriction that for the purpose of establishing the principles for persons buying significant shareholdings stated in Law on Public Trading of Securities such restrictions concerning voting rights do not mean an exemption from duty. For the purposes of this item, the voting right exercised by the dependent entity is understood as exercise of voting rights by the dominant entity as stated in Law on Public Trading of Securities and for the counting of votes to which a shareholder is entitled the number of votes per share is added to the number of votes per share a shareholder would have if his GDR were exchanged for shares. The change of this item requires the passage of a resolution by the General Meeting of Shareholders with the majority of 80% of the given voices."

"Terms of office of individual Supervisory Board members with a mandate on the day of the registration of the changes to the Articles of Association, passed in a form of a resolution of the Extraordinary General Meeting of Shareholders on 8 April 2004, turn, starting from that day, into a common term of office and the beginning of such common term starts on 21 February 2004."

3. **§ 8 item 11 point 13 as below:**

"Giving assent, following Management Board motions, to sell property / real estate or shares in such property / real estate, whose net book value does not exceed one twentieth of the initial capital."

to be replaced with the following:

"giving assent, following Management Board motions, to sell property, perpetual usufructs or a share of such property, whose net book value exceeds one twentieth of the initial capital, but does not exceed one twentieth of the initial capital"

4. **§ 8 item 11 point 14 as below:**

"Giving assent, following the Management Board's motions, to purchase property or a share of a property, on condition that, if the value according to the net purchase price of such property or share of a property exceed one fortieth of the initial capital"

To be replaced with the following:

"Giving assent, following the Management Board's motions, to purchase property, perpetual usufruct or a share of a property, on condition that, if the value according to the net purchase price of such property, perpetual usufruct or share of a property exceeds one fortieth of the initial capital."

5. **§ 9 item 7 point 2 as below:**

"Sale of property / real estate or share of such property / real estate, whose net book value does not exceed one twentieth of the initial capital. The sale will only take place after prior approval of the Supervisory Board".

to be replaced with the following:

"Sale of property / real estate, perpetual usufruct or share in such property / real estate, whose net book value does not exceed one twentieth of the initial capital. The sale will only take place after prior approval of the Supervisory Board".

6. **§ 9 item 7 point 3 as below:**

"The purchase of property / real estate or share of a property / real estate, whose value according to the net purchase price does not exceed one fortieth of the initial capital."

To be replaced with the following:

-

The purchase of property / real estate, perpetual usufruct or share of a property / real estate, on condition that, if the value according to the net purchase price of such property / real estate, perpetual usufruct or share of a property / real estate exceeds one fortieth of the Company's initial capital, the purchase requires approval of the Supervisory Board."

-

7. **§ 9 item 7 point 4 as below to be deleted:**

-

"The purchase of property / real estate or share in a property / real estate, whose net book value according to the net purchase price exceeds one fortieth of the initial capital. The purchase can be executed subject to approval of the Supervisory Board."

Pursuant to the art. 402 § 2 of the Code of Commercial Companies, PKN ORLEN hereby publishes proposed draft resolution No 18 in Agenda:

"Pursuant to the art. 393 point 5, art. 430 and art. 448-453 of the Code of Commercial Companies, art. 22 and 23 of the Act on Bonds dated 29 June 1995 and pursuant § 7 item 7 point 5, 9 and 12 of the Articles of Association of PKN ORLEN, in respect of the resolution passed by this Ordinary General Meeting of Shareholders concerning the implementation of the New Incentive Programme for PKN ORLEN Management Board Members, managers of PKN ORLEN as well as PKN ORLEN's key subsidiaries (**NIP**), the Ordinary General Meeting of Shareholders passes as follows:

§ 1

1. In order to implement NIP,

   (i) for the purpose of the management option programme (**Option Programme**), being part of NIP, PKN ORLEN will issue:

   a) 3,866,667 (three million eight hundred sixty six thousand six hundred sixty seven) bearer bonds Series B with a par value of PLN 0.01 each (Series B Bonds) which carry a pre-emptive option to convert into bearer shares Series E (Series E Shares)
   b) 3,866,667 (three million eight hundred sixty six thousand six hundred sixty seven) bearer bonds Series C with a par value of PLN 0.01 each (Series C Bonds), which carry a pre-emptive option to convert into bearer shares Series F (Series F Shares)
   c) 3,866,666 (three million eight hundred sixty six thousand six hundred sixty six) bearer bonds Series D with a par value of PLN 0.01 each (Series D Bonds together with series B Bonds and series C Bonds hereinafter referred to as **Bonds** and their holders referred to as **Bondholders**), which carry a pre-emptive option to convert into ordinary bearer series G shares of PKN ORLEN (Series G Shares together with Series E Shares, Series F Shares hereinafter referred to as **Shares**).

2. Bonds will be issued in intangible form (certificates will not be issued). PKN ORLEN's rights and obligations as a issuer and bondholders' rights and obligations will be specified in the terms and conditions of the issue as defined in art. 5b of the Act on Bonds dated 29 June 1995 (unified text, Journal of Bills as of 2001, No 120, pos. 1300 with the latter amendments "The Act on Bonds") as in § 4 of this resolution ("the terms and conditions of the issue").

3. Bonds will not be secured as defined in the Act on Bonds.

4. Interest will not be charged on the Bonds.

§ 2

1. The issue of the Bonds shall be executed through addressing a purchase offer to ORLEN Powiernik Sp. z o.o. based in Plock ("ORLEN Powiernik"), or, in the event the Supervisory Board of PKN ORLEN makes a decision to admit the Bonds to public trading of securities, through addressing such a purchase offer to an independent underwriter (a sub-issuer to be addressed with the Bond purchase offer shall be referred to in this resolution as **Powiernik - the trustee**). The terms and conditions of the agreement with Powiernik require the approval of the Supervisory Board.

2. Under the agreement between PKN ORLEN and Powiernik, the latter will not be permitted to exercise the pre-emptive conversion option due to Bonds being surrendered. Under such agreement, Powiernik shall be obliged to offer Bonds to qualifying persons under the Option Programme and to qualifying persons under the Bonus Programme under the conditions set out in a resolution of this Ordinary General Meeting of Shareholders concerning the implementation of NIP for PKN ORLEN Management Board Members, managers of PKN ORLEN as well as PKN ORLEN's key subsidiaries and the Regulations of the Option Programme and the Bonus Programme, as approved by the Supervisory Board of PKN ORLEN.

3. The effective purchase date of the Bonds by Powiernik, as well as the deadline for accepting such offer by Powiernik, shall be defined in the terms and conditions of the issue. Bonds shall be attributed to Powiernik by the Management Board of PKN ORLEN.

4. The issue price of one Bond will be equal to the par value of one Bond, i.e. PLN 0.01.

§ 3

1. The deadline for the purchase of the Bonds shall be 31st December 2008.

2. With respect to § 4 item 2 of this resolution, the purchase of the Bonds shall be executed at par value.

3. Bonds which have been converted into Shares under the pre-emptive option shall be purchased by PKN ORLEN within a maximum of 30 days from the date of the Bondholder declaring the conversion. In the event that the above-set purchase date of Bonds shall be after the purchase date as in § 3 item 1 of this resolution, Bonds shall be purchased within a term specified in § 3 item 1 of this resolution.

4. In the event of a permanent cessation of trading in PKN ORLEN's shares on WSE, in particular due to a potential withdrawal of PKN ORLEN's shares from public trading of securities, the Bondholders' pre-emptive conversion rights shall expire on the last day of trading in PKN ORLEN's shares. In this case, provided that until the last date of trading in PKN ORLEN's shares, the pre-emptive conversion rights of the Bondholders are not replaced with at least equal rights, PKN ORLEN shall, within one month from the cessation of trading, exercise preliminary purchase of all

Bonds at their par value and shall pay out to each Bondholder an additional amount as specified in item 5 below.

5. The additional purchase amount, as in item 4 above, attributable to each unconverted Bond shall be specified in Terms of Issuance, whereby such an amount will not be lower than the difference between PKN ORLEN's average share price on WSE (continuous trading) over the 60 trading days before the cessation of trading and the issue price of the Share which can be converted from such Bond. In the event the above-described difference is equal to 0 (zero) or appears negative (minus), the Bondholder shall not be entitled to receive either the additional purchase amount or the right to compensation.

§ 4

1. Additional detailed terms and conditions of issuance, including specific terms and conditions relating to the exercising of the options by Bondholders, detailed principles, terms and conditions of the Shares purchase and terms of commencement and closure of receiving the Bondholders' declarations of execution of the pre-emptive conversion rights, shall be defined by the Management Board in Terms of Issuance. These conditions shall be valid and binding after approval by the Supervisory Board of PKN ORLEN.

2. Under the conditions of issuance, the Management Board can specify terms and conditions other than in § 3 item 4 of this resolution under which PKN ORLEN shall be obliged or authorized to the preliminary purchase of Bonds and under which it shall be obliged or authorized to define a cash benefit in respect of the preliminary purchase of Bonds, or the way such benefit has been calculated, should such cash benefit be required.

3. Following the Management Board's motion, the Supervisory Board is authorized to make a decision as to whether the Bonds should be admitted to public trading. Such decision can be made by the day Powiernik is offered the Bonds. In the event such a decision is made, the Management Board shall be authorized to undertake all actions in this respect, including entering the Bonds into an underwriting agreement.

§ 5

1. Holders of Series B Bonds have the pre-emptive option to convert into Series E Shares before the conversion rights of PKN ORLEN's shareholders

2. Holders of Series C Bonds have the pre-emptive option to convert into Series F Shares before the conversion rights of PKN ORLEN's shareholders

3. Holders of Series D Bonds have the pre-emptive option to convert into Series G Shares before the conversion rights of PKN ORLEN shareholders

4. Conversion into series E, F and G Shares will follow under the rules listed below

(i) One Series B Bond gives a pre-emptive option to convert into one

Series E Share,

(ii) One Series C Bond gives a pre-emptive option to convert into one Series F Share,

(iii) One Series D Bond gives a pre-emptive option to convert into one Series G Share,

(iv) The option conversion rights with respect to PKN ORLEN's series E, F and G Shares shall be executed in compliance with art. 451 of the Code of Commercial Companies in the form of written declarations submitted by holders of Series B, C, D respectively on a blank form prepared by PKN ORLEN. The Management Board shall be obliged to notify Sad Rejestrowy *(Registry Court)* about these conversions in order to update the initial capital register according to art. 452 of the Code of Commercial Companies.

(v) The declaration of converting Bonds into Shares can be submitted by the Bondholders in the periods set out in the terms and conditions of issuance,

(vi) The pre-emptive conversion term (by the respective Bondholders) of Series B Bonds into Series E Shares expires on 31st December 2008.

(vii) The pre-emptive conversion term (by the respective Bondholders) of Series C Bonds into Series F Shares expires on 31st December 2008.

(viii) The pre-emptive conversion term (by the respective Bondholders) of Series D Bonds into Series G Shares expires on 31st December 2008.

§ 6

1. In order to give the holders of Series B, C and D Bonds the right to convert them into PKN ORLEN's series E, F and G Shares, respectively, PKN ORLEN's initial capital is conditionally increased by PLN 14,500,000 (fourteen million, five hundred thousand).

2. The Conditional increase in the Company's initial capital, as in item 1 above, will be made through:

- the issue of not more than 3,866,667 (three million, eight hundred and sixty six thousand, six hundred and sixty seven) ordinary bearer series E shares,
- the issue of not more than 3,866,667 (three million, eight hundred and sixty six thousand, six hundred and sixty seven) ordinary bearer series F shares,
- the issue of not more than 3,866,666 (three million, eight hundred and sixty six thousand, six hundred and sixty six) ordinary bearer series G shares,

with a par value of PLN 1.25 per share. The total par value of conditionally increased initial capital will not be higher than PLN 14,500,000 (fourteen million, five hundred thousand).

3. Persons entitled to acquire Series E Shares shall be exclusively holders of Series B Bonds converting them, under the pre-emptive option, into Series E Shares.

4. Persons entitled to acquire Series F Shares shall be exclusively holders of Series C Bonds converting them, under the pre-emptive option, into Series F Shares.

5. Persons entitled to acquire Series G Shares shall be exclusively holders of Series D

Bonds converting them, under the pre-emptive option, into Series G Shares.

6. The Bondholders can execute the option under the terms specified in §5 item 5 point (v) - (viii) of this resolution.

7. The issue price of:
   (i) Series E Shares shall equal the average closing price of PKN ORLEN's shares on WSE from the period of 2 January 2003 to 31 December 2003 which shall be specified by the Management Board of PKN ORLEN;

   (ii) Series F Shares shall equal the average closing price of PKN ORLEN's shares on WSE from the period of 2 January 2004 to 31 December 2004 which shall be specified by the Management Board of PKN ORLEN;

   (iii) Series G Shares shall equal the average closing price of PKN ORLEN's shares on WSE from the period of 2 January 2005 to 31 December 2005 which shall be specified by the Management Board of PKN ORLEN.

8. The Management Board of PKN ORLEN is entitled and authorized to undertake all actions with respect to offering Series E, F and G Shares to public trading of securities and, afterwards, trading on WSE.

9. Shares registered for the first time on the account, not later than one day before the day of the opening of the General Meeting of Shareholders, whose Agenda includes the profit distribution or loss coverage for the financial year preceding the year in which Shares were registered on the account, are entitled to the dividend for this preceding year starting from January 1st of the preceding year.

   Shares registered for the first time on the account not sooner than on the day of the opening of the General Meeting of Shareholders whose Agenda includes the profit distribution or loss coverage for the financial year preceding the year in which Shares were registered on the account, are entitled to the dividend for this year in which they were for the first time registered on the account, starting from January 1st of this year.

§ 7

Current shareholders' rights to acquire Bonds and Shares shall be entirely excluded according to the Management Board's opinion, as set out in art. 433 § 2 of the Code of Commercial Companies and which is attached to this resolution.

§ 8

The Management Board is entitled and authorized to undertake, to the extent which is not within the competence of other bodies, all necessary actions to execute this resolution.

§ 9

The Articles of Association of PKN ORLEN should be changed in a way that the following sentence is added to § 3 item 1:

"Pursuant to the resolution of the Ordinary General Meeting of Shareholders dated June 24, 2004 concerning the issue of Bonds with pre-emptive conversion options and the conditional increase in the initial capital with exclusion of the pre-emptive rights and amendments to the Articles of Association of PKN ORLEN, the initial capital of PKN

OLREN has been conditionally increased by PLN 14,500,000 through:

- the issue of not more than 3,866,667 (three million, eight hundred and sixty six thousand, six hundred and sixty seven) ordinary bearer series E shares,
- the issue of not more than 3,866,667 (three million, eight hundred and sixty six thousand, six hundred and sixty seven) ordinary bearer series F shares,
- the issue of not more than 3,866,666 (three million, eight hundred and sixty six thousand, six hundred and sixty six) ordinary bearer series G shares,

with the par value of PLN 1.25 each share."

§ 10

The Supervisory Board of PKN ORLEN shall be authorized to agree a unified text for the Articles of Association of PKN ORLEN, covering amendments resulting from this resolution, including amendments resulting from the successive increase of PKN ORLEN's initial capital due to the execution by the Bondholders of the pre-emptive conversion rights under conditional increase in the initial capital covered by this resolution.

§ 11

This resolution is passed on condition that the General Meeting of Shareholders passes a resolution concerning the implementation of NIP for PKN ORLEN Management Board Members, managers of PKN ORLEN as well as PKN ORLEN's key subsidiaries.

JUSTIFICATION:

Conditional increase of PKN ORLEN's initial capital is made to give the right to acquire Shares of series E, F and G by holders of Bonds series B, C and D, respectively. According to art. 448 § 4 of the Code of Commercial Companies, the increase of initial capital for the purpose of giving the bondholders right to convert bonds into shares can be realized only through a conditional increase of the initial capital.

Due to the fact that Bonds shall be issued to execute NIP according to the provisions of the resolution passed by this Ordinary General Meeting of Shareholders, regarding implementation of NIP for PKN ORLEN Management Board Members, managers of PKN ORLEN as well as PKN ORLEN's key subsidiaries and, which is intended (NIP) to stabilize the Company's managerial staff, introduce new, efficient incentive tools for personnel who are responsible for management and development of PKN ORLEN and the Capital Group and, in consequence, building the value for shareholders. The General Meeting of Shareholders represents the standpoint that conditional increase of the initial capital shall be made for the Company's good sake.

Participation in the Ordinary General Meeting of Shareholders is permitted for those holding certificates, issued by a brokerage house or a bank managing a securities account, stating the number of shares owned and confirming that the shares will have been deposited in the account by the end of the Meeting.

Participation in the Meeting is permitted on condition that the certificates mentioned above will be submitted by 16 June 2004 inclusive at the Legal Office - room 203, Company Headquarters in Plock, Chemikow St. 7, between 7.30 a.m. and 4 p.m.

Voting can be performed either personally or through a power of attorney. Representatives of legal persons should submit the relevant copy of a court register defining the persons entitled to represent such legal persons.

A week before the Meeting, copies of the materials concerning cases and matters listed in the agenda and materials concerning the Meeting, to the extent required by Law, will be made available to Shareholders between 8 a.m. and 3 p.m in the reception of the Company's Headquarters at 7 Chemikow St. Plock,. .

Copies of the Management Board's Report on PKN ORLEN's performance and a report on financial results of PKN ORLEN, together with a copy of the Supervisory Board's Report and a copy of the Certified Auditor's report, will be distributed no earlier than 15 days before the Meeting. The copies of other issues included in the Agenda will be made available no earlier than a week before the Meeting in the Company's Headquarters at the reception desk from 8 am till 3 pm.

The list of shareholders entitled to participate in the Meeting will be made available in the Company's Headquarters for three days before the Meeting. Registration of shareholders and distribution of voting cards will begin at 9.00 a.m. in front of the meeting hall.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

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Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	ORLEN Deutschland
Released	15:56 14-May-04
Number	7135Y

PKN ORLEN SA
SEC File
82-5036

Current report No 36/2004 dated 14 May, 2004

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, informs that on 11th May 2004 a Register Court in Elmshorn (Germany) registered an initial capital increase in ORLEN Deutschland Immobilien GmbH, based in Elmshorn.

The initial capital of ORLEN Deutschland Immobilien GmbH was increased from EUR 30,000,000 to EUR 60,000,000. The capital was increased through a cash contribution from PKN ORLEN of PLN 30,000,000. The total number of votes is 1,200,000.

The Register Court also registered the name of the new company - ORLEN Deutschland GmbH, and as of 11 May 2004 the following companies have been displaced from the Register Court, as they have been parts of the chain merger:

1. Jewel Tankstellen Nord GmbH (taken over by AMF Service GmbH)
2. Orlen Tankstellen Aktiengesellschaft (taken over by AMF Service GmbH)
3. NTG Norddeutsche Tankstellen AG (taken over by ORLEN Deutschland Immobilien GmbH)
4. AMF Service GmbH (taken over by Orlen Deutschland GmbH)
5. Orlen Deutschland GmbH (merged with ORLEN Deutschland Immobilien GmbH)

PKN ORLEN owns 100 per cent of the total shares in ORLEN Deutschland GmbH.

The company specialises in fuel wholesale and retail.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

CAPITAL GROUP OF
POLSKI KONCERN NAFTOWY ORLEN

PKN ORLEN SA
SEC File
82-5036

CONSOLIDATED ANNUAL REPORT
FOR 2003

PLOCK, APRIL 2004

Further presented Consolidated Annual Report of capital group of PKN ORLEN for 2003 consists of:

- Consolidated financial statements of capital group of PKN ORLEN for the year ended 31 December 2003
- Management Board Commentary on Business Operations of capital group of PKN ORLEN for 2003
- Auditor's opinion on consolidated financial statements for the year ended 31 December 2003
- Auditor's report supplementing the opinion on consolidated financial statements

KOMISJA PAPIEROW WARTOSCIOWYCH I GIELD
(SECURITIES EXCHANGE COMMISSION)

00- 950 WARSZAWA PLAC POWSTANCOW WARSZAWY 1

Consolidated annual report SA-RS 2003

(according to § 57. 2 and § 58.3 Council of Ministers Decree dated 16 October 2001 - Journal of Law no 139, item 1569 and Journal of Law from 2002 no 31 item 280)

(manufacturing, contracting, trading and service industry issuers)

For current period from 01.01.2003 to 31.12.2003
and previous year from 01.01.2002 to 31.12.2002

20 April 2004
(date of submission)

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA
(issuer full legal name)

PKN ORLEN S.A.
(abbreviated legal name)

CHEMICAL INDUSTRY
(industry classification according to Securities Exchange in Warsaw)

09-411
(postal code)

PLOCK
(location)

CHEMIKOW
(street)

7
(number)

48 24 365 28 95
(phone)

48 24 365 40 40
(fax)

media@orlen.pl
(e-mail)

774-00-01-454
(NIP)

610188201
(REGON)

www.orlen.pl
(www)

ERNST & YOUNG AUDIT SP. Z O.O.
(Auditor)

19 April 2004
(Date of opinion)

Extended annual report contains:

- ☒ Auditor's opinion and report on the financial statement
- ☒ Annual consolidated financial statement
  - ☒ Introductory notes
  - ☒ Consolidated balance sheet
  - ☒ Consolidated profit and loss account
  - ☒ Movements in shareholders equity
  - ☒ Consolidated cash flow statement
  - ☒ Explanatory notes
- ☒ Management's commentary (report on activities)

SELECTED FINANCIAL DATA	PLN thousand		EUR thousand	
	2003	2002	2003	2002
I. Net sales	33,720,934	26,328,379	7,582,168	5,919,949
II. Operating profit	1,303,849	758,613	293,171	170,574
III. Gross profit	1,242,087	772,432	279,284	173,682
IV. Net profit	1,013,649	479,335	227,919	107,779
V. Net cash flow from operating activities	1,613,772	1,359,675	362,857	305,724
VII. Net cash flow used in investing activities	(1,245,628)	(935,707)	(280,080)	(210,394)
VI. Net cash flow used in financial activities	15,404	(449,002)	3,464	(100,958)
VIII. Net cash flow	383,548	(25,034)	86,241	(5,629)
IX. Total assets	16,982,695	14,783,526	3,600,317	3,134,095
X. Liabilities and provisions for liabilities	7,125,476	6,186,620	1,510,595	1,311,588
XI. Long term liabilities	1,864,730	424,009	395,321	89,890
XII. Short term liabilities	4,301,482	4,807,099	911,911	1,019,101
XIII. Shareholders equity	9,129,889	7,927,014	1,935,529	1,680,520
XIV. Share capital	534,636	525,221	113,342	111,346
XV. Number of shares as at 31 December 2003	427,709,061	420,177,137	427,709,061	420,177,137
XVI. Earnings per ordinary share (PLN/EUR)	2.41	1.14	0.54	0.26
XVII. Diluted earnings per ordinary share (PLN/EUR)	-	-	-	-
XVIII. Net book value per share (w PLN/EUR)	21.35	18.87	4.53	4.00
XIX. Diluted net book value per share (w PLN/EUR)	-	-	-	-
XX. Declared (current year) or paid (previous year) dividend per share (w PLN/EUR)	0.44	0.14	0.10	0.03

Financial data presented above is recalculated into EURO according to the following rules:

- assets and liabilities items on the basis of average exchange rate published as at 31 December 2003 i.e. 4.7170 PLN/EUR,
- profit and loss account items and cash flow statement items on the basis of exchange rate calculated as arithmetic mean of average exchange rates determined by NBP as at the last day of each month of the twelve months period (1 January 2003 – 31 December 2003) i.e. 4.4474 PLN/EUR.

Letter from the President

Dear Ladies and Gentlemen,

In 2003, PKN ORLEN expended considerable effort and performed serious undertakings and investments, which brought the expected results. The efforts and commitment of our management staff as well as the leveraging of the favourable market conditions translated into the best financial performance in our history. Our consolidated net profit was PLN 1 014m. When published, the data boosted PKN ORLEN's stock price to the record-high level. We take great pride in this positive assessment of our performance by the investors.

Last year was favourable for the refining industry although, despite the war in Iraq, the oil prices rose by a mere 15.3% (to USD 28.86/b). The refining margin reached a very satisfactory level of USD 3.06/b (twice as high as in 2002). The Urals/Brent oil price differential, which is another material factor in our profitability, went up by 45.5% (to USD 1.76/b).

In 2003, Poland was one of the most rapidly developing countries in Europe. It recorded a 3.7% growth of the GDP, which translated into an almost 6% growth in fuel consumption and a 16% increase in new car sales. The positive macroeconomic data for the first quarter of 2004 offers positive outlook.

One of the landmark events in 2003 was the launch of the industry consolidation process in the region by PKN ORLEN. The agreement with MOL, a Hungarian oil concern, opens way to closer cooperation and later to equity amalgamation of the two companies. We also entered the privatisation bid for the Czech Unipetrol. All these steps were taken in pursuance of our strategic objective – to establish a strong position of PKN ORLEN at the core of a Central European refining and petrochemical concern.

To create such a strong international player, we must make the most of our potential, though. That is why we took the effort to prepare and implement the long-term Value Based Management project, which led to formulating a strategy and transforming it into specific objectives for each management centre – from the Management Board to the middle management staff. The VBM has already been implemented in the

budget, reporting, investment assessment, management-by-objectives, and shareholder communication systems. In this way, the Management Board gained an effective tool to define management objectives, make correct assessment of employees' performance and provide them with appropriate motivation. The senior and middle management staff may verify which actions will affect the shareholder value and how, so that the most effective solution may be selected. That is why the communication with our shareholders can be based on the same assessment criteria which have been known and applied on the developed markets for many years now. Our programme comprises five major elements:

- Employment rightsizing,
- Cost cutting,
- Reorganisation, modernisation and expansion in the retail segment,
- Increased use of the throughput capacities at our refinery (including development of the petrochemical part), and
- Reorganisation and sale of assets of our non-core businesses.

With a view to achieving the goal of doubling the Company's value by 2006 through increased efficiency of PKN ORLEN and its Group, in 2003 we consistently implemented individual elements of the programme. The implementation of the Comprehensive Cost Cutting Programme, which began in July, brought measurable financial benefits to the Company in 2003. Moreover, last year saw creation of an entire implementation infrastructure and auxiliary programmes. Our cost-cutting programme is quite ambitious – it provides for savings of PLN 800m annually. However, with such highly motivated and devoted management staff, we are definitely closer to fulfilling this objective. The programme conveys a message to the entire team that there is a necessity to take up serious challenges and perform the assigned tasks in our daily activities. In 2003, the entire Company recorded reduction of costs by PLN 144m, which is in line with the projections made at the beginning of 2003. One of the supporting programmes, namely the Voluntary Retirement Scheme, is also producing material results (over 400 declarations received), while the Reorganisation of the Regional Structures Plan is ready for implementation. The initiatives pursued in the area of sales, procurement and logistics confirmed that there is further scope for efficiencies. The total headcount at the concern went down by 2,700 in 2003, including a 1,500 decrease resulting from the disposal of PKN

ORLEN's 25 non-core companies. Further 21 companies are planned to be sold in 2004, which will entail a further reduction of employment at the ORLEN Group by 1,600 employees and at PKN ORLEN by 500. We completed the performance of the rebranding of our own service stations and now we prepare to re-brand the franchised stations.

In line with my declarations made after I took office two years ago and the plan which I outlined to you at that time, we pursued the strategy of diversification of our business and expansion in Poland. We established a joint venture with Basell, a global leader and a major player in the petrochemical sector. The joint venture is one of the largest investment projects in the Polish economy, with the estimated value of EUR 500m. Basell Orlen Polyolefins was awarded the 2003 European Petrochemical Transaction of the Year title by the *Project Finance* magazine.

Despite the fact that the tender for the privatisation of the Lotos Group was unsuccessful, we still believe that PKN ORLEN is the best partner for this group and we will continue our efforts aimed at implementing this concept.

In 2003, the rationale behind our first major foreign acquisition was confirmed. Almost 500 of our service stations successfully operated on the German market. Despite not fully continuous operation related to the rebranding of the stations into ORLEN and STAR, the service stations became profitable already in the first year of operations, although our conservative plan had assumed less optimistic financial results. Thanks to the operation of the network of service stations in Germany, we sold additional 400,000 tonnes of fuel in Poland as a result of swap transactions with international concerns, which brought synergies estimated at approximately EUR 10m, in line with the promise made last year.

These actions show that apart from the work aimed at increasing the efficiency of PKN ORLEN, we also know how to execute and implement international projects. Currently we are working on next projects.

The year 2003 proved that the ORLEN shares are a good investment. The restructuring programmes yielded the anticipated results and ORLEN has a strong and established position on the market. The execution of the M&A plans in Central

Europe will further boost the market value of our Company. The Warsaw Stock Exchange enjoys an upward trend in line with the growth of GDP, and Poland's accession to the European Union should provide another stimulus for further growth of the economy. As a result of a combination of these factors – the achieved increase in the efficiency of our operations, growth of the domestic economy and satisfactory margins – we steadily pursue our aim, which is the doubling of the economic value of our PKN ORLEN by 2006.

The record-breaking 2003 results allow me to declare that the Management Board will put a motion to the General Shareholders Meeting to pay out a 20% dividend, which means an over three-fold increase compared with the 2002 dividend. Thus, I am convinced that thanks to both the high dividend and the over 50% increase in the ORLEN share price over the last year, the entire ORLEN community will find the year of 2003 extremely successful.

I would like to thank all the employees whose efforts contributed to the achievement of our historical success. It is to all of us a source of satisfaction and something to be proud of. I would also like to thank all the shareholders who trusted the Company's management and may now enjoy the results of their investments.

We do not take the favourable macroeconomic conditions for granted; therefore, we focus our efforts on improving the Company's efficiency and reducing the costs of operations. I am convinced that in 2004 we will be able to deliver results comparable to those recorded in 2003, and the investment in the ORLEN shares will again be profitable.

Zbigniew Wrobel
President of the Management Board

INDEPENDENT AUDITORS' OPINION

To the Supervisory Board Polski Koncern Naftowy ORLEN S.A.

1. We have audited the attached consolidated financial statements for the year ended 31 December 2003 of the capital group of Polski Koncern Naftowy ORLEN S.A. (the "Group" or "Capital Group"), with Polski Koncern Naftowy ORLEN S.A. as a dominant company ("Dominant Company") with its registered office in Plock at Chemikow St. 7, containing:

   - the introduction to the consolidated financial statements,
   - the consolidated balance sheet as at 31 December 2003 with total assets amounting to 16,982,695 thousand zlotys (in words sixteen billion, nine hundred eighty two million, six hundred ninety five thousand zlotys),
   - the consolidated profit and loss account for the period from 1 January 2003 to 31 December 2003 with a net profit amounting to 1,013,649 thousand zlotys (in words one billion, thirteen million, six hundred forty nine thousand zlotys),
   - the consolidated statement of changes in shareholders' equity for the period from 1 January 2003 to 31 December 2003 with a net increase in shareholders' equity amounting to 1,202,875 thousand zlotys (in words one billion, two hundred and two million, eight hundred seventy five thousand zlotys),
   - the consolidated cash flow statement for the period from 1 January 2003 to 31 December 2003 with a net cash inflow amounting to 383,548 thousand zlotys (in words three hundred eighty three million, five hundred forty eight thousand zlotys) and
   - the additional notes and explanations.

   The format of the attached consolidated financial statements for the year ended 31 December 2003 ("the attached consolidated financial statements") is prescribed by the Decree of the Council of Ministers of 16 October 2001 on current and periodic information provided by issuers of securities (Journal of Law No. 139, item 1569 with further amendments) ("Decree on current and periodic information").

2. The truth and fairness of the attached consolidated financial statements and the proper maintenance of the accounting records are the responsibility of the holding company's Management Board. Our responsibility was to audit the attached consolidated financial statements and to express an opinion whether, based on our audit, these consolidated financial statements, in all material respects, present truly and fairly the financial position and financial result of the Group.

3. We conducted our audit of the consolidated financial statements in accordance with the following regulations being in force in Poland:

   - chapter 7 of the Accounting Act, dated 29 September 1994 (the "Accounting Act"),
   - the auditing standards issued by the National Chamber of Auditors,

   in order to obtain reasonable assurance as to whether the consolidated financial statements are free of material misstatement. In particular, the audit included examining, to a large extent on a test basis,

documentation supporting the amounts and disclosures in the consolidated financial statements. The audit also included assessing the accounting principles adopted and used by the Group and significant estimates made by the Management of the holding company, as well as evaluating the overall presentation of the consolidated financial statements. We believe our audit has provided a reasonable basis to express our opinion on the consolidated financial statements treated as a whole.

4. In our opinion, the attached consolidated financial statements, in all material respects:

   - present truly and fairly all information material for the assessment of the results of the Group's operations for the period from 1 January 2003 to 31 December 2003, as well as its financial position as at 31 December 2003;
   - have been prepared in accordance with the accounting principles specified in the Accounting Act referred to above and the regulations issued based on that Act;
   - are in accordance with the Accounting Act referred to above and the regulations issued based on that Act and the Company's articles of association that affect their content.

5. Without qualifying our opinion, we draw attention to the following issues:

   The consolidated financial statements of the capital group of Polski Koncern Naftowy ORLEN S.A. contain the financial data of subsidiaries, associates and one joint venture, which were audited by auditors acting on behalf of other authorised audit firms. We have received the auditor's opinions issued by those auditors on the financial statements of these subsidiaries, associates and joint venture.

   The aggregate value of the assets, prior to consolidation adjustments of the entities audited by certified auditors acting on behalf of other authorised audit firms, represents 8% of the consolidated assets, prior to consolidation adjustments, and 3% of the consolidated financial result of the Group.

6. We have read the Report by the Management Board on the Group's Activities for the period from 1 January 2003 to 31 December 2003 and the Rules for Preparing Annual Consolidated Financial Statements ("Directors' Report") and conclude that the information derived from the attached consolidated financial statements reconciles with the consolidated financial statements. The information included in the Directors' Report corresponds with § 65.3 prescribed by the Decree on current and periodic information.

Certified Auditor
No 9542/7118

on behalf of
Ernst & Young Audit Sp. z o.o.
ul. Emilii Plater 53
00-113 Warszawa
No. 130

Łukasz Zalicki

Tomasz Bieske
Certified Auditor No 9291/6975

Warsaw, 19 April 2004

CAPITAL GROUP OF POLSKI KONCERN NAFTOWY ORLEN

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2003

PLOCK, APRIL 2004

(in PLN thousand)

INTRODUCTORY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

A. Information about Capital Group

The Dominant Company of the capital group of Polski Koncern Naftowy ORLEN S.A. (further referred to as "Capital Group", "Group") is Polski Koncern Naftowy ORLEN Spolka Akcyjna, located in Plock, Chemikow Str. 7 (further referred to as the "Dominant Company", "Company" or "PKN ORLEN").

The Dominant Company was formed through transformation of a state-owned enterprise into a joint stock company, on the basis of the Public Notary Act of 29 June 1993 as Mazowieckie Zaklady Rafineryjne i Petrochemiczne "Petrochemia Plock" Spolka Akcyjna (joint stock company). It was registered in the District Court in Plock on 1 July 1993 under the registration number RHB VIII 780. The changes in earlier registration under number KRS 28860 in the registration of the District Court for capital city of Warsaw in Warsaw, were introduced on 26 July 2002.

Ordinary General Meeting of Shareholders of the Dominant Company on 19 May 1999 adopted a resolution on merger of the Dominant Company with Centrala Produktow Naftowych "CPN" S.A. ("CPN") by incorporation of CPN to the Dominant Company. On 7 September 1999 CPN was deregistered and the merger became effective.

In accordance with resolution of the Ordinary General Meeting of Shareholders dated 19 May 1999, registered in the District Court in Plock on 20 May 1999, the Dominant Company changed its name to Polski Koncern Naftowy Spolka Akcyjna.

In accordance with the resolution of the Extraordinary General Meeting of Shareholders dated 3 April 2000, registered in the District Court in Plock on 12 April 2000, Dominant Company changed its name to Polski Koncern Naftowy ORLEN Spolka Akcyjna.

Structure of share capital of the Dominant Company on 31 December 2003 is as follows:

Issue	Number of shares	Nominal value (PLN)
Serie A	336,000,000	420,000,000.00
Serie B	6,971,496	8,714,370.00
Serie C	77,205,641	96,507,051.25
Serie D	7,531,924	9,414,905.00
	---------	-----------
Total	427,709,061	534,636,326.25
	=========	===========

On 15 May 2000 Ordinary General Meeting of Shareholders of PKN ORLEN took a resolution concerning capital increase by issuance of 11,344,784 series D ordinary bearer shares. These shares are to be acquired by bearers of series A bonds convertible to shares with exclusion of pre-emptive rights of the owners of the existing shares. The issuance of the shares was conducted within the Motivation Program presented in Note 13.

During the year 2003 7,531,924 bonds were converted into PKN ORLEN shares as an effect of the execution of the management options program. On 20 November 2003 District Court for capital city of Warsaw registered the increase in PKN ORLEN share capital. As a result of that increase the total number of shares amounts to 427,709,061.

In accordance with the resolution of the Ordinary General Meeting of Shareholders of the Dominant Company dated 19 May 1999 as the result of incorporation of CPN by the Dominant Company, the scope of activities of the Dominant Company was changed. According to the articles of association dated 19 May 1999 and its last changes dated 17 April 2003, the Company's activities include production, trade and services, in particular:

- processing of crude oil and manufacturing of oil-derivative (refinery and petrochemical) products and semi-finished products,
- domestic and foreign trade on own account, on commission and as consignee, including in particular: the trade of crude oil, oil-derivative and other fuel, sale of motor vehicles, parts and accessories for them, sale of consumer and industrial goods,
- research and development activity, project work, construction and production activities on own account and as the consignee, in the areas of manufacturing, storage, packaging and trade in solid, liquid and gaseous oil products, secondary chemical products as well as transportation: by land, by rail, water and by pipeline,
- transportation activity including land transport, rail transport, water and pipeline transport,
- storage of crude oil and liquid fuels, creation and management of fuel stock according to the appropriate regulations,
- services connected to the principal activity, especially:
  - land and sea reloading,
  - refining of gas and fuel including ethylisation, dyeing and blending of components,
- purchase, trade and processing of used lubricant oil and other chemical waste,
- manufacturing, transportation and trade in electrical and heating energy,
- overhaul of the appliances used in core activities, especially refinery and petrochemical appliances, oil storage appliances, fuel stations and means of transportation,
- metal production and manufacturing of plastic raw materials,
- operation of fuel stations, bars, restaurants and hotels,
- capital investment activity, in particular: purchasing and trade of shares and stock in domestic and foreign trade,
- activities in the area of education, professional schooling and internal human capital services,
- activities in area of accounting and bookkeeping as well as activities related to data bases and its processing.

The activity of the Dominant Company is designated by Code PKD 2320 (Polish Activity Classification) – processing of crude oil. The Capital Group runs a business within segments of production and distribution of crude oil products and in chemical segment.

The Dominant Company is the biggest refinery and producer of petrochemicals in Poland and after the incorporation of CPN, the leading distributor of motor fuels in Poland.

Within the basic activity of the Capital Group there are two business segments: refining and chemical.
The Refinery Segment consists of crude oil processing and wholesales and retail sales of refinery products comprising mainly fuels. The Chemical Segment comprises production and sales of petrochemicals, fertilisers and PVC.

(in PLN thousand)

The Capital Group consists among others of:

- The capital group of Rafineria Trzebinia S.A. producing fuels, lubricants and industrial oils, paraffin and asphalt,
- The capital group of Rafineria Nafty Jedlicze S.A. producing motor fuels, oils and re-processing of used oils,
- The capital group of Anwil S.A., the major client for ethylene from the Dominant Company, producing mainly fertilisers and PVC,
- Inowroclawskie Kopalnie Soli "Solino" S.A. mining and producing industrial brine and vacuum salt as well as storing of crude oil and fuels,
- The capital group of SHIP – SERVICE S.A. ship servicing in sea ports, loading and storing of goods,
- Companies in Germany, concentrated on liquid fuels trading,
- Entities engaged in trading and distribution of refinery products.

The Company exercises a significant influence on Naftoport Sp. z o.o., involved in reloading of crude oil imported by sea.

The Company jointly controls Basell ORLEN Polyolefins Sp. z o.o., producer and seller of polyolefins.

The Dominant Company controls its subsidiaries, jointly controls its joint ventures and has the significant influence on associates.

The composition of the Supervisory Board of PKN ORLEN as of 31 December 2003 was the following:

- Maciej Gierej - President of the Supervisory Board,
- Jan Waga - Vice-President of the Supervisory Board,
- Orest Nazaruk – Secretary of the Supervisory Board,
- Edward Grzywa - Member of the Supervisory Board,
- Krzysztof Kluzek - Member of the Supervisory Board,
- Andrzej Kratiuk - Member of the Supervisory Board,
- Ryszard Lawniczak - Member of the Supervisory Board,
- Krzysztof Szlubowski - Member of the Supervisory Board,
- Jacek Bartkiewicz - Member of the Supervisory Board.

During the year 2003 the following changes in composition of the Supervisory Board took place:

On 14 February 2003 Jozef Wozniakowski resigned from the position of the member of the Supervisory Board of the Company. Jozef Wozniakowski was appointed to the position of Under Secretary in the Ministry of State Treasury.

On 25 March 2003 Jacek Bartkiewicz was appointed to Supervisory Board of PKN ORLEN by the Ministry of State Treasury. Simultaneously, Grzegorz Mroczkowski – until then the Secretary of the Supervisory Board of the Company – was dismissed.

On 17 April 2003 Orest Nazaruk was appointed to Supervisory Board by Extraordinary Shareholders Meeting of PKN ORLEN.

On 1 March 2004 Jacek Bartkiewicz was dismissed from the position of Member of the Supervisory Board of PKN ORLEN by the Ministry of State Treasury as a result of his resignation. Simultaneously, Grzegorz Mroczkowski was appointed to the Supervisory Board of PKN ORLEN.

On 2 April 2004 Grzegorz Mroczkowski was dismissed from the position of Member of the Supervisory Board of PKN ORLEN by the Ministry of State Treasury. Simultaneously, Maciej Kruk was appointed to the

position of Member of the Supervisory Board of PKN ORLEN by the Ministry of State Treasury and simultaneously Janusz Zielinski was appointed to the Supervisory Board of the Company.

On 8 April 2004 the Extraordinary Shareholders Meeting of PKN ORLEN dismissed Maciej Gierej, Edward Grzywa, Andrzej Kratiuk and Orest Nazaruk from the Supervisory Board, and simultaneously Jacek Walczykowski, Andrzej Wieczorkiewicz, Andrzej Studzinski and Marian Czakanski were appointed to the Supevisory Board.

The composition of the Supervisory Board of PKN ORLEN as of the day of preparation of the financial statements was the following:

- Jan Waga - President of the Supervisory Board
- Jacek Walczykowski - Vice-President of the Supervisory Board
- Andrzej Wieczorkiewicz – Secretary of the Supervisory Board
- Andrzej Studzinski - Member of the Supervisory Board
- Krzysztof Kluzek - Member of the Supervisory Board
- Marian Czakanski - Member of the Supervisory Board
- Ryszard Lawniczak - Member of the Supervisory Board
- Krzysztof Szlubowski - Member of the Supervisory Board
- Janusz Zielinski - Member of the Supervisory Board

The composition of the Management Board of PKN ORLEN as of 31 December 2003 and as of the day of preparation of the financial statements was the following:

- Zbigniew Wrobel - President of the Management Board, General Director,
- Slawomir Golonka - Vice-President of the Management Board, Sales Director,
- Andrzej Macenowicz - Vice-President of the Management Board, Human Resources and Management Systems Director,
- Jacek Strzelecki - Vice-President of the Management Board, Chief Financial Officer,
- Janusz Wisniewski - Vice-President of the Management Board, Production and Development Director.

(in PLN thousand)

'he entities of PKN ORLEN Group

ubsidiaries, associates and joint ventures

Name and location	Activity	Appropriate court or institution maintaining register	Value of shares bought	Balance sheet value of shares	Percentage of share capital owned	Share capital relationship including direct and indirect relationship	Method of consolidation	Date of gaining control of significant influence	Year of including to consolidation
eutschland GmbH[1] (formerly tzweiunddreissigste nsverwaltungsgesellschaft mbH) ted financial statements)[2]	Assets management Liquid fuels trading	HRB 2300 Amtsgericht Elmshorn	335,831	-	100.00%	Subsidiary	Full method	31.12.2002	2003
eutschland Immobilien GmbH[1] Einhundertdreiunddreissigste nsverwaltungsgesellschaft mbH) ted financial statements)[2]	Purchase of grounds for fuel station investments	HRB 2299 Amtsgericht Elmshorn	167,971	-	100.00%	Subsidiary	Full method	31.12.2002	2003
AZ Sp. z o.o. – Plock [4]	Liquid gas trading	District Court for capital c ity of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	24,824	-	100.00%	Subsidiary	Full method	15.12.1995	1998
ːtroCentrum Sp. z o.o. – Plock	Liquid fuels trading	District Court for capital c ity of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	21,000	-	100.00%	Subsidiary	Full method	24.09.1996	1997
edica Sp. z o.o. – Plock	Medical activity	District Court for capital c ity of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	13,273	-	100.00%	Subsidiary	Full method	24.11.1997	2000
ıdonaft Sp. z o.o. – Krakow	Building and repair services	Register Court in Krakow, Economic – Register Department, under the registration number RHB 7109	3,795	-	100.00%	Subsidiary	Full method	02.01.1997	2000
ılimer Sp. z o.o. – Plock	Polymers trading	District Court for capital c ity of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	2,000	-	100.00%	Subsidiary	Full method	09.04.1998	2001
›wiernik Sp. z o.o. – Plock	Trustee services	District Court for capital c ity of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	4	-	100.00%	Subsidiary	Full method	19.07.2000	2000
ılTrans Sp. z o.o. Plock	Transport services	District Court for capital c ity of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	40,796	-	99.85%	Subsidiary	Full method	13.12.2000	2000

(in PLN thousand)

ubsidiaries, associates and joint ventures

Name and location	Activity	Appropriate court or institution maintaining register	Value of shares bought	Balance sheet value of shares	Percentage of share capital owned	Share capital relationship including direct and indirect relationship	Method of consolidation	Date of gaining control of significant influence	Year of including to consolidation
ransport Szczecin Sp. z o.o. –	Transport services	District Court in Szczecin, XI Economic – Register Department	3,409	-	99.56%	Subsidiary	Full method	15.06.2000	2000
ransport Lublin Sp. z o.o. –	Transport services	District Court in Lublin, XI Economic Department of KRS (National Court Register)	15,922	-	98.45%	Subsidiary	Full method	09.06.2000	2000
ransport Krakow Sp. z o.o. –	Transport services	District C ourt f or K rakow S rodmiescie, X I E conomic Department of KRS (National Court Register)	12,255	-	98.31%	Subsidiary	Full method	05.06.2000	2000
ransport Plock Sp. z o.o. – Plock[6]	Transport services	District Court for capital c ity of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	25,782	-	97.59%	Subsidiary	Full method	23.12.1998	1999
ransport Slupsk Sp. z o.o. –	Transport services	District Court in Gdansk, XVI Economic Department of KRS (National Court Register)	8,387	-	97.04%	Subsidiary	Full method	23.06.2000	2000
ransport Nowa Sol Sp. z o.o. –	Transport services	District Court in Zielona Gora, VIII Economic Department of KRS (National Court Register)	9,759	-	96.72%	Subsidiary	Full method	09.06.2000	2000
dowy Aparatury S.A. – Plock	Industry machinery manufacturing	District Court for capital c ity of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	17,383	-	96.57%	Subsidiary	Full method	27.10.1998	1999
aboratorium Sp. z o.o.	Laboratory services	District Court for capital c ity of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	9,413	-	94.94%	Subsidiary	Full method	13.02.2003	2003
ransport Olsztyn Sp. z o.o. –	Transport services	District Court in Olsztyn, VIII Department of KRS (National Court Register)	8,013	-	94.68%	Subsidiary	Full method	29.05.2000	2000
IL Sp. z o.o. – Krakow ted financial statements)[2]	Chemicals, petrochemicals and refinery products trading	District Court for Krakow-Srodmiescie in Krakow, XII Economic Department of KRS (National Court Register)	40,198	-	92.29%	Subsidiary	Full method	27.08.1998	1999
etroTank Sp. z o.o. – Widelka	Liquid fuels trading	District Court in Rzeszow, XII Economic Department of KRS (National Court Register)	36,246	-	90.00%	Subsidiary	Full method	09.04.1996	1996
ransport Kedzierzyn-Kozle – Kedzierzyn-Kozle	Transport services	District Court in Opole, VIII Economic Department of KRS (National Court Register)	5,678	-	89.32%	Subsidiary	Full method	29.05.2000	2000
p. z o.o. – Plock	Telecommunication services	District Court for capital c ity of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	7,282	-	88.80%	Subsidiary	Full method	14.08.1997	2000

(in PLN thousand)

subsidiaries, associates and joint ventures

Name and location	Activity	Appropriate court or institution maintaining register	Value of shares bought	Balance sheet value of shares	Percentage of share capital owned	Share capital relationship including direct and indirect relationship	Method of consolidation	Date of gaining control of significant influence	Year of including to consolidation
etroProfit Sp. z o.o. – Niemce ated financial statement) [2]	Liquid fuels trading	District Court in Lublin, XI Economic Department of KRS (National Court Register)	13,536	-	85.00%	Subsidiary	Full method	14.09.1995	1996
sfalt Sp. z o.o. (formerly Sp. z o.o.) - Plock	Production and processing of crude oil products	District Court for Krakow-Srodmiescie in Krakow, XII Economic Department of KRS (National Court Register)	50,000	-	82.46%	Subsidiary	Full method	19.06.1996	1996
Trzebinia S.A. – Trzebinia ated financial statements) [2]	Production activity, crude oil processing and sale of fuels and oils	District Court for Krakow-Srodmiescie in Krakow, XII Economic Department of KRS (National Court Register)	74,503	-	77.07%	Subsidiary	Full method	27.10.1997	1997
. – Wloclawek ated financial statements) [2]	Production of PVC and fertilizers	District Court in Torun, VII Economic Department of KRS (National Court Register)	176,200	-	76.27%	Subsidiary	Full method	05.09.1995	1996
Nafty Jedlicze S.A. – Jedlicze ated financial statements) [2]	Production activity, crude oil processing	District Court in Rzeszow, XII Economic Department of KRS (National Court Register)	64,000	-	75.00%	Subsidiary	Full method	01.01.1999	1999
wskie Kopalnie Soli „SOLINO" wroclaw	Industrial brine production, trade and service activity	District Court in Bydgoszcz, XIII Economic Department of KRS (National Court Register)	17,560	-	70.54%	Subsidiary	Full method	28.09.1996	1997
ERVICE S.A.– Warszawa ated financial statements) [2]	Ship servicing in sea ports, loading of goods	District Court in Szczecin, XVII Economic Department of KRS (National Court Register)	22,800	-	60.86%	Subsidiary	Full method	30.09.2002	2002
utomatyka Sp. z o.o. - Plock	Repair services for automatic divisions	District Court in Plock Economic Department (Economic Department)	1,258	-	52.42%	Subsidiary	Full method	30.04.1999	2001
etroZachod Sp. z o.o. – Poznan	Liquid fuels trading	District Court in Poznan, XXI Economic Department of KRS (National Court Register)	9,200	-	51.83%	Subsidiary	Full method	19.01.1998	1999
p. z o.o. – Warszawa	Trade, production and service activity	District Court for capital city of Warsaw in Warsaw, XX Economic Department of KRS (National Court Register)	10,220	-	51.00%	Subsidiary	Full method	07.01.1997	1997
rojekt S.A. – Plock	Technological and construction designing services	District Court for capital city of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	765	-	51.00%	Subsidiary	Full method	28.05.1998	2000
Vir Sp. z o.o. – Plock	Repair services for spinning machinery division	District Court in Plock Economic Department (Economic Department)	816	-	51.00%	Subsidiary	Full method	01.10.1999	2001
1orena Sp. z o.o. – Gdansk	Wholesale of vehicles' spare parts, wholesale and retail sale of fuels	District Court in Gdansk, XII Economic Department of KRS (National Court Register)	5,300	-	50.48%	Subsidiary	Full method	10.09.2001	2002

(in PLN thousand)

subsidiaries, associates and joint ventures

Name and location	Activity	Appropriate court or institution maintaining register	Value of shares bought	Balance sheet value of shares	Percentage of share capital owned	Share capital relationship including direct and indirect relationship	Method of consolidation	Date of gaining control of significant influence	Year of including to consolidation
, ORLEN POLYOLEFINS Sp. z ɔck[1]	Production, distribution and sales of polyolefins	District Court for capital c ity of Warsaw in Warsaw, XXI Economic Department of KRS (National Court	453,699	384,430	50.00%	Joint Venture	Equity method	19.12.2002	2003
:t Sp. z o.o. – Gdansk	Construction and utilizing of liquid fuels, maintenance of reloading terminals	District Court in Gdansk, XII Economic Department of KRS (National Court Register)	35,319	51,880	48.71%	Associated	Equity method	17.07.1991	1996
Sp. z o.o. – Plock	Foil production	District Court for capital c ity of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	4,800	7,206	40.00%	Associated	Equity method	03.01.2000	2000
etrol GmbH – Hamburg	Trade and intermediary activities regarding chemical and derivative goods	HRB 33084 Amtsgericht Hamburg	397	765	20.00%	Associated	Equity method	28.04.1993	1996

ompany consolidated since 2003.
omplete listing of companies consolidated by ORLEN PetroProfit Sp. z o.o., Rafineria Trzebinia S.A., Rafineria Nafty Jedlicze S.A., Anwil S.A. , ORLEN Oil Sp. z o.o., SHIP-SERVICE S.A., ORLEN Deutschland GmbH i ORLEN Deutschland nobilien GmbH is presented in Note 5.
ɔ share in the Company posses: Dominant Company – 82.46%, Rafineria Trzebinia S.A. – 17.54%.
RLEN Gaz Sp. z o.o. posses 90,40% in Petrogaz Lapy Sp. z o.o. , 51.61% in ORLEN Petrogaz Wroclaw Sp. z o.o. *All mentioned entities are consolidated by the Dominant Company with full method.*
share in the company posses: Dominant Company – 9.00%, Rafineria Trzebinia S.A. – 75.58%, Rafineria Nafty Jedlicze S.A. – 7.71%.
RLEN Transport Plock posses 94.50% in ORLEN Transport Warszawa Sp. z o.o., 96.40% in ORLEN Transport Poznan Sp. z o.o. All mentioned entities are consolidated by the Dominant Company with full method.

(in PLN thousand)

nconsolidated subsidiaries and associates

Name and location	Activity	Percentage of share capital owned	Share in total votes on General Meeting of Shareholders	Revenue (net sales and financial income) for 2003	Total assets as at 31 December 2003	Net profit for 2003
SAMRELAKS Machocice Sp. z o.o. – Machocice Kapitulne	Hotels and motels with restaurants	100.00%	100.00%	2,449	5,199	(319)
ZAWITAJ Swinoujscie Sp. z o.o. – Swinoujscie	Hotels and motels with restaurants	100.00%	100.00%	2,320	3,274	(72)
Z.W. Mazowsze Leba-Ulinia Sp. z o.o. – Leba	Resting and recreation activity	100.00%	100.00%	2,334	2,963	34
Wisla Plock Sportowa S.A. – Plock	Sports activity	100.00%	100.00%	23,601	3,413	908
ORLEN Ochrona Sp. z o.o. – Plock	Security services	100.00%	100.00%	34,308	8,987	1,560
CPN Marine Service Gdansk Sp. z o.o. – Gdansk	Duty store, production, trade	100.00%	100.00%	**	**	**
Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. – Opole	Production and services activity	99.94%	99.94%	16,741	10,557	615
Serwis Nowa Wies Wielka Sp. z o.o. – Nowa Wies Wielka	Maintenance services	99.32%	99.32%	3,683	2,077	171
D.W. Mazowsze Ustron Sp. z o.o. – Ustron Jaszowiec	Resting and recreation activity	98.73%	98.73%	1,103	1,489	(121)
Serwis Lodz Sp. z o.o. – Lodz	Maintenance services	97.25%	97.25%	1,989	1,639	(111)
Serwis Mazowsze Sp. z o.o. – Warszawa	Maintenance services	88.50%	88.50%	16,419	3,113	19
BHT Dromech S.A. w upadlosci – Warszawa	Production	81.14%	81.14%	*	*	*
Centrum Edukacji Sp. z o.o. – Plock	Education and training services	69.43%	69.43%	8,169	2,646	130
ORLEN Petrogaz Nowa Brzeznica Sp. z o.o. w upadlosci – Nowa Brzeznica	Liquid gas sale	52.00%	52.00%	*	*	*
Petromor Sp. z o.o. – Gdansk	Storing of goods for resale	51,31%	51,31%	184	2.380	(243)
Przedsiebiorstwo Rolne Agro – Azoty II – Wloclawek Sp. z o.o. Laka k. Koszalina	Agriculture	100.00%	100.00%	1,617	1,727	46

(in PLN thousand)

Name and location	Activity	Percentage of share capital owned	Share in total votes on General Meeting of Shareholders	Revenue (net sales and financial income) for 2003	Total assets as at 31 December 2003	Net profit for 2003
Hermann Eggert Mineraloelvertriebs GmbH – Elmshorn (Germany)	Stake management	100.00%	100.00%	0	412	0
RAF-BIT Sp. z o.o. – Jedlicze	Information systems services	100.00%	100.00%	1,249	345	(28)
Tankstellenbetriebsgesellschaft Arfrade 26 mbH – Elmshorn (Germany)	Management of fuel stations near supermarkets	100.00%	100.00%	441	3,333	6
Wecotect Trading & Consulting GmbH w likwidacji – Elmshorn (Germany)	Advisory services, trade	100.00%	100.00%	0	931	91
Zakladowa Straz Pozarna Sp. z o.o. – Trzebinia	Fire fighting services	99.97%	99.97%	4,028	2,847	11
Sanatorium Uzdrowiskowe „Krystynka" Sp. z o.o. – Ciechocinek	Preventing and curing, resting and recreation activity	97.95%	97.95%	2,253	2,661	12
Przedsiebiorstwo Gazyfikacji Bezprzewodowej PEGEBE S.A. – Plock	Trade and distribution of gas	92.00%	92.00%	9,141	2,013	(360)
Raf-Sluzba Ratownicza Sp. z o.o. – Jedlicze	Fire fighting services	88.19%	88.19%	3,023	555	6
Petromont Sp. z o.o. – Niemce	Trade and construction services	85.00%	85.00%	9,917	3,091	189
MEDILOGISTYKA Sp. z o.o. - Plock	Wholesale and retail trade of pharmaceutical, food and industry products	80.00%	80.00%	30	42	(4)
PetroUkraina Ltd Sp. z o.o. – Lwow (Ukraine)	Trade	80.00%	80.00%	**	**	**
NTVK – Wilno (Lithuania)	Trade	76.00%	76.00%	*	*	*
Wspolne Ukrainsko-Polskie Przedsiebiorstwo w formie Sp. z o.o. PETRO-UKRAINA w likwidacji – Lwow (Ukraine)	Trade	62.00%	62.00%	*	*	*
Ran-Akses Sp. z o.o. w likwidacji– Szczecin	Used oil collection	60.69%	60.69%	*	*	*

(in PLN thousand)

Name and location	Activity	Percentage of share capital owned	Share in total votes on General Meeting of Shareholders	Revenue (net sales and financial income) for 2003	Total assets as at 31 December 2003	Net profit for 2003
Ran-Oil Sp. z o.o. – Tarnow	Used oil collection	51.00%	51.00%	1,851	409	(255)
Ran-Petromex Sp. z o.o. – Opole	Used oil collection	51.00%	51.00%	*	*	*
Ran-Watt Sp. z o.o. w likwidacji – Torun	Used oil collection	51.00%	51.00%	*	*	*
Motell Sp. z o.o. – Morawica	Catering and hotel services	35.00%	35.00%	6,463	1,270	46
POILEN Sp. z o.o. - Krakow	Construction designing services, delivery and assembling of heating and mechanical facilities	24.99%	24.99%	1	6	(22)
Petro-Oil CZ s.r.o. – Brno Prikop (Czech Republic)	Production, trade and services in oil industry	49.00%	49.00%	8,300	875	3
Ran-Bialy Sp. z o.o. – Bialystok	Used oil collection	46.70%	46.70%	598	156	(12)
Piast Sp. z o.o. – Krakow	Fuels trade	40.00%	40.00%	87,600	15,134	169
Raf-Uniwersal Sp.z o.o. - Jedlicze	Trade and services	20.00%	20.00%	1,207	198	8

ntity in liquidation/bankruptcy
Company suspended its activity

to insignificant amounts presented in the financial statements of the individual entities and all above mentioned entities together, the above companies were not consolidated.

(in PLN thousand)

C. Format and general rules of preparation of financial statements

The consolidated financial statements were prepared in compliance with the Polish Accounting Standards defined by the amended Accounting Act of 29 September 1994 (Journal of Law No 76, pos. 694, 2002, "the amended Accounting Act") and the Decree of the Council of Ministers of 16 October 2001 on type, form and scope of current and periodic information and published by issuers of securities (Journal of Law No 139, pos. 1569 with further changes, the "Decree") and covers the period from 1 January till 31 December 2003.

The consolidated financial statements are prepared for the period from 1 January 2003 to 31 December 2003 while the consolidated comparable data comprises: for the balance sheet and balance sheet explanatory notes data as of 31 December 2002, for profit and loss account, cash flow statement and profit and loss explanatory notes – data for the period from 1 January 2002 to 31 December 2002.

The accounting rules applied for financial statements for periods beginning in year 2003 and for comparable data referring to 2002 are presented in point D of the introduction to the financial statements.

The consolidated financial statements were prepared under assumption that the Company and the entities from the Capital Group will continue as a going concern for foreseeable future, being period not shorter than 12 months subsequent to 31 December 2003. As of the date of authorisation of the consolidated financial statements the Management Board states that there are no facts or circumstances, indicating any threat of Company's and significant entities from Capital Group continuation as a going concern.

The consolidated financial statements for the year ended 31 December 2003 were prepared in compliance with the regulations of the Accounting Act binding as at 31 December 2003. The regulations of act dated 12 December 2003 on changes in Corporate Code and other regulations (Journal of Law No 299, pos. 2276 – "changes") effective from 14 January 2004 are for the first time binding for financial statements prepared for periods starting in 2004. The act includes an option of adopting these regulations to financial statements prepared for the year ended 31 December 2003. The Company has not taken advantage of this possibility and has not applied above changes in these consolidated financial statements.

D. Description of accounting polices adopted by the Capital Group

The consolidated financial statements were prepared on the historical cost basis concept except for the following items:

- fixed assets (Note 3),
- financial instruments (Note 10 and Note 46).

Accounting polices adopted by the Capital Group are presented below.

Intangible fixed assets

Intangible fixed assets are recognised if it is probable that in the future they will bring economic benefits, which can be attributed directly to these assets. Initially intangible fixed assets are presented at the purchase price or at manufacturing cost. Subsequently, the intangible fixed assets are valued at the purchase price or at manufacturing cost less accumulated amortisation and impairment losses. Intangible fixed assets are amortised using straight-line method over their estimated economic life. Amortisation rates resulting from tax regulations are used only if they correspond with the economic life of the intangible fixed assets. The correctness of applied periods and depreciation rates are verified at regular intervals, at least at the end of the financial year, and any necessary adjustments to amortisation charges are made in subsequent periods.

Typical amortisation rates applied in reference to intangible fixed assets:

Licences, patents and similar assets	7-50%
Computer software	10-50%

Research and development costs

Expenses on research are treated as costs at the moment when they are incurred. Costs of completed development projects conducted for own needs, incurred before the production is commenced or technology is applied, are treated as intangible fixed assets, if:

- product or technology of production is clearly set, and related costs of development are reliably determined,
- technical usefulness of a product or technology has been confirmed and properly documented and on this basis the entity decided to manufacture the products or to apply the technology,
- the costs of completed research will be covered – according to estimations – by sales of the products or application of the technology.

The period of amortisation of development costs does not exceed 5 years.

Goodwill

Goodwill is the positive difference between purchase price of certain entity or its organised part and the fair value of the net assets taken over. If the purchase price of the entity or its organised part is lower than the fair value of assets taken over, the difference constitutes the negative goodwill.

The excess of the purchase price over the fair value of net assets of the acquired company is presented as goodwill in assets of the company to which the assets of the joint companies were transferred or in assets of a new company set up as the result of the merger.

Goodwill is amortised not longer than 5 years. Amortisation is charged on the straight line basis and is treated as other operating cost. In cases other than described in the paragraph below, the negative goodwill up to the value not exceeding fair value of acquired fixed assets, excluding long term financial assets quoted on regulated stock markets, is treated as deferred income and amortised over a period calculated as weighted average of economic life of acquired amortisable and depreciable assets. Negative goodwill in amount exceeding fair value of fixed assets, excluding long term financial assets quoted on regulated stock markets, is treated as income as of the day of merger.

The negative goodwill is written off into other operating income in amount relating to the value of reliably estimated future losses and costs estimated by the acquiring company as of the day of merger, though not constituting liabilities. The write-off is made in the reporting period, in which the losses and costs influence the financial result. If the losses and costs were not incurred in previously estimated reporting periods, the negative goodwill related to them is written off in the manner described above.

Tangible fixed assets

Tangible fixed assets, excluding land and real estate classified as investments, are stated at purchase price or manufacturing cost subject to revaluation less accumulated depreciation and impairment losses. At the moment of disposal or liquidation of a fixed asset the purchase price or manufacturing cost and its accumulated depreciation are removed from books and any profit or loss on its disposal is presented in income statement. Land is valued at purchase price less impairment losses.

Costs incurred after a fixed asset is put into operation, such as: overhauls and maintenance influence financial result of the reporting period in which they were incurred. If it is possible to prove that the incurred costs increased the future economic benefits resulting from ownership of the fixed asset exceed the benefits previously assumed, the incurred costs increase the initial value of the fixed asset.

Tangible fixed assets are depreciated using the straight-line method over their estimated useful economic lives. Depreciation rates resulting from tax regulations are used only if they correspond with the economic life of the fixed assets. The correctness of applied periods and depreciation rates are verified at regular intervals, which results in proper adjustments of depreciation charges in subsequent periods.

Typical depreciation rates applied to tangible fixed assets are as follows:

Buildings and constructions	1.5-10%
Plant and machinery	4-30%
Transportation vehicles	6-20%
Other tangible fixed assets	8.5-25%

Assets of estimated useful life below 1 year and cost less than PLN 3.5 thousand are fully expensed when brought into usage.

The impairment losses on a fixed asset, which previously was subject to revaluation, are deducted from the revaluation reserve attributed to given fixed asset. In case the impairment loss exceeds the revaluation reserve attributed to this fixed asset, the difference is expensed in the reporting period in which the impairment loss was recognised.

Acquired perpetual leasehold of land and acquired cooperative title to premises are recorded as fixed assets and depreciated over their economic life.

The Group does not recognise perpetual leasehold of land acquired based on administrative decisions in previous periods due to the fact that the historical value of such right cannot be reliably determined.

Construction in progress

Construction in progress is recorded at total costs directly attributable to its purchase or manufacture less impairment charges. Construction in progress includes also materials purchased for construction in progress. Construction in progress is not depreciated until it is completed and put into operation.

Financial lease

Assets used under lease, tenancy agreements or other agreements complying with the criteria set by the Accounting Act are treated as fixed assets and presented at lower of the two: fair value of the leased asset at the beginning of the lease contract and current value of minimal lease payments.

Assets leased out, tenancy agreements or other agreements complying with the criteria set by the Accounting Act are treated as long term receivables and presented at the amount of net lease investment.

Real estate investments

Real estate investments may comprise land and real estate, purchased in order to bring benefits such as rent or increase in real estate value. Real estate used to earn the above mentioned economic benefits but not purchased for that purpose are treated as fixed assets. Real estate investments are valued according to the fair value.

Investments in subordinates

Shares in subordinates are presented in unconsolidated financial statements at cost of purchase less impairment losses. In the consolidated financial statements significant subordinates are fully consolidated.

Goodwill on consolidation of subsidiaries is calculated as a surplus of the purchase price of shares in the subsidiary over corresponding share in net assets of subsidiary based on their fair value on the date of obtaining control. Goodwill on consolidation of associates is calculated as a surplus of the purchase price of shares in the associate over corresponding share in net assets of associate on the date of obtaining significant influence. Goodwill on consolidation is charged to income statement using straight-line method over period not longer than five years.

Negative goodwill on consolidation of subsidiaries is calculated as a surplus of share in net assets of subsidiary based on their fair value on the day of obtaining control over the purchase price of shares in a subsidiary. Negative goodwill on consolidation of associates is calculated as a surplus of value of share in equity of associate as at the date of obtaining significant influence over the purchase price of shares in associate. Negative goodwill is charged over period calculated as weighted average economic useful life of the depreciable assets acquired.

Inventories

Inventories are stated at the net realisable value being the lower of purchase price or manufacturing cost and net selling price. Different types of inventories are valued using weighted average method in a following manner:

Raw materials:	Purchase cost
Semi-finished products and work in progress:	Cost of manufacture
Finished goods:	Cost of manufacture
Goods for resale:	Purchase cost

Indirect costs included in manufacturing costs comprise among others: the part of fixed, indirect production costs, which correspond with level of normal operating capacity utilisation.

The net realisable value is determined as possible to obtain, as of the balance sheet date, selling price less VAT and excise, less any rebates, discounts and any other similar decreases in value and costs spent on making the item available for sale and enabling the sale.
Inventories that lost their economic usefulness are accounted for as costs.

Receivables

Receivables are stated at amount due less allowance. Allowances are recognised either based on the analysis of possibility of collection of receivables from individual debtors or when the contractor goes into bankruptcy or liquidation.

Allowances for bad debts are treated as other operating or financial costs – depending on the kind of the receivables, to which the allowance refers.

Written-off, overdue and bad debts diminish the previously made allowances for their value.

Written-off, overdue and bad debts for which no allowances were made or which were not fully allowed for, are treated as other operating costs or financial costs.

Cash and cash equivalents

Cash and other cash assets include cash on hand and cash in banks, cash in transit and other cash assets. Cash includes assets in form of domestic currency and foreign currencies. Cash and cash equivalents are stated at nominal value.

Prepayments and deferred costs

Deferred costs are expenses relating to a period later than that in which they were incurred. Such deferred costs mainly include the following: cost of excise duty (concerning inventory of goods), cost of catalysts, costs of insurance, cost of advertising concerning patronage agreements and leasing costs.

Financial instruments

Financial instruments are presented and valued in accordance with Decree of the Minister for Finance dated 12 December 2001 on detailed rules of recognition, valuation methods, scope of disclosure and way of presentation of financial instruments ("decree on financial instruments").

Financial instruments are classified into the following categories:

a) held-for-trade financial assets and liabilities,
b) loans granted and own receivables,
c) financial assets held to maturity,
a) financial assets available for sale.

Held-for-trade financial assets are treated as assets acquired principally for the purpose of generating economic benefit from short-term changes in price and fluctuations of other market factors or short maturity of the acquired instrument, and other financial assets too, irrespective for intentions, which lead to conclusion of the contract, if they constitute an element of portfolio of similar financial assets, the realisation probability of intended economic benefits in a short time is considerable.

Held-for-trade financial assets or financial liabilities comprise financial derivatives, except when an entity recognises concluded contracts as hedging instruments.

Financial assets arisen directly due to cash transfer to the other party of the contract, providing that the contract meets requirements determined in proper paragraphs of decree on financial instruments are treated as loans granted and own receivables, irrespective of their maturity.

Financial assets not classified as loans granted and own receivables, for which the concluded contracts determine the maturity of nominal value and right to obtain at set dates economic benefits, for example, interests of constant or determinable amount, providing that the entity intends and is able to hold the assets until maturity, are classified as held-to-maturity financial assets.

Other financial assets, not meeting requirements classifying them into categories enumerated in points a) to c) are treated as financial assets available for sale.

Financial assets are carried at their fair value (without any deduction for transaction costs which the entity would incur in case of selling the assets) excluding:

a) loans granted and own receivables not available for sale,
b) financial assets held to maturity,
c) financial assets for which market price set on regulated active market does not exist or for which it is unworkable to measure their fair value reliably,
d) hedged financial assets.

Financial assets not valued at their fair value are valued in the following manner:

- loans granted and own receivables, excluding those held for trading - at the amortised cost, estimated by using effective interest rate regardless if the entity is going to held it until maturity or not,
- financial assets, for which the maturity is set - at adjusted purchase price estimated by using effective interest rate,
- financial assets, for which the maturity is not set - at the purchase price.

Financial liabilities are valued at the amortised cost, excluding financial liabilities held-for-trade and derivatives, which are stated at fair value.

Derivatives and embedded derivatives

Derivatives possessed by the Group, which are not accounted for as hedging instruments are classified as short term assets and carried at fair value, with any changes to their fair value charged to income statement. Derivatives are in particular: forward and futures contracts, options and swap contracts.

An embedded derivatives are separated from the host contracts and accounted for as derivatives if all of the following conditions are met:

- the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract in which the subject derivative is embedded,
- a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative,

- it is possible to determine reliably value of the embedded derivative,
- the hybrid (combined) instrument is not measured at fair value and changes in its fair value is not charged to net profit or loss.

Embedded derivatives are accounted for in a manner similar to this of separate derivatives that are not categorised as hedging instruments.

Equity

Equity is presented in books by category in accordance with rules determined by law and the Company's statute.

Share capital is stated at nominal value in compliance with the statutory regulations of the Company and the relevant entry in the Company's Register.

Declared but not paid share capital is accounted for as unpaid share capital. Own shares and unpaid share capital decrease the value of equity of the Company.

The reserve capital is supplied from net profit distribution, transfer of revaluation reserve and share premium decreased by the shares issuance costs.

Equity arisen due to conversion of debt securities, liabilities and loans into shares is presented at nominal value of these securities, liabilities and loans, adjusted by not amortised discount or premium, interests accrued and not paid to the day of conversion, which will not be paid, unrealised foreign exchange differences and capitalised issuance costs.

Revaluation reserve was established as result of the fixed assets revaluation as at 1 January 1995. In case of disposal or liquidation of a fixed asset it em, the corresponding part of revaluation reserve is transferred to reserve capital. Moreover, reserve capital is increased by the difference between fair value and purchase price, less deferred tax, of the asset available for sale if market price set on regulated active market exists or for which it is workable to measure their fair value reliably.

Impairment losses on fixed asset, which previously was subject to revaluation, diminishes the revaluation reserve attributed to the fixed asset. If impairment loss exceeds the revaluation reserve attributed to given fixed asset, the difference is expensed in the reporting period in which the impairment loss was recognised.

Formation costs diminish the reserve capital up to the amount of share premium. The remaining part of formation costs is expensed as financial cost.

Provisions

Provisions are set for:

1) certain or highly probable future liabilities, amount of which can be reliably estimated, particularly for losses on economic transactions in progress, including guarantees granted, borrowing transactions, results of legal actions,
2) future liabilities resulting from restructuring, if basing on separate rules the Company is obliged to perform it or binding agreements were concluded and the restructuring plans allow to estimate reliably the value of future liabilities.

The above mentioned provisions are expensed as: other operating costs, financial costs or extraordinary losses, depending on circumstances to which the future liabilities correspond. Occurrence of the liability for which the provision was set diminishes the provision.

Provision for jubilee and retirement bonuses

According to remuneration schemes, employees are entitled to jubilee bonuses upon completion of a certain number of years in service and to retirement allowances paid on retirement. The amount of bonuses depends on employee's average remuneration and length of service. The employees receive also a one-off payments on retirement. Pensions are paid to employees who prove permanent disability to work. The amount of bonuses depends on employee's average remuneration and length of service. The costs of jubilee and retirement/pension bonuses are accrued in Company on a basis of an independent actuarial valuation. According to the Accounting Act the provisions for jubilee and retirement bonuses are presented in the balance sheet in caption "Liabilities and provisions for liabilities" as "Provision for retirement benefits and similar bonuses".

Equity compensation plan costs

Convertible bonds, issued by the Company as the part of the employee compensation plan, are recognised at the moment of granting the employee an option to buy convertible bonds. As of balance sheet date, the fair value of the convertible bonds is recognised as remuneration expense and presented in short term payables. The fair value is estimated on the basis of historical volatility of listed shares and Black-Scholes' model.

Environmental costs

Provisions for certain or highly probable costs or losses resulted from environment protection requirements are recorded in case of existence of law requirements or existing policy regarding elimination of pollution of environment or harmful items, if the amount of future expenses or losses is possible to be estimated. The Company periodically updates the level of environmental provision based on independent expert valuations.

Loans and borrowing expenses

Costs of loans and borrowings are recognised in principle at the moment of occurrence. Costs of loans and borrowings are capitalised only in case if they directly refer to acquisition, construction or manufacture of certain element of assets. Costs of loans and borrowings are capitalised until the element of assets is ready for planned use. Providing that the net book value of an asset is greater than the value possible to recover, the net book value is decreased by the write-off resulting from impairment.

Loans are initially recorded at the amount of inflows received, decreased by transaction costs. Subsequently they are presented at the amortised cost with use of effective interest method. The difference between net inflows and maturity amount is reflected in net profit or loss in the period of loan.

Foreign currency transactions

At the balance sheet date assets and liabilities denominated in foreign currencies are recorded as follows:

- assets (excluding stakes in subordinates accounted for under equity method) – at the call exchange rate applied by the basic bank which renders services for the company, not higher than average exchange rate set for the given currency by the National Bank of Poland ("NBP") for this date,
- liabilities – at the put exchange rate applied by the basic bank which renders services for the company, not lower than average exchange rate set for the given currency by the NBP for this date.

Positive exchange rate differences concerning long term investments denominated in foreign currencies, arising at the day of their valuation are credited to revaluation reserve. If the revaluation amount was not settled to the valuation date, the negative valuation change of the investment previously revaluated, debits the revaluation reserve to the amount at which the revaluation reserve was credited. In other cases the results of negative valuation change are recognised as financial costs. Increase in valuation of specified investment, directly connected with its previous negative valuation, treated as financial costs, is recognised, to the level of these costs as financial income.

Exchange rate differences concerning other assets and liabilities denominated in foreign currencies, arising at the date of their valuation and on settlement of receivables and liabilities denominated in foreign currencies are classified respectively to financial gains or expenses and in legitimate cases to purchase price or manufacture costs of fixed assets.

Sales

The sales revenues comprise amounts due or received from sales, including excise, less VAT. Revenues from sales are recognised in situation when it is probable that the company will receive economic benefits resulting from transactions and when amount of the revenues can be reliably estimated.

Sales of goods and materials is recognised at the moment of delivery, which results in transfer of risk and benefits stemming from ownership of these goods and products. Income on services is recognised in proportion to the completion, providing that it is possible to estimate it reliably. In case it is not possible to estimate reliably the effect of transaction related to services rendering, income on the services are recognised only to the value of costs incurred in relation to it.

Costs

Operating costs are accounted for in period they relate to. Costs are accounted for both by type and by function. Cost of goods sold, goods for resale and materials includes direct costs of goods and justifiable part of indirect costs. General and administration expenses include costs of the entities from the Capital Group general operations and their management. Selling and distribution costs are the costs incurred in relation with sales of products and goods for resale and include particularly excise tax related to sale of products of the Capital Group.

Dividends

Dividends receivable are accounted for as financial income as of the day when the proper body concludes about profit division resolution, unless the resolution determines another day of right to the dividend.

Net profit or loss

Net profit or loss is constituted by:

- operating profit or loss, including this resulting from other operating income and costs,
- financial operations result,
- extraordinary operations result,
- compulsory amounts reducing profit resulting from income tax, the payer of which is the entity, and payments equal to it, on the basis of separate regulations, as well as differed tax.

Result on operating activity is calculated as the difference between net income on sales of products, goods and materials adjusted by grants, discounts, rebates and other increases and decreases, excluding VAT and other operating income and cost of sales of products, goods for resale and materials sold, valued at initial cost or at purchase price , increased by all incurred from the beginning of the year general and administration expenses, selling and distribution costs and other operating costs.

Result on financial operations is the difference between financial income, particularly on dividends (shares in profits), interests, profits on investment sales, adjustments of investments values, excess of positive above negative foreign exchange differences, and financial costs, particularly on interests, losses on sales of investments, adjustments of investments values, excess of negative above positive foreign exchange differences.

Result on extraordinary items is the difference between extraordinary profits and losses.

Taxation

Current liabilities resulting from corporate income tax are calculated in accordance with Polish taxation law.

Due to temporary differences between book values and tax values of assets and liabilities the entities of the Capital Group set up provisions and/or recognise assets resulting from deferred tax.

Deferred tax asset is set in the amount of future expected tax deduction due to negative temporary differences, which will lower in the future basis for income tax calculation, set in line with prudent valuation principle.

Deferred tax provision is set in the amount of income tax due in the future, due to positive temporary differences, which are differences, which will increase basis for income tax calculation in the future.

The amount of deferred tax asset and provision is set basing on income tax rates binding in the predicted year of occurrence of income tax liability.

Deferred tax asset and provision can be netted off against if there is a title giving right to simultaneous settlement when calculating current tax liability.

Deferred tax asset and provision resulting from operations settled with equity are also reflected in equity.

Impairment

Impairment takes place when there is a considerable probability, that the item of assets controlled by the company will not bring in the future in a considerable part or at all the previously estimated economic benefits. It justifies making a write-off bringing down the net book value of the item of assets to the net sales price, and in case of inability to determine the price – to differently determined fair value.

Write-offs on current assets made in reference to their impairment and resulting from their valuation at net realisable value instead of purchase or acquisition prices, or costs of manufacture are accounted for as respectively: other operating costs, costs of goods sold or costs of sales.

Providing that the reason for which the write-off adjusting the value of assets was made, including impairment, is no longer present, the value of all or respective part of previously made write-off increases value of the item of assets and is accounted for as respectively other operating income or financial income.

Contingent liabilities and receivables

Contingent liability is defined as an obligation, arising of which is dependent on occurrence of certain events. Contingent liabilities are not presented in balance sheet, however information about contingent liabilities is disclosed unless the probability of outflow of resources embodying economic benefits is insignificant.

Contingent receivables are not presented in balance sheet, but the information about contingent receivables is disclosed, if the inflow of resources embodying economic benefits is probable.

Related party transactions

According to the Accounting Act transactions between related parties, which are: the dominant company or significant investor, subsidiaries, joint ventures and associates are presented in the financial statements. Related parties in case of the Capital Group are all entities directly or indirectly associated and entities directly or indirectly dependent and joint ventures not consolidated.

(in PLN thousand)

Investment allowance

In accordance with Decree of Cabinet dated 25 January 1994 on investment allowance and reductions of income tax ("Investment Expenses Decree") and with article 18a of the Corporate Income Tax Act, being in force till 31 December 1999 and with article 3.1 of the Act dated 20 November 1999 on Changes of Corporate Income Tax Act being in force from 1 January 2000, the entities of the Group benefited from investment allowance in period 1998-2003. The fixed assets affected by the investment allowance are depreciated for accounting purposes according to normal depreciation rates applied for particular types of fixed assets. The effects of the investment allowance are recorded off-balance sheet and considered only in relation to taxable profits and deferred tax provision purposes.

Management Board estimates

The preparation of consolidated financial statements requires Management Board of the Dominant Company to make estimates and assumptions that affect the amounts reported in the financial statements and notes to these financial statements. Actual results may differ from those estimates. Management estimates concern among the others provision setting, accruals and depreciation rates.

E. Main captions of the consolidated financial statements calculated in EURO together with exchange rates

	2003
NBP average exchange rate at the end of period	4.7170
Arithmetic average of exchange rates (on the basis of the rate from the last day of the month)	4.4474
Maximum exchange rate during the period (last day of the month) – 31.12.2003	4.7170
Minimum exchange rate during the period (last day of the month) – 31.01.2003	4.1286

SELECTED FINANCIAL DATA	PLN thousand	EURO thousand	PLN thousand	EURO thousand
	2003	2003	2002	2002
I. Net sales of finished products, goods for resale and materials	33,720,934	7,582,168	26,328,379	5,919,949
II. Operating profit	1,303,849	293,171	758,613	170,574
III. Profit before taxation	1,242,087	279,284	772,432	173,682
IV. Net profit	1,013,649	227,919	479,335	107,779
V. Assets (as at the balance sheet date)	16,982,695	3,600,317	14,783,526	3,134,095
VI. Liabilities and provisions for liabilities (as at the balance sheet date)	7,125,476	1,510,595	6,186,620	1,311,558
VII. Long term liabilities (as at the balance sheet date)	1,864,730	395,321	424,009	89,890
VIII. Short term liabilities (as at the balance sheet date)	4,301,482	911,911	4,807,099	1,019,101
IX. Equity (as at the balance sheet date)	9,129,889	1,935,529	7,927,014	1,680,520
X. Share capital (as at the balance sheet date)	534,636	113,342	525,221	111,346
XI. Number of shares (as at the balance sheet date)	427,709,061	427,709,061	420,177,137	420,177,137
XII. Weighted average number of shares	420,804,797	420,804,797	420,177,137	420,177,137
XIII. Net profit for the year ended 31 December 2003 per share (PLN/EURO)	2.41	0.54	1.14	0.26
XIV. Net book value per share (PLN/EURO)	21.35	4.53	18.87	4.00
XV. Net cash flow from operating activities	1,613,772	362,857	1,359,675	305,724
XVI. Net cash flow used in investing activities	(1,245,628)	(280,080)	(935,707)	(210,394)
XVII. Net cash flows used in financing activities	15,404	3,464	(449,002)	(100,958)

Selected consolidated financial data for the year ended 31 December 2003 and 2002 were calculated into EURO according to the following rules:

- particular captions of assets and liabilities– at the average exchange rate published as at 31 December 2003 – 4.7170 PLN/ EURO,
- particular captions of profit and loss account and cash flow statement– at the exchange rate being an arithmetic mean of average rates published by the National Bank of Poland for the last day of each month in the period from 1 January 2003 to 31 December 2003 – 4.4474 PLN/ EURO.

(in PLN thousand)

F. Financial statements according to International Financial Reporting Standards

On 19 April 2003 the Dominant Company prepared consolidated financial statements of the PKN ORLEN Group for 2003 in accordance with International Financial Reporting Standards ("IFRS"). Hyperinflation effects were not included in those financial statements as required by IAS 29 "Financial Reporting in Hyperinflationary Economies". Polish enterprises are obliged to revalue their fixed assets (using the rates set by the Head of Central Statistical Office for the particular groups of fixed assets) in accordance with relevant ordinances issued by the Minister of Finance. The Company last revalued its fixed assets as of 1 January 1995 to reflect the effects of inflation. The results of revaluation are shown as "Revaluation reserve", and are not distributable. According to IAS 29 "Financial Reporting in Hyperinflationary Economies" value of assets and liabilities are to be stated at revalued cost as at the end of hyperinflationary reporting period and are basis for the valuation of assets and liabilities in financial statements of subsequent periods. Polish economy till the end of 1996 was hyperinflationary economy, but beginning from 1997 the criteria for hyperinflationary economy were not met.
This revaluation was not performed in accordance with the provisions of IAS 29 since the Company did not use a general price index and did not subsequently revalue its fixed assets as of 31 December 1996. The Group is unable to quantify the impact on these financial statements of non-compliance with IAS 29.
The above revaluation was also not performed in accordance with the provisions of International Accounting Standard 16 "Property, plant and equipment" (IAS 16) since the revaluation method did not assure that the revalued amount of fixed assets was approximate to their fair value.

Consolidated financial statements prepared under IFRS were subject to audit by auditors who issued an auditors' opinion qualified with respect to non-including hyperinflation effects in accordance with IAS 29 and rules for revaluation according to IAS 16.

Due to requirements of the Accounting Act these consolidated financial statements were prepared in accordance with Polish Accounting Standards ("PAS") and accounting practices applied by companies in Poland and differ from financial statements that would have been prepared in accordance with IFRS in following areas:

	Net profit for 2003	Net profit for 2002
PAS basis consolidated	1,014	479
Distributions from profit on social activity	(4)	-
Capitalisation of borrowing costs, net of depreciation	(68)	(25)
Amortisation of CPN goodwill	(10)	(11)
IFRS treatment of negative goodwill from consolidation	17	8
Deferred tax on the above	53	(17)
Others	(15)	(13)
IFRS consolidated	987	421

(in PLN thousand)

	Equity as at 31 December 2003	Equity as at 31 December 2002
PAS basis consolidated	9,130	7,927
Distribution from profit on social activity	-	-
Capitalisation of borrowing costs net of depreciation	458	526
CPN goodwill, net	62	72
IFRS adjustment for negative goodwill from consolidation	(54)	(71)
Deferred tax on the above	(87)	(140)
Others	1	15
IFRS consolidated	9,510	8,329

a. Distribution from profit

According to Polish business practice shareholders of the Company have the right to distribute the profit for the employees benefits, i.e. for bonus payment or for the Company's social fund. Such distributions are presented in statutory financial statements, similarly to dividend payments, through the change in equity. In the financial statements prepared in accordance with IFRS such payments are charged to operating costs of the year, that the distribution concerns.

b. Capitalisation of borrowing costs

According to PAS, borrowing costs are charged into the profit and loss account when incurred after reduction of amounts capitalised in investment expenditures, resulting from liabilities specifically referring to investment projects. Borrowing costs concerning general indebtedness are expensed wholly when incurred. Borrowing costs related directly to investment projects are capitalised until the fixed assets are brought into usage and are expensed with depreciation.
In financial statements prepared according to IFRS, the borrowing costs are capitalised pursuant to the alternative treatment allowed by IAS 23 "Borrowing costs".

c. Goodwill on the purchase of CPN employee shares

The shares purchased from employees of CPN in 1999 were presented according to IFRS on the basis of acquisition method. As a result, goodwill in the amount of PLN 107 million was recognised on purchase of 19.43% of CPN shares held by its employees.
For the purposes of the financial statements according to PAS the incorporation, including purchase of shares from minority shareholders, was conducted under pooling interest method.

d. IFRS treatment of negative goodwill from consolidation

Pursuant to PAS, before the Accounting Act came into effect, i.e. before 2002, negative goodwill from consolidation was written off by the Company to incomes over 2-5 year period. In financial statements prepared under IFRS, the negative goodwill is written off in the period being a weighted average of economic useful life of acquired and amortised assets.

e. Deferred tax

Adjustments related to above mentioned differences between PAS and IFRS are basis for deferred tax calculation.

f. Sales revenues in financial statements according to IFRS

According to PAS sales revenues and selling costs include excise tax, charged by PKN ORLEN and other entities of the Group on the products subject to excise tax and included in realised revenues.
For the purpose of IFRS financial statements, the amount of excise tax calculated by the entities of the PKN ORLEN Group was eliminated from sales revenues and selling costs in the amounts of PLN 9,309 million and PLN 9,426 million in years ended 31 December 2003 and 31 December 2002 respectively.

g. Scope of financial statements

The captions of consolidated financial statements prepared according to PAS and IFRS may differ significantly. The scope of disclosures to consolidated financial statements according to PAS differs from the scope of disclosures under IFRS.

(in PLN thousand)

CONSOLIDATED FINANCIAL STATEMENTS AND COMPARATIVE CONSOLIDATED FINANCIAL DATA

CONSOLIDATED BALANCE SHEET

ASSETS

	Note	31 December 2003	31 December 2002
I. Fixed assets		10 622 416	9 624 062
1. Intangible assets, including:	1	93 208	90 794
- goodwill		10 211	435
2. Goodwill on consolidation of subordinated entities	2	20 856	26 070
3. Tangible fixed assets	3	9 294 519	8 521 021
4. Long term receivables	4	18 084	14 873
4.1. From subordinated entities		1 402	586
4.2. From other entities		16 682	14 287
5. Long term investments	5	1 023 346	790 892
5.1. Real estates		-	-
5.2. Intangible assets		-	-
5.3. Long term financial assets		1 023 346	790 892
a) in subordinated entities, including:		489 816	189 415
- shares in subordinated entities accounted for on an equity basis		455 749	70 018
- shares in unconsolidated subordinated companies and joint venture entities		32 892	34 300
b) in other entities		533 530	601 477
5.4. Other long term investments		-	-
6. Long term prepayments, deferred costs and deferred tax asset	6	172 403	180 412
6.1. Deferred tax assets		15 120	24 570
6.2. Prepayments and deferred costs		157 283	155 842
II. Current assets		6 360 279	5 159 464
1. Inventories	7	3 041 411	2 851 225
2. Short term receivables	8, 9	2 230 532	1 610 546
2.1. From subordinated entities		118 375	18 281
2.2. From other entities		2 112 157	1 592 265
3. Short term investments	10	718 310	246 859
3.1. Short term financial assets		717 809	246 357
a) in subordinated entities		-	-
b) in other entities		156 049	68 167
c) cash and cash equivalents		561 760	178 190
3.2. Other short term investments		501	502
4. Short term prepayments and deferred costs	11	370 026	450 834
Total assets		16 982 695	14 783 526

(in PLN thousand)

LIABILITIES	Note	31 December 2003	31 December 2002
I. Shareholders equity		9 129 889	7 927 014
1. Share capital	13	534 636	525 221
2. Unpaid share capital (negative value)		-	-
3. Own shares (negative value)	14	-	-
4. Capital reserve	15	6 468 021	5 757 678
5. Revaluation reserve	16	674 685	722 745
6. Other capital reserves	17	53 476	53 476
7. Foreign exchange gain on inclusion of subordinated entities		62 366	9
8. Undistributed profit from previous years		323 056	388 550
9. Net profit	39	1 013 649	479 335
10. Distribution from profit during financial year (negative value)	18	-	-
II. Minority interests	19	425 961	410 890
III. Negative goodwill on subordinated entities	20	301 369	259 002
IV. Liabilities and provisions for liabilities		7 125 476	6 186 620
1. Provisions for liabilities	21	822 594	866 566
1.1. Provision for deferred tax		206 202	290 463
1.2. Provision for retirement benefits and similar provisions		158 588	150 396
a) long term		137 359	128 123
b) short term		21 229	22 273
1.3. Other provisions		457 804	425 707
a) long term		372 279	328 192
b) short term		85 525	97 515
2. Long term liabilities	22	1 864 730	424 009
2.1. To subordinated entities		168	-
2.2. To other entities		1 864 562	424 009
3. Short term liabilities	23	4 301 482	4 807 099
2.1. To subordinated entities		53 092	81 662
3.2. To other entities		4 201 490	4 679 509
3.3. Special funds		46 900	45 928
4. Accruals and deferred income	24	136 670	88 946
4.1. Negative goodwill		365	534
4.2. Other accruals and deferred income		136 305	88 412
a) long term		9 046	10 947
b) short term		127 259	77 465
Total liabilities		16 982 695	14 783 526

Net book value	25	9 129 889	7 927 014
Number of shares		427 709 061	420 177 137
Net book value per share (PLN)		21,35	18,87
Expected number of shares		-	-
Diluted net book value per share (PLN)		-	-

OFF - BALANCE SHEET ITEMS			
1. Contingent receivables		-	-
1.1. From subordinated entities		-	-
- received guarantees and sureties		-	-
1.2. From other entities		-	-
- received guarantees and sureties		-	-
2. Contingent liabilities		155 385	16 016
2.1. To subordinated entities	26	106 747	681
- granted guarantees and sureties		106 747	681
2.2. To other entities		48 638	15 335
- granted guarantees and sureties		48 638	15 335
3. Other		11 771	55 086
Total off - balance sheet items		167 156	71 102

(in PLN thousand)

CONSOLIDATED INCOME STATEMENT

	Note	31 December 2003	31 December 2002
I. Net sales including:		33 720 934	26 328 379
- to subordinated entities	27, 28	894 813	591 989
1. Net sales of finished products	27	25 447 368	24 178 485
2. Net sales of goods for resale and materials	28	8 273 566	2 149 894
II. Cost of goods sold, including:		(19 923 602)	(13 401 962)
- to subordinated entities		(528 689)	(530 047)
1. Cost of sales of finished products	29	(12 386 468)	(11 565 893)
2. Cost of goods for resale and materials sold		(7 537 134)	(1 836 069)
III. Gross profit on sales (I-II)		13 797 332	12 926 417
IV. Selling and distribution costs	29	(11 567 435)	(11 213 482)
V. General and administration expenses	29	(929 665)	(891 543)
VI. Profit on sales (III-IV-V)		1 300 232	821 392
VII. Other operating income		376 637	208 539
1. Profit on disposal of non-financial fixed assets		14 314	31 148
2. Grants		105	21
3. Other	30	362 218	177 370
VIII. Other operating expenses		(373 020)	(271 318)
1. Loss from disposal of non-financial fixed assets		(10 622)	(14 769)
2. Impairment of non-financial assets		(77 827)	(8 974)
3. Other	31	(284 571)	(247 575)
IX. Operating profit (VI+VII-VIII)		1 303 849	758 613
X. Financial income	32	279 237	235 879
1. Dividends and shares in profits, including:		48 728	116
- from subordinated entities		2 219	113
2. Interest, including:		61 987	70 997
- from subordinated entities		2 209	976
3. Profit from sale of investments		32 892	62 852
4. Revaluation of investments		3 720	804
5. Other		131 910	101 110
XI. Financial expenses	33	(373 797)	(260 687)
1. Interest, including:		(154 963)	(193 529)
- to subordinated entities		(1 024)	(1 195)
2. Loss from sale of investments		-	-
3. Revaluation of investments		(3 493)	(2 152)
4. Other		(215 341)	(65 006)
XII. Profit (loss) on sale of shares in subordinated entities	34	243	(1 455)
XIII. Gross profit (IX+X-XI+/-XII)		1 209 532	732 350
XIV. Extraordinary items (XIV.1. - XIV.2.)		436	(565)
1. Extraordinary gains	35	973	6 247
2. Extraordinary losses	36	(537)	(6 812)
XV. Amortisation of goodwill from subordinated entities	2	(5 535)	(1 496)
XVI. Write-off of negative goodwill from subordinated entities	20	37 654	42 143
XVII. Profit before taxation (XIII+/-XIV-XV+XVI)		1 242 087	772 432
XVIII. Income tax	37	(250 978)	(275 978)
a) current part		(379 023)	(226 610)
b) deferred part		128 045	(49 368)
XIX. Other obligatory charges on profit	38	-	-
XX. Income from associated companies accounted for under the equity method		56 231	10 499
XXI. Minority interests		(33 691)	(27 618)
XXII. Net profit (XVII-XVIII-XIX+/-XX+/-XXI)	39	1 013 649	479 335

Net profit for 12 months (annualised)		1 013 649	479 335
Weighted average number of ordinary shares		420 804 797	420 177 137
Earnings per ordinary share (in PLN)	40	2,41	1,14
Diluted weighted average number of ordinary shares		-	-
Diluted earnings per share (in PLN)		-	-

(in PLN thousand)

STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS EQUITY

	Note	31 December 2003	31 December 2002
I. Shareholders equity at beginning of period		7 927 014	7 419 130
a) changes in accounting policies		-	82 009
b) corrections of fundamental errors		-	-
I. a. Shareholders equity at beginning of period restated for comparative data		7 927 014	7 501 139
1. Share capital at beginning of period		525 221	525 221
1.1.Movements in share capital		9 415	-
a) increases		9 415	-
- issues of shares		9 415	-
b) decreases		-	-
1.2. Share capital at end of period		534 636	525 221
2. Unpaid share capital at beginning of period		-	-
2.1. Movements in unpaid share capital		-	-
a) increases		-	-
b) decreases		-	-
2.2. Unpaid share capital at end of period		-	-
3. Own shares at beginning of period		-	-
3.1. Movement in own shares		-	-
a) increases		-	-
b) decreases		-	-
3.2 Own shares at end of period		-	-
4. Capital reserve at beginning of period		5 757 678	5 501 578
4.1. Movements in capital reserve		710 343	256 100
a) increases		710 981	256 100
- share premium		184 910	-
- distribution of profits (by articles)		-	-
- apportionment of profits (over the minimum provided for by the articles)		482 395	249 395
- transfer from capital reserves due to revaluation of fixed assets disposed		43 676	6 705
b) decreases		(638)	-
- absorption of losses		(638)	-
- other		-	-
4.2. Capital reserve at end of period	15	6 468 021	5 757 678
5. Revaluation reserve at beginning of period		722 745	734 796
- changes in accounting policies, restatement of opening balance		-	(2 600)
5.1. Revaluation reserve at beginning of period restated for comparative data		722 745	732 196
5.2. Movements in revaluation reserve		(48 060)	(9 451)
a) increases		3 796	41 917
- increase of value of long term investments		2 857	58 218
- deferred tax assets related to entries made to revaluation reserve		939	(16 301)
b) decreases		(51 856)	(51 368)
- fixed assets disposals		(43 676)	(6 705)
- impairment of tangible fixed assets		(6 815)	(2 746)
- deferred tax assets related to entries made to revaluation reserve		-	16 301
- other		(1 365)	(58 218)
5.3. Revaluation reserve at end of period	16	674 685	722 745
6. Other capital reserves at beginning of period		53 476	53 542
6.1. Movements in oher capital reserves		-	(66)
a) increases		-	-
b) decreases		-	(66)
6.2. Other capital reserves at end of period	17	53 476	53 476

(in PLN thousand)

STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS EQUITY - CONTINUATION

	31 December 2003	31 December 2002
7. Foreign exchange differences from recalculation of subordinated entities	62 366	9
8. Undistributed profit from previous years at beginning of period	867 885	603 990
8.1. Undistributed profit from previous years at beginning of period	867 885	603 990
a) changes in accounting policies	-	84 609
b) corrections of fundamental errors	-	-
8.2. Undistributed profit from previous years at beginning of period restated for comparative data	867 885	688 599
a) increases	638	-
- coverage of loss	638	-
b) decreases	(545 467)	(300 049)
- dividends paid	(58 825)	(50 421)
- transfer to capital reserve	(482 395)	(249 395)
- other	(4 247)	(233)
8.3. Undistributed profit from previous years at end of period	323 056	388 550
8.4. Undistributed loss from previous years at beginning of period	-	-
a) changes in accounting policies	-	-
b) corrections of fundamental errors	-	-
8.5. Undistributed loss from previous years at beginning of period restated for comparative data	-	-
a) increases	-	-
b) decreases	-	-
8.6. Undistributed loss from previous years at end of period	-	-
8.7. Undistributed profit from previous years at end of period	323 056	388 550
9. Net profit for the financial year	1 013 649	479 335
a) net profit	1 013 649	479 335
b) net loss	-	-
c) distribution from current year profit	-	-
II. Shareholders equity at end of period	9 129 889	7 927 014
III. Shareholders equity after proposed distribution of profit	9 129 889	7 927 014

(in PLN thousand)

CONSOLIDATED CASH FLOW STATEMENT

	31 December 2003	31 December 2002
A. Cash flow from operating activities (I+/-II)		
I. Net profit for the year	1 013 649	479 335
II. Total adjustments	600 123	880 340
1. Profit from minority interests	33 691	27 618
2. Net (profit) from subordinated entities accounted for an equity method	(56 231)	(10 499)
3. Depreciation	1 076 485	1 022 521
- including amortisation of goodwill of subordinated entities or negative goodwill write-offs of subordinated entities	(32 119)	(40 647)
4. Foreign exchange (gains)/losses	73 959	(17 489)
5. Interest and dividends	73 491	168 961
6. (Profit) loss from investing activities	59 350	(73 443)
7. Movements in provisions	(102 931)	54 133
8. Movements in stock	(162 491)	(662 683)
9. Movements in receivables	(277 792)	(43 373)
10. Movements in creditors falling due within one year (with the exception of loans)	(162 083)	365 076
11. Movements in prepayments and accruals	138 774	45 959
12. Other adjustments	(94 099)	3 559
III. Cash flow from operating activities (I+/-II)	1 613 772	1 359 675
B. Cash flow from investing activities		
I. Cash inflows	498 693	425 559
1. Disposal of intangible fixed assets and tangible fixed assets	39 532	37 805
2. Disposal of real estate investments and intangible fixed assets investments	-	-
3. From financial assets, including:	256 141	375 620
a) in subordinated entities	38 473	12 840
- sales of financial assets (except from short term securities)	14 087	120
- sales of short term securities	10 499	-
- dividends and profits	13 673	12 277
- long-term loans repaid	-	-
- interest received	214	443
- other inflows from financial assets	-	-
b) in other entities	217 668	362 780
- sales of financial assets (except from short term securities)	3 155	105 766
- sales of short term securities	44 575	235 483
- dividends and profits	46 509	2
- long-term loans repaid	99 271	-
- interest received	24 158	21 529
- other inflows from financial assets	-	-
4. Other inflows from investing activities	203 020	12 134
II. Cash outflows	(1 744 321)	(1 361 266)
1. Purchases of intangible and tangible assets	(1 200 795)	(994 397)
2. Investments in real estate and intangible assets	-	-
3. For financial assets, including:	(403 779)	(353 072)
a) in subordinated entities	(314 127)	(24 887)
- purchases of financial assets (except from short term securities)	(314 127)	(24 887)
- purchases of short term securities	-	-
- loans granted	-	-
b) in other entities	(89 652)	(328 185)
- purchases of financial assets (except from short term securities)	(10 946)	(61 400)
- purchases of short term securities	(61 986)	(266 785)
- loans granted	(16 720)	-
4. Dividend paid to minority shareholders	(4 744)	(1 204)
5. Other payments	(135 003)	(12 593)
III. Net cash flow used in investing activities (I+/-II)	(1 245 628)	(935 707)

(in PLN thousand)

CONSOLIDATED CASH FLOW STATEMENT - CONTINUATION

	31 December 2003	31 December 2002
C. Cash flow from financing activities		
I. Inflows	4 452 916	1 688 261
1. Issuance of shares and other capital instruments, additional payments to capital	-	-
2. Loans	3 138 012	499 082
3. Issuance of short term securities	1 314 293	1 186 558
4. Other inflows	611	2 621
II. Outflows	(4 437 512)	(2 137 263)
1. Redemption of shares	-	-
2. Dividends and other distributions to shareholders	(58 825)	(50 421)
3. Other than distribution of profit to shareholders payments from profit	-	-
4. Repayment of loans	(2 631 087)	(682 793)
5. Repurchase of short term securities	(1 576 700)	(1 196 357)
6. Other financial liabilities	-	-
7. Finance lease payments	(10 106)	(7 112)
8. Interest paid	(159 572)	(195 880)
9. Other payments	(1 222)	(4 700)
III. Net cash flows used in financing activities (I-II)	15 404	(449 002)
D. Net cash flow (A.III+/-B.III+/-C.III)	383 548	(25 034)
E. Balance sheet change in cash and cash equivalents	383 570	(25 195)
- including changes in cash and cash equivalents resulting from foreign exchange gains/losses	22	(161)
F. Total cash and cash equivalents at the beginning of the period	178 190	203 385
G. Total cash and cash equivalents at the end of the period (F+/- D)	561 738	178 351
- including those of limited availability	116 771	6 266

* unrealized foreign exchange gains/losses are not included according to National Accounting Standard No. 1

(in PLN thousand)

ADDITIONAL INFORMATION AND EXPLANATIONS

A. EXPLANATORY NOTES

NOTES TO THE CONSOLIDATED BALANCE SHEET

Note 1A

INTANGIBLE ASSETS	31 December 2003	31 December 2002
a) development costs	356	383
b) company goodwill	10 211	435
c) licences, patents and similar assets	77 921	88 908
- computer software	12 345	3 260
d) other intangible fixed assets	4 720	1 068
e) payments on account of intangible fixed assets	-	-
Total intangible assets	93 208	90 794

As of 31 December 2003 and 31 December 2002 there were no intangible assets being collateral for the Group's liabilities

(in PLN thousand)

e 1B

VEMENT IN INTANGIBLE FIXED ASSETS (by groups)	a	b	c		d	e	
	development cost	goodwill	licences, patents and similar assets, including:	computer software	other intangible fixed assets	prepayments for intangible fixed assets	Total intangible fixed assets
oss book value at the beginning of period	952	572	192 752	15 593	1 511	-	195 787
dditions	280	15 226	26 771	14 263	6 288	-	48 565
purchase	280	166	15 476	4 136	12	-	15 934
newly consolidated companies *	-	14 394	7 600	7 598	6 276	-	28 270
other	-	666	3 695	2 529	-	-	4 361
ecreases	43	666	3 787	2 281	141	-	4 637
sales and liquidation	43	-	3 152	2 167	47	-	3 242
other	-	666	635	114	94	-	1 395
nsfers	-	-	-	584	-	-	-
oss value at the end of period	1 189	15 132	215 736	28 159	7 658	-	239 715
cumulated amortisation at the beginning of period	569	137	103 778	12 331	443	-	104 927
nortisation expense for the period (including)	137	4 784	33 967	3 480	2 495	-	41 383
icreases	183	4 784	37 191	5 445	2 511	-	44 669
amortisation	183	1 112	34 933	3 189	1 166	-	37 394
newly consolidated companies **	-	3 672	2 240	2 238	1 345	-	7 257
other	-	-	18	18	-	-	18
ecreases	46	-	3 224	2 231	16	-	3 286
sale and liquidation	43	-	3 058	2 117	9	-	3 110
contributions	-	-	11	7	-	-	11
other	3	-	155	107	7	-	165
nsfer	-	-	-	266	-	-	-
cumulated amortisation at end of period	706	4 921	137 745	15 811	2 938	-	146 310
luation adjustments at the beginning of period	-	-	66	2	-	-	66
creaes	127	-	13	1	-	-	140
creaes	-	-	9	-	-	-	9
aluation adjustments at the end of the period	127	-	70	3	-	-	197
t book value at the end of the period	356	10 211	77 921	12 345	4 720	-	93 208

003 unplanned amortisation charges relating to intangible fixed assets due to impairment amounted to PLN 140 thousand.
cluding foreign exchange gains/losses in amount of PLN 3,049 thousand
ncluding foreign exchange gains/losses in amount of PLN 782 thousand

(in PLN thousand)

Note 1C

INTANGIBLE ASSETS (BY CLASS OF OWNERSHIP)	31 December 2003	31 December 2002
a) own	93 208	90 794
b) used on basis of lease, tenancy agreements or other agreement, including leasing	-	-
Total intangible assets	93 208	90 794

Note 2A

GOODWILL	31 December 2003	31 December 2002
a) goodwill from consolidation - subsidiaries	18 465	22 942
b) goodwill from consolidation - joint-ventures	-	-
c) goodwill from consolidation - associated companies	2 391	3 128
Total goodwill from consolidation	20 856	26 070

Note 2B

CHANGE IN GOODWILL FROM CONSOLIDATION - SUBSIDIARY COMPANIES	31 December 2003	31 December 2002
a. gross value at beginning of period	25 162	1 686
ORLEN Petroprofit Sp. z o.o.	1 623	1 623
Petrogaz Lapy Sp. z o.o.	63	63
Petrotel Sp. z o.o.	493	-
Ship Service S.A.	8 860	-
ORLEN PetroTank Sp. z o.o.	14 123	-
Orlen Transport Krakow Sp. z o.o.	-	-
b. increases	321	23 476
ORLEN Petroprofit Sp. z o.o.	-	-
Petrogaz Lapy Sp. z o.o.	305	-
Petrotel Sp. z o.o.	-	493
Ship Service S.A.	-	8 860
ORLEN PetroTank Sp. z o.o.	-	14 123
Orlen Transport Krakow Sp. z o.o.	6	-
Company consolidated by Rafineria Trzebinia S.A.	10	-
c. decreases	-	-
d. gross value at the end of period	25 483	25 162
ORLEN Petroprofit Sp. z o.o.	1 623	1 623
Petrogaz Lapy Sp. z o.o.	368	63
Petrotel Sp. z o.o.	493	493
Ship Service S.A.	8 860	8 860
ORLEN PetroTank Sp. z o.o.	14 123	14 123
Orlen Transport Krakow Sp. z o.o.	6	-
Company consolidated by Rafineria Trzebinia S.A.	10	-
e. accumulated amortisation at the beginning of period	2 220	1 686
ORLEN Petroprofit Sp. z o.o.	1 623	1 623
Petrogaz Lapy Sp. z o.o.	63	63
Petrotel Sp. z o.o.	90	-
Ship Service S.A.	444	-
f. amortisation for the period	4 798	534
ORLEN Petroprofit Sp. z o.o.	-	-
Petrogaz Lapy Sp. z o.o.	101	-
Petrotel Sp. z o.o.	99	90
Ship Service S.A.	1 772	444
ORLEN PetroTank Sp. z o.o.	2 825	-
Orlen Transport Krakow Sp. z o.o.	1	-
Company consolidated by Rafineria Trzebinia S.A.	-	-
g. decrease in amortisation of goodwill	-	-
h. accumulated amortisation at the end of period	7 018	2 220
ORLEN Petroprofit Sp. z o.o.	1 623	1 623
Petrogaz Lapy Sp. z o.o.	164	63
Petrotel Sp. z o.o.	189	90
Ship Service S.A.	2 216	444
ORLEN PetroTank Sp. z o.o.	2 825	-
Orlen Transport Krakow Sp. z o.o.	1	-
i. net value at the end of period	18 465	22 942
ORLEN Petroprofit Sp. z o.o.	-	-
Petrogaz Lapy Sp. z o.o.	204	-
Petrotel Sp. z o.o.	304	403
Ship Service S.A.	6 644	8 416
ORLEN PetroTank Sp. z o.o.	11 298	14 123
Orlen Transport Krakow Sp. z o.o.	5	-
Company consolidated by Rafineria Trzebinia S.A.	10	-

(in PLN thousand)

Note 2C

CHANGE IN GOODWILL FROM CONSOLIDATION - JOINT VENTURES	31 December 2003	31 December 2002
a. gross value at beginning of period	-	-
b. increases	-	-
c. decreases	-	-
d. gross value at the end of period	-	-
e. accumulated amortisation at the beginning of period	-	-
f. amortisation for the period	-	-
g. accumulated amortisation at the end of period	-	-
h. net value at the end of period	-	-

Note 2D

CHANGE IN GOODWILL FROM CONSOLIDATION - ASSOCIATED COMPANIES	31 December 2003	31 December 2002
a. gross value at beginning of period	8 326	8 326
Naftoport Sp. z o.o.	8 326	8 326
b. increases	-	-
Naftoport Sp. z o.o.	-	-
c. decreases	-	-
d. gross value at the end of the period	8 326	8 326
Naftoport Sp. z o.o.	8 326	8 326
e. accumulated amortisation at the beginning of period	5 198	4 236
Naftoport Sp. z o.o.	5 198	4 236
f. amortisation for the period	737	962
Naftoport Sp. z o.o.	737	962
g. decrease in amortisation of goodwill	-	-
h. accumulated amortisation at the end of period	5 935	5 198
Naftoport Sp. z o.o.	5 935	5 198
i. net value at the end of period	2 391	3 128
Naftoport Sp. z o.o.	2 391	3 128

Note 2E

CALCULATION OF GOODWILL FROM CONSOLIDATION AT THE MOMENT OF ACQUISITION/INCREASE IN SHARES

Entity	Cost of purchase	Share in net assets/ equity on the date of purchase	Goodwill from consolidation
Petrogaz Lapy Sp. z o.o.	2 512	2 144	368
ORLEN Petroprofit Sp. z o.o.	13 536	11 913	1 623
Naftoport Sp. z o.o.	17 060	8 734	8 326
Ship Service Sp. z o.o.	22 800	13 940	8 860
Petrotel Sp. z o.o.	4 321	3 828	493
ORLEN PetroTank Sp. z o.o.	29 197	15 074	14 123
ORLEN Transport Krakow Sp. z o.o.	1 123	1 117	6
Company consolidated by Rafineria Trzebinia S.A.	20	10	10

Note 3A

TANGIBLE ASSETS	31 December 2003	31 December 2002
a) fixed assets, including:	8 372 256	7 958 892
- land (including perpetual leasehold)	393 677	154 467
- buildings and construction	5 076 183	4 795 526
- plant and equipment	2 676 343	2 765 970
- vehicles	161 928	174 384
- other fixed assets	64 125	68 545
b) construction in progress	852 500	469 393
c) payments on account of construction in progress	69 763	92 736
Total tangible assets	9 294 519	8 521 021
Value of tangible fixed assets being collateral for Group's liabilities:	463 728	259 126

(in PLN thousand)

3B

/EMENT IN INTANGIBLE FIXED ASSETS (by groups)

	-land (including perpetual lease agreements)	- buildings and constructions	- plant and equipment	- transport	- other fixed assets	Total tangible fixed assets
oss book value at the beginning of period	168 780	8 202 523	8 465 839	552 762	223 104	17 613 008
ditions	252 967	815 942	753 925	41 244	32 523	1 896 601
purchase	42 150	385 691	406 295	32 441	25 006	891 583
newly consolidated companies **	210 361	418 214	334 030	4 240	6 995	973 840
other	456	12 037	13 600	4 563	522	31 178
creases	10 069	193 872	754 572	55 831	22 028	1 036 372
sales and liquidation	5 017	56 865	78 979	49 033	14 751	204 645
contributions	-	126 471	668 631	3 663	3 693	802 458
other*	5 052	10 536	6 962	3 135	3 584	29 269
sfers	16	4 144	(2 071)	41	(2 130)	-
oss value at the end of period	411 694	8 828 737	8 463 121	538 216	231 469	18 473 237
cumulated amortisation at the beginning of period	14 313	3 373 648	5 696 468	378 345	154 024	9 616 798
ortisation expense for the period (including)	3 704	297 857	82 210	(2 096)	12 685	394 360
creases	3 950	420 315	792 953	40 741	28 917	1 286 876
amortisation	3 515	357 347	649 094	37 206	24 048	1 071 210
newly consolidated companies ***	435	59 161	139 586	3 404	4 798	207 384
other	-	3 807	4 273	131	71	8 282
creases	246	124 980	709 843	42 887	14 560	892 516
sale and liquidation	108	41 106	68 405	37 965	10 376	157 960
contributions	-	83 419	639 708	2 908	3 198	729 233
other*	138	455	1 730	2 014	986	5 323
sfer	-	2 522	(900)	50	(1 672)	-
cumulated amortisation at end of period	18 017	3 671 505	5 778 678	376 249	166 709	10 011 158
uation adjustments at the beginning of period	-	33 349	3 401	33	535	37 318
eaes	-	57 999	5 458	142	555	64 154
reaes	-	10 299	759	136	455	11 649
luation adjustments at the end of the period	-	81 049	8 100	39	635	89 823
book value at the end of the period	393 677	5 076 183	2 676 343	161 928	64 125	8 372 256

ition other includes reclassification of low value tangible assets to equipment, donations and other.
cluding foreign exchange gains/losses in amount of PLN 105,023 thousand
ncluding foreign exchange gains/losses in amount of PLN 22,365 thousand
03 unplanned amortisation charges relating to intangible fixed assets due to impairment amounted to PLN 64,154 thousand.

(in PLN thousand)

	31 December 2003	31 December 2002

Note 3C

FIXED ASSETS (BY CLASS OF OWNERSHIP)		
a) own	8 339 920	7 927 720
b) used on the basis of lease, tenancy agreements or other agreement, including leasing	32 336	31 172
Total fixed assets	8 372 256	7 958 892

Note 3D

OFF-BALANCE SHEET FIXED ASSETS		
used on the basis of lease, tenancy agreements or other agreement, including leasing, together with:	744 697	684 587
- the amount of the perpetual leashold (estimated on the basis of land valuation made by municipalities in order to determine fees for perpetual leasehold)	514 994	421 728
Total off-balance sheet fixed assets	744 697	684 587

Companies from the Capital Group do not recognize perpetual leasehold of land granted by an administrative decision in previous years due to the fact that historical cost can not be reliably determined.

Note 4A

LONG TERM RECEIVABLES		
a) due from related companies, including:	1 402	586
- from subordinated companies	1 402	586
- from joint-ventures	-	-
- from associated companies	-	-
- from significant investor	-	-
- from dominant company	-	-
b) from other companies	16 682	14 287
Net long term receivables	18 084	14 873
c) Bad and doubtful debt provision (positive value)	14	35
Gross long term receivables	18 098	14 908

Note 4B

MOVEMENTS IN LONG TERM RECEIVABLES		
a) balance at beginning of period	14 908	16 951
b) increases	10 909	5 437
c) decreases	(7 719)	(7 480)
Long term receivables at end of the period	18 098	14 908

Note 4C

MOVEMENTS IN BAD AND DOUBTFUL DEBTS PROVISION FOR LONG TERM RECEIVABLES		
a) balance at beginning of period	35	2 894
b) increases of:	-	-
- initial receivable	-	-
- interest	-	-
- other	-	-
c) release of	(2)	-
- initial receivable	(2)	-
- interest	-	-
- other	-	-
d) utilization	(19)	(2 859)
- initial receivable	(19)	-
- interest	-	-
- other	-	(2 859)
Bad and doubtful debt provision for long term debtors at end of period	14	35

Note 4D

LONG TERM RECEIVABLES (CURRENCY TYPE)		
a) in Polish currency	18 098	14 908
b) in foreign currencies (by currency and recalculated to PLN)	-	-
Total long term receivables	18 098	14 908

Note 5A

MOVEMENTS IN REAL ESTATE		
a) balance at beginning of period	-	-
b) increases	-	-
c) decreases	-	-
Total real estate at the end of period	-	-

(in PLN thousand)

Note 5B

MOVEMENTS IN INTANGIBLE ASSETS	31 December 2003	31 December 2002
a) balance at beginning of period	-	-
b) increases	-	-
c) decreases	-	-
Total intangible fixed assets at the end of period	**-**	**-**

Note 5C

LONG TERM FINANCIAL ASSETS	31 December 2003	31 December 2002
a) in subordinated companies (not consolidated)	32 892	34 300
- stakes and shares	32 892	34 300
b) in joint-ventures (not consolidated)	-	-
c) in associated companies (not consolidated)	1 175	85 097
- stakes and shares	1 175	85 097
d) in subordinated, joint-venture and associated companies valuated on the equity basis	455 749	70 018
- stakes and shares	455 749	70 018
e) in significant investor	-	-
f) in dominant company	-	-
g) in other companies	533 530	601 477
- stakes and shares	511 046	501 608
- securities	-	-
- other securities	913	-
- loans granted	21 571	99 869
- other long term financial assets	-	-
Total long term financial assets	**1 023 346**	**790 892**

Pledge on shares of joint-venture BOP as described in Note 47L

(in PLN thousand)

Note 5D

LONG-TERM FINANCIAL ASSETS (BY GROUPS)	31 December 2003	31 December 2002
I. Long term financial assets at the begining of the period	790 892	762 617
a) in subordinatede enities (not consolidated)	34 300	23 276
- stakes and shares	34 300	23 276
b) in associated companies (not consolidated)	85 097	85 981
- stakes and shares	85 097	85 981
c) in subordinated, joint-venture and associated companies accounted for under the equity method	70 018	70 644
- stakes and shares	70 018	70 644
d) in other companies	601 477	582 716
- stakes and shares	501 608	482 916
- loans granted	99 869	99 800
II. Increases in period	466 564	150 392
a) in subordinated enities (not consolidated)	35 086	18 435
- stakes and shares	35 086	18 435
b) in joint-ventures (not consolidated)	97	17
- stakes and shares	97	17
c) in subordinated, joint-venture and associated companies accounted for under the equity method	387 856	11 756
- stakes and shares	387 856	11 756
d) in other companies	43 525	120 184
- stakes and shares	14 827	119 595
- other securities	914	-
- loans granted	27 784	589
III. Decreases in period	234 110	122 117
a) in subordinated enities (not consolidated)	36 494	7 411
- stakes and shares	36 494	7 411
b) in joint-ventures (not consolidated)	84 019	901
- stakes and shares	84 019	901
c) in subordinated, joint-venture and associated companies accounted for under the equity method	2 125	12 382
- stakes and shares	2 125	12 382
d) in other companies	111 472	101 423
- stakes and shares	5 389	100 903
- other securities	1	-
- loans granted	106 082	520
IV. Long term financial assets at the end of the period	1 023 346	790 892
a) in subordinated enities (not consolidated)	32 892	34 300
- stakes and shares	32 892	34 300
b) in joint-ventures (not consolidated)	1 175	85 097
- stakes and shares	1 175	85 097
c) in subordinated, joint-venture and associated companies accounted for under the equity method	455 749	70 018
- stakes and shares	455 749	70 018
d) in other companies	533 530	601 477
- stakes and shares	511 046	501 608
- other securities	913	-
- loans granted	21 571	99 869
I. Long term financial assets at the begining of the period	790 892	762 617
II. Increases in period	466 564	150 392
III. Decreases in period	234 110	122 117
IV. Long term financial assets at the end of the period	1 023 346	790 892

(in PLN thousand)

ES IN SUBORDINATED ENTITIES

a	b	c	d	e	f	g	h		i	j	k	l
Name with indication of legal form	location	activity	share capital relationship	method of consolidation	date of control /joint control takeover or gaining significant influence	balance sheet value of shares	total valuation adjustments, including:	contribution in kind differences	book value of shares	percentage of share capital owned	share in total votes on General Meeting of Shareholders	other than mentioned in point j) or k) basis of domination
ordinated consolidated												
GmbH	Elmshorn (Germany)	assets management	subsidiary	full method	06.12.2002 [1]	335 831 [1]	34 299 [1]	-	370 130	100,00%	100,00%	-
Immobilien GmbH (formerly ORLEN Deutschland Real Estate GmbH)	Elmshorn (Germany)	purchase of grounds for fuel station investments	subsidiary	full method	06.12.2002 [1]	167 971 [1]	17 159 [1]	-	185 130	100,00%	100,00%	-
o.	Plock	liquid gas trade	subsidiary	full method	15.12.1995	24 824	(2 357)	(2 357)	22 467	100,00%	100,00%	-
m Sp. z o.o.	Plock	liquid fuels trading	subsidiary	full method	24.09.1996	21 000	-	-	21 000	100,00%	100,00%	-
z o.o.	Plock	medical activity	subsidiary	full method	24.11.1997	13 273	(2 234)	(2 234)	11 039	100,00%	100,00%	-
. z o.o.	Krakow	building and repairs of service stations	subsidiary	full method	02.01.1997	3 795	(3 795)	-	-	100,00%	100,00%	-
z o.o.	Plock	polymers trading	subsidiary	full method	09.04.1998	2 000	-	-	2 000	100,00%	100,00%	-
p. z o.o.	Plock	custodian and other services for PKN ORLEN S.A.	subsidiary	full method	19.07.2000	4	-	-	4	100,00%	100,00%	-
. z o.o.	Plock	transport, spedition, managing oil containers, liquid fuels and oil trading	subsidiary	full method	13.12.2000	40 796	(11 305)	(11 305)	29 491	99,85%	99,85%	-
zczecin Sp. z o.o.	Szczecin	transport services	subsidiary	full method	15.06.2000	3 409	(1 552)	(1 552)	1 857	99,56%	99,56%	-
ublin Sp. z o.o.	Lublin	transport services	subsidiary	full method	09.06.2000	15 922	(9 276)	(9 276)	6 646	98,45%	98,45%	-
rakow Sp. z o.o.	Krakow	transport services	subsidiary	full method	05.06.2000	12 255	(6 659)	(6 659)	5 596	98,31%	98,31%	-
ock Sp. z o.o.	Plock	transport services	subsidiary	full method	23.12.1998	25 782	(2 028)	(2 028)	23 754	97,59%	97,59%	-
upsk Sp. z o.o.	Slupsk	transport services	subsidiary	full method	23.06.2000	8 387	(3 544)	(3 544)	4 843	97,04%	97,04%	-
owa Sol Sp. z o.o.	Nowa Sol	transport services	subsidiary	full method	09.06.2000	9 759	(3 670)	(3 670)	6 089	96,72%	96,72%	-
ratury S.A.	Plock	building of machines and equipment for industry	subsidiary	full method	27.10.1998	17 383	-	-	17 383	96,57%	96,57%	-
Sp. z o.o.	Plock	laboratory services	subsidiary	full method	13.02.2003	9 413	(3 054)	(3 054)	6 359	94,94%	94,94%	#ADR!
sztyn Sp. z o.o.	Olsztyn	transport services	subsidiary	full method	29.05.2000	8 013	(3 752)	(3 752)	4 261	94,68%	94,68%	-
o.*	Krakow	trading in chemicals, rafinery and petrochemical products	subsidiary	full method	27.08.1998	40 198	(1 119)	(1 119)	39 079	92,29%	92,29%	-
p. z o.o.	Widelka	liquid fuels trading	subsidiary	full method	09.04.1996	36 246	-	-	36 246	90,00%	90,00%	-
edzierzyn-Kozle Sp. z o.o.	Kedzierzyn-Kozle	transport services	subsidiary	full method	29.05.2000	5 678	(3 562)	(2 694)	2 116	89,32%	89,32%	-
	Plock	telecommunication services	subsidiary	full method	14.08.1997	7 282	-	-	7 282	88,80%	88,80%	-
Sp. z o.o.	Niemce	liquid fuels trading	subsidiary	full method	14.09.1995	13 536	-	-	13 536	85,00%	85,00%	-
o.o. (formerly BITREX Sp.z o.o.)	Plock	production of crude oil products	subsidiary	full method	19.06.1996	50 000	(6 838)	(6 838)	43 162	82,46%	82,46%	-
.A.	Trzebinia	paraffin processing, production and sales of fuels and oils	subsidiary	full method	27.10.1997	74 503	-	-	74 503	77,07%	77,07%	-
	Wloclawek	producing of PCV and fertilizers	subsidiary	full method	05.09.1995	176 200	-	-	176 200	76,27%	76,27%	-
cze S.A.	Jedlicze	paraffin processing, production and sales of fuels and oils	subsidiary	full method	01.01.1999	64 000	-	-	64 000	75,00%	75,00%	-
alnie Soli "SOLINO" S.A.	Inowroclaw	industrial brine production processing of vacuum salt	subsidiary	full method	28.09.1996	17 560	-	-	17 560	70,54%	70,54%	-
A.	Warszawa	ship servicing in sea ports, loading and storing of goods	subsidiary	full method	30.09.2002	22 800	-	-	22 800	60,86%	55,87%	-
Sp. z o.o.	Plock	repair services for automation	subsidiary	full method	30.04.1999	1 258	(148)	(148)	1 110	52,42%	52,42%	-
d Sp. z o.o.	Poznan	liquid fuels trading	subsidiary	full method	19.01.1998	9 200	-	-	9 200	51,83%	51,83%	-
	Warszawa	liquid fuels trading	subsidiary	full method	07.01.1997	10 220	-	-	10 220	51,00%	51,00%	-
	Plock	technological and construction designing services	subsidiary	full method	28.05.1998	765	-	-	765	51,00%	51,00%	-
o.	Plock	repair services for spinning machinery division	subsidiary	full method	01.10.1999	816	(508)	(508)	308	51,00%	51,00%	-
z o.o.	Gdansk	wholesale trading of automotive spare parts and accessories, retail and wholesale trading of fuels	subsidiary	full method	10.09.2001	5 300	-	-	5 300	50,48%	50,48%	-
ly subordinated consolidated						1 255 379	(13 943)	(60 738)	1 241 436			

(in PLN thousand)

RES IN SUBORDINATED ENTITIES

a	b	c	d	e	f	g	h		i	j	k	l
Name with indication of legal form	location	activity	share capital relationship	method of consolidation	date of control /joint control takeover or gaining significant influence	balance sheet value of shares	total valuation adjustments, including:	contribution in kind differences	book value of shares	percentage of share capital owned	share in total votes on General Meeting of Shareholders	other than mentioned in point j) or k) basis of domination
subordinated consolidated**												
AG (formerly EGGERT Mineraloel GmbH)	Elmshorn (Germany)	fuels trading	subsidiary	full method	28.02.2003	36 793	-	-	36 793	100,00%	100,00%	-
H	Bochum (Germany)	assets management	subsidiary	full method	28.02.2003	-	-	-	37	100,00%	100,00%	-
Nord GmbH	Elmshorn (Germany)	fuels trading	subsidiary	full method	28.02.2003	222 171	-	-	222 171	100,00%	100,00%	-
o.o.	Trzebinia	production, purchasing and forwarding of energy, gas, waste utilization	subsidiary	full method	08.12.1997	26 470	(1 947)	(1 947)	24 523	100,00%	100,00%	-
o.o.	Lapy	liquid gas trade	subsidiary	full method	19.06.1998	3 663	-	-	3 663	100,00%	100,00%	-
Tankstellen GmbH	Elmshorn (Germany)	real estate management	subsidiary	full method	28.02.2003	-	-	-	-	100,00%	100,00%	-
p. z o.o.	Szczecin	trade activity	subsidiary	full method	04.08.1999	2 481	(393)	(393)	2 088	100,00%	100,00%	#ADR!
	Borkowo Wielkie	farm	subsidiary	full method	01.02.2000	2 022	-	-	2 022	100,00%	100,00%	-
Centrum Sprzedazy Sp. z o.o.***	Lublin	trade of petrochemical products and services	subsidiary	full method	23.06.2000	1 894	78	-	1 972	100,00%	100,00%	Majority in Supervisory Board has Orlen-Oil Sp. z o.o.
	Jedlicze	laboratory services	subsidiary	full method	31.07.2002	2 500	(1 611)	(1 611)	889	100,00%	100,00%	-
	Trzebinia	production and sales of paraffin, wax and other chemical and crude oil products	subsidiary	full method	23.07.1999	50	-	-	50	100,00%	100,00%	-
Sp. z o.o.	Jedlicze	transport, spedition and vehicle cleaning services	subsidiary	full method	17.04.2000	1 850	(1 850)	(794)	-	100,00%	100,00%	-
Sp. z o.o. (formerly NaftoTransRem Sp. z o.o.)	Trzebinia	technical supervising, repairs, services	subsidiary	full method	28.11.1997	14 479	(6 898)	(6 898)	7 581	100,00%	100,00%	-
westycyjno-Remontowe RemWil Sp. z o.o.	Wloclawek	repairs and construction services	subsidiary	full method	25.11.1997	3 000	-	-	3 000	99,98%	99,98%	-
z o.o.	Jedlicze	energy production and trading	subsidiary	full method	04.11.1999	1 495	(817)	-	678	99,65%	99,65%	-
odukcyjno-Handlowo-Uslugowe Pro-Lab Sp. z o.o.	Wloclawek	laboratory services	subsidiary	full method	08.06.1999	302	-	-	302	99,20%	99,20%	-
o.o.	Jedlicze	transport, spedition and repairs	subsidiary	full method	02.08.1999	1 981	(1 770)	(879)	211	99,06%	99,06%	-
	Trzebinia	laboratory and environment protection services	subsidiary	full method	01.12.2000	50	-	-	50	99,00%	99,00%	-
Poznan Sp. z o.o.	Poznan	transport services	subsidiary	full method	30.12.2003	10 900	109	-	11 009	96,40%	96,40%	#ADR!
o.o.	Jedlicze	repair, maintenance, diagnostic, storing and catering cervices	subsidiary	full method	08.10.1999	1 688	(282)	(239)	1 406	96,12%	96,12%	-
Warszawa Sp. z o.o.	Mosciska	transport services	subsidiary	full method	30.10.2003	6 000	60	-	6 060	94,50%	94,50%	#ADR!
p. z o.o.	Jedlicze	waste utilisation, sewage treatment	subsidiary	full method	01.12.1999	636	(636)	-	-	92,74%	92,74%	-
Przepracowanych - Organizacja Odzysku S.A.****	Jedlicze	wholesale of waste and scrap	subsidiary	full method	06.11.2001	900	-	-	900	89,00%	89,00%	-
KO Sp. z o.o.	Wloclawek	research and analitycal services, designing and technical-engineering services connected with environment protection	subsidiary	full method	14.12.1994	10	-	-	10	55,93%	55,93%	-
Wroclaw Sp. z o.o.	Wroclaw	liquid gas trade	subsidiary	full method	25.07.1997	1 600	-	-	1 600	51,61%	51,61%	-
	Swidnik	fuel station, retail sale	subsidiary	full method	01.01.1996	408	-	-	408	51,00%	51,00%	-
ectly subordinated consolidated						343 343	(15 957)	(12 761)	327 423			
bordinated not consolidated												
hocice Sp. z o.o.	Machocice Kapitulne	catering and hotel services	subsidiary	not consolidated	07.11.2001	6 725	(394)	(394)	6 331	100,00%	100,00%	-
cie Sp. z o.o.	Swinoujscie	catering and hotel services	subsidiary	not consolidated	09.10.2001	4 110	(25)	(25)	4 085	100,00%	100,00%	-
z o.o.	Leba	resting and recreation activity	subsidiary	not consolidated	15.09.1997	3 932	(268)	(268)	3 664	100,00%	100,00%	-
wa S.A.	Plock	sport activity	subsidiary	not consolidated	14.08.1997	1 000	-	-	1 000	100,00%	100,00%	-
z o.o.	Plock	security services	subsidiary	not consolidated	26.08.1998	500	-	-	500	100,00%	100,00%	-
Gdansk Sp. z o.o. activity suspended	Gdansk	production, store and wholesale of fuel	subsidiary	not consolidated	12.11.1991	50	-	-	50	100,00%	100,00%	-
ystrybucyjnych Sp. z o.o.	Opole	import, export, sales of industrial buildings and equipment, internet and logistics services	subsidiary	not consolidated	29.11.2000	6 532	(703)	(703)	5 829	99,94%	99,94%	-
Wielka Sp. z o.o.	Nowa Wies Wielka	maitenance services for fuel stations and stores	subsidiary	not consolidated	11.02.2000	1 261	(492)	(492)	769	99,32%	99,32%	-
z o.o.	Ustron	resting and recreation activity	subsidiary	not consolidated	03.11.1997	1 627	-	-	1 627	98,73%	98,73%	-
o.	Lodz	maitenance services for fuel stations and stores	subsidiary	not consolidated	15.06.1999	591	(474)	(474)	117	97,25%	97,25%	-
p. z o.o.	Warszawa	maitenance services for fuel stations and stores	subsidiary	not consolidated	29.07.1999	697	(318)	(318)	379	88,50%	88,50%	-
A. Warszawa w upadlosci	Warszawa	containers and tanks production	subsidiary	not consolidated	08.09.1999	2 111	(2 111)	-	-	81,14%	81,14%	-
p. z o.o.	Plock	education and training services	subsidiary	not consolidated	15.11.1999	454	-	-	454	69,43%	69,43%	-
owa Brzeznica Sp. z o.o. w upadlosci	Nowa Brzeznica	liquid gas trade	subsidiary	not consolidated	19.02.1997	2 288	(2 288)	-	-	52,00%	52,00%	-
	Gdansk	storing of goods for resale	subsidiary	not consolidated	28.10.1999	1 324	-	-	1 324	51,31%	51,31%	-
tly subordinated not consolidated						33 202	(7 073)	(2 674)	26 129			

(in PLN thousand)

Note 5E

STAKES OR SHARES IN SUBORDINATED ENTITIES

No.	a	b	c	d	e	f	g	h		i	j	k	l
	Name with indication of legal form	location	activity	share capital relationship	method of consolidation	date of control /joint control takeover or gaining significant influence	balance sheet value of shares	total valuation adjustments, including:	contribution in kind differences	book value of shares	percentage of share capital owned	share in total votes on General Meeting of Shareholders	other than mentioned in point j) or k) basis of domination
Companies indirectly subordinated not consolidated**													
1	Przedsiebiorstwo Rolne Agro - Azoty II Wloclawek Sp. z o.o. Laka	Laka /Koszalin	agriculture	subsidiary	not consolidated	26.04.1996	883	(376)	-	507	100,00%	100,00%	-
2	Hermann Eggert Mineraloelvertriebs GmbH	Elmshorn (Germany)	stake management	subsidiary	not consolidated	28.02.2003	386	-	-	386	100,00%	100,00%	-
3	RAF-BIT Sp. z o.o.	Jedlicze	information systems services	subsidiary	not consolidated	21.08.2002	200	(72)	(66)	128	100,00%	100,00%	-
4	Tankstellenbetriebsgesellschaft Artfrade 26 mbH	Elmshorn (Germany)	management of fuel stations near supermarkets	subsidiary	not consolidated	28.02.2003	122	-	-	122	100,00%	100,00%	-
5	Wecotect Trading & Consulting GmbH w likwidacji	Elmshorn (Germany)	advisory services, trade	subsidiary	not consolidated	28.02.2003	892	-	-	892	100,00%	100,00%	-
6	Zakladowa Straz Pozarna Sp. z o.o.	Trzebinia	fire fighting services	subsidiary	not consolidated	11.09.1998	2 134	(655)	(655)	1 479	99,97%	99,97%	-
7	Sanatorium Uzdrowiskowe "Krystynka" Sp. z o.o.	Ciechocinek	preventing and curing, resting and recreation activity	subsidiary	not consolidated	23.01.2002	1 418	-	-	1 418	97,95%	97,95%	-
8	Przedsiebiorstwo Gazyfikacji Bezprzewodowej PEGEBE S.A.	Plock	trade and distribution of gas	subsidiary	not consolidated	13.07.2001	1 115	-	-	1 115	92,00%	92,00%	-
9	RAF-SLUZBA RATOWNICZA Sp. z o.o.	Jedlicze	fire fighting services	subsidiary	not consolidated	09.04.1999	141	(16)	-	125	88,19%	88,19%	-
10	Petromont Sp. z o.o.	Niemce /Lublin	trade and building services	subsidiary	not consolidated	16.02.2000	335	-	-	335	85,00%	85,00%	-
11	MEDILOGISTYKA Sp. z o.o.	Plock	wholesale and retail trade of pharmaceutical, food and industry products	subsidiary	not consolidated	24.05.2001	40	-	-	40	80,00%	80,00%	-
12	PetroUkraina Ltd Sp. z o.o. activity suspended	Lwow (Ukraine)	entrepreneurial activities related with introduction of new technologies, forms of retail and wholesale trade of petrochemical and other products	subsidiary	not consolidated	05.03.2001	33	(33)	-	-	80,00%	80,00%	-
13	NTVK (Nacionaline Turto Valdybos Korporacija - spolka akcyjna) w likwidacji	Wilno (Lithuania)	trade	subsidiary	not consolidated	22.11.2000	275	(275)	-	-	76,00%	76,00%	-
14	Wspolne Ukrainsko-Polskie Przedsiebiorstwo in form of Sp. z o.o. PETRO-UKRAINA w likwidacji*****	Lwow (Ukraine)	entrepreneurial activities related with introduction of new technologies, forms of retail and wholesale trade of petrochemical and other products	subsidiary	not consolidated	10.08.2000	175	(175)	-	-	62,00%	62,00%	-
15	RAN-AKSES Sp. z o.o.	Szczecin	used oils collection	subsidiary	not consolidated	07.04.1998	105	(44)	(19)	61	60,69%	60,69%	-
16	RAN-OIL Sp. z o.o.	Tarnow	used oils collection	subsidiary	not consolidated	29.01.1998	169	(14)	(14)	155	51,00%	51,00%	-
17	RAN-PETROMEX Sp. z o.o. (Company declared insolvency)	Opole	used oils collection	subsidiary	not consolidated	07.04.1998	25	(25)	-	-	51,00%	51,00%	-
18	RAN-WATT Sp. z o.o. w likwidacji	Torun	used oils collection	subsidiary	not consolidated	29.04.1998	26	(26)	-	-	51,00%	51,00%	-
Total companies indirectly subordinated not consolidated							8 474	(1 711)	(754)	6 763			
Directly joint venture companies consolidated													
1	BASELL ORLEN POLYOLEFINS Sp. z o.o.	Plock	production, distribution and sales of polyolefins	joint venture	equity method	19.12.2002	453 699	-	-	384 430	50,00%	50,00%	-
Total directly joint venture companies consolidated (the book value of the companies is constituted by percentage share in equity as at 31.12.2003)							453 699	-	-	384 430			
Indirectly joint venture companies consolidated**													
1	UAB Ship Service Klaipeda Sp. z o.o.	Klaipeda, Lithuania	trade	joint venture	equity method	23.04.2002	24	(24)	-	-	50,00%	50,00%	-
Total indirectly joint venture companies consolidated							24	(24)	-	-			
Direct associates consolidated													
1	Naftoport Sp. z o.o.	Gdansk	construction and utilising of liquid fuels reloading terminals	associate	equity method	17.07.1991	35 319	-	-	51 880	48,71%	48,71%	-
2	Flexpol Sp. z o.o.	Plock	foil production	associate	equity method	03.01.2000	4 800	-	-	7 206	40,00%	40,00%	-
3	Chemiepetrol GmbH	Hamburg	trade and intermediary activities regarding chemical and similar goods	associate	equity method	28.04.1993	397	-	-	765	20,00%	20,00%	-
Total direct associates consolidated (the book value of the companies is constituted by percentage share in equity as at 31.12.2003)							40 516	-	-	59 851			

(in PLN thousand)

ES IN SUBORDINATED ENTITIES

a	b	c	d	e	f	g	h		i	j	k	l
Name with indication of legal form	location	activity	share capital relationship	method of consolidation	date of control /joint control takeover or gaining significant influence	balance sheet value of shares	total valuation adjustments, including:	contribution in kind differences	book value of shares	percentage of share capital owned	share in total votes on General Meeting of Shareholders	other than mentioned in point j) or k) basis of domination
solidated**												
z o.o.	Wloclawek	repairs of electric-spinning machines	associate	equity method	13.04.1994	150	-	-	1 825	49,02%	49,02%	-
Sp. z o.o.	Wloclawek	cultivation of land, roads and green areas	associate	equity method	03.03.1994	30	-	-	632	48,78%	48,78%	-
.CHEM Sp. z o.o.	Wloclawek	transport and sales of fuels	associate	equity method	26.02.1993	12	-	-	792	47,95%	47,95%	-
EM Sp. z o.o.	Wloclawek	railroad transport and repairs	associate	equity method	26.02.1993	110	-	-	3 090	47,39%	47,39%	-
o.o.	Wloclawek	maintenance of measuring and controlling equipment	associate	equity method	31.08.1993	138	-	-	1 325	46,96%	46,96%	-
. z o.o.	Wloclawek	medical services	associate	equity method	19.12.1994	7	-	-	223	45,86%	45,86%	-
a z o.o.	Wloclawek	building, construction and repairs services	associate	equity method	26.02.1993	4	-	-	1 140	45,26%	45,26%	-
Sp. z o.o.	Sulejowek/Warszawa	trade and services in oil industry	associate	equity method	18.08.1999	190	-	-	-	25,00%	25,00%	Majority in Supervisory Board
entrum Sprzedazy Sp. z o.o.	Lodz	production, sale, services	associate	equity method	17.12.2002	51	-	-	-	25,00%	25,00%	Majority in Supervisory Board
ie Centrum Sprzedazy Sp. z o.o.	Szczucin	production and trade of petrochemical products	associate	equity method	30.10.2000	1 425	-	-	1 447	24,00%	24,00%	Majority in Supervisory Board
Centrum Sprzedazy Sp. z o.o.	Bialystok	trade and services in oil industry	associate	equity method	26.10.2000	168	-	-	277	24,00%	24,00%	Majority in Supervisory Board
pomorskie Centrum Sprzedazy Sp. z o.o.	Szczecin	production and trade of petrochemical products	associate	equity method	27.12.2000	168	-	-	-	24,00%	24,00%	Majority in Supervisory Board
ie Centrum Sprzedazy Sp. z o.o.	Legnica	trade and services in oil industry	associate	equity method	17.11.1999	132	-	-	177	24,00%	24,00%	Majority in Supervisory Board
Centrum Sprzedazy Sp. z o.o.	Gdansk	production, trade and services	associate	equity method	02.10.2000	108	-	-	47	24,00%	24,00%	Majority in Supervisory Board
ntrum Sprzedazy Sp. z o.o.	Olkusz	production, trade and services	associate	equity method	09.04.2001	194	-	-	31	24,00%	24,00%	Majority in Supervisory Board
skie Centrum Sprzedazy Sp. z o.o.	Suchy Las /Poznan	production and trade of petrochemical products	associate	equity method	25.05.2000	33	-	-	250	22,00%	22,00%	Majority in Supervisory Board
o.o.	Ustka	recreational services	associate	equity method	26.04.1994	42	-	-	212	20,24%	20,24%	-
es consolidated (the book value of the companies is constituted by percentage share in equity as at 31.12.03)						2 962	-	-	11 468			
onsolidated												
	Morawica	catering and hotel services	associate	not consolidated	26.03.1999	700	-	-	700	35,00%	35,00%	-
	Krakow	technological and construction designing services, delivery and assembling of heating and mechanical facilities	associate	not consolidated	09.06.2003	97	-	-	97	24,99%	24,99%	-
not consolidated						797	-	-	797			
es not consolidated**												
	Brno Prikop (Czech Republic)	production, trade and services in oil industry	associate	not consolidated	18.12.2001	54	(49)	-	5	49,00%	49,00%	Majority in Supervisory Board
.o.	Bialystok	used oils collection	associate	not consolidated	04.10.2000	70	(70)	(9)	-	46,70%	46,70%	-
	Krakow	fuels trade	associate	not consolidated	12.09.1991	360	-	-	360	40,00%	40,00%	-
Sp. z o.o.	Jedlicze	trade and services	associate	not consolidated	06.01.1999	13	-	-	13	20,00%	20,00%	-
es not consolidated						497	(119)	(9)	378			
d associated companies from the PKN ORLEN Capital Group						42 970	(8 903)	(3 437)	34 067			

: of shares in Germany subsidiaries, before capital increase, which took place at 28 February 2003
JR 80,028 thousand
;e gains from valuation at balance sheet date
JR 40,028 thousand

S.A. - 9,00%, Rafineria Trzebinia S.A. - 75.58%, Rafineria Nafty Jedlicze S.A. - 7.71%
associates and joint ventures of the companies: Rafineria Trzebinia S.A., Rafineria Nafty Jedlicze S.A., ORLEN PetroProfit Sp. z o.o., ORLEN Oil Sp. z o.o., ORLEN PetroTank Sp. z o.o., Anwil S.A., ORLEN Medica Sp. z o.o., ORLEN Gaz Sp. z o.o., SHIP - SERVICE S.A.,
hland GmbH i ORLEN Deutschland Real Estate GmbH.
l Sp. z o.o. - 24.00%, ORLEN PetroProfit Sp. z o.o. - 76.00%
Nafty Jedlicze S.A. - 81.00%, Rafineria Trzebinia S.A. - 8.00%
PetroProfit Sp. z o.o. - 31.00%, ORLEN PetroTank Sp. z o.o. - 31.00%

(in PLN thousand)

OR SHARES IN SUBSIDIARIES AND ASSOCIATES

a	m							n			o			p	r	s	t
Name of entity	equity, including:	share capital	unpaid share capital (negative value)	reserve capital	other items of equity, including:	undistributed profits/not covered losses from previous years	net profit/(loss)	Entity's payables and provisions, including:	long-term payables	short-term payables	Entity's receivables, including:	long-term receivables	short-term receivables	entity's total assets	sales	unpaid share capital	dividends and share in profits received and due for the last year
panies directly subordinated consolidated																	
EN Deutschland Capital Group * [1]	571 137	283 020	-	283 256	4 861	(347)	4 972	981 910	129 470	777 536	336 149	-	336 149	1 628 163	6 269 563	-	-
EN Gaz Sp. z o.o.**	59 300	24 823	-	31 291	3 186	1 208	1 978	41 831	566	40 286	32 801	-	32 801	101 132	400 945	-	-
EN PetroCentrum Sp. z o.o. **	41 723	21 000	-	19 880	843	(21)	864	37 319	77	34 619	40 106	-	40 106	79 042	657 978	-	134
EN Medica Sp. z o.o. **	13 925	13 273	-	707	(55)	(184)	129	1 980	-	1 492	1 573	-	1 573	15 905	15 193	-	-
EN Budonaft Sp. z o.o. **	1 750	3 795	-	2 689	(4 734)	(5 588)	(373)	10 221	-	9 638	4 088	-	4 088	11 971	29 067	-	-
EN Polimer Sp. z o.o. **	7 704	2 000	-	5 043	661	8	653	9 544	44	9 358	8 974	-	8 974	17 249	97 682	-	809
EN Powiernik Sp. z o.o. ***	230 797	4	-	230 369	424	-	424	87	-	30	104	-	104	230 884	120	-	-
EN KolTrans Sp. z o.o. **	42 915	40 859	-	-	2 056	3	1 242	4 123	-	3 394	2 592	-	2 592	47 038	20 713	-	612
EN Transport Szczecin Sp. z o.o. **	3 920	3 424	-	1 376	(880)	-	(880)	932	-	728	802	-	802	4 852	4 781	-	97
EN Transport Lublin Sp. z o.o. **	19 519	16 174	-	3 460	(115)	-	(115)	1 909	-	1 177	1 918	-	1 918	21 427	13 008	-	-
EN Transport Krakow Sp. z o.o. **	10 327	12 465	-	-	(2 138)	(2 167)	29	6 351	1 530	3 173	3 323	-	3 323	16 678	33 170	-	-
EN Transport Plock Sp. z o.o. **	29 101	26 420	-	3 739	(1 058)	(1 985)	927	17 980	8 500	6 322	7 222	-	7 222	47 081	78 315	-	-
EN Transport Slupsk Sp. z o.o. **	11 976	8 644	-	3 325	7	-	7	2 790	949	1 655	2 040	-	2 040	14 766	18 485	-	122
EN Transport Nowa Sol Sp. z o.o. **	17 875	10 091	-	7 528	256	-	256	3 841	-	2 301	3 462	-	3 462	21 716	13 599	-	637
ad Budowy Aparatury S.A. **	19 019	18 000	-	6 786	(5 767)	(2 003)	(3 764)	6 737	-	3 632	6 394	-	6 394	25 757	24 636	-	-
EN Laboratorium Sp. z o.o. **	6 400	9 915	-	-	(3 515)	-	(3 515)	18 708	-	7 350	5 108	378	4 730	25 108	43 461	-	-
EN Transport Olsztyn Sp. z o.o. **	10 012	8 464	-	1 484	64	-	64	1 384	-	1 002	1 952	-	1 952	11 396	14 550	-	54
EN Oil Sp. z o.o. *	64 572	43 558	-	14 805	6 209	(235)	6 432	84 489	-	75 626	86 002	-	86 002	149 062	434 080	-	-
EN PetroTank Sp. z o.o. **	50 457	11 750	-	38 495	212	-	212	142 533	28 281	105 041	95 465	-	95 465	192 990	1 492 010	-	-
EN Transport Kedzierzyn-Kozle Sp. z o.o. **	6 017	5 389	-	1 873	(1 245)	-	(1 245)	3 371	712	2 495	2 271	-	2 271	9 387	19 378	-	153
otel Sp. z o.o. **	28 057	8 200	-	15 400	4 457	-	4 457	15 695	8 009	5 539	4 333	-	4 333	43 752	33 376	-	-
EN PetroProfit Sp. z o.o. **	30 030	11 500	-	16 748	1 782	589	1 193	53 381	83	53 174	34 072	841	33 231	83 411	445 961	-	-
EN Asfalt Sp. z o.o. (formerly BITREX Sp.z o.o.) **	83 246	60 635	-	2 275	20 336	(365)	20 701	90 254	1 288	86 992	40 944	-	40 944	173 500	351 565	-	-
eria Trzebinia S.A. *	302 535	43 042	-	199 440	60 053	-	60 053	155 884	-	146 313	102 357	-	102 357	458 419	1 136 556	-	-
il S.A. *	858 516	150 000	-	368 096	340 420	-	60 472	306 035	70 824	204 955	173 627	3 504	170 123	1 164 551	1 266 364	-	-
eria Nafty Jedlicze S.A. *	130 648	78 000	-	79 189	(26 541)	(28 592)	2 051	190 931	90 826	89 444	51 728	-	51 728	321 579	481 855	-	-
roclawskie Kopalnie Soli "SOLINO" S.A. **	76 296	19 146	-	42 480	14 670	(8 959)	9 000	166 438	127 032	22 176	8 575	-	8 575	242 734	95 415	-	-
' - SERVICE S.A. **	23 097	3 943	-	21 926	(2 772)	(5 675)	902	50 231	1 588	42 954	42 076	-	42 076	73 327	220 521	-	-
EN Automatyka Sp. z o.o. **	7 217	2 400	-	4 298	519	-	519	6 933	-	2 664	2 752	-	2 752	14 149	21 228	-	818
EN PetroZachod Sp. z o.o. **	22 305	17 749	-	6 371	(1 815)	(2 490)	675	61 093	2 066	58 815	38 874	-	38 874	83 398	441 271	-	-
lot Sp. z o.o. **	52 161	20 039	-	25 891	6 231	-	6 231	89 766	11 749	66 070	59 696	8 134	51 562	141 927	498 676	-	1 020
EN Projekt S.A. **	12 336	1 500	-	11 676	(840)	-	(840)	4 478	-	1 843	3 418	-	3 418	16 814	14 368	-	1 102
EN Wir Sp. z o.o. **	4 024	1 600	-	2 000	424	-	424	2 548	-	1 336	2 326	-	2 326	6 573	9 139	-	816
EN Morena Sp. z o.o. **	13 767	10 500	-	1 457	1 810	-	1 810	11 680	-	11 671	17 150	-	17 150	25 448	214 651	-	-
companies directly subordinated consolidated	2 862 681	991 322	-	1 453 353	418 006	(56 803)	175 945	2 583 387	483 594	1 880 801	1 224 274	12 857	1 211 417	5 521 186	14 911 680	-	6 374

(in PLN thousand)

IN SUBSIDIARIES AND ASSOCIATES

a	m							n			o			p	r	s	t
Name of entity	equity, including:	share capital	unpaid share capital (negative value)	reserve capital	other items of equity, including:	undistributed profits/not covered losses from previous years	net profit/(loss)	Entity's payables and provisions, including:	long-term payables	short-term payables	Entity's receivables, including:	long-term receivables	short-term receivables	entity's total assets	sales	unpaid share capital	dividends and share in profits received and due for the last year
…tly subordinated consolidated																	
o.o. **	27 137	27 178	-	107	(148)	(877)	729	7 175	-	5 421	5 900	-	5 900	34 312	39 377	-	-
: o.o. **	201	3 540	-	-	(3 339)	(1 794)	(1 545)	3 065	128	2 929	627	-	627	3 266	10 017	-	-
Sp. z o.o. **	3 206	2 481	-	869	(144)	-	(144)	6 124	-	3 657	5 820	-	5 820	9 330	29 707	-	-
***	(1 728)	2 021	-	215	(3 964)	(3 530)	(434)	9 730	354	9 376	359	-	359	8 003	1 480	-	-
Centrum Sprzedaży Sp. z o.o. **	2 930	1 900	-	450	580	-	580	8 232	-	7 972	4 659	-	4 659	11 161	42 103	-	-
. **	2 676	2 500	-	98	78	-	78	723	-	348	200	-	200	3 400	3 545	-	-
**	2 326	50	-	1 654	622	-	622	8 222	146	7 658	5 708	-	5 708	10 548	57 103	-	-
Sp. z o.o. **	594	1 850	-	-	(1 256)	(1 318)	62	781	-	382	408	-	408	1 376	3 633	-	-
…nia Sp. z o.o. (formerly NaftoTransRem Sp. z o.o.) **	14 368	12 560	-	162	1 646	-	1 646	17 323	104	15 884	18 940	-	18 940	31 691	61 141	-	-
…westycyjno-Remontowe RemWil Sp. z o.o. **	7 199	3 000	-	4 103	96	-	96	10 860	1 712	8 601	13 239	-	13 239	18 059	54 734	-	-
. z o.o. **	698	1 500	-	-	(802)	(819)	17	4 046	-	3 403	3 684	-	3 684	4 743	20 094	-	-
…odukcyjno-Handlowo-Usługowe Pro-Lab Sp. z o.o. **	639	305	-	-	334	-	101	3 669	112	3 485	1 388	-	1 388	4 308	15 299	-	-
o.o. **	628	2 000	-	-	(1 372)	(908)	(464)	445	-	315	437	-	437	1 073	3 953	-	-
**	1 513	50	-	519	944	(124)	1 068	1 841	-	1 312	2 070	-	2 070	3 354	12 686	-	-
Poznan Sp. z o.o. **	13 927	11 273	-	4 021	(1 367)	-	(1 367)	2 912	-	1 542	2 555	-	2 555	16 839	15 042	-	342
o.o. **	1 706	1 756	-	318	(368)	(370)	2	1 573	-	1 573	1 063	-	1 063	3 278	7 501	-	-
Warszawa Sp. z o.o. **	7 961	6 291	-	381	1 289	-	1 289	1 455	-	963	1 870	-	1 870	9 415	11 885	-	64
Sp. z o.o. **	(729)	686	-	-	(1 415)	(673)	(742)	2 677	-	2 391	1 585	-	1 585	1 949	8 778	-	-
Przepracowanych - Organizacja Odzysku S.A. **	2 003	1 000	-	986	17	-	17	1 718	-	1 520	1 643	-	1 643	3 721	19 692	-	-
KO Sp. z o.o. **	2 654	18	-	2 212	424	-	424	868	50	800	1 602	-	1 602	3 522	7 339	-	-
rocław Sp. z o.o. **	3 712	3 100	-	720	(108)	102	(210)	4 697	409	4 278	2 334	-	2 334	8 409	31 028	-	-
**	1 393	781	-	516	96	-	96	571	-	571	399	-	399	1 963	7 275	-	65
…irectly subordinated consolidated	95 014	85 840	-	17 331	(8 157)	(10 311)	1 921	98 707	3 015	84 381	76 490	-	76 490	193 720	463 412	-	471
…subordinated not consolidated																	
…hocice Sp. z o.o. **	5 069	6 725	-	-	(1 656)	(1 337)	(319)	130	-	113	53	-	53	5 199	2 380	-	-
…cie Sp. z o.o. **	3 104	4 110	-	-	(1 006)	(934)	(72)	170	-	120	67	-	67	3 274	2 318	-	-
z o.o. **	2 736	3 932	-	-	(1 196)	(1 230)	34	227	-	203	58	-	58	2 963	2 334	-	-
…a S.A. **	1 274	1 000	-	609	(335)	(1 268)	908	2 139	-	1 532	1 273	400	873	3 413	23 585	-	-
. z o.o. **	3 099	500	-	1 039	1 560	-	1 560	5 888	180	5 305	4 679	-	4 679	8 987	34 171	-	968
… Gdańsk Sp. z o.o. activity suspended	activity suspended																
…ystrybucyjnych Sp. z o.o. **	8 036	6 537	-	884	615	-	615	2 521	334	1 916	2 411	-	2 411	10 557	16 714	-	-
Wielka Sp. z o.o. **	1 527	1 269	-	87	171	-	171	550	-	382	610	-	610	2 077	3 651	-	21
. z o.o. ***	858	1 649	-	2	(793)	(672)	(121)	631	84	487	23	-	23	1 489	1 102	-	-
.o. ***	720	608	-	547	(435)	(324)	(111)	919	-	618	621	-	621	1 639	1 989	-	-

(in PLN thousand)

N SUBSIDIARIES AND ASSOCIATES

a	m							n			o			p	r	s	t
Name of entity	equity, including:	share capital	unpaid share capital (negative value)	reserve capital	other items of equity, including:	undistributed profits/not covered losses from previous years	net profit/(loss)	Entity's payables and provisions, including:	long-term payables	short-term payables	Entity's receivables, including:	long-term receivables	short-term receivables	entity's total assets	sales	unpaid share capital	dividends and share in profits received and due for the last year
z o.o. **	911	788	-	186	(63)	(82)	19	2 202	36	2 012	1 709	-	1 709	3 113	16413	-	19
Warszawa w upadlosci	in liquidation																
z o.o. **	653	654	-	235	(236)	(385)	130	1 993	-	792	592	-	592	2 646	8 126	-	-
wa Brzeznica Sp. z o.o. w upadlosci	in liquidation																
*	2 343	2 580	-	64	(301)	(58)	(243)	36	-	28	4	-	4	2 380	107	-	-
ectly subordinated not consolidated	30 330	30 352	-	3 653	(3 675)	(6 290)	2 571	17 406	634	13 508	12 100	400	11 700	47 737	112 890	-	1 008
subordinated not consolidated																	
oe Agro - Azoty II Wloclawek Sp. z o.o. Laka ***	507	883	-	-	(376)	(462)	46	1 220	222	997	55	-	55	1 727	1 617	-	-
eralolvertriebs GmbH ***	423	3 376	-	-	(2 953)	(2 953)	-	-	-	-	412	-	412	412	-	-	-
*	186	200	-	14	(28)	-	(28)	153	-	124	117	-	117	345	1 245	-	-
sellschaft Arfrade 26 mbH ***	122	121	-	-	1	(5)	6	3 210	-	-	3 330	-	3 330	3 333	439	-	-
Consulting GmbH w likwidacji	907	724	-	-	183	87	91	24	-	24	931	-	931	931	-	-	-
ama Sp. z o.o. ***	2 093	2 135	-	166	(208)	(219)	11	754	-	396	495	-	495	2 847	4 028	-	-
kowe "Krystynka" Sp. z o.o. ***	2 439	2 295	-	132	12	-	12	222	-	222	164	-	164	2 661	2 249	-	-
yfikacji Bezprzewodowej PEGEBE S.A. **	(315)	1 740	-	-	(2 055)	(1 695)	(360)	2 328	-	1 793	227	-	227	2 013	9 123	-	-
WNICZA Sp. z o.o. ***	147	160	-	-	(13)	(19)	6	408	-	375	317	-	317	555	3 023	-	-
***	642	400	-	53	189	-	189	2 449	840	1 596	1 373	-	1 373	3 091	9 910	-	26
Sp. z o.o. ***	33	37	-	-	(4)	-	(4)	9	-	9	3	-	3	42	30	-	-
z o.o. activity suspended	activity suspended																
Turto Valdybos Korporacija - spolka akcyjna) w likwidacji	in liquidation																
Polskie Przedsiebiorstwo w formie Sp. z o.o. PETRO-UKRAINA w likwidacji	in liquidation																
o. w likwidacji	in liquidation																
**	369	330	-	337	(298)	(43)	(255)	40	-	40	77	-	77	409	1 844	-	-
p. z o.o. ***	Company declared insolvency																
o. w likwidacji	in liquidation																
irectly subordinated not consolidated	7 553	12 401	-	702	(5 550)	(5 309)	(286)	10 817	1 062	5 576	7 501	-	7 501	18 366	33 508	-	26
e companies consolidated																	
LYOLEFINS Sp. z o.o. **	951 398	907 398	-	-	44 000	-	44 000	447 476	591	358 222	156 900	-	156 900	1 398 875	725 697	-	-
enture companies consolidated	951 398	907 398	-	-	44 000	-	44 000	447 476	591	358 222	156 900	-	156 900	1 398 875	725 697	-	-
ure companies consolidated																	
aipeda Sp. z o.o. ***	(2 467)	66	-	-	(2 533)	(1 466)	(1 067)	3 795	-	3 795	957	-	957	1 264	17 261	-	-
l venture companies consolidated	(2 467)	66	-	-	(2 533)	(1 466)	(1 067)	3 795	-	3 795	957	-	957	1 264	17 261	-	-
solidated																	
*	106 507	45 942	-	8 187	52 378	-	22 921	6 265	-	4 735	3 921	-	3 921	112 773	56 613	-	8 240
	18 014	12 000	-	-	6 014	-	6 014	8 621	-	7 593	13 484	-	13 484	26 636	74 997	-	2 445
**	3 823	241	-	-	3 582	3 511	66	1 030	-	458	2 354	-	2 354	4 853	28 923	-	-

(in PLN thousand)

S IN SUBSIDIARIES AND ASSOCIATES

a	m							n			o			p	r	s	t
Name of entity	equity, including:	share capital	unpaid share capital (negative value)	reserve capital	other items of equity, including:	undistributed profits/not covered losses from previous years	net profit/(loss)	Entity's payables and provisions, including:	long-term payable	short-term payables	Entity's receivables, including:	long-term receivables	short-term receivables	entity's total assets	sales	unpaid share capital	dividends and share in profits received and due for the last year
ciates consolidated	128 344	58 183	-	8 187	61 974	3 511	29 001	15 916	-	12 786	19 759	-	19 759	144 262	160 533	-	10 685
es consolidated																	
Sp. z o.o. **	3 721	305	-	3 228	188	-	188	2 871	86	2 779	4 368	-	4 368	6 593	16 814	-	158
)G Sp. z o.o. **	1 296	62	-	1 036	198	-	4	377	-	377	620	-	620	1 673	3 587	-	-
NSCHEM Sp. z o.o. **	1 651	24	-	133	1 494	-	158	1 684	43	1 633	2 217	-	2 217	3 336	15 218	-	-
CHEM Sp. z o.o. **	6 520	232	-	202	6 086	-	255	3 512	79	3 433	2 799	-	2 799	10 031	17 078	-	-
p. z o.o. **	2 822	294	-	1 844	684	103	21	1 192	104	1 078	2 612	-	2 612	4 013	8 955	-	-
) Sp. z o.o. ***	486	16	-	396	74	-	74	324	29	295	496	-	496	810	3 862	-	-
) Sp. z o.o. **	2 518	10	-	48	2 460	-	8	708	21	687	1 784	-	1 784	3 226	8 243	-	-
X Sp. z o.o. **	192	760	-	40	(608)	-	(608)	5 766	-	5 695	2 229	-	2 229	5 958	28 365	-	-
Centrum Sprzedazy Sp. z o.o. **	95	200	-	-	(105)	-	(105)	2 560	-	2 545	1 595	-	1 595	2 654	11 396	-	-
lskie Centrum Sprzedazy Sp. z o.o. **	6 339	6 000	-	151	188	(16)	204	17 586	-	17 451	11 412	-	11 412	23 925	89 172	-	-
ie Centrum Sprzedazy Sp. z o.o. **	1 411	700	-	404	307	-	307	3 575	-	3 565	2 709	-	2 709	4 986	17 172	-	-
iopomorskie Centrum Sprzedazy Sp. z o.o. **	200	700	-	-	(500)	(509)	9	3 838	-	3 824	2 302	-	2 302	4 038	15 648	-	-
askie Centrum Sprzedazy Sp. z o.o. **	1 151	550	-	169	432	-	432	4 264	-	4 185	2 773	-	2 773	5 415	24 700	-	-
kie Centrum Sprzedazy Sp. z o.o. **	887	450	-	443	(6)	(162)	156	5 694	-	5 678	3 139	-	3 139	6 137	24 404	-	-
Centrum Sprzedazy Sp. z o.o. **	310	800	-	-	(490)	(590)	100	9 546	-	9 540	7 393	-	7 393	9 856	48 354	-	-
polskie Centrum Sprzedazy Sp. z o.o. **	1 728	148	-	934	646	3	642	18 436	135	18 133	11 607	-	11 607	20 164	83 142	-	-
z o.o. ***	1 051	209	-	682	160	-	78	175	90	84	101	-	101	1 226	3 514	-	45
ociates consolidated	32 378	11 460	-	9 710	11 208	(1 171)	1 923	82 108	587	80 982	60 156	-	60 156	114 041	419 624	-	203
not consolidated																	
***	549	2 000	-	-	(1 451)	(1 497)	46	721	-	721	287	-	287	1 270	6 463	-	-
.o. ***	(6)	3 010	-	1 585	(4 601)	(4 579)	(22)	11	-	11	2	-	2	6	-	-	-
ciates not consolidated	543	5 010	-	1 585	(6 052)	(6 076)	24	732	-	732	289	-	289	1 276	6 463	-	-
es not consolidated																	
. **	10	141	-	-	(131)	(134)	3	862	-	862	499	-	499	875	8 148	-	-
z o.o. ***	76	150	-	-	(74)	(62)	(12)	81	-	81	71	-	71	156	598	-	-
**	3 123	900	-	1 428	795	-	169	12 011	557	11 233	10 429	-	10 429	15 134	87 261	-	40
L Sp. z o.o. ***	108	65	-	35	8	-	8	90	-	90	68	-	68	198	1 207	-	-
ociates not consolidated	3 317	1 256	-	1 463	598	(196)	168	13 044	557	12 266	11 067	-	11 067	16 363	97 214	-	40

ent audited by Ernst & Young Audit Sp. z o.o.
ments audited by auditor other than Ernst &Young Sp. z o.o.
ments not required to be audited
uring audit
cial data of directly and indirectly subordinated consolidated Companies, i.e. ORLEN Tankstellen AG, AMF Service Gmbh, Jewel Tankstellen Nord Gmbh, NTG Norddeutsche Tankstellen AG, ORLEN Deutschland GmbH, ORLEN Deutschland Immobilien GmbH

(in PLN thousand)

; OR SHARES IN OTHER ENTITIES

a	b	c	d	e		f	g	h	i
name with indication of legal form	location	activity	book value of shares	entity's equity, including:		% of share capital owned	Share in votes on the General Shareholders Meeting	unpaid share capital	dividends and share in profits received and due for the last year
					share capital				
:omtel S.A.	Warszawa	cellular telecommunication services	436 495	3 519 496	2 050 000	19,61%	19,61%	-	46 509
Eurochem Sp.z o.o. [1)]	Wloclawek	chemicals production	11 671	15 641	18 109	12,02%	12,02%	-	-
SA Holland II B.V.*[2)]	Amsterdam	bearing of shares and management of Dutch law limited liability company, as well as granting collateral for liabilities of third parties and all other activity related to that subject. Dominant Company of Autostrada Wielkopolska S.A.	61 400	366 996	72	9,22%	9,22%	-	-
DKAN S.A.	Ostrow Wielkopolski	sewage system and water services	341	123 266	40 663	3,57%	3,57%	-	-
mex-Cekop S.A.	Warszawa	foreign and domestic trade of chemicals, building production and designing services	468	114 623	24 185	0,52%	0,52%	-	-
a Stalowa Wola S.A. Zaklad Sprezynowania[3)]	Stalowa Wola	weapons and army equipment production	230	149 833	267 126	0,16%	0,16%	-	-
:znia Gdynia S.A.**	Gdynia	shipyard	180			0,12%	0,12%	-	-
er**			261			0,00%	-	-	-
			511 046						46 509

ı an entity's equity as at 31 December 2002
ompany does not have relevant financial data on entity's equity as at 31 December 2003.
S.A. 13.10%
ɪmpany owns put option presented in the note 46g
)RLEN S.A. 0.08%, Rafineria Nafty Jedlicze S.A. 0.07%, Rafineria Trzebinia S.A. 0.01%
l are only those shares in other entities, for which provision was not provided for.

(in PLN thousand)

Note 5H

LONG TERM SHARES, SECURITIES AND OTHER PROPERTY RIGHTS (CURRENCY TYPE)	31 December 2003	31 December 2002
a) in Polish currency	1 000 306	690 723
b) in foreign currencies (by currency and recalculated to PLN)	1 469	300
b1. unit/currency 1/USD	-	4
PLN	-	17
b2. unit/currency 1/EUR	297	56
PLN	1 400	223
b3. other currencies in PLN	69	60
Total long term shares, securities and other property rights	1 001 775	691 023

Note 5I

LONG TERM SHARES, SECURITIES AND OTHER PROPERTY RIGHTS (BY TRANSFERABILITY)	31 December 2003	31 December 2002
A. With unlimited transferability, listed on stock exchange (balance sheet value)	913	1 984
a) shares (balance sheet value)	-	1 984
- adjustments (for the period)	-	74
- value at the beginning of the period	-	1 910
- value at purchase price	-	8 830
b) bonds (balance sheet value)	913	-
- adjustments (for the period)	(1)	-
- value at the beginning of the period	-	-
- value at purchase price	914	-
c) other (balance sheet value)	-	-
- adjustments (for the period)	-	-
- value at the beginning of the period	-	-
- value at purchase price	-	-
B. With unlimited transferability, quoted on OTC markets (balance sheet value)	340	600
a) shares (balance sheet value)	340	600
- adjustments (for the period)	(259)	(899)
- value at the beginning of the period	599	1 499
- value at purchase price	3 111	3 111
b) bonds (balance sheet value)	-	-
- adjustments (for the period)	-	-
- value at the beginning of the period	-	-
- value at purchase price	-	-
c) other (balance sheet value)	-	-
- adjustments (for the period)	-	-
- value at the beginning of the period	-	-
- value at purchase price	-	-
C. With unlimited transferability, not quoted on regulated market (balance sheet value)	43 993	20 694
a) shares (balance sheet value)	37 270	15 324
- adjustments (for the period)	2 736	(665)
- value at the beginning of the period	14 357	6 249
- value at purchase price	35 844	16 634
b) bonds (balance sheet value)	-	-
- adjustments (for the period)	-	-
- value at the beginning of the period	-	-
- value at purchase price	-	-
c) other (balance sheet value)	6 723	5 370
- adjustments (for the period)	(17)	(17)
- value at the beginning of the period	5 370	6 182
- value at purchase price	7 070	5 700
D. With limited transferability (balance sheet value)	956 529	667 745
a) shares (balance sheet value)	956 528	667 744
- adjustments (for the period)	285 330	(9 139)
- value at the beginning of the period	606 359	677 456
- value at purchase price	706 329	684 463
b) bonds (balance sheet value)	-	-
- adjustments (for the period)	-	-
- value at the beginning of the period	-	-
- value at purchase price	26 000	26 000
c) other (balance sheet value)	1	1
- adjustments (for the period)	-	-
- value at the beginning of the period	1	1
- value at purchase price	1	1
Total value at purchase price	779 269	744 739
Total value at the beginning of the period	626 686	693 297
Total adjustments for the period	287 789	(10 646)
Total balance sheet value	1 001 775	691 023

(in PLN thousand)

	31 December 2003	31 December 2002

Note 5J

LONG TERM LOANS GRANTED (CURRENCY TYPE)		
a) in Polish currency	1 283	99 869
b) in foreign currencies (by currency and recalculated to PLN)	20 288	-
b2. unit/currency 1/EUR	4 301	-
PLN	20 288	-
b3. other currencies in PLN	-	-
Total long term loans	21 571	99 869

Note 5K

OTHER LONG TERM INVESTMENTS (BY TYPE)		
Total other long term investments	-	-

Note 5L

MOVEMENTS IN OTHER LONG TERM INVESTMENTS		
a) balance at beginning of period	-	-
b) increases	-	-
c) decreases	-	-
d) balance at the end of period	-	-
Total other long term investments	-	-

Note 5M

OTHER LONG TERM INVESTMENTS (CURRENCY TYPE)		
a) in Polish currency	-	-
b) in foreign currencies (by currency and recalculated to zloty)	-	-
Total other long term investments	-	-

Note 6A

MOVEMENTS IN DEFERRED TAX ASSETS		
1.Balance at the beginning of the period	24 570	20 756
a) reflected in financial result	25 397	20 756
b) reflected in equity	(827)	-
c) reflected in goodwill or negative goodwill	-	-
2. Increases	12 802	16 435
a) reflected in financial result of the period due to negative temporary differences	12 705	15 228
b) reflected in financial result of the period due to tax loss	97	1 207
c) reflected in equity due to temporary negative diferences	-	-
d) reflected in equity due to tax loss	-	-
e) increase due to change in Capital Group	-	-
3. Decreases*	(22 252)	(12 621)
a) reflected in financial result of the period due to negative temporary differences	(21 971)	(11 794)
b) reflected in financial result of the period due to tax loss	(281)	-
c) reflected in equity due to temporary negative diferences	-	(43)
d) reflected in equity due to tax loss	-	(784)
e) reflected in goodwill or badwill due to temporary negative differences	-	-
4. Balance at the end of the period	15 120	24 570
a) reflected in financial result	15 947	25 397
b) reflected in equity	(827)	(827)
c) reflected in goodwill or negative goodwill	-	-
Total deferred tax assets at the end of the period	15 120	24 570

* Increase reflected in financial result for the period amounts to PLN 5,954, the difference amounting to PLN 3,496 is a result of changes in the Group.

(in PLN thousand)

Note 6B

PREPAYMENTS AND DEFERRED COSTS	31 December 2003	31 December 2002
a) deferred costs, including:	144 325	153 282
- write down due to the catalisators' wearing off	66 323	51 228
- cost of acquisition patronage stations	58 423	75 501
- other	19 579	26 553
b) other:	12 958	2 560
Total prepayments and deferred costs	157 283	155 842

Note 7

INVENTORIES	31 December 2003	31 December 2002
a) raw materials and other materials	1 521 811	1 342 581
b) work in progress	284 890	341 390
c) finished goods	970 734	1 078 967
d) goods for resale	260 346	85 210
e) prepaid inventory	3 630	3 077
Total inventories	3 041 411	2 851 225
Value of inventories being collateral for Group's liabilities	36 597	12 644

Note 8A

SHORT TERM RECEIVABLES	31 December 2003	31 December 2002
a) from subsidiaries	118 375	18 281
- trade receivables due:	114 394	16 753
- within 12 months	114 394	16 489
- over 12 months	-	264
- resulting from sales of tangible assets	307	163
- dividends and other distributions receivable	103	-
- receivables due to lease, payments to capital and social fund	3 571	1 365
- receivables taken to the court	-	-
b) from other companies	2 112 157	1 592 265
- trade receivables due:	1 641 599	1 363 491
- within 12 months	1 641 516	1 362 741
- over 12 months	83	750
- resulting from sales of tangible assets	3 377	2 173
- budget receivables	291 391	166 292
- dividends and other distributions receivable	-	-
- other	175 777	60 261
- receivables taken to the court	13	48
Total net short term receivables	2 230 532	1 610 546
c) bad and doubtful receivables provision (positive value)	316 850	291 895
Total gross trade receivables	2 547 382	1 902 441
Value of receivables being collateral for Group's liabilities	183 914	180 409

Note 8B

SHORT TERM RECEIVABLES FROM SUBSIDIARIES	31 December 2003	31 December 2002
a) trade receivables, from:	114 394	16 753
- subsidiaries	9 571	11 932
- joint-ventures	64 743	-
- associated companies	40 080	4 821
- significant investor	-	-
- dominant company	-	-
b) other, including:	3 981	1 528
- subsidiaries	3 299	1 528
- joint-ventures	284	-
- associated companies	-	-
- significant investor	-	-
- dominant company	398	-
c) receivables taken to court	-	-
Total net short term recivables from subordinated companies	118 375	18 281
d) bad and doubtful receivables provision (positive value)	7 196	6 069
Total gros short term receivables from subordinated companies	125 571	24 350

(in PLN thousand)

Note 8C

	31 December 2003	31 December 2002
MOVEMENTS IN SHORT TERM BAD AND DOUBTFUL DEBT PROVISION		
a) balance at beginning of period	291 895	252 459
b) increases of:	118 073	167 267
- initial receivable	76 493	127 481
- interest	31 218	36 378
- other	10 362	3 408
c) release of	(84 057)	(93 079)
- initial receivable	(57 002)	(55 716)
- interest	(25 649)	(28 474)
- other	(1 406)	(8 889)
d) utilization	(9 061)	(34 752)
- initial receivable	(7 146)	(31 604)
- interest	(1 474)	(2 607)
- other	(441)	(541)
Bad and doubtful debt provision for short term debtors at end of period	316 850	291 895

Note 8D

	31 December 2003	31 December 2002
SHORT TERM RECEIVABLES (CURRENCY TYPE)		
a) in Polish currency	2 126 722	1 831 414
b) in foreign currencies (by currency and recalculated to zlotys)	420 660	71 027
b1. unit/currency 1/USD	9 110	7 144
zlotys	33 686	26 925
b2. unit/currency 1/EUR	82 100	11 051
zlotys	386 492	43 595
b3. other currencies in zlotys	482	507
Total short term receivables	2 547 382	1 902 441

Note 8E

	31 December 2003	31 December 2002
TRADE RECEIVABLES (GROSS) DUE:		
a) up to one month old	1 306 311	890 444
b) between one month to three months old	162 075	130 385
c) between three months to six months old	126	16 881
d) between six months and one year old	410	9 103
e) over one year old	695	2 608
f) overdue receivables	550 317	559 319
Total gross trade receivables	2 019 934	1 608 740
g) bad and doubtful trade receivables (negative value)	(263 941)	(228 496)
Total net trade receivables	1 755 993	1 380 244

The normal repayment period of receivables related to sales in the Dominant Company is 14 to 30 days. Concentration of credit risk relating to trade receivables is limited due to the large number of Group's customers and their dispersion across many different industries principally in Poland and Germany.

Note 8F

	31 December 2003	31 December 2002
TRADE DEBTORS (GROSS) - OVERDUE		
a) up to one month old	251 440	280 970
b) between one month to three months old	37 699	77 885
c) between three months to six months old	23 681	33 789
d) between six months and one year old	52 666	52 854
e) over one year old	184 831	113 821
Total overdue gross trade debtors	550 317	559 319
f) bad and doubtful trade debts provision for overdue debtors (negative value)	(239 617)	(175 580)
Total net overdue trade debtors	310 700	383 739

(in PLN thousand)

	31 December 2003	31 December 2002

Note 9

RECEIVABLES (GROSS) - DISPUTABLE		
Disputable trade receivables	645	1 139
Disputable budget receivables	-	-
Other disputable receivables	22	48
Receivables taken to the court, including:	27 677	26 806
- trade receivables	25 461	23 219
- other	2 216	3 587
Total disputable receivables (gross)	28 344	27 993
Provisions set (negative value)	(28 331)	(27 945)
Total disputable receivables (net - less provision)	13	48
RECEIVABLES (GROSS) - OVERDUE		
Overdue trade receivables	550 317	559 319
Overdue budget receivables	-	-
Overdue dividends and other profit distribution receivables	-	-
Other overdue receivables	493	95
Receivables taken to the court	27 677	25 376
Total overdue receivables (gross)	578 487	584 790
Provisions set (negative value)	(267 960)	(198 950)
Total overdue receivables (net - less provision)	310 527	385 840

Note 10A

FINANCIAL SHORT TERM ASSETS		
a) in subsidiaries	-	-
b) in joint-ventures	-	-
c) in associated companies	-	-
d) in significant investor	-	-
e) in dominant company	-	-
f) in other companies	156 049	68 167
- securities	14 277	2 576
- other securities	-	39 610
- loans granted	228	2 228
- other financial fixed assets	141 544	23 753
g) cash and other cash assets	561 760	178 190
- cash on hand and in bank	513 850	143 567
- other cash	47 889	34 271
- other cash assets	21	352
Total financial short term assets	717 809	246 357
Value of cash and other cash assets being collateral for Group's liabilities	97 465	6 568

(in PLN thousand)

	31 December 2003	31 December 2002

Note 10B

SHORT TERM INVESTMENTS IN SHARES, SECURITIES AND OTHER SHORT TERM FINANCIAL ASSETS (CURRENCY TYPE)	31 December 2003	31 December 2002
a) in Polish currency	155 821	65 939
b) in foreign currencies (by currency and recalculated to zlotys)	-	-
Total short term investments in shares, securities and other property rights	155 821	65 939

Note 10C

SHORT TERM INVESTMENTS IN SHARES, SECURITIES AND OTHER SHORT TERM FINANCIAL ASSETS (BY TRANSFERABILITY)	31 December 2003	31 December 2002
A. Of unlimited transferability, listed on stock exchange (balance sheet value)	700	-
a) shares (balance sheet value)	-	-
- fair value	-	-
- market value	-	-
- value at purchase price	-	-
b) bonds (balance sheet value)	700	-
- fair value	700	-
- market value	700	-
- value at purchase price	696	-
c) other (balance sheet value)	-	-
- fair value	-	-
- market value	-	-
- value at purchase price	-	-
B. Of unlimited transferability, quoted on OTC markets (balance sheet value)	-	-
a) shares (balance sheet value)	-	-
- fair value	-	-
- market value	-	-
- value at purchase price	-	-
b) bonds (balance sheet value)	-	-
- fair value	-	-
- market value	-	-
- value at purchase price	-	-
c) other (balance sheet value)	-	-
- fair value	-	-
- market value	-	-
- value at purchase price	-	-
C. Of unlimited transferability, not quoted on regulated market (balance sheet value)	7 565	41 128
a) shares (balance sheet value)	-	39 610
- fair value	-	39 610
- market value	-	39 610
- value at purchase price	-	38 914
b) bonds (balance sheet value)	7 565	1 518
- fair value	7 565	1 518
- market value	7 565	1 518
- value at purchase price	7 535	1 518
c) other (balance sheet value)	-	-
- fair value	-	-
- market value	-	-
- value at purchase price	-	-
D. Of limited transferability (balance sheet value)	147 556	24 811
a) shares (balance sheet value)	52 201	1 860
- fair value	52 201	1 860
- market value	52 201	1 860
- value at purchase price	49 155	-
b) bonds (balance sheet value)	6 013	1 058
- fair value	6 013	1 058
- market value	6 013	1 058
- value at purchase price	5 966	1 032
c) other (balance sheet value)	89 342	21 893
- fair value	89 342	21 893
- market value	-	680
- value at purchase price	-	680
Total value at purchase price	63 352	42 144
Total value at the beginning of the period	66 479	14 878
Total adjustments (for period)	63 352	7 058
Total balance sheet value	155 821	65 939

Note 10D

SHORT TERM LOANS GRANTED (CURRENCY TYPE)	31 December 2003	31 December 2002
a) in Polish currency	228	2 228
b) in foreign currencies (by currency and recalculated to zlotys)	-	-
Total short term loans granted	228	2 228

Note 10E

CASH AND OTHER CASH EQUIVALENTS (CURRENCY TYPE)	31 December 2003	31 December 2002
a) in Polish currency	230 918	166 983
b) in foreign currencies (by currency and recalculated to PLN)	330 842	11 207
b1. unit/currency thousand/USD	2 558	2 072
PLN thousand	9 341	7 933
b2. unit/currency thousand/EUR	68 206	815
PLN thousand	321 498	3 263
b3. other currencies in PLN thousand	3	11
Total cash and cash assets	561 760	178 190

Concentration of credit risk relating to cash and cash equivalents is limited as the Group places its cash with several well-established Polish, German and international banks.

Note 10F

OTHER SHORT TERM INVESTMENTS (BY TYPE)	31 December 2003	31 December 2002
Other	501	502
Total other short term investments	501	502

Note 10G

OTHER SHORT TERM INVESTMENTS (CURRENCY TYPE)	31 December 2003	31 December 2002
a) in Polish currency	501	502
b) in foreign currencies (by currency and recalculated to PLN)	-	-
Total short term investments	501	502

Note 11

SHORT TERM PREPAYMENTS AND DEFERRED COSTS	31 December 2003	31 December 2002
a) deferred costs, including:	350 837	444 842
- excise duty	273 800	383 306
- write down due to the catalisators' wearing off	40 754	29 790
- cost of acquisition of customer (patronage stations)	8 185	6 651
- insurance	20 199	21 076
- perpetual leasehold	1 101	10
- other	6 798	4 009
b) other	19 189	5 992
Total short term prepayments and deferred costs	370 026	450 834

Note 12

IMPAIRMENT CHARGES

Impairment charges made/reversed in 2003 concerning:

a) receivables - value of receivables impairment charges made or reversed is presented in Notes4.C and 8.C. Impairment charges were made mainly due to the worse structure of ageing of receivebles and worse financial situation of debtors. Reversals of impairment charges of receivables were made mainly due to repayment of debt previously provided for;

b) fixed assets – impairment charges of fixed assets increased in 2003 by PLN 64,154 thousand, PLN 6,815 thousand of which were transferred to revaluation reserve. Decrease in provisions presented in Note 3B resulted mainly from sales of assets previously provided for;

c) intangible fixed assets - provision for intangible fixed assets increased in 2003 by PLN 140 thousand;

d) inventories - the value of impairment of inventories amounted to PLN 1,074 thousand as at 31 December 2003.

(in PLN thousand)

Note 13

SHARE CAPITAL AS AT 31 DECEMBER 2003			Par value of a single share = 1.25 PLN				
Series, issue	Type of shares	Type of preference	Number of shares	Series/issue value in nominal value	Method of capital coverage	Registration date	Right to dividend (since date)
Series A	bearer	none	336.000.000	420.000	foundation fund and state-owned enterprise fund	01.07.1993	01.07.1993
Series B	bearer	none	6.971.496	8.714	contribution of 2,566,200 Rafineria Trzebinia's shares of the value of PLN 57,636 thousand	27.11.1997	01.01.1998
Series C	bearer	none	77.205.641	96.507	net assets of acquired CPN S.A.	20.05.1999	01.01.1999
Series D**	bearer	none	7.531.924	9.415	exchange of 7,531,924 bonds series A for 7,531,924 series D shares in line with the Incentive Program for Management Board Members and Management of PKN ORLEN S.A.	20.11.2003	01.01.2003
Total number of shares			**427.709.061**				
Total share capital				**534.636**			

SHAREHOLDERS AS AT 31 DECEMBER 2003 (PLN)				
	Number of shares	Number of votes	Par value of shares	Share in equity
Nafta Polska S.A.	74 076 299	74 076 299	92 595 374	17,32%
State Treasury	43 633 897	43 633 897	54 542 371	10,20%
Bank of New York (depository)	44 464 114	44 464 114	55 580 142	10,40%
Others*	265 534 751	265 534 751	331 918 439	62,08%
Total	**427 709 061**	**427 709 061**	**534 636 326**	**100,00%**

* According to current report 56/2002 presented on 20 June 2002, Kulczyk Holding S.A. together with its subsidiaries owns 23,911,206 shares of PKN ORLEN S.A., which constitutes 5.591% (considering capital increase of PKN ORLEN dated 20.11.2003) of votes at General Shareholders Meeting of PKN ORLEN S.A.

* According to current report 54/2003 presented on 4 July 2003, on 1 July 2003 Commercial Union OFE BPH CU WBK owns 21,533,539 shares of PKN ORLEN S.A., which constitutes 5.035% of share capital and 5.035% (considering capital increase of PKN ORLEN dated 20.11.2003) of votes at General Shareholders Meeting of PKN.

**In July 2000 the Company issued 11,344,784 bonds series A convertible to ordinary bearer shares series D. The issuance of A series bonds is conducted within the Incentive Program addressed to members of the Management Board and authorized persons, performing management functions. The Incentive Program is scheduled for years 2001, 2002 and 2003.
As a result of conversion of 7,531,924 bonds for PKN ORLEN S.A. shares within the confines of realization of Management Incentive Program. On 20 November 2003 District Court in Warsaw registered capital increase of PKN ORLEN S.A. As a result of the capital increase the total number of shares amounts to 427,709,061.

(in PLN thousand)

	31 December 2003	31 December 2002

Note 14 A OWN SHARES
The Dominant Company did not possess own shares between 1 January and 31 December 2003.

Note 14 B EMITENT'S SHARES OWNED BY SUBSIDIARIES
Between 1 January 2003 and 31 December 2003 subsidiaries did not possess shares of the Dominant Company.

Note 15

CAPITAL RESERVE		
a) share premium	1 058 450	873 541
b) capital provided for by the articles	175 074	175 074
c) capital provided for by the deed, over the minimum provided for by the articles	4 908 836	4 594 340
d) capital from additional shareholders' payments	-	-
e) other	325 661	114 723
Total capital reserve	6 468 021	5 757 678

Note 16

REVALUATION RESERVE		
a) from revaluation of fixed assets	670 886	721 545
b) from gains/losses on financial instruments valuation, including:	-	-
c) from deffered tax	2 139	1 200
d) foreign exchange gains/losses from recalculation of foreign subsidiaries	-	-
e) other	1 660	-
Total revaluation reserve	674 685	722 745

Note 17

OTHER CAPITAL RESERVES (BY TYPE)		
Privatisation Fond	53 476	53 476
Total other capital reserves	53 476	53 476

Note 18

WRITE-OFFS FROM NET PROFIT WITHIN THE YEAR (BY TYPE)		
Total write-offs from net profit within the year	-	-

Note 19

MOVEMENTS IN MINORITY INTEREST		
a) balance at the beginning of period	410 890	396 853
b) increases (decreases) resulting from changes in composition of the group, consolidation of new companies	(836)	13 691
- changes in group	(836)	13 923
- other	-	(232)
c) increases	33 691	27 618
- share in profit	33 691	27 618
d) decreases	(17 784)	(27 272)
- share in loss	-	(56)
- other	(17 784)	(27 216)
e) balance at the end of the period	425 961	410 890
Total minority interest at the end of period	425 961	410 890

Note 20A

NEGATIVE GOODWILL OF SUBORDINATED COMPANIES		
a) negative goodwill - subsidiaries	301 369	259 002
b) negative goodwill - joint-ventures companies	-	-
c) negative goodwill - associated companies	-	-
Total negative goodwill of subordinated companies	301 369	259 002

(in PLN thousand)

Note 20B

MOVEMENTS IN NEGATIVE GOODWILL - SUBSIDIARIES	31 December 2003	31 December 2002
a. Gross negative value at the beginning of the period	513 356	503 678
Anwil S.A.	442 728	434 517
Rafineria Trzebinia S.A.	4 859	4 859
Inowroclawskie Kopalnie Soli S.A.	17 620	17 620
Rafineria Nafty Jedlicze S.A.	44 629	44 629
ORLEN Gaz Sp. z o.o.	9	9
ORLEN Transport Plock Sp. z o.o.	23	23
Petrotel Sp. z o.o.	377	377
ORLEN Transport Lublin Sp. z o.o.	32	-
Companies consolidated by ORLEN Petroprofit Sp. z o.o.	8	-
Companies consolidated by Rafineria Trzebinia S.A.	2 256	1 644
ORLEN Asfalt Sp. z o.o.	815	-
b. Increases (including):	80 803	9 678
Anwil S.A.	-	8 211
Transport Companies from the Group of PKN Orlen S.A.	-	32
Companies consolidated by ORLEN Petroprofit Sp. z o.o.	-	8
Companies consolidated by Rafineria Trzebinia S.A.	306	1 427
ORLEN Asfalt Sp. z o.o.	873	-
ORLEN Deutschland GmbH*	79 534	-
ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	4	-
ORLEN Transport Slupsk Sp. z o.o.	27	-
ORLEN Transport Olsztyn Sp. z o.o.	21	-
ORLEN Laboratorium	38	-
c. decreases	1 136	-
Companies consolidated by Rafineria Trzebinia S.A.	1 136	-
d. Gross negative value at the end of the period	593 023	513 356
Anwil S.A.	442 728	442 728
Rafineria Trzebinia S.A.	4 859	4 859
Inowroclawskie Kopalnie Soli S.A.	17 620	17 620
Rafineria Nafty Jedlicze S.A.	44 629	44 629
ORLEN Gaz Sp. z o.o.	9	9
ORLEN Transport Plock Sp. z o.o.	23	23
Petrotel Sp. z o.o.	377	377
ORLEN Transport Lublin Sp. z o.o.	32	32
Companies consolidated by ORLEN Petroprofit Sp. z o.o.	8	8
Companies consolidated by Rafineria Trzebinia S.A.	1 426	3 071
ORLEN Asfalt Sp. z o.o.	1 688	-
ORLEN Deutschland GmbH *	79 534	-
ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	4	-
ORLEN Transport Slupsk Sp. z o.o.	27	-
ORLEN Transport Olsztyn Sp. z o.o.	21	-
ORLEN Laboratorium	38	-
e. write-off of negative goodwill at the beginning of the period	254 354	212 203
Anwil S.A.	194 716	163 131
Rafineria Trzebinia S.A.	4 859	4 823
Inowroclawskie Kopalnie Soli S.A.	17 620	16 434
Rafineria Nafty Jedlicze S.A.	35 702	26 778
ORLEN Gaz Sp. z o.o.	9	9
ORLEN Transport Plock Sp. z o.o.	23	17
Petrotel Sp. z o.o.	377	377
ORLEN Transport Lublin Sp. z o.o.	-	-
Companies consolidated by ORLEN Petroprofit Sp. z o.o.	8	-
Companies consolidated by Rafineria Trzebinia S.A.	673	634
ORLEN Asfalt Sp. z o.o.	367	-
ORLEN Deutschland GmbH	-	-
ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	-	-
ORLEN Transport Slupsk Sp. z o.o.	-	-
ORLEN Transport Olsztyn Sp. z o.o.	-	-

* including foreign exchange gains/losses from consolidation amounting to PLN 8,578 thousand.

(in PLN thousand)

Nota 20B C.D.

MOVEMENTS IN NEGATIVE GOODWILL - SUBSIDIARIES	31 December 2003	31 December 2002
f. write-off of negative goodwill for the period	37 855	42 151
reclasification of entities consolidated by ORLEN Petroprofit Sp. z o.o.	-	8
foreign exchange gain/loss from consolidation	201	-
write-off of negative goodwill charged to income statement	37 654	42 143
Anwil S.A.	24 235	31 585
Rafineria Trzebinia S.A.	-	36
Inowroclawskie Kopalnie Soli S.A.	-	1 186
Rafineria Nafty Jedlicze S.A.	8 927	8 924
ORLEN Gaz Sp. z o.o.	-	-
ORLEN Transport Plock Sp. z o.o.	-	6
Petrotel Sp. z o.o.	-	-
ORLEN Transport Lublin Sp. z o.o.	16	-
Companies consolidated by ORLEN Petroprofit Sp. z o.o.	-	-
Companies consolidated by Rafineria Trzebinia S.A.	169	406
ORLEN Asfalt Sp. z o.o.	66	-
ORLEN Deutschland GmbH**	4 419	-
ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	1	-
ORLEN Transport Slupsk Sp. z o.o.	10	-
ORLEN Transport Olsztyn Sp. z o.o.	8	-
ORLEN Laboratorium	4	-
g. decrease in write-off of negative goodwill	555	-
Anwil S.A.	-	-
Rafineria Trzebinia S.A.	-	-
Inowroclawskie Kopalnie Soli S.A.	-	-
Rafineria Nafty Jedlicze S.A.	-	-
Companies consolidated by Rafineria Trzebinia S.A.	555	-
h. write-off of negative goodwill at the end of the period (including):	291 654	254 354
Anwil S.A.	218 951	194 716
Rafineria Trzebinia S.A.	4 859	4 859
Inowroclawskie Kopalnie Soli S.A.	17 620	17 620
Rafineria Nafty Jedlicze S.A.	44 629	35 702
ORLEN Gaz Sp. z o.o.	9	9
ORLEN Transport Plock Sp. z o.o.	23	23
Petrotel Sp. z o.o.	377	377
ORLEN Transport Lublin Sp. z o.o.	16	-
Companies consolidated by ORLEN Petroprofit Sp. z o.o.	8	8
Companies consolidated by Rafineria Trzebinia S.A.	287	1 040
ORLEN Asfalt Sp. z o.o.	433	-
ORLEN Deutschland GmbH **	4 419	-
ORLEN Transport Kedzierzyn-Koźle Sp. z o.o.	1	-
ORLEN Transport Slupsk Sp. z o.o.	10	-
ORLEN Transport Olsztyn Sp. z o.o.	8	-
ORLEN Laboratorium	4	-
i. net value at the end of the period	301 369	259 002
Anwil S.A.	223 777	248 012
Rafineria Trzebinia S.A.	-	-
Inowroclawskie Kopalnie Soli S.A.	-	-
Rafineria Nafty Jedlicze S.A.	-	8 927
ORLEN Gaz Sp. z o.o.	-	-
ORLEN Transport Plock Sp. z o.o.	-	-
Petrotel Sp. z o.o.	-	-
ORLEN Transport Lublin Sp. z o.o.	16	32
Companies consolidated by ORLEN Petroprofit Sp. z o.o.	-	-
Companies consolidated by Rafineria Trzebinia S.A.	1 139	2 031
ORLEN Asfalt Sp. z o.o.	1 255	-
ORLEN Deutschland GmbH	75 115	-
ORLEN Transport Kedzierzyn-Koźle Sp. z o.o.	3	-
ORLEN Transport Slupsk Sp. z o.o.	17	-
ORLEN Transport Olsztyn Sp. z o.o.	13	-
ORLEN Laboratorium	34	-

** including foreign exchange gains/losses from consolidation amounting to PLN 201 thousand

(in PLN thousand)

Note 20C

MOVEMENTS IN NEGATIVE GOODWILL - JOINT VENTURES	31 December 2003	31 December 2002
a. gross value at the beginning of period	-	-
b. increases	-	-
c. decreases	-	-
d. gross value at the end of period	-	-
e. writ-off of negative goodwill at the beginning of the period	-	-
f. write-off of negative goodwill for the period	-	-
g. decrease in write-off of negative goodwill	-	-
h. write-off of negative goodwill at the end of the period	-	-
i. net value at the end of the period	-	-

Note 20D

MOVEMENTS IN NEGATIVE GOODWILL - ASSOCIATED COMPANIES	31 December 2003	31 December 2002
a. gross value at the beginning of period	10 345	10 345
Anwil S.A.	-	-
Naftoport Sp. z o.o.	10 259	10 259
Chemiepetrol GmbH	86	86
b. increases	-	-
Naftoport Sp. z o.o.	-	-
Chemiepetrol GmbH	-	-
c. decreases	-	-
change in statute Anwil S.A.	-	-
Chemiepetrol GmbH	-	-
d. gross value at the end of period	10 345	10 345
Naftoport Sp. z o.o.	10 259	10 259
Chemiepetrol GmbH	86	86
e. write-off of negative goodwill at the beginning of the period	10 345	10 345
Anwil S.A.	-	-
Naftoport Sp. z o.o.	10 259	10 259
Chemiepetrol GmbH	86	86
f. write-off of negative goodwill for the period	-	-
Naftoport Sp. z o.o.	-	-
Chemiepetrol GmbH	-	-
g. decrease in write-off of negative goodwill	-	-
change in statute Anwil S.A.	-	-
Chemiepetrol GmbH	-	-
h. write-off of negative goodwill at the end of the period	10 345	10 345
Naftoport Sp. z o.o.	10 259	10 259
Chemiepetrol GmbH	86	86
i. net value at the end of the period	-	-
Naftoport Sp. z o.o.	-	-
Chemiepetrol GmbH	-	-

(in PLN thousand)

31 December 2003 31 December 2002

Note 20E

CALCULATION OF NEGATIVE GOODWILL FROM CONSOLIDATION AT THE MOMENT OF ACQUISITION/INCREASE IN SHARES

Entity	Cost of purchase	Share in net assets/equity on the date of purchase	Negative goodwill
Rafineria Trzebinia S.A.	74 503	79 362	4 859
Inowroclawskie Kopalnie Soli S.A.	17 560	35 180	17 620
ORLEN Gaz Sp. z o.o.	7 470	7 479	9
Rafineria Nafty Jedlicze S.A.	64 000	108 629	44 629
Petrotel Sp. z o.o.	1 520	1 897	377
ORLEN Transport Plock Sp. z o.o.	7 420	7 443	23
Anwil S.A.	176 200	618 928	442 728
Companies consolidated by Rafineria Trzebinia S.A.	30 447	31 873	1 426
ORLEN Transport Lublin Sp. z o.o.	6 034	6 066	32
ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	102	106	4
ORLEN Transport Słupsk Sp. z o.o.	1 869	1 896	27
ORLEN Transport Olsztyn Sp. z o.o.	2 329	2 350	21
Companies consolidated by Orlen Petroprofit Sp. z o.o.	1 437	1 445	8
Orlen Asfalt Sp. z o.o.	50 700	52 388	1 688
ORLEN Deutschland GmbH	415 600	495 134	79 534
Orlen Laboratorium Sp. z o.o.	500	538	38
Naftoport Sp. z o.o.	18 259	28 518	10 259
Chemiepetrol GmbH	397	483	86

Note 21A

MOVEMENTS IN PROVISION FOR DEFERRED TAX	31 December 2003	31 December 2002
1. Provision for deffered tax at the beginning of period	290 463	238 133
a) reflected in financial result	252 795	199 993
b) reflected in equity	37 668	38 140
c) reflected in goodwill or negative goodwill	-	-
2. Increases	214 089	104 640
a) reflected in financial result of the period due to positive temporary differences	163 057	104 640
b) reflected in equity due to temporary positive diferences	355	-
c) reflected in goodwill or badwill due to temporary positive differences	50 677	-
3. Decreases	(298 350)	(52 310)
a) reflected in financial result of the period due to positive temporary differences	(297 056)	(51 838)
b) reflected in equity due to temporary positive diferences	(1 294)	(472)
c) reflected in goodwill or badwill due to temporary positive differences	-	-
4. Balance at the end of period	206 202	290 463
a) reflected in financial result	118 796	252 795
b) reflected in equity	36 729	37 668
c) reflected in goodwill or negative goodwill	50 677	-

Total influence of change of CIT rates on change in deferred tax is presented in Note 37B.

Note 21B

MOVEMENTS IN LONG TERM RETIREMENT BENEFITS AND SIMILAR PROVISIONS	31 December 2003	31 December 2002
a) balance at the beginning of period	128 123	108 589
b) increases	35 925	25 547
c) utilization	(5 312)	(1 175)
d) release	(9 168)	(4 838)
e) release due to changes in Group	(12 209)	-
Balance at the end of period	137 359	128 123

Note 21C

MOVEMENTS IN SHORT TERM RETIREMENT BENEFITS AND SIMILAR PROVISIONS	31 December 2003	31 December 2002
a) balance at the beginning of period	22 273	29 374
b) increases	27 577	15 030
c) utilization	(24 111)	(20 230)
d) release	(3 192)	(1 901)
e) release due to changes in Group	(1 318)	-
Balance at the end of period	21 229	22 273

(in PLN thousand)

Note 21D

MOVEMENTS IN OTHER LONG TERM PROVISIONS	31 December 2003	31 December 2002
a.) balance at the beginning of period	328 192	362 145
- environmental provision	320 056	352 162
- provision for business risk	3 000	4 700
- other	5 136	5 283
b) increases of:	50 380	4 905
- environmental provision	47 997	919
- provision for business risk	1 014	-
- other	1 369	3 986
c) inreases due to changes in Capital Group	8 224	-
- environmental provision	-	-
- provision for business risk	-	-
- other	8 224	-
c) utilization of:	(1 743)	(2 369)
- environmental provision	-	(538)
- provision for business risk	(135)	-
- other	(1 608)	(1 831)
d) release of:	(12 774)	(36 489)
- environmental provision**	(10 852)	(32 487)
- provision for business risk	(79)	(1 700)
- other	(1 843)	(2 302)
Total other long term provisions at the end of period	372 279	328 192
- environmental provision*	357 201	320 056
- provision for business risk	3 800	3 000
- other	11 278	5 136
Total other long term provisions at the end of period	372 279	328 192

* the amount of provison is calculated on the basis of estimate made by independent experts in years 2000 - 2003. The Management Board of the Company determined the amount of environmental provision on the basis of the reports prepared by independent experts. Last analysis was conducted as at 31 December 2003 and resulted in an increase by PLN 47,681 thousand. Amount of the provision reflects the best estimate of the Management Board regarding future expenses based on the average level of the parameters determining estimated costs.

** including:

- in year 2002 the amount of PLN 20,497 thousand concerns reclassification of part of the environmental provision from long-term to short-term, the other part concerns sold sites together with cession on the purchaser of all future, potential liabilities,

- *in year 2003 the amount of PLN 316 thousand concerns reclassification of part of the environmental provision from long-term to short-term and the remaining amount was reflected in P&L.*

(in PLN thousand)

Note 21E

MOVEMENTS IN OTHER SHORT TERM PROVISIONS	31 December 2003	31 December 2002
a.) balance at the beginning of period	97 515	78 200
- environmental provision	59 827	59 961
- provision for business risk	26 103	14 965
- other	11 585	3 274
b) increases of:	22 866	56 783
- environmental provision**	3 000	25 772
- provision for business risk	153	16 193
- other	19 713	14 818
c) inreases due to changes in Capital Group	23 333	-
- environmental provision	2 285	-
- provision for business risk	-	-
- other	21 048	-
d) utilization of:	(43 180)	(19 350)
- environmental provision	(13 430)	(9 816)
- provision for business risk	(1 216)	(5 049)
- other	(28 534)	(4 485)
e) release of:	(15 009)	(18 118)
- environmental provision	(2 091)	(16 090)
- provision for business risk	(7 028)	(6)
- other	(5 890)	(2 022)
Total other short term provisions at the end of period	85 525	97 515
-environmental provision*	49 591	59 827
- provision for business risk	18 012	26 103
- other	17 922	11 585
Total other short term provisions at the end of period	85 525	97 515

* the amount of provision is calculated based on an estimate made by an independent expert in years 2000 - 2003. The Management Board of the Company determined the amount of environmental provision on the basis of the reports prepared by independent experts. Last analysis was conducted as at 31 December 2003 and resulted in an increase by PLN 47,681 thousand. Amount of the provision reflects the best estimate of the Management Board regarding future expenses based on the average level of the parameters determining estimated costs.

** including:

- in 2002 PLN 20,497 concerns reclassification of part of the environmental provision from long term to short term, the other part concerns sold sites together with cession on the purchaser of all future, potential liabilities.
- in 2003 PLN 316 thousand concerns reclassification of part of the environmental provison from long term to short term.

Note 22A

LONG TERM LIABILITIES	31 December 2003	31 December 2002
a) to subsidiaries	168	-
b) to joint-venture companies	-	-
c) to associated companies	-	-
d) to significant investor	-	-
e) to dominant company	-	-
f) to other companies	1 864 562	424 009
- loans	1 835 767	402 419
- finance lease liabilities	14 710	17 667
- other	14 085	3 923
Total long term liabilities	1 864 730	424 009

Note 22B

LONG TERM LIABILITIES (AGEING)	31 December 2003	31 December 2002
a) between 1 and 3 years old	279 927	254 008
b) between 3 and 5 years old	1 472 455	94 425
c) over 5 years old	112 348	75 576
Total long term liabilities	1 864 730	424 009

Note 22C

LONG TERM LIABILITIES (CURRENCY TYPE)	31 December 2003	31 December 2002
a) in Polish currency	332 708	380 416
b) in foreign currencies (by currency and recalculated to PLN)	1 532 022	43 593
b1. unit/currency thousand/USD	218 063	97
PLN thousand	830 233	364
b2. unit/currency thousand/EUR	143 521	5 622
PLN thousand	685 927	22 985
b3. other currencies in thousand PLN	15 862	20 244
Total long term liabilities	1 864 730	424 009

Nota 22D

LONG-TERM LOANS AND BORROWINGS

No.	Name with indication of legal form	Location	Amount of loan according to contract		Amount of loan to be repaid – Total		Interest rate	Repayment date	Collateral
			PLN thousand	currency in thousand	PLN thousand	currency in thousand			
1	Bank Handlowy w Warszawie S.A. **	Warszawa	130 000	-	98 141	-	WIBOR+margin	31.12.2013	cession of rights to receivables from lease agreement of underground crude oil tanks, cession of rights
2	Bank Handlowy w Warszawie S.A. **	Warszawa	38 000	-	22 691	-	WIBOR+margin	15.12.2014	cession of rights to receivables from lease agreement of underground crude oil tanks, cession of rights
3	Bank Handlowy w Warszawie S.A. **	Warszawa	-	120 EUR	144	-	LIBOR+margin	31.12.2005	Guarantee PKN ORLEN S.A.
4	Bank Handlowy w Warszawie S.A.**	Warszawa branch Poznan	6 500	-	1 627	-	WIBOR+margin	01.03.2006	mortgage on real estate, cession of rights from insurance agreement
5	Bank Millennium S.A. **	Warszawa branch Wloclawek	20 272	4 990 EUR	3 943	-	WIBOR+margin	30.12.2005	mortgage, authorisation to current bank account in Banku Millennium S.A., own blank bill, cession of receivables
6	Bank Millennium S.A. **	Warszawa branch Wloclawek	27 439	7 123 EUR	5 575	-	WIBOR+margin	30.12.2005	mortgage, authorisation to current bank account in Banku Millennium S.A., own blank bill, cession of receivables
7	Bank Millennium S.A. **	Warszawa branch Wloclawek	30 000	-	7 500	-	WIBOR+margin	17.03.2006	mortgage, authorisation to current bank account in Banku Millennium S.A., own blank bill, cession of receivables
8	BPH PBK S.A. **	Krakow branch Busko Zdroj	12 472	4 805 CHF	2 319	751 CHF	LIBOR+margin	31.12.2006	own blank bill of exchange with the guarantee of PKN ORLEN S.A (formerly Petrochemia Plock S.A.)
9	BPH PBK S.A. **	Krakow branch Busko Zdroj	31 395	12 096 CHF	12 839	4 160 CHF	LIBOR+margin	31.12.2006	own blank bill of exchange with the guarantee of PKN ORLEN S.A (formerly Petrochemia Plock S.A.)
10	BPH PBK S.A. **	Krakow branch Busko Zdroj	15 000	-	11 006	-	WIBOR+margin	31.03.2006	own blank bill with declaration, authorisation to current bank account
11	ING Bank Slaski S.A. **	Katowice	11 200	-	7 226	-	WIBOR+margin	31.12.2009	own blank bill, mortgage, cession of rights from insurance agreement and bank guarantee, transfer of receivables
12	ING Bank Slaski S.A. **	Katowice branch Krosno	29 689	-	13 360	-	WIBOR+margin	14.12.2006	mortgage on real estate (value of PLN 29.7m., with Hydrorafination Complex), cession of property rights to movables, cession of rights from insurance agreement
13	ING Bank Slaski S.A. **	Katowice branch Krosno	11 000	-	10 968	-	WIBOR+margin	30.05.2005	mortgage on real estate with Hydrorafination Complex, cession of property rights to movables, cession of rights from insurance agreement
14	PKO BP S.A. **	Katowice branch Krosno	25 000	-	21 500	-	WIBOR+margin	29.12.2006	authorisation to a current account; cession of equipment with cession of rights from insurance agreement; 3 own blank bills with declaration (amount PLN 4.4m.), mortgage with cession of rights from insurance agreement, cession of receivables
15	PKO BP S.A. **	Warszawa branch Plock	2 600	-	1 823	-	WIBOR+margin	30.09.2007	transfer of moveables with cession of rights from insurance agreement, transfer of receivables from services for selected entities
16	PKO BP S.A. **	Katowice branch Krosno	20 000	-	20 000	-	WIBOR+margin	29.12.2006	authorisation to a current account, register pledge on TDA line with cession of rights from insurance agreement; 3 own blank bills; register pledge on 8 tanks; mortgage caution up to the amount of PLN 3.97m.; cession of receivables; transfer of fixed assets
17	BRE Bank S.A. **	Warszawa branch Rzeszow	5 000	-	4 999	-	WIBOR+margin	30.12.2006	own blank bill; register pledge on oil blanding and related lines, cession of rights from insurance agreement
18	LG PETRO BANK S.A. **	Warszawa branch Szczecin	2 000	-	1 356	-	WIBOR+margin	10.09.2007	marine mortgage with cession of rights from insurance agreement, transfer of inventory with cession of rights from insurance agreement; authorisation to current bank accounts
19	Bank Gospodarki Zywnosciowej S.A. **	Warszawa branch Plock	5 618	-	936	-	WIBOR+margin	30.06.2005	bill of exchange, cession of fixed assets, transfer of receivables from agreements with PKN ORLEN,
20	Bank Gospodarki Zywnosciowej S.A. **	Warszawa branch Plock	6 000	-	5 250	-	WIBOR+margin	30.06.2008	bill of exchange, cession of fixed assets, transfer of receivables from agreements with PKN ORLEN,
21	Narodowy Fundusz Ochrony Srodowiska i Gospodarki Wodnej **	Warszawa	50 000	-	20 000	-	preferential rate	20.12.2006	guarantee of PKN ORLEN S.A., voluntary submission to infusement in a form of a notarial deed
22	Narodowy Fundusz Ochrony Srodowiska i Gospodarki Wodnej **	Warszawa	6 000	-	4 130	-	preferential rate	20.12.2010	blank bill of exchange with "no protest" clause in a form of a notarial deed
23	Wojewodzki Fundusz Ochrony Srodowiska i Gospodarki Wodnej **	Warszawa branch Torun	225	-	34	-	preferential rate	15.09.2005	bank guarantee
24	Syndicate - Bank Handlowy w Warszawie S.A. as agent **	Warszawa	103 712	94 640 PLN 2 200 EUR	47 320	-	WIBOR+margin	07.05.2007	mortgage
25	Syndicate dual currency loan /ING as Agent *	London	2 397 300	500 000 EUR	551 379	115 000 EUR	EURIBOR+margin	29.07.2008	mortgage
					830 233	218 063 USD	LIBOR+margin		
26	Hamburg Landesbank **	Hamburg	-	95 EUR	4	1 EUR	fixed rate	01.02.2005	mortgage
27	Hamburg Landesbank **	Hamburg	-	383 EUR	16	3 EUR	fixed rate	01.05.2006	mortgage
28	Hamburg Landesbank **	Hamburg	-	61 EUR	34	7 EUR	fixed rate	01.01.2006	mortgage
29	Hamburg Landesbank **	Hamburg	-	562 EUR	177	37 EUR	fixed rate	01.08.2005	mortgage
30	Hamburg Landesbank **	Hamburg	-	920 EUR	2 092	444 EUR	fixed rate	01.07.2008	mortgage
31	Hamburg Landesbank **	Hamburg	-	5 113 EUR	11 724	2 485 EUR	fixed rate	01.10.2008	mortgage
32	Hamburg Landesbank **	Hamburg	-	5 113 EUR	12 059	2 556 EUR	fixed rate	01.12.2008	cash
33	Hamburg Landesbank **	Hamburg	-	1 023 EUR	2 412	511 EUR	fixed rate	01.12.2008	cash
34	Hamburg Landesbank **	Hamburg	-	5 113 EUR	12 059	2 556 EUR	fixed rate	01.01.2009	mortgage

Nota 22D

LONG-TERM LOANS AND BORROWINGS

No.	Name with indication of legal form	Location	Amount of loan according to contract		Amount of loan to be repaid (Total)		Interest rate	Repayment date	Collateral
			PLN thousand	currency in thousand	PLN thousand	currency in thousand			
35	Hamburg Landesbank **	Hamburg	-	5 113 EUR	13 064	2 769 EUR	fixed rate	01.06.2009	cash
36	Hamburg Landesbank **	Hamburg	-	5 113 EUR	13 734	2 912 EUR	fixed rate	01.10.2009	cash
37	Hamburg Landesbank **	Hamburg	-	5 113 EUR	13 901	2 947 EUR	fixed rate	01.01.2010	cash
38	Commerzbank Hamburg **	Hamburg	-	1 023 EUR	2 633	558 EUR	fixed rate	01.07.2007	cash
39	Commerzbank Hamburg **	Hamburg	-	971 EUR	2 196	465 EUR	fixed rate	01.09.2008	mortgage
40	Commerzbank Hamburg **	Hamburg	-	522 EUR	1 375	292 EUR	fixed rate	01.10.2008	mortgage
41	Vereinsbank Hamburg **	Hamburg	-	1 094 EUR	2 866	608 EUR	fixed rate	01.07.2008	mortgage
42	Vereinsbank Hamburg **	Hamburg	-	1 278 EUR	1 974	418 EUR	fixed rate	01.07.2009	mortgage
43	Vereinsbank Hamburg **	Hamburg	-	818 EUR	2 143	454 EUR	fixed rate	01.09.2008	mortgage
44	Vereinsbank Hamburg **	Hamburg	-	818 EUR	174	37 EUR	fixed rate	01.05.2005	mortgage
45	Vereinsbank Hamburg **	Hamburg	-	5 113 EUR	14 236	3 018 EUR	fixed rate	01.12.2010	mortgage
46	Volksbank Elmshorn **	Elmshorn	-	409 EUR	354	75 EUR	fixed rate	01.10.2006	mortgage
47	Volksbank Elmshorn **	Elmshorn	-	716 EUR	1 313	278 EUR	fixed rate	01.06.2007	mortgage
48	Volksbank Elmshorn **	Elmshorn	-	511 EUR	971	206 EUR	fixed rate	01.08.2007	mortgage
49	Volksbank Elmshorn **	Elmshorn	-	920 EUR	1 688	358 EUR	fixed rate	01.06.2007	mortgage
50	Volksbank Elmshorn **	Elmshorn	-	307 EUR	419	89 EUR	fixed rate	01.10.2007	mortgage
51	Volksbank Elmshorn **	Elmshorn	-	256 EUR	527	112 EUR	fixed rate	01.03.2008	mortgage
52	Sparkasse Elmshorn **	Elmshorn	-	920 EUR	814	173 EUR	fixed rate	01.06.2006	mortgage
53	Sparkasse Elmshorn **	Elmshorn	-	3 681 EUR	3 256	690 EUR	fixed rate	01.06.2006	mortgage
54	Sparkasse Elmshorn **	Elmshorn	-	1 943 EUR	1 880	399 EUR	fixed rate	01.11.2006	mortgage
55	Sparkasse Elmshorn **	Elmshorn	-	1 012 EUR	1 492	316 EUR	fixed rate	01.06.2007	mortgage
56	Sparkasse Elmshorn **	Elmshorn	-	345 EUR	509	108 EUR	fixed rate	01.06.2007	mortgage
57	Sparkasse Elmshorn **	Elmshorn	-	1 150 EUR	1 907	404 EUR	fixed rate	01.12.2008	mortgage
58	Sparkasse Elmshorn **	Elmshorn	-	1 176 EUR	2 459	522 EUR	fixed rate	01.04.2008	mortgage
59	Landesbank S.-H. **	Kiel	-	1 012 EUR	1 491	316 EUR	fixed rate	01.06.2007	mortgage
60	Landesbank S.-H. **	Kiel	-	345 EUR	509	108 EUR	fixed rate	01.09.2007	mortgage
61	IKB Deutsche Industriebank AG **	Hamburg	-	511 EUR	1 009	214 EUR	fixed rate	01.11.2007	mortgage
	TOTAL		-	-	1 835 767	-			

Interest rates of bank loans taken by the Group entities are based on WIBOR in case of loans denominated in PLN or LIBOR, EURIBOR in case of loans denominated in foreign currencies.
Margins applied by banks vary and primarily depend on:
- entity that originally incurred a loan (the Dominant Company and consolidated entities),
- date of repayment of a loan,
- amount of a loan.
Margins based on WIBOR (T/N - 6M) range from 0.02% to 3.2%.
Margins based on LIBOR (1W - 3M) range from 0.45% to 1.0%
Margins based on EURIBOR (1M - 6M) range from 0.16% to 0.5%
Fixed rates for loans in foreing currencies range from 4.17% - 7.9%.
Fixed rates for borrowings in foreing currencies equals to 2.60%.
A part of loans have been incurred to finance projects connected with the environmental protection and bear preferential interest rates. The creditor in this case is Bank Ochrony Srodowiska S.A.
Interests on preferential loans range from 0.25 to 0.65 rediscount rate.
The Group also acquired loans with preferential interests from the National and Voyvodship Funds for Environmental Protection and Melioration Policy (Narodowy and Wojewodzki Fundusz Ochrony Srodowiska i Gospodarki Wodnej).
* Loans incurred by the Dominant Company.
** Loan incurred by subsidiaries

Note 22E

LONG TERM LIABILITIES FROM THE ISSUE OF SECURITIES

As of 31 December 2003 there were no long term liabilities from the issue of securities in the Group.

Note 23A

	31 December 2003	31 December 2002
SHORT TERM LIABILITIES		
a) to subordinated companies	21 489	50 209
- loans, including:	1 275	-
- resulting from issuance of commercial papers	-	900
- trade liabilities, falling due:	16 812	49 309
- within 12 months	16 812	49 292
- over 12 months	-	17
- other	3 402	-
b) to joint-venture companies	-	-
c) to associated companies	31 603	31 453
- resulting from issuance of commercial papers	11 006	8 670
- trade liabilities, falling due:	19 073	21 697
- within 12 months	19 067	21 697
- over 12 months	6	-
- resulting from purchases of tangible assets	1 524	1 086
d) to significant investor	-	-
e) to dominant company	-	-
f) to other companies	4 201 490	4 679 509
- loans, including:	1 116 652	1 820 491
- long term loans falling due within 1 year	136 081	949 489
- resulting from issuance of commercial papers	65 597	330 140
- other financial liabilities	30 356	5 632
- trade liabilities, falling due:	1 926 492	1 419 332
- within 12 months	1 926 386	1 414 413
- over 12 months	106	4 919
- payments on account	4 652	2 644
- resulting from purchases of tangible fixed assets	192 876	144 649
- wages and salaries	14 394	34 192
- other	850 471	922 429
g) Special Funds:	46 900	45 928
- Company's social fund	37 375	37 608
- Premium Fund	447	447
- other	9 078	7 873
Total short term liabilities	4 301 482	4 807 099

Note 23B

	31 December 2003	31 December 2002
SHORT TERM LIABILITIES (CURRENCY TYPE)		
a) in Polish currency	2 315 940	2 980 924
b) in foreign currencies (by currency and recalculated to zlotys)	1 985 542	1 826 175
b1. unit/currency thousand/USD	247 231	443 904
thousand zlotys	926 709	1 735 548
b2. unit/currency thousand/EUR	221 054	18 776
thousand zlotys	1 047 067	76 848
b3. other currencies in thousand zlotys	11 766	13 779
Total short term liabilities	4 301 482	4 807 099

ANS AND BORROWINGS

Name with indication of legal form	Location	Amount of loan according to contract – PLN thousand	Amount of loan according to contract – currency thousand	Amount of loan to be repaid – PLN thousand	Amount of loan to be repaid – currency thousand	Interest rate	Repayment date	Collateral
w Warszawie S.A. **	Warszawa	5 500	-	2 982	-	WIBOR + margin	30.06.2004	authorisation to a current bank account
w Warszawie S.A. **	Warszawa	2 500	-	1 030	-	WIBOR + margin	31.05.2004	authorisation to a current bank account
w Warszawie S.A. **	Warszawa	500	-	1	-	WIBOR + margin	31.12.2004	cession of rights to bank account
w Warszawie S.A. *	Warszawa	220 000	-	312	-	WIBOR + margin	31.07.2004	voluntary submission to infusement
w Warszawie S.A. **	Warszawa branch Lublin	5 000	-	4 645	-	WIBOR + margin	renewal every 7 days	own bill of exchange
w Warszawie S.A. **	Warszawa branch Lublin	3 500	-	3 500	-	WIBOR + margin	15.10.2004	no collateral
w Warszawie S.A. **	Warszawa	2 000	-	220	-	WIBOR + margin	17.08.2004	cession of property rigths to movables, transfer of receivables
w Warszawie S.A. **	Warszawa	4 000	-	2 956	-	WIBOR + margin	28.02.2004	own bill of exchange
w Warszawie S.A. **	Warszawa	38 388	8 300 EUR	39 876	8 317 EUR	EURIBOR + margin	29.06.2004	no collateral
w Warszawie S.A. **	Warszawa branch Krakow	21 700	-	12 974	-	WIBOR + margin	20.11.2004	authorisation to a current bank account
w Warszawie S.A. **	Warszawa branch Katowice	900	-	617	-	WIBOR + margin	renewal every 7 days	guarantee of Rafineria Trzebinia S.A
w Warszawie S.A. **	Katowice	6 500	-	3 761	-	WIBOR + margin	08.04.2004	guarantee of Rafineria Trzebinia S.A
w Warszawie S.A. **	Warszawa branch Rzeszow	20 000	-	19 907	-	WIBOR + margin	21.12.2004	cession of receivables
w Warszawie S.A. **	Warszawa	12 687	3 000 USD	-	-	LIBOR + margin	loan in current bank account	no collateral
w Warszawie S.A. **	Warszawa	10 000	-	-	-	WIBOR + margin	loan in current bank account	no collateral
w Warszawie S.A. **	Warszawa branch Wloclawek	500	-	426	-	WIBOR + margin	22.09.2004	cession of property rigths to movables, cession of receivables
w Warszawie S.A. **	Warszawa	-	-	3	-	-	rachunek VISA	no collateral
w Warszawie S.A. **	Warszawa	6 600	-	4 325	-	WIBOR + margin	loan in current bank account without time limit	marine mortgage on ships with cession of rights from insurance agreement
w Warszawie S.A. **	Warszawa	-	2 300 USD	7 806	2 087 USD	LIBOR + margin	loan in current bank account without time limit	transfer of receivables, marine mortgage on ships with cession of rights from insurance agreement, cession of property rigths to movables with cession of rights from insurance agreement;
w Warszawie S.A. **	Warszawa branch Poznan	5 000	-	4 977	-	WIBOR + margin	31.12.2004	mortgage on real estate, cession of rights from insurance agreement
A. **	Warszawa branch Plock	2 000	-	1 523	-	WIBOR + margin	30.09.2004	blank bill of exchange, authorisation to a current bank account
A. *	Warszawa branch Plock	80 000	-	-	-	WIBOR + margin	17.07.2004	authorisation to a current bank account, voluntary submission to infusement
A. *	Warszawa	100 000	-	100 000	-	WIBOR + margin	26.02.2004	authorisation to a current bank account, voluntary submission to infusement
A. *	Warszawa	119 865	25 000 EUR	119 865	25 000 EUR	EURIBOR+margin	26.02.2004	authorisation to a current bank account, voluntary submission to infusement
n S.A. **	Warszawa branch Krosno	15 000	-	15 000	-	WIBOR + margin	31.03.2004	authorisation to a current bank account; own bill of exchange in blanco with declaration; registered pledge on inventory; cession of property rights to movables with cession of rights from insurance agreement
n S.A. **	Warszawa branch Wloclawek	30 000	-	-	-	WIBOR + margin	28.07.2004	authorisation to a current bank accounts in Bank Millennium SA, voluntary submission to infusement
n S.A. **	Warszawa branch Wloclawek	1 000	-	942	-	WIBOR + margin	24.01.2004	blank bill of exchange, authorisation to a current bank account, cession of receivables, cession of property rights to movables
rodowiska S.A. **	Warszawa	20 000	-	-	-	WIBOR + margin	31.07.2004	own blank bill of exchange, authorisation to a current bank account
rodowiska S.A. **	Warszawa branch Wloclawek	3 000	-	1	-	WIBOR + margin	18.05.2004	blank bill of exchange and transfer of receivables
i Zywnosciowej S.A. *	Warszawa branch Plock	80 000	-	-	-	WIBOR + margin	28.05.2004	authorisation to a current bank account, voluntary submission to infusement
i Zywnosciowej S.A. *	Warszawa branch Plock	50 000	-	-	-	WIBOR + margin	28.05.2004	authorisation to a current bank account, voluntary submission to infusement

.OANS AND BORROWINGS

Name with indication of legal form	Location	Amount of loan according to contract		Amount of loan to be repaid		Interest rate	Repayment date	Collateral
		PLN thousand	currency thousand	PLN thousand	currency thousand			
\S BANK POLSKA **	Warszawa	11 700	-	6 941	-	WIBOR + margin	31.12.2004	marine mortgage on m/t Sniezka with cession of rights from insurance agreement, mortgage on real estate, cession of receivables
\. *	Warszawa branch Plock	110 000	-	36	-	WIBOR + margin	27.04.2004	own bill of exchange in blanco, authorisation to a current bank account, voluntary submission to infusement
\. **	Warszawa branch Krakow	15 000	-	1 481	-	WIBOR + margin	31.03.2004	blank bill of axchange, authorisation to a current bank account
\. **	Warszawa branch Krakow	200	-	150	-	WIBOR + margin	30.06.2004	guarantee agreement
\. **	Warszawa branch Krakow	1 500	-	-	-	WIBOR + margin	30.03.2004	guarantee of Rafineria Trzebinia S.A
\. **	Warszawa branch Rzeszow	1 000	-	98	-	WIBOR + margin	31.08.2004	transfer of receivables, authorisation to a current bank account BPH PBK S.A.
\. **	Warszawa branch Szczecin	1 000	-	509	-	WIBOR + margin	20.09.2004	guarantee according to civil law, authorisation to a current bank account
\. **	Warszawa	-	55 000 EUR	259 435	55 000 EUR	EURIBOR + margin	10.02.2004	no collateral
A. **	Warszawa	30 000	-	873	-	WIBOR + margin	30.09.2004	voluntary submission to infusement
A. **	Warszawa	10 000	-	8 529	-	WIBOR + margin	loan in current bank account	own bill of exchange in blanco
.. **	Warszawa branch Wroclaw	-	-	1	-	WIBOR + margin	01.01.2004	no collateral
*	Warszawa branch Plock	80 000	-	2 503	-	WIBOR + margin	29.05.2004	authorisation to a current bank account, voluntary submission to infusement
*	Warszawa branch Plock	70 000	-	70 000	-	WIBOR + margin	26.06.2004	authorisation to a current bank account, voluntary submission to infusement
*	Warszawa branch Plock	100 000	-	100 000	-	WIBOR + margin	23.04.2004	authorisation to a current bank account, voluntary submission to infusement
*	Warszawa branch Plock	80 000	-	80 000	-	WIBOR + margin	29.05.2004	authorisation to a current bank account, voluntary submission to infusement
*	Warszawa branch Plock	80 000	-	80 000	-	WIBOR + margin	06.03.2004	authorisation to a current bank account, voluntary submission to infusement
**	Warszawa branch Swidnik	300	-	269	-	WIBOR + margin	loan in current bank account without time limit	bill of exchange, authorisation to a current bank account
**	Warszawa branch Poznan	2 200	-	1 306	-	WIBOR + margin	31.12.2004	pledge on goods for resale and fixed assets
**	Warszawa branch Lublin	2 000	-	1 498	-	WIBOR + margin	30.09.2004	own bill of exchange
S.A. **	Warszawa branch Wroclaw	930	-	905	-	WIBOR + margin	29.04.2004	cession agreement
S.A. **	Warszawa branch Wroclaw	700	-	641	-	WIBOR + margin	24.11.2004	mortgage on real estate
S.A. **	Warszawa branch Lublin	4 200	-	3 731	-	WIBOR + margin	04.12.2004	pledge of inventory
nk Polska S.A. **	Warszawa branch Lublin	3 000	-	2 973	-	WIBOR + margin	30.06.2004	bill of exchange, authorisation to a current bank account
nk Polska S.A. **	Warszawa	1 000	-	963	-	WIBOR + margin	30.06.2004	transfer of receivables, pledge of inventories and fixed assets, patronage letter of SHIP SERVICE S.A., blank bill of axchange
ıding & Consulting GmbH **	Elmshorn	181	181 EUR	853	181 EUR	fixed rate	31.03.2004	no collateral
nk **	Hamburg	-	754 EUR	3 559	754 EUR	fixed rate	01.01.2004	no collateral
k Inc. **	Bochum	-	1 348 EUR	6 358	1 348 EUR	EURIBOR + margin	02.01.2004	no collateral
Hamburg **	Hamburg	-	34 EUR	163	34 EUR	fixed rate	30.06.2004	guarantee of British Petroleum Deutschland AG
ert Mineraloelvertriebs GmbH **	Elmshorn	-	89 EUR	422	89 EUR	fixed rate	30.06.2004	no collateral
				981 846				
rently repaid								
wy w Warszawie S.A. **	Warszawa	130 000	-	10 903	-	WIBOR + margin	31.12.2004	cession of rights to receivables from lease agreement of underground crude oil tanks
wy w Warszawie S.A. **	Warszawa	38 000	-	1 600	-	WIBOR + margin	31.12.2004	cession of rights to lease agreements, cession
wy w Warszawie S.A. **	Warszawa branch Poznan	6 500	-	1 300	-	WIBOR + margin	04.12.2004	mortgage
wy w Warszawie S.A. **	Warszawa	-	120 EUR	144	-	LIBOR + margin	30.09.2004	guarantee PKN ORLEN S.A.

OANS AND BORROWINGS

Name with indication of legal form	Location	Amount of loan according to contract		Amount of loan to be repaid		Interest rate	Repayment date	Collateral
		PLN thousand	currency thousand	PLN thousand	currency thousand			
S.A. **	Warszawa branch Szczecin	150	-	6	-	WIBOR + margin	31.01.2004	registered pledge
S.A. **	Warszawa branch Szczecin	150	-	50	-	WIBOR + margin	30.08.2004	registered pledge
S.A. **	Warszawa branch Jedlicze	8 000	-	4 036	-	WIBOR + margin	29.04.2004	registered pledge on inventory of raw materials and semiproducts with cession of rights from insurance agreement, authorisation to a current bank account
. **	Warszawa branch Busko Zdroj	12 472	4 805 CHF	1 159	376 CHF	LIBOR + margin	30.03.2004	own blank bill of exchange with the guarantee of PKN ORLEN S.A (formerly Petrochemia Plock S.A.)
. **	Warszawa branch Busko Zdroj	31 395	12 096 CHF	5 706	1 849 CHF	LIBOR + margin	30.03.2004	own blank bill of exchange with the guarantee of PKN ORLEN S.A (formerly Petrochemia Plock S.A.)
um S.A. **	Warszawa branch Wloclawek	20 272	4 990 EUR	3 944	-	WIBOR + margin	30.03.2004	mortgage on real estate, authorisation to a current bank account in Banku MILLENNIUM S.A., own blank bill, cession of receivables
um S.A. **	Warszawa branch Wloclawek	27 439	7 123 EUR	5 577	-	WIBOR + margin	30.03.2004	mortgage on real estate, authorisation to a current bank account in Banku MILLENNIUM S.A., own blank bill, cession of receivables
um S.A. **	Warszawa branch Wloclawek	30 000	-	6 002	-	WIBOR + margin	30.01.2004	mortgage on real estate, authorisation to a current bank account in Banku MILLENNIUM S.A., own blank bill, cession of receivables
um S.A. **	Warszawa branch Wloclawek	117	-	16	-	WIBOR + margin	27.05.2004	blank bill, authorisation to a current bank account, pledge on chromatograph
rki Zywnosciowej S.A. **	Warszawa branch Gryfice	360	-	53	-	preferential rate	31.03.2004	guarantee of individual, cession of property rights to live stock and machines, blocked deposit
rki Zywnosciowej S.A. **	Warszawa branch Gryfice	298	-	200	-	preferential rate	12.12.2004	guarantee of Ship-Service S.A., cession of property rights to machines
rki Zywnosciowej S.A. **	Warszawa branch Plock	5 618	-	1 872	-	WIBOR + margin	30.12.2004	bill of exchange, cession of fixed assets, transfer of receivables from agreements with PKN ORLEN
rki Zywnosciowej S.A. **	Warszawa branch Plock	6 000	-	750	-	WIBOR + margin	30.12.2004	cession of fixed assets, transfer of receivables from agreements with PKN ORLEN
ANK S.A. **	Warszawa branch Szczecin	2 000	-	509	-	WIBOR + margin	30.09.2004	marine mortgage on m/t Romanka with cession of rights from insurance agreement, transfer of inventory with cession of rights from insurance agreement; authorisation to current bank accounts
ki S.A. **	Warszawa branch Krosno	29 689	-	6 149	-	WIBOR + margin	31.10.2004	mortgage on real estate (value of PLN 29.7m., with Hydrorafination Complex), cession of property rights to movables
ki S.A. **	Warszawa	1 445	-	1 445	-	WIBOR + margin	30.06.2004	own blank bill
Srodowiska S.A. **	Warszawa branch Rzeszow	6 800	-	705	-	preferential rate	10.07.2004	guarantee of Bank PKO S.A.
**	Warszawa branch Krosno	25 000	-	3 500	-	WIBOR + margin	30.12.2004	authorisation to a current account; cession of equipment with cession of rights from insurance agreement; 3 own blank bills with declaration, mortgage with cession of rights from insurance agreement
undusz Ochrony Srodowiska i Gospodarki Wodnej **	Warszawa branch Torun	225	-	45	-	preferential rate	15.12.2004	bank guarantee
undusz Ochrony Srodowiska i Gospodarki Wodnej **	Warszawa branch Torun	1 500	-	503	-	preferential rate	15.01.2004	authorisation to current bank account in Bank MILLENIUM S.A., own blank bill, bank guarantee in Bank MILLENIUM S.A.
dusz Ochrony Srodowiska i Gospodarki Wodnej **	Warszawa	2 341	-	400	-	preferential rate	31.03.2004	bank guarantee, blank bill of exchange
dusz Ochrony Srodowiska i Gospodarki Wodnej **	Warszawa	50 000	-	10 000	-	preferential rate	20.12.2004	guarantee of PKN ORLEN S.A., voluntary submission to infusement in a form of a notarial deed
dusz Ochrony Srodowiska i Gospodarki Wodnej **	Warszawa	6 000	-	680	-	preferential rate	30.03.2004	blank bill of exchange with "no protest" clause in a form of a notarial deed

ANS AND BORROWINGS

Name with indication of legal form	Location	Amount of loan according to contract		Amount of loan to be repaid		Interest rate	Repayment date	Collateral
		PLN thousand	currency thousand	PLN thousand	currency thousand			
*	Warszawa branch Wroclaw	100	-	44	-	WIBOR + margin	27.06.2004	cession agreement, own bill of exchange
ERNATIONAL PLC **	London	88 482	21 458 EUR	19 072	3 978 EUR	EURIBOR + margin	08.04.2004	NCM guarantee
an/ING as Agent *	London	2 397 300	500 000 EUR	1 463	310 EUR	EURIBOR + margin	30.03.2004	voluntary submission to infusement
				624	167 USD	LIBOR + margin	15.03.2004	
Bank Handlowy w Warszawie S.A. **	Warszawa	103 712	96 640 PLN 2 200 EUR	19 232	-	WIBOR + margin	07.06.2004	mortgage
sbank **	Hamburg	-	95 EUR	45	9 EUR	fixed rate	31.12.2004	mortgage
sbank **	Hamburg	-	383 EUR	187	40 EUR	fixed rate	31.12.2004	mortgage
sbank **	Hamburg	-	61 EUR	29	6 EUR	fixed rate	31.12.2004	mortgage
sbank **	Hamburg	-	562 EUR	265	56 EUR	fixed rate	31.12.2004	mortgage
sbank **	Hamburg	-	920 EUR	375	79 EUR	fixed rate	31.12.2004	mortgage
sbank **	Hamburg	-	5 113 EUR	2 010	426 EUR	fixed rate	31.12.2004	cash
sbank **	Hamburg	-	5 113 EUR	2 010	426 EUR	fixed rate	31.12.2004	cash
sbank **	Hamburg	-	1 023 EUR	402	85 EUR	fixed rate	31.12.2004	mortgage
sbank **	Hamburg	-	5 113 EUR	2 010	426 EUR	fixed rate	31.12.2004	cash
sbank **	Hamburg	-	5 113 EUR	2 010	426 EUR	fixed rate	31.12.2004	cash
sbank **	Hamburg	-	5 113 EUR	2 010	426 EUR	fixed rate	31.12.2004	cash
sbank **	Hamburg	-	5 113 EUR	2 010	426 EUR	fixed rate	31.12.2004	cash
mburg **	Hamburg	-	1 023 EUR	393	83 EUR	fixed rate	31.12.2004	mortgage
lamburg **	Hamburg	-	971 EUR	382	81 EUR	fixed rate	31.12.2004	mortgage
lamburg **	Hamburg	-	522 EUR	199	42 EUR	fixed rate	31.12.2004	mortgage
nburg **	Hamburg	-	1 094 EUR	415	88 EUR	fixed rate	31.12.2004	mortgage
nburg **	Hamburg	-	1 278 EUR	573	121 EUR	fixed rate	31.12.2004	mortgage
nburg **	Hamburg	-	153 EUR	7	2 EUR	fixed rate	31.12.2004	mortgage
nburg **	Hamburg	-	818 EUR	310	66 EUR	fixed rate	31.12.2004	mortgage
nburg **	Hamburg	-	818 EUR	671	142 EUR	fixed rate	31.12.2004	mortgage
nburg **	Hamburg	-	5 113 EUR	2 010	426 EUR	fixed rate	31.12.2004	mortgage
iorn **	Elmshorn	-	358 EUR	151	32 EUR	fixed rate	31.12.2004	mortgage
iorn **	Elmshorn	-	409 EUR	193	41 EUR	fixed rate	31.12.2004	mortgage
iorn **	Elmshorn	-	716 EUR	281	60 EUR	fixed rate	31.12.2004	mortgage
iorn **	Elmshorn	-	511 EUR	201	43 EUR	fixed rate	31.12.2004	mortgage
iorn **	Elmshorn	-	920 EUR	362	77 EUR	fixed rate	31.12.2004	mortgage
iorn **	Elmshorn	-	307 EUR	142	30 EUR	fixed rate	31.12.2004	mortgage

LOANS AND BORROWINGS

Name with indication of legal form	Location	Amount of loan according to contract		Amount of loan to be repaid		Interest rate	Repayment date	Collateral
		PLN thousand	currency thousand	PLN thousand	currency thousand			
lmshorn **	Elmshorn	-	256 EUR	101	21 EUR	fixed rate	31.12.2004	mortgage
nshorn **	Elmshorn	-	920 EUR	836	177 EUR	fixed rate	31.12.2004	mortgage
nshorn **	Elmshorn	-	3 681 EUR	3 349	710 EUR	fixed rate	31.12.2004	mortgage
nshorn **	Elmshorn	-	1 943 EUR	1 034	219 EUR	fixed rate	31.12.2004	mortgage
nshorn **	Elmshorn	-	1 012 EUR	623	132 EUR	fixed rate	31.12.2004	mortgage
nshorn **	Elmshorn	-	345 EUR	212	45 EUR	fixed rate	31.12.2004	mortgage
nshorn **	Elmshorn	-	614 EUR	413	88 EUR	fixed rate	31.12.2004	mortgage
nshorn **	Elmshorn	-	1 150 EUR	649	138 EUR	fixed rate	31.12.2004	mortgage
nshorn **	Elmshorn	-	1 176 EUR	517	109 EUR	fixed rate	31.12.2004	mortgage
S.-H. **	Kiel	-	1 012 EUR	597	127 EUR	fixed rate	31.12.2004	mortgage
S.-H. **	Kiel	-	345 EUR	203	43 EUR	fixed rate	31.12.2004	mortgage
e Industriebank AG **	Hamburg	-	511 EUR	205	44 EUR	fixed rate	31.12.2004	mortgage
		-	-	**136 081**	-			
II		-	-	**1 117 927**	-			

"Interest rates" are presented in Note 22D
rred by the Dominant Company
urred by subsidiaries

(in PLN thousand)

Note 23D

SHORT-TERM LIABILITIES FROM THE ISSUE OF DEBT SECURITIES

Securities by kind	Nominal value	Interest rate	Date of repurchase	Guaranties/collateral	Additional rights
BONDS	36 660	5,73%	2004-02-26	Collateral based on Bonds Act (dated 29 June 1995, Journal of Law No. 83, p.420)	No additional rights
BONDS	40 820	5,60%	2004-03-19	Collateral based on Bonds Act (dated 29 June 1995, Journal of Law No. 83, p.420)	No additional rights
Total nominal value	**77 480**				
Value of unamortised cost of discount	**(877)**				
Balance sheet value	**76 603**				

(in PLN thousand)

Note 24A

MOVEMENTS IN NEGATIVE GOODWILL	31 December 2003	31 December 2002
a) balance at the beginning of period	534	843
b) increases	-	-
c) decreases	(169)	(309)
Negative goodwill at the end of period	365	534

Note 24B

OTHER ACCRUALS AND DEFERRED INCOME	31 December 2003	31 December 2002
a) accruals, including:	122 426	72 408
- long term (including)	598	1 540
- holiday pay accrual	-	-
- other	598	1 540
- short term (including)	121 828	70 868
- holiday pay accrual	22 979	16 767
- cost of awards in VITAY program	47 945	44 421
- costs of not invoiced services	7 909	413
- environmental pollution	4 855	4 241
- other	38 140	5 026
b) deferred income	13 879	16 004
- long term	8 448	9 407
- subventions received	380	543
- other	8 068	8 864
- short term	5 431	6 597
- subventions received	1 361	1 535
- other	4 070	5 062
Total other accruals and deferred income at the end of period	136 305	88 412

MOVEMENTS IN OTHER ACCRUALS AND DEFERRED INCOME	31 December 2003	31 December 2002
a) accruals at the beginning of period	72 408	52 340
b) increases	75 124	44 331
c) decreases	(25 106)	(24 263)
d) accruals at the end of period	122 426	72 408
e) deferred income at the beginning of period	16 004	9 223
f) increases	9 649	18 564
g) decreases	(11 774)	(11 783)
h) deferred income at the end of period	13 879	16 004
Total other accruals and deferred income at the end of period	136 305	88 412

Note 25

	31 December 2003	31 December 2002
Net book value (A)	9 129 889	7 927 014
Number of shares (B)	427 709 061	420 177 137
Net book value per share (in zloty) (A/B)	21,35	18,87
Expected number of shares (C)	-	-
Diluted net book value per share (in zloty) (A/C)	-	-

Method of calculation of net book value and diluted net book value is presented in Note 43 in the description notes.

(in PLN thousand)

EXPLANATORY NOTES TO THE OFF-BALANCE SHEET ITEMS

Note 26A

	31 December 2003	31 December 2002
Off-balance sheet receivables from subordinated companies		
a) guaranties and sureties received, including:	-	-
b) other	-	-
Total off-balance sheet liabilities to subordinated companies	-	-

Note 26B

	31 December 2003	31 December 2002
Off-balance sheet liabilities to subordinated companies		
a) guaranties and sureties granted, including:	106 747	681
- to subordinated companies	106 747	681
- for dominant company	-	-
b) other, including:	-	-
- to subordinated companies	-	-
- for dominant company	-	-
Total off-balance sheet liabilities to subordinated companies	106 747	681

(in PLN thousand)

NOTES TO THE CONSOLIDATED INCOME STATEMENT

Note 27A

NET SALES OF OWN PRODUCTS (TYPE OF SALES)	31 December 2003	31 December 2002
- to subordinated companies	675 267	543 649
a. sales of products	24 965 819	23 755 379
b. sales of services	279 708	272 250
c. sales of products - other	201 841	150 856
Total net sales of products	25 447 368	24 178 485

Note 27B

NET SALES OF OWN PRODUCTS (BY TERRITORY)	31 December 2003	31 December 2002
a) domestic sales, including:	24 069 187	22 820 548
- to subordinated companies	675 267	540 825
b) export sales, including:	1 378 181	1 357 937
- to subordinated companies	-	2 824
Total net sales of products	25 447 368	24 178 485

Note 28A

NET SALES OF GOODS FOR RESALE AND MATERIALS (TYPE OF SALES)	31 December 2003	31 December 2002
- to subordinated companies	219 546	48 340
a. sales of goods	7 760 828	1 355 740
b. sales of materials	39 379	707 097
c. other sales	473 359	87 057
Total net sales of goods for resale and materials	8 273 566	2 149 894

Note 28B

NET SALES OF GOODS FOR RESALE AND MATERIALS (BY TERRITORY)	31 December 2003	31 December 2002
a) domestic sales*, including:	8 072 461	1 745 019
- to subordinated companies	219 546	43 202
b) export sales, including:	201 105	404 875
- to subordinated companies	-	5 138
Total net sales of goods forresale and materials	8 273 566	2 149 894

* including sales in Germany in amount of PLN 6,249,504 thousand

Segment sales income is presented in note 45, "Reporting according to branch and geographical segments"

Note 29

COSTS (BY COSTS TYPE)	31 December 2003	31 December 2002
a) depreciation	1 108 604	1 063 168
b) usage of materials and energy	11 004 723	10 331 597
c) external services	1 789 336	1 540 189
d) taxes	9 465 129	9 695 554
e) wages and salaries	863 023	821 118
f) social insurance and other charges	187 605	194 739
g) other costs	271 845	262 599
Total costs	24 690 265	23 908 964
Changes in the position of stocks and accruals	293 971	(173 601)
Cost of products and services for own use (negative value)	(100 668)	(64 445)
Sales and distribution costs (negative value)	(11 567 435)	(11 213 482)
General and administration expenses (negative value)	(929 665)	(891 543)
Cost of sales	12 386 468	11 565 893

(in PLN thousand)

Note 30

OTHER OPERATING INCOME	31 December 2003	31 December 2002
a) releases of provisions	27 467	34 110
- environmental provision	12 627	28 080
- provision for business risk	7 107	1 706
- other	7 733	4 324
b) reversal of impairment write-offs of assets	91 729	65 323
- impairment of receivables	56 952	55 716
- impairment of tangible assets	5 469	6 311
- other	29 308	3 296
c) other, including:	243 022	77 937
- income from recovery of current assets	802	5 481
- valuation of finished goods	2 373	3 632
- income from perpetual leasehold	37 134	4 429
- fines received	12 802	23 799
- stocktaking discrepancies	6 880	2 966
- income on court costs recovered	1 405	5 023
- surplus of value of shares received over net value of net assets contributed	10 005	8 453
- difference in contribution in kind	118 905	-
- other	52 716	24 154
Total other operating income	362 218	177 370

Note 31

OTHER OPERATING COSTS	31 December 2003	31 December 2002
a) setting-up provisions for:	72 930	41 191
- environmental provision	50 681	6 194
- provision for business risk	1 167	16 193
- other	21 082	18 804
b) impairment charges of assets, including:	76 929	132 475
- impairment of tangible assets	76 278	127 481
- other	651	4 994
c) other, including:	134 712	73 909
- surplus of net value of net assets contributed over the value of shares received	179	13 037
- write down of overdue accounts receivable	33 969	8 410
- donations	6 390	4 817
- stock count differences	5 220	3 049
- fines paid	4 536	2 678
- court costs	2 460	3 142
- costs and loses due to administration of goods for resale and materials	6 213	6 980
- utilization of production waste	-	12 496
- costs and losses of demages removal	10 734	7 705
- VAT due not deductable	8 623	-
- costs of Fiscal Authorities Control concerning VAT	11 000	-
- restructering fee	5 758	-
- costs of retirement program	9 144	-
- other	30 486	11 595
Total other operating costs	284 571	247 575

(in PLN thousand)

Note 32A

DIVIDENDS RECEIVED AND SHARES IN PROFITS	31 December 2003	31 December 2002
a) from related entities, including:	2 219	113
- from subsidiary companies	1 976	47
- from joint-ventures	-	-
- from associated companies	243	66
- from significant investor	-	-
- from dominant company	-	-
b) from other entities	46 509	3
Total dividends received and share in profits	**48 728**	**116**

Note 32B

INTEREST INCOME	31 December 2003	31 December 2002
a) from loans granted	11 539	16 641
from related entities	-	230
- from subsidiary companies	-	230
from other entities	11 539	16 411
b) other interest income	50 448	54 356
from related entities	2 209	746
- from subsidiary companies	-	660
- from joint-ventures	-	-
- from associated companies	2 209	86
- from significant investor	-	-
- from dominant company	-	-
from other entities	48 239	53 610
Total interest income	**61 987**	**70 997**

INTEREST INCOME	31 December 2003	31 December 2002
a) from loans granted and debt securities purchased	11 539	18 965
- received	11 456	15 039
- not received	83	3 926
b) other interest	50 448	52 032
- received	16 208	12 458
- not received	34 240	39 574
Total interest income	**61 987**	**70 997**

Note 32C

OTHER FINANCIAL INCOME	31 December 2003	31 December 2002
a) foreign exchange gains	80 760	41 012
- realized	79 031	12 041
- unrealized	1 729	28 971
b) release of provisions (by categories)	25 649	28 578
- for interest from receivables	25 649	28 474
- other	-	104
c) other	25 501	31 520
Total other financial income	**131 910**	**101 110**

Note 33A

INTEREST EXPENSES	31 December 2003	31 December 2002
a) from credits, loans and securities issued	144 210	186 654
- to related entities, including:	1 024	1 195
- to subsidiary companies	884	482
- to associated companies	140	713
- to other entities	143 186	185 459
b) other interest	10 753	6 875
- to related entities, including:	-	-
- to subsidiary companies	-	-
- to joint-ventures	-	-
- to associated companies	-	-
- to significant investor	-	-
- to dominant company	-	-
- to other entities	10 753	6 875
Total interest expenses	**154 963**	**193 529**

(in PLN thousand)

	31 December 2003	31 December 2002
INTEREST EXPENSES		
a) from credits, loans and securities issued	144 210	186 654
- paid	141 090	179 932
- not paid	3 120	6 722
b) other interest	10 753	6 875
- paid	6 323	3 974
- not paid	4 430	2 901
Total interest expense	154 963	193 529

Note 33B

OTHER FINANCIAL EXPENSES		
a) foreign exchange loses	136 853	21 786
- realized	6 927	17 735
- unrealized	129 926	4 051
b) release of provisions (by categories)	31 218	37 307
- interest from receivables	31 218	36 378
- other	-	929
c) other financial expenses, including:	47 270	5 913
Total other financial expenses	215 341	65 006

Note 34

PROFIT (LOSS) FROM SALE OF SHARES IN SUBORDINATED ENTITIES		
a) profit from sale of shares	243	-
- in subsidiary entities	243	-
b) loss from sale of shares	-	(1 455)
- in subsidiary entities	-	(1 455)
Total profit (loss) from sale of shares in subordinated entities	243	(1 455)

Note 35

EXTRAORDINARY GAINS		
a) accidental	453	6 236
b) other	520	11
Total extraordinary gains	973	6 247

Note 36

EXTRAORDINARY LOSSES		
a) accidental	465	6 812
b) other	72	-
Total extraordinary losses	537	6 812

Note 37A

CORPORATE INCOME TAX - CURRENT		
1. Gross profit	1 242 087	772 432
2. Consolidation adjustments	(10 636)	(59 723)
3. Differences between gross profit (loss) and taxable income, including:	17 210	71 751
a) permanent differences between gross profit (loss) and taxable income	(123 361)	68 830
b) temporary differences between gross profit and taxable income	133 518	12 862
c) other differences between gross profit and taxable income	7 053	(9 941)
4. Taxable income	1 248 661	784 460
5.Tax according to tax rate for the year	378 952	227 099
6. Tax allowances and increases	40	(520)
7. Current income tax as declared in the CIT declaration, including:	378 992	226 579
- as presented in the profit and loss account	379 023	226 610
- relating to decreases or increases of equity	(31)	(31)
- relating to decreases or increases of goodwill or negative goodwill	-	-

(in PLN thousand)

Note 37B

DEFERRED CORPORATE INCOME TAX, AS IN PROFIT AND LOSS ACCOUNT	31 December 2003	31 December 2002
- decrease (increase) relating to temporary differences and reversals of temporary differences	(62 654)	(4 493)
- decrease (increase) relating to changes in tax rates	(67 293)	52 432
- decrease (increase) relating to previously unrecognised tax losses, tax allowances or temporary differences from the previous period	(91)	3 655
- decrease (increase) relating to write-off of deferred tax asset or inability to realise deferred tax liability	1 993	(2 226)
- other	-	-
Total deferred corporate income tax	(128 045)	49 368

	Dominant Company	Anwil S.A.	Rafineria Trzebinia S.A.	Rafineria Nafty Jedlicze S.A.	Other entities	Total
2002						
current tax	177 234	3 830	20 939	563	24 044	226 610
deferred tax	56 797	5 358	(3 801)	3 290	(12 276)	49 368
Total	234 031	9 188	17 138	3 853	11 768	275 978
2003						
current tax	306 467	19 212	27 723	156	25 465	379 023
deferred tax	(105 491)	(2 524)	1 054	-	(21 084)	(128 045)
Total	200 976	16 688	28 777	156	4 381	250 978

Note 37C

TOTAL AMOUNT OF DEFERRED TAX		
-recorded in equity	939	467
-recorded in goodwill or negative goodwill	-	-

Note 37D

INCOME TAX RECORDED IN PROFIT AND LOSS ACCOUNT, RELATING TO:		
-abandoned activity	-	-
-result of extraordinary items	-	-

Note 38

OTHER OBLIGATORY CHARGES	-	-
Total other obligatory charges	-	-

Note 39

NET PROFIT (LOSS)		
a) net profit (loss) of the dominant company	933 781	382 270
b) net profit (loss) of subordinated companies	168 193	88 674
c) net profit (loss) of joint-venture companies	22 000	-
d) net profit (loss) of associated companies	56 231	10 499
e) consolidation adjustments	(166 556)	(2 108)
Net profit (loss)	1 013 649	479 335

The proposed distribution of profit of the Company for the year 2003 and distribution of profit of the Company and subordinated and associated consolidated entities for the year ended 31 December 2002 is presented in Note 42 in the explanatory notes.

Note 40

NET PROFIT PER SHARE CALCULATION		
Net profit (annualised)	1 013 649	479 335
Weighted average number of ordinary shares	420 804 797	420 177 137
Earnings per ordinary share (in PLN)	2,41	1,14
Weighted average of expected number of ordinary shares	-	-
Diluted earnings per ordinary share (in PLN)	-	-

The method of calculation of profit and diluted profit per ordinary share is described in Note 41 in the explanatory notes.

(in PLN thousand)

Note 41. Method of calculation of earnings and diluted earnings per ordinary share for the year ended 31 December 2003 and 31 December 2002

		2003	2002
Net profit for year (in PLN)	(A)	1,013,649,101.04	479,335,282.46
Weighted average number of ordinary shares	(B)	420,804,797	420,177,137
Earnings per ordinary share (in PLN)	(A/B)	2.41	1.14
Weighted average expected number of ordinary shares	(C)	-	-
Diluted earnings per ordinary share (in PLN)	(A/C)	-	-

The Group calculated earnings and diluted earnings per ordinary share according to IFRS.

Note 42. Suggested distribution of profit for 2003 and undistributed profit from previous years and distribution of profit for 2002 (in PLN)

a) Suggested distribution of profit for 2003 and undistributed profit from previous years and distribution of profit for 2002

Suggested distribution of profit and undistributed profit from previous years	
Dividend (PLN 0.44 per share)	188,191,986.84
Reserve capital	741,588,795.35
Charge to the Company's Social Fund	4,000,000.00
Total	933,780,782.19

In accordance with resolution of General Meeting of Shareholders profit for year 2002 was distributed in the following way

Dividend (PLN 0.14 per share)	58,824,799.18
Reserve capital	319,445,025.93
Charge the to Company's Social Fund	4,000,000.00
Total	382,269,825.11

(in PLN thousand)

Distribution of profit for the year 2002 of consolidated associates and subsidiaries and associates accounted for under equity method during the period ended 31 December 2003

	ORLEN KolTrans Sp. z o.o.	Petrocentrum Sp. z o.o.	Orlen Gaz Plock Sp. z o.o.	ORLEN Medica Sp. z o.o.	ORLEN Budonaft Sp. z o.o.	Orlen Polimer Sp. z o.o.	Orlen Powiernik Sp. z o.o.	Orlen Transport Szczecin Sp. z o.o.	Orlen Transport Krakow Sp. z o.o.	ORLEN Transport Plock Sp. z o.o.	Orlen Transport Lublin Sp. z o.o.
tribution of profit / cover of ;es											
vards for employees	-	-	-	-	-	-	-	-	-	-	-
ial Security Office (ZUS) and sion Fund	-	-	-	-	-	-	-	-	-	-	-
ital reserve (write-off/cover of es)	17	-	1,643	116	(638)	-	26	230	(186)	373	219
idends	613	134	-	-	-	809	-	77	-	-	-
npany's Social Fund (ZFSS)	-	-	-	-	-	-	-	-	-	-	-
ustment of capital reserve write-	-	-	-	-	-	-	-	-	-	-	-
vious year loss cover	-	-	-	-	-	-	-	-	-	-	-
listributed profit	-	-	-	-	(4,899)	-	-	-	(945)	-	-
er	-	-	-	-	-	-	-	-	-	-	-
al profit (loss) for the year 2002	630	134	1,643	116	(5,537)	809	26	307	(1,131)	373	219

(in PLN thousand)

Distribution of profit for the year 2002 of consolidated associates and subsidiaries and associates accounted for under equity method during the period ended 31 December 2003 (continued)

	Orlen Transport Nowa Sol Sp. z o.o.	Zaklad Budowy Aparatury Sp. z o.o.	Orlen Transport Poznan Sp. z o.o.	Orlen Transport Slupsk Sp. z o.o.	Orlen Transport Warszawa Sp. z o.o.	Petrotel Sp. z o.o.	Orlen Transport Olsztyn Sp. z o.o.	Petrogaz Lapy Sp. z o.o.	Orlen Transport Kedzierzyn-Kozle Sp. z o.o.	ORLEN Petroprofit Sp. z o.o.	Orlen Wodkan Sp. z o.o.
tribution of profit / cover of es											
vards for employees	-	-	-	-	-	-	-	-	-	-	-
ial Security Office (ZUS) and sion Fund	-	-	-	-	-	-	-	-	-	-	-
ital reserve (write-off/cover of es)	1,977	(1,264)	1,068	225	204	3,813	172	-	516	1,005	-
idends	659	-	355	74	68	-	57	-	172	-	1,155
npany's Social Fund (ZFSS)	-	-	-	-	-	-	-	-	-	-	-
ustment of capital reserve write-	-	-	-	-	-	-	-	-	-	-	-
vious year loss cover	-	-	-	-	-	-	-	-	-	-	-
listributed profit	-	-	-	-	-	-	-	(99)	-	-	-
er	-	-	-	-	-	-	-	-	-	-	-
al profit (loss) for the year 2002	2,636	(1,264)	1,423	299	272	3,813	229	(99)	688	1,005	1,155

(in PLN thousand)

Distribution of profit for the year 2002 of consolidated associates and subsidiaries and associates accounted for under equity method during the period ended 31 December 2003 (continued)

	Rafineria Trzebinia S.A.	Rafineria Nafty Jedlicze S.A.	Anwil S.A.	Inowroclawskie Kopalnie Soli „Solino" S.A.	Orlen Mechanika Sp. z o.o.*	ORLEN Petro-Tank Sp. z o.o.	ORLEN Automatyka Sp. z o.o.	Orlen Petrozachod Sp. z o.o.	ORLEN Petrogaz Wroclaw Sp. z o.o.
tribution of profit / cover of es									
vards for employees	-	-	-	-	-	-	-	-	-
ial Security Office (ZUS) and sion Fund	-	-	-	-	-	-	-	-	-
ital reserve (write-off/cover of es)	47,442	-	18,909	9,223		13,253	3	-	187
idends	-	-	-	-	-	-	1,560	-	200
npany's Social Fund (ZFSS)		-	-	350	-	-	-	-	-
ustment of capital reserve write-	-	-	-	-	-	-	-	-	-
vious year loss cover	-	-	-	-	-	-	-	-	-
listributed profit	-	(28,592)	-	-	1,024	-	-	(2,039)	
er	-	-	-	-	-	-	-	-	-
al profit (loss) for the year 2002	47,442	(28,592)	18,909	9,573	1,024	13,253	1,563	(2,039)	387

(in PLN thousand)

Distribution of profit for the year 2002 of consolidated associates and subsidiaries and associates accounted for under equity method during the period led 31 December 2003 (continued)

	Orlen Remont Sp. z o.o.*	Petrolot Sp. z o.o.	Orlen Eltech Sp. z o.o.*	Orlen Projekt Sp. z o.o.	Orlen EnergoRem Sp. z o.o.*	Orlen Wir Sp. z o.o.	Ship-Service Sp z o.o.	Orlen Morena Sp. z o.o.	Naftoport Sp. z o.o.	Flexpol Sp. z o.o.	Chemiepetrol GmbH
ribution of profit / cover of es											
vards for employees	-	-	-	-	-	-	-	-	-	-	-
ial Security Office (ZUS) and sion Fund	-	-	-	-	-	-	-	-	-	-	-
ital reserve (write-off/cover of es)	1,786	5,281	1,776	28	-	-	1,901	1,403	-	-	-
idends	-	2,000	-	900	-	1,226	-	-	16,913	6,112	561
npany's Social Fund (ZFSS)	-	-	-	-	-	-	-	-	-	-	-
ustment of capital reserve write-	-	-	-	-	-	-	-	-	-	-	-
vious year loss cover	-	-	-	-	-	-	-	-	-	-	-
listributed profit	-	-	-	-	657	-	737	-	-	-	-
er	-	-	-	-	-	-	41	-	-	-	-
al profit (loss) for the year 2002	1,786	7,281	1,776	928	657	1,226	2,679	1,403	16,913	6,112	561

stribution of profit took place after the loss of control by the Group

(in PLN thousand)

Note 43. Method of calculation of net book value and diluted net book value per share as at 31 December 2003 and 31 December 2002.

		2003	2002
Net book value (in PLN)	(A)	9,129,889,784.30	7,927,014,760.71
Number of shares	(B)	427,709,061	420,177,137
Net book value per share (in PLN)	(A/B)	21.35	18.87
Expected number of shares	(C)	-	-
Diluted net book value per share (in PLN)	(A/C)	-	-

The Group calculated net book value and diluted net book value per share according to IFRS.

(in PLN thousand)

NOTES TO CASH FLOW STATEMENT

Information about cash and cash equivalents is presented in Note 10.

Note 44. Classification of the Capital Group activities in cash flow statement

The classification of the Company activities into operating, investing and financing activities is as follows:

- Operating activity includes transactions and events connected with the Capital Group's core activity, not enumerated in financing and investing activities, for example: repayment of liabilities, cash inflow from sales of finished products or goods for resale, income tax payments, collection of receivables from sales;
- Investing activity includes mainly inflows and outflows connected with purchase or sale of fixed assets and with purchase or sale of securities;
- Financing activity includes mainly the securing of equity capital and loan capitals, as well as their repayment and maintenance.

a) The reasons for differences between balance sheet changes of selected balance sheet items and changes presented in cash flow statement

Receivables:	2003
Balance sheet change in net value of long- and short-term receivables net	(623,197)
Change in receivables resulting from financial fixed assets	121,532
Change in receivables resulting from contribution in kind	(90,187)
Change in the Capital Group	227,300
Other	86,760
Change in receivables within cash flow statement	(277,792)

Liabilities:	2003
Balance sheet change in short- and long-term liabilities	935,104
Change in short- and long-term loans and borrowings	(729,509)
Change in investment liabilities	6,638
Change resulting from issued securities	263,107
Change in the Capital Group	(709,533)
Distribution of profit for 2002 to Social Fund	(4,350)
Other	76,460
Change in short and long-term liabilities within cash flow statement	(162,083)

Stock:	2003
Balance sheet change in stock	(190,186)
Change in the Capital Group	52,878
Stock contributed in kind	(34,052)
Other	8,869
Change in balance of stock within cash flow statement	(162,491)

(in PLN thousand)

Accruals and prepayments:	2003
Balance sheet change in accruals and prepayments	136,541
Change in Capital Group	(8,880)
Deferred costs - loan commission	10,066
Other	1,047
Change in accruals and prepayments within cash flow statement	138,774

Provisions:	2003
Balance sheet change in provisions	(43,972)
Change in Capital Group	(16,740)
Provisions contributed in kind	4,114
Adjustments of deferred tax concerning fixed assets valuation to fair value	(50,677)
Other	4,344
Change in provisions within cash flow statement	(102,931)

b) Other captions in consolidated cash flow statement

In a cash flow statement for the year 2003:

- As an item A.II.12 in operating activities is presented an amount of PLN (94,099) thousand. This amount includes:

Difference on contribution in kind to Basell ORLEN POLYOLEFINS Sp. z o.o.	(112,816)
Other	18,717
Total	(94,099)

- As item B.I.4 in investing activities is presented an amount of PLN 203,020 thousand. This amount includes:

Inflows from bonds convertible to shares	153,208
Inflows from investment funds shares	34,501
Other	15,311
Total	203,020

- As item B.II.5 in investing activities is presented an amount of PLN (135,003) thousand. This amount includes:

Premium on swap transactions	(85,000)
Outflows for investments funds shares	(44,762)
Other	(5,241)
Total	(135,003)

(in PLN thousand)

c) Changes introduced to the financial statements for the year 2002 according to Polish Accounting Standard no. 1 – "Cash flow statement"

Description of cash flow statement's captions	Financial data disclosed in financial statements for the year 2002	Comparative financial data for the year 2002 disclosed in financial statements for the year 2003	Difference
A.II.4. Foreign exchange gains/losses	(17,650)	(17,489)	161
A.II.6. Result on investment activity	(80,429)	(73,443)	6,986
A.II.12. Other adjustments	10,545	3,559	(6,986)
A.III. Cash flows from operating activities	1,359,514	1,359,675	161
B.II.1 Purchase of intangible and tangible fixed assets	(918,564)	(994,397)	(75,833)
B.II.5 Other investment expenses	(88,426)	(12,593)	75,833
D. Total net change in cash and cash equivalents	(25,195)	(25,034)	161
G. Cash and cash equivalents at the end of the period	178,190	178,351	161

According to the requirements imposed by above mentioned Standard, the Group changed among others the presentation of fixed assets impairment write downs, prepayments for fixed assets, foreign exchange differences on valuation of cash in foreign currencies.

ADDITIONAL EXPLANATORY NOTES CONCERNING REPORTING BY BUSINESS AND GEOGRAPHICAL SEGMENTS

Note 45. Selected financial data by the Capital Group's segments of operations

Business segments

The operations of the Capital Group are divided into two main segments: Refinery Segment and Chemical Segment.

- The Refinery Segment comprises crude oil processing as well as wholesale and retail trade in refinery products industry, primarily fuels,
- The Chemical Segment encompasses production and sales of petrochemicals by PKN ORLEN, fertilisers as well as PVC by Anwil S.A. and share in result of joint venture BOP.

To other operations belong among others: transport, service and maintenance, building and auxiliary activity, conducted by the remaining companies of the Capital Group.
Segment profits and assets were established before eliminations. Internal prices in inter-segment sales are similar to market prices.

(in PLN thousand)

Income, costs and financial result by business segments

Segment:	Refining and Marketing		Chemicals		Other operations		Eliminations		Total	
	for year ended		for year ended		for year ended		for year ended		for year ended	
	31 December 2003	31 December 2002	31 December 2003	31 December 2002	31 December 2003	31 December 2002	31 December 2003	31 December 2002	31 December 2003	31 December 2002
nue										
rnal sales	29,971,350	23,026,520	3,165,168	2,876,930	584,416	424,929	-	-	33,720,934	26,328,379
-segment sales	3,792,787	2,655,088	1,399,295	1,296,353	1,102,746	1,241,573	(6,294,828)	(5,193,014)	-	-
l revenue	33,764,137	25,681,608	4,564,463	4,173,283	1,687,162	1,666,502	(6,294,828)	(5,193,014)	33,720,934	26,328,379
l costs	(32,395,611)	(24,770,616)	(4,283,971)	(4,016,072)	(1,639,427)	(1,622,705)	6,295,637	5,192,577	(32,023,372)	(25,216,816)
r operating income	183,797	161,570	132,708	19,282	41,066	24,705			357,571	205,557
r operating costs	(235,837)	(215,439)	(35,469)	(21,363)	(73,256)	(19,301)			(344,562)	(256,103)
lt										
nent result	1,316,486	857,123	377,731	155,130	15,545	49,201	809	(437)	1,710,571	1,061,017
located corporate income									19,066	2,982
located corporate nses									(425,788)	(305,386)
t from operations									1,303,849	758,613
ncial income									279,237	235,879
ncial costs									(373,797)	(260,687)
on disposal of all or part akes in subsidiaries									243	(1,455)
s profit									1,209,532	732,350
aordinary gains									973	6,247
aordinary losses									(537)	(6,812)

(in PLN thousand)

Income, costs and financial result by business segments

Segment:	Refining and Marketing		Chemicals		Other operations		Eliminations		Total	
	for year ended		for year ended		for year ended		for year ended		for year ended	
	31 December 2003	31 December 2002	31 December 2003	31 December 2002	31 December 2003	31 December 2002	31 December 2003	31 December 2002	31 December 2003	31 December 2002
ite-off of goodwill n consolidation	(4,698)	(443)	-	-	(837)	(1,053)			(5,535)	(1,496)
ite-off of negative odwill from isolidation	12,836	8,721	24,237	31,586	581	1,836			37,654	42,143
fit before taxation									1,242,087	772,432
ome taxes									(250,978)	(275,978)
ner obligatory charges profit									-	-
are in profit of npanies consolidated on iity basis	452	(224)	44,613	2,484	11,166	8,239			56,231	10,499
ofit of minority ireholders									(33,691)	(27,618)
t profit									1,013,649	479,335

(in PLN thousand)

Other information by business segments

	Refining and Marketing for the period		Chemicals for the period		Other operations for the period		Eliminations for the period		Total	
	as at 31 December 2003	as at 31 December 2002	as at 31 December 2003	as at 31 December 2002	as at 31 December 2003	as at 31 December 2002	as at 31 December 2003	as at 31 December 2002	as at 31 December 2003	as at 31 December 2002
tion										
	11,176,616	9,709,701	2,521,232	2,333,111	1,930,401	1,636,649	(100,547)	(96,877)	15,527,702	13,582,584
es in companies consolidated	2,231	1,880	392,399	7,994	61,119	60,144			455,749	70,018
	18,147	22,541	-	-	2,709	3,529			20,856	26,070
porate assets									978,388	1,104,854
dated assets									**16,982,695**	**14,783,526**
ies	2,798,004	2,778,447	366,762	202,941	369,308	350,857	(100,088)	(94,406)	3,433,986	3,237,839
vill	77,512	10,657	223,776	248,013	81	332			301,369	259,002
porate liabilities									3,691,490	2,948,781
dated liabilities									**7,426,845**	**6,445,622**

	Refining and Marketing for the year ended		Chemicals for the year ended		Other operations for the year ended		Total for the year ended	
	31 December 2003	31 December 2002	31 December 2003	31 December 2002	31 December 2003	31 December 2002	31 December 2003	31 December 2002
equipment and intangible assets	692,505	523,619	527,852	176,263	127,867	178,035	1,348,224	877,917
equipment and intangible assets llocated to segments							34,939	27,805
, plant, equipment and intangible ure							**1,383,163**	**905,722**
iation	723,427	674,213	188,670	197,911	161,900	159,315	1,073,997	1,031,439
ets depreciation							34,607	31,729
tion							**1,108,604**	**1,063,168**
nses other than depreciation	148,550	135,790	18,432	15,633	40,498	25,864	207,480	177,287

(in PLN thousand)

ographical segments

e Group operates primarily in Poland and Germany. The table below presents the Group's sales by geographical markets for the year ended 31 December 2003 and 31 December 2002:

Sales revenue by geographical segments

	Refining and Marketing for the year ended		Chemicals for the year ended		Other operations for the year ended		Total for the year ended	
	31 December 2003	31 December 2002	31 December 2003	31 December 2002	31 December 2003	31 December 2002	31 December 2003	31 December 2002
es	22,931,015	22,079,042	2,374,427	2,076,534	566,643	409,991	25,872,085	24,565,567
any	6,269,563	-	-	-	-	-	6,269,563	-
	770,772	947,478	790,741	800,395	17,773	14,939	1,579,286	1,762,812
al sales	**29,971,350**	**23,026,520**	**3,165,168**	**2,876,929**	**584,416**	**424,930**	**33,720,934**	**26,328,379**

ADDITIONAL EXPLANATORY NOTES

Note 46. Financial instruments

a. Derivative transactions – swap transactions

Derivative transactions in Capital Group were concluded by two entities: PKN ORLEN and Anwil S.A.

- in the Dominant Company

The purpose of risk management in the Company is to reduce the changeability of cash flows and financial result using derivatives to hedge the main factors influencing their changeability.

According to „Market risk management policy of PKN ORLEN S.A" reducing the changeability of cash flows related to the statutory activities is the Company's major goal in terms of market risk management. The Company manages the risk to which it is exposed, reduces the changeability of future cash flows and limits the potential economic losses caused by the occurrence of events which might have negative impact on Company's results or endanger the continuity of Company's activities. The policy and strategy of derivatives usage is defined and supervised by the Management Board of the Company.

The purpose of derivative transaction concluded in year 2003 was to decrease the vulnerability of revenues from sale of petrochemicals denominated in EURO. Revenues from the execution of contracts on sale of petrochemicals, although expressed in PLN, are dependent on EURO to PLN exchange rate. To hedge its revenues exposed to foreign currency risk the Company uses currency-interest swap transactions.

Thanks to derivative transactions, whose characteristic of market changes is adversely correlated with changes in revenues from sale of petrochemical products, the Company in the fourth quarter of the year significantly reduced fluctuations of revenues from sale of above mentioned products expressed in PLN.
According to „Market risk management policy of PKN ORLEN S.A." the Company does not conclude speculative transactions.

During the year 2003 the Company did not use hedge accounting in relation to the above mentioned derivatives and as a result the change in their fair value was charged to the income statement.

(in PLN thousand)

rivative transactions – continued

the Dominant Company

Company	Type of transaction	Opening transaction date	Period of transaction	Amount bought forward in PLN)	Interest rate for the amount bought forward*	Exchange rate*
KN ORLEN S.A.	Currency-interest swap depreciated using the straight-line method	08.10.2003	20.10.2003-29.09.2006	224,136.0	2.4%	4.5
KN ORLEN S.A.	Currency-interest swap depreciated using the straight-line method	10.10.2003	20.10.2003-29.09.2006	224,284.5	2.4%	4.5
KN ORLEN S.A.	Currency-interest swap depreciated using the straight-line method	15.10.2003	20.10.2003-29.09.2006	225,720.0	2.4%	4.6
KN ORLEN S.A.	Currency swap depreciated using the straight-line method	17.12.2003	18.12.2003-30.11.2006	814,968.0	0.0%	5.5

terest rates and exchange rates rounded to one decimal

ate of payments of the mount bought forward	Date of payments of the amount sold forward	Amount received by the PKN ORLEN S.A. in 12 months period to 31 December 2003	Amount paid by PKN ORLEN S.A. in 12 months period to 31 December 2003	Total net fair value as at 31 December 2003	Fair value as at 31 December 2002
ast working day of the month	-	3,037.3	-	53,027.7	-

erivative transactions – continued

n the subsidiary

bsidiary Anwil S.A. entered into foreign exchange and interest rate swap in order to hedge the foreign exchange risk arising from foreign currency loan incurred. Data ncerning the following swap as at 31 December 2003 are presented in the table below:

Company	Bank	Type of transaction	Opening transaction date	Closing transaction date	Amount bought forward	Amount sold forward	Interest rate for the amount bought forward	Interest rate for the amount sold forward
Anwil S.A.	Bank Millennium SA	Currency – interest swap	03/01/2003	08/04/2004	11,864,289 EUR	48,509,517 PLN	6M EURIBOR + 0.0%	6M WIBOR + 0.05%

Date of payments of interests on the amount bought forward	Date of payments of interests on the amount sold forward	Amount received by the Anwil Group in 12 month period ended 31 December 2003 (PLN thousand)	Amount paid by the Anwil Group in 12 month period ended 31 December 2003 (PLN thousand)	Fair value at 31 December 2003 (PLN thousand)	Fair value at 31 December 2002 (PLN thousand)
every 6 months from 08/10/2003 to 08/04/2004	every 6 months from 08/10/2003 to 08/04/2004	847	1,820	2,703	-

cording to accepted rules of cash flows hedging the hedge accounting was applied to the above mentioned transaction concluded by Anwil S.A.

(in PLN thousand)

Changes of particular categories of financial assets

es of particular categories of financial assets (except for cash and cash equivalents) and financial liabilities of the Group in the 12 months periods ended 31 December 2003 December 2002 are the following:

Balance sheet value, net	Financial assets held for trading	Financial assets held to maturity	Financial assets available for sale	Loans granted and own receivables	Financial liabilities held for trading
002	15,463	10,969	483,392	104,586	-
	19,103	189,783	119,714	18,524	2,581
;	(10,813)	(158,566)	(101,498)	(17,856)	(112)
er 2002	23,753	42,186	501,608	105,254	2,469
eet items					
investments	-	-	501,608	99,869	-
receivables	-	-	-	3,157	-
investments	23,753	42,186	-	2,228	-
liabilities	-	-	-	-	2,469
	23,753	42,186	501,608	105,254	2,469

of long term financial assets available for sale valued at adjusted purchase price as at 31 December 2002 amounted to PLN 499,024 thousand and included mainly shares and with no active market.

oup presents derivatives of positive fair value as financial assets held for trading, whereas derivatives of negative fair value as financial liabilities held for trading.

(in PLN thousand)

alance sheet value, net	Financial assets held for trading	Financial assets held to maturity	Financial assets available for sale	Loans granted and own receivables	Financial liabilities held for trading
003	23,753	42,186	501,608	105,254	2,469
	150,039	1,066,354	28,914	38,829	29,983
:	(32,248)	(1,093,350)	(19,476)	(122,284)	(5,071)
er 2003	141,544	15,190	511,046	21,799	27,381
eet items					
investments	-	913	511,046	21,571	-
receivables	-	-	-		-
investments	141,544	14,277	-	228	-
iabilities	-	-	-	-	27,381
	141,544	15,190	511,046	21,799	27,381

of long term financial assets available for sale valued at adjusted purchase price as at 31 December 2003 amounted to PLN 510,705 thousand and included mainly shares and with no active market.

lue of financial assets held for trading as at 31 December 2003 included derivatives and embedded derivatives with total value of PLN 89,342 thousand and units in nent funds with value of PLN 52,202 thousand.

(in PLN thousand)

c. **Interest from debt securities, loans granted and own receivables**

For year ended 31 December 2002	realised	Unrealised with maturity				interest total
		to 3 months	3-12 months	above 12 months	total	
Interest from financial assets held for trading	-	-	-	-	-	
Interest from financial assets held to maturity	2,592	97	640	-	737	**3,329**
Interest from financial assets available for sale	-	-	-	-	-	-
Interest from loans granted and own receivables	12,447	32	3,157	-	3,189	**15,636**
Total	**15,039**	**129**	**3,797**	-	**3,926**	**18,965**

For year ended 31 December 2003	realised	Unrealised with maturity				interest total
		to 3 months	3-12 months	above 12 months	total	
Interest from financial assets held for trading	8	-	-	-	-	**8**
Interest from financial assets held to maturity	259	69	11	-	80	**339**
Interest from financial assets available for sale	-	-	-	-	-	-
Interest from loans granted and own receivables	11,189	-	3	-	3	**11,192**
Total	**11,456**	**69**	**14**	-	**83**	**11,539**

(in PLN thousand)

d. Interests from financial liabilities

For year ended 31 December 2002	realised	Unrealised with maturity				interest total
		to 3 months	3-12 months	above 12 months	total	
Interest from financial liabilities held for trading	-	-	-	-	-	-
Interest from other short term financial liabilities	102,928	3,666	366	-	4,032	**106,960**
Interest from long term financial liabilities	77,004	2,245	445	-	2,690	**79,694**
Total	**179,932**	**5,911**	**811**	**-**	**6,722**	**186,654**

For year ended 31 December 2003	realised	Unrealised with maturity				interest total
		to 3 months	3-12 months	above 12 months	total	
Interest from financial liabilities held for trading	-	-	-	-	-	-
Interest from other short term financial liabilities	103,574	384	414	-	798	**104,372**
Interest from long term financial liabilities	37,516	2,322	-	-	2,322	**39,838**
Total	**141,090**	**2,706**	**414**	**-**	**3,120**	**144,210**

(in PLN thousand)

e. Information on interest rate risk

- The Capital Group's liabilities are held until the date of maturity.
- Effective interest rate for financial liabilities is similar to nominal interest rate (the Capital Group is not charged with bank commissions for most of loans and loan margins are at relatively low level).

f. Information on credit rate risk

- According to the Management of the Dominant Company there is no potential risk of not collecting the granted borrowings (refers to loans granted).
- Though 18% of the Dominant Company loans are incurred with one bank, according to the Management Board, there is no significant risk of loans concentration in one bank.
- Banks secure their interests with corresponding records in the loan agreements. In case of significant deterioration of financial situation of the debtor, banks are entitled to demand earlier repayment of the loans.

g. Put/call option of shares/stakes

The Company owns the following put option for shares/stakes:

- **Put option of AW S.A. Holland II BV ("AWSA") shares**

The Dominant Company has a put option of AWSA shares to Kulczyk Holding S.A. at purchase price not lower than carrying value as at 31 December 2003 (according to the agreement selling price of shares will be the purchase price plus interest). Management of the Dominant Company believes that the put option is fully realisable. The option can be exercised not later than in year 2038.

Shares in AWSA are not traded on an active market and their fair value being base for the option valuation cannot be reliably measured in the view of Management Board. Therefore the option has not been valued.

Note 47. Contingent liabilities and risks

a) Guarantees and other contingent liabilities

Type of liability as at 31 December 2003	
Guarantees granted, including:	106,747
- to subsidiaries	5,500
- to associates	21,840
- to joint ventures	71,919*
- to other entities	7,488
Other contingent liabilities, including:	60,409
- collateral for rent agreement	32,874**
- outstanding liabilities cession for bank	15,544
- voluntary submission to infusement	10,871
- claim of individuals	900
- bill for collateral carrier licence	220
Total	**167,156**

* guarantee for BASELL ORLEN POLYOLEFINS Sp. z o.o.;

** liabilities concerning hedging agreement for three rent contracts with „Locum" Sp. z o.o. in Szczucin.

(in PLN thousand)

b) Tax allowance

According to the Decree of Ministry of Finance on Investment Expenditures and article 18a of the Corporate Income Tax Act (binding until 31 December 1999) and article 3.1 of Changes to Corporate Income Tax Act from 20 November 1999 (binding since 1 January 2000), according to which the taxpayer is entitled to decrease the taxable income by investment expenditures and in the subsequent year to decrease it by half of the amount of investment expenditures reducing the tax basis in the previous year (called "tax bonus"). For the 1998-2003 financial years the Companies from the Group benefited from the investment incentives in the following amounts (deductions from taxable income):

PKN Group	Tax allowance	Tax bonus
Year 1998	307,514	175,363
Year 1999	280,045	136,575
Year 2000	206,963	127,986
Year 2001	98,927	43,750
Year 2002	14,234	49,222
Year 2003	-	6,923
	-------	------
Total	907,683	539,819
	=======	======

These allowances and bonuses are conditional. The Corporate Income Tax regulations provide for the loss of entitlement to investment allowances within 3 years from the end of the fiscal year in which the allowance was exercised, if any of the following circumstances arise:

1) the taxpayer has outstanding tax liabilities exceeding 3% of particular taxes due for specific tax years, in relation to taxes constituting the state budget's income and insurance pension premiums; in case of VAT, any outstanding payments may not exceed 3% of VAT due;

2) the taxpayers transfer, in any form, the ownership of items that were subject to income deductions or lowering of tax; this does not concern the transfer of ownership resulting from the change of an entity's legal form or the merger or division of companies, performed on the basis of the Commercial Code's regulations;

3) the legal basis for the treatment of fixed assets used under lease, tenancy agreements or other similar agreements as a component of the taxpayer's property ceases to exist;

4) the taxpayer is put into liquidation or is declared bankrupt;

5) the taxpayer is reimbursed for investment expenses in any form.

Tax authorities may also deny a claim to tax allowances if the taxpayer had been charged with outstanding tax liabilities at the moment in which the tax incentives deductions were recognised.

According to the Act on the amendment of the Corporate Income Tax Act dated 20 November 1998 (Journal of Law no 144, position 931), when evaluating loss of rights to tax allowances made on the basis of article 18a of the Act on Corporate Income Tax (being in force till 31 December 1999) and article 3.1 of the Act on the amendment of the Corporate Income Tax from 20 November 1999, (being in force since 1 January 2000), which was mentioned in point 1 above, it is stipulated that taxpayers do not lose such right to investment allowance if they adjust their tax returns and settle the outstanding payments with penalty interest due within 14 days since receiving the decision of suitable authority.

(in PLN thousand)

c) Excise tax – contingent liability of Rafineria Trzebinia S.A.

On 15 November 2002, based on the act on restructuring of certain budget receivables from enterprises, Rafineria Trzebinia S.A., the Company's subsidiary, applied for the restructuring of budget receivables concerning excise duty and VAT for the period from June to December 1998. On 30 December 2002 fiscal authorities issued a decision on restructuring conditions of payables concerning VAT and excise duty of total value of PLN 35.3m, stating the restructuring charge in the amount of PLN 5.3m. The charge was paid in full in January 2003.
As a result of the audit performed by the Tax Audit Office in Krakow, tax allowance for the months I-XII.1999, I-XII.2000 and I-XII.2001 on VAT concerning production of diesel fuel with component extracted from reprocessed used oil, was questioned. On 22 December 2003 the company received decisions of the Director of Tax Audit Office in Krakow, which stated the additional VAT liability together with penalties in the total amount of PLN 79.8m.
As a result of the above decisions, the Management Board of Rafineria Trzebinia, taking into account a significant interest of the taxpayer and ambiguous regulations regarding the tax allowance on reprocessing of used oil, applied to the Tax Office in Chrzanow for partial remission of the liability. The application received a favourable opinion of the Tax Office Jury in Krakow. On 29 December 2003 Rafineria Trzebinia S.A. paid PLN 11.8m of overdue tax liability covered by the decisions of Tax Audit Office Director. On 31 December 2003 the Head of Tax Office in Chrzanow, after obtaining a positive opinion from Tax Office Jury in Krakow, issued a decision, in which the remaining liability of PLN 68m was remitted.

d) VAT litigation

On 30 June 2003 General Tax Control Council issued to PKN ORLEN four tax decisions related to December 1997 and August - October 1998 VAT, setting tax liability higher by PLN 15,451 thousand tax liability and interest of PLN 19,613 thousand. The decisions were questioned in accordance with Article 26 paragraph 2 of Act on Tax Control dated 28 September 1991.
General Tax Control Council, after reassessment of four issued decisions, cancelled former decisions and on 19 September 2003 ceased the proceeding.

e) Power transfer fee – settlements with Zaklad Energetyczny Plock S.A.

According to the paragraph 36 of the Decree of Ministry of Economy dated 14 December 2000 relating to detailed methods of determination and computation of tariffs and electricity settlement regulations (Journal of Law No. 1 dated 15 January 2001), the power transfer fee calculation method has been changed. According to the paragraph 37 of the Decree a different method of power transfer fee settlement has been allowed. Following the decision of Chairman of Electricity Regulation Office the electricity sale agreement between Zaklad Energetyczny Plock S.A. and PKN ORLEN was signed. The agreement did not determine contentious issues concerning transfer fee for the period from 5 July 2001 to 30 June 2002, as it was regarded as civil case to be settled by an appropriate court. Zaklad Energetyczny Plock S.A. called on PKN ORLEN to compromise agreement, as well as District Court in Warsaw called PKN ORLEN as co-defendant in court case Polskie Sieci Energetyczne against Zaklad Energetyczny Plock S.A. The Company's Management made estimate of the claim and provided for it accordingly.

f) Anti-trust proceedings

In 2003 the Company was subject to two anti-trust proceedings.

In proceeding Office for Protection of Competition and Consumer ("OPCC") issued a decision setting cash penalty. These proceedings concern:

Methods of setting prices for antifreeze liquid to radiators „Petrygo" and prices for monoethylene glycols – the Company appealed to Anti-Trust Court against the negative decision of OPCC setting penalty of PLN 40 million. On 13 August 2001 the Anti-Trust Court annulled fully the decision of OPCC, which blame PKN ORLEN of applying monopolistic practice, annulling at the same time cash penalty, in 2001 due to this fact the provision was fully released. OPCC applied on 4 October 2001 to the Supreme Court to annul the verdict. On 10 July 2003 the Supreme Court annulled the verdict of the Anti-Trust Court dated 13 August 2001 due to administrative deficiencies. In these circumstances the case will be conducted again by District Court in Warsaw

(in PLN thousand)

and Anti-Trust Court. These financial statements do not include provisions relating to the above proceeding as in the opinion of the Company's Management charging the Company with that penalty is not probable.

In 2003 final decision was made concerning mentioned below proceeding. The proceeding concerned:

- Prices of fuels – the Company appealed to Anti-Trust Court against the negative decision of OPCC setting a penalty of PLN 5 million. Anti-Trust Court repealed the decision of OPCC concerning monopolistic practice of PKN ORLEN and therefore the cash penalty was repealed. In 2000 provision of PLN 5 million, set in year 1999, was released. On 21 February 2001 OPCC applied to the Supreme Court to annul the positive verdict for the Company. On 16 May 2003 Supreme Court overruled cessation of OPCC. Decision of Supreme Court is final and cannot be appealed against.

g) Employees compensation plan

On 23 December 2002 an agreement between the Company and trade unions operating within the Company was signed. The goal of this agreement was regulating the situation of employees in case of introducing restructuring actions in PKN ORLEN. The Company guarantees employment for employees until the final stage of restructuring process (the period was not clearly defined). If the obligation is not settled by the Company, dismissed employees will be paid compensation according to the following rules:

- equivalent of 7 month employee's salary if employment contract is terminated until 31 December 2003;
- equivalent of 4 months employee's salary if employment contract is terminated in the period between 31 December 2003 and 31 December 2005;
- equivalent of 3 months employee's salary if employment contract is terminated after 31 December 2005.

These amounts do not comprise compensation regulated by article 8 of act dated 28 December 1989 on detailed principles of dissolving employment contracts for reasons concerning the employer.

h) Claims and court litigations

In accordance with the Agreement signed on 20 December 2002, Tankpol Sp z o.o transferred to PKN ORLEN due to cession, 40% of shares held in ORLEN PetroTank Sp z o.o. in exchange for receivables from Tankpol Sp. z o.o. Final settlement of this transaction should be made after valuation of shares in ORLEN PetroTank Sp. z o.o. On 30 October 2003 a legal case was filed against PKN ORLEN as compensation for PLN 69,898 thousand or return of the ceded shares. On 26 January 2004 Tankpol Sp. z o.o. changed its suit and currently it claims a payment of PLN 36,383 thousand or return of the ceded shares. Together with the claim, Tankpol Sp. z o.o. presented a new valuation of ORLEN PetroTank Sp. z o.o. amounting to PLN 232,147 thousand. On 22 January 2004 Tankpol Sp. z o.o. approached Company with a compromise offer, stating, that the claim will be revoked if PKN ORLEN pays PLN 32,745 thousand. On 18 February 2004 during the first hearing the court suspended the legal proceeding for the period of three months, in order to allow parties to reach a compromise. In the Company's Management view, based on the independent legal opinion obtained, the final outcome of the above claim should not have a material impact on the presented financial results.

i) Polish regulations on taxation

Poland currently has a number of regulations related to value added tax, excise tax, corporate income tax and payroll (social) taxes. Regulations regarding these taxes are often changed which causes their ambiguity and inconsistency. Often, different opinions regarding legal interpretations exist both among governmental organizations, as well between tax authorities and taxpayers, creating uncertainties and conflicts. Tax settlements, together with other legal compliance areas (for example: customs or currency control matters) are subject to review and investigation by a number of authorities, which are reinforced by law to impose severe fines, penalties and interest charges. These facts cause that tax risk in Poland is substantially higher than typical, for countries with better developed tax systems.

There are no formal procedures in Poland to establish the ultimate level of tax charge. Tax settlements may be subject to tax control during the subsequent 5 years, from the end of the tax year where tax payments took place. There is a risk that the tax authorities may have a different opinion from presented by the Company as to the interpretation of the law, what might have a significant impact on the Company's tax liabilities.

(in PLN thousand)

j) Fixed assets located on the land with unsettled legal status

Net book value of fixed assets on land with unsettled legal status as at 31 December 2003 amounts to PLN 24,662 thousand. Those assets are located mainly on fuel stations of former CPN. The necessity to abandon or return the property might have a negative impact on the Capital Group's activity or financial situation

k) Disposal of stake in NOM Sp. z o.o.

The Group showed in the balance sheet receivables resulting from execution of put option for NOM Sp. z o.o. shares amounting to PLN 111.5 million, the matter of realization of this receivable is described in Note 62c.

l) Pledge on BOP shares

Pursuant to the registered share pledge agreement dated 19 December 2003, PKN ORLEN established for the benefit of Kredyt Bank S.A. with seat in Warsaw (acting as the Security Agent) (the " Security Agent") a registered pledge, and as the temporary security until the date of entering the registered pledge into pledge register an ordinary pledge (i.e., a pledge under Article 327 et seq. of the Civil Code), in respect of all the shares held by PKN ORLEN in the share capital of the BOP, that is, 907,398 shares with a nominal value of PLN 500 each, which shares represent 50% of the share capital of the Joint-Venture Company, and entitle the shareholder to exercise 50% of the votes at the Shareholders Meeting of the Joint-Venture Company. The condition for the effective establishment of the registered pledge is the entry of such pledge into the pledge register held by the applicable court. Upon registration of the registered pledge the ordinary pledge shall expiry.

The pledge established pursuant to the share pledge agreement dated 19 December 2003, provides a security for repayment of present and future pecuniary claims of the pledgee under the Hedging Intercreditor Agreement up to the maximum amount of 750,000,000 Euro.

On 23 January 2004 the entry to the pledge register in respect of all the shares of the BOP held by the Company was made.

m) Other risks

On 31 December 2003, as it was presented in Note 18d and 18e of additional information and explanations, the Company disclosed in the balance sheet the environmental provision. The provision assessment was based on independent experts' analyses taking into account present legal rules and practices relating to contaminated land reclamation. Potential future changes to the legal regulations and practices concerning environmental protection may influence the level of the provision in future periods.

Note 48. Amounts due to the State or local government budgets as a result of obtaining the right of ownership to buildings

As at 31 December 2003 there were no significant amounts due to the State or local government budgets as a result of obtaining the right of ownership to buildings.

Note 49. Discontinued operations

During year 2003 the Group did not discontinue any core activity and do not plan to discontinue any significant activities in the following 12 months.

Note 50. Information on cost of construction in progress, fixed assets and development for own needs

Cost of construction in progress and fixed assets constructed by the Company itself during the year 2003 amounted to PLN 8,240 thousand.

(in PLN thousand)

Note 51. Capital expenditures planned and incurred after 31 December 2003

Capital expenditures planned by the Capital Group for the year 2004 amount to PLN 2,053,411 thousand including capital expenditures related to protection of environment amounting to PLN 256,193 thousand. Capital expenditures incurred until the end of February 2004 amounted to PLN 144,985 thousand, including expenditures on protection of environment amounting to PLN 1,469 thousand.

Note 52. Information concerning significant transactions with related parties

a) Transactions with members of the Management and Supervisory Board of the Company, their spouses, siblings, descendants and other relatives

During year 2003 no significant transactions with members of the Management and Supervisory Board of the Company, their spouses, siblings, descendants and other relatives took place.
Additional information are described in Note 57.

(in PLN thousand)

) Transactions of the Dominant Company with related entities in the period between 1 January 2003 and 31 December 2003 and settlements as at 31 December 2003

PKN ORLEN Capital Group

	Consolidated subsidiaries 1)	Consolidated associates 2)	Unconsolidated subsidiaries 1)	Unconsolidated associates 2)	Consolidated Joint Ventures 3)	Total of related entities
Sales	3,876,408	197,587	8,039	41,685	533,071	4,656,790
Purchases	536,177	38,829	91,331	1,589	6,532	674,458
Interest receivable	4,583	10	(29)	16	3	4,583
Interest payable	3,615	140	-	-	-	3,755
Gross short-term receivables	601,271	33,393	1,976	4,236	63,638	704,514
Short-term payables	291,683	22,471	6,281	213	746	321,394
Gross long-term receivables	27,363	-	-	-	-	27,363
Long-term payables	-	-	-	-	-	-

) The Dominant Company uses its vote rights (above 50% of votes) to appoint members of the Supervisory Board and in some cases also members of the Management Board

) The Dominant Company has significant influence through representatives of supervisory bodies

) The Dominant Company has joint control based on company's contract

nformation about share in common stock and number of votes at the meetings of shareholders in subsidiaries and associates is presented in Note 5E.

(in PLN thousand)

Note 53. Unconsolidated joint ventures

During year 2003 the Company did not participate in join ventures, except for a joint venture - Basell Orlen Polyolefins Sp. z o.o. (Note 62a).

Note 54. Information on significant shares and stakes

a) Polkomtel S.A.

As at 31 December 2003 the Company owned 4,019,780 shares of Polkomtel S.A. what accounts for 19.61% share in Polkomtel share capital. Total purchase price amounted to PLN 436,495 thousand.
Polkomtel S.A. activities include:

- designing, installation, exploitation and managing of GSM system on Polish territory in accordance with conditions of license given to the company,
- services connected with GSM cellular telecommunication on Polish territory,
- sales of products and services related to GSM system.

Shares are presented in the balance sheet at purchase price, as they are not quoted on active market and their fair value cannot be reliably measured.

In 2003 the Company recognized revenues from dividends from Polkomtel received in the amount of PLN 47 million.
Additionally, in 2001 PKN ORLEN granted the loan to Polkomtel for financing UMTS expenses amounting to PLN 98,050 thousand. On 17 December 2003 Polkomtel S.A. made earlier repayment of the loan to PKN Orlen. The value of returned loan amounted to PLN 98,050 thousand and PLN 2,133 thousand of interest.

b) AWSA Holland II B.V.

As at 31 December 2003 the Company had 9.22% stake in AWSA Holland II B.V. share capital at total purchase price of PLN 61,400 thousand.

The company's activities include: bearing of shares and managing limited liability company incorporated under Dutch law, granting collaterals for liabilities of third parties and all other activity related to that subject. The company is the dominant company of Autostrada Wielkopolska S.A.

Shares are not listed on active market, and their fair value cannot be reliably measured. Consequently, shares are presented in balance sheet at purchase price. The Company possesses a put option of AWSA shares, presented in Note 46g.

Note 55. Average employment information

Average employment for the specific categories in the Capital Group as well as in consolidated subsidiaries during the years ended 31 December 2003 and 31 December 2002 was as following:

Number of employees	2003	2002
Blue collar workers	8,852	10,012
White collar workers	7,534	7,798
	16,386	17,810

(in PLN thousand)

Note 56. Remuneration of the Dominant Company's Management and Supervisory Boards, including distribution of profits paid out in the period between 1 January 2003 and 31 December 2003

Remuneration of the Dominant Company's Management includes contract remuneration, bonuses, annual bonus and cash equivalents for the unused vacations set by the Supervisory Board in management contracts. Additionally, the Dominant Company pays life insurance for the members of the Management Board.

Remuneration	2003	2002
Management Board of the Dominant Company	12,625	11,052
Supervisory Board of the Dominant Company	856	859
	13,481	11,911

Remuneration in subsidiaries	2003	2002
Management Board	378	338
Supervisory Board	-	-
	378	338

Remuneration in associates	2003	2002
Management Board	40	49
Supervisory Board	-	-
	40	49

Note 57. Information about advances, loans, borrowings and guarantees granted to the Management and Supervisory Board members and other information concerning Management and Supervisory Board members

As at 31 December 2003 the Group companies did not grant any advances, loans, borrowings, guarantees and any other agreements, which result in any operation in favour of the Company and its subsidiaries to the Management and Supervisory Board members and their relatives.
During year 2003 members of the Management Board and Supervisory Board, their spouses, siblings, descendants and other relatives did not made any other significant transactions with the Company.

The Company shares possessed by the Management Board and by the Supervisory Board in 2003:

	Number of shares, options as at 1 January 2003	Acquired	Disposed	Number of shares, options as at 31 December 2003
Management Board*	-	254,493	254,493	-
Supervisory Board	-	-	-	-

* transactions referred to the purchases of convertible bonds within the motivation programme.

(in PLN thousand)

Note 58. Significant events from previous years included in the financial statements for the year 2003

No significant events concerning previous years were included in the financial statements for the year 2003.

Note 59. Events occurring after the balance sheet date

1. On 12 January 2004 PKN ORLEN submitted an indicative offer (the "Offer") for the acquisition of 62.99% of the share capital of UNIPETROL, a.s., a company operating in the Czech oil sector ("UNIPETROL"), and the purchase of the receivables of Česká konsolidační agentura ("ČKA") towards certain entities directly or indirectly owned by UNIPETROL, as well as for the potential purchase of 9.76% of the share capital of SPOLANA, a.s., currently owned by ČKA (collectively the "ČKA Assets"). The Offer represents an early stage in the discussions and is a non-binding document confirming PKN ORLEN's interest in the privatization process of UNIPETROL.

2. On 1 March 2004 Jacek Bartkiewicz was dismissed from the position of Member of the Supervisory Board of the Company by the State Treasury as a result of his resignation. Simultaneously, Grzegorz Mroczkowski was appointed to the Supervisory Board of the Company. Following on 2 April 2004 the State Treasury dismissed from the position of Member of the Supervisory Board of PKN ORLEN S.A., and replaced with Maciej Kruk. On 8 April 2004 Maciej Kruk was dismissed from the position of Member of the Supervisory Board by the Ministry of State Treasury and simultaneously Janusz Zielinski was appointed to the Supervisory Board of the Company.

3. On 8 April 2004 the Extraordinary Shareholders Meeting dismissed Maciej Gierej, Edward Grzywa, Andrzej Kratiuk, Orest Nazaruk from the Supervisory Board, and simultaneously Jacek Walczykowski, Andrzej Wieczorkiewicz, Andrzej Studzinski, Marian Czakanski were appointed to the Supevisory Board.

Note 60. Information about relationship between legal predecessor and the Company as well as about the method of overtaking of assets and liabilities

On 29 June 1993 the Minister for Privatisation representing the State Treasury transformed the State-owned enterprise Mazowieckie Zaklady Rafineryjne i Petrochemiczne "Petrochemia" located in Plock into State-owned joint stock company. The Company's share capital was covered by the enterprise fund and initial fund of state-owned enterprise. Share capital of the Company at the transformation date amounted to PLN 420 million. The remaining part of the funds was reflected as the Company's reserve capital. All shares of the Company were taken by State Treasury. The special funds of the State-owned enterprise were transformed to the specific funds of the Company, though their initial purpose was retained.

Note 61. Hyperinflationary accounting and reporting

The cumulative yearly average inflation rate for the last 3 years for every period covered by the consolidated financial statements did not exceed 100%, therefore financial statements adjusted for inflation are not required.

(in PLN thousand)

Note 62. Unusual events significantly influencing items in financial statements

a) Joint Venture PKN ORLEN – BASELL

On 28 February 2003 PKN ORLEN in exchange for organized part of business (assets and liabilities related to production and sales of polyolefin) contributed in kind acquired 50% shares in BASELL ORLEN POLYOLEFINS Sp. z o.o. (formerly Poliolefiny Polska Sp. z o.o.) located in Plock ("BOP"). The remaining 50% of shares acquired Basell Europe Holding B.V. ("BEH") in exchange for contributed cash. After the increase the share capital of BOP amounts to PLN 907 million.
As a result of the contribution of organised part of business to BOP, the Group recognised profit of PLN 82 million, net of deferred tax. Profit of PLN 112 million was included in other operating income. At the date of transaction the cost of investment in BOP amounts to PLN 342 million.
Since 1 March 2003 the joint venture BOP is accounted for under the equity method in consolidated financial statements. 50% of this company's net profit is adjusted by profits related to 50% of net assets of the company arisen on the transaction of contribution in kind and current mutual transactions.

b) Long-term investments in Germany

On 28 February Company acquired a chain of 494 retail stations in Germany (323 stations under the name BP - Aral and 171 stations under the name Eggert together with shareholdings in Eggert – a company previously acquired by ARAL). The business activity in Germany is realized through 6 subsidiaries directly or indirectly controlled in 100% by PKN ORLEN.

The transaction has been accounted for under the purchase accounting method as presented below:

Purchase price according to the initial agreement	589,162
Adjusted purchase price (as a result of change in working capital caused mainly by an increase of payables)	299,651
Fair value of acquired assets and liabilities, adjusted for liabilities to BP paid by PKN (including PLN 21m of acquired cash)	(370,608)
Negative Goodwill	(70,957)

PKN ORLEN consolidates its activities in Germany, since the purchase date, i.e. since 1 March 2003, under a purchase method consolidation.

c) Sales of stake in NOM Sp. z o. o.

On 20 May 2003, the Management Board of the Company submitted a declaration on the acceptance of the offering resulting from the option to sell all PKN's shares of Niezalezny Operator Miedzystrefowy ("NOM") to Polskie Sieci Energetyczne S.A. ("PSE"). The "put" price equals to PLN 111,5 million and is calculated as a sum of a par value of the shares sold and a cumulated investment premium calculated according to the Agreement dated 8 June 2000 regulating the cooperation between the NOM shareholders.

On 20 October 2003, PSE filed a suit to the Court of Arbitration of the Polish Chamber of Commerce in Warsaw, regarding the determination of the validity of the shares sales agreement.

Up to the date of preparation of these financial statements the legal proceedings in the Court of Arbitration were not commenced.

According to the opinion of the Management Board of the Company, based additionally on independent legal analyses, the Company executed its put option and sold NOM shares to PSE. Consequently, the Company recognised on the transaction profit amounting to PLN 27,5 million (difference between purchase price of the stakes and the sales price resulting from the put option), the receivable of PLN 111,5 million will be realised in full amount.

(in PLN thousand)

Note 63 . D ifferences b etween d ata d isclosed in t he c onsolidated f inancial s tatements a nd p reviously prepared and published consolidated financial statements

Existing differences relates to cash flow statement presentation for the year 2002 according to Polish Accounting Standard No. 1 and were presented in explanatory notes to the cash flow statement - Note 44c.

Changes introduced to the financial statements in comparison to quarterly financial statements for 4Q 2003

	Net profit	Equity
Financial data disclosed in 4 Q 2003 financial statements	1,068,529	9,184,775
1. Net result adjustment of the Dominant Company	(44,415)	(44,415)
2. Net result adjustment of companies from the Group	(10,465)	(10,471)
Financial data disclosed in the financial statements for 2003	1,013,649	9,129,889

The above adjustments did not impact the cash flow from operating activities.

Note 64. Liabilities secured on the consolidated entities assets

As at 31 December 2003 the Capital Group possessed the following liabilities secured on the assets:

Type of collateral as at 31 December 2003	Liabilities secured on assets	Amount of collateral
Mortgage	252,672	332,915
Collaterals on other fixed assets	27,134	130,813
Pledge on goods	25,257	36,597
Cession of receivables	160,045	183,914
Other	89,102	97,533
Total	554,210	781,772

Note 65. Other additional information

a) Procurement procedures

Due to the public information in relation to the Company's purchase transactions, the Supervisory Board has taken actions including requests to audit firms to perform specific test procedures, which were aimed at verifying the above information, including an analysis of the specified procurement transactions. The reports on these procedures has been presented to the Supervisory Board for further analyses. Simultaneously, the Management Board filed notifications to the Public Prosecutor's Office regarding a suspicion of a commitment of crimes connected with:

- disclosure of confidential information, included in auditors' reports,
- violation of the Company's purchase procedures.

The final outcome of the above notifications is not known as at the date of the preparation of these financial statements. However, in the Management's opinion, there are no circumstances indicating that the above mentioned matters may materially impact the true and fair presentation of the accompanying financial statements for 12 month period ended 31 December 2003.

b) Co-operation agreement with MOL Hungarian Oil and Gas Plc.

On 20 November 2003 the Management Board of Polski Koncern Naftowy ORLEN S.A. informed, that PKN ORLEN and MOL Hungarian Oil and Gas Plc. („MOL") signed agreement whereby they agreed intention to initiate the co-operation in the Central and Eastern European oil sector. The parties believe that this co-operation would allow both MOL and ORLEN to benefit from synergies and could create the opportunity to compete more effectively with the major global operators in the sector. The agreement provides for an initial period of exclusive consultation between MOL and ORLEN in respect of potential co-operation. The parties have also agreed to establish working groups to assess the feasibility of further potential co-operative initiatives and to consider the structuring and timing of such initiatives. Despite the fact that the agreement involves non-binding elements, the parties believe it will serve as a useful measure and look forward to productive discussions between the MOL and PKN ORLEN teams.

(in PLN thousand)

Note 66. Mandatory reserves of liquid fuels

Pursuant to the Act on State Reserves and Mandatory Fuel Reserves of 30 May 1996 (Journal of Law no 90. position 404 with further amendments) in 1998 the Company was subject to an obligation to create and maintain mandatory reserves of liquid fuels, which accounted for 2% of the previous year production or import. Starting from year 2002 the level of mandatory reserves is created on the basis of schedule defined by the Decree of Ministry of Economy dated 14 June 2002 (Journal of Law no 84. position 756) as to reach the level of 76 days of production or imports less export of the entity as at the end of 2008 (moreover the Ministry of Economy is responsible for setting of economic fuel reserves: for liquid fuel in quantity equal to 14 fuel consumption days in current year). As at 31 December 2003 the mandatory reserve of inventories in the Group amounted to PLN 1.064.060 thousand.

SIGNATURES OF THE MEMBERS OF THE MANAGEMENT BOARD

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President - Zbigniew Wrobel

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Vice President – Jacek Strzelecki

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Vice President – Slawomir Golonka

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Vice President – Janusz Wisniewski

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Vice President – Andrzej Macenowicz

Plock, 19 April 2004

MANAGEMENT BOARD COMMENTARY ON BUSINESS OPERATIONS OF POLSKI KONCERN NAFTOWY ORLEN CAPITAL GROUP FOR 2003 (DIRECTORS' REPORT)

INTRODUCTION

This report has been prepared in accordance with ordinance of the Council of Ministers dated 16 October 2001 concerning current and periodical information published by issuers of securities (Journal of Law 01.139.1569 with further changes).

I. CHARACTERISTICS AND CHANGES IN STRUCTURE OF PKN ORLEN CAPITAL GROUP

1.1 S TRUCTURE OF CAPITAL GROUP AS OF 31 DECEMBER 2003

Polski Koncern Naftowy ORLEN S.A. (PKN ORLEN S.A., Dominant Company, Concern) as at 31 December 2003 possessed directly shares and stakes in 88 companies, including:

- 51 subsidiary companies (with share in capital above 50%),
- 1 joint venture (with 50% share),
- 5 associate companies (with share in capital between 20% and 50%),
- 31 other companies (with share in capital below 20%).

Capital involvement of PKN ORLEN at the end of 2003 amounted to PLN 2,226,446 and increased by PLN 953,014 thousand in comparison to 2002.

1. **Most important companies in terms of sales and equity:**

- Rafineria Trzebinia S.A. located in Trzebinia (and its capital group),
- Anwil S.A. located in Wloclawek (and its capital group),
- Rafineria Nafty Jedlicze S.A. located in Jedlicze (and its capital group),
- Inowroclawskie Kopalnie Soli „Solino" S.A. located in Inowroclaw,
- Naftoport Sp. z o.o. located in Gdansk,
- ORLEN-Oil Sp. z o.o. located in Krakow (and its capital group),
- Basell Orlen Polyolefins Sp. z o.o. located in Plock (formerly Poliolefiny Polska Sp. z o.o.),
- ORLEN Asfalt Sp. z o.o. located in Plock.

2. Fuel and LPG trading companies:

- ORLEN PetroTank Sp. z o.o. located in Widelka near Kolbuszowa,
- ORLEN PetroProfit Sp. z o.o. located in Niemce near Lublin (with its capital group),
- ORLEN PetroCentrum Sp. z o.o. located in Plock,
- Petrolot Sp. z o.o. located in Warszawa,
- ORLEN PetroZachod Sp. z o.o. located in Poznan,
- ORLEN Morena Sp. z o.o. located in Gdansk,
- Ship-Service S.A. located in Warszawa (with its capital group),
- ORLEN Gaz Sp. z o.o. located in Plock (with its capital group),
- ORLEN Deutschland GmbH located in Hamburg (with its capital group),
- ORLEN Deutschland Immobilien GmbH located in Hamburg (with its capital group).

3. Companies established as a result of restructuring of Dominant Company:

- Zaklad Budowy Aparatury S.A. located in Plock,
- Petrotel Sp. z o.o. located in Plock,
- ORLEN Projekt S.A. located in Plock,
- ORLEN Medica Sp. z o.o. located in Plock (with its capital group),
- ORLEN Polimer Sp. z o.o. located in Plock,
- ORLEN Laboratorium Sp. z o.o. located in Plock.

4. Maintenance companies:

- ORLEN Automatyka Sp. z o.o. located in Plock,
- ORLEN Wir Sp. z o.o. located in Plock.

5. Transportation companies:

- ORLEN Transport Plock Sp. z o.o. located in Plock,
- ORLEN Transport Szczecin Sp. z o.o. located in Szczecin,
- ORLEN Transport Krakow Sp. z o.o. located in Krakow,
- ORLEN Transport Lublin Sp. z o.o. located in Lublin,
- ORLEN Transport Nowa Sol Sp. z o.o. located in Nowa Sol,
- ORLEN Transport Slupsk Sp. z o.o. located in Slupsk,
- ORLEN Transport Olsztyn Sp. z o.o. located in Olsztyn,
- ORLEN Transport Kedzierzyn-Kozle Sp. z o.o. located in Kedzierzyn-Kozle,
- ORLEN KolTrans Sp. z o.o. located in Plock.

6. **Other companies:**

- Chemiepetrol Sp. z o.o. located in Hamburg,
- Flexpol Sp. z o.o. located in Plock,
- ORLEN Powiernik Sp. z o.o. located in Plock,
- ORLEN Budonaft Sp. z o.o. located in Krakow.

Additionally this report includes comments on Polkomtel S.A. (not consolidated) because of its great importance for PKN ORLEN Capital Group.

1.2 CH ANGES IN THE CAPITAL GROUP DURING 2003

To the most important changes in organisational and capital relations in the Capital Group of PKN ORLEN S.A. during 2003 include changes in articles of association of companies as a result of a share capital increase in the following entities:

- On 28 February 2003, German subsidiary of PKN ORLEN (currently operating under the name of Orlen Deutschland Immobilien GmbH, located in Elmshorn) entered into a share transfer agreement with Deutsche BP. According to this agreement the Company bought 15,100 shares of Norddeutsche Tankstellen Aktiengesellschaft, representing 100% of share capital of the acquired company. In addition, the subsidiary purchased from Deutsche BP 107 plots of lands and 156 buildings used for retail sale made previously by BP and ARAL.

  At the same time, another German subsidiary of PKN ORLEN (currently operating under the name of Orlen Deutschland GmbH) acquired from Deutsche BP 1 share of AMF Service GmbH located in Bochum, representing 100% of the share capital of the acquired company. AMF Service GmbH owns shares in ORLEN Tankstellen AG (formerly EGGERT Mineraloel GmbH) and JEWEL Tankstellen Nord GmbH. In addition, the subsidiary purchased from Deutsche BP fuels stored at the acquired petrol stations at the date of the share purchase agreement, settlements with dealers as well as liabilities within the group.

  As the result of the above mentioned transactions German subsidiaries acquired from Deutsche BP 494 retail petrol stations in Germany. The Management Board of PKN ORLEN S.A. perceives these transactions as an important stage in implementing its regional expansion strategy.
- Basell Orlen Polyolefins Sp. z o.o. - on 28 February 2003 the share capital of Poliolefiny Polska Sp. z o.o., currently operating under the name of Basell Orlen Polyolefins Sp. z o.o., was increased (which was registered on 21 May 2003) from PLN 50 thousand to PLN 907,398 thousand through issuing 1,814,696 new shares with a par value PLN 500 each. In the increased share capital PKN ORLEN acquired 907,298 shares of a total value amounting to PLN 453,649.4 thousand in exchange for its organized part of business contributed in-kind (assets and liabilities related to production and sales of polyolefin). The remaining 907,398 shares of a total value

amounting to PLN 453,699.4 thousand were acquired by Basell Europe Holding B.V. and paid in cash. Taking into consideration shares owned by PKN ORLEN before the share capital increase, after the registration of the increase, P KN O RLEN a nd Basell E urope H oldings B. V. o wn the s ame a mount of shares o f Ba sell O rlen Polyolefins Sp. z o.o. – i.e. 907,398 shares each, representing 50% of share capital and 907,398 votes at the shareholders general meeting.

- ORLEN Asfalt Sp. z o.o. (formerly operating under the name of BITREX Sp. z o.o.). On 31 May 2003 the initial share capital of Bitrex Sp. z o.o. amounting to PLN 10,635 thousand was increased by 100,000 shares with a par value PLN 500 each i.e. by PLN 50,000 thousand. All new shares were acquired by PKN ORLEN and paid by cash. As a result, the share capital of ORLEN Asfalt sp. z o.o. amounts to PLN 60,635 thousand and is divided into 121,270 shares with a par value PLN 500 each. On 15 July 2003 changes in ownership structure were registered, i.e. in particularly: the increase of the share capital of Bitrex Sp. z o.o., the change of the name of the company into ORLEN Asfalt Sp. z o.o. and the change of the articles of associations. After the capital increase, PKN ORLEN owns shares representing 82.46% of ORLEN Asfalt sp. z o.o. s hare capital. The remaining 17.54% stake is owned by Rafineria Trzebinia S.A.

During 2003 the following shares owned by the Dominant Company were sold:

- Niezalezny Operator Miedzystrefowy Sp. z o.o. (NOM) – on 20 May 2003 Supervisory Board of PKN ORLEN took a resolution approving the execution of the put option for all shares possessed by the Company in share capital of Niezalezny Operator Miedzystrefowy Sp z o.o („NOM") located in Warsaw, valued at cost PLN 84,000 thousand, by accepting by PKN ORLEN offer made by Polskie Sieci Elektroenergetyczne S.A. ("PSE") for purchasing of all shares. On 20 May 2003 the Management Board of the Company submitted a declaration on the acceptance of the offering resulting from the option to sell all PKN's shares of NOM to PSE. The "put" price equalled to PLN 111,511,300 and was calculated as a sum of a par value of the shares sold and a cumulated investment premium calculated according to the agreement. Shares sold by the Company constitute 35% of NOM share capital and the same percentage of votes at the General Shareholders Meeting.
- ORLEN Eltech Sp. z o.o. - on 23 June 2003, following shares sale agreements, PKN ORLEN disposed 2,142 shares in ORLEN Eltech Sp. z o.o (with a par value of PLN 500 each) representing 51.0% of the share capital and votes at the General Shareholders Meeting, for the total value of PLN 3,679,956.
- ORLEN Remont Sp. z o.o. - on 23 June, following shares sale agreements, PKN ORLEN disposed 2,459 shares in ORLEN Remont Sp. z o.o. (with a par value of PLN 500 each) representing 51.23% of share capital and votes at General Meeting of Shareholders, for the total value of PLN 4,866,361.
- ORLEN Mechanika Sp. z o.o. - on 23 June 2003, following shares sale agreements, PKN ORLEN disposed 30,210 shares in ORLEN Mechanika Sp. z o.o. (with a par value of PLN 100 each) representing 68.16% of share capital and votes at General Meeting of Shareholders, for the total value of PLN 5,316,960.

  The sale of stakes in ORLEN Eltech Sp. z o.o., ORLEN Remont Sp. z o.o., ORLEN Mechanika Sp. z o.o. is the next stage in the process of selling non-core subsidiaries. As the result of the transactions Dominant Company

has realised profit before tax of PLN 9,246 thousand. At the transaction date, 1,103 employees were employed in the disposed subsidiaries. The sold subsidiaries provided maintenance and repair services. After the transactions, which included mainly mutual buy-out and purchase of shares by the companies' management, the Company does not possess any stakes in above mentioned companies.

- ORLEN EnergoRem Sp. z o.o. - on 27 June 2003, following shares sale agreements, PKN ORLEN disposed 1,836 shares in ORLEN EnergoRem Sp. z o.o. (with a par value of PLN 500 each) representing 51.00% of share capital and votes at General Shareholders Meeting, for the total value of PLN 1,906,128.

  As the result of the transaction PKN ORLEN realised profit before tax of PLN 1,245 thousand. At the transaction date, the company employed 226 people. After the transaction, which included sale of shares for their redemption and sale of the rest of the shares to the employees, PKN ORLEN does not possess any stakes in above mentioned company.
- Maintenance companies – on 29 August 2003, following shares sale agreements, the Dominant Company disposed:
  - 935 shares in Serwis Katowice Sp. z o.o., (with a par value of PLN 100 each), representing 55% of share capital and 55% votes at General Shareholders Meeting, for the total value of PLN 100,000, to Zaklad Urzadzen Dystrybucyjnych Sp. z o.o.,
  - 3.215 shares in CPN Serwis Kielce Sp. z o.o., (with a par value of 100 each), representing 100% of share capital and votes at the General Shareholders Meeting for the total value of PLN 340,000, to Zaklad Urzadzen Dystrybucyjnych Sp. z o.o.,
  - 2.000 shares in Serwis Kedzierzyn Kozle Sp. z o.o., (with a par value of PLN 100 each) representing 80% of share capital and votes at the General Shareholders Meeting, for the total value of PLN 210,000, to Zaklad Urzadzen Dystrybucyjnych Sp. z o.o.,
  - 675 shares in Serwis Rzeszow Sp. z o.o., (with a par value of PLN 500 each) representing 97.26% of share capital and votes at the General Shareholders Meeting, for the total value of PLN 360,000 to Zaklad Urzadzen Dystrybucyjnych Sp. z o.o.,

  As a result of the transaction the Dominant Company realised profit before tax of PLN 57,500. At the transaction date, the companies employed 142 people. The activity of the disposed companies includes: repair and maintenance services for fuel stations. After the transaction, which includes buy-out shares by Zaklad Urzadzen Dystrybucyjnych Sp. z o.o., PKN ORLEN S.A. does not possess any stakes in above mentioned companies Simultaneously we inform, that PKN ORLEN S.A. possess 99.94% in share capital of Zaklad Urzadzen Dystrybucyjnych Sp. z o.o.
- ORLEN Transport Warszawa Sp. z o.o. - on 30 October 2003, following shares sale agreements, PKN ORLEN S.A. disposed to ORLEN Transport Plock Sp. z o.o. 59,447 of shares in ORLEN Transport Warszawa Sp. z o.o., (with a par value of PLN 100 each). Disposed shares represents 94.49% of share capital and votes at the General Shareholders Meeting of ORLEN Transport Warszawa. The total value of the transaction amounts to

PLN 6,000,000.00. The remaining 5.51% of shares in share capital of ORLEN Transport Warszawa belongs to employees of the company. PKN ORLEN S.A. possess 97.58% of share capital of ORLEN Transport Plock Sp. z o.o.

- ORLEN WodKan Sp. z o.o. - on 29 December 2003, following shares sale agreements, the Dominant Company disposed 3,620 shares in ORLEN WodKan Sp. z o.o., (with a par value of PLN 500 each), representing 82.27% of share capital and votes at the General Shareholders Meeting, for the total value of PLN 2,354,159.50, including:
  - 1,390 shares to ORLEN WodKan Sp. z o.o. for their redemption, for the total value of PLN 1,016,159.50,
  - 2.230 shares to 143 employees of ORLEN WodKan Sp. z o.o., for the total value of PLN 1,338,000.00.

  As the result of the transaction PKN ORLEN will realise profit before tax of PLN 544,159.50. The activities of the company include repair and maintenance services. At the transaction date, the company employed 160 people. After the transaction PKN ORLEN does not possess any stakes in above mentioned company.
- ORLEN Transport Poznan Sp. z o.o. – on 30 December 2003, following shares sale agreements, Dominant Company disposed 108,659 shares in ORLEN Transport Poznan Sp. z o.o., (with a par value of PLN 100 each), to ORLEN Transport Plock Sp. z o.o., representing 96.39% of share capital and votes at the General Shareholders Meeting, for the total value of PLN 10,900,000.00. The remaining 3.61% of shares in share capital of ORLEN Transport Poznan Sp. z o.o. possess current and former employees of the company. PKN ORLEN S.A. possess 97.58% of share capital of ORLEN Transport Plock Sp. z o.o.
- Maintenance Companies – on 31 December 2003, following shares sale agreements, the Dominant Company disposed shares in 7 maintenance subsidiaries, including:
  - 7,945 shares in Serwis Slupsk Sp. z o.o., (with a par value of PLN 100 each), representing 99.76% of share capital and votes at the General Shareholders Meeting, for the total value of PLN 1,324,999.15.
  - 360 shares in Serwis Wroclaw Sp. z o.o., (with a par value of PLN 500 each), representing 83.31% of share capital and votes at the General Shareholders Meeting, for the total value of PLN 745,000.00.
  - 431 shares in Serwis Krakow Sp. z o.o., (with a par value of PLN 500 each), representing 83.20% of share capital and votes at the General Shareholders Meeting, for the total value of PLN 230,000.00.
  - 2,387 shares in Serwis Podlasie Sp. z o.o., (with a par value of PLN 100 each), representing 89.67% of share capital and votes at the General Shareholders Meeting, for the total value of PLN 298,375.00.
  - 6,495 shares in Serwis Zachod Sp. z o.o., (with a par value of PLN 100 each), representing 74.31% of share capital and votes at the General Shareholders Meeting, for the total value of PLN 754,978.80.
  - 1,581 shares in Serwis Poznan Sp. z o.o., (with a par value of PLN 100 each), representing 51.00% of share capital and votes at the General Shareholders Meeting, for the total value of PLN 190,004.24.

- 206 shares in Serwis Szczecin Sp. z o.o., (with a par value of PLN 500 each), representing 49.05% of share capital and votes at the General Shareholders Meeting, for the total value of PLN 182,134.90.

As the result of the transaction PKN ORLEN does not posses any stakes in above mentioned companies.

In 2003 PKN ORLEN S.A. made several capital investments including the following companies establishment or acquisition of shares:

- ORLEN Transport Kedzierzyn - Kozle Sp. z o.o. – on 10 and 11 June 2003, following the agreements signed with debtors, 25 shares in ORLEN Transport Kedzierzyn - Kozle Sp. z o.o. were transferred to PKN ORLEN. As a result of the transactions, PKN ORLEN owns 89.02% in the share capital of the company.
- ORLEN Transport Slupsk Sp. z o.o. – on 17 June 2003, following the agreements signed with debtors, 30 shares in ORLEN Transport Slupsk Sp. z o.o. were transferred to PKN ORLEN. As a result of the transactions, PKN ORLEN owns 97.04% in the share capital of the company.
- ORLEN Laboratorium Sp. z o.o. - on 13 February 2003 ORLEN Laboratorium Sp. z o.o., located in Plock was registered. PKN ORLEN acquired 100% of shares with a par value PLN 500 each, representing 100% votes at General Shareholders Meeting. In exchange PKN ORLEN paid PLN 3,000 thousand in cash and contributed in kind another PLN 6,915 thousand. ORLEN Laboratorium specialises in providing laboratory and research services, as well as expertises and analytical methods.
- Polimex-Energo Sp. z o.o. - on 9 June 2003 following the shares sale agreement, PKN ORLEN acquired from POLIMEX-CEKOP S.A. 7,499 shares in POLIMEX-ENERGO Sp. z o.o. located in Krakow, with a par value of PLN 100 each, representing 24.99% of the share capital of the company and the same percentage of votes at General Shareholders Meeting, for the total value of PLN 97,5 thousand. The parties intend to change the company's name to POILEN Sp. z o.o.
- ORLEN PetroTank Sp. z o.o. - on 30 June 2003 the Dominant Company took over shares in ORLEN PetroTank Sp. z o.o. of the total value amounting to PLN 31,210.5 thousand that were subject to a collateral agreement. The amount of PLN 31,210.5 thousand represents unpaid Tankpol Sp. z o.o. liability to PKN ORLEN with interest as at 30 June 2003. If the market value of ORLEN PetroTank Sp. z o.o. shares (calculated according to the collateral agreement) exceeds the unpaid liability, the difference will be returned to Tankpol Sp. z o.o. within 30 days from the date the valuation is performed. Before the transaction PKN ORLEN owned 60% of shares in ORLEN PetroTank Sp. z o.o. and after the transaction its stake increased to 90%.

1.3 D ESCRIPTION OF CONSOLIDATED COMPANIES OF THE CAPITAL GROUP

1.3.1 Consolidated subsidiaries

- **Rafineria Trzebinia S.A.**

Pursuant to the terms of a share purchase agreement and a shareholders' agreement dated 16 June 1997, concluded between Nafta Polska S.A. and PKN ORLEN S.A., the latter acquired 74.88% of the shares in Rafineria Trzebinia S.A. In 1999, an increase in the company's capital was recorded and as a result the stake of the Company in Trzebinia's share capital increased to 76.96%. On 14 September 2000 the agreement on the purchase of the remaining stake of Nafta Polska S.A. was finalised and as a result PKN ORLEN S.A. stake increased to 77.07% of the company's share capital.

On 31 December 2003 the share capital of Rafineria Trzebinia SA. amounted to PLN 43,042 thousand.

The company's shareholders are:

- PKN ORLEN S.A. 77.07%
- State Treasury 9.18%
- Other 13.75%

As at 31 December the shareholders equity of the company amounted to PLN 325,857 thousand.

The Rafineria Trzebinia capital group's business activities include:

- processing of crude oil,
- production and sale of fuels (including gasoline, diesel fuels and oil heating fuel),
- blending and preparation of lubricants,
- processing of paraffin slack waxes,
- production of asphalt and asphalt products.

Rafineria Trzebinia's S.A. business activities are focused on the manufacture of specialist high-value products and in particular: a full range of lubricants, industrial oils (hydraulic and tempering oils) and a range of paraffin products.

At 31 December 2003 the company employed 172 people (capital group of Rafineria Trzebinia S.A. employed 890 people).

The net profit of Rafineria Trzebinia S.A. for the year ended 31 December 2003 amounted to PLN 68,211 thousand, whereas sales amounted to PLN 1,626,500 thousand.

Rafineria Trzebinia S.A. holds shares in 6 subsidiaries and one associated entity.

In March 2002 the increase of the share capital of ORLEN-Oil Sp. z o.o. by contribution in kind of Rafineria Trzebinia's fixed assets (lubricants department) was registered. In exchange Rafineria Trzebinia acquired new shares of ORLEN-Oil Sp. z o.o. Present stake of Rafineria Trzebinia S.A. in the company amounts to 75.58 % of the total votes at the General Shareholders Meeting.

- **Rafineria Nafty Jedlicze S.A.**

Pursuant to the relevant provisions of a share purchase agreement and a shareholders' agreement of 19 November 1998, concluded between Nafta Polska S.A. and PKN ORLEN S.A., the latter acquired 75% of shares in Rafineria Nafty Jedlicze S.A. The above agreement came into effect on 1 January 1999.

On 31 December 2003 the company's share capital amounted to PLN 78 million.

Shareholders of the company:

▪ PKN ORLEN S.A.	75.00%
▪ State Treasury	10.01%
▪ Other	14.99%

As at 31 December 2003 shareholders equity of the company amounted to PLN 133.130 thousand.

The Company's business activities include:

- transport, processing, storage and trade in crude oil and oil derived products, as well as in used oil and other waste products,
- collection of used oils,
- production of lubricating oils and other industrial fluids,
- production of oil solvents and fuels,
- production of lubricants and asphalt,
- production of packaging and preparation of oils and other industrial fluids.

The Refinery also manufactures limited quantities of gasolines and heating oils. The company is the second biggest lubricants producer in Poland (in terms of volume). Additionally, Rafineria Nafty Jedlicze S.A. regenerates used oil in its regeneration facilities, which have a processing capacity of 80 thousand tons a year. The collection of used oils is carried out through the network of companies associated with Rafineria Nafty Jedlicze S.A.

As at 31 December 2003 Rafineria Jedlicze S.A. Capital Group employed 868 people.

The net profit of refinery for the year ended 31 December 2003 amounted to PLN 2,006 thousand, whereas sales amounted to PLN 477,359 thousand. In the analysed year, the company focused on improving its profitability. The effects of increased efforts in this respect are noticable within costs optimisation of salaries and external services, as well as within energy consumption savings.

Rafineria Nafty Jedlicze S.A. holds shares in 13 subsidiaries and 2 associated entities.

As a result of increase in share capital of ORLEN-Oil Sp. z o.o. Rafineria Jedlicze's stake in ORLEN-Oil Sp. z o.o. decreased from 24% (at the end of 2001) to 7.71%.

- **Inowroclawskie Kopalnie Soli Solino S.A.**

On 28 September 1996 the Dominant Company purchased from the Ministry of Privatisation 723,465 registered shares in Inowroclawskie Kopalnie Soli "Solino" S.A. with a total par value of PLN 7,235 thousand which constitutes 51% of the company's share capital. Following the acquisition of the new issuance of the shares in December 1999 and purchase of part of the employees' stake in 2000, PKN ORLEN S.A. share increased to 70.54%. As at 31 December 2003 the share capital of Inowroclawskie Kopalnie Soli „Solino" S.A. amounted to PLN 19,146 thousand :

- PKN ORLEN S.A. 70.54%
- State Treasury 25.20%
- Other 4.26%

As at 31 December 2003, the shareholders equity of the company amounted to PLN 76,296 thousand.

The Company's business activities include:

- storage of crude oil and fuels,
- production of industrial brine
- processing and preparation of vacuum salt,
- trade in the company's own products on the domestic and foreign markets,
- trade in mining, mechanical, electrical, construction and transport assets.

The company is involved in mining and processing of salt, production of salt and industrial brine. The brine is supplied to such companies as Anwil S.A., a member of the PKN ORLEN S.A. Capital Group.

As at 31 December 2003 the company employed 323 people.

For the the year ended 31 December 2003, the company's sales amounted to PLN 95,415 thousand, whereas the net profit amounted to PLN 9 million.

The company's development plans focus on salt production and sales as well as on realisation of second stage of the construction of fuel and crude oil underground storage tanks.

- **Zaklady Azotowe Anwil S.A.**

Zaklady Azotowe Anwil S.A ("Anwil") was entered in the Commercial Register on 14 April 1993. As at 31 December 2003 the share capital of the company amounted to PLN 150,000 thousand. PKN ORLEN acquired first Anwil shares as a result of composition proceedings in 1995.

The company's shareholders are:

- PKN ORLEN S.A. 76.27 %
- Zaklad Energetyczny Torun S.A. 3.73%
- State Treasury 5.00%
- Other 15.00%

As at 31 December 2003, the shareholders equity of the company amounted to PLN 872,549 thousand.

The Company's business activities include:

- production of nitrogen fertilisers and semi-products and other related products,
- production of polyvinyl chloride and other related products,
- production of polyethylene packaging,
- trading activities in the above areas,
- service activities in the above areas, based on the company's productive capabilities.

Anwil is principally involved in the production of nitrogen fertilisers and PVC. The company is the largest PKN ORLEN's customer for ethylene (the main raw material for the manufacture of PVC).

As at 31 December 2003 the company employed 1,499 people. (Anwil S.A. Capital Group employed 2,439 people).

The net profit for year ended 31 December 2003 amounted to PLN 59,356 thousand, whereas sales amounted to PLN 1,284,040 thousand.

As at 31 December 2003 Zaklady Azotowe Anwil S.A. holds shares in 3 subsidiaries and 10 associated entities.

- **ORLEN-Oil Sp. z o.o.**

ORLEN-Oil Sp. z o.o. was established by four refineries. ORLEN-Oil Sp. z o.o. was entered in the Commercial Register on 27 August 1998. On 25 March 2002 increase in share capital, which now amounts to PLN 43,558 thousand, was registered.

As at 31 December 2003 the company's shareholders are:

- PKN ORLEN S.A. 9.00%
- Rafineria Trzebinia S.A. 75.58%
- Rafineria Nafty Jedlicze S.A. 7.71%
- Rafineria Czechowice S.A. 7.71%

As at 31 December 2003, the shareholders equity amounted to PLN 64,572 thousand.

The Company's business activities include:

- production and sales of chemicals, lubricating oils, oil bases, and liquid fuels,
- trade in chemicals, refinery products and petrochemicals in Poland and abroad,
- services, including warehousing, transportation and R&D services,
- technical advisory services.

Trade activities are focused on high and low class motor oil, industrial oils, technological oils, lubricants, industrial fluids (hydraulic and tempering oils), automotive chemistry and cosmetics, basic oils.

During year ended 31 December 2003 sale chain was enlarged by the tenth Regional Sale District – Petro-Oil Lodzkie Centrum Sprzedazy Sp. z o.o.

As at 31 December 2003 the company employed 208 people.

The net profit for year ended 31 December 2003 amounted to PLN 6,432 thousand, whereas sales amounted to PLN 434,080 thousand.

As at 31 December 2003 ORLEN-Oil Sp. z o.o. had shares in 12 associated companies.

- **ORLEN Asfalt Sp. z o.o.**

On 31 May 2003 PKN ORLEN signed sale agreement of assets in its Asphalt Production Division to Bitrex Sp. z o.o located in Trzebinia. Following the resolution of General Shareholders Meeting of Bitrex PKN ORLEN contributed cash in exchange for shares in increased share capital. The share capital increased was registered on 15 July 2003 along w ith t he c hange o f the c ompany's na me. A fter r egistration the share c apital o f t he c ompany a mounts to PLN 60,635 thousand.

The company's shareholders are:

- PKN ORLEN S.A. 82.46%
- Rafineria Trzebinia S.A. 17.54%

As at 31 December 2003 share capital of the company amounted to PLN 83,246 thousand.

The Company's business activities include production and processing of crude oil. Primary products are road and industrial asphalt as well as other asphalt products. The company intends to develop activity in area of modified and special asphalts, simultaneously keeping its share in road asphalt market.

The number of employees as at 31 December 2003 amounted to 131.

At the end of December 2003 the company achieved net profit of PLN 20,701 thousand. The sales amounted to PLN 351,565 thousand.

- **ORLEN GAZ Sp. z o.o.**

ORLEN Petrogaz Plock Sp. z o.o. was entered in the Commercial Register on 15 December 1995 (currently the company operates under the name of ORLEN GAZ Sp. z o.o.). Since 16 April 1998 PKN ORLEN S.A. has been the company's sole shareholder. As at 31 December 2003 the share capital of the company amounted to PLN 24,823 thousand, shareholders equity amounted to PLN 59,300 thousand.

The Company's business activities include:

- wholesale trading in LPG, in bulk or in steel cylinders,
- retail sales of gas in containers,
- installation of ductless gas devices,
- supply of LPG to customers,
- design, maintenance and repair of gas installations; organisational and legal supervision over the construction of distribution plants and their subsequent use.

The company's trade activity focuses on following products: propane and propane-butane gas in steel cylinders (11, 30 and 33 kg), 11 kg FP (gas for industrial vehicles), automotive gas sold in retail and wholesale, gas (propane and butane) for domestic, industrial and heating installations (so called Maly Luz and Duzy Luz). Moreover, the company offers domestic, industrial and automotive gas installations. Additionally, the company leases such installations, cylinders and etc.).

The number of employees as at 31 December 2003 amounted to 299 people.

During the year ended 31 December 2003 the company's net profit amounted to PLN 1,978 thousand. The sales amounted to PLN 400,945 thousand.

The company forms a capital group with 3 subsidiaries.

- **ORLEN Petro-Tank Sp. z o.o.**

The company was entered in the Commercial Register on 9 April 1996. On 23 December 2002 the Company signed agreement with the second shareholder (Tankpol Sp. z o.o.) for cession of 470 stakes in ORLEN PetroTank Sp. z o.o., as a result PKN ORLEN S.A. possess 90% share in share capital. The ceded shares were collateral for receivables from ORLEN PetroTank to Tankpol Sp. z o.o.

As at 31 December 2003 share capital amounted to PLN 11,750 thousand, shareholders equity amounted to PLN 50,457 thousand.

The company's line of business is the wholesale and retail sales of fuels, gas and plastics as well as the preparation of Petrygo radiator liquid.

The number of employees as at 31 December 2003 was 185.

As at 31 December 2003 the company achieved net profit of PLN 212 thousand, whereas sales amounted to PLN 1,492,010 thousand.

- **ORLEN PetroProfit Sp. z o.o.**

ORLEN Petroprofit Sp. z o.o. located in Niemce near Lublin was entered in the Commercial Register on 14 September 1995. As at 31 December 2003 share capital of the company amounted to PLN 11,500 thousand.

The company's shareholders are:

- PKN ORLEN S.A. 85.00%
- Profit Sp. z o.o. 15.00%

Company's shareholders equity as at 31 December 2003 amounted to PLN 31,073 thousand.

The company's business activities comprise of the wholesale and retail sale of fuels, Petrygo radiator fluid and plastics.

The number of employees as at 31 December 2003 was 62 people. The ORLEN PetroProfit Sp. z o.o. capital group employed 125 people.

The net profit for the year ended 31 December 2003 amounted to PLN 1,613 thousand, whereas sales amounted to PLN 484,279 thousand.
The company forms a capital group with 5 subsidiaries.

- **ORLEN PetroCentrum Sp. z o.o.**

ORLEN PetroCentrum Sp. z o.o. was entered in the Commercial Register on 25 September 1996. The share capital as at 31 December 2003 amounted to PLN 21,000 thousand and was wholly possessed by PKN ORLEN S.A. As at 31 December 2003, the shareholders equity amounted to PLN 41,723 thousand.
The company's business activities include wholesale and retail trading of fuels. The main source of income for PetroCentrum Sp. z o.o. is retail sale of liquid fuels in its own chain. PKN ORLEN S.A. and ORLEN PetroTank Sp. z o.o. are main suppliers of fuels. PKN ORLEN S.A. decision, on taking over part of managed by ORLEN PetroCentrum Sp. z o.o. fuel stations is a significant factor which influences development of the company.
The number of employees as at 31 December 2003 was 33.
For the year ended 31 December 2003 the company generated net profit of PLN 864 thousand, whereas sales amounted to PLN 657,978 thousand.

- **Petrolot Sp. z o.o.**

Petrolot Sp. z o.o. was entered in the Commercial Register on 7 January 1997. As at 31 December 2003 the share capital of the company was PLN 20,039 thousand.
The company's shareholders are:

- PKN ORLEN S.A. 51.00%
- PLL LOT S.A. 49.00 %.

As at 31 December 2003 shareholders equity amounted to PLN 52,161 thousand.
The company's basic line of business is sales and distribution of aviation fuel (JET A-1 and other). The company's main customer is PLL LOT S.A. The company secures sales of about 70% of JET A-1 fuel produced by the Company. Since the commencing of the activity the company has opened 5 offices in main Polish airports, built modern service station and two buildings, which are source of additional profits. Moreover the company leases fuel tanks to third parties.
As at 31 December 2003 the company employed 175 people.
For the year ended 31 December 2003 the net profit achieved PLN 6,231 thousand, whereas sales amounted to PLN 498,676 thousand.

- **ORLEN PetroZachod Sp. z o.o.**

ORLEN PetroZachod Sp. z o.o. located in Poznan was entered in the Commercial Register on 19 January 1998. As at 31 December 2003 the share capital of ORLEN PetroZachod Sp. z o.o. was PLN 17,749 thousand.

The company's shareholders are:

▪ PKN ORLEN S.A.	51.80%
▪ BGW Wielobranzowe Przedsiebiorstwo Handlowe Sp. z o.o.	48.20%

As at 31 December 2003, the shareholders equity amounted to PLN 22,305 thousand.

The Company's business activities include wholesale and retail trading in fuels (in chain of 19 own fuel stations) and plastics.

The number of employees as at 31 December 2003 was 183.

The net profit for the year ended 31 December 2003 amounted to PLN 675 thousand, whereas sales achieved the level of PLN 441,271 thousand.

- **ORLEN Morena Sp. z o.o.**

ORLEN Morena Sp. z o.o. was entered in the Commercial Register on 10 September 1995. As at 31 December 2003 the share capital of the company was PLN 10,500 thousand. The company's shareholders are:

▪ PKN ORLEN S.A.	50.48%
▪ FOX - OIL Sp. z o.o.	49.52 %

As at 31 December 2003, the shareholders equity amounted to PLN 13,767 thousand.

The Company's business activities include wholesale and retail trading in fuels, and logistic services provided by own storage base in Slawno for PKN ORLEN. The company owns one fuel station.

The number of employees as at 31 December 2003 was 40.

For the year ended 31 December 2003, the company's net profit amounted to PLN 1,810 thousand, whereas sales amounted to PLN 214,651 thousand.

- **Ship - Service S.A.**

Ship-Service S.A. was established in 1991 as a result of privatisation state owned company SPUP Ship-Service S.A. In 2002 PKN ORLEN S.A. acquired 24,000 shares of nominal value of PLN 100 each. As at 31 December 2003 the share capital of the company was PLN 3,943 thousand.

The company's shareholders are:

▪ PKN ORLEN S.A.	60.86%
▪ Malgorzata Bubilek	7.61%
▪ Porta Baltic Service S.A. (official receiver)	4.95%
▪ Brends Sp. z o.o.	4.35%
▪ Other	22.23%

As at 31 December 2003, the shareholders equity amounted to PLN 16,172 thousand.

The company's business activities include distribution of ship fuels within Polish harbours as well as at international market. Additionally, the company offers ship maintenance services in harbours, reloading services, land and sea freight services as well as environment services.

The number of employees as at 31 December 2003 was 199. Ship Service S.A. Capital Group employed 211people.

The company recorded net loss of PLN 3,851 thousand for the year ended 31 December 2003. The company's sales amounted to PLN 249,204 thousand.

- **ORLEN Deutschland GmbH and ORLEN Deutschland Immobilien GmbH**

Another significant part of Capital Group of PKN ORLEN S.A. are two German subsidiaries: ORLEN Deutschland GmbH and ORLEN Deutschland Immobilien GmbH, which purchased on 28 February 2003 494 fuel stations in Germany. The acquisition of fuel stations with BP, Aral and EM Eggert logo resulted in acquisition of 3% market share in Germany. The Management Board of PKN ORLEN S.A. believes this transaction to be a very important step directed to introduce the strategy of territorial expansion.

PKN ORLEN S.A. possess 100% of share capital in these entities. As at 31 December 2003 the share capital of the company was PLN 283,020 thousand. The shareholders equity amounted to PLN 571,137 thousand.

The number of employees as at 31 December 2003 in German subsidiaries was 97.

The net profit for the year ended 31 December 2003 amounted to PLN 4,972 thousand, whereas sales amounted to PLN 6,269,563 thousand.

- **ORLEN Wir Sp. z o.o.**

ORLEN Wir Sp. z o.o. was entered in the Commercial Register on 1 October 1999. The share capital of the company as at 31 December 2003 amounted to PLN 1,600 thousand.

The company's shareholders are:

- PKN ORLEN S.A. 51.00%
- Employees 49.00%

As at 31 December 2003, the shareholders equity amounted to PLN 4,024 thousand.

The company's business activity includes providing repair services. The company provides very specific services: i.e. repairs of rotors related to flow and displacement compressors, steam turbines, transmission devices and pumps of all kinds. The company safeguards the continuous work of compressors, turbines and raw material pumps of production installations of Main Plant in Plock.

The number of employees as at 31 December 2003 was 86.

The net profit for year ended 31 December 2003 amounted to PLN 424 thousand, whereas sales amounted to PLN 9,139 thousand.

- **ORLEN Automatyka Sp. z o.o.**

ORLEN Automatyka Sp. z o.o. was entered in the Commercial Register on 30 April 1999. The share capital of the company as at 31 December 2003 amounted to PLN 2,400 thousand.

The company's shareholders are:

- PKN ORLEN S.A. 52.42%
- Employees 47.58%

As at 31 December 2003, the shareholders equity amounted to PLN 7,217 thousand.

The company specialises in maintenance services.

The number of employees as at 31 December 2003 was 247.

The net profit for year ended 31 December 2003 amounted to PLN 519 thousand, whereas sales amounted to PLN 21,228 thousand.

- **ORLEN Transport Plock Sp. z o.o.**

ORLEN Transport Plock Sp. z o.o. was entered in the Commercial Register on 23 December 1998 and commenced its operations as a subsidiary of the PKN ORLEN Capital Group on 3 January 1999. The company was established on the basis of the assets of the former Zaklad Transportu Samochodowego.

On 31 December 2003 the share capital of the company amounted to PLN 26,420 thousand.

The company's shareholders are:

- PKN ORLEN S.A. 97.59%
- Employees 2.41%

As at 31 December 2003, the shareholders equity amounted to PLN 29,101 thousand.

The Company's business activities include:

- sales, service and repair of motor vehicles,
- road transport of passengers and freight,
- wholesale and retail sale of solid, liquid and gas fuels and service fluids for motor vehicles,
- machinery and plant hire together with maintenance services.

The company provides wide range of services: road transport of liquid fuels, road transport of passengers and freight, international freight transport, freight of unusual goods, services of track mobile cranes, home and international forwarding, sale of heating oil Ekoterm Plus and automotive oils, retail fuel sales, Petrygo cooling liquids preparation and sale, as well as, a full range of repair, maintenance and other services.

The number of employees as at 31 December 2003 was 254.

The net profit for year ended 31 December 2003 amounted to PLN 927 thousand, whereas sales amounted to PLN 78,315 thousand.

The company forms a capital group with: ORLEN Transport Poznan Sp. z o.o., which as at 31 December 2003 employed 148 people and ORLEN Transport Warszawa Sp. z o.o., which as at 31 December 2003 employed 88 people.

- **ORLEN Transport Kedzierzyn Kozle Sp. z o.o.**

ORLEN Transport Kedzierzyn-Kozle Sp. z o.o. was entered in the Commercial Register on 29 May 2000 and commenced its operations as a subsidiary of PKN ORLEN Capital Group on 1 July 2000. The company was established on the basis of the assets of the former Zaklad Transportu Samochodowego. On 24 January 2003 took place the registration of joint capital: as a transfer of assets of Petromot Sp. z o.o. to ORLEN Transport Kedzierzyn Kozle Sp. z o.o. – acquisition.

As at 31 December 2003 the share capital of the company amounted to PLN 5,389 thousand.

The company's shareholders are:

- PKN ORLEN S.A. 89.32%
- Employees 10.68%

As at 31 December 2003, the shareholders equity amounted to PLN 6.017 thousand.

The Company's business activities include:

- road transport and freight services,
- passenger transport services,
- sales, service and repair of motor vehicles,
- sale of solid, liquid and gas fuels and derived products.

The number of employees as at 31 December 2003 was 109.

The net loss for the year ended 31 December 2003 amounted to PLN –1,245 thousand, whereas sales amounted to PLN 19,378 thousand. The net loss is a result of costs of an incorporation of Petromot Sp. z o.o. and deterioration of cooperation terms with PKN ORLEN S.A.

- **ORLEN Transport Krakow Sp. z o.o.**

ORLEN Transport Krakow Sp. z o.o. was entered in the Commercial Register on 5 June 2000 and commenced operations as a subsidiary company within the PKN ORLEN S.A. Capital Group on 1 July 2000. The company was established on the basis of the assets of the former Zaklad Transportu Samochodowego.

As at 31 December 2003 the share capital of the company amounted to PLN 12,465 thousand.

The company's shareholders are:

- PKN ORLEN S.A. 98.31%
- Employees 1.69%

As at 31 December 2003, the shareholders equity amounted to PLN 10,327 thousand.

The Company's business activities include:

- road transport and freight services,
- passenger transport services,
- sales, service and repair of motor vehicles,
- sale of solid, liquid and gas fuels and derived products.

The number of employees as at 31 December 2003 was 130. The net profit for the year ended 31 December 2003 amounted to PLN 29 thousand, whereas sales amounted to PLN 33,170 thousand.

- **ORLEN Transport Lublin Sp. z o.o.**

ORLEN Transport Lublin Sp. z o.o. was entered in the Commercial Register on 9 June 2000 and commenced operations as a subsidiary company within the PKN ORLEN S.A. Capital Group on 1 July 2000. The company was established on the basis of the assets of the former Zaklad Transportu Samochodowego.

As at 31 December 2003 the share capital of the company amounted to PLN 16,174 thousand. The company's shareholders are:

- PKN ORLEN S.A. 98.45%
- Employees 1.55%

As at 31 December 2003, the shareholders equity amounted to PLN 19,519 thousand.

The Company's business activities include:

- road transport and freight services,
- passenger transport services,
- sales, service and repair of motor vehicles,
- sale of solid, liquid and gas fuels and derived products.

The company is responsible for continuity of supply for 164 petrol stations owned by PKN ORLEN S.A. and provide transport services of open load-carrying body and tanks for third parties (about 130 contractors). The company sells also spare parts and oils for motor vehicles, besides it provides repair and maintenance services of motor vehicles within service station authorized by Renault.

The number of employees as at 31 December 2003 was 118. The net loss for the year ended 31 December 2003 amounted to PLN -115 thousand, whereas sales amounted to PLN 13,008 thousand.

- **ORLEN Transport Olsztyn Sp. z o.o.**

ORLEN Transport Olsztyn Sp. z o.o. was entered in the Commercial Register on 29 May 2000 and commenced operations as a subsidiary company within the PKN ORLEN S.A. Capital Group on 1 July 2000. The company was established on the basis of the assets of the former Zaklad Transportu Samochodowego.

As at 31 December 2003 the share capital of the company amounted to PLN 8,464 thousand. The company's shareholders are:

- PKN ORLEN S.A. 94.68%
- Employees 5.32%

As at 31 December 2003, the shareholders equity amounted to PLN 10,012 thousand.

The Company's business activities include:

- road transport and freight services,
- passenger transport services,
- sales, service and repair of motor vehicles,
- sale of solid, liquid and gas fuels and derived products.

The number of employees as at 31 December 2003 was 76. The net profit for the year ended 31 December 2003 amounted to PLN 64 thousand, whereas sales amounted to PLN 14,550 thousand.

- **ORLEN Transport Nowa Sol Sp. z o.o.**

ORLEN Transport Nowa Sol Sp. z o.o. was entered in the Commercial Register on 9 June 2000 and commenced operations as a subsidiary company within the PKN ORLEN S.A. Capital Group on 1 July 2000. The company was established on the basis of the assets of the former Zaklad Transportu Samochodowego.

As at 31 December 2003 the share capital of the company amounted to PLN 10,091 thousand. The company's shareholders are:

- PKN ORLEN S.A. 96.72%
- Employees 3.28%

As at 31 December 2003, the shareholders equity amounted to PLN 17,875 thousand.

The Company's business activities include:

- road transport and freight services,
- passenger transport services,
- sales, service and repair of motor vehicles,
- sale of solid, liquid and gas fuels and derived products.

The number of employees as at 31 December 2003 was 129. The net profit for the year ended 31 December 2003 amounted to PLN 256 thousand, whereas sales amounted to PLN 13,599 thousand.

- **ORLEN Transport Slupsk Sp. z o.o.**

ORLEN Transport Slupsk Sp. z o.o. was entered in the Commercial Register on 23 June 2000 and commenced its operations as a subsidiary within the PKN ORLEN S.A. Capital Group on 1 July 2000. The company was established on the basis of the assets of the former Zaklad Transportu Samochodowego.

As at 31 December 2003 the share capital of the company amounted to PLN 8,644 thousand. The company's shareholders are:

- PKN ORLEN S.A. 97.04%
- Employees 2.96%

As at 31 December 2003, the share capital of the company amounted to PLN 11,976 thousand.

The Company's business activities include:

- road transport and freight services,

- passenger transport services,
- sales, service and repair of motor vehicles,
- sale of solid, liquid and gas fuels and derived products.

The number of employees as at 31 December 2003 was 87. The net profit for the year ended 31 December 2003 amounted to PLN 7 thousand, whereas sales amounted to PLN 18,485 thousand.

- **ORLEN Transport Szczecin Sp. z o.o.**

ORLEN Transport Szczecin Sp. z o.o. was entered in the Commercial Register on 15 June 2000 and commenced its operations as a subsidiary within the PKN ORLEN S.A. Capital Group on 1 July 2000. The company was established on the basis of the assets of the former Zaklad Transportu Samochodowego.

As at 31 December 2003 the share capital of the company amounted to PLN 3,424 thousand. The company's shareholders are:

- PKN ORLEN S.A. 99.56%
- Employees 0.44%

As at 31 December 2003, the shareholders equity amounted to PLN 3,920 thousand.

The Company's business activities include:

- road transport and freight services,
- passenger transport services,
- sales, service and repair of motor vehicles,
- sale of solid, liquid and gas fuels and derived products.

The number of employees as at 31 December 2003 was 46. The net profit for year ended 31 December 2003 amounted to PLN 880 thousand, whereas sales amounted to PLN 4,781 thousand.

- **ORLEN KolTrans Sp. z o.o.**

ORLEN KolTrans Sp. z o.o. was entered in the Commercial Register on 13 December 2000 and commenced operations as a subsidiary company within the PKN ORLEN S.A. Capital Group at the beginning of 2001.

The company took over from PKN ORLEN full range of activity conducted by department of tankers expedition of Dominant Company relating to tankers expedition, as well as a sewage plant and workshop.

As at 31 December 2003 the share capital of the company amounted to PLN 40,859 thousand.

The company's shareholders are:

PKN ORLEN S.A.	99.85%
Employees	0.15%

The company's business activities include the railroad servicing of loading and reloading points as well as transport of the Dominant Company's products.

As at 31 December 2003, the shareholders equity amounted to PLN 42,915 thousand.

The number of employees as at 31 December 2003 was 43.

The net profit for year ended 31 December 2003 amounted to PLN 1,242 thousand, whereas sales amounted to PLN 20,713 thousand.

- **ORLEN Medica Sp. z o.o.**

The company was entered in the Commercial Register on 24 November 1997. On 31 December 2003 the share capital amounted to PLN 13,273 thousand. PKN ORLEN is the sole shareholder of the company.

The company provides health-care services solely on domestic market. The services are provided to the employees of PKN ORLEN and employees of other companies of the Capital Group (labour medicine) as well as to their families in relation to both basic and specialist health care, based on the agreements concluded with the National Health Fund.

As at 31 December 2003, the shareholders equity amounted to PLN 13,925 thousand.

The number of employees as at 31 December 2003 was 120.

The net profit for year ended 31 December 2003 amounted to PLN 129 thousand, whereas sales amounted to PLN 15,193 thousand.

The company holds shares in two subsidiaries: Sanatorium Uzdrowiskowe „Krystynka" Sp. z o.o. – 97.86% and Medilogistyka Sp. z o.o. – 80%.

- **ORLEN Projekt S.A.**

The company was entered in the Commercial Register on 28 May 1998. As at 31 December 2003, the share capital amounted to PLN 1,500 thousand. The company's shareholders are:

- PKN ORLEN S.A. 51.00%
- Employees 49.00%

The company is involved in the provision of design services.

As at 31 December 2003, the shareholders equity amounted to PLN 12,336 thousand.

The number of employees as at 31 December 2003 was 187.

The net loss for year ended 31 December 2003 amounted to PLN -840 thousand, whereas sales amounted to PLN 14,368 thousand. Net loss is a result of lower level of orders, due to the fact that the main investor and the biggest contractor of the company – PKN ORLEN – has changed its investment profile. Main investments objectives were transferred from crude oil processing installations to development of market infrastructure (construction, modernization, rebranding of petrol stations and storage depots) and capital investments. There is a stagnation in the chemical industry (nitrogen as well as plastics) in Poland, resulting in lack of significant investments.

- **Petrotel Sp. z o.o.**

Petrotel Sp. z o.o. was registered on 14 August 1997. As at 31 December 2003, the company's share capital amounted to PLN 8,200 thousand.

The company's shareholders are:

- PKN ORLEN S.A. 88.80%
- Employees 11.20%

The company provides telecommunication services.

As at 31 December 2003, the shareholders equity amounted to PLN 28,057 thousand.

The number of employees as at 31 December 2003 was 110.

The net profit for year ended 31 December 2003 amounted to PLN 4,458 thousand, whereas sales amounted to PLN 33,376 thousand.

- **Zaklad Budowy Aparatury S.A.**

Zaklad Budowy Aparatury S.A. was entered in the Commercial Register on 27 October 1998. As at 31 December 2003, the company's share capital amounted to PLN 18 million.

The company's shareholders are:

- PKN ORLEN S.A. 96.57%
- Employees 3.43%

The Company's business activities include:

- production of chemical apparatus (e.g. compressors) and similar products,
- renovation and repair of instrumentation,
- design of construction documentation for instrumentation and appliances.

As at 31 December 2003, the shareholders equity amounted to PLN 19,019 thousand.

The number of employees as at 31 December 2003 was 251.

The net loss for year ended 31 December 2003 amounted to PLN -3,764 thousand, whereas sales amounted to PLN 24,636 thousand. Net loss in the analysed period was caused by huge competition on the market and increase of raw material prices. The increase of raw material prices was caused by the bankruptcy of Polish steelworks and (therefore) necessity to purchase imported materials which are about 50% more expensive.

- **ORLEN Polimer Sp. z o.o.**

ORLEN Polimer was entered in the Commercial Register on 9 April 1998. The share capital was fully contributed by PKN ORLEN S.A. and as at 31 December 2003 amounted to PLN 2 million.

ORLEN Polimer Sp. z o.o. trades with plastics, pigment concentrates as well as domestic and imported modifiers.

As at 31 December 2003, the shareholders equity amounted to PLN 7,704 thousand.

The net profit for year ended 31 December 2003 amounted to PLN 653 thousand, whereas sales amounted to PLN 97,682 thousand.

- **ORLEN Powiernik Sp. z o.o.**

The company was entered in the Commercial Register on 19 July 2000.

As at 31 December 2003 the company's share capital amounted to PLN 4 thousand. PKN ORLEN S.A. is the company's sole shareholder.

The company is involved in providing depositary services for PKN ORLEN S.A. in relation with the implementation of the Management Motivation Programme.

As at 31 December 2003, the shareholders equity amounted to PLN 230,797 thousand.

The number of employees as at 30 June 2003 remained unchanged and was 2.

The net profit for year ended 31 December 2003 amounted to PLN 424 thousand, whereas sales amounted to PLN 120 thousand.

- **ORLEN Budonaft Sp. z o.o.**

The company was entered in the Commercial Register on 2 January 1997. PKN ORLEN S.A. is the sole shareholder in the company.

As at 31 December 2003 the share capital amounted to PLN 3,795 thousand.

The company is involved in providing construction and modernization services for retail stations.

As at 31 December 2003, the shareholders equity amounted to PLN 1,750 thousand. The number of employees as at 31 December 2003 was 196.

The net loss for year ended 31 December 2003 amounted to PLN -373 thousand, whereas sales amounted to PLN 29,067 thousand.

- **ORLEN Laboratorium Sp. z o.o.**

ORLEN Laboratorium Sp. z o.o. was registered on 13 February 2003.

The company's shareholders are:

- PKN ORLEN S.A. 94.94%
- Employees 5.06%

As at 31 December 2003 the share capital amounted to PLN 9,915 thousand.

ORLEN Laboratorium specialises in providing laboratory and research services, as well as expertises and analyses.

As at 31 December 2003, the shareholders equity amounted to PLN 6,400 thousand. The number of employees as at 31 December 2003 was 387.

The net loss for year ended 31 December 2003 amounted to PLN –3,515 thousand, whereas sales amounted to PLN 43,461 thousand.

1.3.2 Consolidated joint venture companies

- **Basell Orlen Polyolefins Sp. z o.o.**

On 30 September 2002 PKN Orlen and Basell Europe Holdings B.V. ("Basell") signed an agreement for joint venture. On 28 February 2003, after fulfillment of all suspending conditions stated in the joint venture agreement, Extraordinary Shareholders Meeting of Joint Venture Poliolefiny Polska Sp. z o.o. located in Plock (a temporary entity) decided to increase the company's share capital. In the increased share capital shares were acquired by PKN ORLEN in exchange for its organized part of business contributed in-kind and by Basell in exchange for contributed cash. On 28 February 2003 several agreements were signed concerning the cooperation between Joint Venture company and companies from the capital groups of Basell and PKN ORLEN, and companies from the Capital Group of PKN ORLEN S.A. The registration of the share capital increase along with change in the company's name to Basell Orlen Polyolefins Sp. z o.o. took place on 21 May 2003.

After registration the increased share capital amounts to PLN 907,398 thousand:

- PKN ORLEN S.A. 50%
- Basell Europe Holdings B.V. 50%

As at 31 December 2003, the shareholders equity amounted to PLN 951,398 thousand.

The company is engaged in production of plastics and the wholesale of chemical products.

Initially, the company will be using installations brought by PKN ORLEN (the polyethylene production plant with production capacities reaching 150 thousand tons per annum and the polypropylene production plant with production capacities of 140 thousand per annum). One of the company's task is to build a polypropylene production plant and a high density polyethylene production plant. Commencing of the production in the new plants is planned at the beginning of 2005.

The number of employees as at 31 December 2003 was 386.

The net profit for year ended 31 December 2003 amounted to PLN 44 million, whereas sales amounted to PLN 725,697 thousand.

2003 was a turning year for the Company, and polish plastic industry – on 28 February 2003 Basell Orlen Polyolefins Sp. z o.o. started its operations. Main target of this joint venture whose owners are PKN ORLEN S.A. and worldwide leader in production of polyolefins international concern Basell, is to build a polypropylene (Spheripol PP technology) production plant and a high density polyethylene (Hostalen HDPE technology) production plant. The determined production capacities of these plants (so called New Plants Plock – NPP) amounting to 400 thousand tonness for Spheripol and 320 thousand tonness for Hostalen. These capacities enable NPP to become one of the largest polyolefin plants in Europe.

Until the construction of NPP will be finished, there will be two production lines LDPE and two PP production lines in motion, which were contributed by PKN ORLEN S.A. Financial results for the year 2003 and 2004 will be based on operations of old installations – they are in motion as a "bridge" facility, which will be assuring required cash flows for partly financing of NPP. After setting in motion of NPP, three of the old installation will be closed, but new capacities will allow the company to increase production from 290 thousand tonnes to 830 thousand tonness.

1.3.3 Consolidated associated companies valued at equity method

The direct associates of PKN ORLEN valued at equity method within Capital Group are:

- **Naftoport Sp. z o.o.**

Naftoport Sp. z o.o. is the largest operator of imported crude oil reloading facilities for ships in Poland. It was registered on 17 July 1991. As at 31 December 2003 the share capital of the company amounted to PLN 45,942 thousand.

The company's shareholders are:

▪ PKN ORLEN S.A.	48.71%
▪ Rafineria Gdanska S.A.	25.64%
▪ PERN S.A.	17.95%
▪ „PORT POLNOCNY" Sp. z o.o.	3.85%
▪ J&S SERVICE AND INVESTMENT Ltd.	3.85%

As at 31 December 2003, the shareholders equity amounted to PLN 106.507 thousand.

The company focuses on reloading of crude oil and oil products for Polish refineries as well as services for Mider Refinery. Naftoport's reloading capacity amounts to 23 million tons of crude oil a year.

The net profit for year ended 31 December 2003 amounted to PLN 22,921 thousand, whereas sales amounted to PLN 56,613 thousand.

- **Flexpol Sp. z o.o.**

Flexpol Sp. z o.o. was entered in the Commercial Register on 3 January 2000. As at 31 December 2003 the share capital of the company was PLN 12 million. The company's shareholders are:

- PKN ORLEN S.A. 40%
- ZML Kety S.A. 60%.

Flexpol Sp. z o.o. is involved in the production of foil.

As at 31 December 2003, the shareholders equity amounted to PLN 18,014 thousand, and the company employed 115 people.

The net profit for year ended 31 December 2003 amounted to PLN 6,014 thousand, whereas sales amounted to PLN 74,997 thousand.

- **Chemiepetrol GmbH**

Chemiepetrol GmbH was established on 1 January 1984. PKN ORLEN purchased shares in the company on 28 April 1993. As at 31 December 2003 the share capital of the company amounted to EUR 51,129.

The company's shareholders are:

- PKN ORLEN S.A. 20%
- CIECH S.A. 60%
- Jurgen Kleiner 20%

The company's business activities include trading and agency services in all types of goods, in particular trade in chemical products on foreign markets.

As at 31 December 2003, the shareholders equity amounted to EUR 827 thousand.

The number of employees as at 31 December 2003 was 9.

The net profit for year ended 31 December 2003 amounted to EUR 32 thousand, whereas sales amounted to EUR 6,506 thousand.

1.3.4 Unconsolidated company of significant importance for the Capital Group – Polkomtel S.A.

The company was established on 19 December 1995. As at 31 December 2003, the company's share capital amounted to PLN 2,050 million. As at that date, PKN ORLEN possessed 19.61% of the share capital of the total value of PLN 436,495 thousand and the same percentage of votes on the General Shareholders Meeting.

Since 23 February 1996 Polkomtel S.A. has been one of the three entities which have a licence for the development of a GSM mobile telephony network (Systems GSM 900 and DCS 1800). On 1 October 1996 the company commenced its commercial activity in Warsaw under the trade name of "Plus GSM". As at 31 December 2003 Plus GSM reached market share of 33.8%, calculated according to revenues. The country area network coverage of Plus GSM amounted to 97.14%. There are estimations, which value, that this area is inhabited by 99.01% of polish population.

The company's shareholders are:

▪ PKN ORLEN S.A.	19.61%
▪ KGHM Polska Miedz S.A.	19.61%
▪ TDC Mobile International A/S	19.61%
▪ Vodafone Americas Asia, Inc.	19.61%
▪ Polskie Sieci Elektroenergetyczne S.A.	16.05%
▪ Weglokoks S.A.	4.00%
▪ Tel-Energo S.A.	1.01%
▪ Tel Bank S.A.	0.50%

The company's business activities include:

- design, installation, operation, and management of a GSM system,
- mobile telephony services,
- sales of GSM Systems-related products and services.

The net profit for year ended 31 December 2003 amounted to EUR 756,588 thousand, whereas sales amounted to EUR 5,176,226 thousand.

Since 20 December 2000 the Company has had a licence for the provision of the third generation UMTS mobile telephony services. The largest investment during 2003 concerns GSM network development. There were 606 sending – receiving BTS stations and 600 radio links set in motion. The main directions of company's operations in 2004 are directed to utilize new opportunities arising from application of new technologies, to keep clients and to adapt the company to new legal regulations.

II. CHANGES IN ORGANISATION AND MANAGEMENT OF CAPITAL GROUP COMPANIES AND IMPACT OF EXTERNAL AND INTERNAL FACTORS ON OPERATIONS OF CAPITAL GROUP

During 2002 in PKN ORLEN organisational and employment changes on management level enabled creation of unified rules of functioning as well as increased efficiency of the Management of the Company. Currently in force organisational and legal acts within Frame Organisational Rules and Regulations of PKN ORLEN were approved by the Management Board on 18 June 2002. Its content was not modified since the introduction i.e. since 1 July 2002. According to Regulations, organisational structure of PKN ORLEN consists of Head Office in Plock and Warszawa, Production Department in Plock and 12 Regional Organisational Units in Bialystok, Gdansk, Katowice, Krakow, Lublin, Nowa Wies Wielka, Plock, Poznan, Rzeszow, Szczecin, Warszawa and Wroclaw having the status of an employer within the meaning of Art. 3 of the Labour Code. Regional Organizational Units (Regions) are composed of Regional Wholesale and Logistics Offices, Regional Retail Trade Offices, Regional Investment and Maintenance Offices and Regional Financial Offices. In relation to the continuous development of the Company and increase in efficiency of activities of individual organisational units, analytical works concerning possible modification of management rules currently in force have started.

According to the Rules and Regulations the Dominant Company is managed by 5-member Management Board: President of Management Board and four Vice-Presidents. President of Management Board is the General Director. President of the Management Board – General Director leads the particular activities with an assistance of Vice-Presidents, Reporting Directors, and other leaders of organisational units and controls over the realization of assigned tasks and functions. Reporting Directors possess the following responsibilities: they report directly to the Members of the Management Board, they manage the selected areas as well as realise objectives according to authorised operating plans and strategy approved by the Management Board. There was prepared a complex material concerning proposals for an improvement in range of responsibility of some Reporting Directors, in order to improve the efficiency of separated areas.

On 1 January 2003 within department of Vice-President of the Management Board Human Resources and Management Systems Director, the position of Deputy Director responsible for Ownership Supervision reporting directly to Restructuring and Management Systems Director was created. The main goal of that position is to realise strategy of development and value increase of the companies of the Capital Group through the optimisation of assets. Deputy Director for Ownership Supervision prepares proposal concerning the strategy of ownership supervision and assure their current realisation in the Capital Group. Other duties within that position: analysis of current activity of the companies and co-operation concerning changes in the structure of the Capital Group.

During the period from 1 January 2003 to 31 December 2003 intensive activities relating to realisation of projects related to Value Based Management and Comprehensive Operational Cost Cutting Programme (cost cutting). They covered all areas of activities of the Company and the Capital Group PKN ORLEN. Position of Proxy for Cost Reduction was created to emphasise the importance of the issue. New organisational unit has following

responsibilities: initiation and implementation of program orientated on operating cost reduction and co-ordination of activities within the frames of savings initiatives.

During 2003 works concerning new regional structure of the Dominant Company (Macro-regions) were continued. According to settlements of Vice-President of the Management Board Human Resources and Management Systems Director with trade unions from December 2003, further works connected with preparation and implementation of changes will be continued with assistance of representation of social partner.

In the second half year period of 2003 there was an intensification in works over valid managing rules oriented to adapt to world standards and accepted strategic targets. They covered both legal – organizational management model and new business development.

In 2 003 PKN O RLEN S.A. started n umerous a ctivities c onnected w ith o rganizational c hanges in PKN ORLEN Capital Group:

- **Disinvestments process**
  - There is prepared a concept of disinvestments in transportation companies from the PKN ORLEN Capital Group. It assumes dis posal o f seven companies and final establishment of capital group with ORLEN Transport Plock Sp. z o.o. as a dominant company. During 2003 there were disposed two entities: ORLEN Transport Warszawa Sp. z o.o. and ORLEN Transport Poznan Sp. z o.o. These entities are part of the capital group of ORLEN Transport Plock Sp. z o.o. and are direct subsidiaries companies of PKN ORLEN S.A. There are also intensive works in progress on disposal of another three entities (ORLEN Transport Lublin Sp. z o.o., ORLEN Transport Kedzierzyn – Kozle Sp. z o.o., ORLEN Transport Szczecin Sp. z o.o.) to external investors.
  - For the maintenance companies from the group there was prepared a disinvestments concept. It assumes the holding of two entities in Plock. During 2003 there were disposed 5 entities: ORLEN Mechanika Sp. z o.o., ORLEN Remont Sp. z o.o., ORLEN Eltech Sp. z o.o, ORLEN EnergoRem Sp. z o.o and ORLEN WodKan Sp. z o.o. The concept for maintenance companies was fully completed in 2003.
  - For the maintenance companies of fuel stations there was prepared a disinvestments concept. It assumes disposal of 11 entities and holding of Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. with its capital group (4 entities). During 2003 there took place the disposal of 4 entities: Serwis Katowice Sp. z o.o., Serwis Kedzierzyn – Kozle Sp. z o.o., Serwis Rzeszow Sp. z o.o., CPN Serwis Kielce Sp. z o.o., which jointed the capital group of ZUD Sp. z o.o. and the disposal of 8 maintenance companies outside the group, including: Serwis Gdansk Sp. z o.o., Serwis Krakow Sp. z o.o, Serwis Podlasie Sp. z o.o., Serwis Poznan Sp. z o.o., Serwis Szczecin Sp. z o.o., Serwis Zachod Sp. z o.o., Serwis Slupsk Sp. z o.o., Serwis Wroclaw Sp. z o.o. In case of another 3 entities there are advanced works preparing the disposal of: Serwis Mazowsze Sp. z o.o., Serwis Nowa Wies Wielka Sp. z o.o., Serwis Lodz Sp. z o.o. The sales agreements should be signed in first half year of 2004.
  - There is also disinvestments concept for minority shareholdings of Capital Group of PKN ORLEN S.A.

During 2003 there has been completed disposal of 11 entities. For 2004 there is a plan to continue this strategy.

- Polkomtel S.A. – there is a plan to sell the stake owned by PKN ORLEN S.A. During 2003 there were in progress works directed to choose the advisor. In progress are also works aimed to sell these shares at the end of 2004.

- **Consolidation process**
  - In strategic entities – distributing ones, so-called RORs (Regional Market Operators) the strategy assumes repurchase of shares and stakes from minority shareholders, in order to reach extensive control over these entities, maintaining of companies as concern's distribution canals, concentration in fuel wholesale market, the possibility of capital conversions in entities and regional consolidation

  Except for organizationally – legal changes in the Dominant Company following changes in the companies from the capital group took place:

- **Rafineria Trzebinia S.A.**

The Management Board of Rafineria Trzebinia S.A. recognized risks resulting from uncertain profitability of current production profile, based on crude oil processing and current tax allowances and developed and consistently realised restructuring program, based on following principles:

- in following two years departure from existing unprofitable in current scale crude oil processing,
- division of activity through investment program in bio-fuels and paraffin hydrorefining,
- changes in the capital group through disposal of support activity entities and creation of specialised product companies in area of bitumen, paraffin and engine oils,
- creation of the capital group in a holding structure,
- retention of existing workplaces and reduction of dismissal to natural leaves.

Creation of financially strong holding, which will concentrate in the Dominant Company following activities:

- group strategy,
- ownership supervision,
- capital and financial management,
- trade (procurement and sales),
- accounting,
- personal.

Efficient and effective management will enable better utilisation of potential of the capital group Rafineria Trzebinia S.A. and lead to the synergy effect. On one hand, through the concentration of homogenous areas of production and service activity in specialised entities, it will enable maximisation of product finalization and on the other hand will help achieving increased market share, including improvement in competitiveness. Formed holding

structure will enable elastic decision making in relation to expansion of the Group to other areas of activity, as well as consolidation of homogenous activities with other entities on the market (e.g. paraffin, bitumen or oil activities of southern refineries). In the opinion of the Management Board the success of the program will assure independence of Rafineria Trzebinia S.A. from the influence of non-objective tax rules and creation of a strong, in terms of capital and organisation, capital group. Realization of the above mentioned plans will allow simultaneously the maintaining of current employment level.

- **Rafineria Nafty Jedlicze S.A.**

In 2003, there were introduced significant changes in management system and work organization, in order to reach an improvement in economic processes organization and operation costs optimization. Within the framework of these changes, current organizational structure was modified in order to secure complete realization of economic processes at the lower employment level. There were several organizational units liquidated for this purpose (29 divisions), and the realization of economic processes is now based on project teams. New structure was implemented on 1 July 2003. As a result there were also some modifications in internal organizationally – legal acts, such as: Organizational Regulations, Service Regulations for particular production and organization units, Pay rate Qualification Schedule, results schedule for particular positions and the Manual of Circulation and Control of Documents.

Except for the above mentioned changes conducted during 2003, there are also important external factors having an impact on the results of Capital Group as well as internal actions, undertaken in order to ensure high economic efficiency.

The most important external factors having an impact on the results of Capital Group are the following:

- ***Economic growth***

The results presented by Central Statistics Office, show improvement of unfavourable trend observed since II half of the year 2000. GDP in 2003 increased by 3.7%. Increase of GDP was mainly influenced by increase in export and domestic demand. Forecast for the year 2004 are more optimistic, as the project of the state budget for the year forecasts increase in GDP to 5%. Fast rate of the economic growth in Poland may have positive influence on the increase of the consumption of liquid fuels.

- **Unemployment rate increase**

As at 31 December 2003 there was a larger unemployment than at the end of 2002. Unemployment rate at the end of 2002 amounted to 18.0% compared to 20.0% at the end of 2003. High unemployment rate in Poland is one of the factors, which limits internal demand and influences the level of sales of products of the Group.

- **Inflation**

From the data delivered by Central Statistics Office (GUS) results, that the average price increase of consumption goods and services in 2003 was lower than in 2002 (0.8% compared with 1.9%), and lower than it was assumed in Budgetary Act (by 1.5 point). Higher than in 2002 was yearly average price dynamics in transportation (increase by 4.5% compared with 1.1%) and fuel prices for private vehicles (7.9% compared with 0.8%).

- **Crude oil prices, refinery products and margins**

Changes in crude oil prices as well as big fluctuations in finished goods prices on world markets, cause significant variations in margins received by the Capital Group. During 2003 there were large fluctuations in crude oil prices. The average price of Brent barrel increased in comparison to 2002 by 15.3% to the level of 28.86 USD/bbl. Additionally during 2003 there were strong increases in product margins (crack), which positively influenced the results of the Group. Margins on fuel increased by 32.6% to the level of 80.63 USD/tonne, for diesel by 70.9% to the level of 57.96 USD/tonne and for Ekoterm by 82.5% to the level of 42.09 USD/tonne. For the refinery margins there were significant increases from the level of 1.04 USD/bbl to 3.06 USD/bbl (according to PVM).

- **Fluctuation of foreign exchange rate**

The exchange rate fluctuations have significant impact on sales revenue and results of the Company (by means of adjusting the fuel prices on the basis of import parity), costs of crude oil and other raw materials as well as financial costs related to debt denominated in foreign currencies. Purchases of crude oil and other raw materials realised by the Company are denominated in USD and EUR, although the majority of revenues are realized in PLN. As a result of the above trend, changes in the exchange rate of PLN to foreign currencies have a significant impact on the results achieved by the Capital Group. The average annual year exchange rate of USD decreased in 2003 by 4.7% to the level of PLN 3.89 (calculated as arithmetical average of daily NBP exchange rates within period from 1 January to 31 December 2003). Simultaneously, the EUR exchange rate increased by 14.8% to the level of 4.40 PLN.

- **Changes in fiscal policy and current law regulations**

Corporate Income Tax rate for 2003 equalled to 27%. However, in 2004 Corporate Income Tax rate will decrease to 19%. Lower level of tax rate will positively influence net results of the Capital Group. Changes in excise tax and VAT regulations resulting from Poland's accession into the European Union will also have a significant impact on economic situation of the Group.

- **Mandatory reserves**

Owing to obligations, resulting from prospective membership in European Union, Poland is compelled to reach the level of 90-days mandatory reserves of liquid fuels, constituting the assurance of the energetic safety for the country. Thus, the producers and importers of fuels have been necessitated to create the mandatory reserves. The current schedule of creation the reserves of liquid fuels is specified in the Decree dated 14 June 2002, implemented on 1 July 2002. The reserves are created on basis of production and import quantities, realised by the specific company in the previous year, less export. In 1999 and each of the following years the level of mandatory reserves required increases by further 2% as to reach the level of 76 days of production or imports of the entity as at the end of 2008 (moreover the Ministry of Economy is responsible for setting of economic fuel reserves: for liquid fuel in quantity equal to 14 fuel consumption days in current year, this responsibility can be transferred to PKN ORLEN S.A.)

The Dominant Company builds and maintains mandatory reserves of fuels (gasoline, diesel, Ekoterm) and crude oil (PKN ORLEN S.A. has a proper permission to 60% of mandatory reserves in crude oil). Mandatory reserves are stored both in own warehouses and belonging to the other companies, among others Naftobazy Sp. z o.o. and PERN "Przyjazn" S.A. and Underground Warehouses for Crude Oil and Fuels of IKS "Solino" S.A. The cost of storing underground warehouses for crude oil and fuels are at the level definitely lower than the cost of warehousing until now.

- **Increase in car sales**

During the year ended 31 December 2003 higher demand on domestic car market compared to previous years was observed. According to companies analysing motor market, car sales in 2003 increased by about 16.3% to the level of over 358 thousand of cars. Increase in sales of new cars influences favourably rise in fuel consumption in Poland.

- **Interest rates**

Very low inflation pressure as well as necessity to recover the economy were favourable for further reduction of base interest rates. At the end of 2003 Lombard Rate reached the level of 6.75% whereas Discount Rate 5.75%. (At the end of 2002 respectively 8.75% and 7.50%). The level of interest rates influences cost of the Company's debt.

The following internal factors influenced the results achieved by Capital Group of PKN ORLEN S.A. in 2003:

- **Loyalty programs development in the Dominant Company**

VITAY program is a loyalty scheme designed for the individual clients visiting ORLEN filling stations on the regular basis. VITAY was implemented on 14 February 2001. Until 31 December 2003 VITAY has gained over 4.4 million of participants and was introduced in 1,539 filling stations, including 1,298 own stations and 211 patronage stations and 30 franchise outlets. The clients, while purchasing under the program conditions are granted VITAY points, which can be traded later in petrol or VITAY gifts. In December 2002 the next stage of creating relationships with customers and strengthening their loyalty was implemented. Program VITAY was enriched by quality prizes and partner offers of the companies cooperating with the PKN ORLEN S.A. In a new edition of VITAY catalogue a new formula of granting points was applied in order to promote services offered by filling stations (e.g. car wash and vacuum cleaner).

The Dominant Company's offer for enterprises possessing their own means of transportation is called FLOTA POLSKA. At the end of 2003 the program embraced almost 4,000 fleets. Fuel Fleet cards are designed for clients that wish to take part in user friendly and financially beneficial system of fuelling and basic car service.

- **Rebranding in Dominant Company**

During the year 2003 PKN ORLEN continued initiated in 2002 process of changing the external visualisation ("rebranding") on retail stations. Rebranding is considered to be one of the most long – term significant projects in the Dominant Company's strategy. Large number of fuel stations required involvement of significant financial resources. At the end of 2003 389 filling stations (including 20 franchise outlets) were fully rebranded, whereas 872 locations were under partial rebranding. In 2003 the process of visualisation was completed

- **Investment programs in Dominant Company**

The increase of the Dominant Company effectiveness during the year 2003 was to a great extent influenced by investment processes in production and marketing.

The most important projects already finished or being still in progress are listed below:

- upgrade of Hydrocracking Installation in order to improve the production capacity by 30%, the project was completed in the 3rd quarter 2003,
- building of new petrol and diesel fuel tanks, increasing storage capacity in order to properly composite and store fuels – project was completed in the 2nd and 3rd quarter 2003,
- implementation of bio-components dosing program and the possibility of production of petrol including ethanol – project completed in 3rd quarter 2003,
- modernization of 00-320 No. 2 boiler in order to secure production of steam for the purposes of Production Plant - project completed in 4th quarter 2003,

- modernization of phenol sewage treatment – recovery of acetone and phenol from sewage – project completed in 1st quarter 2003,
- modernization and development of storage bases,
- investments in own and patronage petrol stations.

In 2004 the following projects are expected to be completed:

- Investments related to polyolefins within Joint Venture Company with Basell,
- Adaptation of technological furnace F201 on installation HON II and HON III in order to transfer them under supervision,
- Modernisation of Hydrogen Recycling Installation,
- Construction of Desulphurisation of Cracking Fuel Installation,
- Modernisation of railway crossings in PKN ORLEN located in Production Plant in Plock,
- Further stages of investment in IT systems of the Dominant Company,
- Modernization of storage bases,
- Investments in petrol stations chain,
- Construction of new fuel tanks on the Production Plant premises.

- **Optimisation projects in Dominant Company**

Implemented in cooperation with KBC company Profit Increase Program (PIP), brings measurable effects in reduction of cost crude processing per barrel. The program bases on technological procedures modification and optimisation of production capacity of individual installations what results in decrease of production costs of the Dominant Company. The program brings measurable cost reductions in the area of variable production costs. The contract ended in October 2001. Currently the process implementation effects are monitored. As a result of PIP about 41 rationalizations were implemented. Some of them (not introduced yet) were listed as initiatives of Cost Reduction Program (for example on HOG installation).

The contract realised with Aspen Technology Limited Sheraton House will ensure the improvement of performance of PIMS program used for production process optimisation.

Cooperation with Shell Global Solutions company will result in installations' production time optimisation and in maintenance decrease of maintenance costs. The program will ensure the unification of risk management methodology within the whole Production Plant and will contribute to the improvement of production installations work.

- **Risk Management System in Dominant Company**

In 2002 the Dominant Company initiated the implementation of Risk Management System. Measurement and Risk Analysis System application equipped with Monte Carlo simulation of market changes based on Cash Flow at Risk and Earnings at Risk methodology is the fundamental element of the system. During the implementation the exposition map was worked out and risk factors managed by the PKN ORLEN S.A were defined. They include commodities price risk, foreign exchange rate risk and interest rate risk. Since the second half of the year 2003 PKN ORLEN S.A. monitors the risk to which is exposed and since the 4th quarter applies hedging transactions. In 2004 Measurement and Risk Analysis System will include main companies of the ORLEN Capital Group.

Due to dependence of its revenues on dollar and EURO exchange rates the Dominant Company optimise its portfolio of foreign currencies loans by among others adding to its liabilities denominated in dollar bank loans valued in EURO.

- **Acquisition of petrol stations in Germany**

On 10 December 2002 after a few months of negotiations, the Dominant Company reached the initial agreement with British Petroleum (BP) regarding acquisition of petrol stations chain located in northern Germany (Jewel package). The offer included 494 fuel stations operating under three brands: BP, Aral and EM Eggert. Management claims that this transaction is the significant step towards implementation of regional expansion strategy. As a result of the acquisition of 494 petrol stations in the Northern Germany the Company gained about 2.4% share in German fuels retail market in terms of sales of fuels and 3% share as number of petrol stations is concerned. PKN ORLEN S.A. targets at increase in Northern German market share. In 2003 the German companies, engaged in sale of fuels, started their activities within PKN ORLEN Capital Group.

- **Establishment of Joint Venture with Basell**

Realisation of an agreement dated 30 September 2002 between PKN ORLEN and Basell Europe Holdings B.V. was conditioned by 3 suspending factors: signing of trade contracts, gaining an approval from OPCC and gaining sufficient funds for realisation of planned investments. On 24 February 2003 the last condition was fulfilled and on 1 March 2003 Basell Orlen Polyolefins Sp. z o.o. commenced its operation in area of production and sales of polyolefins.

- **Consolidation of asphalt production and distribution**

PKN ORLEN S.A. and Rafineria Trzebinia S.A. are taking part in the project of consolidation of asphalt production and distribution within the Capital Group. On 31 May 2003 the Dominant Company signed an agreement to dispose the assets of Asphalt Plant (including: property, fixed assets and equipment) to BITREX Sp. z o.o. located in Trzebinia for PLN 81,754.9 thousand. Additionally, on 23 May 2003, in exchange for cash, PKN ORLEN acquired 100,000 shares with a par value of PLN 500 each. As a result PKN ORLEN owns shares representing 82.46% of the initial capital of ORLEN Asfalt Sp. z o.o. (previously BITREX). The remaining 17.54% stake is owned by Rafineria Trzebinia S.A.

- **Implementation of efficiency plans in Dominant Company**

At the end of 2002, the Company's Management Board decided to implement two significant efficiency plans during the period 2003-2005 – value based management system and a comprehensive plan to reduce operating expenses. The first plan will allow the Company to introduce modern management methods, make optimal decisions and improve managers' qualifications, which will help to increase Company's value and improve the shareholders' perception of the Company. The second plan will ensure a decrease in a significant part of operating expenses in all areas of the Company's activities.

- **Changes in excise duty tax from oils – Rafineria Nafty Jedlicze S.A.**

In 2003 the situation on the market of both used and lubricating oils become complicated due to changes in excise duty calculation, introduced by the decree of Minister of Finance dated 28 July 2003., changing the decree concerning excise duty. This changes had negative impact on the result for the year ended 31 December 2003 of Rafineria Nafty Jedlicze S.A., due to lack of possibilities to recalculate consequences of the new regulations on the final prices. Changes resulted also in the increase of employment of current assets in financing the operations, arising from elongation of excise tax due recovery. Due to above mentioned decree, starting from 1 September 2003 basis oil and used oils (up to 1 September 2003 free of tax charges) are levied with excise. The excise tax was also applied to lubricating oils, including motor oils. The excise duty resulted in crash on the used oil collection and recovery market. Revision of this decree dated 30 October 2003 resulted in reduction of negative effects of regulations valid from 1 September 2003. This revision abolished the excise on used oils, and it reduced the tax rates on basis and lubricating oils. However stoppage of used oil purchasing during September and October 2003, resulted also in decrease of purchasing in the next months.

- **Petrolot Sp. z o.o.**

The crisis in civil aviation was maintained during 2003, due to terrorist attacks from previous years, increased additionally by the war in Iraq and SARS disease. Difficult domestic economic situation resulted in decrease of demand from the largest clients, such as PLL LOT S.A. and White Eagle Aviation. In spite of unfavourable factors, the quantitative sales plan of the fuel Jet A-1 was fulfilled in 104%, and plan expressed in currencies was fulfilled in 110%. The main reason for this accomplishment was extension of activity since January 2003 by new airport: Katowice – Pyrzowice.

- **Ship-Service S.A.**

The company received the duty-free import quota for navy fuels with significant delay i.e. since the beginning of September 2003. As a result the company had to import fuels with duty, which has an significant impact (25%) on the costs of purchased goods.

- **Petrotel Sp. z o.o.**

The company received from the President of Telecommunication and Post Regulatory Office the telecommunication licence No. 45/2003/Z on 20 February 2003. The licence allows the exploitation of public stationary telephone network, including number allocation across Poland.

III. CURRENT AND PROJECTED FINANCIAL POSITION OF THE CAPITAL GROUP

3.1 P RODUCTION

The volume of crude oil processed in 2003 amounted to PLN 12.272 thousand ton and was lower by 5,9% in comparison to pervious year. As the result of the gudron hydrodesulphurization installation overhaul standstill in the Dominant Company, the share of low sulphur crude oil in oil processing was lowered from 3% in 2002 to 1% in 2003. Proper work of refinery units and performed modernization of hydro-cracking installation enabled to increase the share of white products (light products) in the Dominant Company from 78.40% in 2002 to 79.73% in 2003. Moreover, hydrocracking ("HK") installation improvement in concern allowed increasing throughput of HK installation by 30% and improving the flexibility of change in production profile to increase the output of diesel oil.

During 2003 among the basic motor fuels significant changes in quality structure were observed. In 2003 the quantity of fuels which included bio component (EETB = min. 5%) accounted for 61% of total fuels produced. The amount of fuels with the sulphur content below 150 ppm and share of benzene below 1% amounted to 2,767 thousand tonnes in 2003 which account for 100% of total fuels produced (in 2002 the average content of sulphur and benzene in fuels was 200 ppm and 1.17%, while in 2003 106 ppm and 0.71% respectively). At the half of the year 2003 the production of the new branch of diesel fuel– ONM "Standard 25" was commenced while the production of "Standard 50" was suspended. New fuel has twice lower content of sulphur. Moreover, emission of toxic compounds in fumes w as r educed s ignificantly. T his d iesel w as a warded t he E uropean M edal b y t he E uropean I ntegration Committee and Business Centre Club.

In 2003 quantity change in production of diesel was observed. Production of diesel increased by 1.7% while demand for aircraft fuel JET A-1 rose by over 14% as compared to 2002.

In 2003 the output of petrochemicals in the Dominant Company fell down from the level of 1,082 thousand tonnes in 2002 to 1,061 thousand tonnes at the end of 2003. Heavy decline in sale of plastics results from high production of ethylene and propylene for sale.

3.2 I NFORMATION CONCERNING THE BASIC PRODUCTS AND SERVICES AS WELL AS SALES MARKET AND SUPPLY SOURCES FOR COMPANIES OF THE CAPITAL GROUP

Information concerning the basic products and services as well as sales market and supply sources for the Capital Group are presented further in Additional Information.

3.3 FINANCIAL RESOURCES MANAGEMENT

During the year ended 31 December 2003 net financial indebtedness of the Company increased insignificantly. Consequently, net financial debt to equity ratio (calculated as credits, loans and debt securities less cash and other financial assets to equity) remained stable at the level of 25.2% as at the end of 2003, what indicates the stable potential of obtaining financial funds. During 2003 changes in both maturity as well as in the currency structure of financial liabilities occurred. These changes result from signing of dual currency bank loan agreement denominated worth of EUR 500 million.

Denomination of debt in EURO is the result of necessity to secure financing for Northern Packet acquisition (494 petrol stations in Germany).

During 2003 the Dominant Company intensively benefited from both operational short-term credit and overdraft from Polish banks. Additionally it issued short-term bonds as a part of bonds issuance program and benefited from long-term consortium loan from foreign banks.

The Company pays a great attention to efficient cash-flows management within its accounts. Since February 2001 a system of financial resources concentration for the whole Capital Group is in operation. At the end of 2003 there are 15 companies of the Capital Group active in automatic system, whereas whole Capital Group derives measurable gains from optimisation of the current liquidity.

As at the end of 2003 the level of credits, loans and issued securities in the Capital Group of PKN ORLEN S.A. amounted to PLN 3,030,297 thousand and was higher by PLN 467,677 thousand in comparison to the level as at the end of 2002. In the Dominant Company itself there was an increase of net financial indebtedness by 14.9%. The level of indebtedness in the Capital Group as at the end of 2003 decreased by PLN 3,774 thousand in comparison to the previous year and amounted to PLN 2,311,987 thousand. The decrease of indebtedness and increase in value of share capital resulted in decrease of debt to equity ratio (calculated as credits, loans and debt securities less cash and other financial assets to equity) from 29.2% as at 31 December 2002 to 25.3% at the end of 2003.

Detailed information on maturity dates of credits, loans and debt securities issued by PKN ORLEN S.A. are presented in notes 22D, 23C and 23D to Capital Group PKN ORLEN S.A. consolidated financial statements for year ended 31 December 2003.

During 2003 the entities from the Capital Group (excluding Dominant Company) incurred following significant loans:

- **Anwil S.A.**

New loans granted in current account:

- Bank Ochrony Srodowiska S.A. – from 1 August 2003 till 31 July 2004 – amount PLN 20,000 thousand,
- Bank Millennium S.A. – from 28 July 2003 till 28 July 2004 – amount PLN 30,000 thousand.

- **IKS SOLINO S.A.**

- Investment loan in the amount of PLN 130,000 thousand, an amount of loan to be repaid: PLN 98,141 thousand; maturity date – December 2013,
- Investment loan amounted to PLN 38,000 thousand, an amount of loan to be repaid: PLN 22,691 thousand; maturity date – December 2014,
- credit in current account in the amount of PLN 500 thousand, an amount of credit to be repaid: PLN 1 thousand; maturity date – December 2004,
- Loan amounted to PLN 225 thousand, an amount of loan to be repaid: PLN 34 thousand; maturity date – September 2005.

- **Rafineria Nafty Jedlicze S.A.**

- Loan from NFOSiGW (the National Fund for Environmental Protection and Water Resources Management) in the amount of PLN 50.000 thousand to finance investment project "Hydrockracking Installation", an amount of loan to be repaid: PLN 30,000 thousand; maturity date – December 2006,
- Credit granted by Bank Ochrony Srodowiska S.A. branch Rzeszow in the total amount of PLN 6,800 thousand to finance the project "additional equipment for used oil collection bases of RNJ", an amount of credit to be repaid: PLN 680 thousand; maturity date – July 2004,
- Credit granted by ING Bank Slaski S.A. branch Katowice in the total amount of PLN 29,689 thousand to finance the project "Hydrockracking Installation", an amount of credit to be repaid PLN 19,298 thousand; maturity date – December 2006,
- Credit granted by ING Bank Slaski S.A. branch Katowice in the total amount of PLN 11,000 thousand to finance operations, an amount of credit to be repaid: PLN 10,968 thousand; maturity date – May 2005,
- Credit granted by Banku Polska Kasa Opieki S.A. branch Jedlicze in the total amount of PLN 8,000 thousand to finance operations, an amount of credit to be repaid: PLN 4,036 thousand; maturity date – April 2004,
- Credit granted by Banku PKO Bank Polski S.A. branch Croons in the total amount of PLN 25,000 thousand to finance operations, an amount of credit to be repaid: PLN 25,000 thousand; maturity date – December 2006,
- Credit granted by Banku PKO Bank Polski S.A. branch Croons in the total amount of PLN 20,000 thousand to finance operations, an amount of credit to be repaid: PLN 20,000 thousand; maturity date – December 2006,

- Credit granted by Banku Millenium S.A. in the total amount of PLN 15,000 thousand to finance operations, an amount of credit to be repaid: PLN 15,000 thousand; maturity date – March 2004,
- Credit granted by BRE Banku S.A. branch Rzeszow in the total amount of PLN 5,000 thousand to finance operations, an amount of credit to be repaid: PLN 4,999 thousand; maturity date – December 2006.

- **Rafineria Trzebinia S.A.**
- Credit granted by BPH PBK S.A. up to the amount of PLN 15,000 thousand, an amount of credit to be repaid: PLN 1,481 thousand; maturity date – March 2004,
- Investment credit granted by Bank Handlowy w Warszawie S.A., an amount of credit to be repaid: PLN 39,876 thousand; maturity date – June 2004,
- Long term loan granted by the National Fund for Environmental Protection and Water Resources Management, an amount of credit to be repaid: PLN 400 thousand; maturity date – March 2004.

- **ORLEN PetroTank Sp. z o.o.**
- investment credit granted by BPH, up to the amount of PLN 12,472 thousand, an amount of credit to be repaid: PLN 3,478 thousand; maturity date: December 2006,
- investment credit granted by BPH, up to the amount of PLN 31,395 thousand, an amount of credit to be repaid: PLN 18,545 thousand; maturity date: December 2006,
- middle term credit granted by BPH, up to the amount of PLN 15,000 thousand; maturity date: March 2006,
- short term credit granted by Bank Handlowy w Warszawie S.A., up to the amount of PLN 20,000 thousand; maturity date: December 2004.

- **ORLEN PetroProfit sp. z o.o.**
- long term loan up to the amount of PLN 4,200 thousand; maturity date– December 2004.

- **ORLEN PetroZachod Sp. z o.o.**
- short term loan granted by PKO BP S.A. Poznan, up to the amount of PLN 2,200 thousand, an amount of credit to be repaid PLN 1,306 thousand; maturity date – December 2004,
- short term credit granted by Bank Handlowy w Warszawie, up to the amount of PLN 5,000 thousand, an amount of credit to be repaid: PLN 4,977 thousand; maturity date – December 2004,
- long term credit granted by Bank Handlowy w Warszawie, up to the amount of PLN 6,500 thousand, an amount of credit to be repaid: PLN 1,627 thousand; maturity date – March 2006.

- **Ship Service S.A.**
- credit in the amount of USD 2,300 thousand, Bank Handlowy w Warszawie, an amount of credit to be repaid: USD 1,620 thousand; maturity date – May 2004,
- credit in the amount of PLN 6,600 thousand, Bank Handlowy w Warszawie, an amount of credit to be repaid: PLN 4,325 thousand; maturity date – May 2004,
- credit in the amount of PLN 2,000 thousand., NORDEA Bank Polska S.A., an amount of credit to be repaid PLN 1,865 thousand; maturity date – September 2007.

- **Petrolot Sp. z o.o.**
- credit in current bank account in BRE Bank S.A. up to the amount of PLN 10,000 thousand; maturity date – September 2004,
- credit for investment financing granted by Bank Slaski S.A. in the amount of PLN 11,200 thousand, an amount of credit to be repaid PLN 8,671 thousand; maturity date – December 2009.

- **Petrotel Sp. z o.o.**
- investment credit in the amount of PLN 6.000 thousand, an amount of credit to be repaid PLN 6,000 thousand; maturity date – June 2008,
- investment credit in the amount of PLN 2,600 thousand, an amount of credit to be repaid PLN 2,600 thousand; maturity date – June 2008.

- **ORLEN Gaz Sp. z o.o.**
- Credit in current bank account in Bank Handlowy w Warszawie S.A. in the amount of PLN 5,500 thousand, an amount of credit to be repaid PLN 2,982 thousand; maturity date – June 2004,
- Credit in current bank account in PEKAO S.A. in the amount of PLN 2,000 thousand; an amount of credit to be repaid PLN 1,523 thousand; maturity date – September 2004,
- Investment credit Bank Handlowy w Warszawie S.A. in the amount of PLN 2,500 thousand, an amount of credit to be repaid PLN 1,030 thousand; maturity date – May 2004.

- **ORLEN Deutschland GmbH**

- Credit in BPH (Poland) in the amount of EURO 55 million for the period from 22 December 2003 to 10 February 2004 to finance the double excise tax payments for December. This credit is secured by the guarantee of PKN ORLEN S.A. This credit will be repaid in two portions: until 5 February 2004 the amount of EURO 35 million; until 10 February 2004 the amount of EURO 20 million,
- Credit in the amount of EURO 19.5 million in HSH bank, incurred in the past and currently secured by long-term investment. The credit will be repaid in instalments up to 2010,
- Other credits amounting up to EURO 13 million incurred in the past in order to finance investments and mortgage secured. Repayment date up to 2008.

3.3.1 Loans, sureties and guarantees granted to employees and companies of the Capital Group

In 2003 58 employees of ORLEN Laboratorium Sp. z o.o. were granted loans from the PKN ORLEN S.A. Privatisation Fund for the total amount of PLN 483.5 thousand.

As at 31 December 2003 2,868 employees of companies created as a result of PKN ORLEN S.A. restructuring program were granted loans from the PKN ORLEN S.A. Privatisation Fund for the amount of PLN 11,948 thousand.

Simultaneously, in case of 21 former employees of companies created as a result of PKN ORLEN S.A. restructuring program, they had their liabilities converted from cash payment to non-cash liability (employees transferred to PKN ORLEN S.A. their shares purchased for loans from Privatisation Fund). As a result PKN ORLEN acquired without cash payments stakes/shares worth PLN 54.6 thousand.

In connection with the implementation of development project related to Technology - Industrial Park in Plock significant changes were introduced. Companies created as a result of PKN ORLEN S.A. restructuring which will participate in that project are entitled to benefit from the Fund's resources and to draw loans from Privatisation Fund resources for purchase of shares/stakes for management buyout. Such possibility of obtaining funds for these transactions will facilitate the process of divesture reducing concerns among companies' staff.

Above changes were incorporated in new Regulation of Privatisation Fund Usage accepted by the Management Board and Supervisory Board of PKN ORLEN S.A

Closing balance of loans granted from the Company's Social Fund to employees and pensioners of the Company as at 31 December 2003 amounted to PLN 16,703.8 thousand, whereas closing balance of loans granted to the employees of consolidated companies from the Capital Group, which signed an agreement with PKN ORLEN S.A. on having a common social activity, amounted to PLN 2,371.1 thousand.

As at 31 December 2003 the off-balance sheet liabilities of the Dominant Company (presented in standalone financial statements) from guarantees and sureties amounted to PLN 961,156 thousand including:

subsidiaries on benefit of which guarantee and sureties were granted	in PLN (in thousand)	in currency of guarantee (in thousand)	Maturity date
ORLEN PetroTank Sp. z o.o. Widelka	43,867	43,867 PLN	2008-07-02
Rafineria Nafty Jedlicze S.A.	30,000	30,000 PLN	2006-12-20
ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	288	60 EURO	2006-03-31
ORLEN Deutschland GmbH	815,082	170,000 EURO	2004-07-28
TOTAL	**889,237**	-	-

joint ventures which were granted guarantees and sureties:	in PLN (in thousand)	in currency of guarantee (in thousand)	Maturity Date
Basell Orlen Polyolefins Sp. z o.o.	71,919	15,000 EURO	2004-01-15
TOTAL	**71,919**	-	-

Sureties in form of letters of comfort granted to banks and insurance companies in order to secure repayment of liabilities by its own subsidiary – ORLEN Deutschland GmbH, resulting from fuel trading are the key positions of off-balance sheet liabilities.

The other companies of the Capital Group of PKN ORLEN during 2003 granted the following loans, sureties and guarantees:

- **Anwil S.A.**
- surety of the investment loan granted to Agriculture Enterprise "Agro – Azoty" in Koniewo, amounting to PLN 550 thousand; expiration date – January 2005,
- surety of the investment loan granted to Agriculture Enterprise „Agro – Azoty II Wloclawek" in Laka, amounting to PLN 390 thousand; expiration date – June 2005,
- surety of the investment loan granted to Agriculture Enterprise „Agro – Azoty II Wloclawek" in Laka amounting to PLN 150 thousand; expiration date – October 2004,
- bank guarantee granted to WFOSiGW (the Provincial Fund for Environmental Protection and Water Resources Management) in Torun, amounting to PLN 750 thousand; expiration date – January 2005.

- **Rafineria Trzebinia S.A.**

- BH Warszawa – surety agreement of the short-term credit for Energomedia Sp. z o.o, amounting to PLN 1,100 thousand as at 31 December 2003; expiration date: 31 December 2004,
- BH Warszawa – surety agreement of the short-term credit for Naftowax, amounting to PLN 7,800 thousand as at 31 December 2003; expiration date: 10 May 2004,
- BH Warszawa – surety agreement of the short-term credit for ORLEN Asfalt, amounting to PLN 7,200 thousand as at 31 December 2003; expiration date: 9 July 2005,
- BPH Chrzanow – surety agreement of the short-term credit for Naftowax, amounting to PLN 3,000 thousand as at 31 December 2003; expiration date: 30 April 2004,
- BPH Chrzanow – surety agreement of the short-term credit for Ekonaft, amounting to PLN 400 thousand as at 31 December 2003; expiration date: 30 June 2004,

- **Ship-Service S.A.**

- surety for Bor-Farm Sp. z o.o. in BPH PBK in Warsaw II Oddzial in Szczecin for PLN 500 thousand; expiration date – September 2004,
- surety for Bor-Farm Sp. z o.o. in Bank Gospodarki Zywnosciowej S.A. Oddzial in Gryfice amounting PLN 200 thousand; expiration date – December 2004,

- **ORLEN Oil Sp. z o.o.**

Due to concluded agreements in 2003 on usage of credit card Paylink in Fakturyonline System, the company signed surety agreement in Bank Handlowy w Warszawie S.A. The signed surety agreements state the amounts up to PLN 26,640 thousand. In December 2003 the agreements on usage of credit card Paylink expired. The signed surety agreements will expire gradually during 2004. For the collateral of concluded surety agreements the company obtained proper bill of exchange collateral.

- **Petrolot Sp. z o.o.**

For an order of Petrolot Sp. z o.o. there was issued by Bank Handlowy S.A. guarantee amounting up to PLN 9 million, for the period ended 3 November 2004.

3.3.2 Bond issuance

Bonds issue is flexible and effective instrument of gathering financial funds used for payment of current liabilities and repayment of matured securities. Issue is made in form of public auction, in which Bank Handlowy w Warszawie S.A., Bank Pekao S.A. and BRE Bank S.A. participate. The issue is conducted by the bank, with most favourable profitability of issued securities.

In 2003 the Dominant Company was issuing three months bills.. On maturity date bills were repurchased or they were rolled (new issue), if cash was needed, prolonging the period of financing. Under the Bond Issue Program the Dominant Company is able to issue bonds up to the total indebtedness amount not exceeding PLN 700 million. As at 31 December 2003 the indebtedness of the Dominant Company from bond issuance amounted to PLN 317 million, of which PLN 251,000 thousand were purchased by the Capital Group companies, including PLN 240,000 thousand to companies consolidated under full method.

Other companies of the Capital Group PKN ORLEN S.A. did not issue securities in 2003.

3.3.3 Cash management

Financial situation of the Dominant Company remains stable and safe. The Dominant Company has high creditability, which enables it to receive quick and relatively inexpensive external financing. Next loan agreement for consortium credit in the amount of EUR 500 million was signed on 29 July 2003. This solution enables the Dominant Company to gain the foreign financing sources and on the other hand to reduce the demand for financing from the domestic banks. The recovered financial means, as the bank limits, may be used by the companies of the Capital Group. Simultaneously, the continuation of the bonds issuance program enable to use less expensive than banks sources of financing.

Shortage of available cash during 2003, caused lack of short-term financial investments. Financial resources from current inflows were used for repayments of overdraft or located on automatic "overnights".

3.4 P ROFIT AND LOSS STATEMENT

3.4.1 Sales income

In 2003 sales of finished products, goods for resale and materials of Capital Group PKN ORLEN amounted to PLN 33,720,934 thousand, which is 28.1% more than in 2002. Including the companies in Germany in consolidation brought over PLN 6.3 billion of sales income. Rise in sales of the Capital Group was realised due to beneficial macroeconomic factors. Year 2003 was dominated by high level of crude oil prices on the worldwide markets, comparing to 2002 (increase in petrol prices by 19.7%, diesel by 23.9% and Ekoterm by 22.8%). Increase in prices of the basic products was combined with decrease of USD/PLN exchange what influenced in the negative way mostly t he inc ome o f t he D ominant C ompany. As t he r esult o f a bove de scribed e vents t he s hare of D ominant Company in the Capital Group's income fell to the level of 73.0%.

3.4.2 EBIT

Profit on sales of Capital Group of PKN ORLEN S.A. for the year ended 31 December 2003 amounted to PLN 1,300,232 thousand and it was higher by 58.3% in comparison to the profit on sales in 2002. Such high level of profit on sales was much influenced by result of the Dominant Company, that was higher by 77.2% in comparison to the profit on sales in 2002. Such high increase in profit on sales was achieved thanks to intensification of trading activities and proper usage of advantageous market conditions (margins-cracks on quotations). In 2003 the Dominant Company recorded almost identical level of total sales quantity (decrease by 2.6% in comparison to 2002).

In 2003 profit on other operational activity amounted to PLN 3,617 thousand in comparison to loss of PLN 62,779 thousand in the previous year. Such considerable disproportions are caused by the fact that difference between book and fair value valuation of contribution-in-kind transferred to Basell Orlen Polyolefins Sp. z o.o., amounting to PLN 112 million is included in other operating income.

Operating profit (EBIT) for the year ended 31 December 2003 amounted to PLN 1,303,849 thousand and it was higher by PLN 545,236 thousand than profit achieved in 2002.

3.4.3 Financial activity

During 2003 loss on financial activities amounted to PLN 94,560 thousand, and it was higher by PLN 69,752 thousand than loss incurred during 2002. The increase in loss on financial activity was influenced by higher financial expenses arising in negative unrealised foreign exchange differences. On the other hand the result of the financial activity improved because of sales of stakes in NOM Sp. z o.o. by the Dominant Company (profit on the transaction equalled to approximately PLN 27.5 million) and the dividend received from Polkomtel S.A. (PLN 46.5 million).

3.4.4 Gross profit, income tax and net profit

As t he result o f p rofit o n e ach a ctivity, C apital G roup o f P KN O RLEN a chieved g ross p rofit o f PLN 1,242,087 thousand for year ended 31 December 2003 (increase in comparison to 2002 by 60.8%). Increase in gross profit was accompanied by decrease in income tax charge by 9.1% (mainly due to re-estimation of deferred tax liability resulting from change in Corporate Income Tax rate – decrease to 19% in 2004).

For year ended 31 December 2003 Capital Group of PKN ORLEN S.A. earned a net profit of PLN 1,013,649 thousand and it was higher by 111.5% than profit for the year 2002.

3.5 B alance sheet

3.5.1 Total assets

As at 31 December 2003 total assets of the Capital Group of PKN ORLEN S.A. amounted to PLN 16,982,695 thousand and increased by PLN 2,199,169 thousand (by 14.9%) in comparison to 31 December 2002. As far as assets are concerned, the main part, which amounts to 62.5% of total assets, was constituted by fixed assets (65.1% as at 31 December 2002). In equity and liabilities, the major part is shareholders equity constituting 53.8% of total liabilities as at 31 December 2003 (53.6% as at 31 December 2002). Comparing certain balance sheet captions as at 31 December 2003 and 31 December 2002 the following can be noted:

- rise in fixed assets by 10.4% to the level of PLN 10,622,416 thousand as a result of an increase in tangible fixed assets by PLN 773,498 thousand and increase of engagement in subsidiaries consolidated under equity method (Basell Orlen Polyolefins Sp. z o.o.) by PLN 385,731 thousand.
- increase in current assets by PLN 1,200,815 thousand, i.e. by 23.3% to the level of PLN 6,360,279 thousand, mainly as a result of incorporating German subsidiaries. Growth of inventory value by 6.7% (by PLN 190,186 thousand) is caused mainly by increase of inventories of goods for resale and raw materials in total by PLN 354,366 thousand. Simultaneously there was recorded a decrease of finished goods and work in progress (WIP) quantity to the level of PLN 164,733 thousand. Short-term receivables during 2003 increased by PLN 619,986 thousand, whereas cash and cash equivalents rose by 215.3% to the level of PLN 561,760 thousand.
- increase in shareholders equity by PLN 1,202,875 thousand to the level of PLN 9,129,889 thousand as the result of net profit generated by the Capital Group in 2002 and 2003.
- increase in liabilities and provisions for liabilities by PLN 938,856 thousand to the level of PLN 7,125,476 thousand resulting mainly from incorporating entities in Germany. Decrease in short-term indebtedness due to credits and loans and securities issued amounted to PLN 965,671 thousand. In the same time the long-term indebtedness rose by PLN 1,440,721 thousand, mainly due to increase of liabilities from credits and loans by PLN 1,433,348 thousand. Short-term trade liabilities increased by PLN 520,704 thousand.

3.5.2 Net financial indebtedness

As at 31 December 2003 the level of long-term and short-term loans, borrowings and debt securities issued in Capital Group of PKN ORLEN S.A. amounted to PLN 3,030,297 thousand and was higher by PLN 467,677 thousand in comparison to the level at the end of 2002. The net financial indebtedness of the Dominant Company itself rose (loans, borrowings and debt securities less cash and cash equivalents) by 14.9%. Level of net financial indebtedness in Group at the end of year 2003, comparing to the previous year is lower by PLN 3,774 thousand and rached PLN 2,311,987 thousand. Decrease in net financial indebtedness and rise in equity led to fall of financial debt to equity ratio (loans, borrowings and debt securities less cash and cash equivalents to equity) from the level of 29.2% as at 31 December 2002 to 25.3% as at 31 December 2003.

3.6 CA SH-FLOW STATEMENT

As at 31 December 2003 net working capital (current assets less current liabilities) amounted to PLN 2,058,796 thousand and increased in comparison to 31 December 2002 by PLN 1,706,432 thousand. It is due to higher increase of current assets (by 23.3%), and simultaneously to decrease of current liabilities (by 10.5%).

3.6.1 Operating activities

In 2003 net cash flows from operating activities amounted to PLN 1.613.772 thousand and were lower by 18.7% than cash flows from operating activities in 2002.

The most important factors influencing cash flows in 2003 in comparison to 2002 were:

- net profit increasing cash and cash equivalents level by PLN 534,314 thousand,
- change in short-term liabilities, except of loans and credits decreasing the level of cash and cash equivalents by 162,083 thousand, comparing to growth in 2002 by PLN 365,076 thousand,
- change in receivables and inventories decreasing the level of cash and cash equivalents by PLN 440,283 thousand, combined with decrease of cash and cash equivalents by PLN 706,053 thousand.

3.6.2 Investing activities

Net cash flows used in investing activities in 2003 amounted to PLN (-) 1,245,628 thousand, and in 2002 amounted to PLN (-) 935,707 thousand. This level of cash flow used in investing activities results from higher expenditures on financial assets (excluding debt securities) by PLN 289,240 thousand (acquisition of German entities).

3.6.3 Financing activities

In 2003 net cash flows used in financing activities amounted to PLN 15,404 thousand whereas in previous year PLN (-) 449,002 thousand in 2002. There was a significant growth of inflows due to loans and borrowings by 528.8% and growth of expenses on loans and credits repayment by 285.3%. Lowering of money market interest rates had a significant impact on financial charges due to interests by PLN 36,308 thousand.

For the reasons described above cash and cash equivalents rose by PLN 383,387 thousand to PLN 561,738 thousand.

3.7 E MPLOYMENT

Average employment in Capital Group PKN ORLEN (Dominant Company and consolidated subsidiaries) in 2003 amounted to 16.386 comparing to 17,810 in 2002. Employment in Capital Group at 31 December 2003 amounted to 15,133 employees, which indicates decrease by 2,685 persons in comparison to 31 December 2002, mainly due to disposal of maintenance entities.

3.8 S EGMENTS

3.8.1 Refinery Segment

Refinery Segment (in PLN thousand)	2003	2002	Change %
External sales	29,971,350	23,026,520	30.2%
Inter-segment sales	3,792,787	2,655,088	42.8%
Total sales	33,764,137	25,681,608	31.5%
Segment result	1,316,486	857,123	53.6%
EBITDA*	2,039,913	1,531,336	33.2%
Expenditure on fixed and intangible assets	692,505	523,619	32.3%
Share of segment in the Group's result	77.0%	80.8%	-4.7%
Share of segment in the Group's EBITDA	73.3%	73.2%	0.1%
Sales profitability	3.9%	3.3%	18.2%
Segment results/segment assets	11.8%	8.8%	34.1%
Segment results/segment equity **	15.7%	12.4%	26.6%
Debts/assets ratio	25.0%	28.6%	-12.6%
Assets turnover ratio	3.021	2.645	14.2%
CAPEX/EBITDA	33.9%	34.2%	-0.9%

*) segment result including depreciation
**) segment's assets less segment's liabilities

In 2003 the refinery segment generated sales revenue of PLN 33,764,137 thousand, which represents a 31.5% increase in comparison to the year 2002. External sales increased by 30.2% and internal sales increased by 42.8%.

During the year 2003 the segment result was PLN 1,316,486 thousand and was higher by 53.6% than the prior year's result. The segment's share in the Group's results dropped to 77.0%. Increase in result was achieved due to favourable macroeconomic factors (quotation prices and margins increase) and due to increase in national usage of liquid fuel (petrol, diesel oil and Ekoterm) by 5.9%. Significant effect on the segment's results had the consolidation of activity in Germany in 2003. In comparable conditions (after eliminating revenue of German companies) in 2003 total sales increased by PLN 675,267 thousand (by 2.9%) when compared to 2002.

The Dominant Company continued the process of re-branding of petrol stations, promotional and marketing campaigns aimed to win new clients were carried out. Thanks to among others the above activities the increase in non-fuel products sales by 15.1% was possible.

Significant effect on the result of the segment had: lower by PLN 169 million (i.e. by 29.5%) inland premium. It was caused by lower quantity sales of light products in the Dominant Company (by 0.6%), changes in price strategy, including discounts on spot prices in order to recover market share and black economy activity as well as necessity to face aggressive price strategy of competition companies.

The great significance for future development of the segment has the activity of major competitors on fuel market in Poland. Negative impact on the segment has also weakening demand (especially for petrol) and the activity of dishonest competition operating on the market with lower excise tax.

3.8.2 Chemical Segment

Chemical Segment (in PLN thousand)	2003	2002	Change %
External sales	3,165,168	2,876,930	10.0%
Inter-segment sales	1,399,295	1,296,353	7.9%
Total sales	4,564,463	4,173,283	9.4%
Segment result	377,731	155,130	143.5%
EBITDA*	566,401	353,041	60.4%
Expenditure on fixed and intangible assets	527,852	176,263	199.5%
Share of segment in the Group's result	22.1%	14.6%	51.4%
Share of segment in the Group's EBITDA	20.3%	16.9%	20.1%
Sales profitability	8.3%	3.7%	124.3%
Segment results/segment assets	15.0%	6.6%	127.3%
Segment results/segment equity **	17.5%	7.3%	139.7%
Debts/assets ratio	14.5%	8.7%	66.7%
Assets turnover ratio	1.810	1.789	1.2%
CAPEX/EBITDA	93.2%	49.9%	86.8%

*) segment result including depreciation
**) segment's assets less segment's liabilities

In 2003 the chemical segment achieved sales of PLN 4,564,463 thousand, which is an increase by 9.4% in comparison to 2002. External sales increased by 10.0% and internal sales by 7.9%

In 2003 segment result was PLN 377,731 thousand, and was higher by 143.5% compared to prior year's result. This significant increase is the effect of taking into account the difference in valuation of the contribution in kind to Basell Orlen Polyolefins Sp. z o.o. (PLN 112 million). As a consequence of contribution of organized part of the company to Basell Orlen Polyolefins Sp. z o.o., the yield of 50% of the difference between the book value of assets and liabilities and fair value of obtained shares has been showed. As a result of valuation of Basell Orlen Polyolefins Sp. z o.o. using equity method, there was a change in this segment's sales structure (eliminating sales of plastics) starting from 1 March 2003.

Improved result is the effect of increased demand for petrochemical products, and a rise in sales relating to the production intensification of aromatic compounds additives (especially ortoxylene, benzene and paraxylene).

3.8.3 Other operations

Other operations (in PLN thousand)	2003	2002	Change %
External sales	584,416	424,929	37.5%
Inter-segment sales	1,102,746	1,241,573	-11.2%
Total sales	1,687,162	1,666,502	1.2%
Segment result	15,545	49,201	-68.4%
EBITDA*	177,445	208,516	-14.9%
Expenditure on fixed and intangible assets	127,867	178,035	-28.2%
Segment share in the Group's result	0.9%	4.6%	-80.4%
Segment share in the Group's EBITDA	6.4%	10.0%	-36.0%
Sales profitability	0.9%	3.0%	-70.0%
Segment result/segment assets	0.8%	3.0%	-73.3%
Segment result/segment equity **	1.0%	3.8%	-73.7%
Debts/assets ratio	19.1%	21.4%	-10.8%
Assets turnover ratio	0.874	1.018	-14.2%
CAPEX/EBITDA	72.1%	85.4%	-15.6%

*) segment result including depreciation
**) segment's assets less segment's liabilities

In 2003 the segment of other operations achieved sales of PLN 1,687,162 thousand, which was an increase by 1.2% comparing to the previous year's. External sales increased by 37.5%, while internal sales dropped by 11.2%.

In 2003 the segment result was PLN 15,545 thousand, and was lower by 68.4% than the 2002 result. The segment's share in the Group's result decreased to 0.9%.

Apart from companies producing energy and heating and companies providing services to the Dominant Company, the "other operations" segment consists of entities which were set up in the restructuring process. These entities provide transportation, repair and maintenance and construction services. ORLEN Laboratorium Sp. z o.o. which was set up in the restructuring process in the Dominant Company has been also included in the segment in 2003.

3.9 D ESCRIPTION OF MATERIAL OFF-BALANCE SHEET ITEMS OF THE CAPITAL GROUP

As at 31 December 2003 total value of guarantees and sureties granted to subordinated entities (unconsolidated) amounted to PLN 106,747 thousand (increase by PLN 106,066 thousand), and to other entities PLN 48,638 thousand (increase by PLN 33,303 thousand). Other off-balance sheet liabilities amounted to PLN 11,771 thousand and were lower than as at 31 December 2002 by PLN 43,315 thousand.

3.10 IMPORTANT EVENTS AFFECTING CAPITAL GROUP'S OPERATIONS AND ITS FINANCIAL RESULTS IN 2003 AND FOLLOWING YEARS

The following factors should be considered while assessing future financial position of the Capital Group:

- fluctuations of crude oil prices which affect the costs incurred by Dominant Company and margins realised on products in companies dealing with crude oil processing and fuels production,
- fluctuations of prices of finished products on worldwide markets, what influence, through parity of import, both level of fuel prices and margins,
- trends in consumers' demand resulting from among others, unemployment rate and pace of economic growth,
- fluctuations of exchange rates what could cause changes in costs of debt servicing, purchase cost of crude oil and other raw materials in foreign currencies and changes in value of prices and margins,
- economic effects reached as a result of continued and newly commenced optimising programs and benefits from implemented savings and effectiveness programs (Comprehensive Program of Operating Costs Reduction, Risk Management System and Value Based Management System),
- effectiveness of fuel retail business in Germany,
- strategy of searching for potential partners for Central European oil industry consolidation,
- activity of a joint-venture company with Basell Europe Holdings BV which produces petrochemicals based on existing installation, starting from year 2005 production of petrochemicals will be based on new installations,
- change of fiscal policy related to Corporate Income Tax and excise tax in the light of Poland accession into the European Union,
- necessity of adjusting standards of produced fuels to European Union norms (content of sulphur on level of 50 ppm in year 2005 and in year 2009 – 10 ppm) and related to it increase of capital expenditures.
- preparation and implementation from 1 January 2003 of Reporting Directors Parametric Bonus Program, which enables making salaries dependent on economic and financial results,
- stagnation in agriculture and construction industry negatively affects operations of the Group's companies active on those markets, for example fertilizers or PVC production.

IV. MAJOR ACHIEVEMENTS IN THE AREA OF TECHNICAL RESEARCH AND DEVELOPMENT

High quality of products and client service while fully respecting environment protection requirements is and was target of Polski Koncern Naftowy ORLEN S.A. in its production, distribution and trade activity.

That aim is one of the components of the integrated system of environment pollution prevention implemented in 2003. During the year ended 31 December 2003 works concerning preparation of application for integrated permission for Production Plant in Plock, which is considered to be "ecological passport" indispensable for the Company's activities were carried out. The conclusion of works and application is planned for the second half of the year 2004.

Correctness of the Company's activity, as far as impact on environment is concerned, was subject to control by the Mazovian Inspectorate of Environment Protection, which during 2003 performed 17 controls (controlling, basic, investing-controlling and complex) and issued 9 after-control instructions, which were executed on current basis. As a result of above controls it was stated that Company did not exceed any air pollution and water contamination limits.

Our efforts in the area of environment protection were appreciated by the Jury of the 4th edition of Environment Friendly Ecologic held under the honour patronage of the President of the Republic of Poland during which the Company was awarded the title of Environment Friendly Company in 2003.

Year 2003 was the last year of Ecological Adaptation Program ("EAP") execution, which resulted in the decrease of the range and impact of Production Plant in Plock on all environmental components. The program comprise of 28 tasks aimed at further decrease of the negative impact of Production Plant in Plock on all environmental components. Expected benefits of the program are compared to the 1996.

The program included 5 areas:

- air protection – 11 tasks,
- noise emission – 6 tasks
- water and soil environment – 2 tasks,
- waste management – 3 tasks,
- water and sewage management– 6 tasks.

Innovative character of the program as well as specific period of its fulfilment – period when changes in law regulating environment protection were implemented, resulted in changes in approved regulations defining the course of negotiations and conditions of realization of EAP. The most important, measurable and noticeable effects were achieved in area of air protection and waste water. The total amount of pollutions within the period of the Program, i.e. 1997-2003, decreased by 44% when the amount of cleaned sewage increased by 47%. The amount of water consumption also decreased significantly.

In 2003 environmental charges paid by Production Plant in Plock slightly increased as compared to the previous year. The reduction of fees for water consumption was recorded – that was caused by lower demand of Power Plant for decarbonised water compared to 2002. Gas and dust emission charges had 91.5% share in total environmental fees and these charges increased insignificantly in 2003.

As PKN ORLEN S.A. do not posses its own laboratories and do not employ scientists it orders research and development work to research and development centres and organisations, high schools and all types of companies conducting this activity. As a result of separation of ORLEN Laboratorium Sp. z o.o. from the Dominant Company's structure on 1 January 2003, consisting of 22 laboratories located in the whole country, services, which were so far performed for working instllations by PKN ORLEN laboratories, are currently provided by the newly established company (ORLEN Laboratorium Sp. z o.o.).

During many years of its activity the Company set up a close cooperation with many contractors who help it in adaptation to constantly increasing market demands, to tightening European standards and regulations. In all sectors in which the Company delegates tasks – it has trustworthy contractors who proved their credibility in practice.

The most important tasks realized during 2003 are:

1. Agreement with Aspen Tech. Ltd. for "Improvement of PIMS program".
2. Contract with Shell for the „Program of Profit Improvement through reasonable reduction of the costs of maintenance of operations and optimisation of the timing of utilisation of production equipment".
3. "Report on safety for the Production Plant in Plock" developed by the Department of Processing Engineering and Environmental Protection of the Technical University of Lodz, with significant cooperation of the PKN ORLEN S.A. specialists.
4. Agreement with Fire Engineers and Technician Association in Warsaw on preparation of "Operational-Rescue Plan for the Main Plant of PKN ORLEN S.A. applied on own premises in case of extraordinary threats.
5. Agreement with ORLEN Medica Sp. z o.o. concerning healthcare of the Company's employees.
6. Development of "Characteristics card" for products, semi-products, wastes and "Written instructions for drivers". The Dominant Company has been obliged to set up them by the Decree of Minister for Health and Social Care dated 21 August 1997 on dangerous substances, posing threat to life or health. Producer and provider of dangerous chemicals is obliged to posses cards of characteristics of theses substances and make them available to their receivers free of charge as well as inform about all implemented changes.
7. Development work "Establishment of the optimal thermo vision method for control of the furnace pipes used in Production Plant of the Polski Koncern Naftowy ORLEN S.A.", carried out by PIRS Pregowski Infrared Services in Warsaw with cooperation of the Institute of Optoelectronics of the Military Technical Academy, Department of Thermodynamics of the Aviation Institute, Institute of Electronics Materials in Warsaw and Military Technical Institute of Armament in Zielonka and employees of the TMD Department. Above work will enable to lower the costs of repairs and will improve the technical safety.
8. Work: „Impact of oil components characteristics and enriching additions being used on effectiveness of filters, pumps and injections in the fuel systems of engines with automatic ignition", conducted by Central Oil

Laboratory in Warsaw and three brochures realised by the Institute of Oil Technology in Krakow: "Estimation of the effectiveness of the depressing packets for diesel and light heating oil", "Laboratory and engine valuation of quality of Ekodiesel Plus 50" and "Research on compatibility of enrichment additions to diesel". Above research are connected with the improvement of the quality of our products and are the effects of our care for customers. Above work was connected with researches on composition of enrichment additions to engine fuels and their impact on fuels quality (compatibility of the additions used).

9. Marketing research conducted by IntraChem from Warsaw: „Research on phenol market and its perspectives of ensuring the profitable sales of PKN ORLEN S.A. production until 2010" and „Research on acetone market and its perspectives of ensuring the profitable sales of complete PKN ORLEN S.A. production until 2010" and „Research on benzene market and its perspectives of ensuring the profitable sales of complete PKN ORLEN S.A. production until 2010".
10. W ork: „Composition of petrol according to UE Directives 2005 with petrol components produced by PKN ORLEN S.A usage maximization" – developed by OBR PR in Plock.
11. W ork „Development of production technology of unleaded petrol LOB/LOM 95/85 including less than 10 mg/kg of sulphur with characteristics optimized for GDI engines". The work is performed by Institute of Oil Technology in Krakow. The need of work realization resulted from the necessity of adaptation to dynamically developing car industry, which launches new types of engines, requiring usage of petrol with specific characteristics.

Achievements of major Capital Group companies in the field of research and technical development:

- **ORLEN Projekt S.A.**

The company obtained the certificate „NATO requirements concerning assurance of quality during designing of development and production works" AQAP 110.

- **Anwil S.A.**

In Polyvinyl Chloride Complex there was developed, by the team of specialists, own project directed to implement new modern technology of closed reactor (Closed Reactor Technology - CRT), in order to eliminate the necessity of polyvinyl chloride atmosphere exchange after every manufactured serie, based on:

- automatic flushing of polymerization system interior,
- automatic plating system of reactors interior with antiadhesin component,
- gas exchange system in encapsulation system, connected with steering of reactors discharge.

Realization of this project resulted in time shorter of one operation to 20 minutes in one reactor, what finally results in productivity increase of PVC.

- **Rafineria Nafty Jedlicze S.A.**

1. End of work concerning implementation to the production process not inflammable liquids HFC, used in mining mechanic cases.
2. End of attest work concerning acceptance for the usage of washing-disinfecting concentrate BIOTEXOL used in mining mechanic cases and hydraulic positions in underground mine headings (CERTIFICATE NR B/345/2003),
3. Accomplishement of works in development of machine oils technology ISO VG5-10, applying refinery methods of using lye for fractions coming from conservative crude oil processing in Rafineria Nafty Jedlicze S.A.
4. Development of research on hydro-refining with view to re-work production of oils into industrial oils,
5. Development of technology of production of oil for flotation.
6. Development of studies on technology of antiadhesion oil.

- **Rafineria Trzebinia S.A.**

1. Within technical innovations:
   - finishing and transfer for usage modern paraffin deoiling installation,
   - start of construction of paraffin hydrofining installation.
2. Within research and development following projects were started:
   - specification of characteristic of fuel fraction from plastic decomposition and selection of parameters for hydrofining fuel fraction of diesel oil – ITN Krakow,
   - studies on impact of ethanol on changes of useful parameters of unleaded fuel ES 95" – CLN Warsaw,
   - studies on hydrogen generation, concept development of optimal variant for steaming process of methane reforming and PSA for efficiency 500 m 3 N H2 /h, 99.9% purity under pressure of 1,4 MPa (g) – ICSO Blachownia – Kedzierzyn Kozle,
   - bio fuel analysis in Poland, European Union and in the world – BIT Bielsko Biala,
   - feasibility study for a short term storage of alkyl esters of fatty acids produced for fuel compounding for engines with self-ignition – CLN Warszawa.

- **ORLEN-Oil Sp. z o.o.**

1. During 2003 the company implemented to the production and sales the following products (motor oils, hydraulic oils, lubricants and fluids).
2. ORLEN OIL as the first Polish company operating in crude oil sector, in cooperation of Institute of Crude Oil Technologies Krakow and Technical Institute of Air Force, developed a technology and implemented into production a hydraulic oil for aviation called Orlen Oil H-515, which fulfils rigorous NATO standards.

- **ORLEN Asfalt Sp. z o.o.**

1. There was implemented into production new polymers modified asphalt production technology. The production is implemented since April 2003 in Trzebinia and based on ordered production principle in INCO-Veritas Warszawa.
2. There are 3 sorts and 3 types of modified asphalts implemented into production, what totals in an assortment of 6 products. This constitutes broadest range of modified asphalts offered in Poland.
3. Facing the crude oil processing suppression in Rafineria Trzebinia S.A., there were advanced works on new substitute of asphalt residue, which will allow the continuation of industrial asphalt production (mainly PS-95/35).
4. Laboratory research showed potential usage of fraction P-61 from PKN ORLEN S.A.

During 2003 there was a change in attitude towards the role of information technology ("IT") in PKN ORLEN S.A.: That technology does not create directly competitive advantage, as it was recently, but it is a common and necessary business element, which as management methods and organisation, should be efficient and effective.

The main goal is to make information technology the means of changes in conducting the business, which is used by all employees involved in the creation of value chain within the company. Information systems are peculiar nervous system of the company, which is not able to function without effective support from the information technology. IT secures all necessary sources within the range of systems and architecture of information and environment needed to achieve the strategic goals of the concern.

The main works concerning the extension of IT infrastructure activated and accomplished in 2003:

1. Payroll module of mySAP.com was implemented with an enormous success. Design works were divided into 2 stages. Administration of human resources, functionality of organization management, time management and salaries were activated within the first stage. That stage was very difficult as remuneration principles of 4 different collective agreements, over 700 components of salaries, 12 Social Funds, 15 loans and allowances funds, many work schedules and systems were integrated in one common solution. The system was implemented in PKN ORLEN S.A. and in 13 companies of the Capital Group. Introduction in PKN ORLEN S.A. can be surely regarded as one of the biggest implementations of that system in Poland. The introduction of the 2nd stage of the system (paths of careers, trainings, staff self-service) is still to be accomplished.
2. The business systems SAP R/3 has been introduced in the following companies of the Capital Group:

- Basell Orlen Polyolefins Sp. z o.o.,
- ORLEN Asfalt Sp. z o.o.,
- ORLEN Laboratorium Sp. z o.o.,
- 1 system in ORLEN Deutschland was implemented (replacing 2 systems operated so far).

3. Value Based Management (VBM) - I stage of project was completed. As a result of that stage all IT areas where investment expenditures should be made were identified, that in turn will bring immeasurable profits and will enable the Company to realize its strategic business plans, simultaneously making the Company competitive

on the market. Within that stage informatics tools that will enable the implementation of many new IT solutions in area of Business Intelligence (SEM/SAP module) were identified. Moreover, partners (Andersen Business Consulting and SAP Polska) were chosen to implement these tools within second stage of the project.

4. A modified System „Stations" (designed for petrol stations in Poland) was implemented in German version in ORLEN Deutschland.
5. System CARMEN was introduced to manage the car fleet.
6. Comprehensive Operational Cost Cutting Program was implemented – within the savings program a computer system enabling tracing of all savings initiatives in all areas was launched.
7. In card systems:

- additional security system of protections which significantly reduces the amount of misuse was introduced in VITAY program,
- system for Lithuanian fleet management – „Litava" was implemented,
- Super-VITAY loyalty cards service was designed and activated,
- the mechanism of adding points online was activated,
- the process of booking of invoices was significantly advanced as a result of development of FLOTA system.

8. System of fuels deliveries management was designed and implemented, which contributed to significant savings.
9. Homogenous and compatible with own stations standards reporting system for franchised and patronage stations was introduced.
10. First stage of Profit Centres in SAP system was implemented.
11. POS software was updated increasing the security of data by additional components of control.
12. Infrastructure:

- frame agreement with Dell Poland was signed,
- works on upgrade of SAP R/3 and Business Warehouse infrastructure were completed,
- infrastructure in regional units (Szczecin, Nowa Wies Wielka, Gdansk, Lublin, Plock - and new localization of BOP Sp. z o.o. Management Board in Warsaw was connected to WAN network) was developed and modernised,
- new system of collection and transmission of data from petrol stations (RSTD) was implemented, making it significantly safer,
- additional system of mobile equipment protections was implemented,
- activation of the newest version of Reuters Services,
- back-up systems in warehouse databases (Ostrow Wlkp., fuels terminal in Plock) were upgraded,
- accessibility to corporate databases was improved,
- real time system PI was extended with new junctions,
- Wire-Free technology was implemented in many points of corporate network.

13. T elecommunication:

- mobile phones' billing system was introduced, it ensures more efficient maintenance and control over GSM phones' costs (as a result of system implementation significant amount of GSM costs was reduced),
- new telephone switchboards were installed in all regions, which enabled significant reduction of maintenance and quantity cost control of phone connections.

The most important projects initiated in 2003, which will be completed in 2004, are:

1. Information Systems Security Audit – Ernst & Young was chosen in a tender. The works will continue till half of June 2004 and their results will include:
- preparation of PKN ORLEN S.A. for obtaining BS 7799 certificate,
- performing of deep risk analysis,
- modification and rationalization of current procedures in case of danger and crisis,
- development of target business continuity plan.
2. Implementation of one www.orlen.pl platform, which is servicing internal as well as institutional and individual customers, introducing new quality in the process of internal and external communication. New Internet www.orlen.pl was built on the basis BroadVision Portal and was launched on 15 March 2004. Intranet will be initiated in second quarter of 2004. SuperMedia and SterProjekt accompany the implementation of the platform.
3. Works on final preparations for SAP SEM implementation continue (trainings, resources planning, setting deadlines).
4. Implementation of wholesale sales increase system and regional prices introduction.
5. Works on PKN-DKV co-branded card continue, new card is expected to be launched in July 2004.
6. 2nd stage of payroll and accounting module of mysap.com HR.
7. Modernisation of system information tools in order to improve the quality of internal customer service through introduction of professional Help Desk – HP OpenView Service Desk was chosen, system operates from 1 February 2004 and Noblestar accompanies its implementation.
8. Implementation of "Data Mining" system, which will help to initiate tasks in the area of marketing and sales, which will bring in effect significant financial results – system is in operation since the first quarter of 2004. Statistica and NUVIT system devised by NuTech (company, which together with PKN ORLEN S.A. implements the project) - are information tools being in use.
9. ActiveDirectory implementation – first stage including Headquarters in Plock and 3 selected locations (Warsaw, Wroclaw, Gdansk) will be completed in 2nd quarter of 2004, the whole project will be launched by the end of 2004. HP accompanies the implementation.
10. I mplementation of „Safe petrol station" project, work include development and implementation of one standard of anti-burglary, anti-robbery and industrial television systems on own petrol stations significantly increasing safety of the employees, customers, equipment as well as of the operations and actions performed on stations. Project will be launched in 2nd quarter of the year.

11. S AP R/3 Audit (final selection of partners and their range of responsibilities):
- in order to define business benefits implementation of upgrade from SAP 4.6B to SAP Oil&Gas system,
- preparation of final model supporting domestic and foreign operations including petrol stations (SAP Oil&Gas and SAP Retail),
- implementation of prepared and approved model.

12. S election of company, which will exchange card terminals on petrol stations and implementation of alternative solutions for the development of VITAY program outside network of stations.

The most important IT tasks in the entities from the Capital Group accomplished in 2003 are the following:

- **Anwil S.A.**

Tasks completed during 2003 were aimed at improving the security level of IT system. In connection with this matter following works were accomplished:

1. There was a Proxy server set in motion, which regulates website downloads from Internet.
2. Public IP addresses are liquidated except for Internet servers and stations at special meaning.
3. Nessus system was implemented, which is responsible for detecting problems in security system.
4. In order to download and update corrections SUS system was introduced.
5. The basic functionality of SMS system was implemented.

- **ORLEN Medica Sp. z o.o.**

1. A new accounting system purchased from Max Elektronik Sp. z o.o was implemented and improved.
2. The company entered into cooperation with bank within electronic banking, and there was implemented MultiCash PRO system.
3. The implementation of new CliniNet system is in progress. The system was purchased from Uniwersytecka Opieka Zdrowotna Sp. z o.o. The system is responsible for data registration concerning all medical cases in the company.

- **ORLEN Transport Krakow Sp. z o.o.**

1. There was implemented new HR and accounting system.
2. There was implemented registration and monitoring GPS system, which allows exact digital analysis of drivers work and routes in Poland and across Europe, the number of kilometres driven and fuel used.

- **ORLEN Gaz Sp. z o.o.**

1. project of changes in the system of connections central server with local servers in branches,
2. implementation of program FIREWALL and hardware packages filter,
3. exchange of dial-up connections with authorised FTP connections with FIREWALL,
4. improvement of corporate network, security improvement by authorisation and SSL protocol on the mail server,
5. exchange of main server with database and local servers in branches,
6. implementation project of new version of software BACK OFFICE MOS v. SQLX,
7. preliminary preparation for implementation of SAP R3.

- **IKS Solino S.A.**

1. accomplishment of new integrated SKID system implementation,
2. new computerised monitoring system in Saltworks Department was introduced,
3. the works on introduction of computerised system of working hours registration were started,
4. range extension of visualisation and management system called PMRiP – DELTA V from Fisher Rozmound – by exploitation fields servicing and at the same time elimination of ineffective system AKP,
5. start of works on installation of internal mailing server,
6. introduction of electronic documents exchange via intranet,
7. SKID package extension with the function of truck scale,
8. installation of equipment for control of products weight,
9. works on modification of company's website and multimedia presentation of the company.

- **ORLEN PetroCentrum Sp. z o.o.**

1. Modernisation of the system called FIRMA+.

- **ORLEN Deutschland GmbH**

1. integration of particular SAP systems in one,
2. change of network operator and arising exchange of register system and registers on fuel stations.

- **Basell Orlen Polyolefins Sp. z o.o.**

The main system in the company is SAP R/3. It is implemented in following areas: financial accounting, controlling, procurement, sales, investments and HR. There are another systems integrated with SAP R/3 such as: WAGA and Champs (maintenance and repair system). There is also PI system in the company used for supervision of working installation. Above mentioned systems are outsourced from PKN ORLEN S.A., moreover the company uses as agent the system SAP from Basell. There is currently implemented new software assisting ISO - "nnd 9000". In its current operations the company uses own e-mail system and local network resources. Two branches (Warsaw and Katowice) are connected with headquarters in Plock via secured, backuped and encoded links. The company possess 5 servers with proper backuping systems and over hundred working stations.

V. POLICIESES CONCERNING THE CAPITAL GROUP AND DOMINANT COMPANY DEVELOPMENT

- **Activities of Basell Orlen Polyolefins Sp. z o.o.**

The company Basell Orlen Polyolefins Sp. z o.o. started its business of producing and selling polyolefin on 1 March 2003. Realization of investment program to build new installation polyolefin production will set producing capabilities at the level of 400 thousands tonness of polypropylene, and 320 thousands tonnes yearly of polyethylene HPDE. The production of new objects will help to cover fast developing markets needs. Due to that undertaking in the first half of 2005, the only one in Poland factory producing polyethylene HDPE will be activated. The polyethylene is currently available on our market only through import.

- **Retail activity in Germany**

As a result of the purchase of petrol stations in Germany, the Dominant Company administers over 2.5 thousands petrol stations which, assuming future consolidation of the branch, gives an advantage to such companies as MOL or OMV. The acquisition of petrol stations in Germany will enable a better approach to the market, in the future, in the environment of competition protection regulations. An excessive concentration on the Polish market, without any possibility to intensify retail on other markets, would restrict development in this area considerably. The goal of the Company's Management is to achieve a stable increase of the share in North Germany market. In the future, as a result of the development of refinery and petrochemical part of PKN ORLEN S.A., excess of produced fuels may occur. This surplus can be placed on German market.

- **Comprehensive Operational Cost Cutting Programme in Dominant Company**

In December 2002 Management of the Dominant Company made a decision to implement in the years 2003-2005 comprehensive operational cost cutting programme. As a result of taken actions a cooperation with McKinsey&Company was set. The consultancy offered realization of "Comprehensive Operational Cost Cutting Programme of PKN ORLEN" consisting of two phases. The first phase identifies the potential for cost reductions and the detail concept of the plan, based on the definition of key initiatives and monitoring process. The second phase will include initiatives implementation and results monitoring. As a result of program implementation operating cost in all areas of activities should decrease significantly. Financial results improvement and lower working capital requirements should be visible already this year.

- **Value Based Management**

Leading companies in the oil & gas sector ensure their investors high and systematic return on invested money, increasing economic and market value of the company. Therefore it is easier to realize strategic targets and strengthen competitive position. Systematic and constant improvement of effectiveness is not only cost reduction and saving p rograms, but also margin improvement and capital optimisation. Effective tool is therefore value based management results of adjusting systems in PKN ORLEN to the philosophy of creating shareholders value should be visible already in 2003.

- **Optimisation programs in Dominant Company**

The contract realised with Aspen Technology Limited Sheraton House is still in progress. The contract ensures the improvement of performance of programme PIMS used for production process optimisation. Entire implementation of modified system is planned for year 2003. Over one year lasting cooperation with Shell Global Solutions International results in optimisation of production time of installations and decreases maintenance costs. In the Dominant Company the programme is currently functioning on several installations and till 2005 it will cover gradually whole Production Plant.

MERIT program is aimed at the implementation in the whole factory of one risk management methodology. This will bring a consistency in decisions related to repairs, taking into consideration their profitability and influence on operational safety of the installations.

- **Program of investments in the Dominant Company**

Effectiveness of the Dominant Company's growth was to a great extent influenced by investment processes in production and marketing. Realization of the above investments results from Investment Program. The major areas of activities are as follows:

- technology investments taken to reduce production costs and adjust products to EU requirements,
- electrical power engineering and environmental protection undertakings, to secure a safe and harmony with environment protection requirements related to production installations,
- logistics objects, which include tasks connected with wholesale oil distribution to lower costs and adjusting to ecological requirements and storing inventory in accordance with EU requirements.

The Group plans following investments:

- construction and modernisation of the petrol stations,
- construction of new containers,
- investments for the patronage and franchised fuel stations.

- **Loyalty programmes implemented in the Dominant Company**

Loyalty programmes FLOTA POLSKA and VITAY (described in details in Introduction) turned out to be a success. One of the targets of the above mentioned programmes is a creation of strong relationship between a client and the Company. The FLOTA POLSKA programme started recently expansion on foreign markets. A huge contract was concluded recently with Lithuania carriers.

Introduction of so-called prepaid cards of "W" type strengthened the position of the Company as the leader of card programs in Poland. The prepaid cards are characterised by high level of security and have advantages of "electronic purse". In the future the card programs of PKN ORLEN S.A. will be focused on gaining new clients and offering them new services and new sales methods.

- **Consolidation of asphalt's production and distributions**

The Dominant Company together with Rafineria Trzebinia S.A. participates in asphalts production and distribution consolidation project. Such activity will enable to strength Group's dominant position on the Polish asphalts market. In line with anticipated development of the road infrastructure in Poland, the increase of demand for products produced by the new company is expected.

- **External strategy of Dominant Company**

Year 2004 is for the Company another year when projects of strategic importance will be implemented. These projects are aimed at sector consolidation in Europe and creation of regional oil concern leaded by PKN ORLEN S.A. Fulfilment of that target will include multilateral actions of the concern which can be divided into performed on domestic market and on the area of the Central and Eastern Europe.

External activities – domestic:

- Lotos Group – PKN ORLEN S.A. observes with interest the creation of Lotos Group. However, it does not change the opinion that there are many areas of mutual activities, which can result in the creation of added value for the shareholders.
- Other projects – as privatisation and restructuring processes within the domestic oil sector and its related segments continue, PKN ORLEN S.A. will analyse the possibilities of additional financial benefits generation. The superior rule here will be a concentration on the core business and material processing – from semi-products to finished goods. Investments in these areas will be one of the PKN ORLEN S.A. activities.

External activities – abroad:

- Negotiations with MOL – creation of regional integrated operator. According to the strategy for international markets approved by the Supervisory Board of PKN ORLEN S.A. the Company will tend to merge its potential with selected oil concerns from Central Europe. That intention will be executed through potential merge with MOL concern, which dominates the Hungarian market. PKN ORLEN S.A. signed Cooperation Agreement. According to the Agreement the negotiations aimed at mutual agreement are to be held this year.
- Other projects – PKN ORLEN participation in the privatisation of other Central European concerns with smaller scope of activity such as Romanian Petrom and Czech Unipetrol is another form of consolidation on European markets.

- **Prospects of companies development within the Capital Group of PKN ORLEN S.A.**

The strategy of the Dominant Company assumes strengthening of the strategic companies portfolio. The process of disinvestments is planned to be continued in relation to non strategic companies. Resources freed up in this process will be used to finance core activities of the Company.

The process of seeking investors will be held for each company or portfolios of Capital Group Companies. It will be also considered to activate management of companies to carry out MBO transaction.

On 20 May 2003 the Management of PKN ORLEN agreed on a concept of divestment of transport and service companies.

There was accomplished the disposal of 31 complementary entities during 2003, according to adopted by the Management Board of the Concern policy, which assumes disposal of entities, which are not connected with core business of PKN ORLEN S.A. The revenues from disposal amounted to PLN 153,987 thousand and net profit on these disposals amounted to PLN 39,396 thousand. As a result of the disinvesting process the number of subsidiaries fall from 119 as at the end of 2002 to 88 as at the end of 2003.

The Company plans to dispose, until the end of 2004, shares and stakes in most of the minority companies, in which it holds less than 20.00% of share capital and which were purchased as a result of debt conversion.

VI. IMPORTANT EVENTS THAT WERE SUBJECT OF CURRENT REPORTS UNTIL 31 DECEMBER 2003 AND AFTER THAT DATE UNTIL THE DAY OF FINANCIAL STATEMENTS APPROVAL

Important events, which were reported during 2003 and after year end, applying to the Dominant Company are presented in its standalone financial statements.

The important events, which took place in other entities from the Capital Group of PKN ORLEN S.A., and not mentioned in the Dominant Company's standalone financial statements are as follows:

- **Rafineria Trzebinia S.A.**

1. On 23 April 2003 Rafineria Trzebinia S.A. disposed shares of Montonaft Sp. z o.o. Shares in the amount of 134 were disposed to Montonaft sp. z o.o. for remission.
2. The changes connected with capital increase and achieving the majority on the General Shareholders Meeting by PKN ORLEN S.A. in Bitrex were registered on 15 July 2003. In this manner the assets connected with asphalt production were consolidated in the Capital Group of PKN ORLEN S.A. As a result of transformation Bitrex left the capital group of Rafineria Trzebinia S.A.
3. Incorporation of PetroNaft by NTR was registered on 31 July 2003. This fusion allowed to avoid a bankruptcy of PetroNaft and the transport activities were consolidated within the capital group of Rafineria Trzebinia S.A. New company changed the name to Euronaft Trzebinia Sp. z o.o.

- **Ship-Service S.A.**

The company received the duty-free import quota for navy fuels with significant delay i.e. since the beginning of September 2003. As a result the company had to import fuels with duty, which has an significant impact (25%) on the costs of purchased goods.

- **Anwil S.A.**

1. Disposal of shares in following associated companies:
   - Przedsiebiorstwo Wielobranzowe PRAKON – April 2003 (for remission),
   - Przedsiebiorstwo Wielobranzowe OL-GAZ – April 2003 (for remission),
   - Zaklad Obslugi Holdingu – June 2003 (for remission),
   - Zaklad Mechaniczny AZOMET – November 2003 (for branch investor).
2. Incorporation of shares in Polish – Korean construction project of installation of granulated PET products installation.
3. Realization of studies and final decision concerning modernisation of chloride installation.

- **Petrotel Sp. z o.o.**

The company received from the President of Telecommunication and Post Regulatory Office the telecommunication licence No. 45/2003/Z on 20 February 2003. The licence allows the exploitation of public stationary telephone network, including number allocation across Poland.

- **ORLEN Gaz Sp. z o.o.**

1. Purchase of majority stake from minority shareholder and merger of subsidiary Petrogaz Lapy Sp. z o.o.
2. Purchase of organised part of business ORLEN Petrogaz Nowa Brzeznica Sp. z o.o.

ADDITIONAL INFORMATION

INFORMATION ABOUT SIGNIFICANT AGREEMENT

Agreements entered into by Dominant Company in 2003 comprise following breakdown:

1. On 14 January 2003 the Company informed that on 13 January 2003 PKN ORLEN S.A. received a guarantee signed by OJSC „YUKOS OIL CORPORATION" on realization of Petroval S.A. obligations. Petroval S.A. obligations concern future contract on delivering oil to the Company to the year 2009 with a possibility of prolonging the period for the next 3 years.

2. On 15 January 2003 PKN ORLEN S.A. and Basell Europe Holding B.V., a company established and running in accordance with Dutch law, based in Hoofddorp in Holland, signed an annex changing the agreement on joint venture. According to the foregoing annex, parts agreed that, an agreement of Office for Protection of Competition and Consumers on realizing transaction regulated by the agreement should be received till 24 February 2003. In accordance to foregoing Joint Venture company, set as result of the agreement and registered under the firm Poliolefiny Polska Sp. z o.o. located in Plock, in which parties of the transaction will hold 50% shares, will start a business not sooner as at the end of February 2003, and not, as it was anticipated earlier, in January 2003.

3. On 24 February 2003 the group of international banks, including the Bank of Tokyo-Mitsubishi, Ltd., KBC Finance Ireland and Société Générale, signed mandate and underwriting letter ("Mandate Letter") confirming conditions, under which the above mentioned banks were ready to provide a joint venture between PKN ORLEN S.A. and Basell Europe Holdings B.V. ("Joint Venture Company") with financial resources in form of two credits to realize joint venture within the confines of "Joint Venture Company". The aim of the partnership is to build new installations to produce the receipt of financial resources is conditioned on agreement on the content of loan contracts planned to be reached till 31 May 2003. Signing the Mandate Letter was preceded by the signature of the agreement on new installation construction works, which was finalised on 24 February 2003.

4. On 27 February 2003 a bridge guarantee agreement to the amount of EUR 90.000 thousand and a bridge loan agreement to the level of EUR 25.000 thousand were concluded. The Company as a guarantor, the German company related to PKN ORLEN under firm Einhundertzweiundreissigste Vermoegensverwaltungsgesellschaft mbH (EV mbH) as borrower, and Bank Austria Creditanstalt AG as creditor are the parties of the agreement. According to the agreement the bank is obliged, with reservation of meeting specified suspending conditions, to grant EV mbH bridge financing in form of guarantees and a revolving loan. The loan will be used to finance borrower's working capital. Bank receivables will be secured by guarantees granted by PKN ORLEN S.A. Responsibility of the Company to the Bank is limited to EUR 57,500 thousand. The agreement provides setting up other forms of guarantees on stakes, shares or assets of selected companies with headquarters in Germany.

5. On 28 February 2003 PKN ORLEN and Joint Venture Company concluded an agreement on delivery of propylene. Under this agreement PKN ORLEN should deliver in favour of Joint Venture company propylene produced by current and future installations producing monomers in Plock. The amount of propylene delivered by P KN O RLEN w ill be s et yearly b y J oint Ve nture c ompany a ccording to p rocedure p rovided for in the agreement the yearly a mount o f propylene, s tarting f rom third year a fter f inal e nd o f construction of Joint Ventures new plants, should not be lower then 300 thousand tonnes. PKN ORLEN S.A. guaranteed Joint Venture the delivery of propylene in the amount of 380 thousand tonnes. The agreement came into effect on 28 February 2003 and will be valid as long as PKN ORLEN S.A. or any its related entity will hold shares in Joint Venture and next through the following five years, however not shorter than 15 years after final end of construction of Joint Venture new plants.

6. On 28 February 2003 PKN ORLEN and Joint Venture company concluded an agreement on delivery of ethylene produced by current and future installations producing monomers in Plock. The amount of ethylene delivered by PKN ORLEN S.A. will be set yearly by Joint Venture company according to procedure provided for in the agreement. T he yearly a mount of e thylene, s tarting f rom t hird year a fter final e nd o f c onstruction of Joint Ventures new plants, should not be lower than 340 thousand tonnes. PKN ORLEN S.A. guaranteed Joint Venture company the delivery of ethylene in the amount of 430 thousand tonnes. The agreement came into effect on 28 February 2003 and will be valid as long as PKN ORLEN S.A. or any of its related entities will hold shares in Joint Venture and next through the following five years, however not shorter than 15 years after final end of construction of Joint Venture new plants.

7. On 28 February 2003 PKN ORLEN S.A. and Joint Venture company concluded an agreement on delivery services of media, material and equipments by PKN ORLEN in favour of Joint Venture. Under this agreement PKN ORLEN will deliver services, media, materials and equipments in the amount essential to conduct production by Joint Ventures in its plants. With reference to services, media, materials and equipments PKN ORLEN S.A. is obliged to treat partnership Joint Venture not less preferably than other buyers. The agreement came into effect on 28 February 2003 and will be valid as long as PKN ORLEN or any its related entity will held stakes in Joint Venture and next through the following five years, however not shorter than 15 years after final end of Joint Venture new plants construction. Conclusion of above-mentioned agreements dated 28 February 2003 enabled the Company to initiate its production activity on 1 March 2003.

8. On 20 May 2003 the Supervisory Board of PKN ORLEN took a resolution concerning agreement on sale of all shares of Niezalezny Operator Miedzystrefowy S p. z o.o. in Warsaw („NOM") held by PKN ORLEN S.A. Simultaneously, on 20 May 2003 the Management Board accepted the offer. As a result, an agreement on sale of all shares held by the Company in NOM was concluded and in the opinion of the Management Board the shares were sold to PSE, for the price of PLN 111,511 thousands, which is the sum of nominal value of sold shares and cumulative investment premium, calculated in accordance with rules specified in the Agreement. Shares held by PKN ORLEN account for 35% of NOM share capital.

9. On 26 May 2003 PKN ORLEN S.A. signed the Letter of Intent with the company Agrofert Holding a.s. located in Prague, concerning possibility to create joint consortium, which would take part in privatisation of Unipetrol a.s.

10. O n 23 June 2003 following the shares sale agreements, the Company sold:
    - 2,142 shares in ORLEN Eltech Sp. z o.o., with a par value of PLN 500 each, representing 51.00% of its initial capital and 51.00% voting rights on General Meeting of Shareholders, for the total value of PLN 3,679,956.
    - 2,459 shares in ORLEN Remont Sp. z o.o., with a par value of PLN 500 each, representing 51.23% of its initial capital and 51.23% voting rights on General Meeting of Shareholders, for the total value of PLN 4,866,361.
    - 30,210 shares in ORLEN Mechanika Sp. z o.o., with a par value of PLN 100 each, representing 68.16% of its initial capital and 68.16% voting rights on General Meeting of Shareholders, for the total value of PLN 5,316,960.

11. O n 27 June 2003, based on an agreement of shares sale, PKN ORLEN S.A. sold 1,836 shares in the company ORLEN EnergoRem Sp. z o.o., with a par value PLN 500 each, representing 51.00% of its share capital and 51.00% voting rights on General Meeting of Shareholders, for the total value of PLN 1,906,128.

12. O n 29 July 2003 PKN ORLEN granted guarantees in form of letters of comfort to Bayerische- Hypo und Vereinsbank AG, Dresdner Bank AG, Commerzbank AG and insurance company Zurich Versicherung AG in order to secure execution of liabilities resulting from oil trading of its German subsidiary ORLEN Deutschland GmBH on total amount of EUR 115 million. Sureties are valid 12 months from the date when they were granted.

13. O n 29 July 2003 an agreement on dual currency loan in the amount of EUR 500 million was conducted. The loan will be repaid within 5 years. The loan might be used both in EUR and in USD.

14. On 29 August 2003 following the shares sale agreements PKN ORLEN sold to Zaklad Urzadzen Dystrybucyjnych Sp. z o.o.:

- 935 shares in Serwis Katowice Sp. z o.o. with a par value of PLN 100 each, representing 55% of the share capital of Serwis Katowice and the same number of votes at its General Meeting of Shareholders,
- 3,215 shares in CPN Serwis Kielce Sp. z o.o. with a par value of PLN 100 each, representing 100% of the share capital of CPN Serwis Kielce and the same number of votes at its General Meeting of Shareholders,
- 2,000 shares in Serwis Kedzierzyn Kozle Sp. z o.o. with a par value of PLN 100 each, representing 80% of the share capital of Serwis Kedzierzyn Kozle and the same number of votes at its General Meeting of Shareholders,
- 675 shares in Serwis Rzeszow Sp. z o.o. with a par value of PLN 500 each, representing 97.26% of the share capital of Serwis Rzeszow and the same number of votes at its General Meeting of Shareholders,

After the transaction the Company does not hold any stake in share capital in above mentioned companies. Simultaneously PKN ORLEN owns 99.94% stake in share capital of Zaklad Urzadzen Dystrybucyjnych Sp. z o.o.

15. On 30 October 2003 on the basis of shares sale transactions PKN ORLEN S.A. disposed to ORLEN Transport Plock Sp. z o.o. 59,447 shares in ORLEN Transport Warszawa Sp. z o.o. (with a par value of PLN 100 each) representing 94.49% of the share capital and the same number of votes at the General Shareholders Meeting, for the total value of PLN 6,000,000. The remaining 5.51% stake in ORLEN Transport Warszawa Sp. z o.o. shares is owned by its employees. Simultaneously, PKN ORLEN S.A. owns 97.58% stake in share capital of ORLEN Transport Plock Sp. z o.o.

16. On 31 October 2002 PKN ORLEN S.A. and J&S Service & Investments Ltd, a Cyprus legal entity located in Larnaca concluded Annex no. 1 ("the Annex") to the terms of oil supply contract signed on 20 December 2002 ("the Agreement"). On the basis of the Agreement changed by the Annex, J&S Service & Investments Ltd is obliged to supply the Company with crude oil until the year 2009 (inclusive) in the average quantity of 5,400,000 tonnes per year what exceeds the primary period stated in the Agreement over 2 years (please refer to Current report no. 110 dated 21 December 2002). Moreover, on the basis of the Annex the formula referring to the quotations of URAL crude oil prevailing on the international markets was changed. The changes in the Agreement caused by the Annex reflect the current international standards applied in contracts regarding supply of crude oil and do not influence estimated value of the Agreement.

17. On 19 November 2003 PKN ORLEN S.A. signed a co-operation agreement with Agrofert Holding a.s in Prague (Czech Republic) over the privatisation of Unipetrol a.s. This agreement follows the letter of intent signed on 26 May 2003 (see current report No 40/2003 dated 26 May 2003). The agreement covers initial arrangements regarding co-operation of the parties in the privatisation process and defines the preliminary division of Unipetrol's assets between the parties should their bid be successful.

18. On 19 December 2003 a number of legal transactions were concluded, particularly agreements in connection with provision of financing (the "Financing Transaction") by the banking consortium led by Bank of Tokyo Mitsubishi, KBC, Société Générale and European Bank for Reconstruction and Development (the "Arranging Banks") to Basell Orlen Polyolefins Sp. z o.o. (the "Joint-Venture Company"), a joint-venture company of PKN ORLEN S.A. and Basell Europe Holdings B.V. ("BEH"). As a result of the financing transaction the arranging banks guaranteed that Joint Venture Company will be granted funds amounting to EUR 350 million in form of: (i) investing loan amounting to EUR 320 million for construction of new polypropylene and polyethylene production plant and (ii) revolving operational loan of maximum EUR 30 million for Joint Venture Company working capital financing.

19. On 29 December 2003 following shares sale transactions the Company disposed 3,620 shares in ORLEN WodKan Sp. z o.o. (with a par value of PLN 500 each) representing 82.27% of the share capital and the same number of votes at the General Shareholders Meeting, for the total value of PLN 2,354,159.50.
Above transaction is the next step in the process of selling non-core subsidiaries. Activities of the sold company include repair and maintenance services. At the transaction date, sold company employed 160 people. After the transaction PKN ORLEN does not possess any stake in the above-mentioned company.

20. On 30 December 2003 on the basis of shares sale transactions the Company sold to ORLEN Transport Plock Sp. z o.o. 108,659 shares in ORLEN Transport Poznan Sp. z o.o., with a par value of PLN 100 each representing 96.39% of the share capital and the same number of votes at the General Shareholders Meeting, for the total value of PLN 10,900,000. The remaining 3.61% stake of ORLEN Transport Poznan Sp. z o.o. shares is owned by its former and current employees. PKN ORLEN S.A owns 97.58% stake in share capital of ORLEN Transport Plock Sp. z o.o.

21. On 31 December 2003 on the basis of shares sale agreements PKN ORLEN disposed its shares in 7 service companies including:
- 7,945 shares in Serwis Slupsk Sp. z o.o. with a par value of PLN 100 each, representing 99.76% of the share capital of Serwis Slupsk and the same number of votes at its General Meeting of Shareholders for the total value of PLN 1,324,999.15,
- 360 shares in Serwis Wroclaw Sp. z o.o. with a par value of PLN 500 each, representing 88.33% of the share capital of Serwis Wroclaw and 83.33% of votes at its General Meeting of Shareholders for the total value of PLN 745,000,
- 431 shares in Serwis Krakow Sp. z o.o. with a par value of PLN 500 each, representing 83.20% of the share capital of Serwis Krakow and the same number of votes at its General Meeting of Shareholders for the total value of PLN 230,000

- 2,387 shares in Serwis Podlasie Sp. z o.o. with a par value of PLN 100 each, representing 89.67% of the share capital of Serwis Podlasie and the same number of votes at its General Meeting of Shareholders for the total value of PLN 298,375.
- 6,495 shares in Serwis Zachod Sp. z o.o. with a par value of PLN 100 each, representing 74.31% of the share capital of Serwis Zachod and the same number of votes at its General Meeting of Shareholders for the total value of PLN 754,978.80.
- 1,581 shares in Serwis Poznan Sp. z o.o. with a par value of PLN 100 each, representing 51.00% of the share capital of Serwis Poznan and the same number of votes at its General Meeting of Shareholders for the total value of PLN 190,004.24.
- 206 shares in Serwis Szczecin Sp. z o.o. with a par value of PLN 500 each, representing 49.05% of the share capital of Serwis Szczecin and the same number of votes at its General Meeting of Shareholders for the total value of PLN 182,134.90.

Execution of above transactions is the next step in the process of selling non-core subsidiaries. Activities of the sold companies include repair and maintenance services. At the transaction date, sold companies employed 245 people.

22. O n 31 December 2003 PKN ORLEN S.A. signed yearly contracts:
- with BP Polska Sp. z o.o. The subject of the agreement is sales of petrol and diesel fuel to the company BP Polska Sp. z o.o. in 2004. The estimated value of the contract amounts to PLN 3,342,000 thousand (gross).
- with SHELL Polska Sp. z o.o. The subject of the agreement is sales of petrol and diesel fuel to the company SHELL Polska Sp. z o.o. in 2004. The estimated value of the contract amounts to PLN 1,920,000 thousand (gross).

Agreements entered into by other companies of Capital Group in 2003 and not mentioned in the part concerning Dominant Company:

- **Basell Orlen Polyolefins Sp. z o.o.**

1. Joint Venture company and Basell Polyolefins Company N.V./S.A. ("BPC") concluded on 28 February 2003 an agreement on delivery concerning sale by the Joint Venture Company and purchase by BPC based on exclusive rights of specified category of polyolefin, produced by the Joint Venture company. The amount of specified the amount of specified category of polyolefin sell by Joint Venture Company and purchase by BPC is specified yearly in accordance with procedure provided for in the agreement. The yearly amount of polyolefin delivered under the agreement will be limited by production capabilities of new installation of Joint Venture, which will amount 400 thousands ton for polypropylene yearly and 320 thousands ton polyethylene yearly, and also production capabilities existing polyethylene installation amounting 105 thousands ton yearly. The agreement will be put into effect in the day of the final end of construction of Joint Ventures plants and will be in force till

the day of dissolution of Joint Venture. PKN ORLEN has the right to direct investigate rights entitled to the Joint Venture company in accordance with obligation resulting from the agreement.

2. On 21 October 2003 an agreement was signed on engineering and construction works between Basell Orlen Poyolefins S p. z o .o. located i n Plock, T ecnimont P oland S p. z o .o. located in Warsaw, T ecnimont S .p.A. located in Milano, Italy. The subject of the agreement signed on 21 October 2003 is to design and build new installations to produce polypropylene and polyethylene within the joint venture between PKN ORLEN S.A. and Basell Europe Holdings B.V. The total cost of the joint venture's undertakings amounts to EUR 500 million.

- **Rafineria Trzebinia S.A.**

1. On May 2003 agreements were signed with ExonMobil Research and Engineering Company – the owner of the patent, and with Foster Wheeler on delivery of technology for Hydrorefinery of Paraffin.
2. On 16 June 2003 Rafineria Trzebinia S.A. signed an agreement with AT AGRAR – TECHNIK GmBH & Co. KG to build biodiesel installation in Rafineria Trzebinia S.A. of production capabilities of 100 thousands ton/year. The value of the agreement amounts to EUR 16,932 thousands. The end of construction and to give it to exploitation is planned on IV quarter of 2004.

INFORMATION ON BASIC PRODUCTS AND SERVICES, AND ON MARKETS AND SOURCES OF SUPPLY WITH ENUMERATION OF SUPPLIERS

Consolidated companies	Basic products and services	Markets (area of operation)	Dominating suppliers	Sales value in PLN thousand
Dominant company				
PKN ORLEN S.A.	leaded and unleaded gasoline, diesel, heating, and special oils, lubricants, bitumen, polyethylene, polypropylene, ethylene, propylene, butadiene, glycols, phenol, acetone	Poland and Europe	J&S Service&Investment Ltd	24,629,963
Subsidiaries				
Rafineria Trzebinia S.A.*	leaded and unleaded gasoline, diesel, heating and special oils, paraffin, bitumen	domestic market and export	PKN ORLEN S.A., Rafineria Nafty Jedlicze S.A., INFINEUM UK ltd, CIECH	1,626,500
Rafineria Nafty Jedlicze S.A.*	engine gasoline, diesel, heating oil, machine, hydraulic, transmission, lubricants, bitumen	domestic market and export (Czech Republic)	ORLEN PetroTank Sp. z o.o. PETROLINVEST sp. z o.o. J.S Energy Warszawa, KGNiG Sanok, ORLEN PetroCentrum Sp. z o.o.	477,359
IKS Solino S.A.	brine, evaporated, pickling tablet and other types of salt	domestic market and export	IZCH Matwy S.A., JZS Janikosoda S.A. and ANWIL Wloclawek	95,415
Anwil S.A.*	polyvinyl chloride, ammonium nitrate, granulated PVC ammonium nitrate, soda lye, sodium hydrate, CANWIL	domestic market and export	PKN ORLEN S.A., PGNiG S.A., IKS Solino S.A., ZA Kedzierzyn S.A., Exxon, BASF i OXENO	1,284,040
ORLEN-Oil Sp. z o.o.*	engine, industrial and technological oils, bitumen, etc.	domestic market and export	PKN ORLEN S.A. Rafineria Nafty Jedlicze S.A.	434,080
ORLEN Asfalt Sp. z o.o.	Road and industrial asphalts and components	Poland, Germany, Czech Republic, Slovakia	PKN ORLEN S.A. Rafineria Trzebinia S.A.	351,565
ORLEN PetroTank Sp. z o.o.	engine gasoline, diesel, heating oil, Petrygo liquid, plastics	South-eastern Poland	PKN ORLEN S.A.	1,492,010

Consolidated companies	Basic products and services	Markets (area of operation)	Dominating suppliers	Sales value in PLN thousand
ORLEN PetroProfit Sp. z o.o.*	engine gasoline, diesel, heating oil, preparation and sales of Petrygo liquids	Eastern Poland	PKN ORLEN S.A., ORLEN Petro Centrum Sp. z o.o., Petrooil Krakow	484,279
ORLEN PetroCentrum Sp. z o.o.	engine gasoline, diesel, heating oil, LPG	Central and north-western Poland	PKN ORLEN S.A. ORLEN PetroTank Sp. z o.o. Agencja Rezerw Materialowych	657,978
Petrolot Sp. z o.o.	engine gasoline, diesel, aircraft fuel	Polish and international airlines	PKN ORLEN S.A. Osrodek Badawczo Rozwojowy Przemyslu Rafineryjnego in Plock	498,676
ORLEN Morena Sp. z o.o.	engine gasoline, diesel, heating oil	Northern Poland	PKN ORLEN S.A. ORLEN PetroCentrum Sp. z o.o. ORLEN PetroTank Sp. z o.o.	214,651
Ship - Service S.A.	boat fuel, heating oil, diesel	Harbours domestic and international (in Klaipede, Lithuania)	PKN ORLEN S.A. Litasco Ltd.	249,204
ORLEN PetroZachod Sp. z o.o.	engine gasoline, diesel, heating oil, Perygo liquid, plastics	Poland, wielkopolskie, lubuskie, dolnoslaskie, zachodniopom.	PKN ORLEN S.A. ORLEN PetroTank Sp. z o.o. ORLEN PetroCentrum Sp. z o.o., Basell Orlen Polyolefins Sp.z o.o.	441,271
Activity in Germany	engine gasoline, diesel, heating oil, LPG	Northern Germany	BP, Shell, Holbron, Mabanaft, Dreyfuss, HGM	6,269,563
ORLEN Gaz Sp. z o.o.	sale of LPG	Poland, Slovakia	PKN ORLEN S.A.	400,945
Zaklad Budowy Aparatury S.A.	chemical installation production, sale and repairs	Poland	PKN ORLEN S.A.	24,636
Petrotel Sp. z o.o.	telecommunication services	Plock	Swiss Voice (Ascom), Polkomtel	33,376
ORLEN Projekt S.A.	design and technical documentation mainly for refinery sector	Poland and Europe	PKN ORLEN S.A.	14,368
ORLEN Medica Sp. z o.o.	health-care services	domestic market	-	15,193
ORLEN Polimer Sp. z o.o.	sales of plastics	domestic market, regions: central Poland, Warsaw, Gdansk	Basell Orlen Polyolefins Sp. z o.o., TVK POLSKA, DOW POLSKA, MB Barter&Trading, GLOBAL COLORS POLSKA	97,682

Consolidated companies	Basic products and services	Markets (area of operation)	Dominating suppliers	Sales value in PLN thousand
ORLEN Automatyka Sp. z o.o.	repairing services	Poland	-	21,228
ORLEN Wir Sp. z o.o.	repairing services	Poland	-	9,139
ORLEN Transport Plock Sp. z o.o.	passenger car and cargo transportation, motor vehicle services and repairs	Poland and Europe	PKN ORLEN S.A.	78,315
ORLEN Transport Szczecin Sp. z o.o.	transportation services	Poland: zachodniopomorskie, lubuskie, wielkopolskie, pomorskie.	PKN ORLEN S.A.	4,781
ORLEN Transport Krakow Sp. z o.o.	transportation services	Poland, malopolskie, slaskie and podkarpackie	PKN ORLEN S.A., ORLEN PetroTank Sp. z o.o., ORLEN Oil Sp. z o.o., KrakGAZ	33,170
ORLEN Transport Lublin Sp. z o.o.	transportation services	Poland and Europe	PKN ORLEN S.A. Renault Truck Polska Sp. z o.o.	13,008
ORLEN Transport Nowa Sol Sp. z o.o.	transportation services	Poland, region of lubuskie, dolnoslaskie and partly zachodniop. wielkopolskie	PKN ORLEN S.A.	13,599
ORLEN Transport Slupsk Sp. z o.o.	transportation services,	domestic market	PKN ORLEN S.A.	18,485
ORLEN Transport Olsztyn Sp. z o.o.	transportation services	Poland and Europe	PKN ORLEN S.A.	14,550
ORLEN Transport Kedzierzyn Kozle Sp. z o.o.	transportation services	Poland, Opole region	PKN ORLEN S.A., Fiat Auto Poland S.A., Rafineria Trzebinia S.A., ORLEN Transport Krakow Sp. z o.o.	19,378
ORLEN KolTrans Sp. z o.o.	loading and unloading rail service points, forwarding of products, management of tankers cars and trade in fuels and oils	Poland	PKN ORLEN S.A., ORLEN Gaz Sp. z o.o., ORLEN Oil Sp. z o.o., ORLEN PetroTank Sp. z o.o., Anwil S.A.	20,713
ORLEN Budonaft Sp. z o.o.	construction, maintenance and modernizations of service stations	Poland	BRUGG, AGROSTAL, ONNINEN, ROYAL-HURT, GRUDNIK, TUPLEX	29,067
ORLEN Laboratorium Sp. z o.o.	laboratory services	Poland	Polskie Odczynniki Chemiczne S.A., HURT CHEM, INKOM	43,461

Consolidated companies	Basic products and services	Markets (area of operation)	Dominating suppliers	Sales value in PLN thousand
ORLEN Powiernik Sp. z o.o.	trust services to PKN ORLEN	Plock	PKN ORLEN S.A.	120
Joint Ventures				
Basell Orlen Polyolefins Sp. z o.o.	polypropylene, polyethylene	domestic market , export (Germany, Holland, Italy, Czech, Slovakia, Ukraine, Lithuania, Eastland)	PKN ORLEN S.A., Basell Europe Holding, ORLEN Projekt, Tecnimont, VOS Logistics, Chempack, B+K, Atofina	725,697
Associated Companies				
Naftoport Sp. z o.o.	reloading services	National and international market	-	56,613
Chemiepetrol Sp. z o.o.	Petrochemical products agency services	Germany	polish chemical plants	28,923
Flexpol Sp. z o.o.	Production of packaging and labelling materials	domestic market and export	PKN ORLEN S.A.	74,997

- jointly capital group

TRANSACTIONS WITH RELATED ENTITES

Transactions with related entities, where value of single transaction or total value of transactions during the year ended 31 December 2003 exceeds a PLN equivalent of EUR 500 thousand:

No	Name of business partners	Sales in PLN thousand	Purchases in PLN thousands
1.	ORLEN Gaz Sp. z o.o.	258,383.4	129,991.0
2.	ORLEN PetroProfit Sp. z o.o.	165,041.3	12,804.0
3.	ORLEN PetroTank Sp. z o.o.	1,261,047.2	20,794.0
4.	Inowroclawskie Kopalnie Soli "SOLINO" S.A.	621.3	24,799.1
5.	ORLEN PetroCentrum Sp. z o.o.	594,778.8	5,729.2
6.	PETROLOT Sp. z o.o.	485,245.9	1,309.9
7.	Petrotel Sp. z o.o.	1,752.5	11,226.4
8.	Wisla Plock Sportowa S.A.	379.3	16,445.4
9.	Grupa Kapitalowa Rafineria Trzebinia S.A. (without ORLEN Oil)	142,076.2	31,309.2
10.	ORLEN Medica Sp. z o.o	135.6	5,395.5
11.	ORLEN PetroZachod Sp. z o.o.	138,023.3	6,807.3
12.	ORLEN Polimer Sp. z o.o.	12,348.9	12.0
13.	ORLEN Projekt S.A.	367.2	9,116.7
14.	ORLEN Ochrona Sp. z o.o.	1,148.0	26,476.2
15.	Zaklad Budowy Aparatury S.A.	3,067.6	6,062.0
16.	ORLEN Transport Plock Sp. z o.o.	55,001.9	17,214.8
17.	Rafineria Nafty Jedlicze S.A.	20,011.1	772.9
18.	ORLEN Automatyka Sp. z o.o.	576.5	19,095.1
19.	ORLEN WodKan Sp. z o.o.	1,322.2	14,397.0
20.	ORLEN Wir Sp. z o.o.	692.9	7,106.6
21.	ORLEN Budonaft Sp. z o.o.	846.4	27,483.1
22.	Serwis Wroclaw Sp. z o.o.	291.3	5,761.3
23.	SHIP-SERVICE S.A.	92,449.3	109.6
24.	ANWIL S.A.	262,698.1	5,062.9
25.	ORLEN Oil Sp. z o.o.	169,393.5	1,021.8
26.	Serwis Szczecin Sp. z o.o.	105.0	2,286.1
27.	Serwis Krakow Sp. z o.o.	119.0	2,666.6
28.	Serwis Mazowsze Sp. z o.o.	4,181.0	7,697.7
29.	Serwis Poznan Sp. z o.o.	268.2	3,375.9
30.	Serwis Slupsk Sp. z o.o.	125.8	4,186.9
31.	Centrum Edukacji Sp. z o.o.	389.1	5,522.0
32.	Flexpol Sp. z o.o.	17,757.0	3.6
33.	Serwis Podlasie Sp. z o.o.	226.4	2,278.1
34.	Serwis Zachod Sp. z o.o.	189.0	4,664.2
35.	Serwis Nowa Wies Wielka Sp. z o.o.	237.5	3,136.2
36.	ORLEN Transport Olsztyn Sp. z o.o.	6,753.2	6,453.3
37.	ORLEN Transport Lublin Sp. z o.o.	2,277.3	8,797.1
38.	ORLEN Transport Szczecin Sp. z o.o.	778.2	3,783.9
39.	ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	4,986.0	6,644.2

No	Name of business partners	Sales in PLN thousand	Purchases in PLN thousands
40.	ORLEN Transport Poznan Sp. z o.o.	2,099.8	8,993.8
41.	ORLEN Transport Slupsk Sp. z o.o.	5,107.3	6,319.0
42.	ORLEN Transport Krakow Sp. z o.o.	17,317.1	8,239.4
43.	ORLEN Transport Warszawa Sp. z o.o.	1,034.6	6,529.4
44.	ORLEN Transport Nowa Sol Sp. z o.o.	2,756.2	11,848.3
45.	ORLEN Asfalt Sp. z o.o. (formerly Bitrex Sp. z o.o.)	285,876.1	4,648.6
46.	Zaklad Urzadzen Dystrybucyjnych Sp. z o.o.	112.1	5,089.2
47.	ORLEN KolTrans Sp. z o.o.	3,436.7	12,291.4
48.	ORLEN Morena Sp. z o.o.	38,621.9	1,086.4
49.	Basell Orlen Polyolefins Sp. z o.o.	533,070.9	6,532.5
50.	ORLEN Laboratorium Sp. z o.o.	4,495.1	41,138.0
51.	Przedsiebiorstwo Inwestycyjno-Remontowe RemWil Sp. z o.o.	0.0	2,864.0
52.	Petro-Oil Malopolskie Centrum Sprzedazy Sp. z o.o.	4,492.7	7,262.1
53.	Petro-Oil Wielkopolskie Centrum Sprzedazy Sp. z o.o.	4,605.4	7,990.5
54.	PPHU Piast Sp. z o.o.	40,488.2	485.7
55.	Petro - Oil Podlaskie Centrum Sprzedazy Sp. z o.o.	0.0	3,472.1
56.	Petro - Oil Zachodniopomorskie Centrum Sprzedazy Sp. z o.o.	0.0	4,276.9
57.	Petro-Oil Dolnoslaskie Centrum Sprzedazy Sp. z o.o.	69.5	10,171.5
58.	Petro-Oil Lodzkie Centrum Sprzedazy Sp. z o.o.	0.4	4,372.8
59.	ORLEN Mechanika Sp. z o.o.	704.8	13,618.1
60.	ORLEN Eltech Sp. z o.o.	561.9	10,492.5
61.	ORLEN EnergoRem Sp. z o.o.	289.4	7,358.6
62.	ORLEN Remont Sp. z o.o.	1,551.4	15,643.9

Transactions with related entities were presented above using the arithmetic average of the exchange rates published by the National Bank of Poland for the last day of each month in the period from 1 January 2003 to 31 December 2003 – equal – 4.4474 PLN/ EURO.

CHANGES IN THE COMPOSITION OF THE DOMINANT COMPANY AND IN THE CONSOLIDATED COMPANIES' MANAGEMENT AND SUPERVISORY BOARDS DURING THE FINANCIAL YEAR 2003

Following people were members of the Management Board of PKN ORLEN S.A. in the period from 1 January 2003 to 31 December 2003:

Zbigniew Wrobel	President of the Management Board General Director since 8 February 2002
Slawomir Golonka	Vice-President of the Management Board from 8 February 2002. Vice-President of the Management Board for Sales from 12 March 2002.
Andrzej Macenowicz	Member of the Management Board 8 February 2002. Vice-President of the Management Board from 7 March 2002. Vice-President of the Management Board for Human Resources and Management Systems from 12 March 2002.
Janusz Wisniewski	Vice-President of the Management Board from 7 March 2002. Vice-President of the Management Board for Development and Production from 12 March 2002.
Jacek Strzelecki	Vice-President of the Management Board for Economy and Finance from 11 July 2002.

In the reporting period supervision over the activity of the Dominant Company was performed by the Supervisory Board constituted by following people:

Maciej Gierej	Member of the Supervisory Board from 21 February 2002 to 28 June 2002 Chairman of the Supervisory Board since 28 June 2002
Edward Grzywa	Member of the Supervisory Board since 21 February 2002
Krzysztof Kluzek	Member of the Supervisory Board since 21 February 2002
Andrzej Kratiuk	Member of the Supervisory Board since 21 February 2002
Ryszard Lawniczak	Member of the Supervisory Board since 21 February 2002
Grzegorz Mroczkowski	Member of the Supervisory Board since 8 February 2002 Secretary of Supervisory Board from 7 March 2002 – to 25 March 2003
Krzysztof Szlubowski	Member of the Supervisory Board since 21 February 2002

Jan Waga	Member of the Supervisory Board from 21 February 2002 Vice Chairmen of the Supervisory Board from 7 March 2002
Jozef Wozniakowski	Member of the Supervisory Board from 28 June 2002 to 14 February 2003
Jacek Bartkiewicz	Member of the Supervisory Board 25 March 2003
Orest Andrzej Nazaruk	Member of the Supervisory Board from 17 April 2003 Secretary of Supervisory Board since 14 May 2003

Members of the Management and Supervisory Boards in companies of the Capital Group PKN ORLEN S.A. as at 31 December 2003 (below Supervisory Board members include only those representing PKN ORLEN SA)

The companies of a greatest meaning when considering turn-over and equity:

Rafineria Trzebinia S.A.	President Member of the Management Board Supervisory Board	Grzegorz Slak Pawel Kaliciak, Wozniakowski Eugeniusz Janusz Wisniewski - Chairmen of the Supervisory Board Piotr Kearney, Andrzej Sikora, Danuta Kowalska, Grzegorz Wolinski
Rafineria Nafty Jedlicze S.A.	President Member of the Management Board Supervisory Board	Krzysztof Janas Adam Kozak, Ryszard Szyszlak Andrzej Macenowicz - Chairmen of the Supervisory Board Czeslaw Bugaj, Andrzej Stegenta, Tomasz Gryzewski, Lyko Marian
IKS „Solino" S.A.	President Member of the Management Board Supervisory Board	Czeslaw Misterski Piotr Mrozinski, Jolanta Uzarczyk-Gerus, Andrzej Macenowicz - Chairmen of the Supervisory Board Marek Bakula, Piotr Kearney, Wladyslaw Wawak
Anwil S.A.	President Member of the Management Board Supervisory Board	Benedykt Michewicz Teresa Szeligowska, Krzysztof Kaminski Janusz Wisniewski - Chairmen of the Supervisory Board Jacek Strzelecki, Stefan Garus, Janusz Zielinski

Naftoport Sp. z o.o.	President Member of the Management Board Supervisory Board	Tadeusz Zakrzewski Andrzej Radzikowski Andrzej Macenowicz - Chairmen of the Supervisory Board Wladyslaw Wawak, Witold Czaja
ORLEN -Oil Sp. z o.o.	President Member of the Management Board Supervisory Board	Marian Andrzej Lyko Adam Gebala, Wojciech Glaziewicz Slawomir Golonka - Chairmen of the Supervisory Board Janusz Wisniewski
Basell Orlen Polyolefins Sp. z o.o.	President Member of the Management Board Supervisory Board	Hartmut Luker Karol Marek Sep, Willem Adolf Eduardus Waelput, Malgorzata Wisnicka-Hincza Zbigniew Wrobel - Chairmen of the Supervisory Board Slawomir Golonka
ORLEN Asfalt Sp. Z o.o.	President Member of the Management Board Supervisory Board	Wojciech Hetkowski Tomasz Kwiecien, Andrzej Zdzienicki, Arkadiusz Szyszka Janusz Wisniewski - Chairmen of the Supervisory Board Marcin Krupa, Malgorzata Murawa-Swiatkiewicz

Fuel companies:

ORLEN PetroTank Sp. z o.o.	President Member of the Management Board Supervisory Board	Andrzej Gorczyca Roman Lewandowski, Andrzej Swiatkowski Jacek Strzelecki - Chairmen of the Supervisory Board Andrzej Anklewicz, Stefan Garus
ORLEN PetroProfit Sp. z o.o.	President Member of the Management Board Supervisory Board	Jan Serwa Jacek Stodolkiewicz, Ewa Josko Krzysztof Gawlowski - Chairmen of the Supervisory Board Wojciech Ostrowski, Bogdan Leski
ORLEN PetroCentrum Sp. z o.o.	President Member of the Management Board Supervisory Board	Jozef Janiszewski Aniela Michalik Tomasz Osowiecki - Chairmen of the Supervisory Board Alicja Kaminska, Jozef Wieckowski
Petrolot Sp. z o.o.	President Member of the Management Board Supervisory Board	Jan Kujawa Ryszard Piekarzewski, Krzysztof Czujkowski Kazimierz Klek - Chairmen of the Supervisory Board Zbigniew Naskretski

ORLEN PetroZachod Sp. z o.o.	President Member of the Management Board Supervisory Board	Krzysztof Badura Przemyslaw Lesnik, Zenon Gawron Maciej Wojciechowski - Chairmen of the Supervisory Board Jaroslaw Sosinski
Ship – Service S.A.	President Member of the Management Board Supervisory Board	Jerzy Krzystyniak Edmund Kazimierz Runowicz, Dariusz Sabalski Wojciech Radomski- Chairmen of the Supervisory Board Mariusz Pietka Zdzislaw Kedzierski
ORLEN Morena Sp. z o.o.	President Member of the Management Board Supervisory Board	Izabella Olszewska Wanda Zubrycka Pawel Wysocki - Chairmen of the Supervisory Board Aneta Pankowska
ORLEN Deutschland GmbH	President Member of the Management Board Supervisory Board	Jean-Jaques Verschueren Michal Jonczynski, Josef Niedworok Slawomir Golonka - Chairmen of the Supervisory Board Piotr Kearney, Robert Bednarski, Zbigniew Naskretski, Marian Papka
ORLEN Deutschland Immobilien GmbH	President Member of the Management Board Supervisory Board	Jean-Jaques Verschueren Michal Jonczynski, Josef Niedworok Slawomir Golonka - Chairmen of the Supervisory Board Piotr Kearney, Robert Bednarski, Zbigniew Naskretski, Marian Papka

LPG trading companies:

ORLEN Gaz Sp. z o.o.	President Member of the Management Board Supervisory Board	Andrzej Rokicki Bernard Cichocki, Krzysztof Pius Bazyli Samojlik - Chairmen of the Supervisory Board Wojciech Radomski, Grazyna Tomala

Companies from restructuring of the Dominant Company:

Zaklad Budowy Aparatury S.A.	President Member of the Management Board Supervisory Board	Antoni Jagodzinski Leszek Luniewski Robert Bednarski - Chairmen of the Supervisory Board Jacek Stanik, Danuta Kozlowska
Petrotel Sp. z o.o.	President Member of the Management Board Supervisory Board	Marian Ostrowski Ewa Raczynska, Janusz Sawicki Jerzy Bielec - Chairmen of the Supervisory Board Artur Parlicki
ORLEN Projekt S.A.	President Member of the Management Board Supervisory Board	Zbigniew Rakowiecki Wlodzimierz Garwacki Konstanty Makal - Chairmen of the Supervisory Board Przemyslaw Grabowski Andrzej Czarzasty
ORLEN Medica Sp. z o.o.	President Member of the Management Board Supervisory Board	Pawel Reszelski Wojciech Szumski Jerzy Adamus - Chairmen of the Supervisory Board Malgorzata Olaszkiewicz Jozef Kurek
ORLEN Polimer Sp. z o.o.	President Member of the Management Board Supervisory Board	Andrzej Szota Wieslaw Mazur, Tomasz Pawlikowski Tomasz Kwiecien – Chairmen of the Supervisory Board Aleksandra Sieczkowska, Jerzy Nowalinski
ORLEN Laboratorium Sp. z o.o.	President Member of the Management Board Supervisory Board	Andrzej Plewicki Adam Wisniewski Zbigniew Naskretski – Chairmen of the Supervisory Board Krystyna Zelechowska

Maintenance companies of the Dominant Company:

ORLEN Automatyka Sp. z o.o.	President Member of the Management Board Supervisory Board	Kazimierz Betlejewski Jerzy Klatte Waldemar Pobierzyn - Chairmen of the Supervisory Board Tomasz Kruszewski
ORLEN Wir Sp. z o.o.	President Member of the Management Board Supervisory Board	Jozef Swiatczak Witold Kapela Zdzislaw Nicewicz – Chairmen of the Supervisory Board Waldemar Zaborowski

Transportation companies of the Dominant Company:

ORLEN Transport Plock Sp. z o.o.	President Member of the Management Board Supervisory Board	Jerzy Jasinski Roman Rutecki, Remigiusz Miecznikowski Eugeniusz Korsak - Chairmen of the Supervisory Board Elwira Lewtak
ORLEN Transport Szczecin Sp. z o.o.	President Member of the Management Board Supervisory Board	Pawel Hapczyk Bogdan Biskupski Artur Falkiewicz - Chairmen of the Supervisory Board Malgorzata Malkiewicz
ORLEN Transport Krakow Sp. z o.o.	President Member of the Management Board Supervisory Board	Robert Zaklika Marek Misiejko Grazyna Tomala - Chairmen of the Supervisory Board Tomasz Woloch
ORLEN Transport Lublin Sp. z o.o.	President Member of the Management Board Supervisory Board	Andrzej Czajkowski Janusz Zaorski Mariusz Galusiakowski - Chairmen of the Supervisory Board Marek Jedlak
ORLEN Transport Nowa Sol Sp. z o.o.	President Supervisory Board	Leszek Gnitecki Henryk Jaworski - Chairmen of the Supervisory Board Anna Jasinska
ORLEN Transport Slupsk Sp. z o.o.	President Member of the Management Board Supervisory Board	Wieslaw Idzkowski Edward Klecha, Slawomir Myslinski Anna Szurek - Chairmen of the Supervisory Board Grzegorz Mlynarczyk
ORLEN Transport Olsztyn Sp. z o.o.	President Member of the Management Board	Tadeusz Kowalczyk Stanislaw Mastylo Jerzy Majchrzak - Chairmen of the Supervisory

ORLEN KolTrans Sp. z o.o.	President Member of the Management Board Supervisory Board	Andrzej Dorosz Czeslaw Wieczorek Marcin Jezewski - Chairmen of the Supervisory Board Andrzej Malecki Adam Wozniak

Other companies:

Chemiepetrol Sp. z o.o.	Management Board	Dariusz Dabrowa, Jurgen Kleiner
Flexpol Sp. z o.o.	President Supervisory Board	Zdzislaw Nisztor Karol Marek Sep Robert Gmyrek
ORLEN Powiernik Sp. z o.o.	President Member of the Management Board Revision Commission	Arkadiusz Lewtak Malgorzata Mioduska Andrzej Barna - President of Revision Commission Iwona Zawidzka Grazyna Tomala
ORLEN Budonaft Sp. z o.o.	President Member of the Management Board Supervisory Board	Wladyslaw Teterycz Ewa Czernicka, Marek Truchan Dariusz Kusiak - Chairmen of the Supervisory Board Maciej Szozda Rafal Jedrzejewski Walenty Cywinski

TOTAL NUMBER OF ALL SHARES OF THE PARENT COMPANY AND OF OTHER CAPITAL GROUP ENTITIES BEING HELD BY MANAGEMENT BOARD AND SUPERVISORY BOARD MEMBERS OF DOMINANT COMPANY

On 31 December, 2003 management staff and supervisory board members did not possess any shares and stakes in the Parent Company and other companies in the Capital Group.

SHAREHOLDERS OF THE DOMINANT COMPANY

Shareholders of PKN ORLEN S.A. as at 31 December 2003.

Shareholders	Number of shares	Number of votes	Par value of shares	Share in share capital
Nafta Polska S.A	74,076,299	74,076,299	92,595,374	17.32%
State Treasury	43,633,897	43,633,897	54,542,371	10.20%
The Bank of New York	44,464,114	44,464,114	55,580,142	10.40%
Other *	265,534,751	265,534,751	331,918,439	62.08%
Total	**427,709,061**	**427,709,061**	**534,636,326**	**100.00%**

*According to the current report no 56/2002 issued on 20 June 2002, Warsaw based Kulczyk Holding S.A. and its affiliates, possessed 23,911,206 shares of PKN ORLEN S.A., constituting 5.591% (taking into consideration increase in the share capital on 20 November 2003) of total number of votes on the General Meeting of Shareholders.

* According to the current report no 54/2003 issued on 4 July 2003, Commercial Union OFE BPH CU WBK possessed at 1 July 2003 21,533,539 shares of PKN ORLEN S.A., constituting 5.035% of share capital and 21,533,539 votes on the General Meeting of Shareholders which equals to 5.035% (taking into consideration increase in the share capital on 20 November 2003) of total number of votes on the General Meeting of Shareholders.

No contracts are known, as a result of which changes in the stake of shareholders might occur in the future.

Management Board Commentary on Business Operations of Polski Koncern Naftowy ORLEN Spolka Akcyjna for the year ended 31 December 2003 submitted by the Management Board composed of:

....
President of the Management
Zbigniew Wróbel

....
Vice - President of the Management
Jacek Strzelecki

....
Vice - President of the Management
Sławomir Golonka

....
Vice - President of the Management
Janusz Wiśniewski

....
Vice - President of the Management
Andrzej Macenowicz

Plock, 19 April 2004

Regulatory Announcement

Go to market news section

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	LIFO_Q1 2004
Released	07:00 14-May-04
Number	6782Y

Current Report 35/2004 dated 14 May 2004

Impact of LIFO valuation of inventories

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN"), Central Europe's largest downstream oil company, informs about **impact of LIFO valuation of inventories on unconsolidated financial results of PKN ORLEN and consolidated financial results of PKN ORLEN Capital Group for 1Q 2004.**

Estimates of gross income and net income (after deferred taxation) assuming LIFO valuation of inventories of PKN ORLEN under Polish Accounting Standards (PAS) and of PKN ORLEN Capital Group under PAS and under International Financial Reporting Standards (IFRS) are as follows (PLN m):

	1Q 2004	1Q 2003
PKN ORLEN's unconsolidated gross profit under PAS	326	385
PKN ORLEN's unconsolidated net profit under PAS	254	274
Consolidated gross profit under PAS	374	323
Consolidated net profit under PAS	290	232
Consolidated gross profit under IFRS	404	308
Consolidated net profit under IFRS	305	205

The assumptions used for the above LIFO estimates are the same as

About PKN ORLEN S.A.

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Close

PKN ORLEN SA
SEC File
82-5036

POLSKI KONCERN NAFTOWY ORLEN S.A.

CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
3 MONTH PERIODS ENDED
31 MARCH 2004 AND 31 MARCH 2003
PREPARED IN ACCORDANCE WITH
INTERNATIONAL FINANCIAL REPORTING STANDARDS

Ernst & Young Audit sp. z o.o.
ul. Emilii Plater 53
00-113 Warszawa

Tel. +48 22 557 70 00
Fax +48 22 557 70 01
warszawa@pl.ey.com
www.ey.com/pl

INDEPENDENT AUDITOR'S REVIEW REPORT

To the shareholders of Polski Koncern Naftowy ORLEN S.A.

We have reviewed the accompanying consolidated balance sheet of Polski Koncern Naftowy ORLEN S.A. (the "Company") as of 31 March 2004 and the related consolidated statements of income, cash flows and changes in equity for the 3 month period ended 31 March 2004 ("the consolidated condensed financial statements"). These consolidated condensed financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these consolidated condensed financial statements based on our review.

We conducted our review in accordance with the International Standard on Auditing applicable to review engagements. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion on the accompanying consolidated condensed financial statements.

1. The International Accounting Standards Board has issued International Financial Reporting Standard no 1 ("IFRS 1") "First-time Adoption of International Financial Reporting Standards", which is effective for financial statements for periods beginning on or after 1 January 2004. In accordance with the pronouncements of IFRS 1 the Company is considered as the first time adopter of International Financial Reporting Standards ("IFRS"). IFRS 1 requires, among other things that an entity recognises in its financial statements all assets and liabilities whose recognition is required by IFRSs. In accordance with IFRS 1 an entity may elect to measure an item of property, plant and equipment at the date of transition to IFRSs at its fair value and use that fair value as its deemed cost at that date.

   Perpetual usufruct rights granted to the Company in the past based on administrative decisions meet the definition of an asset. Accordingly these perpetual usufruct rights should be recognised in the Company's financial statements. As discussed in Note 2 to the accompanying condensed consolidated financial statements, no fair value estimation of the above assets was performed by the Company, to determine deemed cost. As a result, we are not able to assess the potential effect of the aforementioned issue on the consolidated condensed financial statements.

2. International Accounting Standard No. 29 "Financial Reporting in Hyperinflationary Economies" (IAS 29) requires that the carrying amounts of assets and liabilities reported in a period of hyperinflation should be expressed in the measuring unit current at the end of the hyperinflationary period and constitute the basis for the carrying amounts in the subsequent financial statements. The Polish economy was hyperinflationary until the end of 1996 and ceased to be hyperinflationary in 1997. The Company last revalued its fixed assets as of 1 January 1995 to reflect the effects of inflation, in general by applying price indices determined by the Central Statistical Office for individual groups of assets. This revaluation was not performed in accordance with the provisions of IAS 29 since the Company did not use a general price index and did not subsequently revalue its fixed assets as of 31 December 1996. As a result, the cumulative balances of property, plant and equipment, which existed prior to 31 December 1996, have not been expressed in the measuring unit current at the end of 1996. The Company also did not apply International Accounting Standard No 16 "Property, Plant and Equipment" requiring that the revalued amount of fixed assets approximate their fair value as at the date of revaluation. The Company has not determined fair value as a deemed cost in relation to the fixed assets discussed above, which would result from the requirements of IFRS 1. As a result, we are not able to assess the potential effect of the aforementioned issue on the consolidated condensed financial statements.

ERNST & YOUNG

Based on our review, except for the effects of the matters referred to in the above paragraphs, nothing has come to our attention that causes us to believe that the accompanying consolidated condensed financial statements are not presented fairly, in all material respects, in accordance with International Financial Reporting Standards.

We also reported separately on the consolidated condensed financial statements of the Company for 3 month period ended 31 March 2004 prepared in accordance with Polish Accounting Standards ("PAS"). The significant differences between PAS and International Financial Reporting Standards as far as they concern consolidated condensed financial statements referred to above are summarized in Note 3.10 of the accompanying consolidated condensed financial statements.

Ernst & Young Audit Sp. zo.o

Ernst & Young Audit Sp. zo.o.

Warsaw, Poland
11 May 2004

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONSOLIDATED CONDENSED BALANCE SHEETS
As of 31 March 2004 and 31 December 2003

	31 March 2004 (unaudited)	31 December 2003
	(in PLN million)	
ASSETS		
Non-current assets		
Property, plant and equipment	9,757	9,807
Negative goodwill	(267)	(273)
Intangible assets	119	121
Financial assets	555	534
Investments accounted for using equity method	490	493
Deferred tax assets	14	15
Other non-current assets	16	18
Total non-current assets	**10,684**	**10,715**
Current assets		
Inventories	3,148	3,058
Trade and other receivables	2,937	2,513
Income tax receivables	8	65
Short-term investments	122	67
Deferred costs	103	80
Cash and cash equivalents	584	562
Other financial assets	70	89
Total current assets	**6,972**	**6,434**
Total assets	**17,656**	**17,149**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Shareholders' equity		
Common stock	534	534
Capital reserve	1,359	1,359
Hedge accounting-cash flow hedges	(17)	-
Revaluation reserve	856	856
Foreign exchange difference on subsidiaries	66	62
Retained earnings	7,096	6,699
Total shareholders' equity	**9,894**	**9,510**
Minority interests	**444**	**427**
Non-current liabilities		
Interest bearing borrowings	2,091	1,836
Provisions	615	616
Deferred tax liabilities	304	293
Total non-current liabilities	**3,010**	**2,745**
Current liabilities		
Trade and other payables and accrued expenses	3,441	3,231
Income tax liabilities	53	-
Interest bearing borrowings	759	1,195
Deferred income	18	14
Other liabilities	37	27
Total current liabilities	**4,308**	**4,467**
Total liabilities and shareholders' equity	17,656	17,149

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONSOLIDATED CONDENSED INCOME STATEMENTS
For the 3 month periods ended 31 March 2004 and 31 March 2003

	For 3 months ended 31 March 2004	For 3 months ended 31 March 2003
	(unaudited) (in PLN million)	
Revenue	**6,325**	**4,962**
Cost of sales	(5,112)	(3,793)
Gross profit	**1,213**	**1,169**
Other operating income	52	188
Distribution costs	(542)	(455)
Administrative expenses	(184)	(209)
Other operating expenses	(34)	(103)
Profit from operations	**505**	**590**
Financial income	119	76
Financial expenses	(124)	(163)
Income from investments accounted for using equity method	17	10
Profit before income tax and minority interests	**517**	**513**
Corporate income tax	(103)	(152)
Profit after tax	**414**	**361**
Minority interests	(17)	(6)
Net profit	**397**	**355**
Basic earnings per share for the period (in zloty per share)	**0.93**	**0.84**

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONSOLIDATED CONDENSED CASH FLOW STATEMENTS
For the 3 month periods ended 31 March 2004 and 31 March 2003

	For 3 months ended 31 March 2004	For 3 months ended 31 March 2003
	(unaudited)	
	(PLN)	
Cash flows from operating activities		
Net profit for the period	**397**	**355**
Adjustments for:		
Minority interests	17	6
Net income from investments accounted for under equity method	(17)	(10)
Depreciation and amortisation	304	303
Interest and dividend charges, net	(47)	(14)
Income tax on current period profit	103	152
Loss on investing activities	13	-
(Increase) in receivables	(394)	(366)
(Increase) in inventories	(96)	(358)
Increase in accrued expenses and payables	353	290
(Decrease) / Increase in provisions	1	(13)
Other adjustments	24	(23)
Net income tax paid	(54)	(66)
Net cash flows from operating activities	**604**	**256**
Cash flows from investing activities		
Acquisition of property, plant and equipment and intangible assets	(322)	(233)
Proceeds from sales of property, plant and equipment	22	4
Proceeds from sales of available for sale investments	-	2
Acquisition of investments available for sale and entities accounted for under equity method	(11)	(22)
Acquisition of business in Germany, net of cash acquired	-	(419)
Acquisition of short-term securities	(283)	(13)
Proceeds from sales of short-term securities	229	8
Dividends and interest received	3	1
Other	2	(1)
Net cash flows used in investing activities	**(360)**	**(673)**
Cash flows from financing activities		
Proceeds from long-term and short-term loans and other borrowings	597	1,542
Repayment of long-term and short-term loans and other borrowings	(797)	(609)
Interest paid	(19)	(32)
Other	(3)	(1)
Net cash flows gained (used) in financing activities	**(222)**	**900**
Net increase/(decrease) in cash and cash equivalents	**22**	**483**
Cash and cash equivalents at the beginning of the period	**562**	**178**
Cash and cash equivalents at the end of the period	**584**	**661**

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONSOLIDATED CONDENSED STATEMENTS OF CHANGES IN EQUITY
For the 3 month periods ended 31 March 2004 and 31 March 2003
(PLN million)

	Common stock	Capital reserve	Hedge accounting-cash flow hedges	Revaluation reserve	Foreign currency translation	Retained earnings	Total shareholders' equity
1 January 2003	**525**	**1,174**	**-**	**859**	**-**	**5,771**	**8,329**
Foreign exchange gain on consolidation	-	-	-	-	25	-	25
Hedge accounting-cash flow hedges	-	-	(5)	-	-	-	(5)
Net Profit	-	-	-	-	-	355	355
31 March 2003 (unaudited)	**534**	**1,174**	**(5)**	**859**	**25**	**6,126**	**8,704**

	Common stock	Capital reserve	Hedge accounting-cash flow hedges	Revaluation reserve	Foreign currency translation	Retained earnings	Total shareholders' equity
1 January 2004	**534**	**1,359**	**-**	**856**	**62**	**6,699**	**9,510**
Foreign exchange gain on consolidation	-	-	-	-	4	-	4
Net profit	-	-	-	-	-	397	397
Hedge accounting-cash flow hedges	-	-	(17)	-	-	-	(17)
Other	-	-	-	-	-	-	-
31 March 2004 (unaudited)	**534**	**1,359**	**(17)**	**856**	**66**	**7,096**	**9,894**

POLSKI KONCERN NAFTOWY ORLEN S.A.
NOTES TO THE CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
for the 3 month periods ended 31 March 2004 and 31 March 2003
(PLN million)

1. Principal activities

The dominant company of the capital group of Polski Koncern Naftowy ORLEN (further referred to as "the Group") is Polski Koncern Naftowy ORLEN S.A. (further referred to as "the Company", "PKN ORLEN") located in Plock, Poland, 7 Chemikow Street.

The Company was established by the Notary Deed of 29 June 1993 as Mazowieckie Zaklady Rafineryjne i Petrochemiczne "Petrochemia Plock" S.A. as a State Treasury owned Joint Stock Company, and registered in the Companies Register in Plock on 1 July 1993. On 20 May 1999 the Company changed its name to Polski Koncern Naftowy S.A. Further, on 12 April 2000 the Company changed its name to Polski Koncern Naftowy ORLEN S.A.

The Company is engaged in the processing of crude oil into a broad range of petroleum products and petrochemicals and in the transportation and wholesale and retail distribution of such products. The other companies in the Group operate primarily in related downstream activities including further production and distribution as well as in production and sales of chemicals.

2. Basis of presentation

The Company applied for these consolidated condensed financial statements International Financial Reporting Standards ("IFRS") effective for respective accounting periods except for accounting for hyperinflation under International Accounting Standard No 29 "Financial Reporting in Hyperinflationary Economies" (IAS 29), revaluation of fixed assets under International Accounting Standard No 16 "Property, Plant and Equipment" (IAS 16) and recognition of perpetual usufruct of land under International Financial Reporting Standard no 1 ("IFRS 1") "First-time Adoption of International Financial Reporting Standards", as explained below.

In 2003 the International Accounting Standards Board has issued IFRS 1, which is effective for financial statements for periods beginning on or after 1 January 2004. In accordance with the pronouncements of IFRS 1 the Company is considered as the first time adopter of IFRS. IFRS 1 requires, among other things that an entity recognises in its financial statements all assets and liabilities whose recognition is required by IFRSs. In accordance with IFRS 1 an entity may elect to measure an item of property, plant and equipment at the date of transition to IFRSs at its fair value and use that fair value as its deemed cost at that date. The Company has not determined fair value as a deemed cost in relation to the fixed assets discussed above, which would result from the requirements of IFRS 1.

Perpetual usufruct rights granted to the Company in the past based on administrative decisions meet the definition of an asset. Accordingly, these perpetual usufruct rights should be recognised in the Company's financial statements based on fair value. As disclosed in consolidated financial statements for the year 2003 the Company has not recognised previously the above described perpetual usufructs as the historic cost could not be reliably determined. The Company has not performed a fair value estimation of the above discussed perpetual usufructs as it was not practicable.

The measurement and the reporting currency of these consolidated condensed financial statements is Polish Zloty ("PLN").

Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with IFRS have been condensed or omitted pursuant to International Accounting Standard No 34, "Interim Financial Reporting" (IAS 34). The accompanying consolidated condensed financial statements reflect all adjustments, except for adjustments required by IAS 29 and by IAS 16, of a recurring nature which are necessary for a fair statement of the Company's consolidated results of operations and cash flow for the periods ended on 31 March 2004 and 31 March 2003 and the Company's consolidated financial position as of 31 March 2004 and as of 31 December 2003. The accompanying consolidated condensed financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto for the year 2003. The presented financial results are not necessarily indicative of the results of the full year.

The condensed consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated results of operation, balance sheets and cash flows for each period presented.

(PLN million)

3. Selected explanatory notes

3.1. Accounting policies

Accounting policies and methods of computation applied by the Company are included in the annual financial statements issued, with the exception of the effects of IFRS 1 described in Note 2.

3.2. Unusual items affecting the amounts presented in these financial statements

For the 3 month period ended 31 March 2004 there were no unusual items affecting the amounts presented in these financial statements.

3.3. Dividends

In March 2004 Management proposed to pay dividends from 2003 net profit, of PLN 188m (i.e. PLN 0.44 per share).

3.4. Interest bearing borrowings

	31 March 2004 (unaudited)	31 December 2003
Bank loans	2,725	2,918
Other loans and credits	35	36
Short-terms bonds	90	77
Total, including:	**2,850**	**3,031**
Less short-term portion	759	1,195
Long-term portion	2,091	1,836

The total interest bearing borrowings utilized by the Group decreased by net PLN 181m within 3 month period ended 31 March 2004. The change of debt is result of:

- proceeds from new loans in PLN:
  - 11m in BH w Warszawie S.A.
  - 6m in PeKaO SA
- proceeds from new loan of EUR 60m within Syndicated Agreement*
- proceeds from new loans in PLN in current accounts PLN 185m
- issued short-term bonds PLN 85m
- repayment of foreign currency loans:
  - EUR 25m in PeKaO S.A
- repayment of loans in PLN:
  - 19m in Bank Millenium S.A.
  - 150m in PKO BP S.A.
  - 100m in PeKao S.A.
- repayment of loans in German companies EUR 59m
- redemption of short-term bonds PLN 73m

* The Syndicated Agreement on dual currency loan in the amount of EUR 500m was signed on 29 July 2003. The loan will be repaid in 2008. The loan can be utilized in EUR as well as in USD.

(PLN million)

ment data (unaudited)

	Refining and Marketing Segment for 3 month period ended		Chemical Segment for 3 month period ended		Other operations for 3 month period ended		Eliminations for 3 month period ended		Consolidated for 3 month period ended	
	31 March 2004	31 March 2003	31 March 2004	31 March 2003	31 March 2004	31 March 2003	31 March 2004	31 March 2003	31 March 2004	31 March 2003
	5,197	3,959	953	882	175	121	-	-	6,325	4,962
sales	701	917	317	375	222	274	(1,240)	(1,566)	-	-
	5,898	4,876	1,270	1,257	397	395	(1,240)	(1,566)	6,325	4,962
	(5,506)	**(4,377)**	**(1,080)**	**(1,166)**	**(361)**	**(368)**	**1,238**	**1,566**	**(5,709)**	**(4,345)**
g income	30	44	14	128	7	4			51	176
g cost	(17)	(66)	(2)	(9)	(9)	(15)			(28)	(90)
t	405	477	202	210	34	16	(2)	-	639	703
orporate income									1	12
orporate expenses									(135)	(125)
perations									**505**	**590**
me									119	76
enses									(124)	(163)
(losses) of subordinated entities accounted for nethod	-	(1)	12	9	5	2	-	-	17	10
Income tax									**517**	**513**
									(103)	(152)
ests									(17)	(6)
									397	**355**

(PLN million)

	Refining and Marketing Segment for 3 month period ended		Chemical Segment for 3 month period ended		Other operations for 3 month period ended		Consolidated for 3 month period ended	
	31 March 2004	31 March 2003	31 March 2004	31 March 2003	31 March 2004	31 March 2003	31 March 2004	31 March 2003
Property, plant, equipment and intangible assets expenditure	96	134	148	62	14	10	258	206
Property, plant, equipment and intangible assets expenditure unallocated to segments							4	6
Total property, plant, equipment and intangible assets expenditure							262	212
Segment depreciation	209	193	57	64	37	44	303	301
Unallocated assets depreciation							9	9
Total depreciation							312	310
Non-cash expenses other than depreciation	13	43	1	6	8	12	22	61

Geographical segments

As the result of long term investments in Germany, beginning from 1 March 2003 the Group operates in Poland and Germany. The following table shows the distribution of the Company's consolidated sales by geographical market segmental reporting for business segments for 3 month periods ended 31 March 2004 and 31 March 2003.

	Refining and Marketing Segment for 3 month period ended		Chemicals Segment for 3 month period ended		Other operations for 3 month period ended		Consolidated for 3 month period ended	
	31 March 2004	31 March 2003	31 March 2004	31 March 2003	31 March 2004	31 March 2003	31 March 2004	31 March 2003
Export Sales	198	153	221	230	7	2	426	385
Domestic sales	3,071	3,163	732	652	168	119	3,971	3,934
Sales by German subsidiaries	1,928	643	-	-	-	-	1,928	643
Total external revenue	**5,197**	**3,959**	**953**	**882**	**175**	**121**	**6,325**	**4,962**

(PLN million)

3.6. Basic and diluted earnings per share

	for the 3 month period ended 31 March 2004 (unaudited)	for the 3 month period ended 31 March 2003 (unaudited)
Weighted average common stock outstanding	427,709,061	420,177,137
Net profit for the period per share (PLN)	0.93	0.84

There is no difference between the basic and diluted earnings per share.

3.7. Changes in contingent liabilities and risks after 31 December 2003

1. On 15 November 2002, based on the act on restructuring of certain budget receivables from enterprises, Rafineria Trzebinia, the Company's subsidiary, applied for the restructuring of budget receivables concerning excise duty and VAT for the period from June to December 1998. On 30 December 2002 fiscal authorities issued a decision on restructuring conditions of payables concerning VAT and excise duty of total value of PLN 35.3m, stating the restructuring charge in the amount of PLN 5.3m. The charge was paid in full in January 2003.

   As a result of the audit performed by the Tax Audit Office in Krakow, tax allowance for the months I-XII.1999, I-XII.2000 and I-XII.2001 on VAT concerning production of diesel fuel with component extracted from reprocessed used oil, was questioned. On 22 December 2003 the company received decisions of the Director of Tax Audit Office in Krakow, which stated the additional VAT liability together with penalties in the total amount of PLN 79.8m.

   As a result of the above decisions, the Management Board of Rafineria Trzebinia applied to the Tax Office in Chrzanow for partial remission of the liability based on a significant interest of the taxpayer and ambiguous regulations regarding the tax allowance on reprocessing of used oil. The application received a favourable opinion of the Tax Office Jury in Krakow. On 29 December 2003 Rafineria Trzebinia S.A. paid PLN 11.8m of overdue tax liability covered by the decisions of Tax Audit Office Director. On 31 December 2003 the Head of Tax Office in Chrzanow, after obtaining a positive opinion from Tax Office Jury in Krakow, issued a decision, in which the remaining liability of PLN 68m was cancelled. The remaining VAT liabilities were cancelled by the decision of the Head of Tax Office of Malopolska region dated 30 April 2004. Liabilities related to the excise tax resulting from the decision of the Head of Customs Office I were cancelled on 19 April 2004. The restructuring process of remaining tax liabilities of Rafineria Trzebinia S.A. for years 1999-2001 was completed by the decision of the Head of Tax Office in Chrzanow dated 12 March 2004. As at the date of these financial statements Rafineria Trzebinia S.A. had no overdue budget liabilities related to the excise tax or VAT.

2. In accordance with the Agreement signed on 20 December 2002, Tankpol Sp z o.o transferred to PKN ORLEN due to cession, 40% of shares held in ORLEN PetroTank Sp z o.o. in exchange for receivables from Tankpol Sp. z o.o. Final settlement of this transaction should be made after valuation of shares in ORLEN PetroTank Sp. z o.o. On 30 October 2003 a legal case was filed against PKN ORLEN as compensation for PLN 70m or return of the ceded shares. On 26 January 2004 Tankpol Sp. z o.o. modified its claim for repayment of PLN 36m or return of the ceded shares. Together with the claim, Tankpol Sp. z o.o. presented a new valuation of ORLEN Petro Tank Sp. z o.o. amounting to PLN 232m. On 22 January 2004 Tankpol Sp. z o.o. approached Company with a compromise offer, stating, that the claim will be revoked if PKN ORLEN pays PLN 33m. On 18 February 2004 during the first hearing the court suspended the legal proceeding for the period of three months, in order to allow parties to reach a compromise.

(PLN million)

The above claim was not provided as in the Company's Management view, based on the independent legal opinion obtained, the final outcome of the above claim should not have a material impact on the presented financial results.

3. Due to the public information in relation to the Company's purchase transactions, the Supervisory Board has taken actions including requests to audit firms to perform specific test procedures, which were aimed at verifying the above information, including an analysis of the specified procurement transactions. The reports on these procedures have been presented to the Supervisory Board for further analyses. Simultaneously the Management Board filed notifications to the Public Prosecutor's Office regarding a suspicion of a commitment of crimes connected with:

   - disclosure of confidential information, included in auditors' reports,
   - violation of the Company's purchase procedures

   The final outcome of the above notifications is not known as at the date of the preparation of these financial statements. However, in the Management's opinion, there are no circumstances indicating that the above mentioned matters may materially impact the true and fair presentation of the accompanying consolidated condensed financial statements for the 3 month period ended 31 March 2004.

4. On 20 May 2003, the Management Board of the Company submitted a put option execution declaration for all Niezalezny Operator Miedzystrefowy Sp. z o.o. ("NOM") shares owned by PKN to Polskie Sieci Energetyczne S.A. ("PSE"). The "put" price equals to PLN 111,5m and is calculated as a sum of a par value of the shares sold and a cumulative investment premium calculated according to the Agreement dated 8 June 2000 regulating the cooperation between the NOM shareholders.

   On 20 October 2003, PSE filed a suit to the Court of Arbitration of the Polish Chamber of Commerce in Warsaw, regarding the determination of the validity of the shares sales agreement. Up to the date of preparation of these financial statements the legal proceedings in the Court of Arbitration were not commenced.

   In the opinion of the Management Board of the Company, based on independent legal analyses, the Company executed its put option and sold NOM shares to PSE. Consequently, the Company recognised on the transaction profit amounting to PLN 27,5m (difference between purchase price of the stakes and the sales price resulting from the put option). According to the Management Board the receivable of PLN 111,5m will be realised in full.

   The Court of Arbitration of the Polish Chamber of Commerce in Warsaw fixed the date of first hearing on 3 June 2004.

(PLN million)

3.8. Subsequent events

1. On 29 April 2004 Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") received a letter from WestLB a financial advisor to Czech National Property Found ("NPF") and a state agency Ceska Konsolidacni Agentura ("CKA"), which stated that the Czech Government selected PKN ORLEN as the successful bidder in the auction for the 62.99% stake in Czech downstream oil and petrochemicals group, Unipetrol a.s. ("Unipetrol") held by the NPF. Therefore PKN ORLEN will also acquire associated receivables toward some of the Unipetrol Group companies and a 9.76% stake in Unipetrol's producing subsidiary, Spolana a.s. ("Spolana"), held by CKA. PKN ORLEN agreed to pay approx. CZK 11.3 billion for the 62.99% stake in Unipetrol, CZK 1.0 million for CKA's 9.76% stake in Spolana and approx. CZK 1.7 billion for CKA's receivables with a total nominal value of approx. CZK 3.1 billion and EUR 9.5 million, and USD 4.9 million, as of April 1, 2004. Following the acquisition of the NPF's stake in Unipetrol and in accordance with Czech law, PKN ORLEN will launch a mandatory tender offer to acquire the interests of minority shareholders in Unipetrol and its listed subsidiaries. PKN ORLEN has agreed on the basis of the agreements with ConocoPhillips Central and Eastern Europe Holdings B.V., one of the major oil and gas worldwide companies ("ConocoPhillips") and Agrofert Holding, a.s., the second largest chemicals group in the Czech Republic ("Agrofert"), to procure as a majority shareholder in Unipetrol the sale by Unipetrol of some of Unipetrol's assets to ConocoPhillips and to Agrofert, after successful completion of the privatization process. A large portion of the funds for the financing of the above transaction is already provided in the form of the currently available credit facilities. The reminder will be arranged within the time periods indicated in the payment schedules relating to the transaction. Management believes that the completion of the transaction should not result in any violation of any covenants under the syndicated credit facility agreement. Some banks have already offered PKN ORLEN their assistance in financing the transaction in question. PKN ORLEN will provide investors with more details on this transaction upon signing of Share Sale and Purchase Agreement with NPF. The transaction is expected to close by the end of the third quarter of 2004, once necessary Czech regulatory approvals have been granted.

2. On 30 April 2004 the Management Board made public the joint statement of MOL and PKN ORLEN on their talks advancement. On 20 November 2003, MOL and PKN ORLEN signed a Memorandum of Understanding initiating exclusive negotiations to evaluate the potential merits of closer cooperation between the two companies. The Memorandum of Understanding provided for an initial period of exclusive consultation between MOL and PKN ORLEN in respect of the potential co-operation. The comprehensive analysis conducted jointly during the recent months has clearly indicated to both companies the strong business logic and potential for cooperation. The parties have made substantial progress on the creation of an agreed, detailed cooperation framework, but further discussions are still required to reach a binding agreement and to secure approvals from all relevant governmental and corporate bodies. Cooperation between the parties which has started on the basis of the Memorandum of Understanding will be continued upon the progress made so far.

3. On 16 April 2004 the Management Board of PKN ORLEN informed that it has withdrawn from submitting a binding offer to purchase shares of SNP Petrom S.A. PKN ORLEN is currently involved in a number of M&A processes in the oil and gas sector in Central Europe. PKN ORLEN had requested twice the Romanian Government to extend the deadline of the submission of the binding offers due to the need to conduct further, in-depth analysis, with respect to the impact of these processes on PKN ORLEN's participation in the privatization of SNP Petrom. However, the Romanian Government decided not to extend the current deadline of 15 April 2004.

(PLN million)

3.9. Operating costs

	3 months ended 31 March 2004 (unaudited)	3 months ended 31 March 2003 (unaudited)
Raw materials and energy	2,598	2,766
Cost of goods for resale*	2,259	893
External services	401	357
Payroll and benefits (staff costs)	256	246
Depreciation and amortisation	312	310
Taxes and charges	84	89
Other	61	138
	5,971	**4,799**
Adjusted by:		
Change in inventories, deferred and accrued costs	(77)	(213)
Cost of products and services for own use	(22)	(26)
Operating costs	**5,872**	**4,560**

* Activity acquired in Germany has been consolidated from 1 March 2003 when it was acquired. This results in costs of goods for resale and materials for the 3 month period ended 31 March 2004 not being comparable to the period ended 31 March 2003.

(PLN million)

3.10. Transformation for International Financial Reporting Standards purposes

The adjustments to the consolidated condensed financial statements prepared under Polish Accounting Standards (PAS) are presented below:

	Net profit for 3 months ended 31 March 2004 (unaudited)	Net profit for 3 months ended 31 March 2003 (unaudited)
PAS basis consolidated	**382**	**367**
Borrowing costs capitalisation, less depreciation	(14)	(10)
Amortisation of CPN goodwill	(3)	(3)
IFRS treatment of negative goodwill	4	4
Deferred tax on the above	3	1
Change of accounting standards (PAS)	26	-
Other	(1)	(4)
IFRS consolidated	**397**	**355**

	Net assets as of 31 March 2004 (unaudited)	Net assets as of 31 December 2003
PAS basis consolidated	**9,525**	**9,130**
Borrowing costs capitalisation, net of depreciation	444	458
CPN goodwill, net of depreciation	59	62
IFRS treatment of negative goodwill	(50)	(54)
Deferred tax on above	(84)	(87)
Other	-	1
IFRS consolidated	**9,894**	**9,510**

In accordance with PAS, revenues and selling expenses include excise tax and fuel fee (the fuel fee was introduced from 1 January 2004) charged by the Company and its subsidiaries on the products subject to these taxes.

For the purpose of these consolidated financial statements prepared under IFRS revenues and selling expenses had been presented net of excise tax of PLN 2,191m and net of fuel fee of PLN 120m for the 3 month period ended 31 March 2004. For 3 months period ended 31 March 2003 revenues and selling expenses had been presented net of excise tax of PLN 2,018m.

3.11. Other

The consolidated financial statements have been authorised by Company's Management Board at premises of the Company, on 11 May 2004.

SIGNATURES OF THE MEMBERS OF THE MANAGEMENT BOARD

…………………………	…………………………
President – Zbigniew Wróbel	**Vice President** – Sławomir Golonka
…………………………	…………………………
Member of the Board– Krzysztof Kluzek	**Vice President** – Andrzej Macenowicz
…………………………	…………………………
Vice President – Jacek Strzelecki	**Vice President** – Janusz Wiśniewski

Capital Group of Polski Koncern Naftowy ORLEN S.A.
SA-QSr I/2004
Translation of a document originally issued in Polish

in PLN thousand

Form SA-QSr I/2004
(quarter/year)

PKN ORLEN SA
SEC File
82-5036

(for manufacturing, contracting, trading and service industry issuers)

According to § 57 section 2 and § 58 section 1 of the The Council of Ministers Decree of 16 October 2001 - Journal of Law, No 139, item 1569 and 2002, No 31, item 280

Management Board of Polski Koncern Naftowy ORLEN Spolka Akcyjna publishes consolidated quarterly report for IQ 2004

14 May 2004
(date of submission)

SELECTED CONSOLIDATED FINANCIAL DATA	in PLN thousand		in EUR thousand	
	I quarter from 01.01.2004 to 31.03.2004	I quarter from 01.01.2003 to 31.03.2003	I quarter from 01.01.2004 to 31.03.2004	I quarter from 01.01.2003 to 31.03.2003
I. Net sales of finished products, goods for resale and materials	8 637 436	6 980 240	1 801 793	1 456 097
II. Operating profit	513 520	598 692	107 122	124 889
III. Profit before taxation	487 258	528 328	101 643	110 211
IV. Net profit	381 767	381 634	79 638	79 610
V. Cash flow from operating activities	620 168	251 048	129 369	52 369
VI. Cash flow used in investing activities	(369 380)	(666 050)	(77 054)	(138 940)
VII. Cash flow used in / from financing activities	(228 416)	897 340	(47 648)	187 188
VIII. Net cash flow	22 372	482 338	4 667	100 617
IX. Total assets	17 496 597	17 056 770	3 686 987	3 594 304
X. Liabilities and provisions for liabilities	7 233 775	8 036 963	1 524 344	1 693 597
XI. Long term liabilities	2 124 690	569 056	447 727	119 915
XII. Short term liabilities	4 153 090	6 497 688	875 164	1 369 231
XIII. Equity	9 525 405	8 342 376	2 007 250	1 757 955
XIV. Share capital	534 636	525 221	112 662	110 678
XV. Number of shares	427 709 061	420 177 137	427 709 061	420 177 137
XVI. Earnings per ordinary share (in PLN/EUR)	0,89	0,91	0,19	0,19
XVII. Net book value per share (in PLN/EUR)	22,27	19,85	4,69	4,18
XVIII. Declared or paid dividends per share (in PLN/EUR)	-	-	-	-

CONSOLIDATED BALANCE SHEET	as at 31.03.2004 end of quarter (current year)	as at 31.12.2003 end of previous quarter	as at 31.03.2003 end of quarter (previous year)	as at 31.12.2002 end of previous quarter
Assets				
I. Fixed assets	10 628 083	10 622 416	10 428 992	9 624 062
1. Intangible fixed assets, including:	90 219	93 208	106 704	90 794
- goodwill	9 940	10 211	10 966	435
2. Goodwill on consolidation of subordinated entities	19 383	20 856	24 718	26 070
3. Tangible fixed assets	9 304 221	9 294 519	8 970 138	8 521 021
4. Long term receivables	14 507	18 084	14 347	14 873
4.1. From subordinated entities	1 317	1 402	1 725	586
4.2. From other entities	13 190	16 682	12 622	14 287
5. Long term investments	1 043 341	1 023 346	1 153 669	790 892
5.1. Real estate	49	-	-	-
5.2. Intangible fixed assets	-	-	-	-
5.3. Long term financial assets	1 043 292	1 023 346	1 153 669	790 892
a) in subordinated entities, including:	488 018	489 816	544 812	189 415
- shares in subordinated entities accounted for on an equity basis	462 048	455 749	424 509	70 018
- shares in unconsolidated subsidiaries and joint venture entities	25 970	32 892	36 299	34 300
b) in other entities	555 274	533 530	608 857	601 477
5.4. Other long term investments	-	-	-	-
6. Long term prepayments, deferred costs and deferred tax asset	156 412	172 403	159 416	180 412
6.1. Deferred tax assets	13 829	15 120	24 239	24 570
6.2. Prepayments and deferred costs	142 583	157 283	135 177	155 842
II. Current assets	6 868 514	6 360 975	6 627 778	5 160 299
1. Inventories	3 131 979	3 041 411	3 258 897	2 851 225
2. Short term receivables	2 495 234	2 231 228	2 062 997	1 611 381
2.1. From subordinated entities	185 314	118 375	103 972	18 281
2.2. From other entities	2 309 920	2 112 853	1 959 025	1 593 100
3. Short term investments	774 722	718 310	729 575	246 859
3.1. Short term financial assets	774 221	717 809	729 073	246 357
a) in subordinated entities	-	-	644	-
b) in other entities	189 925	156 049	67 920	68 167
c) cash and cash equivalents	584 296	561 760	660 509	178 190
3.2. Other short term investments	501	501	502	502
4. Short term prepayments and deferred costs	466 579	370 026	576 309	450 834
Total assets	17 496 597	16 983 391	17 056 770	14 784 361

in PLN thousand

CONSOLIDATED BALANCE SHEET	as at 31.03.2004 end of quarter (current year)	as at 31.12.2003 end of previous quarter	as at 31.03.2003 end of quarter (previous year)	as at 31.12.2002 end of previous quarter
Liabilities				
I. Equity	9 525 405	9 155 986	8 342 376	7 940 897
1. Share capital	534 636	534 636	525 221	525 221
2. Unpaid share capital (negative value)	-	-	-	-
3. Own shares (negative value)	-	-	-	-
4. Capital reserve	6 472 061	6 468 021	5 797 040	5 757 678
5. Revaluation reserve	654 414	674 685	680 917	722 745
6. Other capital reserves	53 476	53 476	53 476	53 476
7. Foreign exchange gain on inclusion of subordinated entities	66 477	62 366	25 012	9
8. Undistributed profit from previous years	1 362 574	349 153	879 076	402 433
9. Net profit	381 767	1 013 649	381 634	479 335
10. Distribution from profit during financial year (negative value)	-	-	-	-
II. Minority interests	443 149	425 961	416 502	410 890
III. Negative goodwill on subordinated entities	294 268	301 369	260 929	259 002
IV. Liabilities and provisions for liabilities	7 233 775	7 100 075	8 036 963	6 173 572
1. Provisions for liabilities	835 972	828 715	874 206	871 392
1.1. Provision for deferred tax	221 164	212 323	312 330	295 289
1.2. Retirement benefits and similar provisions	158 257	158 588	145 083	150 396
a) long term	137 540	137 359	124 384	128 123
b) short term	20 717	21 229	20 699	22 273
1.3. Other provisions	456 551	457 804	416 793	425 707
a) long term	372 116	372 279	328 166	328 192
b) short term	84 435	85 525	88 627	97 515
2. Long term liabilities	2 124 690	1 839 284	569 056	423 624
2.1. To subordinated entities	201	168	-	-
2.2. To other entities	2 124 489	1 839 116	569 056	423 624
3. Short term liabilities	4 153 090	4 295 406	6 497 688	4 789 610
3.1. To subordinated entities	58 902	53 092	115 307	81 662
3.2. To other entities	4 040 308	4 195 414	6 326 699	4 662 020
3.3. Special funds	53 880	46 900	55 682	45 928
4. Accruals and deferred income	120 023	136 670	96 013	88 946
4.1. Negative goodwill	331	365	534	534
4.2. Other accruals and deferred income	119 692	136 305	95 479	88 412
a) long term	9 305	9 046	11 916	10 947
b) short term	110 387	127 259	83 563	77 465
Total liabilities	17 496 597	16 983 391	17 056 770	14 784 361
Net book value	9 525 405	9 155 986	8 342 376	7 940 897
Number of shares	427 709 061	427 709 061	420 177 137	420 177 137
Net book value per share (in PLN)	22,27	21,41	19,85	18,90

OFF BALANCE SHEET ITEMS	as at 31.03.2004 end of quarter (current year)	as at 31.12.2003 end of previous quarter	as at 31.03.2003 end of quarter (previous year)	as at 31.12.2002 end of previous quarter
1. Contingent receivables	-	-	-	-
1.1. From subordinated entities	-	-	-	-
- received guarantees and sureties	-	-	-	-
1.2. From other entities	-	-	-	-
- received guarantees and sureties	-	-	-	-
2. Contingent liabilities	794 840	155 385	45 704	16 016
2.1. To subordinated entities	666 091	106 747	31 210	681
- granted guarantees and sureties	666 091	106 747	31 210	681
2.2. To other entities	128 749	48 638	14 494	15 335
- granted guarantees and sureties	83 070	48 638	14 494	15 335
3. Other	11 771	11 771	55 258	55 086
Total off-balance sheet items	806 611	167 156	100 962	71 102

in PLN thousand

CONSOLIDATED INCOME STATEMENT	I quarter (current year) from 01.01.2004 to 31.03.2004	I quarter (previous year) from 01.01.2003 to 31.03.2003
I. Net sales, including:	8 637 436	6 980 240
- to subordinated entities	293 445	156 946
1. Net sales of finished products	6 191 704	5 987 562
2. Net sales of goods for resale and materials	2 445 732	992 678
II. Cost of goods sold, including:	(5 095 802)	(3 777 094)
- to subordinated entities	(173 123)	(146 180)
1. Cost of sales of finished products	(2 836 642)	(2 884 069)
2. Cost of goods for resale and materials sold	(2 259 160)	(893 025)
III. Gross profit on sales (I-II)	3 541 634	3 203 146
IV. Selling and distribution costs	(2 853 831)	(2 472 461)
V. General and administration expenses	(184 178)	(208 993)
VI. Profit on sales (III-IV-V)	503 625	521 692
VII. Other operating income	40 092	177 625
1. Profit on disposal of non-financial fixed assets	2 928	2 412
2. Grants	-	-
3. Other	37 164	175 213
VIII. Other operating expenses	(30 197)	(100 625)
1. Loss from disposal of non-financial fixed assets	-	(690)
2. Impairment of non-financial assets	(8 719)	(13 431)
3. Other	(21 478)	(86 504)
IX. Operating profit (VI+VII-VIII)	513 520	598 692
X. Financial income	92 947	76 217
1. Dividends and shares in profits, including:	68 220	46 509
- from subordinated entities	424	-
2. Interest, including:	6 299	10 738
- from subordinated entities	25	145
3. Profit from sale of investments	614	394
4. Revaluation of investments	1 044	161
5. Other	16 770	18 415
XI. Financial expenses	(125 373)	(153 620)
1. Interest, including:	(30 160)	(42 467)
- for subordinated entities	-	(475)
2. Loss from sale of investments	(29)	-
3. Revaluation of investments	-	(1 170)
4. Other	(95 184)	(109 983)
XII. Profit (loss) on sale of shares in subordinated entities	-	-
XIII. Gross profit (IX+X-XI+/-XII)	481 094	521 289
XIV. Extraordinary items (XIV.1. - XIV.2.)	81	1
1. Extraordinary gains	114	101
2. Extraordinary losses	(33)	(100)
XV. Amortisation of goodwill from subordinated entities	(1 473)	(1 358)
XVI. Negative goodwill from subordinated entities write-off	7 556	8 396
XVII. Profit before taxation (XIII+/-XIV-XV+XVI)	487 258	528 328
XVIII. Income tax	(106 837)	(153 322)
a) current part	(96 142)	(140 809)
b) deferred part	(10 695)	(12 513)
XIX. Other obligatory charges on profit	-	-
XX. Share in profit of subordinated entities accounted for under equity method	18 571	12 925
XXI. Minority interests	(17 225)	(6 297)
XXII. Net profit (XVII-XVIII-XIX+/-XX+/-XXI)	381 767	381 634
Net profit for 12 months (annualised)	1 028 704	777 380
Weighted average number of ordinary shares	420 804 797	420 177 137
Earnings per ordinary share (in PLN)	2,44	1,85

in PLN thousand

STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS' EQUITY	I quarter (current year) from 01.01.2004 to 31.03.2004	I quarter (previous year) from 01.01.2003 to 31.03.2003
I. Equity at beginning of period	9 129 889	7 927 014
a) changes in accounting policies	26 097	13 883
b) corrections of fundamental errors	-	-
I. a. Equity at beginning of period restated for comparative data	9 155 986	7 940 897
1. Share capital at beginning of period	534 636	525 221
1.1.Movements in share capital	-	-
a) increases	-	-
b) decreases	-	-
1.2. Share capital at end of period	534 636	525 221
2. Unpaid share capital at beginning of period	-	-
2.1. Movements in unpaid share capital	-	-
a) increases	-	-
b) decreases	-	-
2.2. Unpaid share capital at end of period	-	-
3. Own shares at beginning of period	-	-
3.1. Movement in own shares	-	-
a) increases	-	-
b) decreases	-	-
3.2 Own shares at end of period	-	-
4. Capital reserve at beginning of period	6 468 021	5 757 678
4.1. Movements in capital reserve	4 040	39 362
a) increases	4 040	39 362
- share premium	-	-
- distribution of profits (by articles)	-	-
- apportionment of profits (over the minimum provided for by the articles)	226	2 692
- transfer from capital reserves due to revaluation of fixed assets disposed	4 106	36 670
- other	(292)	-
b) decreases	-	-
- absorption of losses	-	-
- other	-	-
4.2. Capital reserve at end of period	6 472 061	5 797 040
5. Revaluation reserve at beginning of period	674 685	722 745
- changes in accounting policies, restatement of opening balance	-	-
5.1. Revaluation reserve at beginning of period restated for comparative data	674 685	722 745
5.2. Movements in revaluation reserve	(20 271)	(41 828)
a) increases	942	189
- increase of value of long term investments	-	-
- deferred tax assets related to entries made to revaluation reserve	-	189
- other	942	-
b) decreases	(21 213)	(42 017)
- fixed assets disposals	(4 106)	(36 670)
- impairment of tangible fixed assets	-	(699)
- deferred tax assets related to entries made to revaluation reserve	(2)	-
- hedge accounting-cash flow hedges	(17 105)	(4 648)
5.3. Revaluation reserve at end of period	654 414	680 917
6. Other capital reserves at beginning of period	53 476	53 476
6.1. Movements in other capital reserves	-	-
a) increases	-	-
b) decreases	-	-
6.2. Other capital reserves at end of period	53 476	53 476
7. Foreign exchange differences from recalculation of subordinated entities	66 477	25 012

in PLN thousand

STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS EQUITY - CONTINUED	I quarter (current year) from 01.01.2004 to 31.03.2004	I quarter (previous year) from 01.01.2003 to 31.03.2003
8. Undistributed profit (loss) from previous years at beginning of period	1 336 705	867 885
8.1. Undistributed profit from previous years at beginning of period	1 336 705	867 885
a) changes in accounting policies	26 097	13 883
b) corrections of fundamental errors	-	-
8.2. Undistributed profit from previous years at beginning of period restated for comparative data	1 362 802	881 768
a) increases	(2)	-
- other	(2)	-
b) decreases	(226)	(2 692)
- dividends paid	-	-
- transfer to capital reserve	(226)	(2 692)
- other	-	-
8.3. Undistributed profit from previous years at end of period	1 362 574	879 076
8.4. Undistributed loss from previous years at beginning of period	-	-
8.5. Undistributed loss from previous years at beginning of period restated for comparative data	-	-
a) increases	-	-
b) decreases	-	-
8.6. Undistributed loss from previous years at end of period	-	-
8.7. Undistributed profit (loss) from previous years at end of period	1 362 574	879 076
9. Net result for the financial year	381 767	381 634
a) net profit	381 767	381 634
b) net loss	-	-
c) distribution from current year profit	-	-
II. Equity at end of period	9 525 405	8 342 376

in PLN thousand

CONSOLIDATED CASH FLOW STATEMENT	I quarter (current year) from 01.01.2004 to 31.03.2004	I quarter (previous year) from 01.01.2003 to 31.03.2003
A. Cash flow from operating activities		
I. Net profit for the year	381 767	381 634
II. Total adjustments	238 401	(130 586)
1. Profit from minority interests	17 225	6 297
2. Net (profit) from subordinated entities accounted for under equity method	(18 571)	(12 925)
3. Depreciation	279 923	271 150
- including amortisation of goodwill from subordinated entities and negative goodwill in subordinated entities write-off	(6 083)	(7 038)
4. Foreign exchange gains/losses	37 823	80 481
5. Interest and dividends	(40 886)	(11 204)
6. (Profit) loss from investing activities	12 880	17 527
7. Movements in provisions	8 091	4 225
8. Movements in stock	(89 846)	(377 403)
9. Movements in receivables	(247 681)	(229 801)
10. Movements in creditors falling due within one year (with the exception of loans)	378 035	333 208
11. Movements in prepayments and accruals	(97 940)	(100 913)
12. Other adjustments	(652)	(111 228)
III. Cash flow from operating activities (I+/-II)	620 168	251 048
B. Cash flow from investing activities		
I. Inflows	266 622	17 244
1. Disposal of intangible fixed assets and tangible fixed assets	21 703	3 565
2. Disposal of real estate investments and intangible fixed assets investments	-	-
3. From financial assets, including:	232 307	11 378
a) in subordinated entities	198	41
- sales of financial assets (except for short term securities)	152	-
- sales of short term securities	-	-
- dividends and profits	-	-
- long-term loans repaid	-	-
- interest received	46	41
- other inflows from financial assets	-	-
b) in other entities	232 109	11 337
- sales of financial assets (except for short term securities)	231	2 153
- sales of short term securities	229 424	8 136
- dividends and profits	-	-
- long-term loans repaid	-	220
- interest received	2 454	828
- other inflows from financial assets	-	-
4. Other inflows from investing activities	12 612	2 301
II. Outflows	(636 002)	(683 294)
1. Purchases of intangible fixed assets and tangible fixed assets	(340 093)	(225 948)
2. Investments in real estate and intangible fixed assets	-	-
3. For financial assets, including:	(294 889)	(454 688)
a) in subordinated entities	(1 064)	(441 106)
- purchases of financial assets (except for short term securities)	(1 064)	(441 106)
- purchases of short term securities	-	-
- loans granted	-	-
b) in other entities	(293 825)	(13 582)
- purchases of financial assets (except for short term securities)	(10 389)	(106)
- purchases of short term securities	(283 084)	(13 476)
- loans granted	(352)	-
4. Dividend paid to minority shareholders	-	-
5. Other payments	(1 020)	(2 658)
III. Net cash flow used in investing activities (I-II)	(369 380)	(666 050)

in PLN thousand

CONSOLIDATED CASH FLOW STATEMENT - CONTINUED	I quarter (current year) from 01.01.2004 to 31.03.2004	I quarter (previous year) from 01.01.2003 to 31.03.2003
C. Cash flow from financing activities		
I. Inflows	791 704	1 542 654
1. Issuance of shares and other capital instruments, additional payments to capital	194 324	-
2. Loans and borrowings	512 504	960 298
3. Issuance of short term securities	84 876	581 897
4. Other inflows	-	459
II. Outflows	(1 020 120)	(645 314)
1. Redemption of shares	(194 324)	-
2. Dividends and other distributions to shareholders	-	-
3. Other than distribution of profit to shareholders payments from profit	-	-
4. Repayment of loans	(724 546)	(284 572)
5. Repurchase of short term securities	(72 803)	(324 171)
6. Other financial liabilities	-	-
7. Finance lease payments	(2 756)	(1 814)
8. Interest paid	(25 691)	(34 477)
9. Other payments	-	(280)
III. Net cash flow used in / from financing activities (I-II)	(228 416)	897 340
D. Net cash flow (A.III+/-B.III+/-C.III)	22 372	482 338
E. Balance sheet change in cash and cash equivalents	22 536	482 319
- including changes in cash and cash equivalents resulting from foreign exchange gains/losses	164	(19)
F. Total cash and cash equivalents at beginning of period	561 760	178 190
G. Total cash and cash equivalents at end of period (F+/- D) *	584 132	660 528
- including those of limited availability	122 857	5 639

* excluding foreign exchange gains/losses - according to National Accounting Standard No 1

Independent Auditor's Review Report on the condensed unconsolidated quarterly financial statements for 3 month period ended 31 March 2004

To the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

We have reviewed the attached condensed unconsolidated quarterly financial statements of Polski Koncern Naftowy ORLEN S.A. (the "Company") located in Plock, Chemikow 7 str. including:

- the balance sheet as of 31 March 2004 with total assets amounting to 13,911,741 thousand zlotys (in words: thirteen billion and nine hundred eleven million and seven hundred forty one thousand zlotys)
- the profit and loss account for the period from 1 January 2004 to 31 March 2004 with a net profit amounting to 344,641 thousand zlotys (in words: three hundred forty four million and six hundred forty one thousand zlotys)
- the statement of changes in shareholders' equity for the period from 1 January 2004 to 31 March 2004 with a net increase of shareholders' equity amounting to 380,085 thousand zlotys (in words: three hundred eighty million and eighty five thousand zlotys),
- the cash flow statement for the period from 1 January 2004 to 31 March 2004 with net inflow amounting 1,165 thousand zlotys (in words: one million and one hundred sixty five thousand zlotys).

The content of the attached condensed unconsolidated quarterly financial statements for 3 month period ended 31 March 2004 ("attached condensed unconsolidated quarterly financial statements") is prescribed by § 58.3 of the Decree of the Council of Ministers of 16 October 2001, on current and periodic information provided by issuers of securities (Journal of Law No. 139, item 1569 with further amendments) ("Decree on current and periodic information").

The truth and fairness of the financial information presented in the attached condensed unconsolidated quarterly financial statements and the proper maintenance of the accounting records are the responsibility of the Company's Management Board. Our responsibility was to review these attached condensed unconsolidated quarterly financial statements.

We conducted our review in accordance with the provisions of law and auditing standards issued by the National Chamber of Auditors. These standards require that we plan and perform our review in such a way as to obtain moderate assurance as to whether the financial statements are free of material misstatement. The review was mainly based on applying analytical procedures to the financial data, review of accounting records and discussions with Members of Management Board of the Company as well as its employees. The scope of work of a review differs significantly from an audit of financial statements, the objective of which is to express an opinion on truth and fairness of the financial statements. Accordingly, we do not express such an opinion on the attached condensed unconsolidated quarterly financial statements.

Based on our review, nothing came to our attention that causes us to believe that the attached condensed unconsolidated quarterly financial statements require material amendments for the financial data contained in them to be prepared in accordance with the accounting principles set out in the Accounting Act dated 29 March 1994 (2002 Journal of Laws No 121, pos. 591 as amended) and the related regulations as well as with the requirements set out by the Decree on current and periodic information.

Without qualifying our opinion, we draw attention to the fact that, as of 15 January 2004, the Act dated 12 December 2003 on Amendments to the Commercial Law and to other acts, changing among others the Accounting Act, became effective. Due to the above, the Company changed its accounting policies. As a result the opening balance of shareholders' equity increased by 35,998 thousand zlotys. Comparable data were also changed in order to include the impact of the changed accounting policies.

Certified Auditor
Registration No. 9542/7118

on behalf of
Ernst & Young Audit Sp. z o.o.
Emilii Plater St. 53, 00-113 Warsaw
Registration No. 130

Lukasz Zalicki

Tomasz Bieske
Certified Auditor
Registration No. 9291/6975

Warsaw, 11 May 2004

in PLN thousand

Condensed quarterly financial statements PKN ORLEN S.A. for IQ 2004

BALANCE SHEET	as at 31.03.2004 end of quarter (current year)	as at 31.12.2003 end of previous quarter	as at 31.03.2003 end of quarter (previous year)	as at 31.12.2002 end of previous quarter
Assets				
I. Fixed assets	8 858 205	8 846 220	8 916 348	8 306 430
1. Intangible fixed assets, including:	40 842	45 773	63 580	66 917
- goodwill	-	-	-	-
2. Tangible fixed assets	6 413 565	6 384 257	6 338 735	6 455 138
3. Long term receivables	28 753	30 047	34 271	267 868
3.1. From subordinated entities	25 219	25 363	25 940	258 402
3.2. From other entities	3 534	4 684	8 331	9 466
4. Long term investments	2 240 921	2 237 491	2 354 978	1 371 485
4.1. Real estate	-	-	-	-
4.2. Intangible fixed assets	-	-	-	-
4.3. Long term financial assets	2 240 921	2 237 491	2 354 978	1 371 485
a) in subordinated entities	1 741 887	1 738 522	1 757 902	772 223
b) in other entities	499 034	498 969	597 076	599 262
4.4. Other long term investments	-	-	-	-
5. Long term prepayments, deferred costs and deferred tax asset	134 124	148 652	124 784	145 022
5.1. Deferred tax assets *	-	-	-	-
5.2. Prepayments and deferred costs	134 124	148 652	124 784	145 022
II. Current assets	5 053 536	4 862 638	5 067 280	4 284 110
1. Inventories	2 657 724	2 568 594	2 825 771	2 477 665
2. Short term receivables	1 833 206	1 798 475	1 627 157	1 288 220
2.1. From subordinated entities	576 863	700 010	713 460	353 560
2.2. From other entities	1 256 343	1 098 465	913 697	934 660
3. Short term investments	129 503	148 598	67 005	82 853
3.1. Short term financial assets	129 503	148 598	67 005	82 853
a) in subordinated entities	-	-	-	-
b) in other entities	65 570	85 829	13 675	21 214
c) cash and cash equivalents	63 933	62 769	53 330	61 639
3.2. Other short term investments	-	-	-	-
4. Short term prepayments and deferred costs	433 103	346 971	547 347	435 372
Total assets	13 911 741	13 708 858	13 983 628	12 590 540

* the Company compensates provision for deferred tax and deferred tax assets

in PLN thousand

BALANCE SHEET	as at 31.03.2004 end of quarter (current year)	as at 31.12.2003 end of previous quarter	as at 31.03.2003 end of quarter (previous year)	as at 31.12.2002 end of previous quarter
Liabilities				
I. Equity	8 754 536	8 410 449	7 715 320	7 275 063
1. Share capital	534 636	534 636	525 221	525 221
2. Unpaid share capital (negative value)	-	-	-	-
3. Own shares (negative value)	-	-	-	-
4. Capital reserve	6 125 473	6 122 438	5 537 798	5 501 180
5. Revaluation reserve	737 576	741 165	708 128	725 554
6. Other capital reserves	53 476	53 476	53 476	53 476
7. Undistributed profit from previous years	958 734	24 953	469 632	87 362
8. Net profit	344 641	933 781	421 065	382 270
9. Distribution from profit during financial year (negative value)	-	-	-	-
II. Liabilities and provisions for liabilities	5 157 205	5 298 409	6 268 308	5 315 477
1. Provisions for liabilities	668 641	655 174	768 601	732 323
1.1. Provision for deferred tax *	162 185	147 838	307 177	252 658
1.2. Retirement benefits and similar provisions	87 742	87 742	73 668	83 290
a) long term	76 394	76 394	63 299	71 627
b) short term	11 348	11 348	10 369	11 663
1.3. Other provisions	418 714	419 594	387 756	396 375
a) long term	361 884	361 846	324 070	324 789
b) short term	56 830	57 748	63 686	71 586
2. Long term liabilities	1 660 680	1 356 181	3 846	233 648
2.1. To subordinated entities	-	-	-	230 299
2.2. To other entities	1 660 680	1 356 181	3 846	3 349
3. Short term liabilities	2 751 527	3 193 285	5 435 586	4 285 111
3.1. To subordinated entities	93 694	321 394	467 931	191 655
3.2. To other entities	2 624 771	2 841 860	4 931 551	4 062 041
3.3. Special funds	33 062	30 031	36 104	31 415
4. Accruals and deferred income	76 357	93 769	60 275	64 395
4.1. Negative goodwill	-	-	-	-
4.2. Other accruals and deferred income	76 357	93 769	60 275	64 395
a) long term	-	-	-	-
b) short term	76 357	93 769	60 275	64 395
Total liabilities	13 911 741	13 708 858	13 983 628	12 590 540

* the Company compensates provision for deferred tax and deferred tax assets

Net book value	8 754 536	8 410 449	7 715 320	7 275 063
Number of shares	427 709 061	427 709 061	420 177 137	420 177 137
Net book value per share (in PLN)	20,47	19,66	18,36	17,31

OFF BALANCE SHEET ITEMS	as at 31.03.2004 end of quarter (current year)	as at 31.12.2003 end of previous quarter	as at 31.03.2003 end of quarter (previous year)	as at 31.12.2002 end of previous quarter
1. Contingent receivables	-	-	-	-
1.1. From subordinated entities	-	-	-	-
- received guarantees and sureties	-	-	-	-
1.2. From other entities	-	-	-	-
- received guarantees and sureties	-	-	-	-
2. Contingent liabilities	1 440 062	961 156	378 376	94 548
2.1. To subordinated entities	1 440 062	961 156	378 376	94 548
- granted guarantees and sureties	1 440 062	961 156	378 376	94 548
2.2. To other entities	-	-	-	-
- granted guarantees and sureties	-	-	-	-
3. Other	900	900	46 862	46 689
Total off - balance sheet items	1 440 962	962 056	425 238	141 237

Polski Koncern Naftowy ORLEN S.A.
Condensed unconsolidated financial statements for IQ 2004
Translation of a document originally issued in Polish

in PLN thousand

INCOME STATEMENT	I quarter cumulative (current year) from 01.01.2004 to 31.03.2004	I quarter cumulative (previous year) from 01.01.2003 to 31.03.2003
I. Net sales, including:	6 009 387	5 669 010
- to subordinated entities	1 121 241	968 031
1. Net sales of finished products	5 652 634	5 375 834
2. Net sales of goods for resale and materials	356 753	293 176
II. Cost of goods sold, including:	(2 781 349)	(2 682 747)
- to subordinated entities	(679 387)	(540 046)
1. Cost of sales of finished products	(2 497 573)	(2 444 169)
2. Cost of goods for resale and materials sold	(283 776)	(238 578)
III. Gross profit on sales (I-II)	3 228 038	2 986 263
IV. Selling and distribution costs	(2 645 204)	(2 385 255)
V. General and administration expenses	(110 766)	(128 225)
VI. Profit on sales (III-IV-V)	472 068	472 783
VII. Other operating income	19 193	250 596
1. Profit on disposal of non-financial fixed assets	673	479
2. Grants	-	-
3. Other	18 520	250 117
VIII. Other operating expenses	(26 386)	(67 598)
1. Loss from disposal of non-financial fixed assets	-	(581)
2. Impairment of non-financial assets	(8 276)	(13 413)
3. Other	(18 110)	(53 604)
IX. Operating profit (VI+VII-VIII)	464 875	655 781
X. Financial income	82 943	58 952
1. Dividends and shares in profits, including:	68 644	46 509
- from subordinated entities	424	-
2. Interest, including:	1 969	8 012
- from subordinated entities	911	534
3. Proceeds from sale of investments	49	166
4. Revaluation of investments	143	45
5. Other	12 138	4 220
XI. Financial expenses	(110 116)	(127 921)
1. Interest, including:	(20 727)	(30 314)
- for subordinated entities	(409)	(1 460)
2. Loss from sale of investments	-	-
3. Revaluation of investments	-	(4 865)
4. Other	(89 389)	(92 742)
XII. Gross profit (IX+X-XI)	437 702	586 812
XIII. Extraordinary items (XIII.1 - XIII.2)	-	-
1. Extraordinary gains	-	-
2. Extraordinary losses	-	-
XIV. Profit before taxation (XII+/-XIII)	437 702	586 812
XV. Income tax	(93 061)	(165 747)
a) current part	(77 781)	(121 806)
b) deferred part	(15 280)	(43 941)
XVI. Other obligatory charges on profit	-	-
XVII. Net profit (XIV-XV-XVI)	344 641	421 065

Net profit for 12 months (annualised)	857 357	772 421
Weighted average number of ordinary shares	420 804 797	420 177 137
Earnings per ordinary share (in PLN)	2,04	1,84

in PLN thousand

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY	I quarter cumulative (current year) from 01.01.2004 to 31.03.2004	I quarter cumulative (previous year) from 01.01.2003 to 31.03.2003
I. Equity at beginning of period	8 374 451	7 263 591
a) changes in accounting policies	35 998	11 472
b) corrections of fundamental errors	-	-
I.a. Equity at beginning of period restated for comparative data	8 410 449	7 275 063
1. Share capital at beginning of period	534 636	525 221
1.1.Movements in share capital	-	-
a) increases	-	-
b) decreases	-	-
1.2. Share capital at end of period	534 636	525 221
2. Unpaid share capital at beginning of period	-	-
2.1. Movements in unpaid share capital	-	-
a) increases	-	-
b) decreases	-	-
2.2. Unpaid share capital at end of period	-	-
3. Own shares at beginning of period	-	-
3.1. Movement in own shares	-	-
a) increases	-	-
b) decreases	-	-
3.2 Own shares at end of period	-	-
4. Capital reserve at beginning of period	6 122 438	5 501 180
4.1. Movements in capital reserve	3 035	36 618
a) increases	3 035	36 618
- share premium	-	-
- distribution of profits (by articles)	-	-
- apportionment of profits (over the minimum provided for by the articles)	-	-
- transfer from capital reserves due to revaluation of fixed assets disposed	3 035	36 618
b) decreases	-	-
4.2. Capital reserve at end of period	6 125 473	5 537 798
5. Revaluation reserve at beginning of period	730 120	725 551
a) changes in accounting policies	11 045	3
5.a. Revaluation reserve at beginning of period restated for comparative data	741 165	725 554
5.1. Movements in revaluation capital	(3 589)	(17 426)
a) increases	3 422	19 891
- increase in valuation of long term investments	3 422	5 205
- deferred tax assets related to entries made to revaluation reserve	-	189
- other	-	14 497
b) decreases	(7 011)	(37 317)
- fixed assets disposals	(3 035)	(36 618)
- impairment of tangible fixed assets	-	(699)
- defered tax on bookings related to revaluation reserve	933	-
- hedge accounting-cash flow hedges	(4 909)	-
5.2. Revaluation reserve at end of period	737 576	708 128
6. Other capital reserves at beginning of period	53 476	53 476
6.1. Movements in other capital reserves	-	-
a) increases	-	-
b) decreases	-	-
6.2. Other capital reserves at end of period	53 476	53 476

in PLN thousand

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY	I quarter cumulative (current year) from 01.01.2004 to 31.03.2004	I quarter cumulative (previous year) from 01.01.2003 to 31.03.2003
7. Profit (loss) from previous years at beginning of period	933 781	458 163
7.1. Undistributed profit from previous years at beginning of period	933 781	458 163
a) changes in accounting policies	24 953	11 469
b) corrections of fundamental errors	-	-
7.2. Undistributed profit from previous years at beginning of period restated for comparative data	958 734	469 632
a) increases	-	-
b) decreases	-	-
- dividends paid	-	-
- transfer to capital reserve	-	-
- others	-	-
7.3. Undistributed profit from previous years at end of period	958 734	469 632
7.4. Undistributed loss from previous years at beginning of period	-	-
a) changes in accounting policies	-	-
b) corrections of fundamental errors	-	-
7.5. Undistributed loss from previous years at beginning of period restated for comparative data	-	-
a) increases	-	-
b) decreases	-	-
7.6. Undistributed loss from previous years at end of period	-	-
7.7. Undistributed profit (loss) from previous years at end of period	958 734	469 632
8. Net result for the financial year	344 641	421 065
a) net profit	344 641	421 065
b) net loss	-	-
c) distribution of profit	-	-
II. Equity at end of period	8 754 536	7 715 320

in PLN thousand

CASH FLOW STATEMENT	I quarter cumulative (current year) from 01.01.2004 to 31.03.2004	I quarter cumulative (previous year) from 01.01.2003 to 31.03.2003
A. Cash flow from operating activities		
I. Net profit for the year	344 641	421 065
II. Total adjustments	(182 456)	(698 852)
1. Depreciation and amortisation	199 864	208 860
2. Foreign exchange (gains)/losses	36 388	59 016
3. Interest and dividends	(48 349)	(22 206)
4. (Profit) loss from investing activities	17 189	14 929
5. Movements in provisions	14 400	35 218
6. Movements in stock	(89 130)	(383 593)
7. Movements in receivables	(196 887)	(147 853)
8. Movements in creditors falling due within one year (with the exception of loans)	(27 968)	(153 496)
9. Movements in prepayments and accruals	(89 562)	(94 314)
10. Other adjustments	1 599	(215 413)
III. Net cash flow from operating activities (I+/-II)	162 185	(277 787)
B. Cash flow from investing activities		
I. Inflows	29 266	5 148
1. Sales of intangible fixed assets and tangible fixed assets	16 385	803
2. Disposal of real estate investments and intangible fixed assets investments	-	-
3. From financial assets, including:	421	2 518
a) in subordinated entities	153	38
- sales of financial assets (except for short term securities)	108	-
- sales of short term securities	-	-
- dividends and shares in profits	-	-
- long-term loans repaid	-	-
- interest received	45	38
- other inflows from financial assets	-	-
b) in other entities	268	2 480
- sales of financial assets (except for short term securities)	-	2 153
- sales of short term securities	-	-
- dividends and shares in profits	-	-
- long-term loans repaid	-	-
- interest received	268	327
- other inflows from financial assets	-	-
4. Other inflows from investing activities	12 460	1 827
II. Outflows	(267 906)	(712 573)
1. Purchases of intangible fixed assets and tangible fixed assets	(266 026)	(184 937)
2. Investments in real estate and intangible fixed assets	-	-
3. For financial assets, including:	(950)	(527 486)
a) in subordinated entities	(950)	(527 486)
- purchases of financial assets (except for short term securities)	(950)	(527 486)
b) in other entities	-	-
- purchases of financial assets (except for short term securities)	-	-
4. Other payments	(930)	(150)
III. Net cash flow used in investing activities (I-II)	(238 640)	(707 425)

in PLN thousand

CASH FLOW STATEMENT	I quarter cumulative (current year) from 01.01.2004 to 31.03.2004	I quarter cumulative (previous year) from 01.01.2003 to 31.03.2003
C. Cash flow from financing activities		
I. Inflows	902 401	1 571 005
1. Issuance of shares and other capital instruments, additional payments to capital	194 324	-
2. Loans	451 893	926 528
3. Issuance of short term securities	256 184	644 477
4. Other inflows	-	-
II. Outflows	(824 781)	(594 079)
1. Redemption of shares	-	-
2. Dividends and other distributions to shareholders	-	-
3. Other than distribution of profit to shareholders payments from profit	-	-
4. Repayment of loans	(369 035)	(170 000)
5. Repurchase of short term securities	(437 853)	(398 038)
6. Other financial liabilities	-	-
7. Finance lease payments	(104)	(697)
8. Interest paid	(17 789)	(25 344)
9. Other payments	-	-
III. Net cash flow used in / from financing activities (I-II)	77 620	976 926
D. Net cash flow/(outflow) (A.III+/-B.III+/-C.III)	1 165	(8 286)
E. Balance sheet change in cash and cash equivalents	1 164	(8 309)
- including changes in cash and cash equivalents resulting from foreign exchange gains/losses	(1)	(23)
F. Total cash and cash equivalents at beginning of period	62 769	61 639
G. Total cash and cash equivalents at end of period (F+/- D) *	63 934	53 353
- including those of limited availability	9 036	3 363

* excluding foreign exchange gains/losses - according to National Accounting Standard No 1

The Capital Group of PKN ORLEN S.A. SA-QSr I/2004 PLN '000

I. INFORMATION ON PRINCIPLES OF PREPARATION OF THE CONSOLIDATED QUATERLY REPORT FOR 1 Q 2004

1. Format and general rules of preparation of the consolidated and unconsolidated balance sheet, consolidated and unconsolidated income statement, statement of changes in consolidated and unconsolidated shareholders' equity and consolidated and unconsolidated cash flow statement

The consolidated and unconsolidated condensed financial statements presented in this consolidated quarterly report were prepared in compliance with the Polish Accounting Standards defined by the amended Accounting Act of 29 September 1994 (Journal of Law No 76, pos. 694, 2002 with further amendments) and the Decree of the Council of Ministers of 16 October 2001 on type, form and scope of current and periodic information and dates of its publication by issuers of securities allowed to be traded publicly (Journal of Law No 139, pos. 1569 with further changes) and cover the period from 1 January 2004 to 31 March 2004 and comparable period from 1 January 2003 to 31 March 2003.

The accounting rules applied by PKN ORLEN S.A. ("the Company", "Dominant Company", "PKN ORLEN") and the Capital Group of Polski Koncern Naftowy ORLEN S.A. ("the Capital Group") in 1 Q 2004, with exception for the change described in point 2 below, were presented in published annual reports: unconsolidated and consolidated for the year 2003.

2. Accounting policies in the Capital Group of Polski Koncern Naftowy ORLEN

In 1 Q 2004 the Company and the Capital Group did not adopt any significant changes in applied accounting policies in comparison to policies applied by the Company and the Capital Group in year 2003 with exception for change in translation of balance items in foreign currencies due to change in Polish Accounting Standards. Starting from 1 January 2004 assets and liabilities as at balance date are translated using the same average exchange rate set for the given currency by the National Bank of Poland for this date. As a consequence of those changes comparable data presented in these financial statements were restated.

	Net profit	Shareholders' equity	
	period from 1 January 2003 to 31 March 2003	31 December 2003	31 March 2003
As per published financial statements	366,712	9,129,889	8,313,571
Difference	14,922	26,097	28,805
Comparable data (restated)	381,634	9,155,986	8,342,376

3. Method of preparation of the consolidated financial statements

For preparation of the consolidated and unconsolidated balance sheet, consolidated and unconsolidated income statement, statement of changes in consolidated and unconsolidated shareholders' equity and consolidated and unconsolidated cash flow statement, the same rules were applied as for preparation of consolidated and unconsolidated financial statements in year 2003.

The condensed consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated results of operation, balance sheets and cash flows for each period presented.

4. Principles of calculation of the selected financial data denominated in EURO

Selected financial data has been recalculated to EURO according to the following principles:

- balance sheet items - the average rate published as at 31 March 2004 - i.e. 4.7455 zloty/ EURO,
- income statement and cash flow items - exchange rate calculated as a simple average of National Bank of Poland average rates for the last day of each month of the period from 1 January 2004 to 31 March 2004 – i.e. 4.7938 zloty/ EURO.

The Capital Group of PKN ORLEN S.A. SAQSr I/2004 PLN '000

II. INFORMATION ON CHANGES IN PROVISIONS AND FIXED ASSETS IMPAIRMENT LOSSES - CONSOLIDATED DATA

1. Impairment of assets

1.1. Impairment of tangible fixed assets

I Q 2004	
Balance as at 1.01.2004	89,823
Increases during the period 1.01.2004 – 31.03.2004	13,219
Decreases during the period 1.01.2004 – 31.03.2004	(4,769)
Balance as at 31.03.2004	98,273

1.2. Impairment of construction in progress

I Q 2004	
Balance as at 1.01.2004	37,636
Increases during the period 1.01.2004 – 31.03.2004	-
Decreases during the period 1.01.2004 – 31.03.2004	(3)
Balance as at 31.03.2004	37,633

1.3. Adjustments in the valuation of financial fixed assets and differences in the valuation of contribution in-kind

1.3.1. Impairment of financial fixed assets

I Q 2004	
Balance as at 1.01.2004	71,389
Increases during the period 1.01.2004 – 31.03.2004	-
Decreases during the period 1.01.2004 – 31.03.2004	(215)
Balance as at 31.03.2004	71,174

1.3.2. Difference in the valuation of contribution in-kind related to financial long-term assets

I Q 2004	
Balance as at 1.01.2004	3,548
Increases during the period 1.01.2004 – 31.03.2004	1
Decreases during the period 1.01.2004 – 31.03.2004	(12)
Balance as at 31.03.2004	3,537

1.4. Doubtful debt provision

I Q 2004	
Balance as at 1.01.2004	316,863
Increases during the period 1.01.2004 – 31.03.2004	9,162
Decreases during the period 1.01.2004 – 31.03.2004	(13,904)
Balance as at 31.03.2004	312,121

1.5. Impairment of inventories

In 1 Q 2004 the value of impairment of inventories of the Group amounts to PLN 2,225 thousand.

The Capital Group of PKN ORLEN S.A. SAQSr I/2004 PLN '000

2. Provisions

2.1. Provision for deferred tax

I Q 2004	
Balance as at 1.01.2004*	212,323
Increases during the period 1.01.2004 – 31.03.2004	58,869
Decreases during the period 1.01.2004 – 31.03.2004	(50,028)
Balance as at 31.03.2004	221,164

* including PLN 6,121 thousand of opening balance adjustment relating from change in accounting policies

2.2. Provision for jubilee and retirement bonuses

I Q 2004	
Balance as at 1.01.2004	158,588
Increases during the period 1.01.2004 – 31.03.2004	3,507
Decreases during the period 1.01.2004 – 31.03.2004	(3,838)
Balance as at 31.03.2004	158,257

2.3. Other provisions

	Environmental provision	Provision for business risk	Other provisions
I Q 2004			
Balance as at 1.01.2004	406,792	21,812	29,200
Increases during the period 1.01.2004 – 31.03.2004	14	-	181
Decreases during the period 1.01.2004 – 31.03.2004	(947)	(153)	(348)
Balance as at 31.03.2004	405,859	21,659	29,033

3. Goodwill from consolidation / Negative goodwill from consolidation

3.1. Goodwill from consolidation

I Q 2004	
Balance as at 1.01.2004	20,856
Increases during the period 1.01.2004 – 31.03.2004	-
Decreases during the period 1.01.2004 – 31.03.2004	(1,473)
Balance as at 31.03.2004	19,383

3.2. Negative goodwill from consolidation

I Q 2004	
Balance as at 1.01.2004	301,369
Increases during the period 1.01.2004 – 31.03.2004	455
Decreases during the period 1.01.2004 – 31.03.2004	(7,556)
Balance as at 31.03.2004	294,268

The Capital Group of PKN ORLEN S.A. SAQSr I/2004 PLN '000

III. DESCRIPTION OF CAPITAL GROUP OPERATIONS IN I Q 2004 AND DETAILS OF FACTORS AND EVENTS HAVING A MATERIAL INFLUENCE ON THE FINANCIAL RESULT

At the end of 1Q 2004 PKN ORLEN S.A. owned directly or indirectly shares in following entities, which either are (directly or indirectly) controlled (jointly controlled) by PKN ORLEN or PKN ORLEN has (directly or indirectly) significant influence:

- 92 subsidiaries,
- 2 companies jointly controlled,
- 24 associates.

In comparison to the end of 1Q 2003 there was a fall in the total number of subsidiaries, joint ventures and associates from 150 to 118. In 1Q 2004 there were 81 entities consolidated, whereas in 1Q 2003 – 90.

The most important factors having material influence on operating results in 1Q 2004 in comparison to 1Q 2003 are as follows:

- increase of refining margin ("crack") on quotations for gasoline from 82.07 to 101.66 USD/ton (by 23.9%),
- increase in average price of Brent crude oil quotations from 31.52 to 32.05 USD/bbl (by 1.7%),
- increase in discount of Ural crude oil in relation to Brent crude oil quotations from /-2.08/ USD/bbl to /-2.95/ USD/bbl (by 41.8%),
- increase in sales volume of gasoline by 19.0%,
- increase in sales volume of Diesel by 22.9%,
- increase in sales volume of Ekoterm by 10.1%,
- increase of EURO average exchange rate from 4.19 to 4.78 PLN/EURO (by 14.1%),
- decrease in USD average exchange rate from 3.90 to 3.82 PLN/USD (by 2.1%),
- decrease of refining margin ("crack") on quotations for Diesel from 88.22 to 67.86 USD/ton (by 23.1%) and for Ekoterm from 63.23 to 41.69 USD/ton (by 34.1%),
- decrease in volume of LPG retail sales by 5.4%,
- decrease in sales volume of petrochemical products by 3.6%.

In 1Q 2004 the Capital Group retail sales and wholesales of motor fuels (gasoline, Diesel, LPG, Jet A-1) and light heating oil (Ekoterm) amounted to 2,307,628 tons and was higher than sales realised in the corresponding period of the previous year by 338,382 tons (by 17.2%).

The total sales of all products (refinery, chemical and other) in 1Q 2004 amounted to 3,305,816 tons and was higher than in 1Q of previous year by 282,603 tons (by 9.3%).

The retail sales of motor fuels (gasoline, Diesel, LPG) in 1Q 2004 amounted to 751,579 tons and was higher than sales in the corresponding period of previous year by 119,330 tons (by 18.9%),. Such a significant increase results from consolidation of the business activity in Germany (in 2003 consolidated only from March 2003).

Sales trends of main products are presented in the tables below:

Sales volume of light products - the Capital Group of PKN ORLEN	1Q 2003		1Q 2004		Dynamics (%) 1 Quarter 2004/ 1 Quarter 2003
Wholesale of main light products, including:		**1,280,035**		**1,511,496**	**118.1**
- gasoline (tons)		327,925		393,614	120.0
- Diesel (tons)		466,341		580,204	124.4
- Ekoterm (tons)		435,463		484,182	111.2
Retail sales of motor fuels, including:	**813,202**	**632,249**	**966,252**	**751,579**	**118.9**
- gasoline (thousand litres) / (tons)	490,808	370,560	579,609	437,605	118.1
- Diesel (thousand litres) / (tons)	284,465	240,373	341,627	288,675	120.1
- LPG (thousand litres) / (tons)	37,929	21,316	45,016	25,299	118.7
Total sales of fuels (tons)		**1,969,246**		**2,307,628**	**117.2**
- including motor fuels (tons)		1,529,154		1,823,264	119.2

Lower level of margins on quotations for Diesel and Ekoterm and effects of unexpected events as described below (effect of contribution in kind of the organised part of the enterprise to Basell Orlen Polyolefins Sp. z o.o.), resulted in a decrease in operating profit both of the Dominant Company and of the Capital Group in comparison to the corresponding period of the previous year.

The results of the Dominant Company compared with the Capital Group were as follows:

in PLN thousand

Items	1Q 2003		PKN's share in the Group	1Q 2004		PKN's share in the Group
	Group	PKN	(%)	Group	PKN	(%)
Crude oil processing ('000 tons)	3,013	2,870	95.3	2,920	2 796	95.8
Net sales revenue	6,980,240	5,669,010	81.2	8,637,436	6,009,387	69.6
Profit on sales	521,692	472,783	90.6	503,625	472,068	93.7
Operating profit	598,692	655,781	109.5	513,520	464,875	90.5
Profit before taxation	528,328	586,812	111.1	487,258	437,702	89.8
Net profit	381,634	421,065	110.3	381,767	344,641	90.3

During 1Q 2004 the companies of the Capital Group processed 2,920 thousand tons of crude oil. The achieved level of processing was lower by 3.1% than in the comparable period of the previous year.

In 1Q 2004 profit on sales of the Capital Group reached the level of PLN 503,625 thousand and was lower by 3.5% than the result for 1Q 2003.While applying LIFO method, estimated profit on sales in 1Q 2004 amounted to PLN 391 million comparing to PLN 317 million in 1Q 2003.

In 1Q 2004 net profit of the Capital Group reached the level of PLN 381,767 and remained on comparable level to the result for 1Q 2003. While applying LIFO method, estimated net profit in 1Q 2004 amounted to PLN 290 million comparing to PLN 232 million in 1Q 2003.

In 1Q 2004 the share in the net profit of the Dominant Company in the net profit of the Capital Group decreased from 110.3% to 90.3% in comparison to 1Q 2003. Such significant fall results from presenting contribution in kind of the organised part of the enterprise to Basell Orlen Polyolefins Polska Sp. z o.o in the result of 1Q 2003.

In the financial data of the Dominant Company the net profit resulting from the difference between the book value of the contributed assets and liabilities and fair value of shares acquired amounted to PLN 164 million. In

Basell Europe Holdings B.V. in capital of Basell Orlen Polyolefins Polska Sp. z o.o.) – i.e. PLN 82 million. In consolidated financial statements investment in Basell Orlen Polyolefins is presented under equity method.

Net profit of the Capital Group for 1Q 2004 was also influenced by presentation in the result the dividend paid by Polkomtel, amounting to PLN 68 million comparing to PLN 47 million in comparable period of the previous year.

Financial data with segment information of the Capital Group is presented below:

in PLN million

Items	1Q 2003				1Q 2004			
	Refining	Chemicals	Other operations	Total	Refining	Chemicals	Other operations	Total
Segment result	494	201	16	711	411	202	35	648
Unallocated corporate income				10				1
Unallocated corporate expense				(122)				(135)
Profit from operations				599				514

In 1Q 2004 segments' operating profit decreased by 14.2% in comparison to 1Q 2003. This was mainly caused by decrease of profit in refining segment by 16.8% (lower margins on quotations for Diesel and Ekoterm accompanied with gross loss accounted in Germany). In 1Q 2003 the difference from valuation of contribution in kind to Basell Orlen Polyolefins Polska Sp. z o.o was recognized in result of chemical segment in the amount of PLN 112 million (as stated above). After eliminating this transaction from the result of the year 2003, the result of chemical segment in 1Q 2004 was higher by 127% in comparison to 1Q 2003. This increase was caused by favourable petrochemicals' market conditions.

Under Bonds Issuance Program in 1Q 2004 the Dominant Company completed 4 issuances of total value PLN 222 million. Bonds of total value amounting to PLN 100 million were acquired by companies from the Capital Group (including PLN 10 million acquired by companies from the Capital Group consolidated under full method):

issuance 1. PLN 13 m (BH),
issuance 2. PLN 50 m (BRE),
issuance 3. PLN 50 m (BH),
issuance 4. PLN 109 m (BH).

IV. UNUSUAL ITEMS AND EVENTS HAVING A MATERIAL INFLUENCE ON THE FINANCIAL RESULT

In the 3 month period ended 31 March 2004 there were no unusual items affecting the amounts presented in these financial statements.

Capital Group of PKN ORLEN S.A. SAQSr I/2004 PLN '000

SEGMENT DATA

	Refining and Marketing Segment for 3 month period ended		Chemical Segment for 3 month period ended		Other operations for 3 month period ended		Eliminations for 3 month period ended		Total for 3 month period ended	
	31 March 2004	31 March 2003	31 March 2004	31 March 2003	31 March 2004	31 March 2003	31 March 2004	31 March 2003	31 March 2004	31 March 2003
	7,496,990	5,962,662	958,581	888,367	181,865	129,211			8,637,436	6,980,240
sales	706,754	925,317	316,676	375,020	222,223	273,272	(1,245,653)	(1,573,609)	-	-
	8,203,744	**6,887,979**	**1,275,257**	**1,263,387**	**404,088**	**402,483**	**(1,245,653)**	**(1,573,609)**	**8,637,436**	**6,980,240**
	(7,807,041)	**(6,376,373)**	**(1,074,896)**	**(1,170,880)**	**(367,519)**	**(375,251)**	**1,245,460**	**1,574,266**	**(8,003,996)**	**(6,348,238)**
g income	28,244	44,499	3,967	119,304	6,993	3,683			39,204	167,486
g cost	(13,411)	(62,547)	(2,606)	(11,246)	(8,850)	(14,547)			(24,867)	(88,340)
t	**411,536**	**493,558**	**201,722**	**200,565**	**34,712**	**16,368**	**(193)**	**657**	**647,777**	**711,148**
rporate income									888	10,139
rporate expenses									(135,145)	(122,595)
perations									**513,520**	**598,692**
me									92,947	76,217
nses									(125,373)	(153,620)
al of all or part of shares in subordinated entities									-	-
									481,094	**521,289**
gains									114	101
losses									(33)	(100)
odwill from consolidation	(1,187)	(1,149)	-	-	(286)	(209)	-	-	(1,473)	(1,358)
gative goodwill from consolidation	1,481	2,332	6,060	6,060	15	4	-	-	7,556	8,396
axation									**487,258**	**528,328**

Capital Group of PKN ORLEN S.A. SAQSr I/2004 PLN '000

Translation of a document originally issued in Polish

	Refining and Marketing Segment for 3 month period ended		Chemical Segment for 3 month period ended		Other operations for 3 month period ended		Eliminations for 3 month period ended		Total for 3 month period ended	
	31 March 2004	31 March 2003	31 March 2004	31 March 2003	31 March 2004	31 March 2003	31 March 2004	31 March 2003	31 March 2004	31 March 2003
									(106,837)	(153,322)
ory charges on profit (increase of loss)									-	-
it (losses) of subordinated entities accounted for method	64	(354)	11,926	9,399	6,581	3,880	-	-	18,571	12,925
rests									(17,225)	(6,297)
									381,767	**381,634**

Capital Group of PKN ORLEN S.A. SAQSr I/2004 PLN '000

	Refining and Marketing Segment for 3 month period ended		Chemical Segment for 3 month period ended		Other operations for 3 month period ended		Total for 3 month period ended	
	31 March 2004	31 March 2003	31 March 2004	31 March 2003	31 March 2004	31 March 2003	31 March 2004	31 March 2003
Property, plant, equipment and intangible assets expenditures	94,629	127,141	147,005	61,476	13,957	9,381	255,591	197,998
Property, plant, equipment and intangible assets expenditures unallocated to segments							3,771	5,718
Total property, plant, equipment and intangible assets expenditure							**259,362**	**203,716**
Segment depreciation	197,700	178,500	43,734	49,813	35,750	41,497	277,184	269,810
Unallocated assets depreciation							8,822	8,378
Total depreciation							**286,006**	**278,188**
Non-cash expenses other than depreciation	9,955	63,873	624	5,896	7,793	12,030	**18,372**	**81,799**

graphical segments

the result of long term investments in Germany, beginning from 1 March 2003 the Group operates in Poland and Germany. The following table shows the distribution of Company's consolidated sales by geographical market segmental reporting for business segments for 3 month periods ended 31 March 2004 and 31 March 2003.

	Refining and Marketing Segment for 3 month period ended		Chemicals Segment for 3 month period ended		Other operations for 3 month period ended		Total for 3 month period ended	
	31 March 2004	31 March 2003	31 March 2004	31 March 2003	31 March 2004	31 March 2003	31 March 2004	31 March 2003
Export Sales	197,882	153,329	221,188	230,024	7,501	1,686	426,571	385,039
Domestic sales	5,371,558	5,166,416	737,393	658,343	174,364	127,525	6,283,315	5,952,284
Sales in Germany	1,927,550	642,917	-	-	-	-	1,927,550	642,917
Total external revenue	**7,496,990**	**5,962,622**	**958,581**	**888,367**	**181,865**	**129,211**	**8,637,436**	**6,980,240**

The Capital Group of PKN ORLEN S.A. SAQSr I/2004 PLN '000

VI. MOST IMPORTANT EVENTS FOR THE PERIOD FROM 1 JANUARY 2004 TO THE DAY OF PREPARATION OF THIS REPORT EARLIER REPORTED IN THE CURRENT REPORTS

1. The Management Board of PKN ORLEN ("Issuer") announced that on 31 December 2003 PKN ORLEN signed yearly contracts:
   1. with BP Polska Spolka z o.o. The subject of the agreement is sales of gasoline and diesel fuel to the company BP Polska Sp. z o.o. in 2004. The estimated value of the contract amounts to PLN 3,342,000 thousand (gross).
   2. with SHELL Polska Spolka z o.o. The subject of the agreement is sales of gasoline and diesel fuel to the company SHELL Polska Sp. z o.o. in 2004. The estimated value of the contract amounts to PLN 1,920,000 thousand (gross).

   The above-mentioned agreements are „significant agreements" as defined in the Ordinance of the Council of Ministers, of October 16, 2002, regarding the current and periodic information to be disclosed by issuers of securities as the total value of particular agreements exceeds 10% of Issuer's equity.

2. The Management Board of PKN ORLEN announced, that on 7 January 2004 PKN ORLEN and ConocoPhillips Central and Eastern Europe Holdings B.V. with its registered office in Rotterdam, the Netherlands ("ConocoPhillips") signed an agreement whereby they agreed the intention to co-operate in the privatisation process of Unipetrol a.s., a company operating in the Czech oil sector ("Unipetrol"). The agreement sets out preliminary terms of the cooperation of the parties, outlines the proposed ultimate shareholding of the parties in some of the companies of Unipetrol Group and the potential terms of the acquisition by the parties of some assets of Unipetrol Group, in the event of the PKN ORLEN successful participation in the Unipetrol privatisation. The agreement represents an early stage in the discussions between ConocoPhillips and PKN ORLEN and does not constitute a legally binding obligation of any party to enter into any future agreement.

3. On 9 January 2004 the Management Board of PKN ORLEN announced, that PKN ORLEN (I) was informed that on 6 January 2004, Basell Orlen Polyolefins Sp. z o.o. with its registered office in Plock ("JV Company") - a joint-venture company of PKN ORLEN and Basell Europe Holdings B.V. with its registered office in Haarlemmermeer, the Netherlands („BEH") - executed an advisory services agreement ("Advisory Services Agreement") between PKN ORLEN, the JV Company and BEH; and (II) PKN ORLEN entered into the agreement on construction and co-financing of infrastructure facilities with the JV Company („OSBL Agreement").

4. The Management Board of PKN ORLEN announced, that on 12 January, 2004 PKN ORLEN submitted an indicative offer (the "Offer") for the acquisition of 62.99% of the share capital of UNIPETROL, a.s., a company operating in the Czech oil sector ("UNIPETROL"), and the purchase of the receivables of Ceska Konsolidacni Agentura ("CKA") towards certain entities directly or indirectly owned by UNIPETROL, as well as for the potential purchase of 9.76% of the share capital of SPOLANA, a.s., currently owned by CKA (collectively the "CKA Assets"). PKN ORLEN proposed the initial price in the Offer based on the review of the limited information and data received at this stage. PKN ORLEN expects that in the next phase of the above-mentioned project, it will have the opportunity to carry out legal, financial, environmental and technical due diligence which would allow it to properly assess the value of UNIPETROL and other rights and obligations related to privatisation process. The price in the final offer for the acquisition of UNIPETROL shares and CKA Assets may be, therefore, appropriately adjusted. The Offer is part of PKN ORLEN's strategy to be on the forefront of consolidation process in Central European downstream. The acquisition of UNIPETROL is one of the next significant steps in PKN's strategy, as it represents a perfect opportunity for PKN ORLEN to: (I) to expand its geographic presence, (II) enter the attractive Czech market and (III) strengthen its position in Southern Poland. PKN ORLEN is considered as long-term strategic investor and regional consolidator of the most important assets of UNIPETROL, while PKN ORLEN signed an agreement on cooperation with AGROFERT HOLDING, a.s. to procure the sale of some of Unipetrol's assets (not considered as core business of PKN ORLEN). Moreover, PKN ORLEN informed in current report dated 8 January 2004, that it signed an agreement with ConocoPhillips whereby they agreed the intention to co-operate in the privatisation process of Unipetrol a.s.

The Capital Group of PKN ORLEN S.A. SAQSr I/2004 PLN '000

5. On 27 January the Management Board of PKN ORLEN announced, that it issued parent company guarantee to Shell Deutschland Oil GmbH – to secure the liabilities of ORLEN Deutschland GmbH (PKN ORLEN's fuel subsidiary in Germany) arising from ORLEN Deutschland's fuel trading operations – amounting to EUR 40,000 thousand. The guarantee is valid till 31 January 2005. PKN ORLEN holds 100% stake in ORLEN Deutschland GmbH. On 10 February 2004 the Management Board of PKN ORLEN informed that it provided its subsidiary – PKN ORLEN Deutschland GmbH with a corporate guarantee in the amount of EUR 20m. The guarantee is valid till 31 January 2005.

6. The Management Board of the Company announced, that it provided on 19 February 2004 with a corporate guarantee following companies: HGM Roland Mineralöl Handel GmbH, Holborn European Marketing Company Ltd., Louis Dreyfus & Cie Mineralöl GmbH, Mabanaft Deutschland GmbH & Co. KG, Deutsche BP Aktiengesellschaft totalling to EUR 22m and USD 40m and guaranties in form of guarantee letters to the banks: Bayerische-Hypo und Vereinsbank AG, Dresdner Bank AG, Commerzbank AG totalling to EUR 15m in order to secure the execution of trade payables of its German subsidiary ORLEN Deutschland GmbH resulting from its activities. The issued warranties and guaranties will replace current securities provided by PKN ORLEN on 29 July 2003.

7. On 1 March 2004 the Polish State Treasury, following the resignation of Jacek Bartkiewicz from his position as a member of the Supervisory Board of PKN ORLEN, appointed Grzegorz Mroczkowski to replace him. Following, on 2 April 2004 the Polish State Treasury appointed Maciej Kruk as a member of the Supervisory Board of PKN ORLEN, to replace Grzegorz Mroczkowski. On 8 April 2004 the Polish State Treasury appointed Janusz Zielinski as a member of the Supervisory Board of PKN ORLEN, to replace Maciej Kruk.

8. On 8 April 2004 the Extraordinary Shareholders Meeting of PKN ORLEN dismissed Maciej Gierej, Edward Grzywa, Andrzej Kratiuk and Orest Nazaruk from the Supervisory Board, and simultaneously Jacek Walczykowski, Andrzej Wieczorkiewicz, Andrzej Studzinski and Marian Czakanski were appointed to the Supervisory Board.

9. On 16 April 2004 the Management Board of PKN ORLEN informed that it has withdrawn from submitting a binding offer to purchase shares of SNP Petrom S.A. PKN ORLEN is currently involved in a number of M&A processes in the oil and gas sector in Central Europe. PKN ORLEN had requested twice the Romanian Government to extend the deadline of the submission of the binding offers due to the need to conduct further, in-depth analysis, with respect to the impact of these processes on PKN ORLEN's participation in the privatisation of SNP Petrom. However, the Romanian Government decided not to extend the current deadline of 15 April 2004.

10. On 21 April 2004 the Management Board of PKN ORLEN announced that a preliminary contract was concluded for the sale of all 9,600 shares in Flexpol Sp. z o.o. ("Flexpol"), with its registered office in Plock, representing 40% of the initial capital of Flexpol. The book value of the shares is PLN 4.8m. The sale price is PLN 7.2m. There are the following conditions to be fulfilled before the promissory contract will be concluded: former sale by PKN ORLEN to the investor of both the devices rented by Flexpol from PKN ORLEN and the property partially rented by Flexpol from PKN ORLEN. The above mentioned sale requires the approval of the General Shareholders' Meeting of the company. UOKiK's (the Polish Office for Protection of Competition and Consumers) assent for the investor to buy the shares. It is estimated that from the sale of the shares and the repurchase of property (Flexpol's devices and real estate) by the investor, PKN ORLEN will record a gross profit of around PLN 16m. It is also assumed that Flexpol will pay its previous shareholders a dividend amounting to PLN 3m for the year 2003 (i.e. for PKN ORLEN the amount of PLN 1.2m).

11. On 22 April 2004 the Supervisory Board of PKN ORLEN appointed Krzysztof Kluzek to the position of the member of the Management Board. Simultaneously he resigned from the position of the member of the Supervisory Board of PKN ORLEN.

The Capital Group of PKN ORLEN S.A. SAQSr I/2004 PLN '000

12. O n 23 April 2004 the Management Board informed that PKN ORLEN submitted an offer (the "Offer") for the acquisition of 62.99% of the share capital of UNIPETROL, a.s., a company operating in the Czech oil sector ("UNIPETROL"), and the purchase of the receivables of Ceska Konsolidacni Agentura ("CKA") towards certain entities directly or indirectly owned by UNIPETROL, as well as for the purchase of 9.76% of the share capital of Spolana, a.s., currently being held by CKA (collectively the "CKA Assets").

13. O n 26 April 2004 the Management Board of PKN ORLEN informed that on 19 April 2004 a District Court in Gdansk (XII Economic Department of National Court Register) registered changes in articles of association in CPN Marine Service Sp. z o.o. with its registered office in Gdansk – an initial capital increase and change of company's main areas of activities. The initial capital of CPN Marine was increased from the level of PLN 50,000 to the level of PLN 1,000,000 – that is by 950,000, through issuance of 1,900 shares with par value of PLN 500,000 each. The capital was increased through cash contribution from PKN ORLEN. The District Court also registered the new name of the company - Centrum Komercjalizacji Technologii Sp. z o.o. PKN ORLEN owns 100 per cent of the total shares in Centrum Komercjalizacji Technologii Sp. z o.o. The company specialises in economic activities and management consulting.

14. O n 29 April 2004 Polski Koncern Naftowy ORLEN S.A. received a letter from WestLB a financial advisor to Czech National Property Found ("NPF") and a state agency Ceska Konsolidacni Agentura ("CKA"), which stated that the Czech Government selected PKN ORLEN as the successful bidder in the auction for the 62.99% stake in Czech downstream oil and petrochemicals group, Unipetrol a.s. ("Unipetrol") held by the NPF. Therefore PKN ORLEN will also acquire associated receivables toward some of the Unipetrol Group companies and 9.76% stake in Unipetrol's producing subsidiary, Spolana a.s. ("Spolana"), held by CKA. PKN ORLEN agreed to pay approx. CZK 11.3 billion for the 62.99% stake in Unipetrol, CZK 1.0 million for CKA's 9.76% stake in Spolana and approx. CZK 1.7 billion for CKA's receivables with a total nominal value of approx. CZK 3.1 billion and EUR 9.5 million, and USD 4.9 million, as of April 1, 2004. Following the acquisition of the NPF's stake in Unipetrol and in accordance with Czech law, PKN ORLEN will launch a mandatory tender offer to acquire the interests of minority shareholders in Unipetrol and its listed subsidiaries. PKN ORLEN has agreed on the basis of the agreements with ConocoPhillips Central and Eastern Europe Holdings B.V., one of the major oil and gas worldwide companies ("ConocoPhillips") and Agrofert Holding, a.s., the second largest chemicals group in the Czech Republic ("Agrofert"), to procure as a majority shareholder in Unipetrol the sale by Unipetrol of some of Unipetrol's assets to ConocoPhillips and to Agrofert, after successful completion of the privatisation process. A large portion of the funds for the financing of the above transaction is already provided in the form of the currently available credit facilities. The reminder will be arranged for within the time periods indicated in the payment schedules relating to the transaction. Management believes that completion of the transaction should not result in any violation of any covenants under the syndicated credit facility agreement. Some banks have already offered PKN ORLEN their assistance in financing the transaction in question. PKN ORLEN will provide investors with more details on this transaction upon signing of Share Sale and Purchase Agreement with NPF. The transaction is expected to close by the end of the third quarter of 2004, once necessary Czech regulatory approvals have been granted.

15. O n 30 April 2004 the Management Board made public the joint statement of MOL and PKN ORLEN on their talks advancement. On 20 November 2003, MOL and PKN ORLEN signed a Memorandum of Understanding initiating exclusive negotiations to evaluate the potential merits of closer cooperation between the two companies. The Memorandum of Understanding provided for an initial period of exclusive consultation between MOL and PKN ORLEN in respect of the potential co-operation. The comprehensive analysis conducted jointly during the recent months has clearly indicated to both companies the strong business logic and potential for cooperation. The parties have made substantial progress on the creation of an agreed, detailed cooperation framework, but further discussions are still required to reach a binding agreement and to secure approvals from all relevant governmental and corporate bodies. Cooperation between the parties, which has started on the basis of the Memorandum of Understanding, will be continued upon the progress made so far.

The Capital Group of PKN ORLEN S.A. SAQSr I/2004 PLN '000

VII. SHAREHOLDERS POSSESSING DIRECTLY OR INDIRECTLY THROUGH DEPENDENT ENTITIES AT LEAST 5% OF VOTES AT THE GENERAL MEETING OF SHAREHOLDERS AS AT DATE OF ISSUE OF QUARTERLY REPORT

Shareholder	Share in number of votes at the GM as at the day of previous quarterly report publication, in %*	Number of shares as at the day of previous quarterly report publication*	Change (%) during the period 16.02.2004-30.04.2004	Share in number of votes in % at the GM as at the day of issue of this report**	Number of shares as at the day of issue of this report**
Nafta Polska S.A.	17.32%	74,076,299	-	17.32%	74,076,299
State Treasury	10.20%	43,633,897	-	10.20%	43,633,897
The Bank of New York (GDR owner)	10.77%	46,063,106	0.14	10.91%	46,653,600
Others	61.71%	263,935,759	(0.14)	61.57%	263,345,265
Total	100%	427,709,061	-	100%	427,709,061

* Data as at 16 February 2004
** Data as at 30 April 2004

On 20 June 2002 the Company was informed, that Kulczyk Holding S.A. and its affiliates, possessed 23,911,206 shares of PKN ORLEN, which constitutes 5.59% of total number of votes at the General Meeting of Shareholders.

On 4 July 2003 the Company was informed by Commercial Union Mutual Pension Fund BPH CU WBK, located in Warsaw, that Commercial Union Mutual Pension Fund BPH CU WBK possessed on 1 July 2003 21,533,539 shares of PKN ORLEN, which constitutes 5.04% of the total number of shares at the General Meeting of Shareholders.

Stake of the above shareholders (in %) in the share capital of the Company is consistent with proportion in the number of votes at the General Meeting of Shareholders as at the day of issue of this report.

VIII. CHANGES IN THE COMPANY SHARES POSSESSED BY THE MANAGEMENT BOARD AND BY THE SUPERVISORY BOARD, ACCORDING TO INFORMATION POSSESSED BY THE COMPANY

The Company shares possessed by the Management Board and by the Supervisory Board in I Q 2004:

	Number of shares as at the day of last quarterly report publication*	Acquired	Disposed	Increases due to changes in the Management Board	Decreases due to changes in the Management Board	Number of shares as at the day of publication of this report**
Management Board	-	-	-	-	-	-
Supervisory Board	-	-	-	407	-	407

* Data as at 16 February 2004
** Data as at 30 April 2004

The Capital Group of PKN ORLEN S.A. SAQSr I/2004 PLN '000

IX. INFORMATION ON MATERIAL LEGAL ACTIONS AND OTHER RISKS CONCERNING THE COMPANY OR ITS DEPENDENT ENTITIES

1. On 15 November 2002, based on the act on restructuring of certain budget receivables from enterprises, Rafineria Trzebinia S.A, the Company's subsidiary, applied for the restructuring of budget receivables concerning excise duty and VAT for the period from June to December 1998. On 30 December 2002 fiscal authorities issued a decision on restructuring conditions of payables concerning VAT and excise duty of total value of PLN 35.3m, stating the restructuring charge in the amount of PLN 5.3m. The charge was paid in full in January 2003.

   As a result of the audit performed by the Tax Audit Office in Krakow, tax allowance for the months I-XII.1999, I-XII.2000 and I-XII.2001 on VAT concerning production of diesel fuel with component extracted from reprocessed used oil, was questioned. On 22 December 2003 the company received decisions of the Director of Tax Audit Office in Krakow, which stated the additional VAT liability together with penalties in the total amount of PLN 79.8m.

   As a result of the above decisions, the Management Board of Rafineria Trzebinia S.A. applied to the Tax Office in Chrzanow for partial remission of the liability based on a significant interest of the taxpayer and ambiguous regulations regarding the tax allowance on reprocessing of used oil. The application received a favourable opinion of the Tax Office Jury in Krakow. On 29 December 2003 Rafineria Trzebinia S.A. paid PLN 11.8m of overdue tax liability covered by the decisions of Tax Audit Office Director. On 31 December 2003 the Head of Tax Office in Chrzanow, after obtaining a positive opinion from Tax Office Jury in Krakow, issued a decision, in which the remaining liability of PLN 68m was cancelled. The remaining VAT liabilities were cancelled by the decision of the Head of Tax Office of Malopolska region dated 30 April 2004. Liabilities related to the excise tax resulting from the decision of the Head of Customs Office I were cancelled on 19 April 2004. The restructuring process of remaining tax liabilities of Rafineria Trzebinia S.A. for years 1999-2001 was completed by the decision of the Head of Tax Office in Chrzanow dated 12 March 2004. As at the date of these financial statements Rafineria Trzebinia S.A. had no overdue budget liabilities related to the excise tax or VAT.

2. In accordance with the Agreement signed on 20 December 2002, Tankpol Sp z o.o transferred to PKN ORLEN due to cession, 40% of shares held in ORLEN PetroTank Sp z o.o. in exchange for receivables from Tankpol Sp. z o.o. Final settlement of this transaction should be made after valuation of shares in ORLEN PetroTank Sp. z o.o. On 30 October 2003 a legal case was filed against PKN ORLEN as compensation for PLN 69,898 thousand or return of the ceded shares. On 26 January 2004 Tankpol Sp. z o.o. modified its claim for repayment of PLN 36,383 thousand or return of the ceded shares. Together with the claim, Tankpol Sp. z o.o. presented a new valuation of ORLEN PetroTank Sp. z o.o. amounting to PLN 232,147 thousand. On 22 January 2004 Tankpol Sp. z o.o. approached Company with a compromise offer, stating, that the claim will be revoked if PKN ORLEN pays PLN 32,745 thousand. On 18 February 2004 during the first hearing the court suspended the legal proceeding for the period of three months, in order to allow parties to reach a compromise. The above claim was not provided as in the Company's Management view, based on the independent legal opinion obtained, the final outcome of the above claim should not have a material impact on the presented financial results.

3. Due to the public information in relation to the Company's purchase transactions, the Supervisory Board has taken actions including requests to audit firms to perform specific test procedures, which were aimed at verifying the above information, including an analysis of the specified procurement transactions. The reports on these procedures have been presented to the Supervisory Board for further analyses. Simultaneously the Management Board filed notifications to the Public Prosecutor's Office regarding a suspicion of a commitment of crimes connected with:

   - disclosure of confidential information, included in auditors' reports,
   - violation of the Company's purchase procedures

   The final outcome of the above notifications is not known as at the date of the preparation of these financial statements. However, in the Management's opinion, there are no circumstances indicating that the above mentioned matters may materially impact the true and fair presentation of the accompanying consolidated and unconsolidated condensed financial statements for the 3 month period ended 31 March 2004.

4. On 20 May 2003, the Management Board of the Company submitted a put option execution declaration for all Niezalezny Operator Miedzystrefowy Sp. z o.o. ("NOM") shares owned by PKN to Polskie Sieci Energetyczne S.A. ("PSE"). The "put" price equals to PLN 111,5m and is calculated as a sum of a par value of the shares sold and a cumulative investment premium calculated according to the Agreement dated 8 June 2000 regulating the cooperation between the NOM shareholders.

   On 20 October 2003, PSE filed a suit to the Court of Arbitration of the Polish Chamber of Commerce in Warsaw, regarding the determination of the validity of the shares sales agreement. Up to the date of preparation of these financial statements the legal proceedings in the Court of Arbitration were not commenced.

   In the opinion of the Management Board of the Company, based on independent legal analyses, the Company executed its put option and sold NOM shares to PSE. Consequently, the Company recognised on the transaction profit amounting to PLN 27,5m (difference between purchase price of the stakes and the sales price resulting from the put option). According to the Management Board the receivable of PLN 111,5m will be realised in full.

   The Court of Arbitration of the Polish Chamber of Commerce in Warsaw fixed the date of first hearing on 3 June 2004.

The Capital Group of PKN ORLEN S.A. SAQSr I/2004 PLN '000

X. INFORMATION ON LEGAL ACTIONS CONCERNING THE COMPANY'S OR ITS DEPENDENT ENTITIES' LIABILITIES OR RECEIVABLES ACCOUNTING FOR 10% OR MORE OF THE COMPANY'S EQUITY

During the period from 1 January 2004 to 31 March 2004 the Company was not involved in any legal actions concerning the Company's or its dependent entities' liabilities or receivables accounting for 10% or more of the Company's equity.

XI. INFORMATION ON UNUSUAL TRANSACTIONS WITH RELATED ENTITIES

There were no unusual transactions with related entities in the Capital Group during the period from 1 January 2004 to 31 March 2004, where the value of the transaction would exceed EUR 500 thousand.

XII. INFORMATION ON GUARANTEES OF LOANS GRANTED BY COMPANY OR ITS SUBSIDIARIES TO OTHER ENTITIES, WHERE THE AMOUNT OF GUARANTEE ACCOUNTS FOR 10% OR MORE OF THE COMPANY'S EQUITY

During the period from 1 January 2004 to 31 March 2004, the Dominant Company and its subsidiaries did not grant any sureties of loans, guarantees to any other entities or their subsidiaries, where the amount of surety or guarantee would account for 10% or more of the Company's equity.

MANAGEMENT BOARD MEMBERS SIGNATURES

....
President – Zbigniew Wróbel

....
Vice President – Sławomir Golonka

....
Member of the Management Board
Krzysztof Kluzek

....
Vice President – Andrzej Macenowicz

....
Vice President – Jacek Strzelecki

....
Vice President – Janusz Wiśniewski

Plock, 11 May 2004

Regulatory Announcement

Go to market news section

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	1st Q 04 Results (IFRS)_1
Released	07:00 14-May-04
Number	6779Y

PKN ORLEN SA
SEC File
82-5036

POLSKI KONCERN NAFTOWY ORLEN S.A.

CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
3 MONTH PERIODS ENDED

31 MARCH 2004 AND 31 MARCH 2003
PREPARED IN ACCORDANCE WITH
INTERNATIONAL FINANCIAL REPORTING STANDARDS

POLSKI KONCERN NAFTOWY ORLEN S.A.

CONSOLIDATED CONDENSED BALANCE SHEETS

As of 31 March 2004 and 31 December 2003

	31 March 2004 (unaudited)	31 December 2003
	(in PLN million)	
ASSETS		
Non-current assets		
Property, plant and equipment	9,757	9,807
Negative goodwill	(267)	(273)
Intangible assets	119	121
Financial assets	555	534
Investments accounted for using equity method	490	493
Deferred tax assets	14	15
Other non-current assets	16	18
Total non-current assets	**10,684**	**10,715**
Current assets		
Inventories	3,148	3,058
Trade and other receivables	2,937	2,513
Income tax receivables	8	65
Short-term investments	122	67
Deferred costs	103	80
Cash and cash equivalents	584	562
Other financial assets	70	89
Total current assets	**6,972**	**6,434**
Total assets	**17,656**	**17,149**

LIABILITIES AND SHAREHOLDERS' EQUITY

Shareholders' equity		
Common stock	534	534
Capital reserve	1,359	1,359
Hedge accounting-cash flow hedges	(17)	-
Revaluation reserve	856	856
Foreign exchange difference on subsidiaries	66	62
Retained earnings	7,096	6,699
Total shareholders' equity	**9,894**	**9,510**
Minority interests	**444**	**427**
Non-current liabilities		
Interest bearing borrowings	2,091	1,836
Provisions	615	616
Deferred tax liabilities	304	293
Total non-current liabilities	**3,010**	**2,745**
Current liabilities		
Trade and other payables and accrued expenses	3,441	3,231
Income tax liabilities	53	-
Interest bearing borrowings	759	1,195
Deferred income	18	14
Other liabilities	37	27
Total current liabilities	**4,308**	**4,467**
Total liabilities and shareholders' equity	**17,656**	**17,149**

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONSOLIDATED CONDENSED INCOME STATEMENTS
For the 3 month periods ended 31 March 2004 and 31 March 2003

	For 3 months ended	**For 3 months ended**

	31 March 2004	31 March 2003
	(unaudited)	
	(in PLN million)	
Revenue	**6,325**	**4,962**
Cost of sales	(5,112)	(3,793)
Gross profit	**1,213**	**1,169**
Other operating income	52	188
Distribution costs	(542)	(455)
Administrative expenses	(184)	(209)
Other operating expenses	(34)	(103)
Profit from operations	**505**	**590**
Financial income	119	76
Financial expenses	(124)	(163)
Income from investments accounted for using equity method	17	10
Profit before income tax and minority interests	**517**	**513**
Corporate income tax	(103)	(152)
Profit after tax	**414**	**361**
Minority interests	(17)	(6)
Net profit	**397**	**355**

Basic earnings per share for the period (in zloty per share)	**0.93**	**0.84**

POLSKI KONCERN NAFTOWY ORLEN S.A.

CONSOLIDATED CONDENSED CASH FLOW STATEMENTS
For the 3 month periods ended 31 March 2004 and 31 March 2003

	For 3 months ended 31 March 2004	For 3 months ended 31 March 2003
	(unaudited)	
	(PLN)	
Cash flows from operating activities		
Net profit for the period	**397**	**355**
Adjustments for:		
Minority interests	17	6
Net income from investments accounted for under equity method	(17)	(10)
Depreciation and amortisation	304	303
Interest and dividend charges, net	(47)	(14)
Income tax on current period profit	103	152
Loss on investing activities	13	-
(Increase) in receivables	(394)	(366)
(Increase) in inventories	(96)	(358)
Increase in accrued expenses and payables	353	290
(Decrease) / Increase in provisions	1	(13)
Other adjustments	24	(23)
Net income tax paid	(54)	(66)
Net cash flows from operating activities	**604**	**256**

Cash flows from investing activities

Acquisition of property, plant and equipment and intangible assets	(322)	(233)
Proceeds from sales of property, plant and equipment	22	4
Proceeds from sales of available for sale investments	-	2
Acquisition of investments available for sale and entities accounted for under equity method	(11)	(22)
Acquisition of business in Germany, net of cash acquired	-	(419)
Acquisition of short-term securities	(283)	(13)
Proceeds from sales of short-term securities	229	8
Dividends and interest received	3	1
Other	2	(1)
Net cash flows used in investing activities	**(360)**	**(673)**
Cash flows from financing activities		
Proceeds from long-term and short-term loans and other borrowings	597	1,542
Repayment of long-term and short-term loans and other borrowings	(797)	(609)
Interest paid	(19)	(32)
Other	(3)	(1)
Net cash flows gained (used) in financing activities	**(222)**	**900**
Net increase/(decrease) in cash and cash equivalents	**22**	**483**
Cash and cash equivalents at the beginning of the period	**562**	**178**
Cash and cash equivalents at the end of the period	**584**	**661**

POLSKI KONCERN NAFTOWY ORLEN S.A.

CONSOLIDATED CONDENSED STATEMENTS OF CHANGES IN EQUITY

For the 3 month periods ended 31 March 2004 and 31 March 2003

(PLN million)

	Common stock	Capital reserve	Hedge accounting-cash flow hedges	Revaluation reserve	Foreign currency translation	Retained earnings	Total shareholders' equity
1 January 2003	**525**	**1,174**	**-**	**859**	**-**	**5,771**	**8,329**
	--------	--------	--------	--------	--------	--------	--------
Foreign exchange gain on consolidation	-	-	-	-	25	-	25
Hedge accounting-cash flow hedges	-	-	(5)	-	-	-	(5)
Net Profit	-	-	-	-	-	355	355
	--------	--------	--------	--------	--------	--------	--------
31 March 2003	**534**	**1,174**	**(5)**	**859**	**25**	**6,126**	**8,704**
(unaudited)	--------	--------	--------	--------	--------	--------	--------

	Common stock	Capital reserve	Hedge accounting-cash flow hedges	Revaluation reserve	Foreign currency translation	Retained earnings	Total shareholders' equity
1 January 2004	**534**	**1,359**	**-**	**856**	**62**	**6,699**	**9,510**
	--------	--------	--------	--------	--------	--------	--------

Foreign exchange gain on consolidation	-	-	-	-	4	-	4
Net profit	-	-	-	-	-	397	397
Hedge accounting-cash flow hedges	-	-	(17)	-	-	-	(17)
Other	-	-	-	-	-	-	-
31 March 2004 (unaudited)	**534**	**1,359**	**(17)**	**856**	**66**	**7,096**	**9,894**

1. Principal activities

The dominant company of the capital group of Polski Koncern Naftowy ORLEN (further referred to as "the Group") is Polski Koncern Naftowy ORLEN S.A. (further referred to as "the Company", ' ORLEN") located in Plock, Poland, 7 Chemikow Street.

The Company was established by the Notary Deed of 29 June 1993 as Mazowieckie Zaklady Rafineryjne i Petrochemiczne "Petrochemia Plock" S.A. as a State Treasury owned Joint Stock Compan registered in the Companies Register in Plock on 1 July 1993. On 20 May 1999 the Company changed its name to Polski Koncern Naftowy S.A. Further, on 12 April 2000 the Company changed its to Polski Koncern Naftowy ORLEN S.A.

The Company is engaged in the processing of crude oil into a broad range of petroleum products and petrochemicals and in the transportation and wholesale and retail distribution of such product other companies in the Group operate primarily in related downstream activities including further production and distribution as well as in production and sales of chemicals.

2. Basis of presentation

The Company applied for these consolidated condensed financial statements International Financial Reporting Standards ("IFRS") effective for respective accounting periods except for accountir hyperinflation under International Accounting Standard No 29 "Financial Reporting in Hyperinflationary Economies" (IAS 29), revaluation of fixed assets under International Accounting Standard I "Property, Plant and Equipment" (IAS 16) and recognition of perpetual usufruct of land under International Financial Reporting Standard no 1 ("IFRS 1") "First-time Adoption of International Fin Reporting Standards", as explained below.

In 2003 the International Accounting Standards Board has issued IFRS 1, which is effective for financial statements for periods beginning on or after 1 January 2004. In accordance wit pronouncements of IFRS 1 the Company is considered as the first time adopter of IFRS. IFRS 1 requires, among other things that an entity recognises in its financial statements all assets and liab whose recognition is required by IFRSs. In accordance with IFRS 1 an entity may elect to measure an item of property, plant and equipment at the date of transition to IFRSs at its fair value and us fair value as its deemed cost at that date. The Company has not determined fair value as a deemed cost in relation to the fixed assets discussed above, which would result from the requirements of IFR

Perpetual usufruct rights granted to the Company in the past based on administrative decisions meet the definition of an asset. Accordingly, these perpetual usufruct rights should be recognised Company's financial statements based on fair value. As disclosed in consolidated financial statements for the year 2003 the Company has not recognised previously the above described perpetual usu as the historic cost could not be reliably determined. The Company has not performed a fair value estimation of the above discussed perpetual usufructs as it was not practicable.

The measurement and the reporting currency of these consolidated condensed financial statements is Polish Zloty ("PLN").

Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with IFRS have been condensed or omitted pursuant to International Accou Standard No 34, "Interim Financial Reporting" (IAS 34). The accompanying consolidated condensed financial statements reflect all adjustments, except for adjustments required by IAS 29 and by IA of a recurring nature which are necessary for a fair statement of the Company's consolidated results of operations and cash flow for the periods ended on 31 March 2004 and 31 March 2003 ar Company's consolidated financial position as of 31 March 2004 and as of 31 December 2003. The accompanying consolidated condensed financial statements should be read in conjunction with the audited consolidated financial statements ar notes thereto for the year 2003. The presented financial results are not necessarily indicative of the results of the full year.

The condensed consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated results of operation, ba sheets and cash flows for each period presented.

ected explanatory notes

:ounting policies

olicies and methods of computation applied by the Company are included in the annual financial statements issued, with the exception of the effects of IFRS 1 described in Note 2.

usual items affecting the amounts presented in these financial statements

ıth period ended 31 March 2004 there were no unusual items affecting the amounts presented in these financial statements.

idends

)4 Management proposed to pay dividends from 2003 net profit, of PLN 188m (i.e. PLN 0.44 per share).

rest bearing borrowings

	31 March 2004 (unaudited)	**31 December 2003**
Bank loans	2,725	2,918
Other loans and credits	35	36
Short-terms bonds	90	77
Total, including:	**2,850**	**3,031**
Less short-term portion	759	1,195
Long-term portion	2,091	1,836

rest bearing borrowings utilized by the Group decreased by net PLN 181m within 3 month period ended 31 March 2004. The change of debt is result of:

s from new loans in PLN:

3H w Warszawie S.A.

eKaO SA

s from new loan of EUR 60m within Syndicated Agreement*

s from new loans in PLN in current accounts PLN 185m

hort-term bonds PLN 85m

ent of foreign currency loans:

m in PeKaO S.A

ent of loans in PLN:

Bank Millenium S.A.

PKO BP S.A.

PeKao S.A.

ent of loans in German companies EUR 59m

ion of short-term bonds PLN 73m

ated Agreement on dual currency loan in the amount of EUR 500m was signed on 29 July 2003.
ill be repaid in 2008. The loan can be utilized in EUR as well as in USD.

. Segment data (unaudited)

	Refining and Marketing Segment for 3 month period ended		Chemical Segment for 3 month period ended		Other operations for 3 month period ended		Eliminations for 3 month period ended		Consolidated for 3 month period en	
	31 March 2004	31 March 2003	31 March 2004	31 March 2003	31 March 2004	31 March 2003	31 March 2004	31 March 2003	31 March 2004	31 M: 20(
enues										
rnal sales	5,197	3,959	953	882	175	121	-	-	6,325	
r-segment sales	701	917	317	375	222	274	(1,240)	(1,566)	-	
l revenue	5,898	4,876	1,270	1,257	397	395	(1,240)	(1,566)	6,325	
ts	**(5,506)**	**(4,377)**	**(1,080)**	**(1,166)**	**(361)**	**(368)**	**1,238**	**1,566**	**(5,709)**	**(4**
er operating income	30	44	14	128	7	4			51	
er operating cost	(17)	(66)	(2)	(9)	(9)	(15)			(28)	
ult										
ment result	405	477	202	210	34	16	(2)	-	639	
llocated corporate income									1	
llocated corporate expenses									(135)	
fit from Operations									**505**	
ncial income									119	
ncial expenses									(124)	
re in profit (losses) of subordinated entities accounted for using ity method	-	(1)	12	9	5	2	-	-	17	
fit before Income tax									**517**	
me taxes									(103)	
ority interests									(17)	
profit									**397**	

	Refining and Marketing Segment for 3 month period ended		Chemical Segment for 3 month period ended		Other operations for 3 month period ended		Consolidated for 3 month period ended	
	31 March 2004	31 March 2003	31 March 2004	31 March 2003	31 March 2004	31 March 2003	31 March 2004	31 March 2003
Property, plant, equipment and intangible assets expenditure	96	134	148	62	14	10	258	206
Property, plant, equipment and intangible assets expenditure unallocated to segments							4	6
Total property, plant, equipment and intangible assets expenditure							262	212
Segment depreciation	209	193	57	64	37	44	303	301
Unallocated assets depreciation					.		9	9
Total depreciation							312	310
Non-cash expenses other than depreciation	13	43	1	6	8	12	22	61

Geographical segments

As the result of long term investments in Germany, beginning from 1 March 2003 the Group operates in Poland and Germany. The following table shows the distribution of the Company's consoli sales by geographical market segmental reporting for business segments for 3 month periods ended 31 March 2004 and 31 March 2003.

	Refining and Marketing Segment for 3 month period ended		Chemicals Segment for 3 month period ended		Other operations for 3 month period ended		Consolidated for 3 month period ended	
	31 March 2004	31 March 2003	31 March 2004	31 March 2003	31 March 2004	31 March 2003	31 March 2004	31 March :
Export Sales	198	153	221	230	7	2	426	
Domestic sales	3,071	3,163	732	652	168	119	3,971	3
Sales by German subsidiaries	1,928	643	-	-	-	-	1,928	
Total external revenue	**5,197**	**3,959**	**953**	**882**	**175**	**121**	**6,325**	**4**

3.6. Basic and diluted earnings per share

	for the 3 month period ended	for the 3 month period ended

	31 March 2004	31 March 2003
	(unaudited)	(unaudited)
Weighted average common stock outstanding	427,709,061	420,177,137
Net profit for the period per share (PLN)	0.93	0.84

There is no difference between the basic and diluted earnings per share.

3.7. Changes in contingent liabilities and risks after 31 December 2003

1. On 15 November 2002, based on the act on restructuring of certain budget receivables from enterprises, Rafineria Trzebinia, the Company's subsidiary, applied for the restructuring of b receivables concerning excise duty and VAT for the period from June to December 1998. On 30 December 2002 fiscal authorities issued a decision on restructuring conditions of payables conce VAT and excise duty of total value of PLN 35.3m, stating the restructuring charge in the amount of PLN 5.3m. The charge was paid in full in January 2003.

   As a result of the audit performed by the Tax Audit Office in Krakow, tax allowance for the months I-XII.1999, I-XII.2000 and I-XII.2001 on VAT concerning production of diesel fuel with component extracted from reprocessed used oil, was questioned. On 22 December 2003 the company rec decisions of the Director of Tax Audit Office in Krakow, which stated the additional VAT liability together with penalties in the total amount of PLN 79.8m.

   As a result of the above decisions, the Management Board of Rafineria Trzebinia applied to the Tax Office in Chrzanow for partial remission of the liability based on a significant interest ‹ taxpayer and ambiguous regulations regarding the tax allowance on reprocessing of used oil. The application received a favourable opinion of the Tax Office Jury in Krakow. On 29 December Rafineria Trzebinia S.A. paid PLN 11.8m of overdue tax liability covered by the decisions of Tax Audit Office Director. On 31 December 2003 the Head of Tax Office in Chrzanow, after obtair positive opinion from Tax Office Jury in Krakow, issued a decision, in which the remaining liability of PLN 68m was cancelled. The remaining VAT liabilities were cancelled by the decision ‹ Head of Tax Office of Malopolska region dated 30 April 2004. Liabilities related to the excise tax resulting from the decision of the Head of Customs Office I were cancelled on 19 April 2004 restructuring process of remaining tax liabilities of Rafineria Trzebinia S.A. for years 1999-2001 was completed by the decision of the Head of Tax Office in Chrzanow dated 12 March 2004. As date of these financial statements Rafineria Trzebinia S.A. had no overdue budget liabilities related to the excise tax or VAT.

2. In accordance with the Agreement signed on 20 December 2002, Tankpol Sp z o.o transferred to PKN ORLEN due to cession, 40% of shares held in ORLEN PetroTank Sp z o.o. in exchan; receivables from Tankpol Sp. z o.o. Final settlement of this transaction should be made after valuation of shares in ORLEN PetroTank Sp. z o.o. On 30 October 2003 a legal case was filed against ORLEN as compensation for PLN 70m or return of the ceded shares. On 26 January 2004 Tankpol Sp. z o.o. modified its claim for repayment of PLN 36m or return of the ceded shares. Togethei the claim, Tankpol Sp. z o.o. presented a new valuation of ORLEN Petro Tank Sp. z o.o. amounting to PLN 232m. On 22 January 2004 Tankpol Sp. z o.o. approached Company with a compr‹ offer, stating, that the claim will be revoked if PKN ORLEN pays PLN 33m. On 18 February 2004 during the first hearing the court suspended the legal proceeding for the period of three mont order to allow parties to reach a compromise.

   The above claim was not provided as in the Company's Management view, based on the independent legal opinion obtained, the final outcome of the above claim should not have a material imp:

the presented financial results.

3. Due to the public information in relation to the Company's purchase transactions, the Supervisory Board has taken actions including requests to audit firms to perform specific test procedures, ' were aimed at verifying the above information, including an analysis of the specified procurement transactions. The reports on these procedures have been presented to the Supervisory Boa further analyses. Simultaneously the Management Board filed notifications to the Public Prosecutor's Office regarding a suspicion of a commitment of crimes connected with:

- disclosure of confidential information, included in auditors' reports,
- violation of the Company's purchase procedures

The final outcome of the above notifications is not known as at the date of the preparation of these financial statements. However, in the Management's opinion, there are no circumstances indi that the above mentioned matters may materially impact the true and fair presentation of the accompanying consolidated condensed financial statements for the 3 month period ended 31 March 20

4. On 20 May 2003, the Management Board of the Company submitted a put option execution declaration for all Niezalezny Operator Miedzystrefowy Sp. z o.o. ("NOM") shares owned by PI Polskie Sieci Energetyczne S.A. ("PSE"). The "put" price equals to PLN 111,5m and is calculated as a sum of a par value of the shares sold and a cumulative investment premium calculated accc to the Agreement dated 8 June 2000 regulating the cooperation between the NOM shareholders.

On 20 October 2003, PSE filed a suit to the Court of Arbitration of the Polish Chamber of Commerce in Warsaw, regarding the determination of the validity of the shares sales agreement. Up date of preparation of these financial statements the legal proceedings in the Court of Arbitration were not commenced.

In the opinion of the Management Board of the Company, based on independent legal analyses, the Company executed its put option and sold NOM shares to PSE. Consequently, the Con recognised on the transaction profit amounting to PLN 27,5m (difference between purchase price of the stakes and the sales price resulting from the put option). According to the Management I the receivable of PLN 111,5m will be realised in full.

The Court of Arbitration of the Polish Chamber of Commerce in Warsaw fixed the date of first hearing on 3 June 2004.

3.8. Subsequent events

1. On 29 April 2004 Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") received a letter from WestLB a financial advisor to Czech National Property Found ("NPF") and a state agency (Konsolidacni Agentura ("CKA"), which stated that the Czech Government selected PKN ORLEN as the successful bidder in the auction for the 62.99% stake in Czech downstream oi petrochemicals group, Unipetrol a.s. ("Unipetrol") held by the NPF. Therefore PKN ORLEN will also acquire associated receivables toward some of the Unipetrol Group companies and a 9.76% in Unipetrol's producing subsidiary, Spolana a.s. ("Spolana"), held by CKA. PKN ORLEN agreed to pay approx. CZK 11.3 billion for the 62.99% stake in Unipetrol, CZK 1.0 million for C 9.76% stake in Spolana and approx. CZK 1.7 billion for CKA's receivables with a total nominal value of approx. CZK 3.1 billion and EUR 9.5 million, and USD 4.9 million, as of April 1, Following the acquisition of the NPF's stake in Unipetrol and in accordance with Czech law, PKN ORLEN will launch a mandatory tender offer to acquire the interests of minority sharehold Unipetrol and its listed subsidiaries. PKN ORLEN has agreed on the basis of the agreements with ConocoPhillips Central and Eastern Europe Holdings B.V., one of the major oil and gas work companies ("ConocoPhillips") and Agrofert Holding, a.s., the second largest chemicals group in the Czech Republic ("Agrofert"), to procure as a majority shareholder in Unipetrol the sa Unipetrol of some of Unipetrol's assets to ConocoPhillips and to Agrofert, after successful completion of the privatization process. A large portion of the funds for the financing of the : transaction is already provided in the form of the currently available credit facilities. The reminder will be arranged within the time periods indicated in the payment schedules relating t transaction. Management believes that the completion of the transaction should not result in any violation of any covenants under the syndicated credit facility agreement. Some banks have al offered PKN ORLEN their assistance in financing the transaction in question. PKN ORLEN will provide investors with more details on this transaction upon signing of Share Sale and Pur Agreement with NPF. The transaction is expected to close by the end of the third quarter of 2004, once necessary Czech regulatory approvals have been granted.

2. On 30 April 2004 the Management Board made public the joint statement of MOL and PKN ORLEN on their talks advancement. On 20 November 2003, MOL and PKN ORLEN sig Memorandum of Understanding initiating exclusive negotiations to evaluate the potential merits of closer cooperation between the two companies. The Memorandum of Understanding provided : initial period of exclusive consultation between MOL and PKN ORLEN in respect of the potential co-operation. The comprehensive analysis conducted jointly during the recent months has c indicated to both companies the strong business logic and potential for cooperation. The parties have made substantial progress on the creation of an agreed, detailed cooperation framewor further discussions are still required to reach a binding agreement and to secure approvals from all relevant governmental and corporate bodies. Cooperation between the parties which has start the basis of the Memorandum of Understanding will be continued upon the progress made so far.

3. On 16 April 2004 the Management Board of PKN ORLEN informed that it has withdrawn from submitting a binding offer to purchase shares of SNP Petrom S.A. PKN ORLEN is currently inv in a number of M&A processes in the oil and gas sector in Central Europe. PKN ORLEN had requested twice the Romanian Government to extend the deadline of the submission of the binding due to the need to conduct further, in-depth analysis, with respect to the impact of these processes on PKN ORLEN's participation in the privatization of SNP Petrom. However, the Rom Government decided not to extend the current deadline of 15 April 2004.

erating costs

	3 months ended 31 March 2004 (unaudited)	3 months ended 31 March 2003 (unaudited)
Raw materials and energy	2,598	2,766
Cost of goods for resale*	2,259	893
External services	401	357
Payroll and benefits (staff costs)	256	246
Depreciation and amortisation	312	310
Taxes and charges	84	89
Other	61	138
	5,971	**4,799**
Adjusted by:		
Change in inventories, deferred and accrued costs	(77)	(213)
Cost of products and services for own use	(22)	(26)
Operating costs	**5,872**	**4,560**

quired in Germany has been consolidated from 1 March 2003 when it was acquired. This results in costs of goods for resale and materials for the 3 month period ended 31 March 20C rable to the period ended 31 March 2003.

nsformation for International Financial Reporting Standards purposes

nts to the consolidated condensed financial statements prepared under Polish Accounting Standards (PAS) are presented below:

	Net profit for 3 months ended 31 March 2004 (unaudited)	Net profit for 3 months ended 31 March 2003 (unaudited)
PAS basis consolidated	**382**	**367**
Borrowing costs capitalisation, less depreciation	(14)	(10)
Amortisation of CPN goodwill	(3)	(3)
IFRS treatment of negative goodwill	4	4
Deferred tax on the above	3	1
Change of accounting standards (PAS)	26	-
Other	(1)	(4)
IFRS consolidated	**397**	**355**

	Net assets as of 31 March 2004 (unaudited)	Net assets as of 31 December 2003
PAS basis consolidated	**9,525**	**9,130**
Borrowing costs capitalisation, net of depreciation	444	458
CPN goodwill, net of depreciation	59	62
IFRS treatment of negative goodwill	(50)	(54)
Deferred tax on above	(84)	(87)
Other	-	1

IFRS consolidated	**9,894**	**9,510**

ce with PAS, revenues and selling expenses include excise tax and fuel fee (the fuel fee was introduced from 1 January 2004) charged by the Company and its subsidiaries on the prc
iese taxes.

ɔose of these consolidated financial statements prepared under IFRS revenues and selling expenses had been presented net of excise tax of PLN 2,191m and net of fuel fee of PLN 120m f
:iod ended 31 March 2004. For 3 months period ended 31 March 2003 revenues and selling expenses had been presented net of excise tax of PLN 2,018m.

er

ıted financial statements have been authorised by Company's Management Board at premises of the Company, on 11 May 2004.

ES OF THE MEMBERS OF THE MANAGEMENT BOARD

....

Ƶbigniew Wrobel **Vice President** - Slawomir Golonka

....

he Board- Krzysztof Kluzek **Vice President** - Andrzej Macenowicz

....

nt – Jacek Strzelecki **Vice President** – Janusz Wisniewski

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	1st Q 04 Results (IFRS)_3
Released	07:00 14-May-04
Number	6781Y

PKN ORLEN SA
SEC File
82-5036

INDEPENDENT AUDITOR'S REVIEW REPORT

To the shareholders of Polski Koncern Naftowy ORLEN S.A.

We have reviewed the accompanying consolidated balance sheet of Polski Koncern Naftowy ORLEN S.A. (the "Company") as of 31 March 2004 and the related consolidated statements of income, cash flows and changes in equity for the 3 month period ended 31 March 2004 ("the consolidated condensed financial statements"). These consolidated condensed financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these consolidated condensed financial statements based on our review.

We conducted our review in accordance with the International Standard on Auditing applicable to review engagements. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion on the accompanying consolidated condensed financial statements.

1. The International Accounting Standards Board has issued International Financial Reporting Standard no 1 ("IFRS 1") "First-time Adoption of International Financial Reporting Standards", which is effective for financial statements for periods beginning on or after 1 January 2004. In accordance with the pronouncements of IFRS 1 the Company is considered as the first time adopter of International Financial Reporting Standards ("IFRS"). IFRS 1 requires, among other things that an entity recognises in its financial statements all assets and liabilities whose recognition is required by IFRSs. In accordance with IFRS 1 an entity may elect to measure an item of property, plant and equipment at the date of transition to IFRSs at its fair value and use that fair value as its deemed cost at that date.

   Perpetual usufruct rights granted to the Company in the past based on administrative decisions meet the definition of an asset. Accordingly these perpetual usufruct rights should be recognised in the Company's financial statements. As discussed in Note 2 to the accompanying condensed consolidated financial statements, no fair value estimation of the above assets was performed by the Company, to determine deemed cost. As a result, we are not able to assess the potential effect of the aforementioned issue on the consolidated condensed financial statements.

2. International Accounting Standard No. 29 "Financial Reporting in Hyperinflationary Economies" (IAS 29) requires that the carrying amounts of assets and liabilities reported in a period of hyperinflation should be expressed in the measuring unit current at the end of the hyperinflationary period and constitute the basis for the carrying amounts in the subsequent financial statements. The Polish economy was hyperinflationary until the end of 1996 and ceased to be hyperinflationary in 1997. The Company last revalued its fixed assets as of 1 January 1995 to reflect the effects of inflation, in general by applying price indices determined by the Central Statistical Office for individual groups of assets. This revaluation was not performed in accordance with the provisions of IAS 29 since the Company did not use a general price index and did not subsequently revalue its fixed

assets as of 31 December 1996. As a result, the cumulative balances of property, plant and equipment, which existed prior to 31 December 1996, have not been expressed in the measuring unit current at the end of 1996. The Company also did not apply International Accounting Standard No 16 “Property, Plant and Equipment” requiring that the revalued amount of fixed assets approximate their fair value as at the date of revaluation. The Company has not determined fair value as a deemed cost in relation to the fixed assets discussed above, which would result from the requirements of IFRS 1. As a result, we are not able to assess the potential effect of the aforementioned issue on the consolidated condensed financial statements.

Based on our review, except for the effects of the matters referred to in the above paragraphs, nothing has come to our attention that causes us to believe that the accompanying consolidated condensed financial statements are not presented fairly, in all material respects, in accordance with International Financial Reporting Standards.

We also reported separately on the consolidated condensed financial statements of the Company for 3 month period ended 31 March 2004 prepared in accordance with Polish Accounting Standards ("PAS"). The significant differences between PAS and International Financial Reporting Standards as far as they concern consolidated condensed financial statements referred to above are summarized in Note 3.10 of the accompanying consolidated condensed financial statements.

Ernst & Young Audit Sp. zo.o

Warsaw, Poland

11 May 2004

END

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Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	1st Q 04 Results (IFRS)_2
Released	07:00 14-May-04
Number	6780Y

PKN ORLEN SA
SEC File
82-5036

Financial Highlights

ORLEN Group Results according to IFRS	3 months ended Mar 31 2004 (unaudited data)		3 months ended Mar 31 2003 (unaudited data)		% change	
	PLNm	USDm	PLNm	USDm	PLNm	USDm
Sales revenue	6,325	1,655	4,962	1,272	27.5%	30.1%
EBITDA[2]	817	214	900	231	-9.2%	-7.4%
Operating profit/(loss)	505	132	590	151	-14.4%	-12.6%
Financial expenses	124	32	163	42	-23.9%	-23.8%
Net profit (loss)	397	104	355	91	11.8%	14.3%
Net profit (loss) according to LIFO method	305	80	205	53	48.8%	50.9%
Operating cash flow	604	158	256	66	135.9%	139.4%

1) The following average exchange rates were used for the conversion of the amounts denominated in USD: Q1 2003:PLN 3.9017, Q1 2004:PLN 3.8211.

2) EBITDA = OPERATING PROFIT + AMORTISATION/DEPRECIATION

- **Refining (Production + Wholesale):** Q1 2004 saw a decrease in the segment's financial result, which fell by 15.4% in comparison with Q1 2003; the decrease was due to such factors as lower crack margins on diesel fuel and Ekoterm.

- **Refining (Retail):** Reduction of the loss by PLN 5m in Q1 2004 as compared with Q1 2003, resulting mainly from an increase in the unit diesel margins and the non-fuel margin.

- **Petrochemicals:** Q1 2004 saw a slight decrease in the segment's financial result relative to the analogous quarter of the previous year (down by 3.8%). A significant portion of the segment's Q1 2003 result is attributable to the recognition of the difference from the valuation of a contribution in kind made to Basell Orlen Polyolefins sp. z o.o. of PLN 112m._Once this factor is eliminated, an increase in the segment's Q1 2004 financial result relative to the analogous quarter of the previous year reached 106.1% (growth in demand for petrochemical products, mainly fertilizers and polyvinyl chloride – Anwil SA).

- **Other Activities:** An 0.5% increase in revenue and concurrent decrease in the segment's costs by 4.2% had a positive impact on its financial result. In Q1 2004, a profit of PLN 34m was recorded, versus a PLN 16m profit in Q1 2003.

- **Inland Premium:** Q1 2004 saw a PLN 21m (or 25.6%) increase in the inland premium in relation to Q1 2003, following from an increase in the volume of light product sales.

- **Profit on Sales:** A 3.8% increase in the profit on sales in Q1 2004 in relation to Q1 2003, attributable mainly to efficiency-improvement measures and positive market trends in all segments of the Group.

- **Net Profit:** The Q1 2004 net profit stood at PLN 397m, having grown by 42m (or 11.8%) relative to the profit for Q1 2003; the growth was driven mainly by a high profit on sales and financial activities.

- **Net Operating Cash Flow:** A PLN 348m increase in the funds generated in Q1 2004 compared with Q1 2003.

- **Operating Expenses Reduction Programme:** Reduction of the expenses provided for in the programme by PLN 143m in Q1 2004, which translated into an operating result of PLN 114m.

Mr Jacek Strzelecki, Vice-President, Economic and Financial Director – *In the past quarter, sizeable uncertainty and stronger demand for crude oil and refinery products prevailed on fuel markets to usher in rising crude prices and upward-bound margins on individual products. Amidst such circumstances, PKN ORLEN's sales people and planners focused on harnessing the positive market conditions by intensifying sales and fine-tuning the Company's pricing policy to optimise the refining margin. These efforts bore fruit as reflected in the relevant items of the disclosed profit and loss account for the first quarter of 2004.*

In view of the fact that last year the weighted-average crack margin was 27% higher and PLN 112m (before taxes) was contributed to Basell ORLEN Polyolefins, our operating profit (PLN 505m) and after-tax profit (PLN 397m) reported for the first quarter of 2004 are truly satisfying.

Without a doubt, the operating loss (PLN 20m) of ORLEN Deutschland may disquiet investors. It is a direct offspring of a steep drop (of EUR 0.011 – representing a more than 20% drop in relation to the 2003 average) in the German retail margins. In the past quarter, the German market saw its margins begin to rebound. Thus, we believe that our financial performance will be improved in relation to the figures recorded last year. However, the economic consequences of the transaction in Germany entail more than just the result of ORLEN Deutschland. PKN ORLEN recorded more than EUR 10m in additional margin on SWAP transactions concluded with international concerns (BP, Shell) for the supply of fuels to their Polish networks and our network in Germany.

Clearly, the comprehensive Operating Expenses Reduction Programme initiated last year is one of the key processes shaping PKN ORLEN's economics. Though the cost-cutting programme was developed and initiated in 2003, this year is decisive to its success as a whole. For the first time, the effects of the proposed cost-cutting initiatives were reflected in the budgets of the individual segments and in the management incentive system. Looking at the effects of the Programme (an over PLN 114m impact on our operating profit in Q1 2004), it seems that this step was what the entire project needed to achieve the necessary critical mass and materially downsize the risk of failure.

In addition to the cost reduction initiatives, the programme for the increase of the Company's value includes a number of other projects aiming at enhancing efficiency or optimising our activities in particular areas. The projects of comprehensive margin optimisation and retail price centralisation, currently underway, serve to implement integrated systems of management of refining margins and retail prices at PKN ORLEN, based on the world's best practice. As a result, are able to gradually enhance the efficiency of our sales policy, maximise the margin and fully utilise the available throughput capacity. The effectiveness of these programmes in wholesale is soon to be supplemented with regional prices and a professional customer relationship management system (CRM). The success of the Company value increase programme depends greatly on the processes of restructuring the retail network, intended to trigger a significant growth of both the fuel sales efficiency and the non-fuel margin. In addition to the initiatives undertaken within PKN ORLEN itself, we are also intensifying the restructuring and disinvestment processes related to the Group companies.

All of these efforts are coordinated through the Value Based Management programme (VBM), a priority for PKN ORLEN. The programme's pivotal element is the implementation of a strategic management system based on the strategic score card. Under the VBM programme, we are also preparing a new budgeting process to make the entire procedure more flexible and to turn it into an effective tool for executing strategic goals. To prevent the value creation strategy from becoming a set of meaningless declarations, we expect to support it by implementing an evaluation and incentive scheme for the management, based on the strategic core cards and compliant with the MBO philosophy. This process is to be supported by an IT system, which will also allow the staff participating in the MBO programme to monitor the objectives and degree of their completion.

The past quarter was also one of hard work of a large team of PKN employees and external advisors, committed to preparing a bid for the purchase of a 62.99% equity interest in UNIPETROL, a.s., a company in the Czech oil sector; acquisition of debts of Èeská konsolidaèní agentura ("ÈKA") outstanding towards undertakings directly or indirectly owned by UNIPETROL; as well as purchase of a 9.76% equity interest in SPOLANA, a.s. currently owned by ÈKA. On April 23rd 2004, PKN ORLEN submitted the bid for these assets – approximately CZK 11.3bn for 62.99% of UNIPETROL shares, CZK 1m for 9.76% SPOLANA shares owned by ÈKA, and approximately CZK 1.7bn for ÈKA's debts. On April 29th 2004 we were informed that our bid had been selected by the Czech government.

The key challenge for PKN ORLEN in the segment which I oversee will be to secure the financing necessary for the transaction. A large portion of the funds is already secured under existing credit lines. The remainder will have to be contracted in line with the payment schedule. Offers for the provision of support in the servicing of this transaction have already been made by banks.

Financials by Area of Activity

Market Overview

In the first quarter of 2004, the average price of Brent oil stood at USD 32.05/bbl, having gone up by USD 0.53/bbl (1.7%) in relation to the analogous period of the previous year. During the first three months of 2004, the average market price of gasoline was USD 343.66/t (a 7.4% increase over Q1 2003). In the same period, a fall was recorded in the market prices of diesel fuel and Ekoterm, by USD 16.29/t and USD 17.49/t, respectively (or by 5.0% and 5.8%). The crack margins for gasoline increased by 23.9% relative to the analogous period of the previous year, while in the case of diesel fuel and light fuel oil, they fell by 23.1% and 34.1%, respectively). There was a reduction in the level of refining margins as calculated based on Brent prices quoted in Western Europe (PVM report), from USD 4.79/bbl in Q1 2003 to USD 3.76/bbl in Q1 2004. The U.S. dollar weakened further against the Polish currency by 2.1% (from PLN 3.9017/USD 1 in Q1 2003 to PLN 3.8211/USD 1 in Q1 2004), while the euro strengthened by 14.0% (rise in the average exchange rate from PLN 4.1880/EUR 1 in Q1 2003 to PLN 4.7755/EUR 1 in Q1 2004).

According to the GUS (National Statistics Office) data, in March 2004 consumer prices were up by 0.3%. The growth of prices in January – March 2004 continued at a level similar to the analogous period of 2003 (0.8%). The average annualised dynamics of consumer prices strengthened (1.7% in 2004 vs. 1.6% in 2003). Transport prices in Q1 2004 were up on the analogous period of 2003 by 2.6%, chiefly due to an increase in the prices of fuel for private vehicles (3.1%).

The first quarter of 2004 saw a consolidation of the growth trend seen in 2003. The industrial production grew by 19.1% relative to the analogous period of 2003. The sectors greatly contributing to the total industrial production included manufacturers of mechanical vehicles, trailers and semi-trailers whose output increased significantly.

Based on the data provided by Samar, 98,200 new vehicles were sold in Poland in Q1 2004 (22.5% up on Q1 2003), which was mainly a result of cancellation of the tax relief for companies, effective as of May 1st 2004, and the anticipated increase in car prices following Poland's accession to the European Union.

Fuel consumption in Poland is estimated to have grown in Q1 2004 by approximately 6% relative to the analogous period of 2003. PKN Orlen's estimated share in domestic consumption of liquid fuels amounted to 60.8% in the case of gasolines, 52.1% in the case of diesel fuel, and 56.7% in the case of Ekoterm.

Refining Segment (Production + Wholesale)

Refining Segment (Production + Wholesale)	3 months ended Mar 31 2004 (unaudited data)		3 months ended Mar 31 2003 (unaudited data)		% change 3 months	
Results according to IFRS	PLNm	USDm	PLNm	USDm	PLNm	USDm
Revenue, including:	3,958	1,036	3,942	1,010	0.4%	2.6%
Revenue on sales to third parties	2,724	713	2,346	601	16.1%	18.6%
Intra-company revenue *	1,234	323	1,596	409	-22.7%	-21.0%
Cost and expenses	3,534	991	3,441	882	2.7%	12.4%
Result **	**424**	**46**	**501**	**128**	**-15.4%**	**-64.1%**
Sales to third parties (thousand tonnes) ***	1,933		1,762		9.7%	
Sales of products to third parties (thousand tonnes)	1,933		1,760		9.8%	

* *Revenue includes transfers to the retail segment in the amount of: Q1 2003: PLN 762m; Q1 2004: PLN 538m.*

** *The segment's operating result, net of the costs not attributed to any of the segments, incurred at the*

Group's level.

*** *Products including crude oil.*

The Q1 2004 result in refining was PLN 424m, down from PLN 501m in the analogous period of 2003. The decrease was caused by higher cost in the segment (up by 2.7%), while the total revenue of the segment grew only by 0.4%. The revenue and cost of the segment were largely affected by the inclusion in the segment in Q1 2004 some of the German operations (more than PLN 450m both in revenue and in cost) and ORLEN Petrocentrum Sp. z o.o. (more than PLN 233m both in revenue and in cost). In the previous year, these companies were entirely included in the Refining Segment (Retail). The decision to split operations followed form a higher share of wholesale in these companies' total sales. The sales revenue was also affected by a reduction in prices of diesel and light fuel oil in Q1 2004 in relation to the corresponding period of 2003, by 5.0% and 5.8%, respectively (the increase in prices in 2003 was a result of the war in Iraq). The decrease in prices was accompanied by reduction of crack margins on these products (23.1% for diesel fuel and 34.1% for Ekoterm).

In Q1 2004, the volume of diesel fuel and gasoline sold to third parties grew by 24.4% and 20.0%, respectively, in comparison with Q1 2003. The sales volume of light products was up by 18.1% in aggregate. The growth in the sales volume of gasolines and diesel fuel was caused, among other factors, by inclusion of some of the German operations in the segment in Q1 2004 and larger consumption of gasolines and diesel in Poland (the increase was 3.1% and 13.3%, respectively, in relation to Q1 2003).

The Q1 2004 result of the segment computed in accordance with the LIFO method would be lower by PLN 92m (PLN 332m), while in the corresponding period of 2003 it would be lower by PLN 150m (PLN 351m).

Refining (Retail)

Refining (Retail)	3 months ended Mar 31 2004 (unaudited data)		3 months ended Mar 31 2003 (unaudited data)		% change 3 months	
Results according to IFRS	**PLNm**	**USDm**	**PLNm**	**PLNm**	**USDm**	**PLNm**
Revenue, including:	2,478	649	1,695	435	46.2%	49.2%
Revenue on sales to third parties	2,473	648	1,613	414	53.3%	56.2%
Intra-company revenue	5	1	82	21	-93.9%	
Cost and expenses	2,497	654	1,719	441	45.3%	48.3%
Result*	**-19**	**-5**	**-24**	**-6**		
Sales to third parties (thousand tonnes)	753		637		18.2%	

* *The segment's operating result, net of the costs not attributed to any of the segments, incurred at the Group's level.*

The segment's revenue in the first quarter of 2004 rose by PLN 783m (46.2%) in comparison with the first quarter of 2003, while the cost and expenses increased by PLN 778m (45.3%). The higher revenue is attributable to the growth in sales volume (18.2%), mainly due to the consolidation of our German operations for the whole of Q1 2004. The revenue on sales of the German companies in Q1 2004 and attributed to this

segment was PLN 1,476m, up from PLN 643m in March 2003.

Based on restated figures (elimination of the effect of the German operations: 252 thousand tonnes in Q1 2004 and 130 thousand tonnes in March 2003), there was a minor decrease in retail sales by 7 thousand tonnes, i.e. 1.4%.

In Q1 2004, as compared with Q1 2003, PKN ORLEN's unit retail margins on diesel fuel increased by 16.2%, and the margins on gasolines did not change significantly. At the same time, the non-fuel margin at rose by 10.3%. The Group's sales revenue on non-fuel goods stood at PLN 180m in Q1 2004, which means a 6.5% growth on the analogous period of 2003.

A further rise (by 37% on Q1 2003) was seen in the volume of retail fuel sales under the FLOTA loyalty programme, attributable to a range of promotional activities organised by PKN ORLEN. At the same time, the share of retail sales of fuel under the VITAY programme in the total retail sales of fuel shrank slightly – by 4.5 pp. The factors described above brought the segment's loss down to PLN 19m in Q1 2004, which is an improvement of PLN 5m relative to Q1 2003, when it amounted to PLN 24m. The operations in Germany generated an operating loss of PLN 25m in Q1 2004, while in Q1 2003 the German companies achieved an operating profit of PLN 1m.

Petrochemicals

Petrochemicals	3 months ended Mar 31 2004 (unaudited data)		3 months ended Mar 31 2003 (unaudited data)		% change 3 months	
Results according to IFRS	PLNm	USDm	PLNm	USDm	PLNm	USDm
Revenue, including:	1,270	333	1,257	322	1.0%	3.4%
Revenue on sales to third parties	953	250	882	226	8.0%	10.6%
Intra-company revenue	317	83	375	96	-15.5%	-13.5%
Costs and expenses	1,068	280	1,047	268	2.0%	4.5%
Result*	**202**	**53**	**210**	**54**	**-3.8%**	**-1.9%**
Sales to third parties (thousand tonnes)	576		598		-3.7%	

**) The segment's operating result, net of the costs not attributed to any of the segments, incurred at the Group's level.*

The segment's result for Q1 2004 was PLN 202m, while in the corresponding quarter of 2003 it stood at PLN 210m. The revenue on petrochemicals was higher by PLN 13m (up by 1.0%). Despite the lower volume of sales to third parties (drop by 3.7%), its value went up by 8.0% (PLN 71m), which was attributable to improved demand for petrochemicals, chiefly for the products of ANWIL SA. Compared with Q1 2003, Q1 2004 sales of polyvinyl chloride rose by 4.2% (2.4 thousand tonnes) in terms of volume, while their value was higher by 27.3% (PLN 38m). At the same time, the sales of ammonium nitrate fell by 7.7% (11 thousand tonnes), while their value increased by 4.4% (PLN 3m). ANWIL SA's operating profit in Q1 2004 amounted to PLN 67.6m, relative to PLN 16.2m in Q1 2003. The company's good performance was driven by the high euro exchange rate, accompanied by peak demand on global markets and stronger demand on the fertilisers market.

A major part of the segment's result in Q1 2003 was attributable to the recognition of the difference on the valuation of the contribution to Basell Orlen Polyolefins sp. z o.o. of PLN 112m. If the recognition of the difference were eliminated, the increase in the Q1 2004 result compared with the analogous quarter of 2003 would amount to 106.1%.

Other Activities

Other activities	3 months ended Mar 31 2004 (unaudited data)		3 months ended Mar 31 2003 (unaudited data)		% change 3 months	
Results according to IFRS	PLNm	USDm	PLNm	PLNm	USDm	PLNm
Revenue, including:	397	104	395	101	0,5%	3,0%
Revenue on sales to third parties	175	46	121	31	44,6%	48,4%
Intra-company revenue	222	58	274	70	-19,0%	-17,1%
Cost and expenses	363	95	379	97	-4,2%	-2,1%
Result*	**34**	**9**	**16**	**4**		
Sales to third parties (thousand tonnes)	45		29		55,2%	

*) *The segment's operating result, net of the costs not attributed to any of the segments, incurred at the Group's level.*

In addition to the companies involved in the production of energy and provision of services to PKN ORLEN, the "other activities" segment includes a number of undertakings which were established as part of the restructuring process.

In Q1 2004, the segment generated a profit of PLN 34m. To compare, the result for the corresponding period of 2003 was a profit of PLN 16m. The improvement followed from a drop in the segment's expenses (by PLN 16m) and higher revenue (by PLN 2m).

Financial Review

Profit and Loss Account

The profit on sales for Q1 2004 was PLN 1,213m, and was higher by PLN 44m, or 3.8%, than the result reported for the analogous period of the previous year. It is attributable to the growth of sales revenue (an increase of PLN 1,363m) being higher than that of cost of sales (an increase of PLN 1,319m). A growth of sales to third parties was reported in all of the Group's segments, with the largest improvement seen in the refining (retail) segment, where the sales to third parties grew by PLN 860m (53.3%) and the refining (wholesale) segment, where the sales to third parties grew by PLN 379m (16.2%). The amount of revenue derived from the refining (retail) segment was essentially affected by the consolidation of sales of our companies in Germany. The Q1 2004 sales of our German operations stood at PLN 1,928m, while in Q1 2003, they were PLN 643m (these companies have been consolidated since March 1st 2003). The Q1 2004 sales to third parties in the petrochemicals segment grew by PLN 71m compared with the analogous period of 2003.

In the first quarter of 2004, the cost of sales grew by PLN 87m (19.1%) relative to Q1 2003, and stood at PLN 542m. The cost of sales of PKN ORLEN in Q1 2004 decreased by approximately PLN 20m, while in the case of German operations, they grew by PLN 79m in comparison with the corresponding quarter of the previous year. At the same time, in Q1 2004 the general administrative expenses fell by PLN 25m (12%) on Q1 2003, and stood at PLN 184m.

The profit on other operating activities in Q1 2004 stood at PLN 18m. In Q1 2003, as a result of recognising the difference in valuation of the PLN 112m contribution to Basell Orlen Polyolefins Sp. z o.o. under other operating income, the profit on other activities stood at PLN 85m.

Financial income in the first quarter of 2004 stood at PLN 119m, and grew by PLN 43m in comparison with Q1 2003, the reason being the recognition in the Q1 2004 financial income of the dividend paid Polkomtel SA, which was higher by PLN 21.7m. At the same time, the Group recorded a PLN 39m fall in financial expenses. As a result of these factors, the loss in this segment was PLN 5m in the first quarter of 2004, while in the analogous period of 2003, the Group's loss was PLN 87m.

The share of undertakings consolidated with the equity method in the financial result was PLN 17m in Q1 2004, relative to PLN 10m in Q1 2003.

In Q1 2004, the income tax was PLN 103m, which represents a PLN 49m decrease relative to the analogous period of the previous year.

The above factors produced a net profit for Q1 2004 at PLN 397m, up by PLN 42m (11.8%) on Q1 2003.

Balance Sheet

As at the end of the first quarter of 2004, the total assets amounted to PLN 17,656m, up by 3.0% relative to December 31st 2003. The fixed assets fell by PLN 31m (0.3%) in comparison with December 31st 2003, and amounted to PLN 10,684m, chiefly on the decrease in tangible fixed assets by PLN 50m in relation to their value as at December 31st 2003. As at the end of Q1 2004, the current assets grew from PLN 6,434m as at December 31st 2003, to PLN 6,972m. This was chiefly a result of the increase in trade debtors and other accounts receivable as well as stocks and short-term securities: by PLN 449m (17.9%), PLN 90m (2.9%) and PLN 55m (82.1%), respectively.

The shareholders' equity stood at PLN 9,894m as at the end of Q1 2004, up by PLN 1,384m, or 4.0%, in relation to the end of 2003. The main contributing item was a higher retained profit (PLN 397m). Long-term liabilities amounted to PLN 3,010m, and rose by PLN 265m in comparison with the end of 2003, chiefly due to an increase in liabilities on loans (by PLN 255m). On the other hand, short-term liabilities fell from PLN 4,467m as at December 31st 2003 to PLN 4,308m as at March 31st 2004, the main contributing factor being lower debt under loans (by PLN 436m), accompanied by growth in liabilities, accruals and deferred income (by PLN 210m). The Group's total debt (loans, borrowings, and securities) reached PLN 2,850m as at March 31st 2004, which means a drop by PLN 181m as compared with the end of 2003.

Cash Flow

The Q1 2004 net operating cash flow stood at PLN 604m, which means a PLN 348m increase relative to the analogous quarter of 2003, attributable mainly to lower dynamics of change in stocks (drop by PLN 96m in Q1 2004, while in the corresponding quarter of 2003 the drop was PLN 358m), and higher liabilities and accruals and deferred income (by PLN 353m, compared with the PLN 290m increase in Q1 2003).

Investment cash outflow amounted to PLN 360m in Q1 2004, down by PLN 313m on the corresponding quarter of the previous year. The Q1 2004 investment cash outflow was lower compared with the first quarter of 2003 chiefly due to the acquisition of the service stations in Germany (for PLN 419m).

In Q1 2004, the Group recorded a negative net financing cash flow of PLN 222m, while in the corresponding quarter of 2002 the cash inflow was PLN 900m. Such an amount of the outflow was attributable to the change in the amount of debt on loans and borrowings contracted by the Group. In the first quarter of 2004, the net outflow on contracted and repaid loans and borrowings stood at PLN 200m, while in Q1 2003 the inflow was PLN 933m.

The total cash at the end of Q1 2004 was PLN 584m, less by PLN 77m on the analogous period of 2003.

APPENDIX I

PKN ORLEN
CONSOLIDATED ABBREVIATED PROFIT AND LOSS ACCOUNTS
for the periods of 3 months
ending on March 31st 2004 and March 31st 2003
(PLNm)

ITEM	3 months ended Mar 31 2004 (unaudited data)	3 months ended Mar 31 2003 (unaudited data)	% change

Cost of sales	5,112	3,793	34.8%
Profit (loss) on sales	**1,213**	**1,169**	**3.8%**
Other operating income	52	188	**-72.3%**
Selling costs	542	455	19.1%
General and administrative expenses	184	209	-12.0%
Other operating expenses	34	103	-67.0%
Operating profit (loss)	**505**	**590**	**-14.4%**
Financial income	119	76	56.6%
Financial expenses	124	163	-23.9%
Share in profit (loss) of undertakings consolidated with equity method	17	10	70.0%
Pre-tax profit (loss)	**517**	**513**	**0.8%**
Corporate income tax	103	152	-32.2%
Net profit (loss)	414	361	14.7%
Profit (loss) attributable to minority interests	17	6	183.3%
Net profit (loss)	**397**	**355**	**11.8%**

APPENDIX II

PKN ORLEN

CONSOLIDATED ABBREVIATED BALANCE SHEETS
as at March 31st 2004 and December 31st 2003
(PLNm)

ITEM	Mar 31 2004 (unaudited)	Dec 31 2003	% change
ASSETS			
Fixed assets			
Tangible fixed assets	9,757	9,807	-0.5%
(Negative) goodwill	-267	-273	-2.2%
Intangible fixed assets	119	121	-1.7%
Financial assets	555	534	3.9%
Shares and equity interests in undertakings consolidated with equity method	490	493	-0.6%
Deferred tax assets	14	15	-6.7%
Other fixed assets	16	18	-11.1%
Total fixed assets	**10,684**	**10,715**	-0.3%
Current assets			
Stocks	3,148	3,058	2.9%
Trade debtors and other accounts receivable	2,962	2,513	17.9%
Taxes receivable	8	65	-87.7%
Short-term securities	122	67	82.1%
Prepayments	78	80	-2.5%
Cash and cash equivalents	584	562	3.9%
Other financial assets	70	89	-21.3%
Total current assets	**6,972**	**6,434**	8.4%
Total assets	**17,656**	**17,149**	3.0%
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity			
Share capital	534	534	0.0%
Reserve funds	1,359	1,359	0.0%
Revaluation capital reserve	839	856	-2.0%
Currency-translation differences on subsidiary undertakings	66	62	6.5%
(Accumulated loss)/retained profit brought forward	7,096	6,699	5.9%
Total shareholders' equity	**9,894**	**9,510**	4.0%
Minority interests	**444**	**427**	4.0%
Long-term liabilities			
Loans and borrowings	2,091	1,836	13.9%
Provisions	615	616	-0.2%
Deferred income tax provisions	304	293	3.8%
Total long-term liabilities	**3,010**	**2,745**	9.7%
Short-term liabilities			
Liabilities and accrued expenses	3,441	3,231	6.5%

Corporate income tax payable	53	-	
Loans and borrowings	759	1,195	-36.5%
Deferred income	18	14	28.6%
Other financial liabilities	37	27	37.0%
Total short-term liabilities	**4,308**	**4,467**	-3.6%
Total shareholders' equity and liabilities	**17,656**	**17,149**	3.0%

APPENDIX III

PKN ORLEN
CONSOLIDATED ABBREVIATED
CASH FLOW STATEMENTS
for the periods of 3 months
ending on March 31st 2004 and March 31st 2003

(PLNm)

ITEM	3 months ended Mar 31 2004 (unaudited data)	3 months ended Mar 31 2003 (unaudited data)	Change
Net operating cash flow			
Net profit (loss)	**397**	**355**	**42**
Total adjustments:			
Profit (loss) attributable to minority interests	17	6	11
Share in profit (loss) of undertakings consolidated with equity method	-17	-10	-7
Depreciation and amortisation	304	303	1
Net dividends and interest	-47	-14	-33
Corporate income tax as disclosed in profit and loss account	103	152	-49
(Profit) loss on investment activities	13	0	13
Decrease / (increase) in accounts receivable	-394	-366	-28
Decrease / (increase) in stocks	-96	-358	262
(Decrease) / increase in liabilities and accrued expenses	353	290	63
(Decrease) / increase in provisions	1	-13	14
Other adjustments	24	-23	47
Corporate income tax paid	-54	-66	12
Net operating cash	**604**	**256**	**348**
Investing cash flow			
Acquisition of intangible and tangible fixed assets	-322	-233	-89
Disposal of tangible fixed assets	22	4	18
Disposal of assets available for sale		2	-2
Acquisition of assets available for sale	-11	-22	11
Acquisition of businesses in Germany less total acquired cash and cash equivalents		-419	419
Purchase of short-term securities	-283	-13	-270
Disposal of short-term securities	229	8	221
Dividends and interest received	3	1	2
Loans/borrowings advanced/repaid	0	0	0

Other	2	-1	3
Net investing cash outflow	**-360**	**-673**	**313**

Financing cash flow			
Increase in long- and short-term loans and borrowings	597	1 542	-945
Decrease in long- and short-term loans and borrowings	-797	-609	-188
Interest paid	-19	-32	13
Other	-3	-1	-2
Net financing cash inflow/(outflow)	**-222**	**900**	**-1 122**

Change in net cash	**22**	**483**	**-461**
Cash at beginning of period	**562**	**178**	**384**
Cash at end of period	**584**	**661**	**-77**

APPENDIX IV

PKN ORLEN
KEY FINANCIAL DATA BY BUSINESS SEGMENTS
for the periods of 3 months
ending on March 31st 2004 and March 31st 2003
(PLNm)

ITEM	3 months ended Mar 31 2004 (unaudited data)	3 months ended Mar 31 2003 (unaudited data)	% change
REVENUE ON SALES TO THIRD PARTIES[1]			
Refining (production + wholesale)	2,724	2,346	16.2%
Refining (retail)	2,473	1,613	53.3%
Petrochemicals	953	882	8.0%
Other activities	175	121	44.6%
TOTAL	**6,325**	**4,962**	**27.5%**
FINANCIAL RESULT[2]			
Refining (production + wholesale)	424	501	-15.4%
Refining (retail)	-19	-24	-20.8%
Petrochemicals	202	210	-3.8%
Other activities	34	16	112.5%
Exclusions	-2	0	-
Total of non-attributed items	-134	-113	18.6%
TOTAL	**505**	**590**	**-14.4%**
EXPENDITURE ON FIXED ASSETS			
Refining (production + wholesale)	49	105	-53.3%
Refining (retail)	47	29	62.1%
Petrochemicals	148	62	138.7%
Other activities	14	10	40.0%
Total of non-attributed items	4	6	-33.3%
TOTAL	**262**	**212**	**23.6%**
DEPRECIATION AND AMORTISATION			
Refining (production + wholesale)	165	164	0.6%
Refining (retail)	44	29	51.7%
Petrochemicals	57	64	-10.9%
Other activities	37	44	-15.9%
Total of non-attributed items	9	9	0.0%
TOTAL	**312**	**310**	**0.6%**

1. Revenue on sales to third parties represents exclusively sales to undertakings outside of the ORLEN Group.

2. Financial result comprises revenue on sales to third parties and transfer to other segments.

APPENDIX V

PKN ORLEN

KEY OPERATING DATA

for the periods of 3 months
ending on March 31st 2004 and March 31st 2003
(tonnes)

ITEM	3 months ended Mar 31 2004	3 months ended Mar 31 2003	% change
CRUDE OIL THROUGHPUT ('000 tonnes)	**2,920**	**3,013**	**-3.1%**
REFINERY OUTPUT			
Gasoline	620,683	696,550	-10.9%
Diesel fuel	778,333	686,378	13.4%
Fuel oil (III)	120,602	181,356	-33.5%
Ekoterm	442,312	477,597	-7.4%
Jet A-1	47,237	43,642	8.2%
LPG	47,084	62,451	-24.6%
Other refining products	201,163	239,956	-16.2%
TOTAL	**2,257,414**	**2,387,930**	**-5.5%**
SALES OF REFINING PRODUCTS			
Gasoline	831,219	698,485	19.0%
Diesel fuel	868,879	706,714	22.9%
Fuel oil (III)	123,478	158,493	-22.1%
Ekoterm	484,364	440,092	10.1%
Jet A-1	53,496	50,306	6.3%
LPG	69,670	73,649	-5.4%
Other refining products	253,769	269,229	-5.7%
TOTAL	**2,684,875**	**2,396,968**	**12.0%**
PETROCHEMICAL OUTPUT			
Polyethylene	0	26,948	-100.0%
Polypropylene	0	25,104	-100.0%
Ethylene	43,205	17,304	149.7%
Glycol	27,437	28,499	-3.7%
Propylene	56,618	32,776	72.7%
Ammonium nitrate	118,837	99,800	19.1%
CANWIL	81,097	75,193	7.9%
Polyvinyl chloride (PVC)	60,165	52,782	14.0%
Other petrochemical products	167,677	168,354	-0.4%
TOTAL	**555,036**	**526,760**	**5.4%**
SALES OF PETROCHEMICAL PRODUCTS			
Polyethylene	9,367	29,953	-68.7%

Polypropylene	7,570	30,612	-75.3%
Ethylene	43,828	18,863	132.3%
Glycol	25,709	28,762	-10.6%
Propylene	56,826	34,230	66.0%
Ammonium nitrate	129,381	140,190	-7.7%
CANWIL	87,104	94,337	-7.7%
Polyvinyl chloride (PVC)	59,067	56,711	4.2%
Other petrochemical products	157,191	163,856	-4.1%
TOTAL	**576,043**	**597,514**	**-3.6%**

APPENDIX VI

PKN ORLEN

SALES OF MAIN PRODUCTS

for the periods of 3 months

ending on March 31st 2004 and March 31st 2003

(tonnes)

Sales of light products in the ORLEN Group (by volume)	3 months ended Mar 31 2004	3 months ended Mar 31 2003	% change
Wholesale of main light products, including:	**1,511,496**	**1,280,035**	**18.1%**
Gasoline	393,614	327,925	20.0%
Diesel fuel	580,204	466,341	24.4%
Jet A-1	53,496	50,306	6.3%
Ekoterm	484,182	435,463	11.2%
Retail sales of engine fuels, including:	**751,579**	**632,249**	**18.9%**
Gasoline	437,605	370,560	18.1%
Diesel fuel	288,675	240,373	20.1%
LPG	25,299	21,316	18.7%
Total sales of fuels, including:	**2,307,628**	**1,969,246**	**17.2%**
Engine fuels	1,823,264	1,529,154	19.2%

END

Close

Financial Highlights

ORLEN Group	3 months ended Mar 31 2004 (unaudited data)		3 months ended Mar 31 2003 (unaudited data)		% change	
Results according to IFRS	**PLNm**	**USDm**	**PLNm**	**USDm**	**PLNm**	**USDm**
Sales revenue	6,325	1,655	4,962	1,272	27.5%	30.1%
EBITDA[2]	817	214	900	231	-9.2%	-7.4%
Operating profit/(loss)	505	132	590	151	-14.4%	-12.6%
Financial expenses	124	32	163	42	-23.9%	-23.8%
Net profit (loss)	397	104	355	91	11.8%	14.3%
Net profit (loss) according to LIFO method	305	80	205	53	48.8%	50.9%
Operating cash flow	604	158	256	66	135.9%	139.4%

1) The following average exchange rates were used for the conversion of the amounts denominated in USD: Q1 2003:PLN 3.9017, Q1 2004:PLN 3.8211.
2) EBITDA = OPERATING PROFIT + AMORTISATION/DEPRECIATION

- **Refining (Production + Wholesale):** Q1 2004 saw a decrease in the segment's financial result, which fell by 15.4% in comparison with Q1 2003; the decrease was due to such factors as lower crack margins on diesel fuel and Ekoterm.
- **Refining (Retail):** Reduction of the loss by PLN 5m in Q1 2004 as compared with Q1 2003, resulting mainly from an increase in the unit diesel margins and the non-fuel margin.
- **Petrochemicals:** Q1 2004 saw a slight decrease in the segment's financial result relative to the analogous quarter of the previous year (down by 3.8%). A significant portion of the segment's Q1 2003 result is attributable to the recognition of the difference from the valuation of a contribution in kind made to Basell Orlen Polyolefins sp. z o.o. of PLN 112m. Once this factor is eliminated, an increase in the segment's Q1 2004 financial result relative to the analogous quarter of the previous year reached 106.1% (growth in demand for petrochemical products, mainly fertilizers and polyvinyl chloride – Anwil SA).
- **Other Activities:** An 0.5% increase in revenue and concurrent decrease in the segment's costs by 4.2% had a positive impact on its financial result. In Q1 2004, a profit of PLN 34m was recorded, versus a PLN 16m profit in Q1 2003.
- **Inland Premium:** Q1 2004 saw a PLN 21m (or 25.6%) increase in the inland premium in relation to Q1 2003, following from an increase in the volume of light product sales.
- **Profit on Sales:** A 3.8% increase in the profit on sales in Q1 2004 in relation to Q1 2003, attributable mainly to efficiency-improvement measures and positive market trends in all segments of the Group.
- **Net Profit:** The Q1 2004 net profit stood at PLN 397m, having grown by 42m (or 11.8%) relative to the profit for Q1 2003; the growth was driven mainly by a high profit on sales and financial activities.
- **Net Operating Cash Flow:** A PLN 348m increase in the funds generated in Q1 2004 compared with Q1 2003.
- **CAPEX:** Growth of CAPEX by PLN 50m in Q1 2004 over Q1 2003, the main contributing factor being intensified execution of investment projects, mainly in the petrochemicals segment.
- **Operating Expenses Reduction Programme:** Reduction of the expenses provided for in the programme by PLN 143m in Q1 2004, which translated into an operating result of PLN 114m.

Mr Jacek Strzelecki, Vice-President, Economic and Financial Director – *In the past quarter, sizeable uncertainty and stronger demand for crude oil and refinery products prevailed on fuel markets to usher in rising crude prices and upward-bound margins on individual products. Amidst such circumstances, PKN ORLEN's sales people and planners focused on harnessing the positive market conditions by intensifying sales and fine-tuning the Company's pricing policy to optimise the refining margin. These efforts bore fruit as reflected in the relevant items of the disclosed profit and loss account for the first quarter of 2004.*

In view of the fact that last year the weighted-average crack margin was 27% higher and PLN 112m (before taxes) was contributed to Basell ORLEN Polyolefins, our operating profit (PLN 505m) and after-tax profit (PLN 397m) reported for the first quarter of 2004 are truly satisfying.

Without a doubt, the operating loss (PLN 20m) of ORLEN Deutschland may disquiet investors. It is a direct offspring of a steep drop (of EUR 0.011 – representing a more than 20% drop in relation to the 2003 average) in the German retail margins. In the past quarter, the German market saw its margins begin to rebound. Thus, we believe that our financial performance will be improved in relation to the figures recorded last year. However, the economic consequences of the transaction in Germany entail more than just the result of ORLEN Deutschland. PKN ORLEN recorded more than EUR 10m in additional margin on SWAP transactions concluded with international concerns (BP, Shell) for the supply of fuels to their Polish networks and our network in Germany.

Clearly, the comprehensive Operating Expenses Reduction Programme initiated last year is one of the key processes shaping PKN ORLEN's economics. Though the cost-cutting programme was developed and initiated in 2003, this year is decisive to its success as a whole. For the first time, the effects of the proposed cost-cutting initiatives were reflected in the budgets of the individual segments and in the management incentive system. Looking at the effects of the Programme (an over PLN 114m impact on our operating profit in Q1 2004), it seems that this step was what the entire project needed to achieve the necessary critical mass and materially downsize the risk of failure.

In addition to the cost reduction initiatives, the programme for the increase of the Company's value includes a number of other projects aiming at enhancing efficiency or optimising our activities in particular areas. The projects of comprehensive margin optimisation and retail price centralisation, currently underway, serve to implement integrated systems of management of refining margins and retail prices at PKN ORLEN, based on the world's best practice. As a result, are able to gradually enhance the efficiency of our sales policy, maximise the margin and fully utilise the available throughput capacity. The effectiveness of these programmes in wholesale is soon to be supplemented with regional prices and a professional customer relationship management system (CRM). The success of the Company value increase programme depends greatly on the processes of restructuring the retail network, intended to trigger a significant growth of both the fuel sales efficiency and the non-fuel margin. In addition to the initiatives undertaken within PKN ORLEN itself, we are also intensifying the restructuring and disinvestment processes related to the Group companies.

All of these efforts are coordinated through the Value Based Management programme (VBM), a priority for PKN ORLEN. The programme's pivotal element is the implementation of a strategic management system based on the strategic score card. Under the VBM programme, we are also preparing a new budgeting process to make the entire procedure more flexible and to turn it into an effective tool for executing strategic goals. To prevent the value creation strategy from becoming a set of meaningless declarations, we expect to support it by

implementing an evaluation and incentive scheme for the management, based on the strategic core cards and compliant with the MBO philosophy. This process is to be supported by an IT system, which will also allow the staff participating in the MBO programme to monitor the objectives and degree of their completion.

The past quarter was also one of hard work of a large team of PKN employees and external advisors, committed to preparing a bid for the purchase of a 62.99% equity interest in UNIPETROL, a.s., a company in the Czech oil sector; acquisition of debts of Česká konsolidační agentura ("ČKA") outstanding towards undertakings directly or indirectly owned by UNIPETROL; as well as purchase of a 9.76% equity interest in SPOLANA, a.s. currently owned by ČKA. On April 23rd 2004, PKN ORLEN submitted the bid for these assets – approximately CZK 11.3bn for 62.99% of UNIPETROL shares, CZK 1m for 9.76% SPOLANA shares owned by ČKA, and approximately CZK 1.7bn for ČKA's debts. On April 29th 2004 we were informed that our bid had been selected by the Czech government.

The key challenge for PKN ORLEN in the segment which I oversee will be to secure the financing necessary for the transaction. A large portion of the funds is already secured under existing credit lines. The remainder will have to be contracted in line with the payment schedule. Offers for the provision of support in the servicing of this transaction have already been made by banks.

Financials by Area of Activity

Market Overview

In the first quarter of 2004, the average price of Brent oil stood at USD 32.05/bbl, having gone up by USD 0.53/bbl (1.7%) in relation to the analogous period of the previous year. During the first three months of 2004, the average market price of gasoline was USD 343.66/t (a 7.4% increase over Q1 2003). In the same period, a fall was recorded in the market prices of diesel fuel and Ekoterm, by USD 16.29/t and USD 17.49/t, respectively (or by 5.0% and 5.8%). The crack margins for gasoline increased by 23.9% relative to the analogous period of the previous year, while in the case of diesel fuel and light fuel oil, they fell by 23.1% and 34.1%, respectively). There was a reduction in the level of refining margins as calculated based on Brent prices quoted in Western Europe (PVM report), from USD 4.79/bbl in Q1 2003 to USD 3.76/bbl in Q1 2004. The U.S. dollar weakened further against the Polish currency by 2.1% (from PLN 3.9017/USD 1 in Q1 2003 to PLN 3.8211/USD 1 in Q1 2004), while the euro strengthened by 14.0% (rise in the average exchange rate from PLN 4.1880/EUR 1 in Q1 2003 to PLN 4.7755/EUR 1 in Q1 2004).

According to the GUS (National Statistics Office) data, in March 2004 consumer prices were up by 0.3%. The growth of prices in January – March 2004 continued at a level similar to the analogous period of 2003 (0.8%). The average annualised dynamics of consumer prices strengthened (1.7% in 2004 vs. 1.6% in 2003). Transport prices in Q1 2004 were up on the analogous period of 2003 by 2.6%, chiefly due to an increase in the prices of fuel for private vehicles (3.1%).

The first quarter of 2004 saw a consolidation of the growth trend seen in 2003. The industrial production grew by 19.1% relative to the analogous period of 2003. The sectors greatly contributing to the total industrial production included manufacturers of mechanical vehicles, trailers and semi-trailers whose output increased significantly.

Based on the data provided by Samar, 98,200 new vehicles were sold in Poland in Q1 2004 (22.5% up on Q1 2003), which was mainly a result of cancellation of the tax relief for companies, effective as of May 1st 2004, and the anticipated increase in car prices following Poland's accession to the European Union.

Fuel consumption in Poland is estimated to have grown in Q1 2004 by approximately 6% relative to the analogous period of 2003. PKN Orlen's estimated share in domestic consumption of liquid fuels amounted to 60.8% in the case of gasolines, 52.1% in the case of diesel fuel, and 56.7% in the case of Ekoterm.

Refining Segment (Production + Wholesale)

Refining Segment (Production + Wholesale)	3 months ended Mar 31 2004 (unaudited data)		3 months ended Mar 31 2003 (unaudited data)		% change 3 months	
Results according to IFRS	**PLNm**	**USDm**	**PLNm**	**USDm**	**PLNm**	**USDm**
Revenue, including:	3,958	1,036	3,942	1,010	0.4%	2.6%
Revenue on sales to third parties	2,724	713	2,346	601	16.1%	18.6%
Intra-company revenue *	1,234	323	1,596	409	-22.7%	-21.0%
Cost and expenses	3,534	991	3,441	882	2.7%	12.4%
Result **	**424**	**46**	**501**	**128**	**-15.4%**	**-64.1%**
Sales to third parties (thousand tonnes)***	1,933		1,762		9.7%	
Sales of products to third parties (thousand tonnes)	1,933		1,760		9.8%	

* *Revenue includes transfers to the retail segment in the amount of: Q1 2003: PLN 762m; Q1 2004: PLN 538m.*

** *The segment's operating result, net of the costs not attributed to any of the segments, incurred at the Group's level.*

*** *Products including crude oil.*

The Q1 2004 result in refining was PLN 424m, down from PLN 501m in the analogous period of 2003. The decrease was caused by higher cost in the segment (up by 2.7%), while the total revenue of the segment grew only by 0.4%. The revenue and cost of the segment were largely affected by the inclusion in the segment in Q1 2004 some of the German operations (more than PLN 450m both in revenue and in cost) and ORLEN Petrocentrum Sp. z o.o. (more than PLN 233m both in revenue and in cost). In the previous year, these companies were entirely included in the Refining Segment (Retail). The decision to split operations followed form a higher share of wholesale in these companies' total sales. The sales revenue was also affected by a reduction in prices of diesel and light fuel oil in Q1 2004 in relation to the corresponding period of 2003, by 5.0% and 5.8%, respectively (the increase in prices in 2003 was a result of the war in Iraq). The decrease in prices was accompanied by reduction of crack margins on these products (23.1% for diesel fuel and 34.1% for Ekoterm).

In Q1 2004, the volume of diesel fuel and gasoline sold to third parties grew by 24.4% and 20.0%, respectively, in comparison with Q1 2003. The sales volume of light products was up by 18.1% in aggregate. The growth in the sales volume of gasolines and diesel fuel was caused, among other factors, by inclusion of some of the German operations in the segment in Q1 2004 and larger consumption of gasolines and diesel in Poland (the increase was 3.1% and 13.3%, respectively, in relation to Q1 2003).

The Q1 2004 result of the segment computed in accordance with the LIFO method would be lower by PLN 92m (PLN 332m), while in the corresponding period of 2003 it would be lower by PLN 150m (PLN 351m).

Refining (Retail)

Refining (Retail)	3 months ended Mar 31 2004 (unaudited data)		3 months ended Mar 31 2003 (unaudited data)		% change 3 months	
Results according to IFRS	**PLNm**	**USDm**	**PLNm**	**PLNm**	**USDm**	**PLNm**
Revenue, including:	2,478	649	1,695	435	46.2%	49.2%
Revenue on sales to third parties	2,473	648	1,613	414	53.3%	56.2%
Intra-company revenue	5	1	82	21	-93.9%	
Cost and expenses	2,497	654	1,719	441	45.3%	48.3%
Result*	**-19**	**-5**	**-24**	**-6**		
Sales to third parties (thousand tonnes)	753		637		18.2%	

* *The segment's operating result, net of the costs not attributed to any of the segments, incurred at the Group's level.*

The segment's revenue in the first quarter of 2004 rose by PLN 783m (46.2%) in comparison with the first quarter of 2003, while the cost and expenses increased by PLN 778m (45.3%). The higher revenue is attributable to the growth in sales volume (18.2%), mainly due to the consolidation of our German operations for the whole of Q1 2004. The revenue on sales of the German companies in Q1 2004 and attributed to this segment was PLN 1,476m, up from PLN 643m in March 2003.

Based on restated figures (elimination of the effect of the German operations: 252 thousand tonnes in Q1 2004 and 130 thousand tonnes in March 2003), there was a minor decrease in retail sales by 7 thousand tonnes, i.e. 1.4%.

In Q1 2004, as compared with Q1 2003, PKN ORLEN's unit retail margins on diesel fuel increased by 16.2%, and the margins on gasolines did not change significantly. At the same time, the non-fuel margin at rose by 10.3%. The Group's sales revenue on non-fuel goods stood at PLN 180m in Q1 2004, which means a 6.5% growth on the analogous period of 2003.

A further rise (by 37% on Q1 2003) was seen in the volume of retail fuel sales under the FLOTA loyalty programme, attributable to a range of promotional activities organised by PKN ORLEN. At the same time, the share of retail sales of fuel under the VITAY programme in the total retail sales of fuel shrank slightly – by 4.5 pp. The factors described above brought the segment's loss down to PLN 19m in Q1 2004, which is an improvement of PLN 5m relative to Q1 2003, when it amounted to PLN 24m. The operations in Germany generated an operating loss of PLN 25m in Q1 2004, while in Q1 2003 the German companies achieved an operating profit of PLN 1m.

Petrochemicals

Petrochemicals	3 months ended Mar 31 2004 (unaudited data)		3 months ended Mar 31 2003 (unaudited data)		% change 3 months	
Results according to IFRS	**PLNm**	**USDm**	**PLNm**	**USDm**	**PLNm**	**USDm**
Revenue, including:	1,270	333	1,257	322	1.0%	3.4%
Revenue on sales to third parties	953	250	882	226	8.0%	10.6%
Intra-company revenue	317	83	375	96	-15.5%	-13.5%
Costs and expenses	1,068	280	1,047	268	2.0%	4.5%
Result*	**202**	**53**	**210**	**54**	**-3.8%**	**-1.9%**
Sales to third parties (thousand tonnes)	576		598		-3.7%	

**)* *The segment's operating result, net of the costs not attributed to any of the segments, incurred at the Group's level.*

The segment's result for Q1 2004 was PLN 202m, while in the corresponding quarter of 2003 it stood at PLN 210m. The revenue on petrochemicals was higher by PLN 13m (up by 1.0%). Despite the lower volume of sales to third parties (drop by 3.7%), its value went up by 8.0% (PLN 71m), which was attributable to improved demand for petrochemicals, chiefly for the products of ANWIL SA. Compared with Q1 2003, Q1 2004 sales of polyvinyl chloride rose by 4.2% (2.4 thousand tonnes) in terms of volume, while their value was higher by 27.3% (PLN 38m). At the same time, the sales of ammonium nitrate fell by 7.7% (11 thousand tonnes), while their value increased by 4.4% (PLN 3m). ANWIL SA's operating profit in Q1 2004 amounted to PLN 67.6m, relative to PLN 16.2m in Q1 2003. The company's good performance was driven by the high euro exchange rate, accompanied by peak demand on global markets and stronger demand on the fertilisers market.

A major part of the segment's result in Q1 2003 was attributable to the recognition of the difference on the valuation of the contribution to Basell Orlen Polyolefins sp. z o.o. of PLN 112m. If the recognition of the difference were eliminated, the increase in the Q1 2004 result compared with the analogous quarter of 2003 would amount to 106.1%.

Other Activities

Other activities	3 months ended Mar 31 2004 (unaudited data)		3 months ended Mar 31 2003 (unaudited data)		% change 3 months	
Results according to IFRS	**PLNm**	**USDm**	**PLNm**	**PLNm**	**USDm**	**PLNm**
Revenue, including:	397	104	395	101	0,5%	3,0%
Revenue on sales to third parties	175	46	121	31	44,6%	48,4%
Intra-company revenue	222	58	274	70	-19,0%	-17,1%
Cost and expenses	363	95	379	97	-4,2%	-2,1%
Result*	**34**	**9**	**16**	**4**		
Sales to third parties (thousand tonnes)	45		29		55,2%	

*) *The segment's operating result, net of the costs not attributed to any of the segments, incurred at the Group's level.*

In addition to the companies involved in the production of energy and provision of services to PKN ORLEN, the "other activities" segment includes a number of undertakings which were established as part of the restructuring process.

In Q1 2004, the segment generated a profit of PLN 34m. To compare, the result for the corresponding period of 2003 was a profit of PLN 16m. The improvement followed from a drop in the segment's expenses (by PLN 16m) and higher revenue (by PLN 2m).

Financial Review

Profit and Loss Account

The profit on sales for Q1 2004 was PLN 1,213m, and was higher by PLN 44m, or 3.8%, than the result reported for the analogous period of the previous year. It is attributable to the growth of sales revenue (an increase of PLN 1,363m) being higher than that of cost of sales (an increase of PLN 1,319m). A growth of sales to third parties was reported in all of the Group's segments, with the largest improvement seen in the refining (retail) segment, where the sales to third parties grew by PLN 860m (53.3%) and the refining (wholesale) segment, where the sales to third parties grew by PLN 379m (16.2%). The amount of revenue derived from the refining (retail) segment was essentially affected by the consolidation of sales of our companies in Germany. The Q1 2004 sales of our German operations stood at PLN 1,928m, while in Q1 2003, they were PLN 643m (these companies have been consolidated since March 1st 2003). The Q1 2004 sales to third parties in the petrochemicals segment grew by PLN 71m compared with the analogous period of 2003.

In the first quarter of 2004, the cost of sales grew by PLN 87m (19.1%) relative to Q1 2003, and stood at PLN 542m. The cost of sales of PKN ORLEN in Q1 2004 decreased by approximately PLN 20m, while in the case of German operations, they grew by PLN 79m in comparison with the corresponding quarter of the previous year. At the same time, in Q1 2004 the general administrative expenses fell by PLN 25m (12%) on Q1 2003, and stood at PLN 184m.

The profit on other operating activities in Q1 2004 stood at PLN 18m. In Q1 2003, as a result of recognising the difference in valuation of the PLN 112m contribution to Basell Orlen Polyolefins Sp. z o.o. under other operating income, the profit on other activities stood at PLN 85m.

Financial income in the first quarter of 2004 stood at PLN 119m, and grew by PLN 43m in comparison with Q1 2003, the reason being the recognition in the Q1 2004 financial income of the dividend paid Polkomtel SA, which was higher by PLN 21.7m. At the same time, the Group recorded a PLN 39m fall in financial expenses. As a result of these factors, the loss in this segment was PLN 5m in the first quarter of 2004, while in the analogous period of 2003, the Group's loss was PLN 87m.

The share of undertakings consolidated with the equity method in the financial result was PLN 17m in Q1 2004, relative to PLN 10m in Q1 2003.

In Q1 2004, the income tax was PLN 103m, which represents a PLN 49m decrease relative to the analogous period of the previous year.

The above factors produced a net profit for Q1 2004 at PLN 397m, up by PLN 42m (11.8%) on Q1 2003.

Balance Sheet

As at the end of the first quarter of 2004, the total assets amounted to PLN 17,656m, up by 3.0% relative to December 31st 2003. The fixed assets fell by PLN 31m (0.3%) in comparison with December 31st 2003, and amounted to PLN 10,684m, chiefly on the decrease in tangible fixed assets by PLN 50m in relation to their value as at December 31st 2003. As at the end of Q1 2004, the current assets grew from PLN 6,434m as at December 31st 2003, to PLN 6,972m. This was chiefly a result of the increase in trade debtors and other accounts receivable as well as stocks and short-term securities: by PLN 449m (17.9%), PLN 90m (2.9%) and PLN 55m (82.1%), respectively.

The shareholders' equity stood at PLN 9,894m as at the end of Q1 2004, up by PLN 1,384m, or 4.0%, in relation to the end of 2003. The main contributing item was a higher retained profit (PLN 397m). Long-term liabilities amounted to PLN 3,010m, and rose by PLN 265m in comparison with the end of 2003, chiefly due to an increase in liabilities on loans (by PLN 255m). On the other hand, short-term liabilities fell from PLN 4,467m as at December 31st 2003 to PLN 4,308m as at March 31st 2004, the main contributing factor being lower debt under loans (by PLN 436m), accompanied by growth in liabilities, accruals and deferred income (by PLN 210m). The Group's total debt (loans, borrowings, and securities) reached PLN 2,850m as at March 31st 2004, which means a drop by PLN 181m as compared with the end of 2003.

Cash Flow

The Q1 2004 net operating cash flow stood at PLN 604m, which means a PLN 348m increase relative to the analogous quarter of 2003, attributable mainly to lower dynamics of change in stocks (drop by PLN 96m in Q1 2004, while in the corresponding quarter of 2003 the drop was PLN 358m), and higher liabilities and accruals and deferred income (by PLN 353m, compared with the PLN 290m increase in Q1 2003).

Investment cash outflow amounted to PLN 360m in Q1 2004, down by PLN 313m on the corresponding quarter of the previous year. The Q1 2004 investment cash outflow was lower compared with the first quarter of 2003 chiefly due to the acquisition of the service stations in Germany (for PLN 419m).

In Q1 2004, the Group recorded a negative net financing cash flow of PLN 222m, while in the corresponding quarter of 2002 the cash inflow was PLN 900m. Such an amount of the outflow was attributable to the change in the amount of debt on loans and borrowings contracted by the Group. In the first quarter of 2004, the net outflow on contracted and repaid loans and borrowings stood at PLN 200m, while in Q1 2003 the inflow was PLN 933m. The total cash at the end of Q1 2004 was PLN 584m, less by PLN 77m on the analogous period of 2003.

APPENDIX I

PKN ORLEN
CONSOLIDATED ABBREVIATED PROFIT AND LOSS ACCOUNTS
for the periods of 3 months ending on March 31st 2004 and March 31st 2003

(PLNm)

ITEM	3 months ended Mar 31 2004 (unaudited data)	3 months ended Mar 31 2003 (unaudited data)	% change
Sales revenue	6,325	4,962	27.5%
Cost of sales	5,112	3,793	34.8%
Profit (loss) on sales	**1,213**	**1,169**	**3.8%**
Other operating income	52	188	-72.3%
Selling costs	542	455	19.1%
General and administrative expenses	184	209	-12.0%
Other operating expenses	34	103	-67.0%
Operating profit (loss)	**505**	**590**	**-14.4%**
Financial income	119	76	56.6%
Financial expenses	124	163	-23.9%
Share in profit (loss) of undertakings consolidated with equity method	17	10	70.0%
Pre-tax profit (loss)	**517**	**513**	**0.8%**
Corporate income tax	103	152	-32.2%
Net profit (loss)	414	361	14.7%
Profit (loss) attributable to minority interests	17	6	183.3%
Net profit (loss)	**397**	**355**	**11.8%**

APPENDIX II

PKN ORLEN
CONSOLIDATED ABBREVIATED BALANCE SHEETS
as at March 31st 2004 and December 31st 2003
(PLNm)

ITEM	Mar 31 2004 (unaudited)	Dec 31 2003	% change
ASSETS			
Fixed assets			
Tangible fixed assets	9,757	9,807	-0.5%
(Negative) goodwill	-267	-273	-2.2%
Intangible fixed assets	119	121	-1.7%
Financial assets	555	534	3.9%
Shares and equity interests in undertakings consolidated with equity method	490	493	-0.6%
Deferred tax assets	14	15	-6.7%
Other fixed assets	16	18	-11.1%
Total fixed assets	**10,684**	**10,715**	-0.3%
Current assets			
Stocks	3,148	3,058	2.9%
Trade debtors and other accounts receivable	2,962	2,513	17.9%
Taxes receivable	8	65	-87.7%
Short-term securities	122	67	82.1%
Prepayments	78	80	-2.5%
Cash and cash equivalents	584	562	3.9%
Other financial assets	70	89	-21.3%
Total current assets	**6,972**	**6,434**	8.4%
Total assets	**17,656**	**17,149**	3.0%
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity			
Share capital	534	534	0.0%
Reserve funds	1,359	1,359	0.0%
Revaluation capital reserve	839	856	-2.0%
Currency-translation differences on subsidiary undertakings	66	62	6.5%
(Accumulated loss)/retained profit brought forward	7,096	6,699	5.9%
Total shareholders' equity	**9,894**	**9,510**	4.0%
Minority interests	**444**	**427**	4.0%
Long-term liabilities			
Loans and borrowings	2,091	1,836	13.9%
Provisions	615	616	-0.2%
Deferred income tax provisions	304	293	3.8%
Total long-term liabilities	**3,010**	**2,745**	9.7%
Short-term liabilities			
Liabilities and accrued expenses	3,441	3,231	6.5%
Corporate income tax payable	53	-	
Loans and borrowings	759	1,195	-36.5%
Deferred income	18	14	28.6%
Other financial liabilities	37	27	37.0%
Total short-term liabilities	**4,308**	**4,467**	-3.6%
Total shareholders' equity and liabilities	**17,656**	**17,149**	3.0%

APPENDIX III

PKN ORLEN
CONSOLIDATED ABBREVIATED CASH FLOW STATEMENTS
for the periods of 3 months ending on March 31st 2004 and March 31st 2003

(PLNm)

ITEM	3 months ended Mar 31 2004 (unaudited data)	3 months ended Mar 31 2003 (unaudited data)	Change
Net operating cash flow			
Net profit (loss)	**397**	**355**	**42**
Total adjustments:			
Profit (loss) attributable to minority interests	17	6	11
Share in profit (loss) of undertakings consolidated with equity method	-17	-10	-7
Depreciation and amortisation	304	303	1
Net dividends and interest	-47	-14	-33
Corporate income tax as disclosed in profit and loss account	103	152	-49
(Profit) loss on investment activities	13	0	13
Decrease / (increase) in accounts receivable	-394	-366	-28
Decrease / (increase) in stocks	-96	-358	262
(Decrease) / increase in liabilities and accrued expenses	353	290	63
(Decrease) / increase in provisions	1	-13	14
Other adjustments	24	-23	47
Corporate income tax paid	-54	-66	12
Net operating cash	**604**	**256**	**348**
Investing cash flow			
Acquisition of intangible and tangible fixed assets	-322	-233	-89
Disposal of tangible fixed assets	22	4	18
Disposal of assets available for sale		2	-2
Acquisition of assets available for sale	-11	-22	11
Acquisition of businesses in Germany less total acquired cash and cash equivalents		-419	419
Purchase of short-term securities	-283	-13	-270
Disposal of short-term securities	229	8	221
Dividends and interest received	3	1	2
Loans/borrowings advanced/repaid	0	0	0
Other	2	-1	3
Net investing cash outflow	**-360**	**-673**	**313**

Financing cash flow			
Increase in long- and short-term loans and borrowings	597	1 542	-945
Decrease in long- and short-term loans and borrowings	-797	-609	-188
Interest paid	-19	-32	13
Other	-3	-1	-2
Net financing cash inflow/(outflow)	**-222**	**900**	**-1 122**
Change in net cash	**22**	**483**	**-461**
Cash at beginning of period	**562**	**178**	**384**
Cash at end of period	**584**	**661**	**-77**

APPENDIX IV

PKN ORLEN
KEY FINANCIAL DATA BY BUSINESS SEGMENTS
for the periods of 3 months ending on March 31st 2004 and March 31st 2003

(PLNm)

ITEM	3 months ended Mar 31 2004 (unaudited data)	3 months ended Mar 31 2003 (unaudited data)	% change
REVENUE ON SALES TO THIRD PARTIES[1]			
Refining (production + wholesale)	2,724	2,346	16.2%
Refining (retail)	2,473	1,613	53.3%
Petrochemicals	953	882	8.0%
Other activities	175	121	44.6%
TOTAL	**6,325**	**4,962**	**27.5%**
FINANCIAL RESULT[2]			
Refining (production + wholesale)	424	501	-15.4%
Refining (retail)	-19	-24	-20.8%
Petrochemicals	202	210	-3.8%
Other activities	34	16	112.5%
Exclusions	-2	0	-
Total of non-attributed items	-134	-113	18.6%
TOTAL	**505**	**590**	**-14.4%**
EXPENDITURE ON FIXED ASSETS			
Refining (production + wholesale)	49	105	-53.3%
Refining (retail)	47	29	62.1%
Petrochemicals	148	62	138.7%
Other activities	14	10	40.0%
Total of non-attributed items	4	6	-33.3%
TOTAL	**262**	**212**	**23.6%**
DEPRECIATION AND AMORTISATION			
Refining (production + wholesale)	165	164	0.6%
Refining (retail)	44	29	51.7%
Petrochemicals	57	64	-10.9%
Other activities	37	44	-15.9%
Total of non-attributed items	9	9	0.0%
TOTAL	**312**	**310**	**0.6%**

1. Revenue on sales to third parties represents exclusively sales to undertakings outside of the ORLEN Group.
2. Financial result comprises revenue on sales to third parties and transfer to other segments.

APPENDIX V

PKN ORLEN
KEY OPERATING DATA

for the periods of 3 months ending on March 31st 2004 and March 31st 2003

(tonnes)

ITEM	3 months ended Mar 31 2004	3 months ended Mar 31 2003	% change
CRUDE OIL THROUGHPUT ('000 tonnes)	**2,920**	**3,013**	**-3.1%**
REFINERY OUTPUT			
Gasoline	620,683	696,550	-10.9%
Diesel fuel	778,333	686,378	13.4%
Fuel oil (III)	120,602	181,356	-33.5%
Ekoterm	442,312	477,597	-7.4%
Jet A-1	47,237	43,642	8.2%
LPG	47,084	62,451	-24.6%
Other refining products	201,163	239,956	-16.2%
TOTAL	**2,257,414**	**2,387,930**	**-5.5%**
SALES OF REFINING PRODUCTS			
Gasoline	831,219	698,485	19.0%
Diesel fuel	868,879	706,714	22.9%
Fuel oil (III)	123,478	158,493	-22.1%
Ekoterm	484,364	440,092	10.1%
Jet A-1	53,496	50,306	6.3%
LPG	69,670	73,649	-5.4%
Other refining products	253,769	269,229	-5.7%
TOTAL	**2,684,875**	**2,396,968**	**12.0%**
PETROCHEMICAL OUTPUT			
Polyethylene	0	26,948	-100.0%
Polypropylene	0	25,104	-100.0%
Ethylene	43,205	17,304	149.7%
Glycol	27,437	28,499	-3.7%
Propylene	56,618	32,776	72.7%
Ammonium nitrate	118,837	99,800	19.1%
CANWIL	81,097	75,193	7.9%
Polyvinyl chloride (PVC)	60,165	52,782	14.0%
Other petrochemical products	167,677	168,354	-0.4%
TOTAL	**555,036**	**526,760**	**5.4%**
SALES OF PETROCHEMICAL PRODUCTS			
Polyethylene	9,367	29,953	-68.7%
Polypropylene	7,570	30,612	-75.3%
Ethylene	43,828	18,863	132.3%
Glycol	25,709	28,762	-10.6%
Propylene	56,826	34,230	66.0%
Ammonium nitrate	129,381	140,190	-7.7%
CANWIL	87,104	94,337	-7.7%
Polyvinyl chloride (PVC)	59,067	56,711	4.2%
Other petrochemical products	157,191	163,856	-4.1%

TOTAL	**576,043**	**597,514**	**-3.6%**

APPENDIX VI

PKN ORLEN
SALES OF MAIN PRODUCTS

for the periods of 3 months ending on March 31st 2004 and March 31st 2003

(tonnes)

Sales of light products in the ORLEN Group (by volume)	3 months ended Mar 31 2004	3 months ended Mar 31 2003	% change
Wholesale of main light products, including:	**1,511,496**	**1,280,035**	**18.1%**
Gasoline	393,614	327,925	20.0%
Diesel fuel	580,204	466,341	24.4%
Jet A-1	53,496	50,306	6.3%
Ekoterm	484,182	435,463	11.2%
Retail sales of engine fuels, including:	**751,579**	**632,249**	**18.9%**
Gasoline	437,605	370,560	18.1%
Diesel fuel	288,675	240,373	20.1%
LPG	25,299	21,316	18.7%
Total sales of fuels, including:	**2,307,628**	**1,969,246**	**17.2%**
Engine fuels	1,823,264	1,529,154	19.2%

Regulatory Announcement

Go to market news section

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	1st Quarter Results 04(PAS)_1
Released	07:00 14-May-04
Number	6774Y

PKN ORLEN SA
SEC File
82-5036

Form SA-QSr I/2004				
(quarter/year)				
(for manufacturing, contracting, trading and service industry issuers)				
According to § 57 section 2 and § 58 section 1 of the The Council of Ministers Decree of 16 October 2001- Journal of Law, No 139, item 1569 and 2002, No 31, item 280				
Management Board of Polski Koncern Naftowy ORLEN Spolka Akcyjna				
publishes consolidated quarterly report for IQ 2004				
			14 May 2004	
			(date of submission)	
	in PLN thousand		**in EUR thousand**	
SELECTED CONSOLIDATED FINANCIAL DATA	**I quarter from 01.01.2004 to 31.03.2004**	**I quarter from 01.01.2003 to 31.03.2003**	**I quarter from 01.01.2004 to 31.03.2004**	**I quarter from 01.01.2003 to 31.03.2003**
I. Net sales of finished products, goods for resale and materials	**8 637 436**	**6 980 240**	**1 801 793**	**1 456 097**
II. Operating profit	**513 520**	**598 692**	**107 122**	**124 889**
III. Profit before taxation	**487 258**	**528 328**	**101 643**	**110 211**
IV. Net profit	**381 767**	**381 634**	**79 638**	**79 610**
V. Cash flow from operating activities	**620 168**	**251 048**	**129 369**	**52 369**
VI. Cash flow used in investing activities	**(369 380)**	**(666 050)**	**(77 054)**	**(138 940)**
VII. Cash flow used in / from financing activities	**(228 416)**	**897 340**	**(47 648)**	**187 188**
VIII. Net cash flow	**22 372**	**482 338**	**4 667**	**100 617**
IX.Total assets	**17 496 597**	**17 056 770**	**3 686 987**	**3 594 304**
X. Liabilities and provisions for liabilities	**7 233 775**	**8 036 963**	**1 524 344**	**1 693 597**
XI. Long term liabilities	**2 124 690**	**569 056**	**447 727**	**119 915**
XII. Short term liabilities	**4 153 090**	**6 497 688**	**875 164**	**1 369 231**
XIII. Equity	**9 525 405**	**8 342 376**	**2 007 250**	**1 757 955**
XIV. Share capital	**534 636**	**525 221**	**112 662**	**110 678**
XV. Number of shares	**427 709 061**	**420 177 137**	**427 709 061**	**420 177 137**
XVI. Earnings per ordinary share (in PLN/EUR)	**0,89**	**0,91**	**0,19**	**0,19**
XVII. Net book value per share (in PLN/EUR)	**22,27**	**19,85**	**4,69**	**4,18**
XVIII. Declared or paid dividends per share (in PLN/EUR)	**-**	**-**	**-**	**-**
CONSOLIDATED BALANCE SHEET	**as at 31.03.2004 end of quarter**	**as at 31.12.2003 end of**	**as at 31.03.2003 end of**	**as at 31.12.2002 end of**

	(current year)	previous quarter	quarter (previous year)	previous quarter
Assets				
I. Fixed assets	10 628 083	10 622 416	10 428 992	9 624 062
1. Intangible fixed assets, including:	90 219	93 208	106 704	90 794
- goodwill	9 940	10 211	10 966	435
2. Goodwill on consolidation of subordinated entities	19 383	20 856	24 718	26 070
3. Tangible fixed assets	9 304 221	9 294 519	8 970 138	8 521 021
4. Long term receivables	14 507	18 084	14 347	14 873
4.1. From subordinated entities	1 317	1 402	1 725	586
4.2. From other entities	13 190	16 682	12 622	14 287
5. Long term investments	1 043 341	1 023 346	1 153 669	790 892
5.1. Real estate	49	-	-	-
5.2. Intangible fixed assets	-	-	-	-
5.3. Long term financial assets	1 043 292	1 023 346	1 153 669	790 892
a) in subordinated entities, including:	488 018	489 816	544 812	189 415
- shares in subordinated entities accounted for on an equity basis	462 048	455 749	424 509	70 018
- shares in unconsolidated subsidiaries and joint venture entities	25 970	32 892	36 299	34 300
b) in other entities	555 274	533 530	608 857	601 477
5.4. Other long term investments	-	-	-	-
6. Long term prepayments, deferred costs and deferred tax asset	156 412	172 403	159 416	180 412
6.1. Deferred tax assets	13 829	15 120	24 239	24 570
6.2. Prepayments and deferred costs	142 583	157 283	135 177	155 842
II. Current assets	6 868 514	6 360 975	6 627 778	5 160 299
1. Inventories	3 131 979	3 041 411	3 258 897	2 851 225
2. Short term receivables	2 495 234	2 231 228	2 062 997	1 611 381
2.1. From subordinated entities	185 314	118 375	103 972	18 281
2.2. From other entities	2 309 920	2 112 853	1 959 025	1 593 100
3. Short term investments	774 722	718 310	729 575	246 859
3.1. Short term financial assets	774 221	717 809	729 073	246 357
a) in subordinated entities	-	-	644	-
b) in other entities	189 925	156 049	67 920	68 167
c) cash and cash equivalents	584 296	561 760	660 509	178 190
3.2. Other short term investments	501	501	502	502
4. Short term prepayments and deferred costs	466 579	370 026	576 309	450 834
Total assets	17 496 597	16 983 391	17 056 770	14 784 361
CONSOLIDATED BALANCE SHEET	as at 31.03.2004 end of quarter (current year)	as at 31.12.2003 end of previous quarter	as at 31.03.2003 end of quarter (previous year)	as at 31.12.2002 end of previous quarter
Liabilities				
I. Equity	9 525 405	9 155 986	8 342 376	7 940 897
1. Share capital	534 636	534 636	525 221	525 221
2. Unpaid share capital (negative value)	-	-	-	-
3. Own shares (negative value)	-	-	-	-
4. Capital reserve	6 472 061	6 468 021	5 797 040	5 757 678

5. Revaluation reserve	654 414	674 685	680 917	722 745
6. Other capital reserves	53 476	53 476	53 476	53 476
7. Foreign exchange gain on inclusion of subordinated entities	66 477	62 366	25 012	9
8. Undistributed profit from previous years	1 362 574	349 153	879 076	402 433
9. Net profit	381 767	1 013 649	381 634	479 335
10. Distribution from profit during financial year (negative value)	-	-	-	-
II. Minority interests	443 149	425 961	416 502	410 890
III. Negative goodwill on subordinated entities	294 268	301 369	260 929	259 002
IV. Liabilities and provisions for liabilities	7 233 775	7 100 075	8 036 963	6 173 572
1. Provisions for liabilities	835 972	828 715	874 206	871 392
1.1. Provision for deferred tax	221 164	212 323	312 330	295 289
1.2. Retirement benefits and similar provisions	158 257	158 588	145 083	150 396
a) long term	137 540	137 359	124 384	128 123
b) short term	20 717	21 229	20 699	22 273
1.3. Other provisions	456 551	457 804	416 793	425 707
a) long term	372 116	372 279	328 166	328 192
b) short term	84 435	85 525	88 627	97 515
2. Long term liabilities	2 124 690	1 839 284	569 056	423 624
2.1. To subordinated entities	201	168	-	-
2.2. To other entities	2 124 489	1 839 116	569 056	423 624
3. Short term liabilities	4 153 090	4 295 406	6 497 688	4 789 610
3.1. To subordinated entities	58 902	53 092	115 307	81 662
3.2. To other entities	4 040 308	4 195 414	6 326 699	4 662 020
3.3. Special funds	53 880	46 900	55 682	45 928
4. Accruals and deferred income	120 023	136 670	96 013	88 946
4.1. Negative goodwill	331	365	534	534
4.2. Other accruals and deferred income	119 692	136 305	95 479	88 412
a) long term	9 305	9 046	11 916	10 947
b) short term	110 387	127 259	83 563	77 465
Total liabilities	17 496 597	16 983 391	17 056 770	14 784 361
Net book value	9 525 405	9 155 986	8 342 376	7 940 897
Number of shares	427 709 061	427 709 061	420 177 137	420 177 137
Net book value per share (in PLN)	22,27	21,41	19,85	18,90
OFF BALANCE SHEET ITEMS	as at 31.03.2004 end of quarter (current year)	as at 31.12.2003 end of previous quarter	as at 31.03.2003 end of quarter (previous year)	as at 31.12.2002 end of previous quarter
1. Contingent receivables	-	-	-	-
1.1. From subordinated entities	-	-	-	-
- received guarantees and sureties	-	-	-	-
1.2. From other entities	-	-	-	-
- received guarantees and sureties	-	-	-	-
2. Contingent liabilities	794 840	155 385	45 704	16 016
2.1. To subordinated entities	666 091	106 747	31 210	681
- granted guarantees and sureties	666 091	106 747	31 210	681

2.2. To other entities	128 749	48 638	14 494	15 335
- granted guarantees and sureties	83 070	48 638	14 494	15 335
3. Other	11 771	11 771	55 258	55 086
Total off-balance sheet items	806 611	167 156	100 962	71 102

CONSOLIDATED INCOME STATEMENT	I quarter (current year) from 01.01.2004 to 31.03.2004	I quarter (previous year) from 01.01.2003 to 31.03.2003
I. Net sales, including:	8 637 436	6 980 240
- to subordinated entities	293 445	156 946
1. Net sales of finished products	6 191 704	5 987 562
2. Net sales of goods for resale and materials	2 445 732	992 678
II. Cost of goods sold, including:	(5 095 802)	(3 777 094)
- to subordinated entities	(173 123)	(146 180)
1. Cost of sales of finished products	(2 836 642)	(2 884 069)
2. Cost of goods for resale and materials sold	(2 259 160)	(893 025)
III. Gross profit on sales (I-II)	3 541 634	3 203 146
IV. Selling and distribution costs	(2 853 831)	(2 472 461)
V. General and administration expenses	(184 178)	(208 993)
VI. Profit on sales (III-IV-V)	503 625	521 692
VII. Other operating income	40 092	177 625
1. Profit on disposal of non-financial fixed assets	2 928	2 412
2. Grants	-	-
3. Other	37 164	175 213
VIII. Other operating expenses	(30 197)	(100 625)
1. Loss from disposal of non-financial fixed assets	-	(690)
2. Impairment of non-financial assets	(8 719)	(13 431)
3. Other	(21 478)	(86 504)
IX. Operating profit (VI+VII-VIII)	513 520	598 692
X.Financial income	92 947	76 217
1. Dividends and shares in profits, including:	68 220	46 509
- from subordinated entities	424	-
2. Interest, including:	6 299	10 738
- from subordinated entities	25	145
3. Profit from sale of investments	614	394
4. Revaluation of investments	1 044	161
5. Other	16 770	18 415
XI. Financial expenses	(125 373)	(153 620)
1. Interest, including:	(30 160)	(42 467)
- for subordinated entities	-	(475)
2. Loss from sale of investments	(29)	-
3. Revaluation of investments	-	(1 170)
4. Other	(95 184)	(109 983)
XII. Profit (loss) on sale of shares in subordinated entities	-	-
XIII. Gross profit (IX+X-XI+/-XII)	481 094	521 289
XIV. Extraordinary items (XIV.1. - XIV.2.)	81	1
1. Extraordinary gains	114	101

2. Extraordinary losses	(33)	(100)
XV. Amortisation of goodwill from subordinated entities	(1 473)	(1 358)
XVI. Negative goodwill from subordinated entities write-off	7 556	8 396
XVII. Profit before taxation (XIII+/-XIV-XV+XVI)	487 258	528 328
XVIII. Income tax	(106 837)	(153 322)
a) current part	(96 142)	(140 809)
b) deferred part	(10 695)	(12 513)
XIX. Other obligatory charges on profit	-	-
XX. Share in profit of subordinated entities accounted for under equity method	18 571	12 925
XXI. Minority interests	(17 225)	(6 297)
XXII. Net profit (XVII-XVIII-XIX+/-XX+/-XXI)	381 767	381 634
Net profit for 12 months (annualised)	1 028 704	777 380
Weighted average number of ordinary shares	420 804 797	420 177 137
Earnings per ordinary share (in PLN)	2,44	1,85

STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS' EQUITY	I quarter (current year) from 01.01.2004 to 31.03.2004	I quarter (previous year) from 01.01.2003 to 31.03.2003
I. Equity at beginning of period	9 129 889	7 927 014
a) changes in accounting policies	26 097	13 883
b) corrections of fundamental errors	-	-
I. a. Equity at beginning of period restated for comparative data	9 155 986	7 940 897
1. Share capital at beginning of period	534 636	525 221
1.1.Movements in share capital	-	-
a) increases	-	-
b) decreases	-	-
1.2. Share capital at end of period	534 636	525 221
2. Unpaid share capital at beginning of period	-	-
2.1. Movements in unpaid share capital	-	-
a) increases	-	-
b) decreases	-	-
2.2. Unpaid share capital at end of period	-	-
3. Own shares at beginning of period	-	-
3.1. Movement in own shares	-	-
a) increases	-	-
b) decreases	-	-
3.2 Own shares at end of period	-	-
4. Capital reserve at beginning of period	6 468 021	5 757 678
4.1. Movements in capital reserve	4 040	39 362
a) increases	4 040	39 362
- share premium	-	-
- distribution of profits (by articles)	-	-
- apportionment of profits (over the minimum provided for by the articles)	226	2 692
- transfer from capital reserves due to revaluation of fixed assets disposed	4 106	36 670
- other	(292)	-
b) decreases	-	-
- absorption of losses	-	-

- other	-	-
4.2. Capital reserve at end of period	6 472 061	5 797 040
5. Revaluation reserve at beginning of period	674 685	722 745
- changes in accounting policies, restatement of opening balance	-	-
5.1. Revaluation reserve at beginning of period restated for comparative data	674 685	722 745
5.2. Movements in revaluation reserve	(20 271)	(41 828)
a) increases	942	189
- increase of value of long term investments	-	-
- deferred tax assets related to entries made to revaluation reserve	-	189
- other	942	-
b) decreases	(21 213)	(42 017)
- fixed assets disposals	(4 106)	(36 670)
- impairment of tangible fixed assets	-	(699)
- deferred tax assets related to entries made to revaluation reserve	(2)	-
- hedge accounting-cash flow hedges	(17 105)	(4 648)
5.3. Revaluation reserve at end of period	654 414	680 917
6. Other capital reserves at beginning of period	53 476	53 476
6.1. Movements in other capital reserves	-	-
a) increases	-	-
b) decreases	-	-
6.2. Other capital reserves at end of period	53 476	53 476
7. Foreign exchange differences from recalculation ofsubordinated entities	66 477	25 012
STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS EQUITY - CONTINUED	I quarter (current year) from 01.01.2004 to 31.03.2004	I quarter (previous year) from 01.01.2003 to 31.03.2003
8. Undistributed profit (loss) from previous years at beginning of period	1 336 705	867 885
8.1. Undistributed profit from previous years at beginning of period	1 336 705	867 885
a) changes in accounting policies	26 097	13 883
b) corrections of fundamental errors	-	-
8.2. Undistributed profit from previous years at beginning of period restated for comparative data	1 362 802	881 768
a) increases	(2)	-
- other	(2)	-
b) decreases	(226)	(2 692)
- dividends paid	-	-
- transfer to capital reserve	(226)	(2 692)
- other	-	-
8.3. Undistributed profit from previous years at end of period	1 362 574	879 076
8.4. Undistributed loss from previous years at beginning of period	-	-
8.5. Undistributed loss from previous years at beginning of period restated for comparative data	-	-
a) increases	-	-
b) decreases	-	-
8.6. Undistributed loss from previous years at end of period	-	-
8.7. Undistributed profit (loss) from previous years at end of period	1 362 574	879 076
9. Net result for the financial year	381 767	381 634
a) net profit	381 767	381 634
b) net loss	-	-

c) distribution from current year profit	-	-
II. Equity at end of period	9 525 405	8 342 376

CONSOLIDATED CASH FLOW STATEMENT	I quarter (current year) from 01.01.2004 to 31.03.2004	I quarter (previous year) from 01.01.2003 to 31.03.2003
A. Cash flow from operating activities		
I. Net profit for the year	381 767	381 634
II. Total adjustments	238 401	(130 586)
1. Profit from minority interests	17 225	6 297
2. Net (profit) from subordinated entities accounted for under equity method	(18 571)	(12 925)
3. Depreciation	279 923	271 150
- including amortisation of goodwill from subordinated entities and negative goodwill in subordinated entities write-off	(6 083)	(7 038)
4. Foreign exchange gains/losses	37 823	80 481
5. Interest and dividends	(40 886)	(11 204)
6. (Profit) loss from investing activities	12 880	17 527
7. Movements in provisions	8 091	4 225
8. Movements in stock	(89 846)	(377 403)
9. Movements in receivables	(247 681)	(229 801)
10. Movements in creditors falling due within one year (with the exception of loans)	378 035	333 208
11. Movements in prepayments and accruals	(97 940)	(100 913)
12. Other adjustments	(652)	(111 228)
III. Cash flow from operating activities (I+/-II)	620 168	251 048
B. Cash flow from investing activities		
I. Inflows	266 622	17 244
1. Disposal of intangible fixed assets and tangible fixed assets	21 703	3 565
2. Disposal of real estate investments and intangible fixed assets investments	-	-
3. From financial assets, including:	232 307	11 378
a) in subordinated entities	198	41
- sales of financial assets (except for short term securities)	152	-
- sales of short term securities	-	-
- dividends and profits	-	-
- long-term loans repaid	-	-
- interest received	46	41
- other inflows from financial assets	-	-
b) in other entities	232 109	11 337
- sales of financial assets (except for short term securities)	231	2 153
- sales of short term securities	229 424	8 136
- dividends and profits	-	-
- long-term loans repaid	-	220
- interest received	2 454	828
- other inflows from financial assets	-	-
4. Other inflows from investing activities	12 612	2 301
II. Outflows	(636 002)	(683 294)
1. Purchases of intangible fixed assets and tangible fixed assets	(340 093)	(225 948)
2. Investments in real estate and intangible fixed assets	-	-
3. For financial assets, including:	(294 889)	(454 688)

a) in subordinated entities	**(1 064)**	**(441 106)**
- purchases of financial assets (except for short term securities)	**(1 064)**	**(441 106)**
- purchases of short term securities	-	-
- loans granted	-	-
b) in other entities	**(293 825)**	**(13 582)**
- purchases of financial assets (except for short term securities)	**(10 389)**	**(106)**
- purchases of short term securities	**(283 084)**	**(13 476)**
- loans granted	**(352)**	-
4. Dividend paid to minority shareholders	-	-
5. Other payments	**(1 020)**	**(2 658)**
III. Net cash flow used in investing activities (I-II)	**(369 380)**	**(666 050)**
CONSOLIDATED CASH FLOW STATEMENT - CONTINUED	**I quarter (current year) from 01.01.2004 to 31.03.2004**	**I quarter (previous year) from 01.01.2003 to 31.03.2003**
C. Cash flow from financing activities		
I. Inflows	**791 704**	**1 542 654**
1. Issuance of shares and other capital instruments, additional payments to capital	**194 324**	-
2. Loans and borrowings	**512 504**	**960 298**
3. Issuance of short term securities	**84 876**	**581 897**
4. Other inflows	-	**459**
II. Outflows	**(1 020 120)**	**(645 314)**
1. Redemption of shares	**(194 324)**	-
2. Dividends and other distributions to shareholders	-	-
3. Other than distribution of profit to shareholders payments from profit	-	-
4. Repayment ofloans	**(724 546)**	**(284 572)**
5. Repurchase of short term securities	**(72 803)**	**(324 171)**
6. Other financial liabilities	-	-
7. Finance lease payments	**(2 756)**	**(1 814)**
8. Interest paid	**(25 691)**	**(34 477)**
9. Other payments	-	**(280)**
III. Net cash flow used in / from financing activities (I-II)	**(228 416)**	**897 340**
D. Net cash flow (A.III+/-B.III+/-C.III)	**22 372**	**482 338**
E. Balance sheet change in cash and cash equivalents	**22 536**	**482 319**
- including changes in cash and cash equivalents resulting from foreign exchange gains/losses	**164**	**(19)**
F. Total cash and cash equivalents at beginning of period	**561 760**	**178 190**
G. Total cash and cash equivalents at end of period (F+/- D) *	**584 132**	**660 528**
- including those of limited availability	**122 857**	**5 639**

* excluding foreign exchange gains/losses - according to National Accounting Standard No 1

END

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	1st Quarter Results 04(PAS)1a
Released	07:00 14-May-04
Number	6775Y

Independent Auditor's Review Report on the condensed quarterly consolidated financial statements for 3 month period ended 31 March 2004

To the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

We have reviewed the attached condensed quarterly consolidated financial statements (SA-QSr) of the capital group of Polski Koncern Naftowy ORLEN S.A. ("the Group"), whose holding company is Polski Koncern Naftowy ORLEN S.A. ("the Dominant Company") located at Plock, Chemikow 7 str., including:

- the consolidated balance sheet as of 31 March 2004 with total assets amounting to 17,496,597 thousand zlotys (in words: seventeen billion and four hundred ninety six million and five hundred ninety seven thousand zlotys),
- the consolidated profit and loss account for the period from 1 January 2004 to 31 March 2004 with a net profit amounting to 381,767 thousand zlotys (in words: three hundred eighty one million and seven hundred sixty seven thousand zlotys),
- the consolidated statement of changes in shareholders' equity for the period from 1 January 2004 to
31 March 2004 with a net increase of consolidated shareholders' equity amounting to 395,516 thousand zlotys (in words: three hundred ninety five million and five hundred sixteen thousand zlotys),
- the consolidated cash flow statement for the period from 1 January 2004 to 31 March 2004 with a net cash inflow amounting to 22,372 thousand zlotys (in words: twenty two million and three hundred seventy two thousand zlotys),
- the explanatory notes.

The content of the attached condensed quarterly consolidated financial statements for 3 month period ended 31 March 2004 ("attached consolidated financial statements") is prescribed by § 58.3 of the Decree of the Council of Ministers of 16 October 2001, on current and periodic information published by issuers of securities (Journal of Law No. 139, item 1569 with further amendments) ("Decree on current and periodic information")

The truth and fairness of the attached condensed quarterly consolidated financial statements and the proper maintenance of the accounting records are the responsibility of the holding company's Management Board. Our responsibility was to review these attached condensed financial statements.

We conducted our review in accordance with the provisions of law binding in Poland and auditing standards issued by the National Chamber of Auditors. These standards require that we plan and perform our review in such a way as to obtain moderate assurance as to whether the financial

statements are free of material misstatement. The review was mainly based on applying analytical procedures to the consolidated financial data, review of consolidation documentation, review of accounting records and discussions with the management of the holding company as well as its employees. The scope of work of a review differs significantly from an audit of financial statements, the objective of which is to express an opinion on the truth and fairness of the financial statements. Accordingly, we do not express such an opinion on the attached condensed quarterly consolidated financial statements.

Based on our review, nothing came to our attention that causes us to believe that the attached condensed quarterly consolidated financial statements require material amendments for the financial data contained in them to be prepared in accordance with the accounting principles set out in the Accounting Act of 29 September 1994 (Journal of Law No 121, item 591 as amended) and the related regulations as well as with the requirements set out by the Decree on current and periodic information.

Without qualifying our opinion, we draw attention to the fact that, as of 15 January 2004, the Act dated 12 December 2003 on Amendments to the Commercial Law and to other acts, changing among others the Accounting Act, became effective. Due to the above, the Group changed its accounting policies.
As a result the opening balance of consolidated shareholders' equity increased by 26,097 thousand zlotys. Consolidated comparable data were also changed in order to include the impact of the changed accounting policies.

Certified Auditor
Registration No. 9542/7118

on behalf of
Ernst & Young Audit Sp. z o.o.
Emilii Plater St. 53, 00-113 Warsaw
Registration No. 130

Lukasz Zalicki

Tomasz Bieske
Certified Auditor
Registration No. 9291/6975

Warsaw, 11 May 2004

END

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Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	1st Quarter Results 04(PAS)2a
Released	07:00 14-May-04
Number	6777Y

PKN ORLEN SA
SEC File
82-5036

Independent Auditor's Review Report on the condensed unconsolidated quarterly financial statements for 3 month period ended 31 March 2004

To the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

We have reviewed the attached condensed unconsolidated quarterly financial statements of Polski Koncern Naftowy ORLEN S.A. (the "Company") located in Plock, Chemikow 7 str. including:

- the balance sheet as of 31 March 2004 with total assets amounting to 13,911,741 thousand zlotys
  (in words: thirteen billion and nine hundred eleven million and seven hundred forty one thousand zlotys)
- the profit and loss account for the period from 1 January 2004 to 31 March 2004 with a net profit amounting to 344,641 thousand zlotys (in words: three hundred forty four million and six hundred forty one thousand zlotys)
- the statement of changes in shareholders' equity for the period from 1 January 2004 to 31 March 2004 with a net increase of shareholders' equity amounting to 380,085 thousand zlotys (in words: three hundred eighty million and eighty five thousand zlotys),
- the cash flow statement for the period from 1 January 2004 to 31 March 2004 with net inflow amounting 1,165 thousand zlotys (in words: one million and one hundred sixty five thousand zlotys).

The content of the attached condensed unconsolidated quarterly financial statements for 3 month period ended 31 March 2004 ("attached condensed unconsolidated quarterly financial statements") is prescribed by § 58.3 of the Decree of the Council of Ministers of 16 October 2001, on current and periodic information provided by issuers of securities (Journal of Law No. 139, item 1569 with further amendments) ("Decree on current and periodic information").

The truth and fairness of the financial information presented in the attached condensed unconsolidated quarterly financial statements and the proper maintenance of the accounting records are the responsibility of the Company's Management Board. Our responsibility was to review these attached condensed unconsolidated quarterly financial statements.

We conducted our review in accordance with the provisions of law and auditing standards issued by the National Chamber of Auditors. These standards require that we plan and perform our review in such a way as to obtain moderate assurance as to whether the financial statements are free of material misstatement. The review was mainly based on applying analytical procedures to the financial data, review of accounting records and discussions with Members of Management Board

of the Company as well as its employees. The scope of work of a review differs significantly from an audit of financial statements, the objective of which is to express an opinion on truth and fairness of the financial statements. Accordingly, we do not express such an opinion on the attached condensed unconsolidated quarterly financial statements.

Based on our review, nothing came to our attention that causes us to believe that the attached condensed unconsolidated quarterly financial statements require material amendments for the financial data contained in them to be prepared in accordance with the accounting principles set out in the Accounting Act dated 29 March 1994 (2002 Journal of Laws No 121, pos. 591 as amended) and the related regulations as well as with the requirements set out by the Decree on current and periodic information.

Without qualifying our opinion, we draw attention to the fact that, as of 15 January 2004, the Act dated 12 December 2003 on Amendments to the Commercial Law and to other acts, changing among others the Accounting Act, became effective. Due to the above, the Company changed its accounting policies.
As a result the opening balance of shareholders' equity increased by 35,998 thousand zlotys. Comparable data were also changed in order to include the impact of the changed accounting policies.

Certified Auditor
Registration No. 9542/7118

on behalf of
Ernst & Young Audit Sp. z o.o.
Emilii Plater St. 53, 00-113 Warsaw
Registration No. 130

Lukasz Zalicki

Tomasz Bieske
Certified Auditor
Registration No. 9291/6975

Warsaw, 11 May 2004

END

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Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	1st Quarter Results 04(PAS)_2
Released	07:00 14-May-04
Number	6776Y

PKN ORLEN SA
SEC File
82-5036

Condensed quarterly financial statements PKN ORLEN S.A. for IQ 2004

BALANCE SHEET	as at 31.03.2004 end of quarter (current year)	as at 31.12.2003 end of previous quarter	as at 31.03.2003 end of quarter (previous year)	as at 31.12.2002 end of previous quarter
Assets				
I. Fixed assets	8 858 205	8 846 220	8 916 348	8 306 430
1. Intangible fixed assets, including:	40 842	45 773	63 580	66 917
- goodwill	-	-	-	-
2. Tangible fixed assets	6 413 565	6 384 257	6 338 735	6 455 138
3. Long term receivables	28 753	30 047	34 271	267 868
3.1. From subordinated entities	25 219	25 363	25 940	258 402
3.2. From other entities	3 534	4 684	8 331	9 466
4. Long term investments	2 240 921	2 237 491	2 354 978	1 371 485
4.1. Real estate	-	-	-	-
4.2. Intangible fixed assets	-	-	-	-
4.3. Long term financial assets	2 240 921	2 237 491	2 354 978	1 371 485
a) in subordinated entities	1 741 887	1 738 522	1 757 902	772 223
b) in other entities	499 034	498 969	597 076	599 262
4.4. Other long term investments	-	-	-	-
5. Long term prepayments, deferred costs and deferred tax asset	134 124	148 652	124 784	145 022
5.1. Deferred tax assets *	-	-	-	-
5.2. Prepayments and deferred costs	134 124	148 652	124 784	145 022
II. Current assets	5 053 536	4 862 638	5 067 280	4 284 110
1. Inventories	2 657 724	2 568 594	2 825 771	2 477 665
2. Short term receivables	1 833 206	1 798 475	1 627 157	1 288 220
2.1. From subordinated entities	576 863	700 010	713 460	353 560
2.2. From other entities	1 256 343	1 098 465	913 697	934 660
3. Short term investments	129 503	148 598	67 005	82 853
3.1. Short term financial assets	129 503	148 598	67 005	82 853
a) in subordinated entities	-	-	-	-
b) in other entities	65 570	85 829	13 675	21 214
c) cash and cash equivalents	63 933	62 769	53 330	61 639
3.2. Other short term investments	-	-	-	-
4. Short term prepayments and deferred costs	433 103	346 971	547 347	435 372
Total assets	13 911 741	13 708 858	13 983 628	12 590 540

* the Company compensates provision for

deferred tax and deferred tax assets

BALANCE SHEET	as at 31.03.2004 end of quarter (current year)	as at 31.12.2003 end of previous quarter	as at 31.03.2003 end of quarter (previous year)	as at 31.12.2002 end of previous quarter
Liabilities				
I. Equity	8 754 536	8 410 449	7 715 320	7 275 063
1. Share capital	534 636	534 636	525 221	525 221
2. Unpaid share capital (negative value)	-	-	-	-
3. Own shares (negative value)	-	-	-	-
4. Capital reserve	6 125 473	6 122 438	5 537 798	5 501 180
5. Revaluation reserve	737 576	741 165	708 128	725 554
6. Other capital reserves	53 476	53 476	53 476	53 476
7. Undistributed profit from previous years	958 734	24 953	469 632	87 362
8. Net profit	344 641	933 781	421 065	382 270
9. Distribution from profit during financial year (negative value)	-	-	-	-
II. Liabilities and provisions for liabilities	5 157 205	5 298 409	6 268 308	5 315 477
1. Provisions for liabilities	668 641	655 174	768 601	732 323
1.1. Provision for deferred tax *	162 185	147 838	307 177	252 658
1.2. Retirement benefits and similar provisions	87 742	87 742	73 668	83 290
a) long term	76 394	76 394	63 299	71 627
b) short term	11 348	11 348	10 369	11 663
1.3. Other provisions	418 714	419 594	387 756	396 375
a) long term	361 884	361 846	324 070	324 789
b) short term	56 830	57 748	63 686	71 586
2. Long term liabilities	1 660 680	1 356 181	3 846	233 648
2.1. To subordinated entities	-	-	-	230 299
2.2. To other entities	1 660 680	1 356 181	3 846	3 349
3. Short term liabilities	2 751 527	3 193 285	5 435 586	4 285 111
3.1. To subordinated entities	93 694	321 394	467 931	191 655
3.2. To other entities	2 624 771	2 841 860	4 931 551	4 062 041
3.3. Special funds	33 062	30 031	36 104	31 415
4. Accruals and deferred income	76 357	93 769	60 275	64 395
4.1. Negative goodwill	-	-	-	-
4.2. Other accruals and deferred income	76 357	93 769	60 275	64 395
a) long term	-	-	-	-
b) short term	76 357	93 769	60 275	64 395
Total liabilities	13 911 741	13 708 858	13 983 628	12 590 540
* the Company compensates provision for deferred tax and deferred tax assets				
Net book value	8 754 536	8 410 449	7 715 320	7 275 063
Number of shares	427 709 061	427 709 061	420 177 137	420 177 137
Net book value per share (in PLN)	20,47	19,66	18,36	17,31
OFF BALANCE SHEET ITEMS	as at 31.03.2004	as at 31.12.2003	as at 31.03.2003	as at 31.12.2002

	end of quarter (current year)	end of previous quarter	end of quarter (previous year)	end of previous quarter
1. Contingent receivables	-	-	-	-
1.1. From subordinated entities	-	-	-	-
- received guarantees and sureties	-	-	-	-
1.2. From other entities	-	-	-	-
- received guarantees and sureties	-	-	-	-
2. Contingent liabilities	1 440 062	961 156	378 376	94 548
2.1. To subordinated entities	1 440 062	961 156	378 376	94 548
- granted guarantees and sureties	1 440 062	961 156	378 376	94 548
2.2. To other entities	-	-	-	-
- granted guarantees and sureties	-	-	-	-
3. Other	900	900	46 862	46 689
Total off - balance sheet items	1 440 962	962 056	425 238	141 237

INCOME STATEMENT	I quarter cumulative (current year) from 01.01.2004 to 31.03.2004	I quarter cumulative (previous year) from 01.01.2003 to 31.03.2003
I. Net sales, including:	6 009 387	5 669 010
- to subordinated entities	1 121 241	968 031
1. Net sales of finished products	5 652 634	5 375 834
2. Net sales of goods for resale and materials	356 753	293 176
II. Cost of goods sold, including:	(2 781 349)	(2 682 747)
- to subordinated entities	(679 387)	(540 046)
1. Cost of sales of finished products	(2 497 573)	(2 444 169)
2. Cost of goods for resale and materials sold	(283 776)	(238 578)
III. Gross profit on sales (I-II)	3 228 038	2 986 263
IV. Selling and distribution costs	(2 645 204)	(2 385 255)
V. General and administration expenses	(110 766)	(128 225)
VI. Profit on sales (III-IV-V)	472 068	472 783
VII. Other operating income	19 193	250 596
1. Profit on disposal of non-financial fixed assets	673	479
2. Grants	-	-
3. Other	18 520	250 117
VIII. Other operating expenses	(26 386)	(67 598)
1. Loss from disposal of non-financial fixed assets	-	(581)
2. Impairment of non-financial assets	(8 276)	(13 413)
3. Other	(18 110)	(53 604)
IX. Operating profit (VI+VII-VIII)	464 875	655 781
X.Financial income	82 943	58 952
1. Dividends and shares in profits, including:	68 644	46 509
- from subordinated entities	424	-
2. Interest, including:	1 969	8 012
- from subordinated entities	911	534
3. Proceeds from sale of investments	49	166

4. Revaluation of investments	143	45
5. Other	12 138	4 220
XI. Financial expenses	(110 116)	(127 921)
1. Interest, including:	(20 727)	(30 314)
- for subordinated entities	(409)	(1 460)
2. Loss from sale of investments	-	-
3. Revaluation of investments	-	(4 865)
4. Other	(89 389)	(92 742)
XII. Gross profit (IX+X-XI)	437 702	586 812
XIII. Extraordinary items (XIII.1 - XIII.2)	-	-
1. Extraordinary gains	-	-
2. Extraordinary losses	-	-
XIV. Profit before taxation (XII+/-XIII)	437 702	586 812
XV. Income tax	(93 061)	(165 747)
a) current part	(77 781)	(121 806)
b) deferred part	(15 280)	(43 941)
XVI. Other obligatory charges on profit	-	-
XVII. Net profit (XIV-XV-XVI)	344 641	421 065

Net profit for 12 months (annualised)	857 357	772 421
Weighted average number of ordinary shares	420 804 797	420 177 137
Earnings per ordinary share (in PLN)	2,04	1,84

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY	I quarter cumulative (current year) from 01.01.2004 to 31.03.2004	I quarter cumulative (previous year) from 01.01.2003 to 31.03.2003
I. Equity at beginning of period	8 374 451	7 263 591
a) changes in accounting policies	35 998	11 472
b) corrections of fundamental errors	-	-
I.a. Equity at beginning of period restated for comparative data	8 410 449	7 275 063
1. Share capital at beginning of period	534 636	525 221
1.1.Movements in share capital	-	-
a) increases	-	-
b) decreases	-	-
1.2. Share capital at end of period	534 636	525 221
2. Unpaid share capital at beginning of period	-	-
2.1. Movements in unpaid share capital	-	-
a) increases	-	-
b) decreases	-	-
2.2. Unpaid share capital at end of period	-	-
3. Own shares at beginning of period	-	-
3.1. Movement in own shares	-	-
a) increases	-	-
b) decreases	-	-
3.2 Own shares at end of period	-	-
4. Capital reserve at beginning of period	6 122 438	5 501 180

4.1. Movements in capital reserve	3 035	36 618
a) increases	3 035	36 618
- share premium	-	-
- distribution of profits (by articles)	-	-
- apportionment of profits (over the minimum provided for by the articles)	-	-
- transfer from capital reserves due to revaluation of fixed assets disposed	3 035	36 618
b) decreases	-	-
4.2. Capital reserve at end of period	6 125 473	5 537 798
5. Revaluation reserve at beginning of period	730 120	725 551
a) changes in accounting policies	11 045	3
5.a. Revaluation reserve at beginning of period restated for comparative data	741 165	725 554
5.1. Movements in revaluation capital	(3 589)	(17 426)
a) increases	3 422	19 891
- increase in valuation of long term investments	3 422	5 205
- deferred tax assets related to entries made to revaluation reserve	-	189
- other	-	14 497
b) decreases	(7 011)	(37 317)
- fixed assets disposals	(3 035)	(36 618)
- impairment of tangible fixed assets	-	(699)
- defered tax on bookings related to revaluation reserve	933	-
- hedge accounting-cash flow hedges	(4 909)	-
5.2. Revaluation reserve at end of period	737 576	708 128
6. Other capital reserves at beginning of period	53 476	53 476
6.1. Movements in other capital reserves	-	-
a) increases	-	-
b) decreases	-	-
6.2. Other capital reserves at end of period	53 476	53 476
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY	**I quarter cumulative (current year) from 01.01.2004 to 31.03.2004**	**I quarter cumulative (previous year) from 01.01.2003 to 31.03.2003**
7. Profit (loss) from previous years at beginning of period	933 781	458 163
7.1. Undistributed profit from previous years at beginning of period	933 781	458 163
a) changes in accounting policies	24 953	11 469
b) corrections of fundamental errors	-	-
7.2. Undistributed profit from previous years at beginning of period restated for comparative data	958 734	469 632
a) increases	-	-
b) decreases	-	-
- dividends paid	-	-
- transfer to capital reserve	-	-
- others	-	-
7.3. Undistributed profit from previous years at end of period	958 734	469 632
7.4. Undistributed loss from previous years at beginning of	-	-

period		
a) changes in accounting policies	-	-
b) corrections of fundamental errors	-	-
7.5. Undistributed loss from previous years at beginning of period restated for comparative data	-	-
a) increases	-	-
b) decreases	-	-
7.6. Undistributed loss from previous years at end of period	-	-
7.7. Undistributed profit (loss) from previous years at end of period	**958 734**	**469 632**
8. Net result for the financial year	**344 641**	**421 065**
a) net profit	**344 641**	**421 065**
b) net loss	-	-
c) distribution of profit	-	-
II. Equity at end of period	**8 754 536**	**7 715 320**

CASH FLOW STATEMENT	**I quarter cumulative (current year) from 01.01.2004 to 31.03.2004**	**I quarter cumulative (previous year) from 01.01.2003 to 31.03.2003**
A. Cash flow from operating activities		
I. Net profit for the year	**344 641**	**421 065**
II. Total adjustments	**(182 456)**	**(698 852)**
1. Depreciation and amortisation	**199 864**	**208 860**
2. Foreign exchange (gains)/losses	**36 388**	**59 016**
3. Interest and dividends	**(48 349)**	**(22 206)**
4. (Profit) loss from investing activities	**17 189**	**14 929**
5. Movements in provisions	**14 400**	**35 218**
6. Movements in stock	**(89 130)**	**(383 593)**
7. Movements in receivables	**(196 887)**	**(147 853)**
8. Movements in creditors falling due within one year (with the exception of loans)	**(27 968)**	**(153 496)**
9. Movements in prepayments and accruals	**(89 562)**	**(94 314)**
10. Other adjustments	**1 599**	**(215 413)**
III. Net cash flow from operating activities (I+/-II)	**162 185**	**(277 787)**
B. Cash flow from investing activities		
I. Inflows	**29 266**	**5 148**
1. Sales of intangible fixed assets and tangible fixed assets	**16 385**	**803**
2. Disposal of real estate investments and intangible fixed assets investments	-	-
3. From financial assets, including:	**421**	**2 518**
a) in subordinated entities	**153**	**38**
- sales of financial assets (except for short term securities)	**108**	-
- sales of short term securities	-	-
- dividends and shares in profits	-	-
- long-term loans repaid	-	-
- interest received	**45**	**38**
- other inflows from financial assets	-	-
b) in other entities	**268**	**2 480**

- sales of financial assets (except for short term securities)	-	2 153
- sales of short term securities	-	-
- dividends and shares in profits	-	-
- long-term loans repaid	-	-
- interest received	268	327
- other inflows from financial assets	-	-
4. Other inflows from investing activities	12 460	1 827
II. Outflows	(267 906)	(712 573)
1. Purchases of intangible fixed assets and tangible fixed assets	(266 026)	(184 937)
2. Investments in real estate and intangible fixed assets	-	-
3. For financial assets, including:	(950)	(527 486)
a) in subordinated entities	(950)	(527 486)
- purchases of financial assets (except for short term securities)	(950)	(527 486)
b) in other entities	-	-
- purchases of financial assets (except for short term securities)	-	-
4. Other payments	(930)	(150)
III. Net cash flow used in investing activities (I-II)	(238 640)	(707 425)
CASH FLOW STATEMENT	**I quarter cumulative (current year) from 01.01.2004 to 31.03.2004**	**I quarter cumulative (previous year) from 01.01.2003 to 31.03.2003**
C. Cash flow from financing activities		
I. Inflows	902 401	1 571 005
1. Issuance of shares and other capital instruments, additional payments to capital	194 324	-
2. Loans	451 893	926 528
3. Issuance of short term securities	256 184	644 477
4. Other inflows	-	-
II. Outflows	(824 781)	(594 079)
1. Redemption of shares	-	-
2. Dividends and other distributions to shareholders	-	-
3. Other than distribution of profit to shareholders payments from profit	-	-
4. Repayment ofloans	(369 035)	(170 000)
5. Repurchase of short term securities	(437 853)	(398 038)
6. Other financial liabilities	-	-
7. Finance lease payments	(104)	(697)
8. Interest paid	(17 789)	(25 344)
9. Other payments	-	-
III. Net cash flow used in / from financing activities (I-II)	77 620	976 926
D. Net cash flow/(outflow) (A.III+/-B.III+/-C.III)	1 165	(8 286)
E. Balance sheet change in cash and cash equivalents	1 164	(8 309)
- including changes in cash and cash equivalents resulting from foreign exchange gains/losses	(1)	(23)
F. Total cash and cash equivalents at beginning of period	62 769	61 639
G. Total cash and cash equivalents at end of period (F+/- D) *	63 934	53 353
- including those of limited availability	9 036	3 363

* excluding foreign exchange gains/losses - according to

National Accounting Standard No 1

END

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	1st Quarter Results 04(PAS)_3
Released	07:00 14-May-04
Number	6778Y

PKN ORLEN SA
SEC File
82-5036

I. INFORMATION ON PRINCIPLES OF PREPARATION OF THE CONSOLIDATED QUATERLY REPORT FOR 1 Q 2004

1. Format and general rules of preparation of the consolidated and unconsolidated balance sheet, consolidated and unconsolidated income statement, statement of change unconsolidated shareholders' equity and consolidated and unconsolidated cash flow statement

The consolidated and unconsolidated condensed financial statements presented in this consolidated quarterly report were prepared in compliance with the Polish Accounting Standards defined by th September 1994 (Journal of Law No 76, pos. 694, 2002 with further amendments) and the Decree of the Council of Ministers of 16 October 2001 on type, form and scope of current and peri publication by issuers of securities allowed to be traded publicly (Journal of Law No 139, pos. 1569 with further changes) and cover the period from 1 January 2004 to 31 March 2004 and comparat 31 March 2003.

The accounting rules applied by PKN ORLEN S.A. ("the Company", "Dominant Company", "PKN ORLEN") and the Capital Group of Polski Koncern Naftowy ORLEN S.A. ("the Capital Group" the change described in point 2 below, were presented in published annual reports: unconsolidated and consolidated for the year 2003.

2. Accounting policies in the Capital Group of Polski Koncern Naftowy ORLEN

In 1 Q 2004 the Company and the Capital Group did not adopt any significant changes in applied accounting policies in comparison to policies applied by the Company and the Capital Group in year : translation of balance items in foreign currencies due to change in Polish Accounting Standards. Starting from 1 January 2004 assets and liabilities as at balance date are translated using the same given currency by the National Bank of Poland for this date. As a consequence of those changes comparable data presented in these financial statements were restated.

	Net profit	Shareholders' equity	
	period from 1 January 2003 to 31 March 2003	31 December 2003	31 March 2003
As per published financial statements	366,712	9,129,889	8,313,571
Difference	14,922	26,097	28,805
Comparable data (restated)	381,634	9,155,986	8,342,376

3. Method of preparation of the consolidated financial statements

For preparation of the consolidated and unconsolidated balance sheet, consolidated and unconsolidated income statement, statement of changes in consolidated and unconsolidated sharehold unconsolidated cash flow statement, the same rules were applied as for preparation of consolidated and unconsolidated financial statements in year 2003.

The condensed consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated results of operation, I each period presented.

4. Principles of calculation of the selected financial data denominated in EURO

Selected financial data has been recalculated to EURO according to the following principles:

- balance sheet items - the average rate published as at 31 March 2004 - i.e. 4.7455 zloty/ EURO,
- income statement and cash flow items - exchange rate calculated as a simple average of National Bank of Poland average rates for the last day of each month of the period from 1 January 2004 to – i.e. 4.7938 zloty/ EURO.

. INFORMATION ON CHANGES IN PROVISIONS AND FIXED ASSETS IMPAIRMENT LOSSES - CONSOLIDATED DATA

Impairment of assets

1. Impairment of tangible fixed assets

Q 2004	
3alance as at 1.01.2004	89,823
increases during the period 1.01.2004 – 31.03.2004	13,219
Decreases during the period 1.01.2004 – 31.03.2004	(4,769)
3alance as at 31.03.2004	98,273

2. Impairment of construction in progress

Q 2004	
3alance as at 1.01.2004	37,636
Increases during the period 1.01.2004 – 31.03.2004	-
Decreases during the period 1.01.2004 – 31.03.2004	(3)
3alance as at 31.03.2004	37,633

3. Adjustments in the valuation of financial fixed assets and differences in the valuation of contribution in-kind

3.1. Impairment of financial fixed assets

Q 2004	
3alance as at 1.01.2004	71,389
ncreases during the period 1.01.2004 – 31.03.2004	-
Decreases during the period 1.01.2004 – 31.03.2004	(215)
3alance as at 31.03.2004	71,174

ence in the valuation of contribution in-kind related to financial long-term assets

ıt 1.01.2004	3,548
ıring the period 1.01.2004 – 31.03.2004	1
uring the period 1.01.2004 – 31.03.2004	(12)
ıt 31.03.2004	3,537

ıl debt provision

at 1.01.2004	316,863
ıring the period 1.01.2004 – 31.03.2004	9,162
luring the period 1.01.2004 – 31.03.2004	(13,904)
at 31.03.2004	312,121

nent of inventories

the value of impairment of inventories of the Group amounts to PLN 2,225 thousand.

ns

n for deferred tax

t 1.01.2004*	212,323
ring the period 1.01.2004 – 31.03.2004	58,869
uring the period 1.01.2004 – 31.03.2004	(50,028)
t 31.03.2004	221,164

N 6,121 thousand of opening balance adjustment relating from change in accounting policies

n for jubilee and retirement bonuses

t 1.01.2004	158,588
ring the period 1.01.2004 – 31.03.2004	3,507
uring the period 1.01.2004 – 31.03.2004	(3,838)
t 31.03.2004	158,257

rovisions

	Environmental provision	Provision for business risk	Other provisions
t 1.01.2004	406,792	21,812	29,200
ring the period 31.03.2004	14	-	181
uring the period 31.03.2004	(947)	(153)	(348)
t 31.03.2004	405,859	21,659	29,033

rom consolidation / Negative goodwill from consolidation

l from consolidation

at 1.01.2004	20,856
uring the period 1.01.2004 – 31.03.2004	-
luring the period 1.01.2004 – 31.03.2004	(1,473)
at 31.03.2004	19,383

e goodwill from consolidation

at 1.01.2004	301,369
uring the period 1.01.2004 – 31.03.2004	455
luring the period 1.01.2004 – 31.03.2004	(7,556)
at 31.03.2004	294,268

;CRIPTION OF CAPITAL GROUP OPERATIONS IN I Q 2004 AND DETAILS OF FACTORS AND EVENTS HAVING A MATERIAL INFLUENCE ON THE FINANCIAL RI

ıd of 1Q 2004 PKN ORLEN S.A. owned directly or indirectly shares in following entities, which either are (directly or indirectly) controlled (jointly controlled) by PKN ORLEN or PKN O nt influence:

92 subsidiaries,

2 companies jointly controlled,

24 associates.

arison to the end of 1Q 2003 there was a fall in the total number of subsidiaries, joint ventures and associates from 150 to 118. In 1Q 2004 there were 81 entities consolidated, whereas in 1Q 2

t important factors having material influence on operating results in 1Q 2004 in comparison to 1Q 2003 are as follows:

increase of refining margin ("crack") on quotations for gasoline from 82.07 to 101.66 USD/ton (by 23.9%),

increase in average price of Brent crude oil quotations from 31.52 to 32.05 USD/bbl (by 1.7%),

increase in discount of Ural crude oil in relation to Brent crude oil quotations from /-2.08/ USD/bbl to

/-2.95/ USD/bbl (by 41.8%),

increase in sales volume of gasoline by 19.0%,

increase in sales volume of Diesel by 22.9%,

increase in sales volume of Ekoterm by 10.1%,

increase of EURO average exchange rate from 4.19 to 4.78 PLN/EURO (by 14.1%),

decrease in USD average exchange rate from 3.90 to 3.82 PLN/USD (by 2.1%),

decrease of refining margin ("crack") on quotations for Diesel from 88.22 to 67.86 USD/ton (by 23.1%) and for Ekoterm from 63.23 to 41.69 USD/ton (by 34.1%),

decrease in volume of LPG retail sales by 5.4%,

decrease in sales volume of petrochemical products by 3.6%.

)04 the Capital Group retail sales and wholesales of motor fuels (gasoline, Diesel, LPG, Jet A-1) and light heating oil (Ekoterm) amounted to 2,307,628 tons and was higher than sales realis ious year by 338,382 tons (by 17.2%).

l sales of all products (refinery, chemical and other) in 1Q 2004 amounted to 3,305,816 tons and was higher than in 1Q of previous year by 282,603 tons (by 9.3%).

il sales of motor fuels (gasoline, Diesel, LPG) in 1Q 2004 amounted to 751,579 tons and was higher than sales in the corresponding period of previous year by 119,330 tons (by 18.9%),. !

dation of the business activity in Germany (in 2003 consolidated only from March 2003).

Sales trends of main products are presented in the tables below:

Sales volume of light products - the Capital Group of PKN ORLEN	1Q 2003		1Q 2004		Dynamics (%) 1 Quarter 2004/ 1 Quarter 2003
Wholesale of main light products, including:		**1,280,035**		**1,511,496**	**118.1**
- gasoline (tons)		327,925		393,614	120.0
- Diesel (tons)		466,341		580,204	124.4
- Ekoterm (tons)		435,463		484,182	111.2
Retail sales of motor fuels, including:	**813,202**	**632,249**	**966,252**	**751,579**	**118.9**
- gasoline (thousand litres) / (tons)	490,808	370,560	579,609	437,605	118.1
- Diesel (thousand litres) / (tons)	284,465	240,373	341,627	288,675	120.1
- LPG (thousand litres) / (tons)	37,929	21,316	45,016	25,299	118.7
Total sales of fuels (tons)		**1,969,246**		**2,307,628**	**117.2**
- including motor fuels (tons)		1,529,154		1,823,264	119.2

Lower level of margins on quotations for Diesel and Ekoterm and effects of unexpected events as described below (effect of contribution in kind of the organised part of the enterprise to Basell Orlen a decrease in operating profit both of the Dominant Company and of the Capital Group in comparison to the corresponding period of the previous year.

The results of the Dominant Company compared with the Capital Group were as follows:

Items	1Q 2003		PKN's share in the Group	1Q 2004		PKN's share in the Group
	Group	PKN	(%)	Group	PKN	(%)
Crude oil processing ('000 tons)	3,013	2,870	95.3	2,920	2 796	95.8
Net sales revenue	6,980,240	5,669,010	81.2	8,637,436	6,009,387	69.6
Profit on sales	521,692	472,783	90.6	503,625	472,068	93.7
Operating profit	598,692	655,781	109.5	513,520	464,875	90.5
Profit before taxation	528,328	586,812	111.1	487,258	437,702	89.8
Net profit	381,634	421,065	110.3	381,767	344,641	90.3

During 1Q 2004 the companies of the Capital Group processed 2,920 thousand tons of crude oil. The achieved level of processing was lower by 3.1% than in the comparable period of the previous ye

In 1Q 2004 profit on sales of the Capital Group reached the level of PLN 503,625 thousand and was lower by 3.5% than the result for 1Q 2003. While applying LIFO method, estimated profit on sa 391 million comparing to PLN 317 million in 1Q 2003.

In 1Q 2004 net profit of the Capital Group reached the level of PLN 381,767 and remained on comparable level to the result for 1Q 2003. While applying LIFO method, estimated net profit in 1Q 2(comparing to PLN 232 million in 1Q 2003.

In 1Q 2004 the share in the net profit of the Dominant Company in the net profit of the Capital Group decreased from 110.3% to 90.3% in comparison to 1Q 2003. Such significant fall results from the organised part of the enterprise to Basell Orlen Polyolefins Polska Sp. z o.o in the result of 1Q 2003.

In the financial data of the Dominant Company the net profit resulting from the difference between the book value of the contributed assets and liabilities and fair value of shares acquired a consolidated results of the Capital Group 50% of this amount were recognised (in proportion to shares owned by Basell Europe Holdings B.V. in capital of Basell Orlen Polyolefins Polska Sp. consolidated financial statements investment in Basell Orlen Polyolefins is presented under equity method.

Net profit of the Capital Group for 1Q 2004 was also influenced by presentation in the result the dividend paid by Polkomtel, amounting to PLN 68 million comparing to PLN 47 million in comparabl

Financial data with segment information of the Capital Group is presented below:

Items	1Q 2003				1Q 2004			
	Refining	Chemicals	Other operations	Total	Refining	Chemicals	Other operations	Total
Segment result	494	201	16	711	411	202	35	648
Unallocated corporate income				10				1
Unallocated corporate expense				(122)				(135)
Profit from operations				599				514

In 1Q 2004 segments' operating profit decreased by 14.2% in comparison to 1Q 2003. This was mainly caused by decrease of profit in refining segment by 16.8% (lower margins on quotations for with gross loss accounted in Germany). In 1Q 2003 the difference from valuation of contribution in kind to Basell Orlen Polyolefins Polska Sp. z o.o was recognized in result of chemical segment i (as stated above). After eliminating this transaction from the result of the year 2003, the result of chemical segment in 1Q 2004 was higher by 127% in comparison to 1Q 2003. This increase was caus market conditions.

Under Bonds Issuance Program in 1Q 2004 the Dominant Company completed 4 issuances of total value PLN 222 million. Bonds of total value amounting to PLN 100 million were acquired by c

LN 10 million acquired by companies from the Capital Group consolidated under full method):

PLN 13 m (BH),

PLN 50 m (BRE),

PLN 50 m (BH),

PLN 109 m (BH).

IV. UNUSUAL ITEMS AND EVENTS HAVING A MATERIAL INFLUENCE ON THE FINANCIAL RESULT

In the 3 month period ended 31 March 2004 there were no unusual items affecting the amounts presented in these financial statements.

V. SEGMENT DATA

	Refining and Marketing Segment for 3 month period ended		Chemical Segment for 3 month period ended		Other operations for 3 month period ended		Eliminations for 3 month period ended		for 3 m
	31 March 2004	31 March 2003	31 March 2004	31 March 2003	31 March 2004	31 March 2003	31 March 2004	31 March 2003	31 March 2004
Revenues									
External sales	7,496,990	5,962,662	958,581	888,367	181,865	129,211			8,637,43
Inter-segment sales	706,754	925,317	316,676	375,020	222,223	273,272	(1,245,653)	(1,573,609)	-
Total revenue	**8,203,744**	**6,887,979**	**1,275,257**	**1,263,387**	**404,088**	**402,483**	**(1,245,653)**	**(1,573,609)**	**8,637,43**
Costs	**(7,807,041)**	**(6,376,373)**	**(1,074,896)**	**(1,170,880)**	**(367,519)**	**(375,251)**	**1,245,460**	**1,574,266**	**(8,003,996**
Other operating income	28,244	44,499	3,967	119,304	6,993	3,683			39,20
Other operating cost	(13,411)	(62,547)	(2,606)	(11,246)	(8,850)	(14,547)			(24,867
Result									
Segment result	**411,536**	**493,558**	**201,722**	**200,565**	**34,712**	**16,368**	**(193)**	**657**	**647,77**
Unallocated corporate income									88
Unallocated corporate expenses									(135,145
Profit from operations									**513,52**
Financial income									92,94
Financial expenses									(125,373
Loss on disposal of all or part of shares in subordinated entities									-
Gross profit									**481,09**
Extraordinary gains									11
Extraordinary losses									(33
Write-off of goodwill from consolidation	(1,187)	(1,149)	-	-	(286)	(209)	-	-	(1,473
Write off of negative goodwill from consolidation	1,481	2,332	6,060	6,060	15	4	-	-	7,55
Profit before taxation									**487,25**
Income taxes									(106,837
Other obligatory charges on profit (increase of loss)									-
Share in profit (losses) of subordinated entities accounted for using equity method	64	(354)	11,926	9,399	6,581	3,880	-	-	18,571
Minority interests									(17,225
Net profit									**381,76**

	Refining and Marketing Segment for 3 month period ended		Chemical Segment for 3 month period ended		Other operations for 3 month period ended		Total for 3 month period ended	
	31 March 2004	31 March 2003	31 March 2004	31 March 2003	31 March 2004	31 March 2003	31 March 2004	31 March 2003
Property, plant, equipment and intangible assets expenditures	94,629	127,141	147,005	61,476	13,957	9,381	255,591	197,99[illegible]
Property, plant, equipment and intangible assets expenditures unallocated to segments							3,771	5,71[illegible]
Total property, plant, equipment and intangible assets expenditure							**259,362**	**203,71[illegible]**
Segment depreciation	197,700	178,500	43,734	49,813	35,750	41,497	277,184	269,81[illegible]
Unallocated assets depreciation							8,822	8,37[illegible]
Total depreciation							**286,006**	**278,18[illegible]**
Non-cash expenses other than depreciation	9,955	63,873	624	5,896	7,793	12,030	**18,372**	**81,79[illegible]**

Geographical segments

As the result of long term investments in Germany, beginning from 1 March 2003 the Group operates in Poland and Germany. The following table shows the distribution of the Company's conso segmental reporting for business segments for 3 month periods ended 31 March 2004 and 31 March 2003.

	Refining and Marketing Segment for 3 month period ended		Chemicals Segment for 3 month period ended		Other operations for 3 month period en	
	31 March 2004	31 March 2003	31 March 2004	31 March 2003	31 March 2004	31 M[illegible] 20[illegible]
Export Sales	197,882	153,329	221,188	230,024	7,501	1,[illegible]
Domestic sales	5,371,558	5,166,416	737,393	658,343	174,364	127,[illegible]
Sales in Germany	1,927,550	642,917	-	-	-	
Total external revenue	**7,496,990**	**5,962,622**	**958,581**	**888,367**	**181,865**	**129,[illegible]**

VI. MOST IMPORTANT EVENTS FOR THE PERIOD FROM 1 JANUARY 2004 TO THE DAY OF PREPARATION OF THIS REPORT EARLIER REPORTED IN THE CURRENT

1. The Management Board of PKN ORLEN ("Issuer") announced that on 31 December 2003 PKN ORLEN signed yearly contracts:

   1. with BP Polska Spolka z o.o. The subject of the agreement is sales of gasoline and diesel fuel to the company BP Polska Sp. z o.o. in 2004. The estimated value of the contract amounts to PI
   2. with SHELL Polska Spolka z o.o. The subject of the agreement is sales of gasoline and diesel fuel to the company SHELL Polska Sp. z o.o. in 2004. The estimated value of the contract am (gross).

   The above-mentioned agreements are „significant agreements" as defined in the Ordinance of the Council of Ministers, of October 16, 2002, regarding the current and periodic information to be as the total value of particular agreements exceeds 10% of Issuer's equity.

2. The Management Board of PKN ORLEN announced, that on 7 January 2004 PKN ORLEN and ConocoPhillips Central and Eastern Europe Holdings B.V. with its registered offic ("ConocoPhillips") signed an agreement whereby they agreed the intention to co-operate in the privatisation process of Unipetrol a.s., a company operating in the Czech oil sector ("Uni preliminary terms of the cooperation of the parties, outlines the proposed ultimate shareholding of the parties in some of the companies of Unipetrol Group and the potential terms of the acquisiti Unipetrol Group, in the event of the PKN ORLEN successful participation in the Unipetrol privatisation. The agreement represents an early stage in the discussions between ConocoPhillips constitute a legally binding obligation of any party to enter into any future agreement.

3. On 9 January 2004 the Management Board of PKN ORLEN announced, that PKN ORLEN (I) was informed that on 6 January 2004, Basell Orlen Polyolefins Sp. z o.o. with its registered of joint-venture company of PKN ORLEN and Basell Europe Holdings B.V. with its registered office in Haarlemmermeer, the Netherlands („BEH") - executed an advisory services agreement (between PKN ORLEN, the JV Company and BEH; and (II) PKN ORLEN entered into the agreement on construction and co-financing of infrastructure facilities with the JV Company („OSBL A

4. The Management Board of PKN ORLEN announced, that on 12 January, 2004 PKN ORLEN submitted an indicative offer (the "Offer") for the acquisition of 62.99% of the share capital operating in the Czech oil sector ("UNIPETROL"), and the purchase of the receivables of Ceska Konsolidacni Agentura ("CKA") towards certain entities directly or indirectly owned by UNIPE purchase of 9.76% of the share capital of SPOLANA, a.s., currently owned by CKA (collectively the "CKA Assets"). PKN ORLEN proposed the initial price in the Offer based on the review o received at this stage. PKN ORLEN expects that in the next phase of the above-mentioned project, it will have the opportunity to carry out legal, financial, environmental and technical due properly assess the value of UNIPETROL and other rights and obligations related to privatisation process. The price in the final offer for the acquisition of UNIPETROL shares and CKA Asset adjusted. The Offer is part of PKN ORLEN's strategy to be on the forefront of consolidation process in Central European downstream. The acquisition of UNIPETROL is one of the next signifi represents a perfect opportunity for PKN ORLEN to: (I) to expand its geographic presence, (II) enter the attractive Czech market and (III) strengthen its position in Southern Poland. PKN O strategic investor and regional consolidator of the most important assets of UNIPETROL, while PKN ORLEN signed an agreement on cooperation with AGROFERT HOLDING, a.s. to procu assets (not considered as core business of PKN ORLEN). Moreover, PKN ORLEN informed in current report dated 8 January 2004, that it signed an agreement with ConocoPhillips whereb operate in the privatisation process of Unipetrol a.s.

5. On 27 January the Management Board of PKN ORLEN announced, that it issued parent company guarantee to Shell Deutschland Oil GmbH – to secure the liabilities of ORLEN Deutschl
subsidiary in Germany) arising from ORLEN Deutschland's fuel trading operations – amounting to EUR 40,000 thousand. The guarantee is valid till 31 January 2005. PKN ORLEN holds 10(
GmbH. On 10 February 2004 the Management Board of PKN ORLEN informed that it provided its subsidiary – PKN ORLEN Deutschland GmbH with a corporate guarantee in the amount of
till 31 January 2005.

6. The Management Board of the Company announced, that it provided on 19 February 2004 with a corporate guarantee following companies: HGM Roland Mineralöl Handel GmbH, Holborn Eu
Louis Dreyfus & Cie Mineralöl GmbH, Mabanaft Deutschland GmbH & Co. KG, Deutsche BP Aktiengesellschaft totalling to EUR 22m and USD 40m and guaranties in form of guarantee lette
und Vereinsbank AG, Dresdner Bank AG, Commerzbank AG totalling to EUR 15m in order to secure the execution of trade payables of its German subsidiary ORLEN Deutschland GmbH resul
warranties and guaranties will replace current securities provided by PKN ORLEN on 29 July 2003.

7. On 1 March 2004 the Polish State Treasury, following the resignation of Jacek Bartkiewicz from his position as a member of the Supervisory Board of PKN ORLEN, appointed Grzegorz Mroczl
on 2 April 2004 the Polish State Treasury appointed Maciej Kruk as a member of the Supervisory Board of PKN ORLEN, to replace Grzegorz Mroczkowski. On 8 April 2004 the Polish State Tr
as a member of the Supervisory Board of PKN ORLEN, to replace Maciej Kruk.

8. On 8 April 2004 the Extraordinary Shareholders Meeting of PKN ORLEN dismissed Maciej Gierej, Edward Grzywa, Andrzej Kratiuk and Orest Nazaruk from the Supervisory Board, and sim
Andrzej Wieczorkiewicz, Andrzej Studzinski and Marian Czakanski were appointed to the Supervisory Board.

9. On 16 April 2004 the Management Board of PKN ORLEN informed that it has withdrawn from submitting a binding offer to purchase shares of SNP Petrom S.A. PKN ORLEN is currentl
processes in the oil and gas sector in Central Europe. PKN ORLEN had requested twice the Romanian Government to extend the deadline of the submission of the binding offers due to the
analysis, with respect to the impact of these processes on PKN ORLEN's participation in the privatisation of SNP Petrom. However, the Romanian Government decided not to extend the current

10. On 21 April 2004 the Management Board of PKN ORLEN announced that a preliminary contract was concluded for the sale of all 9,600 shares in Flexpol Sp. z o.o. ("Flexpol"), with its regis
40% of the initial capital of Flexpol. The book value of the shares is PLN 4.8m. The sale price is PLN 7.2m. There are the following conditions to be fulfilled before the promissory contract will b
ORLEN to the investor of both the devices rented by Flexpol from PKN ORLEN and the property partially rented by Flexpol from PKN ORLEN. The above mentioned sale requires the appr
Meeting of the company. UOKiK's (the Polish Office for Protection of Competition and Consumers) assent for the investor to buy the shares. It is estimated that from the sale of the share
(Flexpol's devices and real estate) by the investor, PKN ORLEN will record a gross profit of around PLN 16m. It is also assumed that Flexpol will pay its previous shareholders a dividend am
2003 (i.e. for PKN ORLEN the amount of PLN 1.2m).

11. On 22 April 2004 the Supervisory Board of PKN ORLEN appointed Krzysztof Kluzek to the position of the member of the Management Board. Simultaneously he resigned from the position
Board of PKN ORLEN.

12. On 23 April 2004 the Management Board informed that PKN ORLEN submitted an offer (the "Offer") for the acquisition of 62.99% of the share capital of UNIPETROL, a.s., a company ("UNIPETROL"), and the purchase of the receivables of Ceska Konsolidacni Agentura ("CKA") towards certain entities directly or indirectly owned by UNIPETROL, as well as for the purchas Spolana, a.s., currently being held by CKA (collectively the "CKA Assets").

13. On 26 April 2004 the Management Board of PKN ORLEN informed that on 19 April 2004 a District Court in Gdansk (XII Economic Department of National Court Register) registered change: Marine Service Sp. z o.o. with its registered office in Gdansk – an initial capital increase and change of company's main areas of activities. The initial capital of CPN Marine was increased fro level of PLN 1,000,000 – that is by 950,000, through issuance of 1,900 shares with par value of PLN 500,000 each. The capital was increased through cash contribution from PKN ORLEN. The new name of the company - Centrum Komercjalizacji Technologii Sp. z o.o. PKN ORLEN owns 100 per cent of the total shares in Centrum Komercjalizacji Technologii Sp. z o.o. The company and management consulting.

14. On 29 April 2004 Polski Koncern Naftowy ORLEN S.A. received a letter from WestLB a financial advisor to Czech National Property Found ("NPF") and a state agency Ceska Konsolidacni that the Czech Government selected PKN ORLEN as the successful bidder in the auction for the 62.99% stake in Czech downstream oil and petrochemicals group, Unipetrol a.s. ("Unipetrol") ORLEN will also acquire associated receivables toward some of the Unipetrol Group companies and 9.76% stake in Unipetrol's producing subsidiary, Spolana a.s. ("Spolana"), held by CKA. PK CZK 11.3 billion for the 62.99% stake in Unipetrol, CZK 1.0 million for CKA's 9.76% stake in Spolana and approx. CZK 1.7 billion for CKA's receivables with a total nominal value of appr million, and USD 4.9 million, as of April 1, 2004. Following the acquisition of the NPF's stake in Unipetrol and in accordance with Czech law, PKN ORLEN will launch a mandatory tende minority shareholders in Unipetrol and its listed subsidiaries. PKN ORLEN has agreed on the basis of the agreements with ConocoPhillips Central and Eastern Europe Holdings B.V., one of companies ("ConocoPhillips") and Agrofert Holding, a.s., the second largest chemicals group in the Czech Republic ("Agrofert"), to procure as a majority shareholder in Unipetrol the sale by assets to ConocoPhillips and to Agrofert, after successful completion of the privatisation process. A large portion of the funds for the financing of the above transaction is already provided in t credit facilities. The reminder will be arranged for within the time periods indicated in the payment schedules relating to the transaction. Management believes that completion of the transaction of any covenants under the syndicated credit facility agreement. Some banks have already offered PKN ORLEN their assistance in financing the transaction in question. PKN ORLEN will prov this transaction upon signing of Share Sale and Purchase Agreement with NPF. The transaction is expected to close by the end of the third quarter of 2004, once necessary Czech regulatory appro

15. On 30 April 2004 the Management Board made public the joint statement of MOL and PKN ORLEN on their talks advancement. On 20 November 2003, MOL and PKN ORLEN signed a initiating exclusive negotiations to evaluate the potential merits of closer cooperation between the two companies. The Memorandum of Understanding provided for an initial period of exclusiv PKN ORLEN in respect of the potential co-operation. The comprehensive analysis conducted jointly during the recent months has clearly indicated to both companies the strong business logic a parties have made substantial progress on the creation of an agreed, detailed cooperation framework, but further discussions are still required to reach a binding agreement and to secure approva and corporate bodies. Cooperation between the parties, which has started on the basis of the Memorandum of Understanding, will be continued upon the progress made so far.

VII. SHAREHOLDERS POSSESSING DIRECTLY OR INDIRECTLY THROUGH DEPENDENT ENTITIES AT LEAST 5% OF VOTES AT THE GENERAL MEETING OF SH OF ISSUE OF QUARTERLY REPORT

Shareholder	Share in number of votes at the GM as at the day of previous quarterly report publication, in %*	Number of shares as at the day of previous quarterly report publication*	Change (%) during the period 16.02.2004-30.04.2004	Share in number of votes in % at the GM as at the day of issue of this report**	Number of shares as at the day of issue of this report**
Nafta Polska S.A.	17.32%	74,076,299	-	17.32%	74,076,299
State Treasury	10.20%	43,633,897	-	10.20%	43,633,897
The Bank of New York (GDR owner)	10.77%	46,063,106	0.14	10.91%	46,653,600
Others	61.71%	263,935,759	(0.14)	61.57%	263,345,265
	-------	--------	-------	-------	--------
Total	100%	427,709,061	-	100%	427,709,061
	========	=========	========	========	=========

* Data as at 16 February 2004

** Data as at 30 April 2004

On 20 June 2002 the Company was informed, that Kulczyk Holding S.A. and its affiliates, possessed 23,911,206 shares of PKN ORLEN, which constitutes 5.59% of total number of votes at the Gene

On 4 July 2003 the Company was informed by Commercial Union Mutual Pension Fund BPH CU WBK, located in Warsaw, that Commercial Union Mutual Pension Fund BPH CU WBK possessed of PKN ORLEN, which constitutes 5.04% of the total number of shares at the General Meeting of Shareholders.

Stake of the above shareholders (in %) in the share capital of the Company is consistent with proportion in the number of votes at the General Meeting of Shareholders as at the day of issue of this rep

VIII. CHANGES IN THE COMPANY SHARES POSSESSED BY THE MANAGEMENT BOARD AND BY THE SUPERVISORY BOARD, ACCORDING TO INFORMA COMPANY

The Company shares possessed by the Management Board and by the Supervisory Board in I Q 2004:

	Number of shares as at the day of last quarterly report publication*	Acquired	Disposed	Increases due to changes in the Management Board	Decreases due to changes in the Management Board	Number of shares as at the day of publication of this report**

Management Board	-	-	-	-	-	-
Supervisory Board	-	-	-	407	-	407

16 February 2004

30 April 2004

IX. INFORMATION ON MATERIAL LEGAL ACTIONS AND OTHER RISKS CONCERNING THE COMPANY OR ITS DEPENDENT ENTITIES

1. On 15 November 2002, based on the act on restructuring of certain budget receivables from enterprises, Rafineria Trzebinia S.A, the Company's subsidiary, applied for the restructuring of bud duty and VAT for the period from June to December 1998. On 30 December 2002 fiscal authorities issued a decision on restructuring conditions of payables concerning VAT and excise duty of the restructuring charge in the amount of PLN 5.3m. The charge was paid in full in January 2003.

   As a result of the audit performed by the Tax Audit Office in Krakow, tax allowance for the months I-XII.1999, I-XII.2000 and I-XII.2001 on VAT concerning production of diesel fuel with component extracted from reprocessed used oil, was questioned. On 22 December 2003 the company rec Tax Audit Office in Krakow, which stated the additional VAT liability together with penalties in the total amount of PLN 79.8m.

   As a result of the above decisions, the Management Board of Rafineria Trzebinia S.A. applied to the Tax Office in Chrzanow for partial remission of the liability based on a significant intere regulations regarding the tax allowance on reprocessing of used oil. The application received a favourable opinion of the Tax Office Jury in Krakow. On 29 December 2003 Rafineria Trzebinia tax liability covered by the decisions of Tax Audit Office Director. On 31 December 2003 the Head of Tax Office in Chrzanow, after obtaining a positive opinion from Tax Office Jury in Krako remaining liability of PLN 68m was cancelled. The remaining VAT liabilities were cancelled by the decision of the Head of Tax Office of Malopolska region dated 30 April 2004. Liabilities from the decision of the Head of Customs Office I were cancelled on 19 April 2004. The restructuring process of remaining tax liabilities of Rafineria Trzebinia S.A. for years 1999-2001 was Head of Tax Office in Chrzanow dated 12 March 2004. As at the date of these financial statements Rafineria Trzebinia S.A. had no overdue budget liabilities related to the excise tax or VAT.

2. In accordance with the Agreement signed on 20 December 2002, Tankpol Sp z o.o transferred to PKN ORLEN due to cession, 40% of shares held in ORLEN PetroTank Sp z o.o. in exchange f o.o. Final settlement of this transaction should be made after valuation of shares in ORLEN PetroTank Sp. z o.o. On 30 October 2003 a legal case was filed against PKN ORLEN as compens return of the ceded shares. On 26 January 2004 Tankpol Sp. z o.o. modified its claim for repayment of PLN 36,383 thousand or return of the ceded shares. Together with the claim, Tankpol Sp. z ORLEN PetroTank Sp. z o.o. *amounting to PLN 232,147 thousand. On 22 January 2004* Tankpol Sp. z o.o. approached Company with a compromise offer, stating, that the claim will be revoked i thousand. On 18 February 2004 during the first hearing the court suspended the legal proceeding for the period of three months, in order to allow parties to reach a compromise. The above Company's Management view, based on the independent legal opinion obtained, the final outcome of the above claim should not have a material impact on the presented financial results.

3. Due to the public information in relation to the Company's purchase transactions, the Supervisory Board has taken actions including requests to audit firms to perform specific test procedures, above information, including an analysis of the specified procurement transactions. The reports on these procedures have been presented to the Supervisory Board for further analyses. Simultanec notifications to the Public Prosecutor's Office regarding a suspicion of a commitment of crimes connected with:

   - disclosure of confidential information, included in auditors' reports,
   - violation of the Company's purchase procedures

   The final outcome of the above notifications is not known as at the date of the preparation of these financial statements. However, in the Management's opinion, there are no circumstances in matters may materially impact the true and fair presentation of the accompanying consolidated and unconsolidated condensed financial statements for the 3 month period ended 31 March 2004.

4. On 20 May 2003, the Management Board of the Company submitted a put option execution declaration for all Niezalezny Operator Miedzystrefowy Sp. z o.o. ("NOM") shares owned by PKN t ("PSE"). The "put" price equals to PLN 111,5m and is calculated as a sum of a par value of the shares sold and a cumulative investment premium calculated according to the Agreement cooperation between the NOM shareholders.

   On 20 October 2003, PSE filed a suit to the Court of Arbitration of the Polish Chamber of Commerce in Warsaw, regarding the determination of the validity of the shares sales agreement. Up t financial statements the legal proceedings in the Court of Arbitration were not commenced.

ɔinion of the Management Board of the Company, based on independent legal analyses, the Company executed its put option and sold NOM shares to PSE. Consequently, the Company re
ng to PLN 27,5m (difference between purchase price of the stakes and the sales price resulting from the put option). According to the Management Board the receivable of PLN 111,5m w

ırt of Arbitration of the Polish Chamber of Commerce in Warsaw fixed the date of first hearing on 3 June 2004.

X. INFORMATION ON LEGAL ACTIONS CONCERNING THE COMPANY'S OR ITS DEPENDENT ENTITIES' LIABILITIES OR RECEIVABLES ACCOUNTING F(COMPANY'S EQUITY

During the period from 1 January 2004 to 31 March 2004 the Company was not involved in any legal actions concerning the Company's or its dependent entities' liabilities or receivables ac(Company's equity.

XI. INFORMATION ON UNUSUAL TRANSACTIONS WITH RELATED ENTITIES

There were no unusual transactions with related entities in the Capital Group during the period from 1 January 2004 to 31 March 2004, where the value of the transaction would exceed EUR 500 thousand.

XII. INFORMATION ON GUARANTEES OF LOANS GRANTED BY COMPANY OR ITS SUBSIDIARIES TO OTHER ENTITIES, WHERE THE AMOUNT OF GUARANTI MORE OF THE COMPANY'S EQUITY

During the period from 1 January 2004 to 31 March 2004, the Dominant Company and its subsidiaries did not grant any sureties of loans, guarantees to any other entities or their subsidiaries, where would account for 10% or more of the Company's equity.

MANAGEMENT BOARD MEMBERS SIGNATURES

....

President – Zbigniew Wrobel **Vice President** – Slawomir Golonka

....

the Management Board | **Vice President** – Andrzej Macenowicz
luzek

....

ent – Jacek Strzelecki | **Vice President** – Janusz Wisniewski

Iay 2004

Regulatory Announcement

Go to market news section

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Sale of ORLEN Polimer
Released	15:43 12-May-04
Number	6004Y

PKN ORLEN SA
SEC File
82-5036

Current report 33/2004 dated 12 May, 2004

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") Central Europe's largest downstream oil company, announces that on 12 May 2004, on the basis of share transfer agreements, the Company sold 4,000 shares in ORLEN Polimer Sp. z o.o. ("ORLEN Polimer") with a par value of PLN 500 each, representing 100% of the initial capital of ORLEN Polimer and the same number of votes at its shareholders' meeting, for a total price of PLN 5,803,782.41 to Brenntag Polska Sp. z o.o.

As a result of the sale of the above-mentioned company, PKN ORLEN will record a gross profit amounting to PLN 3,803,782.41. As of the date of the transaction, the company employed 33 people.

Following the above transaction, PKN ORLEN will not have any holding in ORLEN Polimer.

ORLEN Polimer's activities include wholesale and retail plastics.

Except for the share transfer agreements referred to above, no other relations exist between the issuer and the issuer's managing or supervising persons and the sellers of the shares.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Sale of Serwis Lodz
Released	15:41 11-May-04
Number	5478Y

PKN ORLEN SA
SEC File
82-5036

Current report 32/2004 dated 11 May, 2004

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") Central Europe's largest downstream oil company, announces that on 11 May 2004, on the basis of share transfer agreements, the Company sold 5,913 shares in Serwis Lodz Sp. z o.o. ("Serwis Lodz") with a par value of PLN 100 each, representing 97.3% of the initial capital of Serwis Lodz and the same number of votes at its shareholders' meeting, for a total price of PLN 591,300 to Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. ("ZUD").

As a result of the sale of the above-mentioned service and maintenance company, PKN ORLEN will not have any holding in Serwis Lodz. As of the date of the transaction, the company employed 28 people.

Moreover, PKN ORLEN holds 99.94% shares in ZUD.

Except for the share transfer agreements referred to above, no other relations exist between the issuer and the issuer's managing or supervising persons and the sellers of the shares.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Joint statement by MOL&ORLEN
Released	08:51 30-Apr-04
Number	1860Y

PKN ORLEN SA
SEC File
82-5036

Current report 31/2004 dated 30 April 2004

Joint statement by MOL and PKN ORLEN on the progress of their cooperation discussions

On the 20th November 2003, MOL and PKN ORLEN signed a Memorandum of Understanding initiating exclusive negotiations to evaluate the potential merits of closer cooperation between the two companies. The Memorandum of Understanding provided for an initial period of exclusive consultation between MOL and ORLEN in respect of the potential co-operation.

The comprehensive analysis conducted jointly during the recent months has clearly indicated to both companies the strong business logic and potential for cooperation. The parties have made substantial progress on the creation of an agreed, detailed cooperation framework, but further discussions are still required to reach a binding agreement and to secure approvals from all relevant governmental and corporate bodies.

Cooperation between the parties which has started on the basis of the Memorandum of Understanding will be continued upon the progress made so far.

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	ORLEN Wins Bid for Unipetrol
Released	14:49 29-Apr-04
Number	1577Y

Re: Czech Government Decision – ORLEN wins bid for Unipetrol

Current Report No. 30/2004 dated 29 April 2004

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, informs that it has received today a letter from WestLB a financial advisor to Czech National Property Found ("NPF") and a state agency Ceska konsolidacni agentura ("CKA"), which states that the Czech Government has selected PKN ORLEN as the successful bidder in the auction for the 62.99% stake in Czech downstream oil and petrochemicals group, Unipetrol a.s. ("Unipetrol") held by the NPF. Therefore PKN ORLEN will also acquire associated receivables toward some of the Unipetrol Group companies and a 9.76% stake in Unipetrol's producing subsidiary, Spolana a.s. ("Spolana"), held by CKA.

PKN ORLEN has agreed to pay approx. CZK 11.3 bn for the 62.99% stake in Unipetrol, CZK 1.0 m for CKA's 9.76% stake in Spolana and approx. CZK 1.7 bn for CKA's receivables with a total nominal value of approx. CZK 3.1 bn and EUR 9.5 m and USD 4.9 m, as of April 1, 2004.

This transaction strengthens PKN ORLEN's position as the leading Central and East European downstream oil and petrochemicals player, and further demonstrates that PKN ORLEN is spearheading consolidation in the region.

Following the acquisition of the NPF's stake in Unipetrol and in accordance with Czech law, PKN ORLEN will launch a mandatory tender offer to acquire the interests of minority shareholders in Unipetrol and its listed subsidiaries.

PKN ORLEN has agreed on the basis of the agreements with ConocoPhillips Central and Eastern Europe Holdings B.V., one of the major oil and gas worldwide companies ("ConocoPhillips") and Agrofert Holding, a.s., the second largest chemicals group in the Czech Republic ("Agrofert"), following the successful completion of the privatization process, to procure as a majority shareholder in Unipetrol the sale by Unipetrol some of Unipetrol's assets to ConocoPhillips and to Agrofert.

A large portion of the funds for the financing of this transaction is already provided in the form of the currently available credit facilities. The reminder will be arranged for within the time periods indicated in the payment schedules relating to the transaction. The completion of the transaction will not result in any violation of any covenants under the syndicated credit facility agreement. The banks have already offered us their assistance in financing the transaction in question.

PKN ORLEN will provide investors with more details on this transaction upon signing of Share Sale and Purchase Agreement with NPF.

The transaction is expected to close by the end of the third quarter of 2004, once necessary regulatory approvals have been granted.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re: Czech Government Decision
Released	11:59 29-Apr-04
Number	1427Y

PKN ORLEN SA
SEC File
82-5036

Re: Czech Government Decision

Current Report No. 29/2004 dated 29 April 2004

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, informs that it has not received to date any official confirmation in writing that the Czech Government has selected PKN ORLEN as the successful bidder in the public tender procedure for the 62.99% stake in the leading Czech downstream oil and petrochemicals group, Unipetrol a.s. held by the National Property Fund.

The only information available to the Management Board of PKN ORLEN which might suggest that the Czech Government has made any decision as to the outcome of the above mentioned tender procedure is the information provided via telephone by WestLB, the advisor to the Czech Government.

The Management Board of PKN ORLEN will publish information regarding the decision of the Czech Government immediately upon receiving an official information.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Capital increase
Released	15:44 26-Apr-04
Number	0055Y

PKN ORLEN SA
SEC File
82-5036

Current report No 28/2004 dated 26 April, 2004

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, informs that on 19th April 2004 a District Court in Gdansk (Poland) registered an initial capital increase in CPN Marine Service Sp. z o.o. ("CPN Marine").

The initial capital of CPN Marine was increased through the issuance of 1,900 shares of a par value of PLN 500, from PLN 50,000 to PLN 1,000,000. The capital was increased through cash contribution from PKN ORLEN of PLN 950,000.

The District Court also registered the new name of the company - Centrum Komercjalizacji Technologii Sp. z o.o.

PKN ORLEN owns 100 per cent of the total shares in Centrum Komercjalizacji Technologii Sp. z o.o.

The company specialises in economic activities and management consulting.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Offer Document Posted
Released	07:00 26-Apr-04
Number	9738X

PKN ORLEN SA
SEC File
82-5036

Current report 27/2004 dated 24 April 2004

Polski Koncern Naftowy ORLEN S.A. ("**PKN ORLEN**") Central Europe's largest downstream oil company hereby announces that on April 23, 2004 PKN ORLEN submitted an offer (the "Offer") for the acquisition of 62.99% of the share capital of UNIPETROL, a.s., a company operating in the Czech oil sector ("UNIPETROL"), and the purchase of the receivables of Ceska konsolidacni agentura ("CKA") towards certain entities directly or indirectly owned by UNIPETROL, as well as for the purchase of 9.76% of the share capital of SPOLANA, a.s., currently being held by CKA (collectively the "CKA Assets").

The Offer is part of PKN ORLEN's strategy to be on the forefront of consolidation process in Central European downstream.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Change in Mgmnt Board-Amend
Released	07:00 23-Apr-04
Number	9263X

PKN ORLEN SA
SEC File
82-5036

Current Report No 26/2004 dated 22 April, 2004

Replacement of the Current Report No 25/2004 as of April 22, 2003 under the title *Change in Management Board*

In the Current Report No 25/2004 as of April 22, 2004 PKN ORLEN announced that the Supervisory Board of PKN ORLEN appointed **Mr Krzysztof Kluzek** to the position of the Vice President of the Management Board.

The words Vice President should be reverse, i.e. Mr Krzysztof Kluzek to the position of the member of the Management Board.

Thus, the correct version of the announcement in question should be as given below:

Polski Koncern Naftowy ORLEN SA ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby announces that on April 22nd , 2004 the Supervisory Board of PKN ORLEN appointed **Mr Krzysztof Kluzek** to the position of the member of the Management Board.

Mr Krzysztof Kluzek, age 46, graduated from Warsaw University of Technology, Faculty of Production Engineering. Since January 2001 he has been member of the Management Board of PZU S.A. headquarters.

Other posts he has held:

- 1998-2000 he was successively expert and Management Board commercial investment plenipotentiary in PZU Development (Capital Group PZU)
- 1998-99 Investment Consultant in Investment Group Centrum (Capital Group PZU).
- Director of Profus Management specialised in wholesale
- 1994-96 technical adviser and trade director in Teoma Sp. z o.o.
- Director of Custom Warehouse Sklad Celny Adara Sp. z o.o. (custom warehouse)
- Advisor to the President of Tesa Telekomunikacyjna Sp. z o.o.
- 2002-2004 Member of the Supervisory Board of PKN ORLEN.

Mr Krzysztof Kluzek has today resigned from the position of the member of the Supervisory Board of PKN ORLEN.

The newly elected member of the Management Board is not involved in any activity competitive with PKN ORLEN and is not a partner of any competitive company. He is not a member of any board of a competitive capital company and is not on the list of insolvent debtors kept on record on the National Court Register Act.

About PKN ORLEN

PKN ORLEN is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

-

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Change in Management Board
Released	17:27 22-Apr-04
Number	9226X

PKN ORLEN SA
SEC File
82-5036

Current report 25 dated April 22, 2004

Changes in the Management Board of PKN ORLEN SA

Polski Koncern Naftowy ORLEN SA ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby announces that on April 22nd , 2004 the Supervisory Board of PKN ORLEN appointed **Mr Krzysztof Kluzek** to the position of the Vice President of the Management Board.

Mr Krzysztof Kluzek, age 46, graduated from Warsaw University of Technology, Faculty of Production Engineering. Since January 2001 he has been member of the Management Board of PZU S.A. headquarters.

Other posts he has held:

- 1998-2000 he was successively expert and Management Board commercial investment plenipotentiary in PZU Development (Capital Group PZU)
- 1998-99 Investment Consultant in Investment Group Centrum (Capital Group PZU).
- Director of Profus Management specialised in wholesale
- 1994-96 technical adviser and trade director in Teoma Sp. z o.o.
- Director of Custom Warehouse Sk³ad Celny Adara Sp. z o.o. (custom warehouse)
- Advisor to the President of Tesa Telekomunikacyjna Sp. z o.o.
- 2002-2004 Member of the Supervisory Board of PKN ORLEN.

Mr Krzysztof Kluzek has today resigned from the position of the member of the Supervisory Board of PKN ORLEN.

The newly elected member of the Management Board is not involved in any activity competitive with PKN ORLEN and is not a partner of any competitive company. He is not a member of any board of a competitive capital company and is not on the list of insolvent debtors kept on record on the National Court Register Act.

About PKN ORLEN

PKN ORLEN is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Sale of the shares of Flexpol
Released	16:31 22-Apr-04
Number	9183X

PKN ORLEN SA
SEC File
82-5036

Current report no 24 dated 22 April 2004

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") Central Europe's largest downstream oil company, announces that on 21 April 2004 a preliminary contract was concluded for the sale of all 9,600 shares in Flexpol Sp. z o.o. ("Flexpol"), with its registered office in Plock, representing 40% of the initial capital of Flexpol.

The book value of the shares is PLN 4,800,000. The sale price is PLN 7,200,000.

There are the following conditions to be fulfilled before the promissory contract will be concluded:

- former sale by PKN ORLEN to the investor of both the devices/installation rented by Flexpol from PKN ORLEN and the real estate/property partially rented by Flexpol from PKN ORLEN. The above mentioned sale requires shareholders' approval.
- UOKiK's (the Polish Office for Protection of Competition and Consumers) assent for the investor to buy the shares.

It is estimated that from the sale of the shares and the repurchase of property (Flexpol's devices and real estate) by the investor, PKN ORLEN will record a gross profit of around PLN 16,000,000.

It is also assumed that Flexpol will pay its previous shareholders a dividend amounting to PLN 3,000,000 for the year 2003 (i.e. for PKN ORLEN the amount of PLN 1,200,000)

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re.: Correction to Annual Rep
Released	07:00 21-Apr-04
Number	8255X

PKN ORLEN SA
SEC File
82-5036

Current report no 23/2004 dated 20 April 2004

Amendment of periodic report in the form of 2003 annual unconsolidated report.

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby informs about the amendment of 2003 annual unconsolidated report, issued on 31 March 2004.

As a result of the editorial mistake, in Note 45 of Financial Statement: Contingent liabilities and risk, as well as in Note 1.4.1 of Management Board Commentary: Loans, sureties and guarantees granted to employees and companies of the Capital Group, the text concerning pledge on shares in BOP was omitted. (The Company informed about this pledge in current report no 97/2003 dated 20 December 2003). As a result, the above Notes are supplemented by the following:

k. Pledge on BOP shares

Pursuant to the registered share pledge agreement dated 19 December 2003, PKN ORLEN established for the benefit of Kredyt Bank S.A. with seat in Warsaw (acting as the Security Agent) (the "Security Agent") a registered pledge, and as the temporary security until the date of entering the registered pledge into pledge register an ordinary pledge (i.e., a pledge under Article 327 et seq. of the Civil Code), in respect of all the shares held by PKN ORLEN in the share capital of the BOP, that is, 907,398 shares with a nominal value of PLN 500 each, which shares represent 50% of the share capital of the Joint-Venture Company, and entitle the shareholder to exercise 50% of the votes at the Shareholders Meeting of the Joint-Venture Company. The condition for the effective establishment of the registered pledge is the entry of such pledge into the pledge register held by the applicable court. Upon registration of the registered pledge the ordinary pledge shall expiry.

The pledge established pursuant to the share pledge agreement dated 19 December 2003, provides a security for repayment of present and future pecuniary claims of the pledgee under the Hedging Intercreditor Agreement up to the maximum amount of 750,000,000 Euro.

On 23 January 2004 the entry to the pledge register in respect of all the shares of the BOP held by the Company was made.

As of 31 December 2003, due to condition precedents, BOP did not start to utilise financing facility to which relates the collateral described above.

About PKN ORLEN

Polski Koncern Naftowy ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sectors in Poland.

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re.:List after EGMs
Released	18:08 20-Apr-04
Number	8240X

Current Report 22/2004 dated 20 April 2004

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby discloses the list of shareholders who had a right to exercise at least 5% of total votes at the Extraordinary General Meeting of Shareholders of PKN ORLEN which was originally called on April 8, 2004.

No	Shareholder	Number of shares owned	Type of shares	Number of votes	Votes (%)
1.	**COMMERCIAL UNION OFE BPH CU WBK** Al. Jana Paw³a II 23 00-854 Warszawa	23,000,000	bearer	23,000,000	7.68%
2	***ING NATIONALE-NEDERLANDEN POLSKA OFE*** Ul. Ludna 2 00-406 Warszawa	18,000,000	bearer	18,000,000	6.01%
3	**NAFTA POLSKA Spó³ka Akcyjna** UL. JASNA 12 00-013 WARSZAWA	74,076,299	bearer	74,076,299	24.74%
4	**SKARB PAÑSTWA Reprezentowany przez Ministra Skarbu Pañstwa** UL. KRUCZA 36 / WSPÓLNA 6 00-522 WARSZAWA	43,633,897	bearer	43,633,897	14.58%
5	**THE BANK OF NEW YORK** 101 Barclay Street New York, N.Y. 10286, USA	45,386,000	bearer	45,386,000	15.16%

About PKN ORLEN

Polski Koncern Naftowy ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sectors in Poland.

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	SNP Petrom
Released	08:52 16-Apr-04
Number	6794X

PKN ORLEN SA
SEC File
82-5036

Current report 20/2004 dated 16 April 2004

Polski Koncern Naftowy ORLEN S.A. ("**PKN ORLEN**") Central Europe's largest downstream oil company hereby announces that it has withdrawn from submitting a binding expression of interest to the Romanian Ministry of Economy and Commerce in respect of the purchase of a 51% stake in SNP Petrom S.A., Romania's largest oil company.

PKN ORLEN is currently involved in a number of M&A processes in the oil and gas sector in Central Europe. PKN ORLEN has requested the Romanian Government to extend the deadline of the submission of the binding offer due to the need to conduct further, in-depth analysis, with respect to the impact of these processes on PKN ORLEN's participation in the privatization of SNP Petrom. The Romanian Government decided not to extend the current deadline of 15 April 2004,

PKN ORLEN continues to be interested in the Romanian market and would consider participating in any future privatization of SNP PETROM., should it not be sold in this tender.

(see also a release from 21 November 2003 and from 19 September 2003)

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Changes in Supervisory Board
Released	07:00 13-Apr-04
Number	5381X

PKN ORLEN SA
SEC File
82-5036

Current report No 19/2004 dated 8th April 2004

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company informs that the Extraordinary Meeting of Shareholders on April 8, 2004 dismissed from the Supervisory Board:

1. Maciej Gierej
2. Edward Grzywa
3. Andrzej Kratiuk
4. Orest Nazaruk

On April 8, 2004 the Extraordinary Meeting of Shareholders appointed to the Supervisory Board:

1. Jacek Walczykowski
2. Andrzej Wieczorkiewicz
3. Andrzej Studzinski
4. Marian Czekanski

Mr **Jacek Walczykowski**, aged 50, graduated from the Warsaw University, Faculty of Law and Administration (1978). He completed post-graduate study in Industrial Property Protection at the Adam Mickiewicz University in Poznan, Faculty of Law and Administration. He also passed the judicial (1981) and counsellor (1985) legal-training exam.

1979-2002	Legal agent, Supervisory Board Secretary and Vice President – Elektrim S.A.
1987 - 1999	Head of the Legal Office
	President of the Carcom Warsaw Sp. z o.o.
	President of the Elektrim Telekomunikacja Sp. z o.o.
2000 – till now	Vice President and Arbitrator of the Arbitrary Court of the National Chamber of Commerce in Warsaw

Mr Jacek Walczykowski has served as a member of the following Supervisory Boards:

2000 – 2002	Polska Telefonia Cyfrowa GSM Sp. z o.o. ,
	Gielda Energii S.A.
	Penetrator S.A.

	Mostostalu Warszawa S.A.
	Elektrim –Telekomunikacja Sp. z o.o.
	El-Net S.A
	Bydgoska Fabryka Kabli in Bydgoszczy
	Elektrim Kable S.A
October 2003 - March 2004	Tele-Fonica S.A. in Myslenice

Mr Jacek Walczykowski is now the Vice President of Nafta Polska S.A.

Mr **Andrzej Wieczorkiewicz**, aged 62, graduated from Warsaw University Faculty of Economy (1966). He also completed post-graduate studies at the Center of European Studies of Lancy University, France. In 1974 he gained a Doctorate in Economy Science – international business relations, at Warsaw University, Faculty of Economy. In 1983 he was granted a postdoctoral lecturing qualification at Warsaw University Faculty of Economy.

1992-1993	Director and a Member of the Management Board of the International Bank in Poland
1993 – 1997	Undersecretary of State for Foreign Relations at the Cabinet – plenipotentiary of the President of Board of Ministers for Foreign Investments, responsible for PHARE Program.

Mr Wieczorkiewicz has served as a member of the following Supervisory Boards:

1998 – present	POL-MOT Holding S.A. (trading holding)
1997 – present	Powszechne Towarzystwo Emerytalne Ergo Hestia (pension fund)
2002	PKO BP (bank)
2002	PZU Zycie S.A. (insurance company)
1998 - 2002	Towarzystwo Ubezpieczen na Zycie UNIWERSUM S.A. (insurance company)
1997 - 1999	Z.E. PAK
1993 - 1995	BRE Bank

Mr Wieczorkiewicz currently serves as Professor at the Warsaw University, Faculty of Economy, Banking and Finance Department. He is also Professor at Kozminski University of Entrepreneurship and Management and a director of European Studies.

Mr. Marian Czakanski, aged 58, graduated from Warsaw School of Economics, faculty of Finance and Statistics. In 1971 – 72 he studied at the Massachusetts Institute of Technology, on a scholarship from the Ford Special Graduate Student Foundation. In 1975 he gained a doctorate degree at Warsaw University of Technology, Faculty of Social and Economy. He also completed a post-graduate degree at the Harvard Business School and Irish Development Institute, Faculty of Banking and Strategic Management.

1970 – 1989	Director of Export Development Department in Ministry of the International Economic Cooperation;
	Advisor to the Vice-President of the Cabinet, Director of the International Economic Cooperation;
	Visiting professor of marketing on the Blacksburg University in Virginia;
	Director of Science and Technical Development in the Planning Committee in the Cabinet;
	Lecturer at the Warsaw University of Technology, Faculty of Social and Economy Sciences
1989 – 1992	Advisor to the Ambassador of Poland in Canada
1992 – 1998	Vice-president of Pekao SA
1998 - 2000	Organizer and President of PTE Nationale-Nederlanden SA

Mr. Marian Czakanski is a member of the Polish Bank Association and international Advisor Committee in the field of business and marketing in Master Card Int..

He has acted as a member of the following Supervisory Boards:

1995-1998	Centrozap SA
1997-1998	Powszechny Bank Gospodarczy
2000	PTE ING NN

Mr Marian Czakanski is now a President of ING BSK S.A.

Mr **Andrzej Studzinski**, aged 55, graduated from the Warsaw University. He is a PhD in Law and a legal adviser. He has been a lawyer since 1972.

Work experience:

- Public Prosecutor's Office in Polish People's Republic
- PP Orbis Hotels in Gdansk
- Gdynia Maritime Academy
- Labour co-operative society
- Stocznia Gdanska S.A.
- Ministry of economy
- B.Jasinski University in Elblag
- Co-owner of the Justitia law Office in Gdynia.

Newly elected members of the Supervisory Board are not involved in any activity competitive with PKN ORLEN and are not partners of any competitive company. They are not members of any board of a competitive capital company and are not on the list of insolvent debtors kept on record on the National Court Register Act.

About PKN ORLEN S.A.

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's

largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Resolutions after EGMs
Released	07:00 13-Apr-04
Number	5380X

PKN ORLEN SA
SEC File
82-5036

Current report no 18/2004 dated 8th April 2004

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby announces full text of resolutions passed today by the Extraordinary General Meeting of Shareholders of PKN ORLEN.

RESOLUTION 1

OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 8 April 2004

regarding appointment of the Chairman of the Extraordinary General Meeting of Shareholders

Acting under Article 409, § 1 sentence 1 of the Commercial Companies Code and with respect to § 5 of the Constitution of the General Meeting of Shareholders of PKN ORLEN S.A., the Extraordinary General Meeting of Shareholders of PKN ORLEN S.A. hereby elects Mr Andrzej Wygladala to the position of the Chairman of the Extraordinary General Meeting of Shareholders.

The resolution was passed in a secret voting.

RESOLUTION No 2

OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 8 April 2004

regarding changes to the Agenda

Under art. 404 § 2 Commercial Companies Code the Extraordinary General Meeting of Shareholders hereby approves the following agenda:

1. Opening;

2. Election of the Chairman of the meeting;
3. Affirmation of the legality of the meeting;
4. Approval of the agenda;
5. Election of the Vote Counting Commission;
6. Resolution in respect of changes in the Supervisory Board of PKN ORLEN;
7. Resolution concerning approval for disposal (sale or lease) of self-operating parts of the Company;
8. Resolution concerning changes to the Rules for the use of the Privatisation Fund of PKN ORLEN
9. Resolution in respect of changes to the Company's Articles of Association;
10. Closure of the Meeting.

RESOLUTION No 3

OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 8 April 2004

regarding election of the Vote Counting Commission

Acting under § 8 of the Constitution of the Extraordinary General Meeting of Shareholders of PKN ORLEN SA, the Extraordinary General Meeting of Shareholders of PKN ORLEN S.A. hereby appoints the following members of the Vote Counting Commission:

- Aneta Berdys
- Marcin Kaminski
- Luiza Wyrebkowska

The resolution was passed in a secret voting.

RESOLUTION No 4

of

THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

of

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 8 April 2004

regarding the removal of member of the Supervisory Board of Polski Koncern

§ 1

Under § 8, item 2, point 2 of the Company's Articles of Association the Extraordinary General Meeting of Shareholders of PKN ORLEN decides to remove Mr Maciej Gierej from the Supervisory Board of PKN ORLEN.

§2

The resolution takes an immediate effect.

The resolution was passed in a secret voting.

RESOLUTION No 5

of

THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

of

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 8 April 2004

regarding the removal of member of the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Under § 8, item 2, point 2 of the Company's Articles of Association the Extraordinary General Meeting of Shareholders of PKN ORLEN decides to remove Mr Edward Grzywa from the Supervisory Board of PKN ORLEN.

§2

The resolution takes an immediate effect.

The resolution was passed in a secret voting.

RESOLUTION No 6

of

THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

of

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 8 April 2004

regarding the removal of member of the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Under § 8, item 2, point 2 of the Company's Articles of Association the Extraordinary General Meeting of Shareholders of PKN ORLEN decides to remove Mr Andrzej Kratiuk from the Supervisory Board of PKN ORLEN.

§2

The resolution takes an immediate effect.

The resolution was passed in a secret voting.

RESOLUTION No 7

of

THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

of

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 8 April 2004

regarding the removal of member of the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Under § 8, item 2, point 2 of the Company's Articles of Association the Extraordinary General Meeting of Shareholders of PKN ORLEN decides to remove Mr Orest Nazaruk from the Supervisory Board of PKN ORLEN.

§2

The resolution takes an immediate effect.

The resolution was passed in a secret voting.

RESOLUTION No 8

of

THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

of

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 8 April 2004

regarding the establishment of the number of members of the Supervisory Board of PKN ORLEN

§ 1

Under § 14, item 1 of the regulations of the General Meeting of Shareholders of PKN ORLEN, the Extraordinary General Meeting of Shareholders of PKN ORLEN establishes 9-member composition of the Supervisory Board of PKN ORLEN, including 2 members fulfilling requirements settled in § 8, item 5 of the Company's Articles of Association.

OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 8 April 2004

regarding appointment of the Chairman of the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Under § 8 item 4 of the Company's Articles of Association, the Extraordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. decides to appoint Mr Jan Waga to the position of the Chairman of the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§2

The resolution takes an immediate effect.

The resolution was passed in a secret voting.

RESOLUTION No 10

OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 8 April 2004

regarding appointment to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Under § 8 item 2 point 2 of the Company's Articles of Association, the Extraordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. decides to appoint Mr Andrzej Studzinski to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

Mr Andrzej Studzinski fulfils criteria described in § 8 item 5 of the Company's Articles of Association and he made the appropriate statement.

§2

The resolution takes an immediate effect.

The resolution was passed in a secret voting.

OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 8 April 2004

regarding appointment to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Under § 8 item 2 point 2 of the Company's Articles of Association, the Extraordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. decides to appoint Mr Marian Czakanski to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§2

The resolution takes an immediate effect.

The resolution was passed in a secret voting.

RESOLUTION No 12

OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 8 April 2004

regarding appointment to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Under § 8 item 2 point 2 of the Company's Articles of Association, the Extraordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. decides to appoint Mr Jacek Walczykowski to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§2

The resolution takes an immediate effect.

The resolution was passed in a secret voting.

RESOLUTION No 13

OF

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 8 April 2004

regarding appointment to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Under § 8 item 2 point 2 of the Company's Articles of Association, the Extraordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. decides to appoint Mr Andrzej Wieczorkiewicz to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§2

The resolution takes an immediate effect.

The resolution was passed in a secret voting.

RESOLUTION No 14

OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 8 April 2004

regarding approval of the motion made by a shareholder - The State Treasury - with respect to the change of the draft resolution regarding the sale or lease of the property comprising of the Wydzial Olejowy (Luboil Division)

§ 1

The Extraordinary General Meeting of Shareholders of PKN ORLEN hereby decides to change § 2 item 1 of the draft resolution regarding the sale or lease of the property comprising of the Wydzial Olejowy (Luboil Division) as below:

"The sale of self-operating part of the Company shall be executed at a price which is not lower than the net book value of fixed assets of Wydzial Olejowy (Luboil Division)."

-

To be replaced with the following:

-

"The sale of self-operating part of the Company shall be executed at a market price evaluated by the expert, which is not lower than the net book value of fixed assets of Wydzial Olejowy (Luboil Division)"

The resolution takes an immediate effect.

RESOLUTION No 15

OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 8 April 2004

regarding the sale or lease of the property comprising of the Wydzial Olejowy (Luboil Division) and including an amendment proposed by a shareholder - The State Treasury

§ 1

Under art. 393, point 3 of the Code of Commercial Companies and with respect to § 7, item 7, point 7 of the Company's Articles of Association, the Extraordinary General Meeting of Shareholders of PKN ORLEN hereby gives its assent to the sale or lease of the property as Wydzial Olejowy (Luboil Division), being a self-operating part of the Company.

§ 2

1. The sale of self-operating part of the Company shall be executed at a market price evaluated by the expert, which is not lower than the net book value of fixed assets of Wydzial Olejowy (Luboil Division).
2. The lease of the property shall be executed based on a rental equal to 102 per cent of monthly depreciation in case of property currently undergoing depreciation and 10 per cent of monthly depreciation for already depreciated property calculated from the initial value additionally charged with the property tax, a charge for the perpetual usufruct, and cost of utilities. The payment term of a lease rental equates to 30 days.
3. The conditions of sale or lease of property of Wydzial Olejowy (Luboil Division) will be presented to ORLEN Oil Sp. z o.o. based in Krakow, 19 Armii Krajowej street.

§ 3

The resolution takes an immediate effect.

RESOLUTION No 16

OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 8 April 2004

regarding the sale of the Company's self-operating property

§ 1

item 7, point 7 of the Company's Articles of Association, the Extraordinary General Meeting of Shareholders of PKN ORLEN hereby gives its assent to the sale of the property comprising part of self-operating properties of the Company - Oil Products Storage Facility No 73 in Szamotuly.

§ 2

Oil Products Storage Facility No 73 in Szamotuly will be sold to Przedsiebiorstwo Handlowo – Uslugowe "OKTANEX" Kabacinski sp. j. (previously PHU "OKTANEX" s.c.) in Szamotuly for a total net price of PLN 510,000.00.

§ 3

The resolution takes an immediate effect.

RESOLUTION No 17

OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 8 April 2004

regarding approval of the motion made by a shareholder - The State Treasury - with respect to the change of the draft resolution regarding the sale of the Company's self-operating property

§ 1

The Extraordinary General Meeting of Shareholders of PKN ORLEN hereby decides to change the draft resolution regarding to the sale of the property comprising part of self-operating properties of the Company (Oil Products Storage Facility No 7 and Oil Products Storage Facility No 11):

1. § 2 of the draft resolution as below:

"The sale can be executed through a tender at a price not lower than the market value set in a valuation made by a property / real estate expert. In case of a lack of bids, the sale can be executed through the next tender at a price not lower than 75 per cent of the starting price."

-

To be replaced with the following:

"The sale can be executed through an unlimited tender at a price not lower than the market value set in a valuation made by a property / real estate expert. In case of a lack of bids, the sale can be executed through the next tender at a price not lower than 75 per cent of the starting price."

2. § 3 of the draft resolution as below:

"In case of the voiding of a purchaser selected in accordance with the procedures as in § 2, the sale can be executed through reference to the invitation to tender after prior settlement of price and procedures by the Management Board."

To be replaced with the following:

"In case of the voiding of a purchaser selected in accordance with the procedures as in § 2, the sale can be executed through reference to the invitation to tender after prior settlement of price and procedures by the Management Board, approved by the Supervisory Board."

§ 2

The resolution takes an immediate effect.

RESOLUTION No 18

OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 8 April 2004

regarding the sale of the Company's self-operating property and including an amendment proposed by a shareholder - The State Treasury

§ 1

Under art. 393, point 3 of the Code of Commercial Companies and with respect to § 7, item 7, point 7 of the Company's Articles of Association, the Extraordinary General Meeting of Shareholders of PKN ORLEN hereby gives its assent to the sale of the following property comprising part of self-operating properties of the Company:

1. Oil Products Storage Facility No 7 in Lubaczow;
2. Oil Products Storage Facility No 11 in Starogard Gdanski;

§ 2

The sale can be executed through an unlimited tender at a price not lower than the market value set in a valuation made by a property / real estate expert. In case of a lack of bids, the sale can be executed through the next tender at a price not lower than 75 per cent of the starting price.

§ 3

In case of the voiding of a purchaser selected in accordance with the procedures as in § 2, the sale can be executed through reference to the invitation to tender after prior settlement of price and procedures by the Management Board, approved by the Supervisory Board.

§ 4

The resolution takes an immediate effect.

RESOLUTION No 19

OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 8 April 2004

regarding approval of the motion made by a shareholder - The State Treasury - with respect to the change of the draft resolution regarding the sale of the Company's self-operating property

§ 1

The Extraordinary General Meeting of Shareholders of PKN ORLEN hereby decides to change the draft resolution regarding the sale of the property comprising part of self-operating properties of the Company (Oil Products Storage Facility No 10, Oil Products Storage Facility No 13, Oil Products Storage Facility No 5):

1. § 2 of the draft resolution as below:

"The sale can be executed through a tender at a price not lower than 50 per cent of the market value set in a valuation."

-

To be replaced with the following:

"The sale can be executed through an unlimited tender at a price not lower than 50 per cent of the market value set in a valuation."

2. § 3 of the draft resolution as below:

"In case of the voiding of a purchaser selected in accordance with the procedures as in § 2, the sale can be executed through reference to the invitation to tender after prior settlement of price and procedures by the Management Board."

-

To be replaced with the following:

"In case of the voiding of a purchaser selected in accordance with the procedures as in § 2, the sale can be executed through reference to the invitation to tender after prior settlement of price and procedures by the Management Board, approved by the Supervisory Board."

§ 2

The resolution takes an immediate effect.

RESOLUTION No 20

OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 8 April 2004

regarding the sale of the Company's self-operating property and including an amendment proposed by a shareholder - The State Treasury

§ 1

Under art. 393, point 3 of the Code of Commercial Companies and with respect to § 7, item 7, point 7 of the Company's Articles of Association, the Extraordinary General Meeting of Shareholders of PKN ORLEN hereby gives its assent to the sale of the following property comprising part of self-operating properties of the Company:

1. Oil Products Storage Facility No 10 in Rybnik;
2. Oil Products Storage Facility No 13 in Rzepin;
3. Oil Products Storage Facility No 5 in Zary.

§ 2

The sale can be executed through an unlimited tender at a price not lower than 50 per cent of the market value set in a valuation.

§ 3

In case of the voiding of a purchaser selected in accordance with the procedures as in § 2, the sale can be executed through reference to the invitation to tender after prior settlement of price and procedures by the Management Board, approved by the Supervisory Board.

§ 4

The Extraordinary General Meeting of Shareholders of PKN ORLEN S.A. decides to change § 1 of the resolution no 29 of the Ordinary General Meeting of Shareholders of PKN ORLEN S.A. dated 14 May 2001 regarding sale and lease of the Company's self-operating entities incorporating Nafta Polska's corrections as follows:

- it decides to delete point 24 as below:

"Oil Products Storage Facility No 10 in Rybnik"

- it decides to delete point 25 as below:

"Oil Products Storage Facility No 13 in Rzepin"

- it decides to delete point 31 as below:

"Oil Products Storage Facility No 5 in Zary"

§ 5

The resolution takes an immediate effect.

RESOLUTION No 21

OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 8 April 2004

regarding approval of the motion made by a shareholder - The State Treasury - with respect to the change of the draft resolution regarding the sale of the Company's self-operating property

§ 1

The Extraordinary General Meeting of Shareholders of PKN ORLEN hereby decides to change the draft resolution regarding the sale of the property comprising part of self-operating properties of the Company Oil Products Storage Facility No 2:

1. § 2 of the draft resolution as below:

"The sale can be executed through a tender at a price not lower than 50 per cent of the market value set in a valuation."

-

To be replaced with the following:

The sale can be executed through an unlimited tender at a price not lower than 50 per cent of the market value set in a valuation.

2. § 3 of the draft resolution as below:

"In case of the voiding of a purchaser selected in accordance with the procedures as in § 2, the sale can be executed after prior settlement of price and procedures by the Management Board."

To be replaced with the following:

In case of the voiding of a purchaser selected in accordance with the procedures as in § 2, the sale can be executed after prior settlement of price and procedures by the Management Board, approved by the Supervisory Board.

§ 2

The resolution takes an immediate effect.

RESOLUTION No 22
OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 8 April 2004

regarding the sale of the Company's self-operating property and including an amendment proposed by a shareholder - The State Treasury

§ 1

Under art. 393, point 3 of the Code of Commercial Companies and with respect to § 7, item 7, point 7 of the Company's Articles of Association, the Extraordinary General Meeting of Shareholders of PKN ORLEN hereby gives its assent to the sale of the property comprising part of self-operating properties of the Company - Oil Products Storage Facility No 2 in Torun.

§ 2

The sale can be executed through an unlimited tender at a price not lower than 50 per cent of the market value set in a valuation.

§ 3

In case of the voiding of a purchaser selected in accordance with the procedures as in § 2, the sale can be executed after prior settlement of price and procedures by the Management Board, approved by the Supervisory Board.

§ 4

The Extraordinary General Meeting of Shareholders of PKN ORLEN S.A. decides to change § 1 of the resolution no 29 of the Ordinary General Meeting of Shareholders of PKN ORLEN S.A. dated 14 May 2001 regarding sale and lease of the Company's self-operating entities incorporating Nafta Polska's corrections and to delete point 28 "Oil Products Storage Facility No 2 in Torun".

§ 5

The resolution takes an immediate effect.

RESOLUTION No 23

OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 8 April 2004

regarding approval of the motion made by a shareholder - The State Treasury - with respect to the change of the sale of the Company's self-operating property

§ 1

The Extraordinary General Meeting of Shareholders of PKN ORLEN hereby decides to change § 3 of the draft resolution regarding the sale of the property comprising part of self-operating properties of the Company - Oil Products Storage Facility No 7 as below:

"In case the sale to "DIS-EXPO" sp. z o.o. based in Wyszmontow does not come into effect, the sale can be executed through prior settlement of price and procedures by the Management Board."

"In case the sale to "DIS-EXPO" sp. z o.o. does not come into effect, the sale can be executed through prior settlement of price and procedures by the Management Board, approved by the Supervisory Board."

§ 2

The resolution takes an immediate effect.

RESOLUTION No 24

OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 8 April 2004

regarding the sale of the Company's self-operating property and including an amendment proposed by a shareholder - The State Treasury

§ 1

Under art. 393, point 3 of the Code of Commercial Companies and with respect to § 7, item 7, point 7 of the Company's Articles of Association, the Extraordinary General Meeting of Shareholders of PKN ORLEN hereby gives its assent to the sale of the property comprising part of self-operating properties of the Company - Oil Products Storage Facility No 7 in Krasnik.

§ 2

Oil Products Storage Facility No 7 in Krasnik will be sold to "DIS-EXPO" Sp. z o.o. based in Wyszmontow for the total net price of PLN 40,000.00.

§ 3

In case the sale to "DIS-EXPO" sp. z o.o. does not come into effect, the sale can be executed through prior settlement of price and procedures by the Management Board, approved by the Supervisory Board.

§ 4

The Extraordinary General Meeting of Shareholders of PKN ORLEN S.A. decides to change § 1 of the resolution no 29 of the Ordinary General Meeting of Shareholders of PKN ORLEN S.A. dated 14 May 2001 regarding sale and lease of the Company's self-operating entities incorporating Nafta Polska's corrections and to delete point 12 "Oil Products Storage Facility No 7 in Krasnik".

§ 5

The resolution takes an immediate effect.

RESOLUTION No 25

OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 8 April 2004

regarding the sale of the Company's self-operating property

§ 1

Under art. 393, point 3 of the Code of Commercial Companies and with respect to § 7, item 7, point 7 of the Company's Articles of Association the Extraordinary General Meeting of Shareholders of PKN ORLEN SA hereby gives its assent to undertake procedures aimed at replacing the Company's self-operating properties, ie. PKN ORLEN's perpetual usufruct of the following plots:

- plot no 265, with an the area of 5,688 m2, located in Krosno, 14 Bieszczadzka street, with the petrol station no 1275, registered in the land and mortgage book under KW no 21608 and run by District Court in Krosno
- plot no 139/4 with an area of 8,263 m2, located in Tuchow, 41 Tarnowska street, with the petrol station no 726, registered in the land and mortgage book under KW no 36799 and run by the District Court in Tarnow
- plot no 2308/1 with an area of 8,343 m2, located in Zabno (administrative district Tarnow), with the petrol station no 1320, registered in the land and mortgage book under KW no 52265 and run by District Court in Dabrowa Tarnowska
- plot no 1193 with an area of 1,300 m2, located in Ropczyce, 73 Mickiewicza street, with the petrol station no 821, registered in the land and mortgage book under KW no 6175 and run by District Court in Ropczyce
- plot no 45/1 with an area of 1,146 m2, located in Tarnow, Lwowska street, with the petrol station no 496, registered in the land and mortgage book under KW no 9701 and run by District Court in Tarnow

with the perpetual usufruct of the following plots:

- no 2168/3 with an area of 1,840 m2, registered in the land and mortgage book under KW no 109888 and run by District Court in Rzeszow
- no 2169/3 with an area of 2,211 m2, registered in the land and mortgage book under KW no 112571 and run by District Court in Rzeszow,

both located in Rzeszow, Przemyslowa street, which are in the possession of „BDG" Sp. z o.o. based in Tarnow, 105 Krakowska street, 33-100 Tarnow.

§ 2

The procedure as described in § 1 is of one to one parity and equals PLN 0.00.

§ 3

The resolution takes an immediate effect.

RESOLUTION No 26

OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 8 April 2004

regarding changes to the Rules Governing the Use of the PKN ORLEN Privatisation Fund

§ 1

Under § 7, item 7, point 3 of the Company's Articles of Association, the Extraordinary General Meeting of Shareholders of PKN ORLEN hereby gives its assent to change the Rules Governing the Use of the PKN ORLEN Privatisation Fund. The Rules Governing the Use of the PKN ORLEN Privatisation Fund is attached to this resolution.

§ 2

The resolution takes an immediate effect.

The amendment to the resolution no 26 of the Extraordinary General Meeting of Shareholders dated 8 April 2004.

Rules Governing the Use of the PKN ORLEN Privatisation Fund

agreed on by and between ...., on ....

The Management Board of PKN ORLEN represented by:

- Zbigniew Wrobel – President of the Management Board of PKN ORLEN,
- .... – Vice-President of the Management Board of PKN ORLEN,

and trade union organisations active at PKN ORLEN, represented by:

- Ryszard Karaszewski - MKZ NSZZ Solidarnosc of PKN ORLEN,
- Franciszek Pisarski – Miedzyzakladowy Branzowy Zwiazek Zawodowy of the ORLEN Capital Group,
- Jan Chudzik – KM NSZZ Solidarnosc 80,
- Miroslaw Mular – Zwi¹zek Zawodowy Kadry Kierowniczej of PKN ORLEN.

These Rules define the purposes of and govern the use of the amounts gathered in the Privatisation Fund, hereinafter referred to as the "Fund", created by virtue of the following resolutions:

- Resolution No. 178/93 of the Employee Council of April 14th 1993;
- Resolution of the General Shareholders Meeting of Petrochemia Plock SA, Notary Deed No. 10761/93, of October 29th 1993;
- Resolution of the General Shareholders Meeting of Petrochemia Plock SA, Notary Deed No. 7178/95, of May 24th 1995.

The amounts gathered in the Fund total PLN **53,476,400** *(fifty-three million four hundred seventy-six thousand and four hundred zloty).*

A. The Fund shall be used for the following purposes:

1. Granting loans to finance cash contributions made in exchange for shares acquired in companies established as part of the restructuring of PKN ORLEN and its legal predecessors;
2. Granting loans to finance acquisition of shares in companies established as part of the restructuring of PKN ORLEN and its legal predecessors.
3. Granting loans to support the development of the Technology Park to companies established as part of the restructuring of PKN ROLEN and its legal predecessors, and to companies established by employees or former employees of PKN ORLEN as part of the Technology Park in Plock.

B. Loans from the Fund may be advanced to:

I. Employees and members of Management Boards who acquire shares in companies – to finance cash contributions to the companies established as part of the restructuring of PKN ORLEN, and purchase of shares in these companies from PKN ORLEN;

II. The companies referred to in Section A.3 participating in the development of the Technology Park which will take over/employ the personnel transferred from PKN ORLEN.

C. General terms and conditions governing the granting of loans to finance cash contributions for the acquired shares in companies established as part of the restructuring of PKN ORLEN and to acquire shares in such companies

1. Loans from the Fund may be granted to employees being transferred from PKN ORLEN to a company pursuant to the provisions of Art. 23^1 of the Polish Labour Code, and to members of the Management Board of such a company, to finance cash contributions for shares acquired in a company established as part of the restructuring of PKN ORLEN.
2. Loans from the Fund may be granted to company's employees transferred from PKN ORLEN pursuant to the provisions of Art. 23^1 of the Polish Labour Code and members of the Management Board of such a company to finance acquisition of shares in a company within nine months from the beginning of its operations (at par value) or later – at market value, if the Management Board of PKN ORLEN resolves to sell a part of the shares held by PKN ORLEN while retaining a majority interest.
3. With regard to the persons referred to in Section C.1, a loan shall be advanced at the date of signing the articles of association of a joint-stock or limited-liability company.
4. Loans may be granted to persons employed under employment contracts for unspecified time, during the period of accepting share acquisition declarations.
5. A maximum loan shall not exceed PLN 25,000.
6. Loans shall bear interest at 1 (one)% *per annum*, and the repayment term shall not exceed 5 (five) years.
7. A loan shall be granted subject to the borrower's consent to deduct loan instalments and any interest accrued thereon from the borrower's monthly salary.
8. Shares whose acquisition is financed with a loan granted under Section C.1 shall be encumbered with a pledge until full repayment of the loan with any interest accrued thereon.
9. The loans referred to in Section C.1 shall be transferred to the company's relevant bank account.
10. Detailed rules for granting loans and the relevant terms and conditions shall be specified in agreements with borrowers.

D. General terms and conditions for the granting loans for management buy-outs

(eligible employees and members of management boards of such companies, who have been employed by PKN ORLEN as of April 14th 1993, i.e. the date of establishing the Fund).

1. A loan may cover up to 80% of the capital invested in the shares of a company; an employee is required to finance at least 20% of the value of the shares with his own resources. A maximum loan shall not exceed PLN 40,000.
2. A loan may be granted for up to five years.
3. The interest rate on a loan may not be lower than the WIBOR rate plus 1%.
4. Loan amounts and repayment periods shall be provided for in relevant agreements with the borrowers on a case-by-case basis.
5. Loans shall be advanced in a non-cash form, directly to PKN ORLEN's relevant bank account.
6. Shares whose acquisition is financed with a loan granted under Section D.1 shall be encumbered with a pledge until full repayment of the loan with any interest accrued thereon.

E. General terms and conditions for the granting of loans to companies operating as part of the Technology Park project

1. Loans from the Fund may be granted to companies participating in establishing the Technology Park, which have been established as part of the restructuring of PKN ORLEN and will take over/employ the personnel (including former employees) of PKN ORLEN, or to any other companies established by employees or former employees of PKN ORLEN as part of the Technology Park project in Plock. The status of a "former employee" shall be conferred upon persons laid off from PKN ORLEN, outside the operation of the provisions of Art. 52 and Art. 53 of the Polish Labour Code, who were PKN ORLEN employees as at the date of signing these Rules.
2. Loans shall be granted subject to the PKN ORLEN Management Board's approval upon the request of the Interdisciplinary Team composed of the representatives designated by the Members of the Management Board of PKN ORLEN, hereinafter referred to as the "Team", based on relevant opinions of the trade union organisations (in accordance with the procedure provided for in the Agreement of December 23rd 2002).
3. The Team shall evaluate the project, the company's ability to make timely repayments of the loan and any interest accrued thereon, and the proposed security for the loan.
4. A loan from the Fund may be granted for up to five years.
5. The interest rate on a loan shall not be lower than the WIBOR rate plus 1%.
6. The loan amount and the terms and conditions governing the loan repayment shall be specified in a relevant loan agreement.
7. Any costs related to the conclusion of the loan agreement and establishing and realisation of security (including stamp duties, costs of court proceedings and notary fees) shall be borne by the borrower.
8. A loan shall be granted subject to the borrower's commitment to finance from its own resources at least 20% of the cost of the undertaking which is to be financed with the loan and which is related to the implementation of the Technology Park project.
9. A loan may not exceed PLN 1,500,000.

G. The maximum commitment of the resources for the purposes set forth in Section **E** may not exceed PLN 20,000,000. The loan shall be disbursed in tranches.

H. Detailed procedures governing the management of the Fund and the rules for the granting of loans shall be regulated by way of a relevant order prepared in consultation with the trade union organisations active at PKN ORLEN.

I. Upon obtaining all legal and formal approvals from the Company's relevant bodies, the Regulations Governing the Use of the Privatisation Fund of November 25th 1998, together with the Detailed Rules for Granting Loans from the Privatisation Fund, shall become null and void.

For the Management Board of PKN ORLEN:	**For trade union organisations:**
Zbigniew Wrobel President of the Management Board of PKN ORLEN	Ryszard Karaszewski MKZ NSZZ Solidarnosc PKN ORLEN S.A.
....	....
.... Vice-President of the Management Board of PKN ORLEN	Francizsek Pisarski Miedzyzak³adowy Branzowy Zwiazek Zawodowy w Grupie Kapitalowej PKN ORLEN S.A.
....	.... Jan Chudzik KM NSZZ Solidarnosc 80
	.... Miroslaw Mular Zwiazek Zawodowy Kadry Kierowniczej PKN ORLEN S.A.

RESOLUTION No 27

OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 8 April 2004

regarding change in the Company's Articles of Association (§ 2 item 2)

§ 1

In accordance with the Code of Commercial Companies (art. 430 §1) and the Articles of Association (§ 7 item 7 point 9) the Extraordinary General Meeting of Shareholders of PKN ORLEN S.A. introduces the following change to the Company's Articles of Association:

§ 2 item 2 as below:

"The Company's scope of business is:

1. crude oil processing and production of semi-finished and finished petroleum products (refinery and petrochemicals);
2. conducting commercial activity within domestic and foreign markets on its own account, on order and on a commission basis, in particular: trade of crude oil, oil fuels and others, sale of mechanical vehicles as well as components and accessories for them, sale of manufactured goods and food products;
3. conducting research, design, development, civil engineering, manufacturing works on its own account and on a commission basis, within the activities connected with processing, storage, co-branding, turnover of solid, liquid and gas fuels and chemical products derivatives as well as road, rail, sea and pipeline transport;
4. conducting transportation activity with road, rail, sea and pipeline transport;
5. warehousing and storage of crude oil and liquid fuels as well as creating and maintaining fuel provisions in compliance with rules specified in adequate regulations;
6. providing services connected with the Company's business activities, in particular:
   a) sea and land reloading;
   b) fuel and gas purification, including leading, dyeing, adding of components;
7. buy-out, turnover and processing of used oil and other chemical waste;
8. generation, transmission and turnover of electric and heating power;
9. overhaul of machinery within the scope of its business , in particular refinery and petrochemical plants, fuel tanks, fuel stations and means of transport;
10. metal production and plastic processing;
11. running of fuel stations, coffee-shops, restaurants and hotels;
12. conducting capital investment activity, in particular buying and trading of shares and stakes both on domestic and foreign markets;
13. running educational activity, conducting vocational schools as well as social activities;
14. conducting book-keeping and accounting activities as well as activities connected with data building and data processing."

<u>to be extended with the points as follows:</u>

15. financial agency services including receipt of money orders and transference of liabilities to cheque drawers;

16. providing services in respect of the clearance of electronic fuel cards

17. conducting geodesy and cartography activities

18. production and exploration of crude oil

19. production and exploration of natural gas

20. production of metal prefabricated buildings excluding service activities

21. production of metal construction excluding service activities

22. services in respect of installing metal constructions

23. performance of general civil work (building construction)

24. performance of general civil work in the area of line constructions: pipelines, power

supply lines, electric traction line and telecommunication – long-distance transmission lines

25. *performance of general civil work in the area of construction of distribution lines: pipelines, power supply lines, electric traction line and telecommunication – local lines*

26. *performance of general civil work in the area of mining and production"*

RESOLUTION No 28

OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 8 April 2004

regarding approval of the motion made by a shareholder – PZU S.A. - with respect to the retraction from voting on the resolution regarding the change in the Company's Articles of Association in § 7 item 11

§ 1

The Extraordinary General Meeting of Shareholders of PKN ORLEN hereby decides to retrack from voting on the resolution regarding the change in the Company's Articles of Association in § 7 item 11.

RESOLUTION No 29

OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 8 April 2004

regarding change in the Company's Articles of Association (§ 3 item 1)

§ 1

In accordance with the Code of Commercial Companies (art. 430 §1) and the Articles of Association (§ 7 item 7 point 9) the Extraordinary General Meeting of Shareholders of PKN ORLEN S.A. introduces the following change to the Company's Articles of Association:

§ 3 item 1 as below:

"The Company's initial capital accounts for PLN 525,221,421.25 (five hundred and twenty five million two hundred and twenty one thousand four hundred and twenty one point two five PLN) and is divided into 420,177,137 (four hundred and twenty million one hundred and seventy seven thousand one hundred and thirty seven) shares of a nominal value at PLN 1.25 (one point two five) each, among which there are:

a) 336,000,000 (three hundred and thirty six million) bearer series A shares, numbered from A-000000001 to A-336000000;

b) 6,971,496 (six million nine hundred and seventy one thousand four hundred and ninety six) bearer series B shares, numbered from B 0000001 to B-6971496;

c) 77, 205,641 (seventy seven million two hundred and five thousand six hundred and forty one) bearer series C shares, numbered from C-00000001 to C-77205641."

To be replaced with the following:

„The Company's initial capital accounts for PLN 534,636,326.25 (five hundred and thirty four million six hundred and thirty six thousand three hundred and twenty six point two five PLN) and is divided into 427,709,061 (four hundred and twenty seven million seven hundred and nine thousand sixty one) shares of a nominal value at PLN 1.25 (one point two five) each, among which there are:

a) 336,000,000 (three hundred and thirty six million) series A bearer shares, numbered from A-000000001 to A-336000000;

b) 6,971,496 (six million nine hundred and seventy one thousand four hundred and ninety six) series B bearer shares, numbered from B 0000001 to B-6971496;

c) 77,205,641 (seventy seven million two hundred and five thousand six hundred and forty one) series C bearer shares, numbered from C-00000001 to C-77205641.

d) 7.531.924 (seven million five hundred and thirty one thousand nine hundred twenty four) series D bearer shares, numbered from D-0000001 to D-7531924."

RESOLUTION No 30

OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 8 April 2004

regarding change in the Company's Articles of Association (§ 7 item 7 point 8)

§ 1

In accordance with the Code of Commercial Companies (art. 430 §1) and the Articles of Association (§ 7 item 7 point 9) the Extraordinary General Meeting of Shareholders of PKN ORLEN S.A. introduces the following change to the Company's Articles of Association:

§ 7 item 7 point 8 as below:

-

"Granting consent for the sale of property / real estate, whose net book value exceeds one twentieth of the initial capital."

To be replaced with the following:

-

"Granting consent for the sale of property / real estate, perpetual usufruct or share of such property / real estate, whose net book value exceeds one twentieth of the Company's initial capital."

-

RESOLUTION No 31

OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 8 April 2004

regarding change in the Company's Articles of Association (§ 7 item 7a to be added)

§ 1

In accordance with the Code of Commercial Companies (art. 430 §1) and the Articles of Association (§ 7 item 7 point 9) the Extraordinary General Meeting of Shareholders of PKN ORLEN S.A. introduces the following change to the Company's Articles of Association:

-

In §7 item 7a to be added as below:

"Purchase of property, perpetual usufruct or a share in a property, regardless of its value, or disposal of property, perpetual usufruct or a share in a property, whose net book value does not exceed one twentieth of the Company's initial capital, does not require a resolution of the General Meeting of Shareholders."

RESOLUTION No 32

OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 8 April 2004

regarding change in the Company's Articles of Association (§ 8 item 3)

§ 1

In accordance with the Code of Commercial Companies (art. 430 §1) and the Articles of Association (§ 7 item 7 point 9) the Extraordinary General Meeting of Shareholders of

PKN ORLEN S.A. introduces the following change to the Company's Articles of Association:

§ 8 item 3 as below:

"Members of the Supervisory Board are appointed for three years. Individual members of the Supervisory Board as well as the whole Supervisory Board can be recalled on any day before the expiry of their term of office."

To be replaced with the following:

-

1. *"Members of the Supervisory Board are appointed for a common three-year term ot office"*
2. *Individual members of the Supervisory Board, and the whole Supervisory Board, can be removed at any time prior to the end of term of office.*

RESOLUTION No 33

OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 8 April 2004

regarding change in the Company's Articles of Association (§ 8 item 7)

§ 1

In accordance with the Code of Commercial Companies (art. 430 §1) and the Articles of Association (§ 7 item 7 point 9) the Extraordinary General Meeting of Shareholders of PKN ORLEN S.A. introduces the following change to the Company's Articles of Association:

§ 8 item 7 as below:

-

"Sessions of the Supervisory Board are convened by the Chairman by means of written invitations, which should be sent to other members of the Supervisory Board at least seven days before the date of a session. In case the session is not convened by the Chairman within two weeks from the day of receipt of the application, as in § 8 item 6 of these Articles of Association, the mover can call the session by himself by means of a written notification sent to other members of the Supervisory Board at least seven days before the date of a session with information about the time, venue and proposed agenda of the session."

-

To be replaced with the following:

-

"1. Sessions of the Supervisory Board are convened by the Chairman. In case of his absence, or his inability to chair the Supervisory Board session, responsibility will then be assumed by the Vice Chairman or thereafter, respectively the Secretary; will assume

responsibility on his own initiative or by following an authorized motion by means of a written notification sent to other members of the Supervisory Board at least seven days before the date of a session.

2. In lieu of the Sessions of the Supervisory Board not being convened by the Chairman, or under circumstances described in item 1. the Vice Chairman or the Secretary respectively, shall within two weeks from the day of receipt of the motion as in § 8 item 6 of these Articles of Association, call the session by himself by means of a written notification sent to other members of the Supervisory Board at least seven days before the date of a session with information about the time, venue and proposed agenda of the session."

-

RESOLUTION No 34

OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 8 April 2004

regarding change in the Company's Articles of Association (§ 9 item 5)

§ 1

In accordance with the Code of Commercial Companies (art. 430 §1) and the Articles of Association (§ 7 item 7 point 9) the Extraordinary General Meeting of Shareholders of PKN ORLEN S.A. introduces the following change to the Company's Articles of Association:

-

§ 9 item 5 as below:

"The Management Board passes organisational by-laws of the Company's undertaking."

-

to be replaced with the following:

"1. The President of the Management Board manages the work of the Management Board. The President's specific rights are defined in the Constitution of the Management Board.

2. Resolutions of the Management Board are passed by an ordinary majority. In the event of equal numbers of votes, the President's vote is decisive.

3. The Management Board passes organisational by-laws of the Company's undertaking."

RESOLUTION No 35

OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 8 April 2004

regarding giving the authority to the Supervisory Board of PKN ORLEN S.A. to agree the unified text of the Company's Articles of Association

§ 1

Under art. 430 § 5 of the Code of Commercial Companies the Extraordinary General Meeting of Shareholders of PKN ORLEN S.A. herby gives the authority to the Supervisory Board of PKN ORLEN S.A. to agree the unified text of the Company's Articles of Association incorporating changes to the Articles of Association approved by the Extraordinary General Meeting of Shareholders of PKN ORLEN S.A.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

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Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Changes in Supervisory Board
Released	14:38 08-Apr-04
Number	5158X

PKN ORLEN SA
SEC File
82-5036

Current report No 17/2004 dated 8th April 2004

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that on 8th April 2004 the Polish State Treasury has appointed Mr Janusz Zielinski as a member of the Supervisory Board of PKN ORLEN, to replace Mr Maciej Kruk.

The decision was taken under the provisions of the Articles of Association of PKN ORLEN (§ 8, item 1).

Mr. Janusz Zieliñski, aged 51, is a graduate of Warsaw University of Technology – Plock branch, Faculty of Chemistry. In 2002 he completed his post-graduate study at Warsaw Institute of Technology, Faculty of Financial Management and Marketing.

- 1999 – present: Deputy Rector of Warsaw University of Technology (Plock branch) of Scientific and Educational Centre (from 2002 Technical and Social Sciences School); and Dean of Petrochemical, Mechanical and Construction faculty.
- 1994 – present: Associate Professor, Warsaw University of Technology – Plock branch, Chemistry Institute
- 1996 – 1999 Vice Dean for General Matters at the Petrochemical, Mechanical and Construction faculty
- 1993 – 1996 Vice Director of the Chemistry Institute
- 1987 – 1990 extra-mural training at Moscow Crude Oil and Gas Institute of I. M. Gubin
- 1976 – 1994 – consequently Specialist and Assistant, Senior Assistant and Tutor; Institute of Chemistry, Warsaw University of Technology – Plock branch

Mr Janusz Zielinski is a member of various international and domestic Learned Societies and Councils (i.e. AAAS ACS-USA, DECHEMA-Germany, from 2003 Vice-President of Polish Inventors and Rationalizers Association).

He was honoured with a Silver Mark of Distinction and Merit to the Environment and Water Administration Preservation for:

- his activities for environment preservation,
- benefit to the Engineers and Technicians Association of Chemical Industry,
- his inventory activities, and his contribution to the development of PKN ORLEN,

He also received:

- Gold Mark of Distinction (SITPChem)
- Silver Mark of Distinction for Merits to the Chemical Industry,
- Ignacy Lukasiewicz Medal,
- Silver Cross of Merit (1997)
- National Education Committee Medal (1999)
- Gold Cross of Merit (2002)
- Medal of Plock Person of Merit (2004).

Mr Janusz Zielinski is not involved in any activity competing with PKN ORLEN and is not a partner in any competing company. He is not a member of any board of a competing capital company and is not on the list of insolvent debtors kept on the record on the National Court Register Act.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Changes in Supervisory Board
Released	16:54 06-Apr-04
Number	4292X

ORLEN SA
SEC File
82-5036

Current report No 16/2004 dated 6th April 2004

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that on 2nd April 2004 the Polish State Treasury has appointed Mr Maciej Kruk as a member of the Supervisory Board of PKN ORLEN, to replace Mr Grzegorz Mroczkowski.

The decision was taken under the provisions of the Articles of Association of PKN ORLEN (§ 8, item 1).

Mr Maciej Kruk, aged 43, graduated from the Warsaw University, Faculty of Law & Administration. He has also completed a post-graduate degree in Management and Organization from the Institute for Humanistic Education from the Military University of Technology in Warsaw.

Other posts he has held include:

- Guarantees Inspector in the Military Trade Headquarters (to 1989)
- Manager of the Advertising Publishing House and then manager of the Services Department in the Warsfutbol Foundation (to 1991)
- Chief legal and organisational specialist at Arteon Sp. z o.o (to1993)
- Appointed agent at the law firm - Invexim Sp. z o.o (to 1996)
- Senior specialist at the Department of Corporate Supervision at the Ministry of Privatisation (to 1997)
- Deputy Director at the Investment Funds Department at the Ministry of State Treasury (to 1998)
- Head and then Deputy Director of the Finance Department at the Ministry of State Treasury (to 2001)
- Deputy Director of the Restructuring and Welfare Department (to March 2004)

Mr Maciej Kruk is now the Director of Restructuring and Welfare Department at the Ministry of State Treasury.

Mr Maciej Kruk is not involved in any activity competing with PKN ORLEN and is not a partner in any competing company. He is not a member of any board of a competing capital company and is not on the list of insolvent debtors kept on the record on the National Court Register Act.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with

listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

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PKN ORLEN SA
SEC File
82-5036

POLSKI KONCERN NAFTOWY ORLEN S.A.

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED 31 DECEMBER 2003 AND 31 DECEMBER 2002
PREPARED IN ACCORDANCE WITH INTERNATIONAL
FINANCIAL REPORTING STANDARDS
TOGETHER WITH AUDITORS' OPINION

ERNST & YOUNG

Ernst & Young Audit sp. z o.o.
ul. Emilii Plater 53
00-113 Warszawa

Tel. +48 22 5
Fax +48 22 55
warszawa@pl.ey.c
www.ey.com/pl

INDEPENDENT AUDITOR'S REPORT

To the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

We have audited the accompanying consolidated balance sheet of Polski Koncern Naftowy ORLEN S.A. ("the Company") as of 31 December 2003, and the related consolidated statements of income, cash flows and changes in equity for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

International Accounting Standard No. 29 "Financial Reporting in Hyperinflationary Economies" (IAS 29) requires that the carrying amounts of assets and liabilities reported in a period of hyperinflation should be expressed in the measuring unit current at the end of the hyperinflationary period and constitute the basis for the carrying amounts in the subsequent financial statements. The Polish economy was hyperinflationary until the end of 1996 and ceased to be hyperinflationary in 1997. The Company last revalued its fixed assets as of 1 January 1995 to reflect the effects of inflation, in general by applying price indices determined by the Central Statistical Office for individual groups of assets. This revaluation was not performed in accordance with the provisions of IAS 29 since the Company did not use a general price index and did not subsequently revalue its fixed assets as of 31 December 1996. As a result, the cumulative balances of property, plant and equipment as of 31 December 2003, which existed prior to 31 December 1996, have not been expressed in the measuring unit current at the end of 1996. The Company also did not apply International Accounting Standard No 16 "Property, Plant and Equipment" requiring that the revalued amount of fixed assets approximate their fair value as at the date of revaluation.

In our opinion, except for the matter referred to in the paragraph above, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of 31 December 2003, and of the consolidated results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Without further qualifying our opinion, we draw attention to the following:

We also reported separately on the consolidated financial statements of the Company for the year ended 31 December 2003 prepared in accordance with Polish Accounting Standards ("PAS"). The significant differences between PAS and International Financial Reporting Standards as far as they concern the financial statements referred to above are summarized in Note 33 of the accompanying consolidated financial statements.

Ernst & Young

Warsaw, Poland
19 April 2004

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONSOLIDATED BALANCE SHEETS
as of 31 December 2003 and 31 December 2002

	Note	31 December 2003	31 December 2002
		(in PLN million)	
ASSETS			
Non-current assets			
Property, plant and equipment	6	9,807	9,089
Negative goodwill	7	(273)	(222)
Intangible assets	8	121	107
Financial assets	9	534	601
Investments accounted for using equity method	10	493	199
Deferred tax assets	26	15	25
Other non-current assets		18	15
Total non-current assets		**10,715**	**9,814**
Current assets			
Inventories	11	3,058	2,868
Trade and other receivables	12	2,513	2,056
Income tax receivables		65	32
Short-term investments	13	67	44
Deferred costs	14	80	57
Cash and cash equivalents	15	562	178
Other financial assets	23	89	24
Total current assets		**6,434**	**5,259**
Total assets		**17,149**	**15,073**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Shareholders' equity	21		
Common stock		534	525
Capital reserve		1,359	1,174
Revaluation reserve		856	859
Foreign exchange differences on subsidiaries		62	-
Retained earnings		6,699	5,771
Total shareholders' equity		**9,510**	**8,329**
Minority interests	16	**427**	**412**
Non-current liabilities			
Interest bearing borrowings	17	1,836	402
Provisions	18	616	576
Deferred tax liabilities	26	293	431
Total non-current liabilities		**2,745**	**1,409**
Current liabilities			
Trade and other payables and accrued expenses	19	3,258	2,747
Income tax liabilities		-	-
Interest bearing borrowings	17	1,195	2,161
Deferred income	20	14	15
Total current liabilities		**4,467**	**4,923**
Total liabilities and shareholders' equity		**17,149**	**15,073**

The accompanying notes are an integral part of these consolidated financial statements.

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONSOLIDATED INCOME STATEMENTS
for the years ended 31 December 2003 and 31 December 2002

	Note	For the year ended 31 December 2003	31 December 2002
		(in PLN million)	
Revenue		**24,412**	**16,902**
Cost of sales	24	(19,986)	(13,455)
Gross profit		**4,426**	**3,447**
Other operating income		422	256
Distribution costs	24	(2,259)	(1,787)
Administrative expenses	24	(934)	(891)
Other operating expenses	24	(388)	(294)
Profit from operations		**1,267**	**731**
Financial income	25	279	211
Financial expenses	25	(377)	(220)
Income from investments accounted for using equity method		50	13
Profit before income tax and minority *interests*		**1,219**	**735**
Income tax	26	(198)	(285)
Profit after tax		**1,021**	**450**
Minority interests		(34)	(29)
Net profit		**987**	**421**
Basic earnings per share for the period (in zloty per share)		**2.35**	**1.00**

The accompanying notes are an integral part of these consolidated financial statements.

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONSOLIDATED CASH FLOW STATEMENTS
For the years ended 31 December 2003 and 31 December 2002

	For the year ended	
	31 December 2003	31 December 2002
	(PLN million)	
Cash flows from operating activities		
Net profit for the period	987	421
Adjustments for:		
Minority interests	34	29
Net income from investments accounted for under equity method	(50)	(13)
Depreciation and amortisation	1,207	1,130
Interest and dividend charges, net	29	128
Income tax on current period profit	198	285
Losses/(Gains) on investing activities	59	(80)
(Increase) in receivables	(114)	(171)
(Increase) in inventories	(158)	(668)
Increase/ (decrease) in accrued expenses and payables	(111)	382
Increase in provisions	25	29
Other adjustments	14	49
Net income tax paid	(413)	(229)
Net cash flows from operating activities	**1,707**	**1,292**
Cash flows from investing activities		
Acquisition of property, plant and equipment and intangible assets	(1,337)	(967)
Proceeds from sales of property, plant and equipment	40	38
Proceeds from sales of available for sale investments	17	106
Acquisition of available for sale investments and shares in entities accounted under equity method	(56)	(65)
Acquisition of business activity in Germany, net of cash acquired	(279)	-
Acquisition of short term securities	(62)	(267)
Proceeds from sales of short term securities	55	235
Dividends and interest received	85	34
Loans granted/repaid	83	-
Other	73	(22)
Net cash flows (used) in investing activities	**(1,381)**	**(908)**
Cash flows from financing activities		
Proceeds from long-term and short-term loans and other borrowings	4,452	1,686
Repayment of long-term and short-term loans and other borrowings	(4,207)	(1,879)
Interest paid	(116)	(156)
Dividends paid	(59)	(50)
Other	(12)	(10)
Net cash flows from / (used) in financing activities	**58**	**(409)**
Net increase/(decrease) in cash and cash equivalents	**384**	**(25)**
Cash and cash equivalents at the beginning of the year	**178**	**203**
Cash and cash equivalents at the end of the year	**562**	**178**

The accompanying notes are an integral part of these consolidated financial statements.

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the years ended 31 December 2003 and 31 December 2002
(in PLN million)

	Common stock	Capital reserve	Revaluation reserve	Foreign exchange differences on subsidiaries	Retained earnings	Total shareholders' equity
1 January 2002	**525**	**1,174**	**859**	-	**5,400**	**7,958**
Valuation of available for sale investments at fair value	-	-	42	-	-	42
Disposal of available for sale investments at fair value	-	-	(42)	-	-	(42)
Dividends	-	-	-	-	(50)	(50)
Net profit for 2002	-	-	-	-	421	421
31 December 2002	**525**	**1,174**	**859**	-	**5,771**	**8,329**
1 January 2003	**525**	**1,174**	**859**	-	**5,771**	**8,329**
Issue of shares	9	-	-	-	-	9
Share premium	-	185	-	-	-	185
Foreign exchange gains on consolidation	-	-	-	62	-	62
Dividends	-	-	-	-	(59)	(59)
Fixed assets impairment	-	-	(6)	-	-	(6)
Other	-	-	3	-	-	3
Net profit for 2003	-	-	-	-	987	987
31 December 2003	**534**	**1,359**	**856**	**62**	**6,699**	**9,510**

The accompanying notes are an integral part of these consolidated financial statements.

POLSKI KONCERN NAFTOWY ORLEN S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in PLN million)

1. Principal activities

The dominant company of the capital group of Polski Koncern Naftowy ORLEN (further referred to as "the Group") is Polski Koncern Naftowy ORLEN S.A. (further referred to as "the Company", "PKN ORLEN") located in Plock, Poland, 7 Chemikow Street.

The Company was established by the Notary Deed of 29 June 1993 as Mazowieckie Zaklady Rafineryjne i Petrochemiczne "Petrochemia Plock" S.A. as a State Treasury owned Joint Stock Company, and registered in the Companies Register in Plock on 1 July 1993. In accordance with the resolution of the General Meeting of Shareholders held on 19 May 1999, which became effective on registration in the District Court of Plock on 20 May 1999, the Company changed its name to Polski Koncern Naftowy S.A. Further, following the General Meeting of Shareholders resolution dated 3 April 2000, registered in the Plock District Court on 12 April 2000 the Company changed its name to Polski Koncern Naftowy ORLEN S.A.

The Company is engaged in the processing of crude oil into a broad range of petroleum products and petrochemicals and in the transportation and wholesale and retail distribution of such products. The other companies in the Group operate primarily in related downstream activities including further production and distribution as well as in production and sales of chemicals.

Until the second public offering completed in July 2000, the Company was primarily owned, directly and indirectly, by the Polish State Treasury. The employees and others had a minority shareholding. The State Treasury supervised the Company through its control of the Company's majority shareholder, and ultimate parent company Nafta Polska S.A. As at 31 December 2003 the Polish State Treasury owned directly or indirectly 28% of the Company shares, Bank of New York (Global Depository Receipts) held 11% shares and other shareholders owned 61% of the Company shares. On 20 June 2002 the Company announced that Kulczyk Holding S.A. and its subsidiaries are in possession of 23,911,206 bearer shares of PKN ORLEN which account for 5.591% (considering capital increase of PKN ORLEN dated 20 November 2003) of the votes at the general meeting of shareholders of PKN ORLEN.
On 4 July 2003 the Company announced that Commercial Union OFE BPH CU WBK is in possession of 21,533,539 bearer shares of PKN ORLEN which account for 5.035% (considering capital increase of PKN ORLEN dated 20 November 2003) of the votes at the general meeting of shareholders of PKN ORLEN.

2. Basis of presentation

a. Accounting standards

The Group applied for these consolidated financial statements all International Financial Reporting Standards ("IFRS") effective for respective accounting periods except for accounting for hyperinflation under International Accounting Standard No 29 "Financial Reporting in Hyperinflationary Economies" (IAS 29) and revaluation of fixed assets under International Accounting Standard No 16 "Property, Plant and Equipment" (IAS 16) referred to in Note 3.
The Group entities maintain their books of account in accordance with accounting principles and practices employed by enterprises in Poland as required by Polish Accounting Standards ("PAS") as defined by the Accounting Act ("Accounting Act") and related regulations. These financial statements include certain adjustments not reflected in the Company's or other Group entities books to present these statements in accordance with standards and interpretations issued by International Accounting Standards Board ("IASB") and the International Financial Reporting Interpretations Committee ("IFRIC"), formerly Standing Interpretations Committee ("SIC"), except for adjustments required by IAS 29 and by IAS 16 referred to in Note 3. The adjustments to the Company's books and other Group entities and their effect on net profit and net assets resulting from adopting International Financial Reporting Standards are presented in Note 33.

The financial statements were prepared under assumption that the Group entities will continue as going concerns for foreseeable future. As of the date of authorisation of the financial statements there are no facts or circumstances, indicating any threat of Group's entities continuation as going concerns.

b. Reorganisation of the Group

In connection with the Polish Government's restructuring and privatisation program for the Polish oil sector companies, the Polish State Treasury, through its holding in Nafta Polska S.A. reorganised the Polish oil sector in the years 1997 through 1999. The existing Group is a result of this reorganisation of several significant operating companies, which were all under the common control of Nafta Polska S.A. and the Polish State Treasury. In particular, this reorganisation included the following transactions:

- merger with Centrala Produktow Naftowych "CPN" S.A.("CPN"), a major Polish fuel retailer,
- contribution of shares of Rafineria Trzebinia S.A. and acquisition of Rafineria Nafty Jedlicze S.A.,
- spin - off from CPN of Dyrekcja Eksploatacji Cystern Sp. z o.o.– major Polish rail logistics operator,
- disposal of Naftobazy Sp. z o.o.by CPN – major Polish fuel storage farms operator.

To the extent of the Polish State Treasury's common control, this reorganisation was accounted for as a transaction under common control using the uniting of interests' method of accounting in analogy to International Accounting Standards No 22 "Business Combination" (IAS 22).

(in PLN million)

c. Entities included in financial statements

These consolidated financial statements for the periods ended 31 December 2003 and 31 December 2002 include all material entities within Group located in Poland and in Germany, ie.:

	Share in total voting rights[2]	
	31 December 2003	31 December 2002
	(in full %)	
PKN ORLEN	Dominant Company	
ORLEN Deutschland GmbH[1]	100%	-
ORLEN Deutschland Immobilien GmbH[1]	100%	-
ORLEN Gaz Sp. z o.o.	100%	100%
ORLEN PetroCentrum Sp. z o.o.	100%	100%
ORLEN Medica Sp. z o.o.	100%	100%
ORLEN Budonaft Sp. z o.o.	100%	100%
ORLEN Polimer Sp. z o.o.	100%	100%
ORLEN Powiernik Sp. z o.o.	100%	100%
ORLEN KolTrans Sp. z o.o.	100%	100%
ORLEN Transport Szczecin Sp. z o.o.	100%	100%
ORLEN ASFALT Sp. z o.o. (formerly Bitrex Sp. z o.o.)[5]	100%	100%
Petrogaz Lapy Sp. z o.o.	100%	90%
ORLEN Transport Lublin Sp. z o.o.	98%	98%
ORLEN Transport Krakow Sp. z o.o.	98%	98%
ORLEN Transport Plock Sp. z o.o.	98%	98%
ORLEN Transport Nowa Sol Sp. z o.o.	97%	97%
Zaklad Budowy Aparatury S.A.	97%	97%
ORLEN Transport Slupsk Sp. z o.o.	97%	96%
ORLEN Transport Poznan Sp. z o.o.	96%	96%
ORLEN Laboratorium Sp. z o.o.[4]	95%	-
ORLEN Transport Olsztyn Sp. z o.o.	95%	92%
ORLEN Transport Warszawa Sp. z o.o.	94%	94%
Capital Group ORLEN– Oil Sp. z o.o.	92%	92%
ORLEN Petro – Tank Sp. z o.o.	90%	90%
ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	89%	89%
Petrotel Sp. z o.o.	89%	89%
Capital Group ORLEN Petroprofit Sp. z o.o.	85%	85%
ORLEN WodKan Sp. z o.o.[6]	-	82%
Capital Group Rafineria Trzebinia S.A.	77%	77%
Capital Group Anwil S.A.	76%	76%
Capital Group Rafineria Nafty Jedlicze S.A.	75%	75%
Inowroclawskie Kopalnie Soli „Solino" S.A.	71%	71%
ORLEN Mechanika Sp. z o.o.[3]	-	68%
Capital Group Ship-Service S.A.	56%	56%
ORLEN Automatyka Sp. z o.o.	52%	52%
ORLEN PetroZachod Sp. z o.o.	52%	52%
Petrogaz Wroclaw Sp. z o.o.	52%	52%
ORLEN Remont Sp. z o.o.[3]	-	51%
Petrolot Sp. z o.o.	51%	51%
ORLEN Eltech Sp. z o.o.[3]	-	51%
ORLEN Projekt Sp. z o.o.	51%	51%
ORLEN EnergoRem Sp. z o.o.[3]	-	51%
ORLEN Wir Sp. z o.o.	51%	51%
ORLEN Morena Sp. z o.o.	51%	51%

[1] Entities managing German activities acquired in transaction described in Note 5b);
[2] Voting rights equals share in equity except for share in equity in Ship Service Capital Group which is 61%;
[3] Entities disposed in 2Q 2003;
[4] Entity founded by PKN ORLEN in 1Q 2003;
[5] Since 2Q 2003 entity directly controlled by PKN ORLEN (previously Rafineria Trzebinia directly controlled subsidiary).
[6] Entity disposed in 4Q 2003.

(in PLN million)

3. Measurement and reporting currency

The measurement and the reporting currency of these consolidated financial statements is Polish Zloty ("PLN"). These consolidated financial statements have not been adjusted for the effects of inflation as is required by International Accounting Standard No. 29 "Financial Reporting in Hyperinflationary Economies" (IAS 29).

IAS 29 requires companies that report in the currency of a hyperinflationary economy to restate assets and liabilities in terms of the measurement unit current at the balance sheet date. Taking into account that the three-year cumulative rate of inflation fell below 100% in late 1996, Poland was no longer considered to be a hyperinflationary economy from the beginning of 1997. For such circumstances IAS 29 requires that assets should be stated in terms of the measurement unit current at the end of the hyperinflationary period.

The Group last revalued its fixed assets as of 1 January 1995 to reflect the effects of inflation in general by applying price indices determined by the Central Statistical Office ("GUS") to reflect level of inflation for individual groups of fixed assets. This revaluation was not performed in accordance with the provisions of IAS 29 since the Company did not use a general price index and did not subsequently revalue its fixed assets as of 31 December 1996. The Group is unable to quantify the impact on these financial statements of non-compliance with IAS 29.

The above revaluation was also not performed in accordance with the provisions of International Accounting Standard 16 "Fixed assets" (IAS 16) since the revaluation method did not assure that the revalued amount of fixed assets was approximate to their fair value as at the date of revaluation.

4. Statement of principal accounting policies

The financial statements were prepared on the historical cost basis concept except for the fixed assets being subject to revaluation and certain financial instruments.

(a) Principles of consolidation

The consolidated financial statements of the Group include Polski Koncern Naftowy ORLEN S.A. and the companies that it controls. This control is normally evidenced when the Group owns, either directly or indirectly, more than 50% of the voting rights of a company's share capital or is able in other way to govern the financial and operating policies of an enterprise so as to benefit from its activities. The equity and net income attributable to minority shareholders' interests are shown separately in the balance sheets and income statements, respectively.

The purchase method of accounting is used for acquired businesses. Accounting for reorganisations is discussed in Note 2b. Companies acquired or disposed of during the year are included in the consolidated financial statements from the date of acquisition or to the date of disposal.

Investments in associated companies (generally investments of between 20% to 50% in a company's equity) where significant influence is exercised by the Group are accounted for using the equity method. An assessment of the carrying value of investments in associates is performed when there is an indication that the asset has been impaired or the impairment losses recognised in prior years no longer exist.

Investments in joint ventures, where joint control is exercised by the Group are accounted for using the equity method. An assessment of the carrying value of investments in joint ventures is performed when there is an indication that the asset has been impaired or the impairment losses recognised in prior years no longer exist.

All other investments are accounted for in accordance with IAS 39, "Financial Instruments: Recognition and Measurement" as further disclosed in Note 4(m).

All subsidiaries', joint-ventures' and associates' financial statements were prepared for the year ended 31 December 2003.

(in PLN million)

(b) Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and accumulated impairment loss, except where stated at revalued amounts. Revaluations of property, plant and equipment were performed in Poland as mandated by the Ministry of Finance and were designed to reflect the level of inflation. Revaluations were in general performed using the price indices determined by Central Statistical Office ("GUS") for individual groups of fixed assets. This is a departure from IAS 29, which requires application of a general price index. The revaluation was also not performed in accordance with the provisions of IAS 16 since the revaluation method did not assure that the revalued amount of fixed assets was approximate to their fair value as at the date of revaluation.The last revaluation took place on 1 January 1995 and was designed to reflect the specific price level as of September 1994.

As a result of this revaluation both the carrying amount and tax base of the assets subject to revaluation have been increased with a resulting increase in the revaluation reserve and therefore in shareholders' equity.

The Group has not revalued its property, plant and equipment as of 31 December 1996, which is a departure from IAS 29, which requires that assets are restated to a measurement unit current as of the end of hyperinflationary period. According to Polish law, the Group companies performed the revaluations, which increased net book value of property, plant and equipment by a total of PLN 859m. The amount equal to the difference between the depreciation on a revalued asset and the depreciation based on the cost of that asset is not transferred from revaluation reserve to retained earnings. Construction-in-progress was not subject to revaluations. Depreciation is based on the revalued amounts. Unless Polish economy is again subject to a period of hyperinflation, the Group does not intend to include effects of any further revaluations in its consolidated financial statements prepared under IFRS.

Property, plant and equipment are depreciated over their useful lives (which are periodically reassessed) using a straight-line method. The following depreciation rates are used:

Buildings and constructions	1.5 - 10.0%
Plant and machinery	4.0 - 30.0%
Transportation vehicles and others	6.0 - 25.0%

The useful lives and depreciation methods are reviewed periodically to ensure that the method and period of depreciation is consistent with the expected pattern of economic benefits from items of property, plant and equipment.

No depreciation is provided on land and construction-in-progress.

The Group companies review the net carrying value of property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

(c) Financial lease

Assets used under lease, tenancy agreements or other agreements complying with the criteria set by the Accounting Act are treated as fixed assets and presented at lower of the two: fair value of the leased asset at the beginning of the lease contract and current value of minimal lease payments.

Assets leased out, tenancy agreements or other agreements complying with the criteria set by the Accounting Act are treated as long term receivables and presented at the amount of net lease investment.

(d) Goodwill and negative goodwill

Goodwill / negative goodwill arises from the purchase of an entity. Goodwill represents the excess of the purchase consideration over the Company's interest in the fair value of the net assets acquired. Negative goodwill represents the excess of the Company's interest in the fair value of the net assets acquired over the purchase consideration. Goodwill is recognised at the date of acquisition and amortised on a straight-line basis over the expected period of benefit. The Group amortises goodwill, which arose on the merger of CPN in year 1999, over a period of ten years. The amortisation period reflects the best estimate of the period during which future economic benefits are expected to flow to the Group.

Negative goodwill is recognised in the income statement as follows: to the extent that negative goodwill relates to expected future losses and expenses that are identified in the company's plan for the acquisition and can be measured reliably but which cannot be accrued for the date of acquisition, that portion of negative goodwill is recognised as income when the future losses and expenses are recognised; the amount of negative goodwill not exceeding the fair values of acquired identifiable non-monetary assets is recognised as income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortisable assets; the amount of negative goodwill in excess of the fair values of acquired identifiable non-monetary assets is recognised as income immediately. The amortisation period for the presented negative goodwill is 10 – 12 years from the date of purchase of shares.

(e) Intangible assets

Intangible assets are stated at cost less accumulated amortisation and any accumulated impairment losses. Intangible assets are amortised using the straight-line method over their estimated useful economic live. The amortisation rates applied in relation to intangible assets range from 7% to 50%.

The Group companies review the value of intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable.

(f) Inventories

Inventories are valued at the lower of cost and net realisable value less impairment. Net realisable value is the selling price in the ordinary course of business, less the costs of completion and distribution. Cost is determined on the basis of weighted average cost. For products, cost includes the applicable allocation of fixed and variable overhead costs based on a normal operating capacity.

(g) Receivables

Trade receivables are initially stated at the fair value of the consideration given and are subsequently carried at amortised cost, less allowance for doubtful debts.

(h) Cash and cash equivalents

Cash includes cash on hand and cash in banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less and that are subject to an insignificant risk of change in value.

(i) Revenue recognition

Revenue is recognised when it is probable that the economic benefits associated with the transaction will flow to the Group and the amount of the revenue can be measured reliably. Revenue is recognised net of value added tax ("VAT"), excise tax and discounts. Revenue from sales of goods is recognised when delivery has taken place and transfer of risks and rewards has been completed.

(j) Borrowings

Borrowing costs, including exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs are recognised as an expense in the period in which they are incurred, except for those which are directly attributable to the acquisition, construction or production of an asset and therefore capitalised. Capitalisation of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Average capitalisation rates are calculated as a ratio of capitalized borrowing costs and average balance of construction in progress. Borrowing costs are capitalised until the assets are substantially ready for their intended use. If the resulting carrying amount of the asset exceeds its recoverable amount, an impairment loss is recorded.

Borrowings are initially recognised at the fair value of consideration received, net of transaction costs. They are subsequently carried at amortised cost using the effective interest rate method, the difference between net proceeds and redemption value being recognised in the net profit or loss for the period over the life of the borrowings.

(k) Jubilee and retirement bonuses

Certain Group companies provide defined jubilee and retirement benefit plans for their employees. Jubilee bonuses are paid to employees upon completion of a certain number of years in service whereas retirement allowances are one–off payments on retirement, both depending on employee's average remuneration and length of service. The jubilee and retirement benefits are not funded. The jubilee and retirement bonus obligations are accounted for on an accrual basis. Jubilee benefits are other long - term employee benefits, while retirement bonuses are post-employment defined benefit plans according to IAS 19. An independent actuary has determined the net present value of these obligations using discount rate of 5% p.a. and a wage inflation rate up to 3% p.a. Accrued obligations are those future discounted payments, adjusted by employee attrition rates, which were earned by the employees prior to the balance sheet dates. Demographic and attrition profiles are based on the historical data. Actuarial gains and losses are recognised in the period they occur.

During the years ended 31 December 2003 and 31 December 2002 the Group paid PLN 27m and PLN 21m jubilee and retirement bonuses combined, respectively.

(l) Foreign exchange transactions

Transactions denominated in foreign currencies are translated in measurement currency (Polish Zloty) at actual exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are reported at the rates of exchange prevailing at the balance sheet date. Any gain or loss arising from a change in exchange rates subsequent to the date of the transaction is included as an exchange gain or loss in the income statement, except for amounts capitalised in accordance with Note 4 (j).
Monetary assets and liabilities denominated in foreign currencies are reported at lower of commercial bank's buy rate and NBP average while foreign currency monetary liabilities are reported at higher of commercial bank's sell rate and NBP average.

(m) Financial instruments

Financial assets are classified into the following categories: held-to-maturity, held-for-trading and available-for-sale. Financial assets with fixed or determinable payments and fixed maturity that the Group has the positive intent and ability to hold to maturity other than loans and receivables originated by the Group are classified as held-to-maturity financial assets. Financial assets acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as held-for-trading. All other financial assets, other than loans and receivables originated by the Group, are classified as available-for-sale.

Held-to-maturity financial assets are included in non-current assets unless they mature within 12 months of the balance sheet date. Financial assets held-for-trading are included in current assets. Available-for-sale financial assets are classified as current assets if management intends to realise them within 12 months of the balance sheet date.

All purchases and sales of financial assets are recognised on the trade date. Financial assets are initially measured at purchase price, which is the fair value of the consideration given for them, including transaction costs.

Held-for-trading financial assets are subsequently carried at fair value without any deduction for transaction costs by reference to their quoted market price at the balance sheet date.

Available-for-sale financial assets are subsequently carried at fair value without any deduction for transaction costs by reference to their quoted market price at the balance sheet date unless they do not have a quoted market price in an active market and their fair value cannot be reliably measured by alternative valuation methods. Such available-for-sale financial assets are measured at cost less impairment.
Changes in fair value are recorded on the revaluation account if market price set on regulated active market exists or for which the fair value can be reliably determined. The decrease in the value of available-for-sale financial assets resulting from impairment is recognized in the income statement as financial costs.

Changes in the fair values of held-for-trading financial assets are included in financial income or financial expense. Held-to-maturity financial assets are carried at amortised cost using the effective interest rate method.

Loans granted are carried at amortised cost.

Derivative financial instruments which are not designated as hedging instruments and are classified as held-for-trading and carried at fair value, with changes in fair value included in the income statement.

Derivative financial instruments which are designated as cash flow hedging instruments are carried at fair value, with changes in the fair value:

- recognised directly in equity through the statement of changes in equity for portion determined as an effective hedge;
- recognised in the income statement for ineffective portion.

An embedded derivative is separated from the host contract and accounted for as a derivative if all of the following conditions are met:

- the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract;
- a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative;
- the hybrid (combined) instrument is not measured at fair value with changes in fair value reported in net profit or loss.

Embedded derivatives are accounted for similarly to derivative financial instruments that are not designated as hedging instruments.

The carrying value of cash, receivables, trade and other payables and accruals approximate their fair value.

Financial assets of which control has been lost are removed from the balance sheet.

(n) Income tax

The income tax charge is based on profit for the year and considers deferred taxation. Deferred taxes are calculated using the balance sheet method. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled based on tax rates enacted or substantially enacted at the balance sheet date.

Deferred tax assets are recognised for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilised. For the purpose of deferred tax calculation the investment tax allowance bonus is treated as a temporary difference and is recognised as a deferred tax asset in the period the investment tax allowance deduction is taken.

Deferred tax liabilities are recognised for all taxable temporary differences, unless the deferred tax liability arises from goodwill for which amortisation is not deductible for tax purposes.

Deferred tax assets and liabilities are recognised regardless of when the timing difference is likely to realise.

Deferred tax assets and liabilities are not discounted and are classified as non-current assets (liabilities) in the balance sheet.

(o) Earnings per share

Basic earnings per share for each period are calculated by dividing the net profit for the year by the weighted average number of shares outstanding during that period.

Diluted earnings per share for each period is calculated by dividing the net profit for the year adjusted for any changes in the net profit resulting from the conversion of the dilutive potential ordinary shares by the weighted average number of shares outstanding taking into account the conversion of all dilutive potential ordinary shares.

(in PLN million)

(p) Provisions

A provision is recognised when the Group has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate may be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the amount of the provision is the present value of the expenditures expected to be required to settle the obligation.

(q) Environmental provisions

The Group companies accrue for environmental clean-up and remediation costs when they have a legal or constructive obligation to do so.
Environmental provisions are periodically reviewed by independent environmental specialists.

(r) Equity compensation plans

Convertible bonds, issued by the Company as the part of the employee compensation program, are recognised at the moment of granting the employee an option to buy convertible bonds. As of balance sheet date, the fair value of the convertible bonds options is recognised as salary expense and presented in other payables. The fair value is estimated on the basis of historical volatility of listed shares and Black-Scholes' model.

(s) Management use of estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes thereto. Actual results could differ from those estimates.

5. Specific items affecting the amounts presented in these financial statements

a. Joint Venture PKN ORLEN- BASELL

On 28 February 2003 PKN ORLEN acquired 50% of the shares in BASELL ORLEN POLYOLEFINS Sp. z o.o. (formerly Poliolefiny Polska Sp. z o.o.) located in Plock ("BOP") by a contribution in kind of an organized part of a business (assets and liabilities related to production and sales of polyolefin). The remaining 50% shares were acquired by Basell Europe Holding B.V. ("BEH") for cash. The share capital of BOP amounts to PLN 907m.

As a result of the contribution in kind organized part of business to BOP, the Group recognized a gain amounting to PLN 82m, net of deferred tax. The gain presented in these financial statements results from 50% share in net assets of BOP which is proportionate to BEH's share in the net assets of this company. The gain amounting to PLN 112m is presented as the other operating income. As at the transaction date, i.e. 1 March 2003, the investment in BOP was recorded at cost of PLN 342m.

Since 1 March 2003 the joint-venture BOP is accounted for under the equity method in consolidated financial statements. 50% of the company's net profit is adjusted by profits related to 50% of net assets of the company arisen on the transaction of contribution in kind and current mutual transactions.

b. Long term investments in Germany

On 28 February 2003 the Company acquired a chain of 494 retail stations in Germany (323 stations under the name BP - Aral and 171 stations under the name Eggert together with shareholdings in Eggert – a company previously acquired by ARAL). The business activity in Germany is realized through 6 subsidiaries directly or indirectly 100% controlled by PKN ORLEN.

(in PLN million)

The transaction has been accounted under purchase method as presented below:

Purchase price according to the agreement	589
Adjusted purchase price (cash) due to change in working capital, caused mainly by growth of liabilities	300
Fair value of acquired assets and liabilities, adjusted for liabilities to BP paid by PKN (including PLN 21m of acquired cash)	(371)
Negative goodwill	(71)

The amount of the assets and liabilities as of the acquisition date summarised by each major category:

Property, plant and equipment	683
Other non-current assets	28
Inventories	62
Trade and other receivables	87
Cash and cash equivalents	21
Other Current assets	2
Provisions	(16)
Long term liabilities	(145)
Short term liabilities	(351)
Total	**371**

Beginning from 1 March 2003 PKN ORLEN consolidates its activities in Germany using purchase method of consolidation.

c. Dividend from Polkomtel S.A.

Under the resolution of the General Shareholders Meeting of Polkomtel S.A. which took place on 31 March 2003, the dividend pay out to the shareholders from the profit of 2002 was authorised. As the Company owns 19.61% stake in Polkomtel S.A. share capital (i.e. 4,019,780 shares), it recognized dividend income equal to PLN 47m.

d. Disposal of stake in NOM Sp. z o. o.

On 20 May 2003, the Management Board of the Company submitted a put option execution declaration for all Niezalezny Operator Miedzystrefowy Sp. z o.o. ("NOM") shares owned by PKN to Polskie Sieci Energetyczne S.A. ("PSE"). The "put" price equals to PLN 111,5m and is calculated as a sum of a par value of the shares sold and a cumulative investment premium calculated according to the Agreement dated 8 June 2000 regulating the cooperation between the NOM shareholders.

On 20 October 2003, PSE filed a suit to the Court of Arbitration of the Polish Chamber of Commerce in Warsaw, regarding the determination of the validity of the shares sales agreement. Up to the date of preparation of these financial statements the legal proceedings in the Court of Arbitration were not commenced.

In the opinion of the Management Board of the Company, based on independent legal analyses, the Company executed its put option and sold NOM shares to PSE. Consequently, the Company recognised on the transaction profit amounting to PLN 27,5m (difference between purchase price of the stakes and the sales price resulting from the put option). According to the Management Board the receivable of PLN 111,5m will be realised in full.

(in PLN million)

6. Property, plant and equipment

	31 December 2003	31 December 2002
Land	365	137
Buildings and constructions	5,385	5,131
Machinery and equipment	2,886	3,029
Vehicles and other	314	306
Construction in progress	857	486
Total	9,807	9,089

The movements in each year were as follows:

	Land	Buildings and constructions	Machinery and equipment	Vehicles and other	Construction in progress	Total
Cost						
1 January 2002	121	7,926	8,580	900	904	18,431
Additions at cost	16	795	455	114	902	2,282
Acquisition of subsidiaries	-	8	6	18	-	32
Disposal of subsidiaries	-	-	-	-	-	-
Reclassifications	-	7	(4)	(3)	-	-
Disposals, including:	-	(105)	(138)	(52)	(1,320)	(1,615)
Transfers to other groups of PPE	-	-	-	-	*(1,306)*	*(1,306)*
31 December 2002	**137**	**8,631**	**8,899**	**977**	**486**	**19,130**
1 January 2003	137	8,631	8,899	977	486	19,130
Additions at cost	27	403	417	138	1,301	2,286
Acquisition of subsidiaries *	210	418	334	11	-	973
Disposal of subsidiaries	-	-	(16)	(17)	-	(33)
Reclassifications	-	4	(2)	(2)	-	-
Disposals	(9)	(194)	(739)	(61)	(930)	(1,933)
Transfers to other groups of PPE	-	-	-	-	*(868)*	*(868)*
31 December 2003	**365**	**9,262**	**8,893**	**1,046**	**857**	**20,423**
Accumulated depreciation						
1 January 2002	-	3,207	5,297	606	-	9,110
Charge	-	341	687	95	-	1,123
Other charges	-	-	2	-	-	2
Impairments	-	17	2	-	-	19
Acquisition of subsidiaries	-	4	4	14	-	22
Disposal of subsidiaries	-	-	-	-	-	-
Reclassifications	-	6	(4)	(2)	-	-
Disposals	-	(75)	(118)	(42)	-	(235)
31 December 2002	-	**3,500**	**5,870**	**671**	-	**10,041**
1 January 2003	-	3,500	5,870	671	-	10,041
Charge	-	389	700	106	-	1.195
Other charges	-	4	4	-	-	8
Impairments	-	48	5	-	-	53
Acquisition of subsidiaries **	-	59	140	8	-	207
Disposal of subsidiaries	-	-	(11)	(13)	-	(24)
Reclassifications	-	3	(1)	(2)	-	-
Disposals	-	(126)	(700)	(38)	-	(864)
31 December 2003	-	**3,877**	**6,007**	**732**	-	**10,616**
Net book value						
31 December 2002	**137**	**5,131**	**3,029**	**306**	**486**	**9,089**
31 December 2003	**365**	**5,385**	**2,886**	**314**	**857**	**9,807**

* including foreign exchange gains/losses amounting in total to PLN 105m
** including foreign exchange gains/losses amounting in total to PLN 22m

(in PLN million)

Transfers from construction in progress to other groups of PPE are presented in additions at cost.

Perpetual usufruct granted to the entities of the Group by virtue of law meets the definition of an asset. In accordance with the Framework for the Preparation and Presentation of Financial Statements prepared by the International Accounting Standards Board an asset is a resource controlled by the enterprise as a result of past events and from which future economic benefits are expected to flow to the enterprise. Accordingly the asset should be recognized at its historical cost. As at the date of the first adoption of IFRS and as at the date of these financial statements, the historical cost of the asset could not be determined reliably and therefore no asset has been recognized in these financial statements, in accordance with SIC-8.

As at 31 December 2003 and 31 December 2002 the carrying amount of property, plant and equipment pledged as security for liabilities were PLN 464m and PLN 259m, respectively.

Impairment losses presented in the movements of property, plant and equipment are the amounts by which the carrying amounts of the assets exceeded their estimated recoverable amounts. The impairment losses are charged to other operating expenses. Impairment losses recognised during the year 2002 and 2003 resulted from the restructuring process of the Company and mainly relate to idle gasoline warehouses and retail sites.

Fixed assets of the Group are not considered to be investment property under IAS 40.

As of 31 December 2003 and 31 December 2002 construction in progress included:

	31 December 2003	31 December 2002
Revamping of Olefins II production unit	471	68
Increase of production capacity of Biturox installation	66	32
Infrastructure of Olefins II	48	9
Construction of gasoline storage in Ostrow Wielkopolski	38	-
Intensification of IFP, Pyrotol, Butadien	33	13
Modernisation of wholesale site in Mosciska	26	-
Construction of underground crude oil and gasoline storage	9	59
Intensification of Aromatics Extraction Installation	8	-
Modernization of boiler	-	54
Intensification of Hydrocracking Installation	-	38
Construction of containers	-	29
Other construction in progress	158	184
Total	**857**	**486**

The Group companies record all scheduled maintenance and repairs as expenses when incurred. Environmental remediation costs are provided for when management has a legal or constructive obligation to restore and clean up the sites or removal of harmful substances (see Note 18).

The amounts of borrowing costs capitalised for the years ended 31 December 2003 and 31 December 2002 were PLN (1)m and PLN 40m, respectively. The average capitalisation rates in the years ended 31 December 2003 and 31 December 2002 were (1)% and 7%, respectively.

(in PLN million)

7. Negative goodwill, net

	31 December 2003	31 December 2002
CPN	61	72
Anwil S.A.	(276)	(315)
Orlen Deutschland	(75)	-
Other	17	21
Total	**(273)**	**(222)**

Net changes in negative goodwill for the years ended 31 December 2003 and 31 December 2002 were as follows:

	31 December 2003	31 December 2002
Gross amount, opening balance	**(322)**	**(334)**
Increase of negative goodwill on acquisition of Anwil S.A. shares in 2002	-	(8)
Increase of negative goodwill on acquisition of German activities 3)	(71)	-
Foreign exchange gains/losses on negative goodwill valuation of German activities as at balance sheet date	(9)	-
Other additions/decrease of goodwill/ (negative goodwill)	-	20
Gross amount at the end of the period	**(402)**	**(322)**
Accumulated amortisation, opening balance	**100**	**70**
Charge for the period, net	29 1)	30 2)
Accumulated amortisation at the end of the period	**129**	**100**
Net book value at the end of the period	**(273)**	**(222)**

Negative goodwill does not relate to expected future losses and costs and it is recognised as income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortisable assets.

1) PLN (16)m relates to goodwill amortisation and PLN 45m relates to negative goodwill write-off both presented in other operating income/(expenses), net in the consolidated income statement.

2) PLN (12)m relates to goodwill amortisation and PLN 42m relates to negative goodwill write-off both presented in other operating income/(expenses), net in the consolidated income statement.

3) Method of negative goodwill valuation presented in Note 5b).

(in PLN million)

8. Intangible assets

	31 December 2003	31 December 2002
Software	12	3
Patents and trademarks	66	84
Other	43	20
Total	**121**	**107**

The movements of intangible assets in each year were as follows:

	Software	Patents and trademarks	Other	Total
Gross amount				
1 January 2002	16	146	30	192
Additions at cost	1	29	13	43
Acquisition of subsidiaries	-	-	-	-
Disposals of subsidiaries	-	-	-	-
Disposals	(1)	-	(10)	(11)
31 December 2002	**16**	**175**	**33**	**224**
1 January 2003	16	175	33	224
Additions at cost	7	15	15	37
Acquisition of subsidiaries *	7	-	21	28
Disposals of subsidiaries	-	-	-	-
Disposals	(2)	(2)	(3)	(7)
31 December 2003	**28**	**188**	**66**	**282**
Accumulated depreciation				
1 January 2002	12	60	12	84
Depreciation charge	2	31	4	37
Consolidation of subsidiaries	-	-	-	-
Disposals of subsidiaries	-	-	-	-
Disposals	(1)	-	(3)	(4)
31 December 2002	**13**	**91**	**13**	**117**
1 January 2003	13	91	13	117
Depreciation charge	3	32	6	41
Consolidation of subsidiaries **	2	-	5	7
Disposals of subsidiaries	-	-	-	-
Disposals	(2)	(1)	(1)	(4)
31 December 2003	**16**	**122**	**23**	**161**
Net book value				
31 December 2002	**3**	**84**	**20**	**107**
31 December 2003	**12**	**66**	**43**	**121**

* including foreign exchange gains/losses amounting in total to PLN 3m
** including foreign exchange gains/losses amounting in total to PLN 1m

(in PLN million)

9. Financial assets

a) available for sale investments

	31 December 2003	31 December 2002	Group interest in capital as at 31 December 2003	Group voting rights	Principal activity
Polkomtel S.A.	436	436	19.61%	19.61%	GSM mobile operator
NFI Piast S.A. [2]	-	9	-	-	Investment fund
AWSA Holland II B.V.	61	61	9.22%	9.22%	dominant company of Autostrada Wielkopolska S.A.
Other	55	39			
Total at cost	552	545			
Impairment	(40)	(42)			
Net value of available for sale investments	**512**	**503**			

	31 December 2003	31 December 2002
b) loan granted		
Polkomtel S.A. net value [3]	-	98
Other loans	22	-
Total	22	98
c) financial assets held to maturity		
Telewizja Familijna S.A. bonds[1]	26	26
Impairment	(26)	(26)
Net value of financial assets held to maturity	-	-
Total net value of financial assets	**534**	**601**

[1] On 8 April 2003 the bankruptcy of Telewizja Familijna S.A. was announced; net book value of shares and bonds as at 31 December 2003 and 31 December 2002 equals 0.
[2] The Company disposed of shares of NFI Piast S. in 2003 – revenue from disposal PLN 2m, purchase cost less impairment PLN 2m, profit on disposal PLN 0.
[3] On 17 December 2003 Polkomtel made an earlier repayment of loan.

Available for sale investments as shown above are carried at cost less impairment charges since they do not have quoted market prices in an active market and their fair value cannot be reliably measured by alternative valuation methods.

Shares of Polkomtel S.A., a Polish GSM mobile operator, are presented at historical cost of PLN 436m (19.61% interest) as at 31 December 2003. There are three other shareholders of Polkomtel with approximately 19% ownership interest and several other minority shareholders.

As at 31 December 2003 the Company had 9,22% share in AWSA Holland II B.V. share capital at total purchase price of PLN 61m. The company is the dominant holding company of Autostrada Wielkopolska S.A. that bears a licence to develop certain motorways in Poland. Shares are presented in the balance sheet at

(in PLN million)

purchase price, as they have no active market and their fair value cannot be reliably measured. The Company owns a put option of AWSA shares to Kulczyk Holding S.A., at purchase price not lower, than the balance sheet value as at 31 December 2003. The option can be exercised till year 2038. Management of the Company believes that put option is fully realisable. Shares in AWSA are not traded on an active market and their fair value cannot be reliably measured. Therefore the option was not valued.

10. Investments accounted for using equity method

a) As at 31 December 2003 and 31 December 2002 the Group's investments accounted for using equity method were as follows:

	Recorded value using equity method as at		Group interest in equity as at 31 December 2003	Principal activity
	31 December 2003	31 December 2002		
BOP[1)]	384	-	50.00%	production, distribution and sales of polyolefins
Naftoport Sp. z o.o.	52	49	48.71%	Construction, operation and maintenance of loading station for liquid fuel
Niezalezny Operator Miedzystrefowy Sp. z o.o. ("NOM")[2)]	-	84	35.00%	Telecommunication services
Other	57	66		
	-----	-----		
Total	**493**	**199**		
	=====	=====		

[1)] The Company contributed organised part of business to joint venture company - BOP on 28 February 2003, further described in Note 5a)
[2)] The Company disposed of shares in NOM in 2003 – revenue from disposal PLN 111,5m, carrying value PLN 84m, profit on disposal PLN 27,5m, further described in Note 5d). Because the Company had a put option of shares in NOM, as at 31 December 2002, the balance sheet value of NOM is at acquisition cost.

b) The Group's share of the assets, liabilities, revenue and expenses of the joint venture company – BOP are as follows at 31 December and for the years then ended:

Current assets	173
Non-current assets	526
Current liabilities	179
Non-current liabilities	-
Revenue	363
Operating costs	(332)
Profit before income tax	29
Income tax expense	(7)
Net profit	22

As of 31 December 2003 BOP had signed investment contracts with total capital commitment in the amount of EUR 200m. As of 31 December 2003 BOP had contingent liabilities in the amount of EUR 59m.

As at 31 December 2003 all PKN ORLEN's shares in BOP were pledged as security for liabilities of BOP, as further described in Note 30 m).

(in PLN million)

11. Inventories

	31 December 2003	31 December 2002
Finished goods	971	1,079
Work in progress (semi-products)	285	341
Goods for resale	260	85
Materials and production supplies	1,542	1,363
Net inventories	**3,058**	**2,868**

The inventory write-offs to net realisable value amounted to PLN 1m and PLN 6m for the years ended 31 December 2003 and 31 December 2002, respectively.

As at 31 December 2003 and 31 December 2002 the carrying amounts of inventories valued at net realisable value were PLN 71m and PLN 69m, respectively.

As at 31 December 2003 and 31 December 2002 the carrying amounts of inventories pledged as security for liabilities were PLN 37m and PLN 13m, respectively.

Pursuant to the Act on State Reserves and Mandatory Fuel Reserves of 30 May 1996 (Journal of Law no 90. position 404 with further amendments) in 1998 the Company was subject to an obligation to create and maintain mandatory reserves of liquid fuels, which accounted for 2% of the previous year production or import. Starting from year 2002 the level of mandatory reserves is created on the basis of schedule defined by the Decree of Ministry of Economy dated 14 June 2002 (Journal of Law no 84. position 756) as to reach the level of 76 days of production or imports less export of the entity as at the end of 2008 (moreover the Ministry of Economy is responsible for setting of economic fuel reserves: for liquid fuel in quantity equal to 14 fuel consumption days in current year).

As at 31 December 2003 the Group's mandatory reserves were equal to PLN 1.064m.

12. Trade and other receivables

	31 December 2003	31 December 2002
Trade receivables	2,027	1,614
Tax receivables	500	518
Advanced payments	-	93
Investment receivables (due to disposal of stake in NOM)	112	-
Other receivables	191	147
Gross receivables	2,830	2,348
Less allowance for doubtful accounts	(317)	(292)
Net receivables	**2,513**	**2,056**

Total receivables include PLN 421m and PLN 71m of amounts in foreign currencies as at 31 December 2003 and 31 December 2002, respectively. Trade receivables relate primarily to the sales of finished goods and sales of goods bought for resale.

(in PLN million)

Concentrations of credit risk relating to trade receivables are limited due to the large number of customers comprising the Group's customer base and their dispersion across many different industries principally in Poland and Germany.

The normal repayment periods of receivables related to sales is 14 to 30 days.

Maximum credit risk amounts to PLN 2,513m. The Management believes that risk of doubtful receivables is reflected by the set allowance for doubtful accounts.

The impairment charges and changes therein for the years ended 31 December 2003 and 31 December 2002 were as follows:

	For the year ended	
	31 December 2003	31 December 2002
Allowance, beginning of year	292	226
Increase	118	193
Released	(84)	(92)
Written off	(9)	(35)
Allowance, end of period	**317**	**292**

13. Short-term investments

Short-term investments as at 31 December 2003 and 31 December 2002 included securities which are classified as held-for-trading.

14. Deferred costs

	31 December	
	2003	2002
Prepayments	37	38
Other	43	19
Total	**80**	**57**

15. Cash and cash equivalents

	31 December	
	2003	2002
Cash on hand and in bank	514	144
Cash in transit and cash equivalents	48	34
Total	**562**	**178**

Total cash and cash equivalents include PLN 331m and PLN 11m of amounts in foreign currencies as at 31 December 2003 and 31 December 2002, respectively.

Concentrations of credit risk relating to cash and cash equivalents are limited because the Group places its cash mainly with several well-established Polish and international banks.

(in PLN million)

16. Minority interests

The minority interests represent the net assets of subsidiaries attributable to interests that are not owned, directly or indirectly through subsidiaries, by the Company.

	31 December	
	2003	2002
Minority interests		
Beginning of the period	412	395
Change in the Groups' share of equity	(19)	(27)
Minority interest in the profit/loss of the Group's entities	34	29
Inclusion of new companies in consolidated financial statements	-	15
End of the period	**427**	**412**

Minority interests consist of interest of minority shareholders in the following subsidiaries:

	31 December	
	2003	2002
Capital Group Anwil S.A.	207	194
Capital Group Rafineria Trzebinia S.A.	75	59
Capital Group Rafineria Nafty Jedlicze S.A.	33	33
Inowroclawskie Kopalnie Soli "Solino" S.A.	22	23
Other	90	103
Total	**427**	**412**

17. Interest bearing borrowings

	Note	31 December	
		2003	2002
Bank loans	(a)	2,918	2,152
Other loans and borrowings	(b)	36	71
Short terms bonds	(c)	77	340
Total		**3,031**	**2,563**
Less: short-term portion		1,195	2,161
Long-term portion		1,836	402

(in PLN million)

As at 31 December 2003 principal repayments fall due on:

	31 December 2003
12 months till 31 December 2004	1,195
1 January 2005 – 31 December 2006	254
Thereafter	1,582
Total	**3,031**

The Group's interest bearing borrowings have increased by PLN 468m during the year period ended 31 December 2003. Changes were mostly a result of:

- decrease of short – term securities by PLN 263m,
- increase of bank loans by PLN 429m due to consolidation of activity in Germany,
- incurring loans in PLN:
  - PLN 11m in Bank Handlowy S.A. in Warsaw,
  - PLN 6m in BPH PBK S.A.
- incurring of consortium loan:
  - EUR 115 m and USD 218m of Syndicated Dual Currency Loan*
- repayment of the following currency loans:
  - USD 200m (consortium loan)
  - EUR 25m in BPH PBK S.A.
  - EUR 25m in BH S.A.
- repayment of loans in PLN:
  - PLN 53m in Bank Millenium S.A.
  - PLN 47m in BPH PBK S.A.
  - PLN 30m in CITI Bank International,
  - PLN 27m in BH S.A.
  - PLN 4m in PKO BP S.A.

Though 18% of the Dominant Company loans are incurred with one bank, according to the Management Board, there is no risk of loans concentration in one bank.
Banks secure their interests with corresponding records in the loan agreements. In case of significant deterioration of financial situation of the debtor, banks are entitled to demand earlier repayment of the loans.

*Agreement of Syndicated Dual Currency Loan for the amount of EUR 500m was signed on 29 July 2003. The loan will be repaid in full in 2008. Loan is to be incurred both in EUR and in USD.

(a) Bank loans analysed by currency are as follows:

		31 December	
		2003	2002
Polish Zloty	(1)	897	1,273
U.S. Dollar	(2)	839	791
Swiss Franc	(3)	22	26
EURO	(4)	1,160	62
Total		**2,918**	**2,152**

(in PLN million)

As of 31 December 2003 and 31 December 2002 fixed rates and margins relating to loans with floating rates were following:

		Polish Zloty (1)	
31 December 2003	**Amount**	**Lowest margin**	**Highest margin**
Floating rate	897		
T/N WIBOR		0.15%	1.00%
1T WIBOR		0.60%	2.50%
1M WIBOR		0.02%	3.20%
3M WIBOR		0.40%	1.00%
6M WIBOR		-	0.95%
NBP discount rate		0.250	0.375
Total Polish Zloty	**897**		
		U.S. Dollar (2)	
31 December 2003	**Amount**	**Lowest margin**	**Highest margin**
Floating rate	839		
1W LIBOR		-	0.60%
1M LIBOR		-	1.00%
3M LIBOR		-	0.45%
Total U.S. Dollar	**839**		
		Swiss Franc (3)	
31 December 2003	**Amount**	**Lowest margin**	**Highest margin**
Floating rate	22		
3M LIBOR		-	1,00%
Total Swiss Franc	**22**		
		EURO (4)	
31 December 2003	**Amount**	**Lowest margin**	**Highest margin**
Fixed rate	163	4.17%	7.90%
Floating rate	997		
3M LIBOR		0.45%	1.00%
1M EURIBOR		0.16%	0.50%
3M EURIBOR		-	0.45%
6M EURIBOR		-	0.30%
Total EURO	**1,160**		
Total	**2,918**		
		Polish Zloty (1)	
31 December 2002	**Amount**	**Lowest margin**	**Highest margin**
Fixed rate	2	6.0%	8.0%
Floating rate	1,271		
T/N WIBOR		0.15%	1.10%
1T WIBOR		-	1.00%
1M WIBOR		0.00%	3.20%
3M WIBOR		0.30%	1.00%
6M WIBOR		-	0.95%
1M WIBID		-	0.50%
NBP discount rate		0.250	0.375
Total Polish Zloty	**1,273**		
		U.S. Dollar (2)	
31 December 2002	**Amount**	**Lowest margin**	**Highest margin**
Floating rate	791		
1M LIBOR		-	1.00%
3M LIBOR		-	0.35%
Total U.S. Dollar	**791**		
		Swiss Franc (3)	
31 December 2002	**Amount**	**Lowest margin**	**Highest margin**
Floating rate	26		
3M LIBOR		-	1.00%
Total Swiss Franc	**26**		
		EURO (4)	
31 December 2002	**Amount**	**Lowest margin**	**Highest margin**
Floating rate	62		
1W LIBOR		-	0.60%
1M LIBOR		-	1.70%
3M LIBOR		1.00%	2.00%
3M EURIBOR		-	1.20%
6M EURIBOR		-	0.30%
Total EURO	**62**		
Total	**2,152**		

(in PLN million)

The interest rates as of 31 December 2003 and 31 December 2002 for the following basis were the as presented:

	31 December	
	2003	2002
T/N Wibor	5.33%	7.19%
1T Wibor	5.35%	7.04%
1M Wibor	5.41%	6.98%
3M Wibor	5.60%	6.87%
6M Wibor	5.69%	6.60%
1M Wibid	-	6.69%
1 M Euribor	2.101%	2.8980%
3 M Euribor	2.124%	2.8650%
6 M Euribor	2.168%	2.8040%
1W Libor (USD)	1.0888%	1.36%
1M Libor (USD)	1.12%	1.38%
3M Libor (USD)	1.1519%	1.38%
1M Libor (EUR)	2.1001%	2.8966%
3M Libor (EUR)	2.1230%	2.8613%
3M Libor (CHF)	0.26%	0.62%
NBP discount rate	5.75%	7.50%

In 2003 the effective interest rate for loans in Polish Zloty is of 6.04% (in 2002 - 10.31%), and for loans in other currencies is of 2.14% (in 2002 – 2.39%).

(b) Other loans and borrowings

	31 December	
	2003	**2002**
Wojewodzki Fundusz Ochrony Srodowiska i Gospodarki Wodnej (Voivodship Fund for Environmental Care)	1	4
Narodowy Fundusz Ochrony Srodowiska (National Fund for Environmental Care)	35	67
Total	**36**	**71**

As at 31 December 2003 other loans and borrowings were subject to floating interest rates at 1.44% - 9.00% (as at 31 December 2002 3.0% - 10.0%).

(c) Bonds issued by PKN ORLEN

Bonds issued by PKN ORLEN and presented in balance sheet as at 31 December 2003, are denominated in PLN and they are subject to interest rates at 5.4% – 5.73% and are repayable in the first quarter 2004.

The Group continuously monitors the achievable interest rates and attempts to replace its loans with more favourable ones in response to market conditions.

The Group is granted loans both in PLN and foreign currencies, that bore mainly floating rates.

Based on arrangements made with their banks the Group had unused floating rate loan facilities of PLN 1,740m as at 31 December 2003.

Fair value of loans and borrowings is similar to their balance sheet value because the loan terms reflect currently market conditions.

As of 31 December 2003 and 31 December 2002 loans amounting to PLN 554m and PLN 570m respectively, were secured on specific assets of the Group as stated in relevant notes.

(in PLN million)

18. P rovisions

	31 December 2003	31 December 2002
Environmental provisions	407	380
Jubilee awards and retirement bonuses	159	150
Penalties, compensation, other	22	29
Other provisions	28	17
Total	**616**	**576**

The Group companies have a legal or constructive obligation to restore a significant number of contaminated retail and wholesale sites as well as production sites. An evaluation of the sites and an estimation of remediation costs were performed based on independent experts' analyses taking into account present legal rules and practices relating to contaminated land reclamation. Potential future changes to the legal regulations and practices concerning environmental protection may influence the level of the provision in future periods. The amount of environmental provision was reassessed by the Management on the basis of independent professional consultants' reports prepared as at 31 December 2003 and represents Management's best estimate of future costs assuming average level of parameters influencing estimated costs.

The movements in each year were as follows:

	Environmental provision	Jubilee awards and retirement bonuses	Penalties and compensations, other	Other provisions	Total
1 January 2002	412	135	20	34	601
Charge	1	40	16	19	76
Use of provision	(10)	(21)	(5)	(6)	(42)
Release	(23)	(4)	(2)	(30)	(59)
31 December 2002	380	150	29	17	576
Charge	51	62	1	21	135
Use of provision	(13)	(27)	(1)	(30)	(71)
Release	(13)	(13)	(7)	(9)	(42)
Change in Group	2	(13)	-	29	18
31 December 2003	**407**	**159**	**22**	**28**	**616**

(in PLN million)

19. Trade, other payables and accrued expenses

Trade and other payables and accrued expenses consist of the following:

	31 December	
	2003	2002
Trade payables	2,172	1,658
Taxes and social security	836	887
Social funds	46	46
Holiday pay accrual	23	17
Wages and salaries	14	34
Loyalty program	48	44
Valuation of convertible bonds	-	11
Accrued expenses and other payables	119	50
Total	**3,258**	**2,747**

The social fund, classified as a short-term employee benefit, is an employer's obligation based on the government mandated calculation based on the number of employees and the monthly minimum wage in Poland. The amounts calculated under this formula must be used for the benefits of the employees.

Trade and other payables and accrued expenses include PLN 1,986m and PLN 947m of amounts denominated in foreign currencies, respectively as at 31 December 2003 and 31 December 2002. Balance sheet value of short- term trade payables approximates their fair value, because trade payables are of a short - term.

20. Deferred income

	31 December	
	2003	2002
Grants	8	8
Other	6	7
Total	**14**	**15**

(in PLN million)

21. Shareholders' equity

The share capital as at 31 December 2003 represented by the parent company's share capital is PLN 534m, divided into 427,709,061 shares with nominal value of PLN 1.25 each.

The share capital consisted of the following share series as of 31 December 2003 and 31 December 2002:

Share series	Number of shares issued at 31 December 2003	Number of shares issued at 31 December 2002	Number of shares authorised at 31 December 2003	Number of shares authorised at 31 December 2002
A series	336,000,000	336,000,000	336,000,000	336,000,000
B series	6,971,496	6,971,496	6,971,496	6,971,496
C series	77,205,641	77,205,641	77,205,641	77,205,641
D series	7,531,924	-	11,344,784 *	11,344,784 *
	427,709,061	**420,177,137**	**431,521,921**	**431,521,921**

* number of shares approved by the general shareholders meeting before the final settlement of Motivation Program

In Poland, each new issuance of capital is labelled as a new series of shares. All of the above series have the exact same rights.

On 15 May 2000 Ordinary General Meeting of Shareholders of PKN ORLEN took a resolution concerning capital increase by issuance of 11,344,784 series D ordinary bearer shares. These shares are to be acquired by bearers of series A bonds convertible to shares with exclusion of pre-emptive rights of the owners of the existing shares. The issuance of the shares was conducted within the Motivation Program.

During the year 2003 7,531,924 bonds were converted into shares as a effect of the execution of the management options program. On 20 November 2003 District Court for capital city of Warsaw registered the increase in PKN ORLEN share capital. As a result of that increase the total number of shares amounts to 427,709,061.

Revaluation reserves result from obligatory in Poland revaluation of fixed assets. Revaluations of property, plant and equipment were generally performed as mandated based on rates set by the Central Statistics Office ("GUS") and were designed to reflect the level of inflation. These amounts are not distributable.

Reserves available for distribution, according to Polish law (Commercial Code set certain restrictions in relation to periods for which dividends can be paid) as at 31 December 2003 and 31 December 2002 amounted to PLN 2,204m (period 2003-2000) and PLN 1,879m (period 2002-1999) respectively. PKN ORLEN is authorised to pay dividends to the extent of distributable reserves available under Polish Accounting Standards on a stand-alone reported basis.

During the years ended 31 December 2003 and 31 December 2002 the Company has paid dividends in the amount of PLN 59m and PLN 50m for 2002 and 2001, which represented respectively PLN 0.14 and PLN 0.12 zloty per share.

In March 2004 the Management proposed to pay out dividends from 2003 net profit totalling PLN 188m (i.e. PLN 0.44 per share).

(in PLN million)

Earnings per share calculation and diluted earnings per share calculation are presented below.

	For the year ended 31 December 2003	For the year ended 31 December 2002
Weighted average common stock outstanding	420,804,797	420,177,137
Net profit for the period per share (in zloty per share)	2.35	1.00

As at 31 December 2003 and 31 December 2002 there is no dilutive effect regarding convertible bonds.

22. Segment reporting

Business segments

The Group's activities are conducted through two major operating divisions: Refining and Marketing (R&M) and Chemicals (C).

- The Refining and Marketing (R&M) includes crude oil refining, storage, wholesale and retail trading of refinery products.
- The Chemicals (C) includes mainly production and trading of petrochemical products by PKN ORLEN and fertilisers and PVC by Anwil as well as share in the net profit of BOP joint venture.

Other operations include mainly support activities in PKN ORLEN, transport activities and repair and construction activities performed by the Company's subsidiaries.

Segment profit and segment assets have been determined before making intersegment adjustments as appropriate. Sales prices between business segments approximate market values. Segment costs have been allocated as appropriate based on rationale, other segment costs not determined, have been included as unallocated corporate expenses, reconciling total segment results to profit from operations.

(in PLN million)

	Refining and Marketing		Chemicals		Other operations		Eliminations		Total	
	for the year ended		for the year ended		for the year ended		for the year ended		for the year ended	
	31 December 2003	31 December 2002	31 December 2003	31 December 2002	31 December 2003	31 December 2002	31 December 2003	31 December 2002	31 December 2003	31 December 2002
Revenue										
External sales	20,717	13,635	3,145	2,870	550	397			24,412	16,902
Inter-segment sales	3,759	2,627	1,400	1,296	1,103	1,242	(6,262)	(5,165)	-	-
Total revenue	24,476	16,262	4,545	4,166	1,653	1,639	(6,262)	(5,165)	24,412	16,902
Total costs	**(23,161)**	**(15,403)**	**(4,266)**	**(4,004)**	**(1,616)**	**(1,600)**	**6,261**	**5,165**	**(22,782)**	**(15,842)**
Other operating income	187	161	173	59	42	25			402	245
Other operating costs	(251)	(227)	(34)	(21)	(73)	(19)			(358)	(267)
Result										
Segment result	1,251	793	418	200	6	45	(1)	-	1,674	1,038
Unallocated corporate costs									20	11
Unallocated corporate expenses									(427)	(318)
Profit from operations									**1,267**	**731**
Financial income									279	211
Financial expenses									(377)	(220)
Share of net profits of associates	(1)	-	45	2	6	11			50	13
Profit before income tax									**1,219**	**735**
Income taxes									(198)	(285)
Minority interests									(34)	(29)
Net profit									**987**	**421**

(in PLN million)

	Refining and Marketing		Chemicals		Other Operations		Eliminations		Total	
	as at 31 December 2003	as at 31 December 2002	as at 31 December 2003	as at 31 December 2002	as at 31 December 2003	as at 31 December 2002	as at 31 December 2003	as at 31 December 2002	as at 31 December 2003	as at 31 December 2002
rmation										
sets	11,571	10,242	2,268	2,050	1,968	1,688	(101)	(96)	15,706	13,884
; in entities accounted for using the equity method	3	4	394	8	96	187			493	199
l corporate assets									950	990
s									**17,149**	**15,073**
ıbilities	2,798	2,778	367	203	369	351	(100)	(94)	3,434	3,238
l corporate liabilities									3,778	3,094
ities									**7,212**	**6,332**

(in PLN million)

	Refining and Marketing		Chemicals		Other Operations		Total	
	for the year ended		for the year ended		for the year ended		for the year ended	
	31 December 2003	31 December 2002	31 December 2003	31 December 2002	31 December 2003	31 December 2002	31 December 2003	31 December 2002
Property, plant, equipment and intangible assets expenditure	756	554	534	183	128	183	1,418	920
Property, plant, equipment and intangible assets expenditure unallocated to segments							35	28
Total property, plant, equipment and intangible assets expenditure							**1,453**	**948**
Segment depreciation	834	754	198	208	168	165	1,200	1,127
Unallocated assets depreciation							36	33
Total depreciation							**1,236**	**1,160**
Non-cash expenses other than depreciation	**159**	**147**	**18**	**16**	**41**	**27**	**218**	**190**

(in PLN million)

eographical segments

s a result of acquisition of financial assets in Germany, beginning on 1 March 2003, the Group operates in Poland and in Germany. The following table shows the stribution of the Group's consolidated sales by geographical market segmental reporting for business segments for the years ended 31 December 2002 and 2003.

Segment:	Refining and Marketing for the year ended 31 December		Chemicals for the year ended 31 December		Other Operations for the year ended 31 December		Total for the year ended 31 December	
	2003	2002	2003	2002	2003	2002	2003	2002
Export sales	771	947	791	800	17	15	1,579	1,762
Domestic sales	13,676	12,688	2,354	2,070	533	382	16,563	15,140
Sales in Germany	6,270	-	-	-	-	-	6,270	-
Total external revenue	**20,717**	**13,635**	**3,145**	**2,870**	**550**	**397**	**24,412**	**16,902**

ll Group's assets as at 31 December 2003 were located in Poland and Germany, where also the capital expenditures were incurred during the year ended 31 December 2003.

(in PLN million)

23. Financial instruments

	31 December 2003	31 December 2002
Assets		
Financial assets (see note 9)	534	601
Participation units in investment funds	52	-
Derivatives, including	89	23
Derivatives - PKN	*79*	-
Derivatives - subsidiaries	*3*	-
Embedded derivatives - PKN	*7*	*23*
Other	15	48
Total	**690**	**572**
Liabilities		
Derivatives, including	27	3
Derivatives - PKN	*26*	-
Embedded derivatives - PKN	*1*	*3*
Total	**27**	**3**

a) Derivative transactions – swap

The purpose of risk management in the Company is to reduce the changeability of cash flows and financial result using derivatives to hedge the main factors influencing their changeability.

The reduction of the changeability of cash flows related to the statutory activities is the Company's major goal in terms of market risk management. The Group companies manage the risk to which they are exposed, reduce the changeability of future cash flows and limit the potential losses caused by the occurrence of events which might have negative impact on the companies' results or endanger their continuity of activities. The policy and strategy of using derivatives is defined and supervised by the management boards of the Group companies.

The purpose of derivative transactions concluded by the Company in year 2003 was to decrease the vulnerability of revenues from sale of petrochemicals denominated in EUR. Revenues from the execution of contracts on sale of petrochemicals, although expressed in PLN, are dependant on EUR to PLN exchange rate. To hedge its revenues exposed to foreign currency risk the Company uses currency-interest swap transactions.

As a result of the derivative transactions, whose characteristic of market changes is adversely correlated with changes in revenues from sale of petrochemical products, the Company, in the fourth quarter of the year, significantly reduced fluctuations of revenues from sale of above mentioned products expressed in PLN.

The Group companies do not conclude speculative transactions.

During the year 2003 the Group companies did not use hedge accounting in relation to the above mentioned derivatives and as a result the change in their fair value was charged to the income statement.

(in PLN million)

erivative transactions – continuation

wap transactions – in Dominant Company

Company	Type of transaction	Opening transaction date	Period of transaction	Nominal amount	Interest rate*	Exchange rate*
PKN ORLEN S.A.	Currency-interest swap depreciated using the straight-line method	08.10.2003	20.10.2003 - 29.09.2006	224	2.4%	4.5
PKN ORLEN S.A.	Currency-interest swap depreciated using the straight-line method	10.10.2003	20.10.2003 - 29.09.2006	224	2.4%	4.5
PKN ORLEN S.A.	Currency-interest swap depreciated using the straight-line method	15.10.2003	20.10.2003 - 29.09.2006	226	2.4%	4.6
PKN ORLEN S.A.	Currency swap depreciated using the straight-line method	17.12.2003	18.12.2003 - 30.11.2006	815	0.0%	5.5

interest rates and exchange rates rounded to one decimal

Date of payments of the amount bought forward	Date of payments of the amount sold forward	Amount received by the PKN ORLEN S.A. in 12 months period to 31 December 2003	Amount paid by PKN ORLEN S.A. in 12 months period to 31 December 2003	Total fair value, net as at 31 December 2003	Total fair value, net as at 31 December 2002
Last working day of the month	-	3	-	53	-

(in PLN million)

erivative transactions – continuation

wap transactions – in subsidiary

ubsidiary Anwil S.A. entered into foreign exchange and interest rate swap in order to hedge the foreign exchange risk arising from foreign currency loan incurred. Data oncerning the following swap as at 31 December 2003 and 31 December 2002 are presented in the table below:

Company	Bank	Type of transaction	Opening transaction date	Closing transaction date	Amount bought forward	Amount sold forward	Interest rate for the amount bought forward	Interest rate for the amount sold forward
Anwil S.A.	Bank Millennium SA	Currency – interest swap	03/01.2003	08.04.2004	12 EUR	49 PLN	6M EURIBOR + 0.0%	6M WIBOR + 0.05%

Date of payments of interests on the amount bought forward	Date of payments of interests on the amount sold forward	Amount received by the Group in 2003	Amount paid by the Group in 2003	Fair value at 31 December 2003	Fair value at 31 December 2002
every 6 months from 08.10.2003 to 08.04.2004	every 6 months from 08.10.2003 to 08.04.2004	1	2	3	-

(in PLN million)

b. Changes of particular categories of financial assets

Changes of particular categories of financial assets (except for cash and cash equivalents) and financial liabilities of the Group in the 12 months periods ended 31 December 2003 and 31 December 2002 are the following:

Balance sheet value, net	Financial assets held for trading	Financial assets held to maturity	Financial assets available for sale	Loans granted and own receivables	Financial liabilities held for trading
1 January 2002	15	11	483	105	-
- increases	19	190	120	19	3
- decreases	(11)	(159)	(102)	(18)	-
31 December 2002	23	42	501	106	3
Balance sheet items					
Long term investments	-	-	501	100	-
Short term receivables	-	-	-	3	-
Short term investments	-	42	-	2	-
Other financial assets	23	-	-	1	-
Short term liabilities	-	-	-	-	3
Total	**23**	**42**	**501**	**106**	**3**

Value of long term financial assets available for sale valued at adjusted purchase price as at 31 December 2002 amounted to PLN 499m and included mainly shares and stakes with no active market.
The Group presents derivatives of positive fair value as financial assets held for trading, whereas derivatives of negative fair value as financial liabilities held for trading.

(in PLN million)

Balance sheet value, net	Financial assets held for trading	Financial assets held to maturity	Financial assets available for sale	Loans granted and own receivables	Financial liabilities held for trading
1 January 2003	23	42	502	106	3
- increases	150	1,066	29	38	29
- decreases	(32)	(1,093)	(19)	(122)	(5)
31 December 2003	141	15	512	22	27
Balance sheet items					
Long term investments	-	1	512	21	-
Short term receivables		-	-		-
Short term investments	52	14	-	1	-
Other financial assets	89	-	-	-	-
Short term liabilities	-	-	-	-	27
Total	**141**	**15**	**512**	**22**	**27**

ue of long term financial assets available for sale valued at adjusted purchase price as at 31 December 2003 amounted to PLN 511m and included mainly shares and stakes n no active market.

· value of financial assets held for trading as at 31 December 2003 included derivatives and embedded derivatives amounting to PLN 89m and participation units in estment funds amounting to PLN 52m

(in PLN million)

24. Operating costs

	For the year ended	
	31 December 2003	31 December 2002
Raw materials and energy	11,005	10,331
Cost of goods bought for resale*	7,537	1,836
External services	1,789	1,539
Payroll and benefits (staff costs)	1,055	1,016
Depreciation and amortisation	1,236	1,160
Taxes and charges	263	239
Other	595	513
	23,480	16,634
Adjusted by:		
Change in inventories, deferred and accrued costs	188	(143)
Internal costs capitalised	(101)	(64)
Operating costs	**23,567**	**16,427**

*Increase of cost of goods bought for resale for the year ended 31 December 2003 results from consolidation of business in Germany which sales goods.

25. Financial income and expenses, net

	For the year ended	
	31 December 2003	31 December 2002
Interest expense	(111)	(153)
Foreign exchange losses	(185)	(22)
Interest income	62	71
Foreign exchange gains	81	21
Profit from sale of shares, securities	33	63
Dividends received	49	-
Other, net	(27)	11
Total	**(98)**	**(9)**

(in PLN million)

26. Income tax

	For the year ended 31 December 2003	For the year ended 31 December 2002
Current income tax charge	(379)	(227)
Deferred tax	181	(58)
Total	**(198)**	**(285)**

The Group does not constitute a tax group under Polish legislation. Therefore, each company in the Group is a separate taxpayer.

According to the Polish tax regulations, the tax rate in effect in 2003 and 2002 was 27% and 28% respectively. Income tax law has changed in November 2002 imposing 27% rate for 2003 and subsequent years. Before this change the tax rate was supposed to be 24% in 2003 and 22% in 2004 and thereafter. The change caused reassessment of net deferred tax liability, by PLN 75m (increase of net deferred tax liability) in the year ended 31 December 2002.

In 2003 a change of the tax rate to 19% was approved starting from year 2004. The Group entities reassessed deferred tax assets and liabilities. The reassessment was accounted in results of year 2003 in amount of PLN 104m (decrease of net deferred tax liability).

The reconciliation between the reported income tax expense and the theoretical amount arising by applying the statutory income tax rates is as follows:

	For the year ended 31 December 2003	For the year ended 31 December 2002
Profit before income tax	1,219	735
Income tax calculated at statutory rate (27% - 2003; 28% - 2002)	(329)	(206)
Effect of investment tax allowance bonus	-	14
Effect of tax rate changes	104	(75)
Other	27	(18)
Income tax expense for the year	**(198)**	**(285)**
Effective tax rate	16%	38%

(in PLN million)

The net deferred tax liability as at 31 December 2003 and 31 December 2002 consists of the following:

	31 December 2003	31 December 2002
Deferred tax assets:		
Deferred tax on environmental charges	77	102
Investment tax allowance bonus	-	14
Jubilee and retirement costs provisions	30	39
Unrealised foreign exchange loss	10	-
Other	52	66
Deferred tax assets – total	**169**	**221**
Deferred tax liabilities:		
Investment tax allowance	(225)	(369)
Capitalisation of borrowing costs	(86)	(140)
Unrealised foreign exchange gains	-	(32)
Difference between tax and accounting amortisation and depreciation	(60)	(53)
Revaluation of assets to fair value relating to acquisition of majority stake of Anwil S.A.	(20)	(26)
Difference in contribution in kind – BOP (Note 5a))	(19)	-
Valuation of financial instruments	(37)	(7)
Provision for deferred tax - total	**(447)**	**(627)**
Net deferred tax liabilities	**(278)**	**(406)**

As the companies in the Group are not subject to group taxation and relief, the deferred tax assets and liabilities in the individual companies must be evaluated on a standalone basis. As a result, the consolidated balance sheets reflect deferred tax assets of PLN 15m and PLN 25m and deferred tax liabilities of PLN 293m and PLN 431m as of 31 December 2003 and 31 December 2002, respectively.

Under Polish tax regulations, taxpayers could have reduced the taxable income by the costs of purchasing qualifying fixed assets acquired in a given tax year (investment tax allowance deduction). In addition, the taxable income could have been further reduced in the following year by 50% of the previous year deduction (investment tax allowance bonus).

Both the initial deduction and the additional deduction have been subject to limits prescribed in the Corporate Income Tax Act dated 15 February 1992. A deduction not used in a given year due to lower pre-tax profit could not have been carried over into the next year.

Resulting from changes in income tax law, the above described tax incentives have been only available in year 2002 in relation to the continued investment projects begun before 2001. In all other cases, the investment incentives are no longer available. Investment tax allowance bonus earned due to investment tax allowance in 2002 was deducted from tax in the year ended 31 December 2003.

(in PLN million)

27. Operating leases

Operating lease agreements are mainly in respect of the lease of buildings, computer equipment and vehicles. The lease expenses for the year ended 31 December 2003 and 31 December 2002 were PLN 4m and PLN 6m, respectively.

Future minimum lease payments under non-cancellable operating leases as at 31 December 2003 were as follows:

	31 December 2003
2004	5
2005	2
2006	1
2007 and thereafter	-
Total minimum lease payments	8

28. *Commitments resulting from capital expenditures*

As of 31 December 2003, capital and other expenditures amounting to PLN 1,011m had been committed and authorised under contractual arrangements and PLN 3,663m had been authorised by the Management Board and not contracted yet.

29. Related party transactions

a. Transactions with members of the Management Board, Supervisory Board, their spouses, siblings, descendants and their other relatives

As at 31 December 2003 the Group companies did not grant any advances, loans, borrowings, guarantees and any other agreements which result in any operation in favour of the Company and its related companies to managing and supervising persons and their relatives.

In 2003 members of Management Board, Supervisory Board, their spouses, siblings, descendants and their other relatives have not entered into any significant transactions with the Company.

The Company shares possessed by the Management Board and by the Supervisory Board in 2003:

	Number of shares, options as at 1 January 2003	Acquired	Disposed	Number of shares, options as at 31 December 2003
Management Board*	-	254,493	254,493	-
Supervisory Board	-	-	-	-

* transactions referred to the purchases of convertible bonds within the motivation programme.

(in PLN million)

b. Transactions between the Company and its related parties were conducted on normal commercial terms and were as follows:

	Entities accounted for using equity method
Sales	
year ended 31 December 2003	780
year ended 31 December 2002	141
Purchases	
year ended 31 December 2003	138
year ended 31 December 2002	198
Trade receivables, gross	
31 December 2003	103
31 December 2002	13
Trade payables	
31 December 2003	30
31 December 2002	36

The above transactions included primarily sales and purchases of petroleum products as well as purchases of maintenance, transportation and other services. The prices used in transaction approximate market levels.

c. Other significant transactions with related parties

- As described in Note 9, the Company has put option of AWSA shares to Kulczyk Holding S.A. which is a shareholder of the Company.
- As described in Note 5a) the Company contributed organised part of business to BOP, which is joint venture of the Company.

30. Contingencies and risks

a) Guarantees and other contingent liabilities

1. guarantees and sureties

The Group entities granted guarantees and sureties. The amounts of such guarantees and other contingent liabilities were PLN 107m (including PLN 100m to associates and joint venture) and PLN 16m (including PLN 1m to the associates) as at 31 December 2003 and 31 December 2002, respectively.

2. other contingent liabilities

- PLN 33m - liability securing three rent agreements to „Locum" Sp. z o.o. located in Szczucin
- PLN 16m - related to cession of rights to receivables to bank
- PLN 11m - related to cession of rights

(in PLN million)

b) Litigations

In accordance with the Agreement signed on 20 December 2002, Tankpol Sp z o.o transferred to PKN ORLEN due to cession, 40% of shares held in ORLEN PetroTank Sp z o.o. in exchange for receivables from Tankpol Sp. z o.o. Final settlement of this transaction should be made after valuation of shares in ORLEN PetroTank Sp. z o.o. On 30 October 2003 a legal case was filed against PKN ORLEN as compensation for PLN 70m or return of the ceded shares. On 26 January 2004 Tankpol Sp. z o.o. modified its claim for repayment of PLN 36m or return of the ceded shares. Together with the claim, Tankpol Sp. z o.o. presented a new valuation of ORLEN Petro Tank Sp. z o.o. amounting to PLN 232m. On 22 January 2004 Tankpol Sp. z o.o. approached Company with a compromise offer, stating, that the claim will be revoked if PKN ORLEN pays PLN 33m. On 18 February 2004 during the first hearing the court suspended the legal proceeding for the period of three months, in order to allow parties to reach a compromise.

In the Company's Management view, based on the independent legal opinion obtained, the final outcome of the above claim should not have a material impact on the presented financial results.

c) Tax regulations in Poland

Poland currently has a number of laws related to excise tax, value-added tax, corporate income tax and payroll (social) taxes. Regulations regarding these taxes are often changed which causes their ambiguity and inconsistency. Implemented regulations are often unclear or inconsistent. Often, differing opinions regarding legal interpretations exist both among and within government ministers and organisations, creating uncertainties and areas of conflict. Tax settlements, together with other legal compliance areas (for example: customs and currency control matters) are subject to review and investigation by a number of authorities, who are enabled by law to impose severe fines, penalties and interest charges. These facts create tax risks in Poland that are substantially higher than those typically found in countries with more developed systems.

There are no formal procedures in Poland to agree the final level of tax charge for a period. Tax settlements may be a subject of review during the subsequent 5 years, from the end of the tax year where tax payments took place. There is a risk that the authorities may have a different opinion from that presented by the entities constituting the Group as to the interpretation of the law which could have significant effect on Group's entities stated tax liabilities.

d) Excise tax – contingent liability of Rafineria Trzebinia S.A.

On 15 November 2002, based on the act on restructuring of certain budget receivables from enterprises, Rafineria Trzebinia, the Company's subsidiary, applied for the restructuring of budget receivables concerning excise duty and VAT for the period from June to December 1998. On 30 December 2002 fiscal authorities issued a decision on restructuring conditions of payables concerning VAT and excise duty of total value of PLN 35.3m, stating the restructuring charge in the amount of PLN 5.3m. The charge was paid in full in January 2003.

As a result of the audit performed by the Tax Audit Office in Krakow, tax allowance for the months I-XII.1999, I-XII.2000 and I-XII.2001 on VAT concerning production of diesel fuel with component extracted from reprocessed used oil, was questioned. On 22 December 2003 the company received decisions of the Director of Tax Audit Office in Krakow, which stated the additional VAT liability together with penalties in the total amount of PLN 79.8m.

As a result of the above decisions, the Management Board of Rafineria Trzebinia, taking into account a significant interest of the taxpayer and ambiguous regulations regarding the tax allowance on reprocessing of used oil, applied to the Tax Office in Chrzanow for partial remission of the liability. The application received a favourable opinion of the Tax Office Jury in Krakow. On 29 December 2003 Rafineria Trzebinia S.A. paid PLN 11.8m of overdue tax liability covered by the decisions of Tax Audit Office Director. On 31 December 2003 the Head of Tax Office in Chrzanow, after obtaining a positive opinion from Tax Office Jury in Krakow, issued a decision, in which the remaining liability of PLN 68m was cancelled.

(in PLN million)

e) VAT litigation

On 30 June 2003 General Tax Control Council issued to PKN ORLEN four tax decisions related to December 1997 and August - October 1998 VAT, setting tax liability higher by PLN 15m tax liability and interest of PLN 20m. The decisions were questioned in accordance with Article 26 paragraph 2 of Act on Tax Control dated 28 September 1991.
General Tax Control Council, after reassessment of four issued decisions, cancelled former decisions and on 19 September 2003 ceased the proceeding.

f) Power transfer fee – settlements with Zaklad Energetyczny Plock S.A.

According to the paragraph 36 of the Decree of Ministry of Economy dated 14 December 2000 relating to detailed methods of determination and computation of tariffs and electricity settlement regulations (Journal of Law No. 1 dated 15 January 2001), the power transfer fee calculation method has been changed. According to the paragraph 37 of the Decree a different method of power transfer fee settlement has been allowed. Following the decision of Chairman of Electricity Regulation Office the electricity sale agreement between Zaklad Energetyczny Plock S.A. and PKN ORLEN was signed. The agreement did not determine contentious issues concerning transfer fee for the period from 5 July 2001 to 30 June 2002, as it was regarded as civil case to be settled by an appropriate court.
Zaklad Energetyczny Plock S.A. called on PKN ORLEN to compromise agreement, as well as District Court in Warsaw called PKN ORLEN as co-defendant in court case Polskie Sieci Energetyczne against Zaklad Energetyczny Plock S.A.
The Company's Management made estimate of the claim and provided for it accordingly.

g) Anti-trust proceedings

In 2003 the Company was subject to two anti-trust proceedings.

In proceeding Office for Protection of Competition and Consumer ("OPCC") issued a decision setting cash penalty. These proceedings concern:

Methods of setting prices for antifreeze liquid to radiators „Petrygo" and prices for monoethylene glycols – the Company appealed to Anti-Trust Court against the negative decision of OPCC setting penalty of PLN 40m. On 13 August 2001 the Anti-Trust Court annulled fully the decision of OPCC, which blame PKN ORLEN of applying monopolistic practice, annulling at the same time cash penalty, in 2001 due to this fact the provision was fully released. OPCC applied on 4 October 2001 to the Supreme Court to annul the verdict. On 10 July 2003 the Supreme Court annulled the verdict of the Anti-Trust Court dated 13 August 2001 due to administrative deficiencies. In these circumstances the case will be conducted again by District Court in Warsaw and Anti-Trust Court.

These consolidated financial statements do not include provisions relating to the above proceeding as in the opinion of the Company's Management charging the Company with that penalty is not probable.

In 2003 final decision was made concerning mentioned below proceeding. The proceeding concerned:

Prices of fuels – the Company appealed to Anti-Trust Court against the negative decision of OPCC setting a penalty of PLN 5m. Anti-Trust Court repealed the decision of OPCC concerning monopolistic practice of PKN ORLEN and therefore the cash penalty was repealed. In 2000 provision of PLN 5m, set in year 1999, was released. On 21 February 2001 OPCC applied to the Supreme Court to annul the positive v erdict for the Company. On 16 May 2003 Supreme Court overruled cessation of OPCC. Decision of Supreme Court is final and cannot be appealed against.

(in PLN million)

h) Employees compensation plan

On 23 December 2002 an agreement between the Company and trade unions operating within the Company was signed. The goal of this agreement was regulating the situation of employees in case of introducing restructuring actions in PKN ORLEN. The Company guarantees employment for employees until the final stage of restructuring process (the period was not clearly defined). If the obligation is not settled by the Company, dismissed employees will be paid compensation according to the following rules:

- equivalent of 7 month employee's salary if employment contract is terminated until 31 December 2003;
- equivalent of 4 months employee's salary if employment contract is terminated in the period between 31 December 2003 and 31 December 2005;
- equivalent of 3 months employee's salary if employment contract is terminated after 31 December 2005.

These amounts do not comprise compensation regulated by article 8 of act dated 28 December 1989 on detailed principles of dissolving employment contracts for reasons concerning the employer.

i) Tax allowances – investment incentives

During the period 1997 – 2002 the Group companies took advantage of the investment tax allowances described earlier in Note 25. Under the terms of this scheme, the Group companies have taken current deductions equal to PLN 2,009m in respect of investments in qualifying assets. During the period 1998 – 2003 the Group companies have also utilised additional investment tax bonuses relating to these capital investments. These deductions and bonuses have reduced the tax charges of the Group by PLN 300m and PLN 174m, respectively, during the period 1998 – 2003 as follows.

Financial Year	Tax allowance	Tax bonus
1998	111	63
1999	95	46
2000	62	38
2001	28	12
2002	4	13
2003	-	2
Total	**300**	**174**

The above described allowances and bonuses are conditional. The law provides for the loss and reversal of entitlement for all investment allowances if within 3 years, any of the following circumstances arise:

(i) the taxpayer has outstanding tax liabilities exceeding 3% of particular taxes due for specific tax years, in relation to taxes constituting the state budget's income and insurance pension premiums; in the case of VAT, any outstanding payments may not exceed 3% of output VAT,

(ii) the taxpayer transfers, in any form, the ownership of items that were subject to investment deductions; this does not concern the transfer of ownership resulting from the change of an entity's legal form or the merger or diversion of companies, performed on the basis of regulations regarding state-owned companies, the commercialisation and privatisation of state-owned companies, the Commercial Code and Cooperative Law,

(iii) the legal basis for the treatment of leased fixed assets as a component of the lessee's property ceases to exist,

(iv) the taxpayer is put into liquidation or is declared bankrupt,

(v) the taxpayer is reimbursed for investment expenses in any form,

Additionally, taxpayer can recognise tax deductions, if defined conditions, including lack of outstanding tax liabilities, are met before any deductions are recognised. If the conditions were not met at the moment in which the tax incentives deductions were recognised, tax authorities may deny a claim to tax allowances. The Act for the amendment of the Corporate Income Tax Act of 20 November 1998 (Journal of Law dated 27 November 1998 with further amendments), stipulates that taxpayers do not lose such a right if they correct their tax

(in PLN million)

returns and settle the outstanding payments with penalty interest due, within the period prescribed by regulations. In this case, the above implications described in point (i) are not applicable.

j) Fixed assets located on land where ownership is disputed

The Group operates and reflected in assets several fuel stations and other properties on which the ownership of the underlying land is unclear. The book value of the fixed assets located on such plots were PLN 25m and PLN 29m as of 31 December 2003 and 31 December 2002, respectively.

k) Termination benefits for the Management Board

PKN ORLEN Management Board members, based on their individual employment contracts, are entitled to receive 6 to 12 months salaries after the termination of the employment.

l) Disposal of stake in NOM Sp. z o. o.

The Group presented in the balance sheet as at 31 December 2003 receivables totalling PLN 111.5m and related to the execution of put option for shares in NOM. The realisability of the related receivable was described in Note 5d.

m) Pledge on BOP shares

Pursuant to the registered share pledge agreement dated 19 December 2003, PKN ORLEN established for the benefit of Kredyt Bank S.A. with seat in Warsaw (acting as the Security Agent) (the "Security Agent") a registered pledge, and as the temporary security until the date of entering the registered pledge into pledge register an ordinary pledge (i.e., a pledge under Article 327 et seq. of the Civil Code), in respect of all the shares held by PKN ORLEN in the share capital of the BOP, that is, 907,398 shares with a nominal value of PLN 500 each, which shares represent 50% of the share capital of BOP, and entitle the shareholder to exercise 50% of the votes at the Shareholders Meeting of BOP. The condition for the effective establishment of the registered pledge is the entry of such pledge into the pledge register held by the applicable court. Upon registration of the registered pledge the ordinary pledge shall expiry.

The pledge established pursuant to the share pledge agreement dated 19 December 2003, provides a security for repayment of present and future pecuniary claims of the pledgee under the Hedging Intercreditor Agreement up to the maximum amount of EUR 750m.

On 23 January 2004 the entry to the pledge register in respect of all the shares of the BOP held by the Company was made.

n) Other risks

Due to the public information in relation to the Company's purchase transactions, the Supervisory Board has taken actions including requests to audit firms to perform specific test procedures, which were aimed at verifying the above information, including an analysis of the specified procurement transactions. The reports on these procedures has been presented to the Supervisory Board for further analyses. Simultaneously, the Management Board filed notifications to the Public Prosecutor's Office regarding a suspicion of a commitment of crimes connected with:

- disclosure of confidential information, included in auditors' reports,
- violation of the Company's purchase procedures.

The final outcome of the above notifications is not known as at the date of the preparation of these financial statements. However, in the Management's opinion, there are no circumstances indicating that the above mentioned matters may materially impact the true and fair presentation of the accompanying financial statements for 12 month period ended 31 December 2003.

(in PLN million)

31. Short-term employee benefits paid to the Management Board and the Supervisory Board

Management Board remuneration include salaries, annual bonuses and cash equivalent for unutilized holiday.

Management Board and Supervisory Board remuneration during years ended 2003 and 2002 was as follows:

Remuneration	For year ended 31 December 2003	For year ended 31 December 2002
Management Board	13,043	11,439
Supervisory Board	856	859
Total	**13,899**	**12,298**

32. Employment structure

Average employment by category during years ended 2003 and 2002 was as follows:

Employment structure	For year ended 31 December 2003	For year ended 31 December 2002
Blue collar workers	8,852	10,012
White collar workers	7,534	7,798
Total	**16,386**	**17,810**

Employment level as of 31 December 2003 and 31 December 2002 totalled 15,133 and 17,818 persons, respectively.

33. Post balance sheet events and other additional information

1. On 12 January 2004 PKN ORLEN submitted an indicative offer (the "Offer") for the acquisition of 62.99% of the share capital of UNIPETROL, a.s., a company operating in the Czech oil sector ("UNIPETROL"), and the purchase of the receivables of Česká konsolidační agentura ("ČKA") towards certain entities directly or indirectly owned by UNIPETROL, as well as for the potential purchase of 9.76% of the share capital of SPOLANA, a.s., currently owned by ČKA (collectively the "ČKA Assets"). The Offer represents an early stage in the discussions and is a non-binding document confirming PKN ORLEN's interest in the privatization process of UNIPETROL.

2. On 1 March 2004 Jacek Bartkiewicz was dismissed from the position of Member of the Supervisory Board of the Company by the Minister for State Treasury as a result of his resignation. Simultaneously, Grzegorz Mroczkowski was appointed to the Supervisory Board of the Company.

3. On 8 April 2004 Maciej Gierej, Edward Grzywa, Andrzej Kratiuk and Orest Nazaruk were dismissed from the position of Members of the Supervisory Board of the Company by the Extraordinary Shareholders Meeting. Simultaneously, Jacek Walczykowski, Andrzej Wieczorkiewicz, Andrzej Studzinskiego and Marian Czakanski were appointed to the Supervisory Board of the Company.

4. On 20 November 2003 the Management Board of Polski Koncern Naftowy ORLEN S.A. informed, that PKN ORLEN and MOL Hungarian Oil and Gas Plc. („MOL") signed agreement whereby they agreed intention to initiate the co-operation in the Central and Eastern European oil sector. The parties believe that this co-operation would allow both MOL and ORLEN to benefit from synergies and

(in PLN million)

could create the opportunity to compete more effectively with the major global operators in the sector. The agreement provides for an initial period of exclusive consultation between MOL and ORLEN in respect of potential co-operation. The parties have also agreed to establish working groups to assess the feasibility of further potential co-operative initiatives and to consider the structuring and timing of such initiatives. Despite the fact that the agreement involves non-binding elements, the parties believe it will serve as a useful measure and look forward to productive discussions between the MOL and PKN ORLEN teams.

34. Transformation for IFRS purposes

The Group companies maintain their accounts in accordance with the accounting principles and practices employed by enterprises in Poland as is required by the Accounting Act and related regulations. The financial statements set out above reflect certain adjustments not reflected in the companies statutory books to present these financial statements in accordance with IFRS effective for 2003, except for non-compliance with IAS 29 and IAS 16 as specified in Note 3.

The adjustments to the consolidated financial statements prepared under Polish Accounting Standards ("PAS") are set out below:

	Net profit for the year ended	
	31 December 2003	31 December 2002
PAS basis consolidated	1,014	479
Distributions from profit for social activity	(4)	-
Borrowing costs capitalisation, less depreciation	(68)	(25)
Amortisation of CPN goodwill	(10)	(11)
IFRS treatment of negative goodwill	17	8
Deferred tax on the above	53	(17)
Other	(15)	(13)
IFRS Consolidated	**987**	**421**

	Net assets	
	31 December 2003	31 December 2002
PAS basis consolidated	9,130	7,927
Distribution from profit for social activity	-	-
Borrowing costs capitalisation less depreciation	458	526
Goodwill on CPN, net	62	72
IFRS treatment of negative goodwill	(54)	(71)
Deferred tax on the above	(87)	(140)
Other	1	15
IFRS Consolidated	**9,510**	**8,329**

(a) Distribution from profit for social activity

According to Polish business practice shareholders of the Company have the right to distribute the profit for the employees benefits, i.e. for bonus payment or for the Company's social fund. Such distributions are presented in statutory financial statements, similarly to dividend payments, through the change in capital. In the financial statements prepared in accordance with IFRS such payments are charged to operating costs of the year, that the distribution concerns.

(b) Capitalisation of borrowing costs

In accordance with PAS, borrowing costs are written off to the income statement as incurred net of the amount capitalised related to borrowings for specific capital projects. Borrowing costs incurred on general borrowings are always expensed as incurred. Borrowing costs are capitalised as a part of the costs of the relevant fixed assets up to the date of commissioning and written off to the income statement over the period in which the assets is depreciated.

In these financial statements borrowing costs are subject to capitalisation in accordance with allowed alternative treatment of IAS 23 "Borrowing costs" presented in Note 4(i).

(c) Goodwill on shares purchased from former CPN employees

The acquisition of CPN's employee shares was recorded for IFRS purposes under the acquisition method of accounting. As a result the Company recognised goodwill of PLN 107m on the acquisition of the 19.43% CPN shares held by the employees.

For PAS, the acquisition of CPN, including the acquisition of the minority shares was pushed back to the earliest financial statements presented under pooling of interests' method.

(d) IFRS treatment of negative goodwill

According to PAS, before the amended Accounting Act came into force, the Company released negative goodwill to income during two to five years period subsequent to acquisition. In the IFRS financial statements negative goodwill is recognised in a manner presented in Note 4(c).

(e) Deferred tax effects

Adjustments related to above mentioned differences between PAS and IFRS are basis for deferred tax calculation.

(f) IFRS treatment of revenues

In accordance with PAS, the Company and certain of its subsidiaries included excise tax charged on the oil product manufactured in their revenues and selling expenses.

For the purpose of these consolidated financial statements prepared under IFRS revenues and selling expenses had been presented net of excise tax of PLN 9,309m and PLN 9,426m for the years ended 31 December 2003 and 31 December 2002, respectively.

35. Other

The consolidated financial statements have been authorised by Company's Management Board at premises of the Company, on 19 April, 2004.

SIGNATURES OF THE MEMBERS OF THE MANAGEMENT BOARD

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President – Zbigniew Wróbel

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Vice President – Jacek Strzelecki

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Vice President – Sławomir Golonka

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Vice President – Janusz Wiśniewski

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Vice President – Andrzej Macenowicz